                                                    Registration No. 333-
-------------------------------------------------------------------------------

                   -----------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933               [X]

        Pre-Effective Amendment No.                                   [ ]
                                   ----

        Post-Effective Amendment No.                                  [ ]
                                     ----

                                 AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940       [ ]

        Amendment No.                                                 [ ]
                     ----

                        (Check appropriate box or boxes)

                        --------------------------------

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           (Exact Name of Registrant)

                        --------------------------------

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                              (Name of Depositor)
             1290 Avenue of the Americas, New York, New York 10104
              (Address of Depositor's Principal Executive Offices)

       Depositor's Telephone Number, including Area Code: (212) 554-1234

                                 ROBIN WAGNER
                          Vice President and Counsel

           The Equitable Life Assurance Society of the United States
             1290 Avenue of the Americas, New York, New York 10104
                  (Names and Addresses of Agents for Service)

                   -----------------------------------------
           Please send copies of all communications to: (201)392-5279

         PETER E. PANARITES                     John R. Towers
  Freedman, Levy, Kroll & Simonds           Senior Vice President
   1050 Connecticut Avenue, N.W.,             and General Counsel
             Suite 825               State Street Bank and Trust Company
       Washington, D.C. 20036                225 Franklin Street
                                               Boston, MA 02110
                   -----------------------------------------

                     CALCULATION OF REGISTRATION FEE UNDER
                           THE SECURITIES ACT OF 1933

 ----------------------------------------------------------------------------------------------------------------------------------
 Title of Securities Being    Amount Being Registered         Proposed Maximum         Proposed Maximum      Amount of Registration
         Registered                                       Offering Price per Unit*    Aggregate Offering              Fee(2)
                                                                                            Price*
 ----------------------------------------------------------------------------------------------------------------------------------
     Units of Interest              $60,000,000                        .000264            $60,000,000                 $15,840
    Under Group Annuity
          Contract
                                                                    (1)
------------------------------------------------------------------------------------------------------------------------------------

*Estimated solely for purpose of determining the registration fee.
(1) The Contract does not provide for a predetermined amount or number of units


(2) Of the $75,000,000 of units of interest under group annuity contracts registered under Registration Statement No. 333-77113, $58,551,561, for which a filing fee of $16,277 was previously paid, are being carried forward. Pursuant to Rule 429 of the Securities Act of 1933.


Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

American Dental Association
Members Retirement Program
PROSPECTUS DATED MAY 1, 2000
--------------------------------------------------------------------------------


Please read this prospectus and keep it for future reference. It contains important information you should know before participating in the Program or allocating amounts under the contract.



ABOUT THE ADA PROGRAM


The Program provides members of the American Dental Association and their eligible employees several plans for the accumulation of retirement savings on a tax-deferred basis. Through trusts ("trusts") maintained under these plans, you can allocate contributions among the investment options offered under the Program. There are currently twelve investment options under the Program including: 3-year and 5-year Guaranteed Rate Accounts, and, through the American Dental Association Members Retirement Program contract, nine investment funds and the Money Market Guarantee Account. THIS PROSPECTUS DESCRIBES THREE OF THE AVAILABLE INVESTMENT FUNDS: THE EQUITY INDEX FUND, THE LIFECYCLE FUND-CONSERVATIVE AND THE LIFECYCLE FUND-MODERATE. THIS PROSPECTUS ALSO DESCRIBES THE LIFECYCLE FUND GROUP TRUSTS IN WHICH THE TWO LIFECYCLE FUNDS INVEST.


WHAT IS THE AMERICAN DENTAL ASSOCIATION MEMBERS RETIREMENT PROGRAM CONTRACT?

The American Dental Association Members Retirement Program contract is a deferred group annuity contract issued by THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES. Contributions to the trusts maintained under the plans will be allocated among our investment funds and our Money Market Guarantee Account, in accordance with participant instructions.




-------------------------------------------------------------------------------
 INVESTMENT FUNDS
 o Growth Equity Fund         o Lifecycle Fund -
 o Aggressive Equity Fund       Moderate
 o ADA Foreign Fund           o Lifecycle Fund -
 o Equity Index Fund            Conservative
 o Real Estate Fund           o ADA Blue Chip Growth
 o Equity Income Fund           Fund
-------------------------------------------------------------------------------



The Growth Equity Fund is managed by Equitable Life.

The Real Estate Fund invests primarily in units of Equitable Life's Prime Property Fund.

The Aggressive Equity Fund, ADA Foreign Fund, Equity Index Fund, Equity Income Fund and ADA Blue Chip Growth Fund respectively invest in shares of the following mutual funds: MFS Emerging Growth Fund, Templeton Foreign Fund - Class A, State Street Global Advisors (SSgA) S&P 500 Index Fund, Putnam Equity Income Fund, and INVESCO Blue Chip Growth Fund ("Underlying Mutual Funds"). You should also read the prospectuses for the Underlying Mutual Funds and keep them for future reference.


The Lifecycle Funds - Conservative and Moderate ("Lifecycle Funds") each invest in units of a corresponding group trust ("Lifecycle Fund Group Trusts") maintained by State Street Bank and Trust Company ("State Street"). The Lifecycle Fund Group Trusts in turn invest in units of collective investment funds of State Street. We refer to these as the "Underlying State Street Funds." The Underlying State Street Funds are the S&P 500 Flagship Fund, Russell 2000 Fund, Daily EAFE Non-Lending Fund, Daily Government/ Corporate Bond Fund, and Short Term Investment Fund, which we also describe in this prospectus. Each Underlying State Street Fund may invest cash on a temporary basis in other mutual funds managed by State Street.


OTHER AVAILABLE INVESTMENT FUNDS AND INVESTMENT OPTIONS, EXCEPT THE EQUITY INDEX FUND AND THE LIFECYCLE FUNDS, ARE DESCRIBED, IN DETAIL, IN A SEPARATE PROSPECTUS FOR THOSE INVESTMENT FUNDS. You may obtain a copy of that prospectus, or of any Underlying Mutual Fund prospectus, by writing or calling us toll-free. See "How To Reach Us" on the back cover.

We have filed registration statements relating to this offering with the Securities and Exchange Commission. A statement of additional information ("SAI"), dated May 1, 2000, which is part of the registration statements, is available free of charge upon request by writing to us or calling us toll-free. The SAI has been incorporated by reference into this prospectus. The table of contents for the SAI and a request form to obtain the SAI appear at the end of this prospectus. You may also obtain a copy of this prospectus and the SAI through the SEC web site at www.sec.gov.





THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SECURITIES ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL.

Contents of this prospectus

-----
  1
--------------------------------------------------------------------------------

ADA PROGRAM


------------------------------------------------------------
Index of key words and phrases                            3
The Program at a glance - key features                    4
The Contract at a glance - key features                   5

------------------------------------------------------------
1 FEE TABLE                                               6
------------------------------------------------------------
Program expense charge and investment fund
   operating expenses                                     6
Examples                                                  9
Selected financial data and condensed financial
   information                                            9

------------------------------------------------------------
2 PROGRAM INVESTMENT OPTIONS                             10
------------------------------------------------------------
Investment options                                       10
Risks and investment techniques: Lifecycle Fund Group
   Trusts and Underlying State Street Funds              14
Additional information about the funds                   18

------------------------------------------------------------
3 HOW WE VALUE YOUR ACCOUNT BALANCE IN
THE INVESTMENT FUNDS                                     19
------------------------------------------------------------

--------------------------------------------------------------------------------
When we use the words "we," "us" and "our," we mean Equitable Life. Please see the index of key words and phrases used in this prospectus. The index will refer you to the page where particular terms are defined or explained.

When we address the reader of this prospectus with words such as "you" and "your," we generally mean the individual participant in one or more of the plans available in the Program unless otherwise explained. For example, "The Program" section of the prospectus is primarily directed at the employer.

-----
  2
--------------------------------------------------------------------------------


-------------------------------------------------------------
4 TRANSFERS AND ACCESS TO YOUR ACCOUNT                    20
-------------------------------------------------------------
Transfers among investment options                        20
Our Account Investment Management System (AIM)
   and Our Internet Website                               20
Participant loans                                         20
Choosing benefit payment options                          21
Spousal consent                                           21
Benefits payable after the death of a participant         22

-------------------------------------------------------------
5 THE PROGRAM                                             23
-------------------------------------------------------------
Eligible employers                                        23
Summary of plan choices                                   23
Getting started                                           24
How to make Program contributions                         24
Allocating Program contributions                          24
Distributions from the investment options                 25
Rules applicable to participant distributions             25

-------------------------------------------------------------
6 PERFORMANCE INFORMATION                                 26
-------------------------------------------------------------
Annual percentage change in fund unit values              27
Average annual percentage change in fund units
   values - years ending December 31, 1999                27
How we calculate performance data                         27

-------------------------------------------------------------
7 CHARGES AND EXPENSES                                    28
-------------------------------------------------------------
Charges based on amounts invested in the Program          28
Plan and transaction expenses                             29
Deductions and charges related to the Lifecycle Trusts
   and Underlying State Street Funds                      30
-------------------------------------------------------------

-------------------------------------------------------------
8 TAX INFORMATION                                         31
-------------------------------------------------------------
Income taxation of distributions to qualified plan
   participants                                           31

-------------------------------------------------------------
9 MORE INFORMATION                                        33
-------------------------------------------------------------
About Program changes or termination                      33
IRS disqualification                                      33
About the separate accounts                               33
About State Street                                        34
About legal proceedings                                   34
About our independent accountants                         34
Reports we provide and available information              35
Acceptance                                                35

-------------------------------------------------------------
APPENDIX I: SELECTED FINANCIAL DATA AND
CONDENSED FINANCIAL INFORMATION                          A-1
-------------------------------------------------------------

-------------------------------------------------------------
TABLE OF CONTENTS OF STATEMENT OF
ADDITIONAL INFORMATION                                   S-1
-------------------------------------------------------------

-------------------------------------------------------------
About Equitable Life                       Inside Back Cover
How to Reach Us                                   Back Cover
-------------------------------------------------------------

ADA Program

-----
  3
--------------------------------------------------------------------------------

INDEX OF KEY WORDS AND PHRASES

Below is an index of key words and phrases used in this prospectus. The index will refer you to the page where particular terms are defined or explained. This index should help you locate more information on the terms used in this prospectus.


                                        PAGE
                                        ----
AIM System                               20
beneficiary                              22
benefit payment options                  21
business day                             20
contract                                 33
Contributions                            24
eligible rollover distributions          31
Equitable Life                          S-2
individually designed plan               23
Internet website                         20
IRA                                      31
investment funds                    front cover
investment options                  front cover
Lifecycle Funds                          10
Lifecycle Fund Group Trusts              11
Master Plan                              23
Master Trust                             23
Pooled Trust                             23
Program                                  23
Self Directed Prototype Plan             23
separate accounts                        33
State Street                             34
Trustees                                 33
Underlying Mutual Funds             front cover
Underlying State Street Funds            11
unit value                               19
unit                                     19

-----
  4
--------------------------------------------------------------------------------

THE PROGRAM AT A GLANCE - KEY FEATURES

EMPLOYER CHOICE OF RETIREMENT PLANS

Our Master Plan is a defined contribution master plan that can be adopted as a profit-sharing plan (401(k), SIMPLE 401(k) and safe harbor 401(k) features are available) and a defined contribution pension plan, or both. The Program's investment options are the only investment choices under the Master Plan.

Our Self-Directed Prototype Plan gives added flexibility in choosing your investments.


If you maintain your own individually-designed plan which invests through our Investment Only arrangement, you may use the investment options in the Program through our Pooled Trust.



PLAN FEATURES

MASTER PLAN:

 o Program investment options used as the only investment choices.

 o Plan-level and participant-level recordkeeping, benefit payments, tax withholding and reporting provided.

 o  Use of our Master Trust.

 o  No minimum amount must be invested.


 o  5500 reporting.

 o  Automatic updates for law changes.



SELF-DIRECTED PROTOTYPE PLAN:

 o You may combine Program investment options with individual stock and bond investments.

 o Our Pooled Trust is adopted for investment use only, and a minimum of $25,000 must be maintained in the Trust.

 o  Recordkeeping services provided only for plan assets in Pooled Trust.

 o  Third party recordkeeping services can be arranged through us.

 o  Brokerage services can be arranged through us.


INVESTMENT ONLY:

 o Our Pooled Trust is adopted for investment use only.

 o Recordkeeping services provided for plan assets in Pooled Trust.


TAX ADVANTAGES

 o  On earnings

       No tax on investment earnings until withdrawn.

 o  On transfers

       No tax on internal transfers.


ADDITIONAL FEATURES FOR AMOUNTS HELD IN THE TRUST

 o Toll-free number available for transfers and account information.

 o Participant loans (if elected by your employer; some restrictions apply).

 o  Regular statements of account.

 o  Retirement Program Specialist and Account Executive support.

 o  Daily valuation of accounts.


PLAN CHARGES AND EXPENSES

 o Plan and transaction charges that vary by type of plan adopted, or by specific transaction.

-----
  5

--------------------------------------------------------------------------------

THE CONTRACT AT A GLANCE - KEY FEATURES

PROFESSIONAL INVESTMENT MANAGEMENT

The Program's investments are managed by registered professional investment advisers.


GUARANTEED OPTIONS

The three guaranteed options include two Guaranteed Rate Accounts ("GRAs") and a Money Market Guarantee Account.


TAX NOTE

Because you are buying a contract to fund a retirement plan that already provides tax deferral under Federal income tax rules, you should do so for the contract's features and benefits other than tax deferral. The tax deferral of the contract does not provide necessary or additional benefits.


CONTRACT CHARGES AND EXPENSES

 o Program expense charge assessed against combined value of Program assets in the Trust.

 o Investment management and administration fees and other expenses charged on an investment fund-by-fund basis, as applicable.

 o Indirectly, charges of underlying investment vehicles for investment management, 12b-1 fees and other expenses.


BENEFIT PAYMENT OPTIONS


 o  Lump sum.

 o  Installments on a time certain or dollar certain basis.

 o Variety of annuity benefit payout options as available under your employer's plan.


 o  Fixed or variable annuity options available.

1 Fee table

-----
  6
--------------------------------------------------------------------------------


The fee tables and discussion below will help you understand the various charges and expenses you will bear under the contract. The tables reflect charges: (1) you will directly incur, including Program expense charge, administration fee, investment management fee and other expenses, and (2) fees and expenses of the Underlying Mutual Fund, and the Lifecycle Group Trusts and their underlying collective funds ("Underlying State Street Funds") you will indirectly incur. Certain other Program charges also apply as described under "Plan and Transaction Expenses." If you annuitize your account, charges for premium taxes and other fees may apply.


WHEN YOU PURCHASE OR REDEEM UNITS OF ANY OF THE INVESTMENT FUNDS YOU WILL PAY NO SALES LOAD, NO DEFERRED SALES CHARGE, NO SURRENDER FEES AND NO TRANSFER OR EXCHANGE FEES.

PROGRAM EXPENSE CHARGE AND INVESTMENT FUND OPERATING EXPENSES


The Program expense charge and investment fund operating expenses are paid out of each investment fund's assets. No investment management fees are paid to us by the Equity Index Fund or the Lifecycle Funds. State Street, however, is paid a management fee for managing the assets of the Lifecycle Fund Group Trusts underlying the Lifecycle Funds. The Program expense charge is based partly on the level of assets in the Trust and partly on the number of plans. An administration fee is based on investment fund assets. Each investment fund also incurs other expenses for services such as printing, mailing, legal, and similar items. All of these operating expenses are reflected in each investment fund's unit value. See "How We Value Your Account."

The tables that follow summarize the charges, at annual percentage rates, that apply to the Equity Index Fund and Lifecycle Funds. They do not include other charges which are specific to the various plans, such as enrollment fees or record maintenance and report fees. See "Charges and Expenses," for more details. THE EXPENSES SHOWN FOR THE INVESTMENT FUNDS ARE BASED ON AVERAGE PROGRAM ASSETS IN EACH OF THESE FUNDS DURING THE YEAR ENDED DECEMBER 31, 1999, AND REFLECT APPLICABLE FEES.


The Equity Index Fund invests in shares of the SSgA S&P 500 Index Fund. The following table shows, at annual percentage rates, the charges and fees which are deducted from the Equity Index Fund and the SSgA S&P 500 Index Fund. No transaction charges are incurred by the Equity Index Fund when it purchases or redeems shares of the SSgA S&P 500 Index Fund, but the underlying mutual fund incurs its own operating expenses. No deduction is made from the assets of the SSgA S&P 500 Index Fund to compensate State Street for managing the assets of that Fund. THE CHARGES FOR THE SSGA S&P 500 INDEX FUND ARE SHOWN AS A PERCENTAGE OF THAT UNDERLYING MUTUAL FUND'S AVERAGE DAILY NET ASSETS.

EQUITY INDEX FUND


----------------------------------------------------------------------------------------------------------------------
                                                     Investment Fund Operating Expenses
                                        -------------------------------------------------------------
                             Program                           Investment
                            Expense       Administration      Management        Other
                             Charge            Fee               Fee         Expenses      12b-1 Fee        Total
----------------------------------------------------------------------------------------------------------------------
Equity Index Fund         0.62%         0.15%                    None       0.12%        None             0.89%
SSgA S&P 500 Index
Fund After Waiver (1)     None          None                     None       0.09%        0.09%            0.18%(2)
----------------------------------------------------------------------------------------------------------------------
TOTAL                     0.62%         0.15%                    None       0.21%        0.09%            1.07%(2)
----------------------------------------------------------------------------------------------------------------------



(1)   Source: SSgA S&P 500 Index Fund Prospectus dated December 17, 1999.

-----
  7
--------------------------------------------------------------------------------


(2) State Street has voluntarily agreed to waive up to the full amount of its management fee of .10% of average daily net assets to the extent that total operating expenses exceed .18% of average daily net assets on an annual basis. The total operating expenses of the SSgA S&P 500 Index Fund absent the waiver would be .27% of average daily net assets on an annual basis. The gross annual management expense before the fee waiver would be .10% of average daily net assets. This agreement will remain in effect for the current fiscal year. If the waiver agreement is terminated, the full amount of State Street's management fee may be assessed and the total Equity Index Fund expenses may increase.



LIFECYCLE FUNDS

No transaction charges are incurred by the Lifecycle Funds when units of a corresponding Lifecycle Fund Group Trust are purchased or redeemed, but annual operating expenses are incurred by each Lifecycle Fund Group Trust. A deduction is made from the assets of each Lifecycle Fund Group Trust to compensate State Street for managing the assets of the Lifecycle Fund Group Trusts. State Street may receive fees for managing the assets of other collective investment funds in which the Funds may invest on a temporary basis, and for managing the mutual funds in which assets of the Underlying State Street Funds may be invested. State Street has agreed to reduce its management fee charged each of the Lifecycle Fund Group Trusts to offset any management fees State Street receives attributable to the Lifecycle Trusts' investment in such other collective investment funds and mutual funds. State Street also receives an administration fee deducted from the assets of each Lifecycle Fund Group Trust, to compensate it for providing various recordkeeping and accounting services to the Lifecycle Trust. In addition, other expenses are deducted from the assets of the Underlying State Street Funds for custodial services provided to those Funds.


The fees and charges which are deducted from the assets of the Lifecycle Funds, the Lifecycle Fund Group Trusts and the Underlying State Street Funds are shown in the table below. THE EXPENSES FOR EACH OF THE LIFECYCLE FUND GROUP TRUSTS AND UNDERLYING STATE STREET FUNDS ARE EXPRESSED AS A PERCENTAGE OF THEIR RESPECTIVE AVERAGE NET ASSETS FOR 1999.



----------------------------------------------------------------------------------------------------------------
                                    Program                       Investment
                                   Expense     Administration    Management        Other
                                    Charge          Fee             Fee          Expenses            Total
----------------------------------------------------------------------------------------------------------------
Lifecycle Fund - Conservative       0.62%         0.15%            None              0.43%(1)          1.20%
Lifecycle Fund
   Group Trust - Conservative       None          0.09%(2)         0.17%             0.12%(1&3)        0.38%
Underlying State Street Funds:
S&P 500 Flagship Fund               None          None             None                 -%(4)             -%(4)
Russell 2000 Fund                   None          None             None              0.03%(5)             -%(4)
Daily EAFE Non-Lending Fund         None          None             None              0.08%(5)          0.01%(6)
Daily Government/Corporate Bond
  Fund                              None          None             None              0.01%(5)          0.01%(6)
Short Term Investment Fund          None          None             None                 -%(4)             -%(4)
----------------------------------------------------------------------------------------------------------------
TOTAL                               0.62%         0.24%            0.17%             0.57%(6)          1.60%(6)
----------------------------------------------------------------------------------------------------------------

-----
  8
--------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------
                                    Program                       Investment
                                   Expense     Administration    Management         Other
                                    Charge          Fee             Fee           Expenses           Total
----------------------------------------------------------------------------------------------------------------
Lifecycle Fund - Moderate           0.62%         0.15%            None              0.16%(1)          0.93%
Lifecycle Fund
  Group Trust - Moderate            None          0.01%(2)         0.17%             0.01%(1&3)        0.19%
Underlying State Street Funds:
S&P 500 Flagship Fund               None          None             None                 -%(4)             -%(4)
Russell 2000 Fund                   None          None             None              0.03%(5)             -%(4)
Daily EAFE Non-Lending Fund         None          None             None              0.08%(5)          0.01%(6)
Daily Government/Corporate Bond
  Fund                              None          None             None              0.01%(5)          0.01%(6)
Short Term Investment Fund          None          None             None                 -%(4)             -%(4)
----------------------------------------------------------------------------------------------------------------
TOTAL                               0.62%         0.16%            0.17%             0.19%(6)          1.14%(6)
----------------------------------------------------------------------------------------------------------------


(1) These include a charge at the annual rate of .03% of the value of the respective program assets in the Lifecycle Funds - Conservative and Moderate to compensate Equitable Life for additional legal, accounting and other potential expenses resulting from the inclusion of the Lifecycle Fund Group Trusts and Underlying State Street Funds maintained by State Street among the investment options described in this prospectus and the SAI. Other expenses also include $150,087 of costs incurred by Equitable Life and State Street in the organization of the Lifecycle Funds. These costs are being reimbursed from the Lifecycle Funds, over a five year period, pro rata based on the assets of each of those investment funds, ending June 30, 2000. On December 8, 1995, the Program's balance in the Balanced Fund (approximately $70 million) was transferred to the Lifecycle Fund - Moderate. The much larger balance in that Fund results in a much lower ratio of other expenses to total assets compared to the corresponding ratio for the Lifecycle Fund - Conservative.


(2) Based on the Lifecycle Fund Group Trusts - Conservative and Moderate current fixed fee of $12,000 per year, per fund, and average net assets for 1999.

(3) Based on the Lifecycle Fund Group Trusts - Conservative and Moderate average net assets for 1999.

(4)   Less than 0.01%.

(5) Other expenses of the Underlying State Street Funds are based on expenses incurred by each Fund during 1999.

(6) These totals are based upon a weighted average of the other expenses for each Underlying State Street Fund. In calculating the weighted average, expenses for each Underlying State Street Fund were multiplied by their respective target percentages within their respective Group Trust. See "Lifecycle Funds - Conservative" and "Lifecycle Funds - Moderate" for a description of the targeted percentage weightings of the Lifecycle Fund Group Trusts - Conservative and Moderate.

-----
  9
--------------------------------------------------------------------------------

EXAMPLES

You would pay the expenses shown below on a $1,000 initial investment over the time period indicated for each investment fund listed below, assuming a 5% annual rate of return. The examples include all annual fund operating expenses plus an estimate of average plan and transaction charges over the time periods indicated, assuming the account is not annuitized. The estimate is computed by aggregating all record maintenance and report fees and enrollment fees, divided by the average assets for the same period. See "Plan and Transaction Expenses." As the minimum amount that can be converted to an annuity is $5,000, the amount accumulated from the $1,000 contribution could not be paid in the form of an annuity at the end of any of the periods shown in the examples. There are no surrender charges, so the amounts would be the same, whether you withdraw all or a portion of your Account Balance.



-----------------------------------------------------------------------------
   Investment Fund         1 Year      3 Years      5 Years      10 Years
-----------------------------------------------------------------------------
Equity Index(1)            $11.17      $34.81       $60.31       $133.16
Lifecycle - Conservative    16.49       51.11        88.07        191.71
Lifecycle - Moderate        11.86       36.94        63.95        140.94
-----------------------------------------------------------------------------



(1) The expenses shown reflect the waiver of the .10% investment management fee by State Street discussed in the fee table above.


The purpose of these tables and examples is to assist you in understanding the various costs and expenses that will be incurred, either directly or indirectly, when amounts are invested in the Funds. FUTURE EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. IN ADDITION, THE 5% RATE OF RETURN IN THE EXAMPLE IS NOT AN ESTIMATE OR GUARANTEE OF FUTURE PERFORMANCE.


We may deduct a $350 annuitization fee if you elect a variable annuity payout option. Assuming an annuity payout option could be issued, the expenses shown in the above example would, in each case, be increased by $4.34 based on the average amount applied to annuity payout options in 1999.



SELECTED FINANCIAL DATA AND CONDENSED FINANCIAL INFORMATION

Please see APPENDIX I at the end of this prospectus for selected financial data and condensed financial information concerning the Equity Index Fund and Lifecycle Funds.


FINANCIAL STATEMENTS

The Equity Index Fund and the Lifecycle Funds are each separate accounts of ours as described in "About the Separate Accounts" under "More Information." The financial statements for the Equity Index Fund (Separate Account No. 195), Lifecyle Fund - Conservative (Separate Account No. 197) and Lifecycle Fund - Moderate (Separate Account No. 198), may be found in the SAI for this prospectus.

2 Program Investment Options

------
  10
--------------------------------------------------------------------------------

INVESTMENT OPTIONS

You may choose from TWELVE INVESTMENT OPTIONS under the Program, eight of which are covered in a separate prospectus. Three of these are discussed below: the Equity Index Fund and the two Lifecycle Funds - Conservative and Moderate. Each of these three Funds has a different investment objective. We cannot assure you that any of these Funds will meet their investment objectives. Also discussed are the Lifecycle Fund Group Trusts in which the Lifecycle Funds invest and the Underlying State Street Funds in which the Lifecycle Fund Group Trusts invest.


THE EQUITY INDEX FUND

The Equity Index Fund invests in shares of the SSgA S&P 500 Index Fund, one of the Underlying Mutual Funds. The investment results you will experience will depend on the investment performance of SSgA S&P 500 Index Fund. The table below shows the investment objective and adviser for the SSgA S&P 500 Index Fund.

UNDERLYING MUTUAL FUND

-----------------------------------------------------------------------
 Investment Fund       Name          Objective         Adviser
-----------------------------------------------------------------------
 Equity Index Fund     SSgA S&P      Replicate the     State Street
                       500 Index     total return      Global
                       Fund          of the S&P        Advisers
                                     500 Index         (SSgA)
-----------------------------------------------------------------------

The Underlying Mutual Fund used by the Equity Index Fund is selected by the ADA Trustees. We have no investment management responsibilities for the Equity Index Fund. As to that Fund, we act in accordance with the investment policies established by the ADA Trustees.

PLEASE REFER TO THE PROSPECTUS AND SAI OF THE SSGA S&P 500 INDEX FUND FOR A MORE DETAILED DISCUSSION OF INVESTMENT OBJECTIVES AND STRATEGIES, THE ADVISER, RISK FACTORS AND OTHER INFORMATION CONCERNING THAT FUND.

LIFECYCLE FUNDS - CONSERVATIVE AND MODERATE

Each Lifecycle Fund invests in a Lifecycle Fund Group Trust. Each Lifecycle Trust has identical investment objectives and policies to the Lifecycle Fund to which it relates. We have no investment management responsibilities for the Lifecycle Funds. As to those Funds, we act in accordance with the investment policies established by the ADA Trustees.

OBJECTIVES

The Lifecycle Fund - Conservative seeks to provide current income and a low to moderate growth of capital by investing exclusively in units of the Lifecycle Group Trust - Conservative.

The Lifecycle Fund - Moderate seeks to provide growth of capital and a reasonable level of current income by investing exclusively in units of the Lifecycle Group Trust - Moderate.

In turn each of the Lifecycle Fund Group Trusts invests in a mix of Underlying State Street Funds. The following table diagrams this investment structure:

    [THE NARRATIVE AND/OR TABULAR INFORMATION BELOW IS A FAIR AND ACCURATE
           DESCRIPTION OF GRAPHIC OR IMAGE MATERIAL OMITTED FOR THE
                           PURPOSE OF EDGAR FILING.]

    LIFECYCLE FUND                                   LIFECYCLE FUND
    CONSERVATIVE                                           MODERATE
    (SA 197)                                               (SA 198)
       |                                                       |
       |                                                       |
    LIFECYCLE FUND                                   LIFECYCLE FUND
    GROUP TRUST                                         GROUP TRUST
    CONSERVATIVE                                           MODERATE
                                UNDERLYING FUNDS

                             S&P 500 FLAGSHIP FUND

                             RUSSELL 2000 FUND

                             DAILY EAFE NON LENDING FUND

                             DAILY GOV'T CORPORATE
                             BOND FUND

                             SHORT TERM
                             INVESTMENT FUND
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THE LIFECYCLE FUND GROUP TRUSTS

The Lifecycle Fund Group Trusts (Lifecycle Trusts) are maintained by State Street. Each of the Lifecycle Trusts is organized as a collective investment trust under Massachusetts law. Because of exclusionary provisions, the Lifecycle Fund Group Trusts are not subject to regulation under the Investment Company Act of 1940. Each Trust is operated by a single corporate trustee (State Street), which is responsible for all aspects of the Trust, including portfolio management, administration and custody. The Lifecycle Fund Group Trusts were selected by the ADA Trustees.


State Street serves as the trustee and investment manager to the Lifecycle Fund Group Trusts. State Street is a trust company established under the laws of the Commonwealth of Massachusetts. It is a wholly-owned subsidiary of State Street Corporation, a publicly held bank holding company registered under the Federal Bank Holding Company Act of 1956, as amended. State Street's home office is located at 225 Franklin Street, Boston, Massachusetts 02110.

State Street Global Advisors (SSgA) is the investment management arm of State Street. SSgA is a leading manager of retirement assets with $672.4 billion in assets under management as of December 31, 1999. SSgA's investment expertise spans multiple strategies, disciplines and markets around the world. SSgA's customers include corporate, union, public pension plans, endowments, foundations, other financial institutions and individuals worldwide. As of December 31, 1999, SSgA was ranked the largest U.S. manager of tax-exempt assets.



INVESTMENT OBJECTIVES AND POLICIES

Each Lifecycle Trust has the same investment objective as the Lifecycle Fund to which it relates. These investment objectives are described above. Each of the Lifecycle Trusts attempts to achieve its investment objective by investing 100% of their respective assets in a mix of underlying collective investment trusts (the Underlying State Street Funds) maintained by State Street and offered exclusively to tax exempt retirement plans. Unlike the Lifecycle Fund Group Trusts, however, which are available only under the ADA Program, the Underlying State Street Funds may receive contributions from other tax exempt retirement plans.


INVESTMENT POLICIES OF THE LIFECYCLE FUND GROUP TRUST - CONSERVATIVE

The table below shows the mix of Underlying State Street Funds targeted by the Lifecycle Fund Group Trust - Conservative.

----------------------------------------------
 S&P 500 Flagship Fund                    15%
 Russell 2000 Fund                         5%
 Daily EAFE Non-Lending Fund              10%
 Daily Government/Corporate Bond Fund     50%
 Short Term Investment Fund               20%
----------------------------------------------

INVESTMENT POLICIES OF THE LIFECYCLE FUND GROUP TRUST - MODERATE

The table below shows the mix of Underlying State Street Funds targeted by the Lifecycle Fund Group Trust - Moderate.

----------------------------------------------
 S&P 500 Flagship Fund                    35%
 Russell 2000 Fund                        10%
 Daily EAFE Non-Lending Fund              15%
 Daily Government/Corporate Bond Fund     30%
 Short Term Investment Fund               10%
----------------------------------------------

The target percentages shown above for each Lifecycle Trust are reviewed annually by the ADA Trustees and may be revised as recommended, subject to State Street's approval. State Street, as investment manager of each Lifecycle Trust, from time to time makes adjustments in the mix of Underlying State Street Funds as needed to maintain, to the extent practicable, the target percentages in each of the Underlying State Street Funds.

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THE UNDERLYING STATE STREET FUNDS

The Underlying State Street Funds are bank collective investment trusts. They are organized as common law trusts under Massachusetts law, and because of exclusionary provisions, are not subject to regulation under the 1940 Act. State Street serves as trustee and investment manager to each of the Underlying State Street Funds.


S&P 500 FLAGSHIP FUND

OBJECTIVE


The investment objective of the S&P 500 Flagship Fund ("Flagship Fund") is to replicate, as closely as possible, the total return of the Standard & Poor's 500 Index (the "S&P 500 Index").

The S&P 500 Index is comprised of stocks of 500 leading companies whose stocks are chosen for market size, liquidity and industry group representation by Standard & Poor's Corporation. The stocks are also representative of the broad U.S. equity market and the U.S. economy. The S&P 500 is a market-value weighted index (stock price time number of shares outstanding), with each stock's weight in the index proportionate to its market value. The "500" is one of the most widely used benchmarks of U.S. equity performance.

The Flagship Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's Corporation, and Standard & Poor's Corporation makes no representation regarding the advisability of investing in this Fund.



INVESTMENT POLICIES

The Flagship Fund intends to achieve its objective by investing in all 500 stocks in the S&P 500 Index. In order to provide 100% equity exposure, the Flagship Fund may hold up to 25% of its value in S&P 500 futures contracts in lieu of cash equivalents. The Flagship Fund will use U.S. Treasury Bills and other short-term cash equivalents it holds as collateral for the futures contracts.

For additional discussion related to the investment policies of the Flagship Fund, see discussion under "Risks and Investment Techniques," and the Statement of Additional Information.


RUSSELL 2000 FUND

OBJECTIVE

The investment objective of the Russell 2000 Fund is to replicate, as closely as possible, the return of the Russell 2000 Index maintained by Frank Russell Company ("Frank Russell").


INVESTMENT POLICIES

The Russell 2000 Fund seeks to fully replicate the Russell 2000 Index. The Russell 2000 Fund will invest its assets directly in shares of companies included in the Russell 2000 Index.

The Russell 2000 Index is a broadly diversified small capitalization index consisting of approximately 2,000 common stocks. The Russell 2000 Index is a subset of the larger Russell 3000 Index. The Russell 3000 Index consists of the largest 3,000 publicly traded stocks of U.S. domiciled corporations and includes large, medium and small capitalization stocks. As such, the Russell 3000 Index represents approximately 98 percent of the total market capitalization of all U.S. stocks that trade on the New York and American Stock Exchanges and in the NASDAQ over-the-counter market. The Russell 2000 Index consists of the approximately 2,000 smallest stocks within the Russell 3000 Index and is, therefore, a broadly diversified index of small capitalization stocks.

The composition of the Russell 2000 Index is updated continuously to reflect corporate actions affecting companies in the Index. Once a year, at the end of June, the Index is fully reconstituted and companies that no longer qualify for the Index because of fluctuations of market capitalization are replaced. The rate of change in the securities included in the Russell 2000 Index is significant, often higher than 20 percent a year of the total market capitalization of the Index.

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The Russell 2000 Fund is neither sponsored by nor affiliated with Frank Russell.
Frank Russell's only relationship to the Russell 2000 Fund is the licensing of the use of the Russell 2000 Stock Index. Frank Russell is the owner of the trademarks and copyrights relating to the Russell indices.

For additional discussion related to the investment policies of the Russell 2000 Fund, see discussion under "Risks and Investment Techniques," and the Statement of Additional Information.


DAILY EAFE NON-LENDING FUND

OBJECTIVE

The investment objective of the Daily EAFE Non-Lending Fund is to closely match the performance of the Morgan Stanley Capital International EAFE Index ("EAFE Index") while providing daily liquidity.


INVESTMENT POLICIES

The Daily EAFE Non-Lending Fund seeks to achieve its objective by investing in other funds which invest in each of the foreign markets which comprise the EAFE Index.


The Morgan Stanley Capital International Europe, Australasia, and Far East (MSCI
EAFE) Index is a broadly diversified index representing over 1,000 stocks across 20 developed markets outside of North America. The Index captures about 60% of the available market capitalization in each country and is designed to offer investors access to some of the world's largest and most liquid equity securities outside the U.S. and Canada.

The Daily EAFE Non-Lending Fund also may acquire interest-bearing cash equivalents, notes and other short-term instruments, including foreign currency time deposits or call accounts.

As of December 31, 1999, companies located in Japan (27.5%) and the United Kingdom (19.2%) dominated the market capitalization of the EAFE Index, with companies located in Germany, France, Switzerland and Netherlands also being well represented on the Index. The Index covers a wide spectrum of industries. Morgan Stanley Capital International, the creator of the EAFE Index, is neither a sponsor of nor affiliated with the Daily EAFE Non-Lending Fund.


The Daily EAFE Non-Lending Fund seeks to fully replicate the MSCI EAFE Index, but from time to time may not be able to hold all of the more than 1,000 stocks that comprise the EAFE Index because of the costs involved. From time to time the Daily EAFE Non-Lending Fund will hold a representative sample of the issues that comprise the EAFE Index. The Daily EAFE Non-Lending Fund selects stocks for inclusion based on country, market capitalization, industry weightings, and fundamental characteristics such as return variability, earnings valuation, and yield. In order to parallel the performance of the EAFE Index, the Daily EAFE Non-Lending Fund will invest in each country in approximately the same percentage as that country's weight in the EAFE Index.

For additional discussion related to the investment policies of the Daily EAFE Non-Lending Fund, see discussion under Risks and Investment Techniques and the Statement of Additional Information.


DAILY GOVERNMENT/CORPORATE BOND FUND

OBJECTIVE

The investment objective of the Daily Government/Corporate Bond Fund ("GC Bond Fund") is to match or exceed the return of the Lehman Brothers
Government/Corporate Bond Index.


INVESTMENT POLICIES


The GC Bond Fund seeks to achieve its investment objective by making direct investment in marketable instruments and securities. The GC Bond Fund may make direct investments in (1) U.S. Government securities, including U.S. Treasury securities and other obligations issued or guaranteed as to interest and principal by the U.S. Government and its agencies and instrumentalities, (2) corporate securities, (3) asset backed securities, (4) mortgage backed securities including, but not limited to, collateralized mortgage obligations and real estate mortgage investment conduits, (5) repurchase and reverse repurchase agreements,

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(6) financial futures and option contracts, (7) interest rate exchange agreements and other swap agreements, (8) supranational and sovereign debt obligations including those of sub-divisions and agencies, and (9) other securities and instruments deemed by State Street, as trustee of the GC Bond Fund, to have characteristics consistent with the investment objective of this Fund. The GC Bond Fund will hold securities that have a minimum credit rating when purchased of Baa3 by Moody's or BBB- by Standard & Poor's.


For additional discussion related to the investment policies of the GC Bond Fund, see discussion under "Risks and Investment Techniques," and the Statement of Additional Information.


SHORT TERM INVESTMENT FUND

OBJECTIVE

The investment objective of the Short Term Investment Fund ("STIF Fund") is to seek to provide safety of principal, daily liquidity, and a competitive yield by investing in high quality money market instruments.


INVESTMENT POLICIES

The STIF Fund intends to achieve its objective by investing in money market securities rated at least A-1 by Standard and Poor's and P-1 by Moody's at the time of issuance. If the issuer has long-term debt outstanding, such debt should be rated at least "A" by Standard & Poor's or "A" by Moody's. The STIF Fund may purchase Yankee and Euro certificates of deposit, Euro time deposits, U.S. Treasury bills, notes and bonds, federal agency securities, corporate bonds, repurchase agreements and banker's acceptances. Most of the STIF Fund's investments will have a range of maturity from overnight to 90 days. Twenty percent of the STIF Fund, however, may be invested in assets having a maturity in excess of 90 days but not more than thirteen months.

For additional discussion regarding the investment policies of the STIF Fund, see discussion under "Risks and Investment Techniques," and the Statement of Additional Information.

RISKS AND INVESTMENT TECHNIQUES: LIFECYCLE FUND GROUP TRUSTS AND UNDERLYING STATE STREET FUNDS

You should be aware that any investment in securities carries with it a risk of loss. The different investment objectives and policies of the Equity Index Fund and each of the Lifecycle Funds affect the return on these Funds. Additionally, there are market and financial risks inherent in any securities investment. By market risks, we mean factors which do not necessarily relate to a particular issuer but which affect the way markets, and securities within those markets, perform. We sometimes describe market risk in terms of volatility, that is, the range and frequency of market value changes. Market risks include such things as changes in interest rates, general economic conditions and investor perceptions regarding the value of debt and equity securities. By financial risks we mean factors associated with a particular issuer which may affect the price of its securities, such as its competitive posture, its earnings and its ability to meet its debt obligations. The risk factors and investment techniques associated with the Underlying State Street Funds in which the Lifecycle Fund Group Trusts invest are discussed below. The risks and investment techniques associated with investments by the Equity Index Fund in the SSgA S&P 500 Index Fund are discussed in the prospectus and Statement of Additional Information for the SSgA S&P 500 Index Fund.


IN GENERAL

You should note that the S&P 500 Flagship Fund, the Russell 2000 Fund and the Daily EAFE Non-Lending Fund are all index funds. An index fund is one that is not managed according to traditional methods of "active" investment management, which involve the buying and selling of securities based upon economic, financial and market analysis and investment judgment. Instead, such funds utilize a "passive" investment approach, attempting to duplicate the investment performance of their benchmark indices through automated statistical analytic procedures. For example, the S&P 500 Flagship Fund attempts to match the return of the S&P 500 Index by using automated statistical methods to make stock selections. Similar methods

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are employed in selecting stocks for the Russell 2000 Fund and the Daily EAFE
Non-Lending Fund. Still, such Funds, to the extent they invest in the various types of securities discussed below, are subject to the risks associated with each of these investments.

Also, you should note that each of the Underlying State Street Funds, for the purpose of investing uncommitted cash balances or to maintain liquidity to meet redemptions of Fund units, may invest temporarily and without limitation in certain short-term fixed income securities and other collective investment funds or registered mutual funds maintained or advised by State Street. The short-term fixed income securities in which an Underlying State Street Fund may invest include obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies and instrumentalities and repurchase agreements collateralized by these obligations, commercial paper, bank certificates of deposit, banker's acceptances, and time deposits.


EQUITY SECURITIES

Certain of the Underlying State Street Funds will invest in equity securities. Participants should be aware that equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and that fluctuations can be pronounced.

The securities of the smaller companies in which some of the Underlying State Street Funds may invest may be subject to more abrupt or erratic market movements than larger, more established companies for two reasons: the securities typically are traded in lower volume and the issuers typically are subject, to a greater degree, to changes in earnings and profits.


FIXED-INCOME SECURITIES

Certain of the Underlying State Street Funds will invest in fixed-income securities. Although these are interest-bearing securities which promise a stable stream of income, participants should be aware that the prices of such securities are affected by changes in interest rates. Accordingly, the prices of fixed-income securities are subject to the risk of market price fluctuations. The values of fixed-income securities also may be affected by changes in the credit rating or financial condition of the issuing entities. Once the rating of a portfolio security has been changed, State Street will consider all relevant circumstances in determining whether a particular Underlying State Street Fund should continue to hold that security. Certain securities such as those rated Baa by Moody's and BBB by Standard & Poor's, may be subject to greater market fluctuations than lower yielding, higher rated fixed-income securities. Securities which are rated Baa by Moody's are considered medium grade obligations; they are neither highly protected nor poorly secured, and are considered by Moody's to have speculative characteristics. Securities rated BBB by Standard & Poor's are regarded as having adequate capacity to pay interest and repay principal, and while such debt securities ordinarily exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for securities in this category than in higher rated categories.


FOREIGN SECURITIES

The Daily EAFE Non-Lending Fund will invest in foreign securities. Such investments, however, entail special risks. Foreign securities markets generally are not as developed or efficient as those in the United States. Securities of some foreign issuers are less liquid and more volatile than securities of comparable U.S. issuers. Similarly, volume and liquidity in most foreign securities markets are less than in the United States and, at times, volatility of price can be greater than in the United States. In addition, there may be less publicly available information about a non-U.S. issuer, and non-U.S. issuers generally are not subject to uniform accounting and financial reporting standards, practices and requirements comparable to those applicable to U.S. issuers.

Because evidences of ownership of foreign securities usually are held outside the United States, each of the Underlying State Street Funds investing in foreign securities will be subject to additional risks. Such risks include possible adverse political and economic developments, possible

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seizure or nationalization of foreign deposits, and possible adoption of governmental restrictions which might adversely affect the payment of principal and interest on the foreign securities or might restrict the payment of principal and interest to investors located outside the country of the issuers, whether from currency blockage or otherwise. Custodial expenses for a portfolio of non-U.S. securities generally are higher than for a portfolio of U.S. securities.

Since foreign securities transactions involving the Underlying State Street Funds often are completed in currencies of foreign countries, the value of these securities as measured in U.S. dollars may be affected favorably or unfavorably by changes in currency rates and exchange control regulations. Some currency exchange costs may be incurred when an Underlying State Street Fund changes investments from one country to another.

Furthermore, some of these securities may be subject to brokerage or stamp taxes levied by foreign governments, which have the effect of increasing the cost of such investment. Income received by sources within foreign countries may be reduced by any withholding and other taxes imposed by such countries.


FUTURES CONTRACTS

Certain of the Underlying State Street Funds may invest in futures contracts. A purchase of a futures contract is the acquisition of a contractual right and obligation to acquire the underlying security at a specified price on a specified date. Although futures contracts by their terms may call for the actual delivery or acquisition of the underlying security, in most cases the contractual obligation is terminated before the settlement date of the contract without delivery of the security. The Underlying State Street Fund will incur brokerage fees when it purchases and sells futures contracts.

The Underlying State Street Funds will not purchase futures contracts for speculation. Futures contracts are used to increase the liquidity of each Underlying State Street Fund and for hedging purposes.

Transactions in futures contracts entail certain risks and transaction costs to which an Underlying State Street Fund would not otherwise be subject, and the Underlying State Street Fund's ability to purchase futures contracts may be limited by market conditions or regulatory limits. Because the value of a futures contract depends primarily on changes in the value of the underlying securities, the value of the futures contracts purchased by the Underlying State Street Fund generally reflects changes in the values of the underlying stocks or bonds. The risks inherent in the use of futures contracts include: (1) imperfect correlation between the price of the futures contracts and movements in the prices in the underlying securities; and (2) the possible absence of a liquid secondary market for any particular instrument at any time.

An Underlying State Street Fund also may engage in foreign futures transactions. Unlike trading on domestic futures exchanges, trading on foreign futures exchanges is not regulated by the Commodity Futures Trading Commission and may be subject to greater risks than trading on domestic exchanges. For example, some foreign exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits that an Underlying State Street Fund might realize from trading could be eliminated by adverse changes in the exchange rate, or such Underlying State Street Fund could incur losses as a result of those changes. Transactions on foreign exchanges may include both futures which are traded on domestic exchanges and those which are not.

SECURITIES OF MEDIUM AND SMALLER SIZED COMPANIES. Certain of the Underlying State Street Funds may invest in the securities of medium and smaller sized companies with market capitalization of $500 million to $1.5 billion. Such companies may be dependent on the performance of only one or two products and, therefore, may be vulnerable to competition from larger companies with greater resources and to economic conditions affecting their market sector. Consequently, consistent earnings may not be as likely in such companies as they would be for larger companies. In addition, medium and smaller sized companies may be more dependent on access to equity markets to raise capital than larger companies with greater ability to support debt.

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Medium and smaller sized companies may be new, without long business or management histories, and perceived by the market as unproven. Their securities may be held primarily by insiders or institutional investors, which may have an impact on marketability. The price of these stocks may rise and fall more frequently and to a greater extent than the overall market.


LENDING OF SECURITIES

Certain of the Underlying State Street Funds may from time to time lend securities from their portfolios to brokers, dealers and financial institutions and receive collateral consisting of cash, securities issued or guaranteed by the U.S. Government, or irrevocable letters of credit issued by major banks. The Underlying State Street Funds will invest this cash collateral in various collective investment funds maintained by State Street. The portion of net income from such investments will increase the return to the Underlying State Street Funds. However, an Underlying State Street Fund may experience a loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement. All securities lending transactions in which the Underlying State Street Funds engage will comply with the prohibited transaction provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and related regulations.


INVESTMENTS BY THE STIF FUND

Each of the Lifecycle Fund Group Trusts will, and certain of the Underlying State Street Funds may, invest in the STIF Fund. This Fund intends to invest, among other things, in various U.S. Government Obligations, U.S. dollar-denominated instruments issued by foreign banks and foreign branches of U.S. banks, "when-issued" securities, and to enter into repurchase agreements with various banks and broker-dealers. The STIF Fund's activities with respect to each of these investments are discussed below.

The STIF Fund may invest in a variety of U.S. Government obligations, including bills and notes issued by the U.S. Treasury and securities issued by agencies of the U.S. Government.

The STIF Fund also may invest in U.S. dollar-denominated instruments issued by foreign banks and foreign branches of U.S. banks, a type of investment that may involve special risks. Such banks may not be required to maintain the same financial reserves or capital that are required of U.S. banks. Restrictions on loans to single borrowers, prohibitions on certain self-dealing transactions, and other regulations designed to protect the safety and solvency of U.S. banks may not be applicable to foreign banks and foreign branches of U.S. banks. In addition, investments of this type may involve the unique risks associated with investments in foreign securities described above.

The STIF Fund may commit to purchasing securities on a "when-issued" basis, such that payment for and delivery of a security will occur after the date that this Fund commits to purchase the security. The payment obligation and the interest rate that will be received on the security are each fixed at the time of the purchase commitment. Prior to payment and delivery, however, the STIF Fund will not receive interest on the security, and will be subject to the risk of loss if the value of the when-issued security is less than the purchase price at time of delivery.

Finally, the STIF Fund may enter into repurchase agreements with various banks and broker-dealers. In a repurchase agreement transaction, the STIF Fund acquires securities (usually U.S. Government obligations) for cash and obtains a simultaneous commitment from the seller to repurchase the securities at an agreed-upon price and date. The resale price is in excess of the acquisition price and reflects an agreed-upon rate of interest unrelated to the coupon rate on the purchased security. In these transactions, the securities purchased by the STIF Fund will have a total value at least equal to the amount of the repurchase price and will be held by State Street or a third-party custodian until repurchased. State Street will continually monitor the value of the underlying securities to verify that their value, including accrued interest, always equals or exceeds the repurchase price.

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ADDITIONAL INFORMATION ABOUT THE FUNDS

CHANGE OF INVESTMENT OBJECTIVES

The ADA Trustees may change the investment objectives of the Equity Index Fund and Lifecycle Funds. The ADA Trustees may also change the mutual fund or collective investment fund in which any one of these Funds invests. The Trustees and we can make these changes without your consent.


VOTING RIGHTS

If SSgA S&P 500 Index Fund holds a meeting of shareholders, we will vote shares held in the corresponding Equity Index Fund in accordance with instructions received from employers, participants or trustees, as the case may be. Shares will be voted in proportion to the voter's interest in the Equity Index Fund holding the shares as of the record date for the shareholders meeting. We abstain from voting shares if we receive no instructions. Employers, participants or trustees will receive: (1) periodic reports relating to the SSgA S&P 500 Index Fund and (2) proxy materials, together with a voting instruction form, in connection with shareholder meetings.

Participants do not have any voting rights with respect to their investments in a Lifecycle Fund. Similarly, participants do not have any voting rights with respect to matters such as the selection of State Street as trustee or investment manager or investment adviser of a Lifecycle Fund Group Trust or Underlying State Street Fund, or with respect to any changes in investment policy of any of these entities.

3 How we value your account balance in the Equity Index Fund and Lifecycle Funds

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FOR AMOUNTS IN THE FUNDS

When you invest in the Equity Index Fund and Lifecycle Funds, your contribution or transfer purchases "units" of that Fund. The unit value on any day reflects the value of the Fund's investments for the day and the charges and expenses we deduct from the Fund. We calculate the number of units you purchase by dividing the amount you invest by the unit value of the Fund as of the close of business on the day we receive your contribution or transfer instruction.

On any given day, your account value in the Equity Index Fund and Lifecycle Funds equals the number of the Fund's units credited to your account, multiplied by that day's value for one Fund unit. In order to take deductions for expenses from any Fund, we cancel units having a value equal to the amount we need to deduct. Otherwise, the number of your Fund units of any Fund does not change unless you make additional contributions, make a withdrawal, effect a transfer, or request some other transaction that involves moving assets into or out of that Fund option.

For a description of how Fund unit values are computed, see "How We Compute Unit Values for the Funds" in the SAI.

4 Transfers and access to your account

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TRANSFERS AMONG INVESTMENT OPTIONS

You may transfer some or all of your amounts among all of the investment options if you participate in the Master Plan. Participants in other plans may make transfers as allowed by the plan.

Transfers from the Equity Index Fund and Lifecycle Funds are permitted at any time except if there is any delay in redemptions from the Underlying Mutual Fund or, with respect to the Lifecycle Funds, the Lifecycle Fund Group Trusts in which they invest.



OUR ACCOUNT INVESTMENT MANAGEMENT SYSTEM (AIM) AND OUR INTERNET WEBSITE

Participants may use our automated AIM System or our Internet Website to transfer between investment options, obtain account information, change the allocation of future contributions and maturing GRAs and hear investment performance information (transfer between investment options and the ability to change the allocation of future contributions and maturing GRA's will be available through our Internet Website by the second half of 2000). To use the AIM System, you must have a touch-tone telephone, or our Internet Website can be accessed at www.equitable.com/ada. We assign a personal security code ("PSC") number to you after we receive your completed enrollment form.

We have established procedures to reasonably confirm the genuineness of instructions communicated to us by telephone when using the AIM System and by Internet, the website. The procedures require personal identification information, including your PSC number, prior to acting on telephone instructions and by Internet, the website, and providing written confirmation of the transfers. Thus, we will not be liable for following telephone instructions, or Internet instructions, we reasonably believe to be genuine.


A transfer request will be effective on the business day we receive the request. We will confirm all transfers in writing.

--------------------------------------------------------------------------------
A business day is any day on which both the New York Stock Exchange and we are open, and generally ends at 4:00 p.m. Eastern Time. We may, however, close due to emergency conditions.
--------------------------------------------------------------------------------


PARTICIPANT LOANS

Participants loans are available if the employer plan permits them. Participants must apply for a plan loan through the employer. Loan packages containing all necessary forms, along with an explanation of how interest rates are set, are available from our Account Executives.

Loans are subject to restrictions under Federal tax laws and ERISA. If you are a sole proprietor, 10% or more partner, or a shareholder-employee of an S Corporation who owns more than 5% of the shares (or a family member of any of the above as defined under Federal income tax laws), you presently may not borrow from your vested account balance without first obtaining a prohibited transaction exemption from the Department of Labor. Participants should consult with their attorneys or tax advisors regarding the advisability and procedures for obtaining such an exemption. A loan may not be taken from the Real Estate Fund, or from the Guaranteed Rate Accounts prior to maturity. If a participant is married, written spousal consent will be required for a loan.

Generally, the loan amount will be transferred from the investment options into a loan account. The participant must pay the interest as required by Federal income tax rules. If you fail to repay the loan when due, the amount of the unpaid balance may be taxable and subject to additional penalty taxes. Interest paid on a retirement plan loan is not deductible.

----------
  21
--------------------------------------------------------------------------------

     CHOOSING BENEFIT PAYMENT OPTIONS

     Benefit payments are subject to plan provisions.


The Program offers a variety of benefit payment options for employees that adopt the Master Plan. (If you are a participant in a self-directed or individually-designed plan, ask your employer for information on benefit payment options under your Plan.) Your plan may allow you a choice of one or more of the following forms of distribution:


    o   Qualified Joint and Survivor Annuity

    o   Lump Sum Payment

    o   Installment Payments

    o   Life Annuity

    o   Life Annuity - Period Certain

    o   Joint and Survivor Annuity

    o   Joint and Survivor Annuity - Period Certain

    o   Cash Refund Annuity

All of these options can be either fixed or variable except for the Cash Refund Annuity and the Qualified Joint and Survivor Annuity which are fixed options only.

--------------------------------------------------------------------------------
The amount of each payment in a fixed option remains the same. Variable option payments change to reflect the investment performance of the Growth Equity Fund.
--------------------------------------------------------------------------------


See "Types of Benefits" in the SAI for detailed information regarding each of the benefit payout options, and "Procedures for Withdrawals, Distributions and Transfers" in the SAI.


Fixed annuities are available from insurance companies selected by the Trustees. Upon request, we will provide fixed annuity rate quotes available from one or more such companies. Participants may instruct us to withdraw all or part of their account balance and forward it to the annuity provider selected. Once we have distributed that amount to the company selected, we will have no further responsibility to the extent of the distribution.

We provide the variable annuity options. Payments under variable annuity options reflect investment performance of the Growth Equity Fund.


The minimum amount that can be used to purchase any type of annuity is $5,000. In most cases a variable annuity administrative charge of $350 will be deducted from the amount used to purchase an annuity from Equitable Life. Annuities purchased from other providers may also be subject to fees and charges.

If you are a participant in a self-directed or individually-designed plan, ask your employer for information on benefit payment options under your Plan.



SPOUSAL CONSENT


If a participant is married and has an account balance greater than $5,000, Federal law generally requires payment of a Qualified Joint and Survivor Annuity payable to the participant for life and then to the surviving spouse for life, unless you and your spouse have properly waived that form of payment in advance. Please see "Spousal Consent Requirements" under "Types of Benefits" in the SAI.

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  22
--------------------------------------------------------------------------------

BENEFITS PAYABLE AFTER THE DEATH OF A PARTICIPANT

If a participant dies before the entire benefit has been paid, the remaining benefits will be paid to the participant's beneficiary. If a participant dies before he or she is required to begin receiving benefits, the law generally requires the entire benefit to be distributed no more than five years after death. There are exceptions: (1) a beneficiary who is not the participant's spouse may elect payments over his or her life or a fixed period which does not exceed the beneficiary's life expectancy, provided payments begin within one year of death, (2) if the benefit is payable to the spouse, the spouse may elect to receive benefits over his or her life or a fixed period which does not exceed his/her life expectancy beginning any time up to the date the participant would have attained age 70 1/2 or, if later, one year after the participant's death, or (3) the spouse may be able to roll over all or part of the death benefit to a traditional individual retirement arrangement. If, at death, a participant was already receiving benefits, the beneficiary can continue to receive benefits based on the payment option selected by the participant, subject to the Federal income tax minimum distribution rules. To designate a beneficiary or to change an earlier designation, a participant must have the employer send us a beneficiary designation form. In some cases, the spouse must consent in writing to a designation of any non-spouse beneficiary, as explained in "Spousal Consent Requirements" under "Types of Benefits" in the SAI.

Under the Master Plan, on the day we receive proof of death, we automatically transfer the participant's account balance in the Equity Index Fund or the Lifecycle Funds to the Money Market Guarantee Account unless the beneficiary gives us other written instructions.

5 The Program

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  23
--------------------------------------------------------------------------------


This section explains the ADA Program in further detail. It is intended for employers who wish to enroll in the Program, but contains information of interest to participants as well. You should, of course, understand the provisions of your plan and the Adoption Agreement that define the scope of the Program in more specific terms. References to "you" and "your" in this section are to you in your capacity as an employer. The Program is described in the prospectus solely to provide a more complete understanding of how the investment funds operate within the Program.

The American Dental Association Members Retirement Program consists of several types of retirement plans and two retirement plan Trusts, the Master Trust and the Pooled Trust. Each of the Trusts invests exclusively in the group annuity contracts described in this prospectus. The Program is sponsored by the ADA, and the Trustees under the Master and Pooled Trusts are the members of the Council on Insurance of the ADA (the "Trustees"). The Program had 26,316 participants and $1.6 billion in assets at December 31, 1999.



ELIGIBLE EMPLOYERS


You can adopt the Program if you or at least one of your partners or other shareholders is a member of: (1) the ADA, (2) a constituent or component society of the ADA, or (3) an ADA-affiliated organization. Participation by an affiliated organization must first be approved by the ADA's Council on Insurance.


Our Retirement Program Specialists are available to answer your questions about joining the Program. Please contact us by using the telephone number or addresses listed under "How To Reach Us - Information on Joining the Program" on the back cover of the prospectus.


SUMMARY OF PLAN CHOICES


You have a choice of three retirement plan arrangements under the Program. You can:


    o Choose, the MASTER PLAN - which automatically gives you a full range of services from Equitable Life. These include your choice of the Program investment options, plan-level and participant-level recordkeeping, benefit payments and tax withholding and reporting. Under the Master Plan employers adopt our Master Trust and your only investment choices are from the Investment Options.

--------------------------------------------------------------------------------
 The Master Plan is a defined contribution master plan that can be adopted as a profit sharing plan (including optional 401(k), SIMPLE 401(k) and safe harbor 401(k) features), a defined contribution pension plan, or both.
--------------------------------------------------------------------------------

    o Choose the SELF-DIRECTED PROTOTYPE PLAN - which gives you added flexibility in choosing investments. This is a defined contribution prototype plan which can be used to combine the Program investment options with your own individual investments such as stocks and bonds. With this plan you must adopt our Pooled Trust and maintain a minimum balance of $25,000 at all times.

        You must arrange separately for plan level accounting and brokerage services. We provide recordkeeping services only for plan assets held in the Pooled Trust. You can use any plan recordkeeper or you can arrange through us to hire Trust Consultants, Inc. at a special rate. You can also arrange through us brokerage services from our affiliate, DLJ Direct, at special rates or use the services of any other broker.

--------------------------------------------------------------------------------
The Pooled Trust is an investment vehicle used with individually designed qualified retirement plans. It can be used for both defined contribution and defined benefit plans. We provide recordkeeping services for plan assets held in the Pooled Trust.
--------------------------------------------------------------------------------


    o Maintain your own INDIVIDUALLY DESIGNED PLAN - and use the Pooled Trust for investment options in the Program and your own individual investments. The Pooled Trust is for investment only and can be used for both defined benefit and defined contribution plans.

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  24
--------------------------------------------------------------------------------

Choosing the right plan depends on your own set of circumstances. We recommend that you review all plan, trust, participation and related agreements with your legal and tax counsel.


GETTING STARTED


If you choose the Master Plan, you must complete an Adoption Agreement. If you have your own individually designed plan and wish to use the Pooled Trust as an investment vehicle, the trustee of your plan must complete an Adoption Agreement.

If you choose the Self-Directed Prototype Plan, you must complete the Prototype Plan adoption agreement as well as an Adoption Agreement in order to use the Pooled Trust.


As an employer, you are responsible for the administration of the plan you choose. If you have a Self-Directed Prototype Plan, you are also responsible for appointing a plan trustee. Please see "Your Responsibilities as Employer" in the SAI.


HOW TO MAKE PROGRAM CONTRIBUTIONS

Contributions must be in the form of a check drawn on a bank in the U.S. clearing through the Federal Reserve System, in U.S. dollars, and made payable to The ADA Retirement Trust. All contribution checks should be sent to Equitable Life at the address shown "For Contribution Checks Only" in the "Information Once You Join the Program" section under "How to Reach Us" on the back cover of this prospectus. Third party checks are not acceptable, except for rollover contributions, tax-free exchanges or trustee checks that involve no refund. All checks are subject to collection. We reserve the right to reject a payment if it is received in an unacceptable form.


All contributions must be accompanied by a Contribution Remittance form which designates the amount to be allocated to each participant by contribution type and fiscal year to which the Contribution will be applied. Contributions are normally credited on the business day that we receive them, provided the remittance form is properly completed. Contributions are only accepted from the employer. Employees may not send contributions directly to the Program.


There is no minimum amount which must be contributed for investment if you adopt the Master Plan, or if you have your own individually designed plan that uses the Pooled Trust. If you adopt our self-directed prototype plan, you must, as indicated above, keep at least $25,000 in the Pooled Trust at all times.


ALLOCATING PROGRAM CONTRIBUTIONS


Under the Master Plan, participants make all of the investment decisions.

Investment decisions in the Self-Directed Prototype Plan and individually designed plans are made either by the participant or by the plan trustees, depending on the terms of the plan.


Participants may allocate contributions among any number of Program investment options. Allocation instructions can be changed at any time. IF WE DO NOT RECEIVE ADEQUATE INSTRUCTIONS, WE WILL ALLOCATE YOUR CONTRIBUTIONS TO THE MONEY MARKET GUARANTEE ACCOUNT UNTIL WE ARE PROPERLY INSTRUCTED OTHERWISE.


WHEN TRANSACTION REQUESTS ARE EFFECTIVE. Contributions, as well as transfer requests and allocation changes (not including GRA maturity allocation changes discussed in the SAI), are effective on the business day they are received. In-service distribution requests are also effective on the business day they are received. Benefit payments are subject to Plan provisions. Transaction requests received after the end of a business day will be credited the next business day. Processing of any transaction may be delayed if a properly completed form is not received.


Trustee-to-trustee transfers of plan assets are effective the business day after we receive all items we require, including check and mailing instructions, and the new or amended plan opinion/IRS determination letter or adequate proof of this letter.

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  25
--------------------------------------------------------------------------------

DISTRIBUTIONS FROM THE INVESTMENT OPTIONS

Keep in mind two sets of rules when considering distributions or withdrawals from the Program. The first are rules and procedures that apply to the investment options, exclusive of the provisions of your plan. We discuss those in this section. The second are rules specific to your plan. We discuss those "Rules Applicable to Participant Distributions" below. Certain plan distributions may be subject to Federal income tax, and penalty taxes. See "Tax Information."

AMOUNTS IN THE EQUITY INDEX FUND AND LIFECYCLE FUNDS. These are generally available for distribution at any time, subject to the provisions of your plan. However, there may be a delay for withdrawals from these Funds if there is any delay in redemptions from the related Underlying Mutual Fund, or with respect to the Lifecycle Funds, from the Lifecycle Fund Group Trusts in which they invest.

Payments or withdrawals and application of proceeds to an annuity ordinarily will be made promptly upon request in accordance with plan provisions. However, we can defer payments, applications and withdrawals for any period during which the New York Stock Exchange is closed for trading, sales of securities are restricted or determination of the fair market value of assets is not reasonably practicable because of an emergency.


RULES APPLICABLE TO PARTICIPANT DISTRIBUTIONS


In addition to our own procedures, distribution and benefit payment options under a tax qualified retirement plan are subject to complicated legal requirements. A general explanation of the Federal income tax treatment of distributions and benefit payment options is provided in "Tax Information" in this prospectus and the SAI. You should discuss your options with a qualified financial advisor. Our Account Executives also can be of assistance.


In general, under the Master Plan or our Self-Directed Prototype Plan, participants are eligible for benefits upon retirement, death or disability, or upon termination of employment with a vested benefit. Participants in an individually designed plan are eligible for retirement benefits depending on the terms of their plan. See "Benefit Payment Options" under "Transfers and Access to Your Money," and "Tax Information" for more details. For participants who own more than 5% of the business, benefits must begin no later than April 1 of the year after the participant reaches age 70 1/2. For all other participants, distribution must begin by April 1 of the later of the year after attaining age 70 1/2 or retirement from the employer sponsoring the plan.

Under the Master Plan, self-employed persons may generally not receive a distribution prior to age 59 1/2, and employees generally may not receive a distribution prior to a separation from service.

6 Performance information

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  26
--------------------------------------------------------------------------------

The investment performance of the Equity Index Fund and Lifecycle Funds reflects changes in unit values experienced over time. The unit value calculations for the Funds include all earnings, including dividends and realized and unrealized capital gains. Unlike the typical mutual fund, the Funds reinvest, rather than distribute, their earnings.


The following tables show the annual percentage change in Fund unit values, and the average annual percentage change in Fund unit values, for the appropriate period ended December 31, 1999. You may compare the performance results for each Fund with the data presented for certain unmanaged market indices, or "benchmarks."


Performance data for the benchmarks do not reflect any deductions for investment advisory, brokerage or other expenses of the type typically associated with an actively managed investment fund. This overstates their rates of return and limits the usefulness of the benchmarks in assessing the performance of the Funds. The benchmark results have been adjusted to reflect reinvestment of dividends and interest for greater comparability. The benchmarks are:

    o Standard and Poor's 500 Index ("S&P 500") - a weighted index of the securities of 500 companies widely regarded by investors as representative of the stock market.

    o Russell 2000 Index ("Russell 2000") - a broadly diversified small capitalization index of the approximately 2,000 smallest stocks within the Russell 3000 Index. The Russell 3000 Index consists of the largest 3,000 publicly traded stocks of U.S. domiciled corporations and includes large, medium and small capitalization stocks.


    o Morgan Stanley Capital International Europe, Australasia, and Far East Index ("MSCI EAFE") - a broadly diversified index representing approximately 1,000 stocks across 20 major developed markets in Europe, Australia, New Zealand and the Far East. The MSCI EAFE index captures about 60% of the available market capitalization in each country and is designed to offer global investors access to some of the world's largest and most liquid equity securities outside the U.S. and Canada.


    o Lehman Government/Corporate Bond Index ("Lehman") - an index widely regarded as representative of the bond market.

    o Salomon Brothers 3-Month T-Bill Index ("Salomon 3 Mo. T-Bill") - an index of direct obligations of the U.S. Treasury which are issued in maturities between 31 and 90 days.

    o   Consumer Price Index (Urban Consumers - not seasonally adjusted) ("CPI")
        - an index of inflation that can be used as a non-securities benchmark.

The annual percentage change in unit values represents the percentage increase or decrease in unit values from the beginning of one year to the end of that year. The average annual rates of return are time-weighted, assume an investment at the beginning of each period, and include the reinvestment of investment income.


Historical results are presented for the Funds for the periods during which the Funds were available under the Program. Hypothetical results were calculated for prior periods, as described in "How We Calculate Performance Data." For the Equity Index Fund, no results are presented for periods prior to 1993, as the SSgA S&P 500 Index Fund began operations during 1992. 1995 performance data for the Lifecycle Funds is shown for the period when the Funds commenced operations on May 1, 1995 through December 31, 1995.


THE PERFORMANCE SHOWN DOES NOT REFLECT ANY RECORD MAINTENANCE AND REPORT OR ENROLLMENT FEES. NO PROVISIONS HAVE BEEN MADE FOR THE EFFECT OF TAXES ON INCOME AND GAINS OR UPON DISTRIBUTION. PAST PERFORMANCE IS NOT AN INDICATION OF FUTURE PERFORMANCE.

------
  27
--------------------------------------------------------------------------------

ANNUAL PERCENTAGE CHANGE IN FUND
UNIT VALUES




---------------------------------------------------------------------------------------------------------------
                     LIFECYCLE    LIFECYCLE                                                  SALOMON
          EQUITY      FUND -        FUND -        S&P      RUSSELL      MSCI                  3-MO.
         INDEX*    CONSERVATIVE    MODERATE       500       2000       EAFE        LEHMAN     T-BILL      CPI
---------------------------------------------------------------------------------------------------------------
1999       19.8%        5.1%          12.0%       21.1%      21.3%      27.0%       (2.2)%      4.7%      2.7%
1998       27.2        10.2           15.1        28.6       (2.6)      20.0         9.5        5.1       1.6
1997       31.7         9.9           16.1        33.4       22.4        1.8         9.8        5.2       1.9
1996       21.3         4.3           10.6        23.0       16.5        6.1         2.9        5.3       3.3
1995       35.1         5.9           10.1        37.5       28.4       11.2        19.2        5.7       2.9
1994        0.7           -              -         1.3        1.8        7.8        (3.5)       4.2       2.7
1993        6.4           -              -        10.0       18.9       32.6        11.0        3.1       2.7
1992          -           -              -         7.6       18.4      (12.2)        7.6        3.6       2.9
1991          -           -              -        30.5       46.1       12.5        16.1        5.8       3.0
1990          -           -              -         3.1       19.5      (23.2)        8.3        7.9       6.2
---------------------------------------------------------------------------------------------------------------



AVERAGE ANNUAL PERCENTAGE CHANGE IN
FUND UNIT VALUES - YEARS ENDING
DECEMBER 31, 1999



-------------------------------------------------------------------------------------------------------------------
                         LIFECYCLE    LIFECYCLE                                                  SALOMON
              EQUITY      FUND -        FUND -        S&P      RUSSELL      MSCI                  3-MO.
             INDEX*    CONSERVATIVE    MODERATE       500       2000       EAFE        LEHMAN     T-BILL      CPI
-------------------------------------------------------------------------------------------------------------------
1 Year     19.8%            5.1%     12.0%            21.1%      21.3%      27.0%       (2.2)%      4.7%      2.7%
3 Years    26.2             8.4      14.4             27.6       13.1       15.8         5.6        5.0       2.0
5 Years    26.9             N/A       N/A             28.6       16.7       12.8         7.6        5.2       2.4
10 Years    N/A             N/A       N/A             18.2       13.4        7.0         7.7        5.1       2.9
-------------------------------------------------------------------------------------------------------------------


* Hypothetical results, in bold, are based on underlying mutual fund performance before the inception of the respective Funds.


HOW WE CALCULATE PERFORMANCE DATA

The Equity Index Fund began operations as Separate Account No. 195 on February 1, 1994. For prior periods hypothetical results are shown. The results reflect the actual performance of SSgA S&P 500 Index Fund beginning with 1993, the first full year after that mutual fund began operations. For these hypothetical calculations we have applied the Program expense charge during those periods plus .15% in estimated other expenses to the historical investment experience of the SSgA S&P 500 Index Fund.

The Lifecycle Fund - Conservative and the Lifecycle Fund - Moderate performance shown reflects actual investment performance of Separate Account No. 197 and Separate Account No. 198 for the period beginning May 1, 1995, when the Funds commenced operations.

7 Charges and expenses

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  28
--------------------------------------------------------------------------------

You will incur two general types of charges under the Program:


 o Charges based on the value of your assets in the Trust - these apply to all amounts invested in the Trust (including installment payout option payments), and do not vary by plan. These are, in general, reflected as reductions in the unit values of the Equity Index Fund and Lifecycle Funds.


 o Plan and transaction charges - these vary by plan or are charged for specific transactions, and are typically stated in a dollar amount. Unless otherwise noted, these are deducted in fixed dollar amounts by reducing the number of units in the Equity Index Fund and Lifecycle Funds.

We make no deduction from your contributions or withdrawals for sales expenses.


CHARGES BASED ON AMOUNTS INVESTED IN THE PROGRAM

PROGRAM EXPENSE CHARGE


We assess the Program expense charge against the combined value of Program assets in the Trust. The purpose of this charge is to cover the expenses that we and the ADA incur in connection with the Program.



------------------------------------------------------------------------
                                   ANNUAL PROGRAM EXPENSE CHARGE*
                             -------------------------------------------
 VALUE OF PROGRAM ASSETS       EQUITABLE LIFE         ADA         TOTAL
------------------------------------------------------------------------
 First $400 million          .615%               .025%        .640%
 Over $400 million           .615                .020         .635
------------------------------------------------------------------------



* The Program expense charge is determined by negotiation between us and the Trustees. The charge is primarily based on a formula that gives effect to total Program assets and the number of plans enrolled in the Program. Currently, the portion paid to the ADA has been reduced to 0.015% for all asset levels, but the ADA's portion could be increased in the future. For the 12 months beginning May 1, 2000, the total Program expense charge is 0.635%.

For investment options other than GRAs, the Program expense charge is calculated based on Program assets in the Trust on January 31 of each year, and is charged at a monthly rate of 1/12 of the relevant annual charge. For a description of the Program expense charge as it relates to the Guaranteed Rate Accounts, please refer to our separate prospectus for the other Investment Options in the Program.

We apply our portion of the Program expense charge toward the cost of maintenance of the investment funds, promotion of the Program investment funds and Money Market Guarantee Account, commissions, administrative costs, such as enrollment and answering participant inquiries, and overhead expenses such as salaries, rent, postage, telephone, travel, legal, actuarial and accounting costs, office equipment and stationery. The ADA's part of this fee covers developmental and administrative expenses incurred in connection with the Program. The ADA Trustees can direct us to raise or lower the ADA's part of this fee to reflect their expenses in connection with the Program. During 1999 we received $8,919,753 and the ADA received $210,784 under the Program expense charge.



ADMINISTRATION FEES

The computation of unit values for each investment fund also reflects fees charged for administration. We receive an administrative fee at the annual rate of .15% of assets held in the Equity Index Fund and Lifecycle Funds. As part of our administrative functions, we maintain records for all portfolio transactions and cash flow control, calculate unit values, monitor compliance with the New York Insurance Law and supervise custody matters for all these Funds.


OTHER EXPENSES BORNE BY THE FUNDS

Certain other expenses are charged directly to the Equity Index Fund and Lifecycle Funds. These include SEC filing fees and certain related expenses such as printing of SEC filings, prospectuses and reports, mailing costs, custodians' fees, financial accounting costs, outside auditing and legal expenses, and other costs related to the Program.

The Equity Index Fund purchases and redeems shares in the SSgA S&P 500 Index Fund at net asset value. The net asset

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  29
--------------------------------------------------------------------------------

value reflects charges for management, audit, legal, shareholder services, transfer agent and custodian fees. For a description of charges and expenses assessed by the SSgA S&P 500 Index Fund, which are indirectly borne by the Fund, please refer to the prospectus for the SSgA S&P 500 Index Fund.

The Lifecycle Funds - Conservative and Moderate purchase and redeem units in the Lifecycle Fund Group Trusts - Conservative and Moderate, respectively, at net asset value. The net asset value reflects charges for investment management, audit, legal, custodian and other fees. By agreement with the ADA Trustees, we impose a charge at the annual rate of .03% of the value of the respective assets of the Lifecycle Funds - Conservative and Moderate. This charge compensates us for additional legal, accounting and other potential expenses resulting from the inclusion of the Lifecycle Fund Group Trusts and Underlying State Street Funds among the investment options described in this prospectus. For a description of charges and expenses assessed by the Lifecycle Fund Group Trusts, which are indirectly borne by the Lifecycle Funds, see "Deductions and Charges Related to the Lifecycle Trusts and Underlying State Street Fund," below.


PLAN AND TRANSACTION EXPENSES

ADA RETIREMENT PLAN, PROTOTYPE SELF-DIRECTED PLAN AND INDIVIDUALLY-DESIGNED PLAN FEES

RECORD MAINTENANCE AND REPORT FEE. At the end of each calendar quarter, we deduct a record maintenance and report fee from each participant's Account Balance. This fee is:

      ------------------------------------------------------------
      ADA Members Retirement Plan participants      $3 per quarter

      Self-Directed Prototype Plan participants     $3 per quarter
      Investment Only                               $1 per quarter
      ------------------------------------------------------------

ENROLLMENT FEE. We charge an employer a non-refundable enrollment fee of $25 for each participant enrolled under its plan. If we do not maintain individual participant records under an individually-designed plan, we instead charge the employer $25 for each plan or trust. If the employer fails to pay these charges, we may deduct the amount from subsequent contributions or from participants' account balances.

PROTOTYPE SELF-DIRECTED PLAN FEES. Employers who participate in our Prototype Self-Directed Plan incur additional fees not payable to us, such as brokerage and administration fees.


INDIVIDUAL ANNUITY CHARGES


ANNUITY ADMINISTRATIVE CHARGE. If a participant elects a variable annuity payment option, we deduct a $350 charge from the amount used to purchase the annuity. This charge reimburses us for administrative expenses associated with processing the application for the annuity and issuing each month's annuity payment. The minimum amount that can be converted to an annuity, so that the charge would apply, is $5,000. Annuities purchased from other providers may also be subject to fees and charges.


CHARGES FOR STATE PREMIUM AND OTHER APPLICABLE TAXES

We deduct a charge designed to approximate certain applicable taxes that may be imposed on us, for example, for our state premium tax. Currently, we deduct the charge from the amount applied to provide an annuity payout option. The current tax charge that might be imposed on us varies by state and ranges from 0% to 5% (1% in Puerto Rico and 5% in the U.S. Virgin Islands).

We reserve the right to deduct any applicable charges such as premium taxes from each contribution or from distributions or upon termination of your contract. If we have deducted any applicable tax charges from contributions, we will not deduct a charge for the same taxes later. If, however, an additional tax is later imposed on us when you make a partial or full withdrawal, or your contract is terminated, or you begin receiving annuity payments, we reserve the right to deduct a charge at that time.

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  30
--------------------------------------------------------------------------------

GENERAL INFORMATION ON FEES AND CHARGES


We may change the fees and charges described above at any time with the ADA's consent. During 1999 we received total fees and charges under the Program of $12,601,267.


DEDUCTIONS AND CHARGES RELATED TO THE LIFECYCLE TRUSTS AND UNDERLYING STATE STREET FUNDS

In addition to the generally applicable Program fees and charges that we impose, State Street imposes fees and charges for providing investment management services, and custodial services, and for other expenses incurred in connection with operating the Lifecycle Fund Group Trusts and the Underlying State Street Funds. State Street deducts these fees from the assets of the Lifecycle Fund Group Trusts in which the Lifecycle Funds invest, or the Underlying State Street Funds in which the Lifecycle Fund Group Trusts invest.

INVESTMENT MANAGEMENT FEE. Each Lifecycle Trust pays State Street a fee equal to
 .17% of the average annual net assets of each Lifecycle Trust for providing investment management services to the Trusts. No fee is paid to State Street for managing the assets of the Underlying State Street Funds with respect to investments made in such Fund by each Lifecycle Fund Group Trust. State Street may receive fees for managing the assets of other collective investment funds in which the Funds may invest on a temporary basis, and for managing the mutual funds in which assets of the Underlying State Street Funds may be invested. State Street has agreed to reduce its management fee charged to each of the Lifecycle Trusts to offset any management fees State Street receives attributable to the Trusts' investment in such other collective investment funds and mutual funds.

FIXED ADMINISTRATION FEE. State Street also makes a deduction from the assets of each Lifecycle Fund Group Trust to compensate it for providing various recordkeeping and accounting services to such Trust and for periodically rebalancing the assets of each Trust to conform to the target percentage weightings for the Trust. This fee is currently fixed at $12,000 per year for each Trust.

OTHER EXPENSES. Certain costs and expenses are charged directly to the Lifecycle Fund Group Trusts. These include legal and audit expenses and costs related to providing educational and other materials to ADA Program participants about the Lifecycle Fund investment options. In addition, participants indirectly incur expenses for audit and custodial services provided to the Underlying State Street Funds. State Street serves as custodian to each of these Funds.

8 Tax information

------
  31
--------------------------------------------------------------------------------


In this section, we briefly outline current Federal income tax rules relating to adoption of the Program, contributions to the Program and distributions to participants under qualified retirement plans. Certain other information about qualified retirement plans appears here and in the SAI. We do not discuss the effect, if any, of state tax laws that may apply.


The United States Congress has in the past considered and may in the future consider proposals for legislation that, if enacted, could change the tax treatment of qualified retirement plans. In addition, the Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing laws. State tax laws or, if you are not a United States resident, foreign tax laws, may affect the tax consequences to you or the beneficiary. These laws may change from time to time without notice and, as a result, the tax consequences may also change. There is no way of predicting whether, when or in what form any such change would be adopted.


Any such change could have retroactive effects regardless of the date of enactment. We suggest you consult your legal or tax advisor.


Because you are buying a contract to fund a retirement plan that already provides tax deferral under Federal income tax rules, you should do so for the contract's features and benefits other than tax deferral. The tax deferral of the contract does not provide additional benefits.


INCOME TAXATION OF DISTRIBUTIONS TO QUALIFIED PLAN PARTICIPANTS

In this section, the word "you" refers to the plan participant.


Amounts distributed to a participant from a qualified plan are generally subject to Federal income tax as ordinary income when benefits are distributed to you or your beneficiary. Generally speaking, only your post-tax contributions, if any, are not taxed when distributed.


ELIGIBLE ROLLOVER DISTRIBUTIONS. Many types of distributions from qualified plans are "eligible rollover distributions" that can be transferred directly to another qualified plan or traditional individual retirement arrangement ("IRA"), or rolled over to another plan or IRA within 60 days of the receipt of the distribution. If a distribution is an "eligible rollover distribution," 20% mandatory Federal income tax withholding will apply unless the distribution is directly transferred to a qualified plan or IRA. See "Eligible Rollover Distributions and Federal Income Tax Withholding" in the SAI for a more detailed discussion.

ANNUITY OR INSTALLMENT PAYMENTS. Each payment you receive is ordinary income for tax purposes, except where you have a "cost basis" in the benefit. Your cost basis is equal to the amount of your post-tax employee contributions, plus any employer contributions you had to include in gross income in prior years. You may exclude from gross income a portion of each annuity or installment payment you receive. If you (and your survivor) continue to receive payments after you have received your cost basis in the contract, all amounts will be taxable.

IN-SERVICE WITHDRAWALS. Some plans allow in-service withdrawals of after-tax contributions. The portion of each withdrawal attributable to cost basis is not taxable. The portion of each withdrawal attributable to earnings is taxable. Withdrawals are taxable only after they exceed your cost basis if they are attributable to your pre-January 1, 1987 contributions under plans that permitted those withdrawals as of May 5, 1986. Amounts that you include in gross income under this rule may also be subject to the additional 10% penalty tax on premature distributions described below. In addition, 20% mandatory Federal income tax withholding may also apply.

PREMATURE DISTRIBUTIONS. You may be liable for an additional 10% penalty tax on all taxable amounts distributed before age 59 1/2 unless the distribution falls within a specified exception or is rolled over into an IRA or other qualified plan.

The exceptions to the penalty tax include (a) distributions made on account of your death or disability, (b) distributions beginning after separation from service in the form of a life annuity or installments over your life expectancy (or the joint lives or life expectancies of you and your beneficiary), (c) distributions due to separation from

------
  32
--------------------------------------------------------------------------------

active service after age 55 and (d) distributions you use to pay deductible medical expenses.

WITHHOLDING. In almost all cases, 20% mandatory income tax withholding will apply to all "eligible rollover distributions" that are not directly transferred to a qualified plan or IRA. If a distribution is not an eligible rollover distribution, the recipient may elect out of withholding. The rate of withholding depends on the type of distribution. See "Eligible Rollover Distributions and Federal Income Tax Withholding" in the SAI. Under the ADA Master Retirement Plan, we will withhold the tax and send you the remaining amount. Under an individually designed plan or our prototype self-directed plan we will pay the full amount of the distribution to the plan's trustee. The trustee is then responsible for withholding Federal income tax upon distributions to you or your beneficiary.

OTHER TAX CONSEQUENCES. Federal estate and gift taxes, state and local estate and inheritance taxes, and other tax consequences of participation in the Program, depend on the residence and the circumstances of each participant or beneficiary. For complete information on Federal, state, local and other tax considerations, you should consult a qualified tax advisor.

9 More information

------
  33
--------------------------------------------------------------------------------

ABOUT PROGRAM CHANGES OR TERMINATIONS

AMENDMENTS. The group annuity contract has been amended in the past and we and the Trustees may agree to amendments in the future. No future change can affect annuity benefits in the course of payment. If certain conditions are met, we may: (1) terminate the offer of any of the investment options and (2) offer new investment options with different terms.

TERMINATION. We or the ADA Trustees may terminate the group annuity contract. If the contract is terminated, we will not accept any further contributions or perform any recordkeeping functions after the date of termination. We then would make arrangements with the ADA Trustees with respect to the assets held in the investment options that we provide, subject to the following:

 o transfers and withdrawals from the Real Estate Fund would continue to be subject to the restrictions described in this prospectus and in the SAI;

 o the ADA Trustees could transfer assets from the Money Market Guarantee Account in installments over a period of time not to exceed two years; however, during that time participants would be permitted to make transfers to funding vehicles provided by another financial institution (other than a money market fund or similar investment); and

 o amounts allocated to the GRAs would be held until maturity.

If the ADA Trustees make arrangements with us, you may be able to continue to invest amounts in the investment options that we provide and elect payment of benefits through us.

AGREEMENT WITH STATE STREET. We and State Street have entered into an Agreement with respect to various administrative, procedural, regulatory compliance and other matters relating to the availability of the Lifecycle Fund Group Trusts and Underlying State Street Funds in the ADA Program through the Lifecycle Funds. The Agreement does not contain an expiration date and is intended to continue in effect indefinitely. However, under the terms of the Agreement, we may terminate it upon three months prior written notice to State Street, and State Street may terminate it upon six months prior written notice to us. In the event of a termination of the Agreement, State Street has the right, upon four months' prior notice to us, to require the redemption of all units of the Lifecycle Fund Group Trusts held by the Lifecycle Funds. Should we receive notice of a required redemption, we will advise you promptly in order to allow you adequate time to transfer to one or more of the other Investment Options.


IRS DISQUALIFICATION

If your plan is found not to qualify under the Internal Revenue Code, we may:
(1) return the plan's assets to the employer (in our capacity as the plan administrator) or (2) prevent plan participants from investing in the separate accounts.


ABOUT THE SEPARATE ACCOUNTS

Each investment fund is one of our separate accounts. We established the separate accounts under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our investment funds for owners of our variable annuity contracts, including our group annuity contracts with the ADA Trustees. The results of each separate account's operations are accounted for without regard to Equitable Life's, or any other separate account's, operating results. We are the legal owner of all of the assets in the separate accounts and may withdraw any amounts we have in the separate accounts that exceed our reserves and other liabilities under variable annuity contracts.

The separate accounts that we call the Equity Index Fund and Lifecycle Funds commenced operations on 1994 and 1995, respectively. Because of exclusionary provisions, none of the investment funds is subject to regulation under the Investment Company Act of 1940. The Equity Index Fund and Lifecycle Funds are used exclusively in the ADA Program.

------
  34
--------------------------------------------------------------------------------

ABOUT STATE STREET


State Street, is one of the world's leading specialists in serving institutional investors, providing a full range of products and services. As of December 31, 1999, State Street was the largest manager of pension assets with $672.4 billion under management.


State Street is subject to supervision and examination by the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, and the Massachusetts Commissioner of Banks. This, however, does not provide any protection against loss that may be experienced as a result of an investment in the Trusts. Further, State Street is required to comply with ERISA, to the extent applicable, in connection with the administration of the Program.


TAX STATUS OF THE LIFECYCLE FUND GROUP TRUSTS AND UNDERLYING FUNDS. Each Trust is a tax-exempt group trust established pursuant to Revenue Ruling 81-100. As a tax-exempt group trust, each Trust is not subject to federal income tax unless the Trust generates unrelated business taxable income as defined in the Code ("UBTI"). It is the policy of State Street not to invest any portion of the assets of a Trust in a manner that will generate UBTI. If State Street determines, however, that a proposed investment cannot be structured to avoid UBTI and that the projected after-tax return on that investment is sufficient to justify the making of such investment, then State Street may elect to make that investment. In the unlikely event that any UBTI is incurred by a Trust, it is anticipated that any tax thereon would be reported and paid by the Trust as an expense of such Trust.



ABOUT LEGAL PROCEEDINGS

Equitable Life and its affiliates are parties to various legal proceedings. In our view, none of these proceedings is likely to have a material adverse effect upon the separate accounts, our ability to meet our obligations under the Program, or the distribution of group annuity contract interests under the Program.

State Street is engaged in litigation of various kinds which in its judgment is not of material importance in relation to its total assets. None of the litigation now in progress is expected to affect any assets of the Equity Index Fund or the Lifecycle Funds or the Lifecycle Group Trusts or the Underlying State Street Funds in which the Lifecycle Trusts invest.


ABOUT OUR INDEPENDENT ACCOUNTANTS

The following financial statements included in the SAI as well as the following condensed financial information included in the prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP given on the authority of said firm as experts in auditing and accounting:


 o The financial statements for Separate Account Nos. 195, 197 and 198 as of December 31, 1999 and for each of the two years in the period ended December 31, 1999.

 o The financial statements for Equitable Life as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999.

 o The condensed financial information for Separate Account No. 195 for each of the six years in the period ended December 31, 1999.

 o The condensed financial information for Separate Account Nos. 197 and 198 for each of the five years in the period ended December 31, 1999.

 o The following financial statements as of December 31, 1999 and for each of the two years in the period then ended:

    o State Street Bank and Trust Company Lifecycle Fund Group Trust - Conservative

    o State Street Bank and Trust Company Lifecycle Fund Group Trust -
      Moderate

    o State Street Bank and Trust Company S&P 500 Flagship Fund and State Street Bank and Trust Company S&P 500 Index Fund with Futures


    o State Street Bank and Trust Company Russell 2000 Fund and State Street Bank and Trust Company Russell 2000 Non-Lending Fund

------
  35
--------------------------------------------------------------------------------

    o State Street Bank and Trust Company Daily EAFE Securities Lending Fund and State Street Bank and Trust Company Daily EAFE Non-Lending Fund

    o State Street Bank and Trust Company Daily MSCI Europe Index Securities Lending Fund and State Street Bank and Trust Company Daily MSCI Europe Index Fund

    o State Street Bank and Trust Company Daily MSCI Japan Index Securities Lending Fund and State Street Bank and Trust Company Daily MSCI Japan Index Fund

    o State Street Bank and Trust Company Daily MSCI Pacific Basin ex-Japan Index Securities Lending Fund and State Street Bank and Trust Company Daily MSCI Pacific Basin ex-Japan Index Fund

    o State Street Bank and Trust Company Daily Government/Corporate Bond Fund



    o State Street Bank and Trust Company Short Term Investment Fund

 o The condensed financial information for each of the four years in the period ended December 31, 1999 for the following Trusts:


    o State Street Bank and Trust Company Lifecycle Fund Group Trust - Conservative

    o State Street Bank and Trust Company Lifecycle Fund Group Trust -
      Moderate


 o The condensed financial information for each of the seven years in the period ended December 31, 1999 for the following:

    o State Street Bank and Trust Company S&P 500 Flagship Fund

    o State Street Bank and Trust Company Russell 2000 Fund

 o The condensed financial information for each of the five years in the period ended December 31, 1999 for the following:

    o State Street Bank and Trust Company Daily EAFE Non-Lending Fund

    o State Street Bank and Trust Company Daily Government/Corporate Bond Fund

    o State Street Bank and Trust Company Short Term Investment Fund



REPORTS WE PROVIDE AND AVAILABLE INFORMATION

We send reports annually to employers showing the aggregate Account Balances of all participants and information necessary to complete annual IRS filings.

As permitted by the SEC's rules, we omitted certain portions of the registration statement filed with the SEC from this prospectus and the SAI. You may obtain the omitted information by: (1) requesting a copy of the registration statement from the SEC's principal office in Washington, D.C., and paying prescribed fees, or (2) by accessing the EDGAR Database at the SEC's web site at http://www.sec.gov.


ACCEPTANCE


The employer or plan sponsor, as the case may be: (1) is solely responsible for determining whether the Program is a suitable funding vehicle and (2) should carefully read the prospectus and other materials before entering into an Adoption Agreement.

Appendix I: Selected financial data and condensed financial information

-------
  A-1
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

LIFECYCLE FUND GROUP TRUSTS

The selected financial data below provides information with respect to investment income, expenses, and investment performance for each Lifecycle Fund Group Trust attributable to each unit outstanding for the period indicated. The selected financial data has been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their reports included in the SAI. The selected financial data should be read in conjunction with the full financial statements of the Lifecycle Fund Group Trusts, which appear in the SAI.


----------------------------------------------------------------------------------------------------------------------------
                                                                                      YEAR ENDED DECEMBER 31,
                                                                       -----------------------------------------------------
                                                                           1999          1998           1997          1996
----------------------------------------------------------------------------------------------------------------------------
Lifecycle Fund Group Trust - Conservative
Net investment income (loss)*                                            $  0.10       $  0.09        $  0.06       $  0.05
Net realized and unrealized gain (loss)                                     0.81          1.41           1.28          0.65
Net increase (decrease)                                                     0.91          1.50           1.34          0.70
Net asset value
Beginning of period                                                        14.27         12.77          11.43         10.73
End of period                                                            $ 15.18       $ 14.27        $ 12.77       $ 11.43
Total return %**                                                            6.38%        11.75%         11.72%         6.52%
Ratio of expenses to average net assets (b)                                 0.38%         0.43%          0.66%         0.81%
Ratio of net investment income (loss) to average net assets (a)             0.66%         0.68%          0.46%         0.31%
Portfolio turnover                                                            42%           77%            44%           54%
Net assets, end of period (000s)                                        $ 12,797      $ 13,516       $  7,249       $ 4,534
Lifecycle Fund Group Trust - Moderate
Net investment income (loss)*                                            $  0.06       $  0.06        $  0.05       $  0.04
Net realized and unrealized gain (loss)                                     2.14          2.30           2.11          1.27
Net increase (decrease)                                                     2.20          2.36           2.16          1.31
Net asset value
Beginning of period                                                        16.96         14.60          12.44         11.13
End of period                                                              19.16         16.96        $ 14.60       $ 12.44
Total return**                                                             12.97         16.16          17.36%        11.77%
Ratio of expenses to average net assets (b)                                 0.19%         0.19%          0.20%         0.20%
Ratio of net investment income (loss) to average net assets (a)(b)          0.34%         0.37%          0.37%         0.35%
Portfolio turnover                                                            33%           46%            22%           18%
Net assets, end of period (000s)                                        $132,764      $125,412       $108,435       $88,273
-----------------------------------------------------------------------------------------------------------------------------



* Net investment income (loss) per unit has been calculated based upon a monthly average of units outstanding.

** Total return calculation (not annualized for the period ended December 31, 1995) is based on the value of a single unit of participation outstanding throughout the period. It represents the percentage change in the net asset value per unit between the beginning and end of the period. The calculation includes only those expenses charged directly to the Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts. Annualized for the period ended December 31, 1995.

(a) Ratio excludes income retained by the funds in which the Fund invests (see Note 2).

(b) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.

-------
  A-2
--------------------------------------------------------------------------------

UNDERLYING STATE STREET FUNDS

The selected financial data below provides information with respect to investment income, expenses, and investment performance for each Underlying State Street Fund attributable to each Underlying State Street Fund unit outstanding for the periods indicated. The selected financial data has been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their reports included in the SAI. The selected financial data should be read in conjunction with the full financial statements of the Underlying State Street Funds, which appear in the SAI.


----------------------------------------------------------------------------------------------------------------------------------
                                                                               YEAR ENDED DECEMBER 31,
                                                  --------------------------------------------------------------------------------
                                                       1999        1998        1997        1996       1995       1994       1993
----------------------------------------------------------------------------------------------------------------------------------
S&P 500 Flagship Fund
Net investment income*                             $   2.99    $   2.77    $   2.64    $   2.48    $  2.24    $  1.90    $  1.81
Net realized and unrealized gain (loss)               40.09       42.70       37.22       19.86      24.26      (0.93)      4.55
Distribution of securities lending fee income (a)     (0.01)      (0.01)       0.00        0.00       0.00       0.00      (0.01)
Net increase (decrease)                               43.07       45.46       39.86       22.34      26.50       0.97       6.35
Net asset value
Beginning of year                                    204.72      159.26      119.40       97.06      70.56      69.59      63.24
End of year                                        $ 247.79    $ 204.72    $ 159.26    $ 119.40    $ 97.06    $ 70.56    $ 69.59
Total return %**                                      21.04%      28.55%      33.38%      23.02%     37.56%      1.39%     10.06%
Ratio of expenses to average net assets***             0.00%       0.00%       0.00%       0.00%      0.00%      0.00%      0.00%
Ratio of net investment income to average net
  assets                                               1.35%       1.55%       1.86%       2.33%      2.66%      2.88%      2.68%
Portfolio turnover                                       13%         18%         18%         27%        10%        12%        22%
Net assets, end of year (000,000s)                 $ 75,574    $ 49,893    $ 36,664    $ 20,916    $15,135    $ 8,258    $ 5,753
----------------------------------------------------------------------------------------------------------------------------------


* Net investment income has been calculated based on an average of units outstanding.

** Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of each year and assumes reinvestment of distributions. The calculation includes only those expenses charged directly to the Fund. This result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

***   Zero amounts represented those which are less than .005% per unit.


(a)   Zero amounts per unit represent those which are less than $.005 per unit.

-----
 A-3
--------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------
                                                            YEAR ENDED DECEMBER 31,
                                                 ---------------------------------------------
                                                       1999            1998           1997
----------------------------------------------------------------------------------------------
Russell 2000 Fund
Net investment income (a)                          $     0.39       $    0.38      $    0.36
Distribution of securities lending fee income           (0.02)          (0.02)         (0.02)
Net realized and unrealized gain (loss)                  4.34           (1.06)          4.19
Net increase (decrease)                                  4.71           (0.70)          4.53
Net asset value
Beginning of period                                     23.07           23.77          19.24
End of period                                      $    27.78       $   23.07      $   23.77
Total return (b)                                        20.50%          (2.88)%        23.66%
Ratio of expenses to average net assets (%)(c)           0.03%           0.04%          0.06%
Ratio of net investment income to average net
  assets (%)(c)                                          1.61%           1.61%          1.63%
Portfolio turnover (%)                                     51%             57%           105%
Net assets, end of year (000s)                     $1,903,731      $1,255,838     $1,174,146
----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
                                                                                            PERIOD
                                                                                            ENDED
                                                                                           DECEMBER
                                                        YEAR ENDED DECEMBER 31,               31,
                                                 --------------------------------------  ------------
                                                      1996         1995         1994         1993
-----------------------------------------------------------------------------------------------------
Russell 2000 Fund
Net investment income (a)                          $  0.32      $  0.03      $  0.21      $  0.17
Distribution of securities lending fee income        (0.01)       (0.01)       (0.01)        0.00
Net realized and unrealized gain (loss)               2.45         3.61        (0.46)        1.83
Net increase (decrease)                               2.76         3.63        (0.26)        2.00
Net asset value
Beginning of period                                  16.48        12.85        13.11        11.11
End of period                                      $ 19.24      $ 16.48      $ 12.85      $ 13.11
Total return (b)                                     16.81%       28.33%       (1.98)%      18.00%
Ratio of expenses to average net assets (%)(c)        0.06%        0.10%        0.07%        0.09%
Ratio of net investment income to average net
  assets (%)(c)                                       1.80%        1.80%        1.61%        1.37%
Portfolio turnover (%)                                 131%         103%          48%          35%
Net assets, end of year (000s)                    $951,405     $536,849     $372,107     $451,119
-----------------------------------------------------------------------------------------------------


(a) Net investment income has been calculated based on an average of units outstanding.

(b) Total return calculation is based on the value of a single unit of participation outstanding throughout the year and assumes reinvestment of distributions. It represents the percentage change in the net asset value per unit between the beginning and the end of the period and assumes reinvestment of distributions. The calculation includes only those expenses charged directly to the Russell 2000 Fund. This result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.


(c) 1996 ratios reflect net investment income and expenses attributable to the Russell 2000 Fund from its ownership of other collective investment funds.



-------------------------------------------------------------------------------------------------------------------------
                                                                         YEAR ENDED DECEMBER 31,
                                                 ------------------------------------------------------------------------
                                                      1999           1998           1997           1996           1995
-------------------------------------------------------------------------------------------------------------------------
Daily EAFE Non-Lending Fund
Net investment income (loss)*                       $  0.00        $  0.21       $   0.19       $   0.19       $   0.16
Net realized and unrealized gain (loss)                2.87           1.57          (0.07)          0.29           0.66
Net increase (decrease)                                2.87           1.78           0.12           0.48           0.82
Net asset value
Beginning of period                                   10.32           8.54           8.42           7.94           7.12
End of period                                       $ 13.19        $ 10.32       $   8.54       $   8.42       $   7.94
Total return(%)**                                     27.83%         20.84%          1.43           6.07          11.56
Ratio of expenses to average net assets (%)            0.00%          0.11%          0.11           0.19           0.20
Ratio of net investment income to average net
  assets (%)                                           0.00%          2.13%          2.17           2.31           2.21
Portfolio turnover (%)                                   47            109              9              5              9
Net assets, end of year (000s)                     $515,570       $490,295       $277,080       $318,204       $154,010
-------------------------------------------------------------------------------------------------------------------------



* Net investment income per unit has been calculated using an average of monthly units outstanding.

** Total return calculation is based on the value of a single unit of participation outstanding throughout the entire period. It represents the percentage change in net asset value per unit between the beginning and end of each year. The calculation includes only those expenses charged directly to the Non-Lending Fund. This result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

-------
  A-4
--------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------------------
                                                                          YEAR ENDED DECEMBER 31,
                                                 --------------------------------------------------------------------------
                                                       1999           1998           1997           1996           1995
---------------------------------------------------------------------------------------------------------------------------
Daily Government/
  Corporate Bond Fund
Net investment income*                             $    0.86      $    0.80      $    0.83      $    0.78     $    0.70
Net realized and unrealized gain (loss)                (1.12)          0.38           0.32          (0.42)         1.17
Net increase (decrease)                                (0.26)          1.18           1.15           0.36          1.87
Net asset value
Beginning of year                                      14.18          13.00          11.85          11.49          9.62
End of year                                        $   13.92      $   14.18      $   13.00      $   11.85     $   11.49
Total return (%)**                                     (1.83)          9.09%          9.70%          3.13%        19.44%
Ratio of expenses to average net assets (%)(a)          0.01%          0.01%          0.01%          0.01%         0.01%
Ratio of net investment income to average net
  assets (%)                                            6.17%          5.89%          6.73%          6.82%         6.53%
Portfolio turnover (%)                                   824%           478%           294%           299%          611%
Net assets, end of year (000s)                     $4,807,644     $4,643,861     $4,273,490     $3,060,002    $1,991,393
---------------------------------------------------------------------------------------------------------------------------



* Net investment income has been calculated based on an average of units outstanding.

** Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Fund. This result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.



------------------------------------------------------------------------------------------------------------------------------
                                                                           YEAR ENDED DECEMBER 31,
                                                ------------------------------------------------------------------------------
                                                      1999            1998            1997            1996            1995
------------------------------------------------------------------------------------------------------------------------------
Short-Term Investment Fund
Net investment income                            $    0.0522     $    0.0551     $    0.0563     $    0.0548     $    0.0604
Net realized gain (loss)*                             0.0000          0.0000          0.0000          0.0000          0.0000
Net change in net assets resulting from
  operations                                     $    0.0522     $    0.0551     $    0.0563     $    0.0548     $    0.0604
Distributions from net investment income         $    0.0522     $    0.0551     $    0.0563     $    0.0548     $    0.0604
Total return (%)**                                      5.35            5.65            5.77            5.62            6.21
Ratio of expenses to average net assets
  (%)***                                                   -               -               -               -               -
Ratio of net investment income to average net
  assets (%)                                            5.22            5.51            5.63            5.48            6.04
Net assets, end of year (000s)                   $22,958,561     $20,508,724     $18,563,057     $13,762,940     $12,393,148
------------------------------------------------------------------------------------------------------------------------------


*     Zero amounts represent those which are less than $.00005 per unit.

** Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It assumes reinvestment of distributions and includes only those expenses charged directly to the Fund. This result may be reduced by any administrative or other fees which are incurred in the management of maintenance of individual participant accounts.

***   Less than .005%

-------
  A-5
--------------------------------------------------------------------------------

EQUITY INDEX FUND AND LIFECYCLE FUND -
CONSERVATIVE AND LIFECYCLE FUND -
MODERATE: SEPARATE ACCOUNT
NOS. 195, 197 AND 198

Unit values and number of units outstanding for these Funds are shown below.


--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     INCEPTION
                                                              FOR THE YEARS ENDING DECEMBER 31,                         DATE
------------------------------------------------------------------------------------------------------------------------------
                                        1993    1994        1995        1996        1997        1998        1999
--------------------------------------------------------------------------------------------------------------------
Equity Index Fund                                                                                                     2/1/94
  Unit Value                              -    $ 9.71     $ 13.12     $ 15.91     $ 20.95     $ 26.65     $ 31.94
  Number of units outstanding (000's)     -      515       1,483       2,100       3,713       4,890       6,399
Lifecycle Fund - Conservative                                                                                         5/1/95
  Unit Value                              -        -      $ 10.59     $ 11.04     $ 12.13     $ 13.37     $ 14.06
  Number of units outstanding (000's)     -        -         281         409         596       1,009         906
Lifecycle Fund - Moderate                                                                                             5/1/95
  Unit Value                              -        -      $ 11.01     $ 12.18     $ 14.14     $ 16.28     $ 18.23
  Number of units outstanding (000's)     -        -       6,924       7,241       7,657       7,691       7,262
------------------------------------------------------------------------------------------------------------------------------

Table of contents of
statement of additional information

-------
  S-1
--------------------------------------------------------------------------------

TABLE OF CONTENTS



                                                       PAGE
 Funding of the Program                                SAI-2
 Your Responsibilities as Employer                     SAI-2
 Procedures for Withdrawals, Distributions
  and Transfers                                        SAI-3
 Types of Benefits                                     SAI-5
 Provisions of the Master Plan                         SAI-7
 Additional Investment Policies and Techniques -
  The Underlying State Street Funds                    SAI-11
 Investment Restrictions Applicable to the Funds       SAI-15
 How We Determine the Unit Value for the Funds         SAI-16
 How We Value the Assets of the Funds                  SAI-16
 How State Street Values the Assets of the
  Underlying State Street Funds                        SAI-17
 Transactions by the Underlying State Street Funds     SAI-18
 Investment Management Fee                             SAI-19
 Underwriter                                           SAI-19
 Management: Equitable Life                            SAI-20
 Management: State Street                              SAI-23
 Financial Statements                                  SAI-25


CLIP AND MAIL TO US TO RECEIVE A
STATEMENT OF ADDITIONAL INFORMATION

     To: The Equitable Life Assurance Society
           of the United States
         Box 2486 G.P.O.
         New York, NY 10116


Please send me a copy of the Statement of Additional Information for the American Dental Association Members Retirement Program Prospectus dated May 1, 2000 (State Street).



--------------------------------------------------------------------------------
Name


--------------------------------------------------------------------------------
Address


--------------------------------------------------------------------------------


Copyright 2000 by The Equitable Life Assurance Society of the United States. All rights reserved.

About Equitable Life

------

--------------------------------------------------------------------------------


The Equitable Life Assurance Society of the United States ("Equitable Life") is the issuer of the group annuity contract that funds the Program. Equitable Life also makes forms of plans and trusts available, and offers recordkeeping and participant services to facilitate the operation of the Program.

Equitable Life is a New York stock life insurance corporation and has been doing business since 1859. We are a wholly-owned subsidiary of AXA Financial, Inc. (previously The Equitable Life Companies, Incorporated). The majority shareholder of AXA Financial, Inc. is AXA, a French holding company for an international group of insurance and related financial services companies. As a majority shareholder, and under its other arrangements with Equitable Life and Equitable Life's parent, AXA exercises significant influence over the operations and capital structure of Equitable Life and its parent. No company other than Equitable Life's related companies, however, have any legal responsibility to pay amounts that Equitable Life owes under the contract.

Equitable Life manages over $462.7 billion in assets as of December 31, 1999. For more than 100 years Equitable Life has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.

------

--------------------------------------------------------------------------------

HOW TO REACH US.



You can reach us as indicated below to obtain:
 o Copies of any plans, trusts, participation agreements, enrollment or other forms used in the Program.

 o  Unit values and other values under your plan.

 o Any other information or materials that we provide in connection with the Program.

INFORMATION ON JOINING THE PROGRAM



--------------------------------------------------------------------------------
 BY PHONE:
--------------------------------------------------------------------------------
 1-800-523-1125
 (Retirement Program Specialists available weekdays
 9am to 5pm Eastern Time)
--------------------------------------------------------------------------------
 BY REGULAR MAIL:
--------------------------------------------------------------------------------
 The ADA Members Retirement Program
 c/o Equitable Life, Box 2011
 Secaucus, NJ 07096
--------------------------------------------------------------------------------
 BY REGISTERED, CERTIFIED, OR OVERNIGHT DELIVERY:
--------------------------------------------------------------------------------
 The ADA Members Retirement Program
 c/o Equitable Life
 200 Plaza Drive, Second Floor
 Secaucus, NJ 07094
--------------------------------------------------------------------------------
 BY INTERNET:
--------------------------------------------------------------------------------
The ADA Members Retirement Program website www.equitable.com/ada, provides information about the Program, as well as several interactive tools and resources that can help answer some of your retirement planning questions. The website also provides an email feature that can be accessed by clicking on either "Contact Us" or "Send E-Mail to the Equitable."

INFORMATION ONCE YOU JOIN THE PROGRAM

--------------------------------------------------------------------------------
 BY PHONE:
--------------------------------------------------------------------------------
 1-800-223-5790 (Account Executives available weekdays 9am
 to 5pm Eastern Time)
--------------------------------------------------------------------------------
 TOLL-FREE AIM SYSTEM FOR AMOUNTS IN THE
 TRUST:
--------------------------------------------------------------------------------
By calling 1-800-223-5790 you may, with your assigned personal security code, use our Automated Investment Management ("AIM") System to:
o    Transfer assets between investment options and obtain account information.
o    Change the allocation of future contributions and maturing guaranteed options.
o Hear investment performance information, including investment fund unit values and current guaranteed option interest rates.
The AIM System operates 24 hours a day. You may speak with our Account Executives during regular business hours about any matters covered by the AIM System.
--------------------------------------------------------------------------------
 BY INTERNET FOR AMOUNTS IN THE TRUST:
--------------------------------------------------------------------------------
 By logging on to www.equitable.com/ada, Client Services you may, with your social security number and your assigned personal security code, use the Internet to access certain retirement account information such as:
 o Investment performance, including investment fund unit
   values, and current guaranteed option interest rates.
 o Transfer between investment options and obtain account
   information (available by the second half of 2000)
 o Change the allocation of future contributions and maturing guaranteed options (available by the second half of 2000)
--------------------------------------------------------------------------------
 BY REGULAR MAIL:
--------------------------------------------------------------------------------
 (correspondence): The ADA Members
  Retirement Program
  Box 2486 G.P.O.
  New York, NY 10116
--------------------------------------------------------------------------------
 FOR CONTRIBUTION CHECKS ONLY:
--------------------------------------------------------------------------------
 The Association Members
 Retirement Program
 P.O. Box 1599
 Newark, NJ 07101-9764


--------------------------------------------------------------------------------
 FOR REGISTERED, CERTIFIED, OR OVERNIGHT
 DELIVERY:
--------------------------------------------------------------------------------
 The ADA Members
 Retirement Program
 c/o Equitable Life
 200 Plaza Drive, 2B-55
 Secaucus, NJ 07094
--------------------------------------------------------------------------------
 BY E-MAIL:
--------------------------------------------------------------------------------
We welcome your comments and questions regarding the ADA Retirement Program. If you have a comment or suggestion about the ADA website we would appreciate hearing from you. Go to equitable.com/ada, Client Services and click on "Contact Us" or click on "email the ADA Members Retirement Program."



No person is authorized by The Equitable Life Assurance Society of the United States to give any information or make any representations other than those contained in this prospectus and the SAI, or in other printed or written material issued by Equitable Life. You should not rely on any other information or representation.

--------------------------------------------------------------------------------
                      STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

MAY 1, 2000




                          AMERICAN DENTAL ASSOCIATION
                           MEMBERS RETIREMENT PROGRAM
                                (STATE STREET)

--------------------------------------------------------------------------------
This Statement of Additional Information ("SAI") is not a prospectus. You should read this SAI in conjunction with the prospectus dated May 1, 2000 for the American Dental Association Members Retirement Program describing the
EQUITY INDEX FUND AND THE LIFECYCLE FUND-CONSERVATIVE AND THE LIFECYCLE FUND-MODERATE.

A copy of the prospectus to which this SAI relates is available at no charge by writing to the ADA Members Retirement Program at Box 2486 G.P.O., New York, New York 10116 or by calling our toll-free telephone number 1-800-223-5790. Definitions of special terms used in this SAI are found in the prospectus.

     Certain of the cross references in this SAI are contained in the prospectus dated May 1, 2000 to which this SAI relates.


                              CONTENTS OF THIS SAI






                                                       PAGE IN SAI
                                                      ------------
The Program ......................................... SAI-2
Funding of the Program .............................. SAI-2
Your Responsibilities as Employer ................... SAI-2
Procedures for Withdrawals, Distributions and
     Transfers ...................................... SAI-3
     Pre-Retirement Withdrawals ..................... SAI-3
     Benefit Distributions .......................... SAI-4
     Eligible Rollover Distributions and Federal
       Income Tax Withholding ....................... SAI-4
Types of Benefits ................................... SAI-5
Provisions of the Master Plan ....................... SAI-7
     Plan Eligibility Requirements .................. SAI-7
     Contributions to Qualified Plans ............... SAI-7
     Contributions to the Master Plan ............... SAI-7
     Allocation of Contributions .................... SAI-9
     The Master Plan and Section 404(c) of
       ERISA ........................................ SAI-10


                                                       PAGE IN SAI
                                                      ------------
Vesting ............................................. SAI-10
Additional Investment Policies and Techniques --
  The Underlying State Street Funds ................. SAI-11
Investment Restrictions Applicable to the Funds ..... SAI-15
How We Determine Unit Value for the Funds ........... SAI-16
How We Value the Assets of the Funds ................ SAI-16
How State Street Values the Assets of the
  Underlying State Street Funds ..................... SAI-17
Transactions by The Underlying State Street
  Funds ............................................. SAI-18
Investment Management Fee ........................... SAI-19
Underwriter ......................................... SAI-19
Management: Equitable Life .......................... SAI-20
Management: State Street ............................ SAI-23
Financial Statements ................................ SAI-25



----------
Copyright 2000 by The Equitable Life Assurance Society of The United States, 1290 Avenue of the Americas, New York, N.Y. 10104. All rights reserved.

--------------------------------------------------------------------------------

THE PROGRAM

The Program consists of the Master Plan, Self-Directed Prototype Plan and Investment Only plans made available to members of the American Dental Association and their eligible employees. The following information regarding the Program is provided solely to provide a more complete understanding of how the investment funds available under Equitable Life's group annuity contract operate within the Program. In addition to issuing the group annuity contract under which the investment funds are available, we also provide administrative support, recordkeeping and marketing services in connection with the Program. We provide these services pursuant to a administrative services agreement between the ADA Trustees and Equitable Life. This agreement would normally terminate when the group annuity contract with Equitable Life terminates.


FUNDING OF THE PROGRAM


The Program is primarily funded through a group annuity contract issued to the ADA Trustees by Equitable Life. The contract governs the Investment Funds that are provided by Equitable Life under the Program. The ADA Trustees hold all contracts for the benefit of employers and participants in the Program.



The ADA Trustees and Equitable Life also have an administrative services agreement for administrative support, recordkeeping and marketing services provided by Equitable Life. This agreement would normally terminate when the group annuity contract with Equitable Life terminates.



YOUR RESPONSIBILITIES AS EMPLOYER

If you adopt the Master Plan, you as the employer and plan administrator will have certain responsibilities, including:

    o sending us your contributions at the proper time and in the proper format (including contribution type and fiscal year);


    o  maintaining all personnel records necessary for administering your plan;

    o  determining who is eligible to receive benefits;

    o  forwarding to us all the forms your employees are required to submit;

    o distributing summary plan descriptions and participant annual reports to your employees and former employees;

    o distributing our prospectuses and confirmation notices to your employees and, in some cases, former employees;

    o filing an annual information return for your plan with the Internal Revenue Service, if required;

    o providing us the information with which to run special non-discrimination tests, if you have a 401(k) plan or your plan accepts post-tax employee or employer matching contributions;

    o determining the amount of all contributions for each participant in the plan;

    o  forwarding salary deferral and post-tax employee contributions to us;

    o selecting interest rates and monitoring default procedures if you elect the loan provision in your plan; and


                                     SAI-2

--------------------------------------------------------------------------------

    o providing us with written instructions for allocating amounts in the plan's forfeiture account.


If you, as an employer, have an individually designed plan, your responsibilities will not be increased in any way by adopting the Pooled Trust for investment only. If you adopt our self-directed prototype plan, you will be completely responsible for administering the plan and complying with all of the reporting and disclosure requirements applicable to qualified plans, with the assistance of the recordkeeper of your choice.


We can provide guidance and assistance in the performance of your responsibilities. If you have questions about any of your obligations, you can contact our Account Executives at 1-800-223-5790 or write to us at Box 2486 G.P.O., New York, New York 10116.



PROCEDURES FOR WITHDRAWALS, DISTRIBUTIONS AND TRANSFERS


PRE-RETIREMENT WITHDRAWALS. Under the Master Plan, self-employed persons generally may not receive a distribution prior to age 59 1/2, and employees generally may not receive a distribution prior to separation from service. However, if the Master Plan is maintained as a profit sharing plan, you may request distribution of benefits after you reach age 59 1/2 even if you are still working. If the Master Plan is maintained as a 401(k) plan and you are under age 59 1/2, you may withdraw your own 401(k) contributions only if you can demonstrate financial hardship within the meaning of applicable income tax regulations. Each withdrawal must be at least $1,000 (or, if less, your entire account balance or the amount of your hardship withdrawal under a 401(k) plan). If your employer terminates the plan, all amounts (subject to GRA restrictions) may be distributed to participants at that time (except salary deferral amounts if there is a successor plan).



You may withdraw all or part of your account balance under the Master Plan attributable to post-tax employee contributions at any time, subject to any withdrawal restrictions applicable to the Investment Options, provided that you withdraw at least $300 at a time (or, if less, your account balance attributable to post-tax employee contributions). See "Tax Information" in the prospectus.


We pay all benefit payments (including withdrawals due to plan terminations) in accordance with the rules described below in the "Benefit Distributions" discussion. We effect all other participant withdrawals as of the close of the business day we receive the properly completed form.


Under the self-directed prototype plan you may receive a distribution upon attaining normal retirement age as specified in the plan, or upon separation from service. If your employer maintains the self-directed prototype plan as a profit sharing plan, an earlier distribution of funds that have accumulated after two years is available if you incur a financial hardship, as defined in the plan.


In addition, if you are married, your spouse may have to consent in writing before you can make any type of withdrawal, except for the purchase of a Qualified Joint and Survivor Annuity. See "Spousal Consent Requirement" below.


Under an individually designed plan, the availability of pre-retirement withdrawals depends on the terms of the plan. We suggest that you ask your employer what types of withdrawals are available under your plan.


                                     SAI-3

--------------------------------------------------------------------------------

Transfers and withdrawals from the Equity Index Fund may be delayed if there is any delay in redemption of shares of the SSgA S&P 500 Index Fund. We generally do not expect any such delays.

Transfers and withdrawals from the Lifecycle Funds-Conservative and Moderate may be delayed if there is any delay in redemption of units of the Lifecycle Fund Group Trusts. We generally do not expect any such delays.

BENEFIT DISTRIBUTIONS. In order for you to begin receiving benefits under the Master Plan, your employer must send us your properly completed Election of Benefits form and, if applicable, Beneficiary Designation form. Benefit payments will be made according to the provisions of your plan.

Under an individually designed plan and our self-directed prototype plan, your employer must send us a Request for Disbursement Form. We will send single sum payments to your plan's trustee as of the close of business on the day we receive a properly completed form. If you wish to receive annuity payments, your plan's trustee may purchase a variable annuity contract from us. Fixed annuities are available from insurance companies selected by the Trustees. See "Types of Benefits." We will pay annuity payments directly to you and payments will commence according to the provisions of your plan.

Transfers and withdrawals from the Equity Index Fund may be delayed if there is any delay in redemption of shares of the SSgA S&P 500 Index Fund. We generally do not expect any such delays.

Transfers and withdrawals from the Lifecycle Funds-Conservative and Moderate may be delayed if there is any delay in redemption of units of the Lifecycle Fund Group Trusts. We generally do not expect any such delays.

Please note that we use the value of your vested benefits at the close of the business day payment is due to determine the amount of benefits you receive. We will not, therefore, begin processing your check until the following business day. You should expect your check to be mailed within five days after processing begins. Annuity checks can take longer. If you buy a fixed annuity, your check will come from the insurance company you selected. If you are withdrawing more than $50,000 and you would like expedited delivery at your expense, you may request it on your Election of Benefits form.


If a participant in the Master Plan dies without designating a beneficiary, the vested benefit will automatically be paid to the spouse or, if the participant is not married, to the first surviving class of his or her (a) children, (b) parents and (c) brothers and sisters. If none of them survive, the participant's vested benefit will be paid to the participant's estate. If a participant in our prototype self-directed plan dies without designating a beneficiary, the vested benefit will automatically be paid to the spouse or, if the participant is not married, to the first surviving class of his or her (a) children, (b) grandchildren, (c) parents, (d) brothers and sisters and (e) nephews and nieces. If none of them survive, the participant's vested benefit will be paid to the participant's estate.



ELIGIBLE ROLLOVER DISTRIBUTIONS AND FEDERAL INCOME TAX WITHHOLDING. All "eligible rollover distributions" are subject to mandatory Federal income tax withholding of 20% unless the participant elects to have the distribution directly rolled over to a qualified plan or traditional individual retirement arrangement (IRA). An "eligible rollover distribution" is generally any distribution that is not one of a series of substantially equal periodic payments made (not less frequently than annually): (1) for the life (or life expectancy) of the plan participant or the joint lives (or joint life expectancies) of the plan participant and his or her designated beneficiary, or
(2) for a specified period of 10 years or more. In addition, the following are not subject to mandatory 20% withholding:


    o  hardship withdrawals of salary deferred contributions from 401(k) plans;

    o  certain corrective distributions under Code Section 401(k) plans;

                                     SAI-4

--------------------------------------------------------------------------------

    o  loans that are treated as distributions; and

    o a distribution to a beneficiary other than to a surviving spouse or a current or former spouse under a qualified domestic relations order.


If we make a distribution to a participant's surviving spouse, or to a current or former spouse under a qualified domestic relations order, the distribution may be an eligible rollover distribution, subject to mandatory 20% withholding, unless one of the exceptions described above applies.


If a distribution is not an "eligible rollover distribution", we will withhold income tax from all taxable payments unless the recipient elects not to have income tax withheld.


TYPES OF BENEFITS


Under the Master Plan, and under most self-directed prototype plans, you may select one or more of the following forms of distribution once you are eligible to receive benefits. If your employer has adopted an individually designed plan or a self-directed prototype profit sharing plan that does not offer annuity benefits, not all of these distribution forms may be available to you. We suggest you ask your employer what types of benefits are available under your plan.


QUALIFIED JOINT AND SURVIVOR ANNUITY. An annuity providing equal monthly payments for your life and, after your death, for your surviving spouse's life. No payments will be made after you and your spouse die, even if you have received only one payment prior to the last death. THE LAW REQUIRES THAT IF THE VALUE OF YOUR VESTED BENEFITS EXCEEDS $5,000, YOU MUST RECEIVE A QUALIFIED JOINT AND SURVIVOR ANNUITY UNLESS YOUR SPOUSE CONSENTS IN WRITING TO A CONTRARY ELECTION. Please see "Spousal Consent Requirements" below.


LUMP SUM PAYMENT. A single payment of all or part of your vested benefits. If you take a lump sum payment of only part of your balance, it must be at least $1,000. If your vested benefit is $5,000 or less, you will receive a lump sum payment of the entire amount.


PERIODIC INSTALLMENTS. Monthly, quarterly, semi-annual or annual payments over a period of at least three years, where the initial payment on a monthly basis is at least $300. You can choose either a time-certain payout, which provides variable payments over a specified period of time, or a dollar-certain payout, which provides level payments over a variable period of time. During the installment period, your remaining account balance will be invested in whatever investment options you designate, other than the Real Estate Fund; each payment will be drawn pro rata from all the investment options you have selected. If you die before receiving all the installments, we will make the remaining payments to your beneficiary, subject to IRS minimum distribution rules and beneficiary election. Except in the case of participant accounts transferred from defined contribution plans, we do not offer installments for benefits under the individually designed plans or our self-directed prototype plan. For special conditions applying to installment payments involving the Real Estate Fund and the Guaranteed Rate Accounts, please refer to the prospectus and SAI for these options.


LIFE ANNUITY. An annuity providing monthly payments for your life. No payments will be made after your death, even if you have received only one payment prior to your death.


LIFE ANNUITY--PERIOD CERTAIN. An annuity providing monthly payments for your life or, if longer, a specified period of time. If you die before the end of that specified period, payments will continue to your beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years. The longer the specified period, the smaller the monthly payments will be.


                                     SAI-5

--------------------------------------------------------------------------------

JOINT AND SURVIVOR ANNUITY. An annuity providing monthly payments for your life and that of your beneficiary. You may specify the percentage of the original annuity payment to be made to your beneficiary. Subject to legal limitations, that percentage may be 100%, 75%, 50%, or any other percentage you specify.

JOINT AND SURVIVOR ANNUITY--PERIOD CERTAIN. An annuity providing monthly payments for your life and that of your beneficiary or, if longer, a specified period of time. If you and your beneficiary both die before the end of the specified period, payments will continue to your contingent beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years and the percentage of the annuity payment to be made to your beneficiary (as noted above under Joint and Survivor Annuity). The longer the specified period, the smaller your monthly payments will be.

CASH REFUND ANNUITY. An annuity providing equal monthly payments for your life with a guarantee that the sum of those payments will be at least equal to the portion of your vested benefits used to purchase the annuity. If upon your death the sum of the monthly payments to you is less than that amount, your beneficiary will receive a lump sum payment of the remaining guaranteed amount.



FIXED AND VARIABLE ANNUITY CHOICES

Under a Qualified Joint and Survivor Annuity or a Cash Refund Annuity, the amount of the monthly payments is fixed at retirement and remains level throughout the distribution period. Under the Life Annuity, Life Annuity--Period Certain, Joint and Survivor Annuity and Joint and Survivor Annuity--Period Certain, you may select either fixed or variable payments. All forms of variable annuity benefits under the Program will be provided by us. The payments under variable annuity options reflect the investment performance of the Growth Equity Fund. If you are interested in a variable annuity, when you are ready to select your benefit please ask our Account Executives for our variable annuity prospectus supplement.

Fixed annuities will be issued by insurance companies selected by the ADA Trustees from time to time. We do not currently offer fixed annuities under the Program. Upon your request, the companies selected by the Trustees will provide annuity benefit information. We have no further responsibility for the amount used to purchase a fixed annuity once it has been sent to the insurance company you select. The cost of a fixed annuity is determined by each issuing insurance company. Your Account Executive has more details regarding the insurance companies currently providing annuity benefits under the Program.


SPOUSAL CONSENT REQUIREMENTS

Under the Master Plan and the self-directed prototype plan, you may designate a non-spouse beneficiary any time after the earlier of: (1) the first day of the plan year in which you attain age 35, or (2) the date on which you separate from service with your employer. If you designate a beneficiary other than your spouse prior to your reaching age 35, your spouse must consent to the designation and, upon your reaching age 35, must again give his or her consent or the designation will lapse. In order for you to make a withdrawal, elect a form of benefit other than a Qualified Joint and Survivor Annuity or designate a non-spouse beneficiary, your spouse must consent to your election in writing within the 90 day period before your annuity starting date. To consent, your spouse must sign on the appropriate line on your election of benefits or beneficiary designation form. Your spouse's signature must be witnessed by a notary public or plan representative.

If you change your mind, you may revoke your election and elect a qualified Joint Survivor Annuity or designate your spouse as beneficiary, simply by filing the appropriate form. Your spouse's consent is not required for this revocation.


                                     SAI-6
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It is also possible for your spouse to sign a blanket consent form. By signing this form, your spouse consents not just to a specific beneficiary or, with respect to the waiver of the Qualified Joint and Survivor Annuity, the form of distribution, but gives you the right to name any beneficiary, or if applicable, form of distribution you want. Once you file such a form, you may change your election whenever you want, even without spousal consent. No spousal consent to a withdrawal or benefit in a form other than a Qualified Joint and Survivor Annuity is required under certain self-directed prototype profit sharing plans that do not offer life annuity benefits.


PROVISIONS OF THE MASTER PLAN



PLAN ELIGIBILITY REQUIREMENTS. Under the Master Plan, the employer specifies the eligibility requirements for its plan in the Adoption Agreement. The employer may exclude any employee who has not attained a specified age (not to exceed 21) and completed a specified number of years (not to exceed two) in each of which he completed 1,000 hours of service. No more than one year of eligibility service may be required for a 401(k) arrangement.



The employer may also exclude salaried dentists (those with no ownership interest in the practice), employees of related employers, leased employees and certain other types of employees at the employer's election, provided such exclusion does not cause the plan to discriminate in favor of "highly compensated" employees (defined below). The Master Plan provides that a partner or shareholder may, upon commencement of employment or upon first becoming eligible to participate in any qualified plan of the employer, make a one-time irrevocable election not to participate in the plan or to make a reduced contribution. This election applies to all plans of the employer, now and in the future, and should be discussed with your tax advisor.


CONTRIBUTIONS TO QUALIFIED PLANS. We outline below the current federal income tax rules relating to contributions under qualified retirement plans. This outline assumes that you are not a participant in any other qualified retirement plan.



The employer deducts contributions to the plan in the year it makes them. As a general rule, an employer must make contributions for any year by the due date (including extensions) for filing its Federal income tax return for that year. However, Department of Labor ("DOL") rules generally require that the employer contribute participants' salary deferrals (or post-tax employee contribution) amounts under a 401(k) plan as soon as possible after the payroll period applicable to a deferral. In any event, the employer must make these contributions no later than the 15th business day of the month following the month in which the employer withholds or receives participant contributions.



If the employer contributes more to the plan than it may deduct under the rules we describe below, the employer (a) may be liable for a 10% penalty tax on that nondeductible amount and (b) may risk disqualifying the plan.


CONTRIBUTIONS TO THE MASTER PLAN. The employer makes annual contributions to its plan based on the plan's provisions.


An employer that adopts the Master Plan as a profit sharing plan makes discretionary contributions as it determines annually. The aggregate employer contribution to the plan, including all participants' salary


                                     SAI-7

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deferrals under a 401(k) arrangement, may not exceed 15% of all participants'
taxable compensation for the plan year. For plan purposes, compensation for self-employed persons does not include deductible plan contributions on behalf of the self-employed person.


A 401(k) arrangement is available as part of the profit sharing plan. Employees may make pre-tax contributions to a plan under a 401(k) arrangement. The maximum amount that highly compensated employees may contribute depends on (a) the amount that non-highly compensated employees contribute and (b) the amount the employer designates as a nonforfeitable 401(k) contribution. Different rules apply to a SIMPLE 401(k) or safe harbor 401(k).


For 2000, a "highly compensated" employee, for this purpose, is (a) an owner of more than 5% of the practice, or (b) anyone with earnings of more than $80,000 from the practice in 1999. For (b), the employer may elect to include only employees in the highest paid 20%. In any event, the maximum amount each employee may defer is limited to $10,500 for 2000, reduced by that employee's salary reduction contributions to simplified employee pension plans established before 1997 (SARSEPs), SIMPLE plans, employee contributions to tax deferred
Section 403(b) arrangements, and contributions deductible by the employee under a trust described under Section 501(c)(18) of the Internal Revenue Code. The maximum amount a participant may defer in a SIMPLE 401(k) plan for 2000 is $6,000.


Employers may adopt a safe harbor 401(k) arrangement. Under this arrangement, an employer agrees to offer a matching contribution equal to (a) 100% of salary deferral contributions or equal to up to 3% of compensation and (b) 50% of salary deferral contributions that exceed 3% but are less than 5% of compensation or a 2% non-elective contribution to all eligible employees. These contributions must be non-forfeitable. If the employer makes these contributions and meets the notice requirements for safe harbor 401(k) plans, the plan is not subject to non-discrimination testing on salary deferral and matching or non-elective contributions.


If the employer adopts the Master Plan as a defined contribution pension plan, its contribution is equal to the percentage of each participant's compensation that the Adoption Agreement specifies.


Under any type of plan, an employer must disregard compensation in excess of $170,000 in 2000 in making contributions. An employer may integrate contributions with Social Security. This means that contributions, for each participant's compensation, that exceed the integration level may be greater than contributions for compensation below the integration level. The Federal tax law imposes limits on this excess. Your Account Executive can help you determine the legally permissible contribution.


Contributions for non-key employees must be at least 3% of compensation (or, under the profit sharing plan, the percentage the employer contributes for key employees, if less than 3%). In 2000, "key employee" means (a) an owner of one of the ten largest (but more than 1/2%) interests in the practice with earnings of more than $30,000, or (b) an officer of the practice with earnings of more than $67,500 or (c) an owner of more than 5% of the practice, or (d) an owner of more than 1% of the practice with earnings of more than $150,000. For purposes of (b), no more than 50 employees (or, if less, the greater of three or 10% of the employees) shall be treated as officers.



Certain plans may also permit participants to make post-tax contributions. We will maintain a separate account to reflect each participant's post-tax contributions and the earnings (or losses) on those contributions. Post-tax contributions are subject to complex rules under which the maximum amount that


                                     SAI-8
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a highly compensated employee may contribute depends on the amount that non-highly employees contribute. BEFORE PERMITTING ANY HIGHLY-COMPENSATED EMPLOYEE TO MAKE POST-TAX CONTRIBUTIONS, THE EMPLOYER SHOULD VERIFY THAT IT HAS PASSED ALL NON-DISCRIMINATION TESTS. If an employer employs only "highly compensated" employees (as defined above), the plan will not accept post-tax contributions. In addition, the employer may make matching contributions to certain plans, i.e., contributions based on the amount of post-tax or pre-tax 401(k) contributions that plan participants make. Special non-discrimination rules apply to matching contributions. These rules may limit the amount of matching contributions that an employer may make for highly compensated employees. These non-discrimination rules for matching contributions do not apply to SIMPLE and safe harbor 401(k) plans.


Contributions (including forfeiture amounts) for each participant may not exceed the lesser of (a) $30,000 and (b) 25% of the participant's earnings (excluding, in the case of self-employed persons, all deductible plan contributions). The participant's post-tax contributions count toward this limitation.



Each participant's account balance equals the sum of the amounts accumulated in each investment option. We will maintain separate records of each participant's interest in each of the investment options attributable to employer contributions, 401(k) non-elective contributions, 401(k) elective contributions, post-tax employee contributions SIMPLE employer, safe harbor non-elective, safe harbor matching and employer matching contributions. We will also account separately for any amounts rolled over from a previous employer's plan. Our records will also reflect each participant's percentage of vesting (see below) in his account balance attributable to employer contributions and employer matching contributions.



The participant will receive an individual confirmation of each transaction (including the deduction of record maintenance and report fees). The participant will also receive an annual statement showing the participant's account balance in each investment option attributable to each type of contribution. Based on information that you supply, we will run the required special non-discrimination tests (Actual Deferral Percentage and Actual Contribution Percentage) applicable to (a) 401(k) plans (other than SIMPLE 401(k) and safe harbor 401(k)) and (b) plans that accept post-tax employee contributions or employer matching contributions.


Non-discrimination tests do not apply to SIMPLE 401(k) plans, if the employer makes (a) a matching contribution equal to 100% of the amount each participant deferred, up to 3% of compensation, or (b) a 2% non-elective contribution to all eligible employees. The employer must also follow the notification and filing requirements outlined in the SIMPLE 401(k) model amendment to the Master Plan to avoid non-discrimination tests.


Under a SIMPLE 401(k) the employer must offer all eligible employees the opportunity to defer part of their salary into the plan and make either a matching or non-elective contribution. The matching contribution must be 100% of the salary deferral amount up to 3% of compensation. The non-elective contribution is 2% of compensation, the employer must make it for all eligible employees, even those not deferring. The matching or non-elective contribution must be non-forfeitable. The employer must notify employees which contribution the employer will make 60 days before the beginning of the year.


Elective deferrals to a 401(k) plan are subject to applicable FICA (social security), Medicare tax and FUTA (unemployment) taxes. They may also be subject to state income tax.


ALLOCATION OF CONTRIBUTIONS. You, as employer or participant, may allocate contributions among any number of the investment options. You may change allocation instructions at any time, and as often as


                                     SAI-9

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needed, by calling the AIM System or accessing the website on the Internet. New instructions become effective on the business day we receive them. Employer contributions may be allocated in different percentages than employee contributions. The allocation percentages elected for employer contributions automatically apply to any 401(k) qualified non-elective contributions, qualified matching contributions employer matching contributions SIMPLE employer, safe harbor non-elective and safe harbor matching contributions. Your allocation percentages for employee contributions automatically apply to any post-tax employee contributions and 401(k) salary deferral contributions. IF WE HAVE NOT RECEIVED VALID INSTRUCTIONS, WE WILL ALLOCATE CONTRIBUTIONS TO THE MONEY MARKET GUARANTEE ACCOUNT. You may, of course, transfer to another investment option at any time.



THE MASTER PLAN AND SECTION 404(C) OF ERISA. The Master Plan is a participant directed individual account plan designed to comply with the requirements of
Section 404(c) of ERISA. Section 404(c) of ERISA, and the related Department of Labor (DOL) regulation, provide that if a participant or beneficiary exercises control over the assets in his or her plan account, plan fiduciaries will not be liable for any loss that is the direct and necessary result of the participant's or beneficiary's exercise of control. This means that if the employer plan complies with Section 404(c), participants can make and are responsible for the results of their own investment decisions.


Section 404(c) plans must, among other things, (a) make a broad range of investment choices available to participants and beneficiaries and (b) provide them with adequate information to make informed investment decisions. The Investment Options and documentation available under the ADA Program provide the broad range of investment choices and information needed in order to meet the requirements of Section 404(c). However, while our suggested summary plan descriptions, annual reports, prospectuses, and confirmation notices provide the required investment information, the employer is responsible for distributing this information in a timely manner to participants and beneficiaries. You should read this information carefully before making your investment decisions.



VESTING. Vesting refers to the participant's rights with respect to that portion of a participant's Account Balance attributable to employer contributions under the Master Plan. If a participant is "vested," the amount or benefit in which the participant is vested belongs to the participant, and may not be forfeited. The participant's Account Balance attributable to (a) 401(k) contributions (including salary deferral, qualified non-elective and qualified matching contributions), (b) post-tax employee contributions and (c) rollover contributions always belong to the participant, and is nonforfeitable at all times.


A participant becomes fully vested in all benefits if still employed at death, disability, attainment of normal retirement age or upon termination of the plan. If the participant terminates employment before that time, any benefits that have not yet vested under the plan's vesting schedule are forfeited. The normal retirement age is 65 under the Master Plan unless the employer elects a lower age on its adoption agreement.



                                     SAI-10
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Benefits must vest in accordance with any of the schedules below or one at least as favorable to participants:




              SCHEDULE A     SCHEDULE B     SCHEDULE C
 YEARS OF       VESTED         VESTED         VESTED
  SERVICE     PERCENTAGE     PERCENTAGE     PERCENTAGE
----------   ------------   ------------   -----------
     1             0%             0%             0%
     2           100             20              0
     3           100             40            100
     4           100             60            100
     5           100             80            100
     6           100            100            100

If the plan requires more than one year of service for participation in the plan, the plan must use Schedule A or one at least as favorable to participants.


All contributions to a SIMPLE 401(k) plan are 100% vested and not subject to the vesting schedule above. This rule, however, does not apply to employer and matching contributions made to a plan before the plan is amended to become a SIMPLE 401(k) plan. Non-elective and matching contributions required under a safe harbor 401(k) arrangement are 100% vested and not subject to the vesting schedule above.


ADDITIONAL INVESTMENT POLICIES AND TECHNIQUES -- THE UNDERLYING STATE STREET
FUNDS


The following discussion supplements the discussion of the investment policies and techniques of the Underlying State Street Funds for the Lifecycle Fund Group Trusts included under the section entitled Investment Options in the prospectus. Also discussed hereunder are the investment restrictions applicable to investments made by such Underlying State Street Funds. As a general matter, you should note that the S&P 500 Flagship Fund, the Russell 2000 Fund, and the Daily EAFE Non-Lending Fund are index funds and, therefore, not "actively" managed like other collective investment funds. Each of these Underlying State Street Funds utilizes a "passive" investment approach, attempting to duplicate the investment performance of its benchmark index through automated statistical analytic procedures. See the section of the prospectus entitled Investment Options-Risks and Investment Techniques for further discussion of this method of management. Therefore, some of the policies and investment techniques discussed below may not be engaged in to the same extent as if the Underlying State Street Funds were actively managed.


U.S. GOVERNMENT SECURITIES. The Underlying State Street Funds may invest in securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, which include U.S. Treasury securities that differ in their interest rates, maturities and times of issuance. Treasury Bills have initial maturities of one year or less; Treasury Notes have initial maturities of one to ten years; and Treasury Bonds generally have initial maturities of greater than ten years. Obligations issued or guaranteed by U.S. Government agencies and instrumentalities are supported in one of the following ways: (a) by the full faith and credit of the U.S. Treasury; (b) by the right of the issuer to borrow from the Treasury; (c) by discretionary authority of the U.S. Government to purchase certain obligations of the agency or instrumentality; or (d) only by the credit of the agency or instrumentality. These securities bear fixed, floating or variable rates of interest. Principal and interest may fluctuate based on generally recognized reference rates or the relationship of rates. While the U.S. Government provides financial support to such U.S. Government-sponsored agencies or instrumentalities, no assurance can be given that it will always do so, since it is not so obligated by law.


                                     SAI-11
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FOREIGN GOVERNMENT OBLIGATIONS; SECURITIES OF SUPRANATIONAL ENTITIES. Certain
of the Underlying State Street Funds may invest in obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions, agencies or instrumentalities, if State Street determines that the obligations are of comparable quality to the other obligations in which such Underlying State Street Fund may invest. Such securities also include debt obligations of supranational entities. Supranational entities include international organizations designated or supported by governmental entities to promote economic reconstruction or development and international banking institutions and related government agencies. The percentage of such Underlying State Street Fund's assets invested in securities issued by foreign governments will vary depending on the relative yields of such securities, the economic and financial markets of the countries in which the investments are made and the interest rate climate of such countries.


BANK OBLIGATIONS. The Underlying State Street Funds may invest in bank obligations, including certificates of deposit, time deposits, bankers' acceptances and other short-term obligations of domestic banks, foreign subsidiaries of domestic banks, foreign branches of domestic banks, and domestic and foreign branches of foreign banks, domestic savings and loan associations and other banking institutions. With respect to such securities issued by foreign branches of domestic banks, foreign subsidiaries of domestic banks, and domestic and foreign branches of foreign banks, such Underlying State Street Fund may be subject to additional investment risks that are different in some respects from those incurred by a fund which invests only in debt obligations of U.S. domestic issuers. These risks include possible future political and economic developments, the possible imposition of foreign withholding taxes on interest income payable on the securities, the possible establishment of exchange controls or the adoption of other foreign governmental restrictions which might adversely affect the payment of principal and interest on these securities and the possible seizure or nationalization of foreign deposits.


Certificates of deposit are negotiable certificates evidencing the obligation of a bank to repay funds deposited with it for a specified period of time.


Time deposits are non-negotiable deposits maintained in a banking institution for a specified period of time at a stated interest rate. Time deposits which may be held by such Underlying State Street Fund will not benefit from insurance administered by the Federal Deposit Insurance Corporation.


Bankers' acceptances are credit instruments evidencing the obligation of a bank to pay a draft drawn on it by a customer. These instruments reflect the obligation both of the bank and the drawer to pay the face amount of the instrument upon maturity. The other short-term obligations may include uninsured, direct obligations, bearing fixed, floating or variable interest rates.


COMMERCIAL PAPER AND OTHER SHORT-TERM CORPORATE OBLIGATIONS. The Underlying State Street Funds may invest in commercial paper. Commercial paper is short-term, unsecured promissory notes issued to finance short-term credit needs. Any commercial paper in which such Underlying State Street Fund invests will consist only of direct obligations which, at the time of their purchase, are (a) rated not lower than Prime-1 by Moody's Investor Service ("Moody's"), A-1 by S&P, or any equivalent rating by any other nationally recognized statistical rating organization, (b) issued by companies having an outstanding unsecured debt issue currently rated not lower than Aa3 by Moody's or AA-by S&P, or any equivalent rating by any other nationally recognized statistical rating organization, or (c) if unrated, determined by State Street to be of comparable quality to those rated obligations which may be purchased by such Underlying State Street Fund.


REPURCHASE AGREEMENTS. The Underlying State Street Funds may enter into repurchase agreements. Repurchase agreements involve the acquisition of an underlying debt instrument, subject to an obligation


                                     SAI-12
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of the seller to repurchase, and to resell, the instrument at a fixed price usually not more than one week after its purchase. An Underlying State Street Fund may incur certain costs in connection with the sale of the securities if the seller does not repurchase them in accordance with the repurchase agreement. In addition, if bankruptcy proceedings are commenced with respect to the seller of the securities, realization on the securities by an Underlying State Street Fund may be delayed or limited. Each Underlying State Street Fund will consider on an ongoing basis the creditworthiness of the institutions with which it enters into repurchase agreements.


FLOATING AND VARIABLE RATE OBLIGATIONS. An Underlying State Street Fund may purchase floating and variable rate demand notes and bonds, which are obligations ordinarily having stated maturities in excess of 13 months. Generally, the lender may demand repayment, and the borrower has a right to repay the loan prior to maturity. The interest rate generally fluctuates based on a published rate such as a bank's prime rate. Because these obligations are direct lending arrangements between the lender and borrower, the Underlying State Street Funds do not contemplate that such instruments generally will be traded, and there generally is no established secondary market for these obligations, although they are redeemable at face value. Accordingly, where the obligations are not secured by letters of credit or other credit support arrangements, the Underlying State Street Fund's right to redeem is dependent on the ability of the borrower to pay principal and interest on demand.


AMERICAN, EUROPEAN AND CONTINENTAL DEPOSITARY RECEIPTS. An Underlying State Street Fund may invest in the securities of foreign issuers in the form of American Depositary Receipts ("ADRs") and European Depositary Receipts ("EDRs"). These securities may not necessarily be denominated in the same currency as the securities into which they may be converted. ADRs are receipts typically issued by a United States bank or trust company which evidence ownership of underlying securities issued by a foreign corporation. EDRs, which are sometimes referred to as Continental Depositary Receipts ("CDRs"), are receipts issued in Europe typically by non-United States banks and trust companies that evidence ownership of either foreign or domestic securities.


FUTURES CONTRACTS. To the extent permitted by applicable regulations, an Underlying State Street Fund is permitted to use financial futures as a substitute for a comparable market position in the underlying securities.


An Underlying State Street Fund may trade futures contracts in U.S. domestic markets or, to the extent permitted under applicable law, on exchanges located outside the United States.


A stock index future obligates the seller to deliver (and the purchaser to take), effectively, an amount of cash equal to the difference between the value of a specific stock index at the close of the last trading day of the contract and the price at which the agreement is made. With respect to stock indexes that are permitted investments, each Underlying State Street Fund intends to purchase and sell futures contracts on the stock index for which it can obtain the best price, with consideration also given to liquidity.


Initially, when purchasing or selling futures contracts, an Underlying State Street Fund will be required to deposit with its custodian in the broker's name an amount of cash or cash equivalents up to approximately 10% of the contract amount, which is returned to the Fund upon termination. This amount is subject to change. Subsequent payments to and from the broker will be made daily as the price of the index or securities underlying the futures contract fluctuates.


                                     SAI-13
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Although an Underlying State Street Fund intends to purchase or sell futures contracts only if there is an active market for such contracts, no assurance can be given that a liquid market will exist for any particular contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the relevant Underlying State Street Fund to substantial losses.


INTEREST RATE AND EQUITY INDEX SWAPS. An Underlying State Street Fund may enter into interest rate and index swaps. Interest-rate swaps are contracts in which one party agrees to pay interest at a floating rate for a specified period of time, while the counterparty agrees to pay interest at a fixed rate for the same period. Index swaps involve the exchange by an Underlying State Street Fund with another party of cash flows based upon the performance of an index or a portion of an index of securities which usually include dividends.


Each Underlying State Street Fund will enter into swap transactions only if:
(i) for transactions with maturities under one year, the counterparty has outstanding short-term paper rated at least A-1 by S&P, Prime-1 by Moody's, or any equivalent rating by any other nationally recognized statistical rating organization, or (ii) for transactions with maturities greater than one year, the counterparty has outstanding debt securities rated at least Aa by Moody's or AA by S&P, or any equivalent rating by any other nationally recognized statistical rating organization, or (iii) if unrated, State Street deems the counterparty's creditworthiness to be of equivalent quality.


There is no limit on the amount of swap transactions that an Underlying State Street Fund may enter into. The risk of loss with respect to swaps is generally limited to the net amount of payments that the Underlying State Street Fund is contractually obligated to make. If the other party to a swap defaults, the Underlying State Street Fund's risk of loss consists of the net amount of payments that the Underlying State Street Fund contractually is entitled to receive.


FOREIGN CURRENCY TRANSACTIONS. An Underlying State Street Fund may engage in currency exchange transactions either on a spot (i.e., cash) basis at the rate prevailing in the currency exchange market, or through entering into forward contracts to purchase or sell currencies. A forward currency exchange contract involves an obligation to purchase or sell a specific currency at a future date, which must be more than two days from the date of the contract, at a price set at the time of the contract. These contracts are entered into in the interbank market conducted directly between currency traders (typically commercial banks or other financial institutions) and their customers.


LENDING PORTFOLIO SECURITIES. An Underlying State Street Fund may lend securities to brokers, dealers and other financial institutions. The Underlying State Street Fund will receive collateral of at least 100% cash, letters of credit or U.S. government securities. The Underlying State Street Fund can increase its income through the investment of the collateral as well as the interest receivable on the loan. An Underlying State Street Fund might experience a loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement.


                                     SAI-14

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RATINGS. The ratings of Moody's, S&P, or any other nationally recognized statistical rating organizations represent their opinions as to the quality of the obligations which they undertake to rate. It should be emphasized, however, that ratings are relative and subjective and, although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market value risk of such obligations. Each Underlying State Street Fund will rely on State Street's judgment, analysis and experience in evaluating the creditworthiness of an issuer.


INVESTMENT RESTRICTIONS APPLICABLE TO THE FUNDS


EQUITY INDEX FUND. The Equity Index Fund will operate as discussed under Investment Options--Equity Index Fund in the prospectus, and will be subject to the investment policies and limitations described there. The prospectus for the SSgA S&P 500 Index Fund describes the investment objective, policies and limitations applicable to the SSgA S&P 500 Index Fund. A free copy of the SSgA S&P 500 Index Fund prospectus may be obtained by calling an Equitable Life Account Executive.



LIFECYCLE FUNDS. The Lifecycle Funds will operate as discussed under Investment Options-Lifecycle Funds-The Lifecycle Fund Group Trusts-Conservative and Moderate in the prospectus, and will be subject to the investment policies and limitations described therein.



LIFECYCLE FUND GROUP TRUSTS. The Lifecycle Fund Group Trusts will operate as discussed in Investment Options-The Lifecycle Fund Group Trusts-Conservative and Moderate in the prospectus, and will be subject to the investment policies and limitations described therein.


UNDERLYING STATE STREET FUNDS: COMMON INVESTMENT RESTRICTIONS. In addition to the limitations discussed above under Additional Investment Policies and Techniques and in the prospectus under Investment Options, each Underlying State Street Fund will not:


    (1) Invest in securities for the purpose of obtaining control of management.


    (2) Engage in business of underwriting securities issued by others, except that an Underlying State Street Fund will not be deemed to be an underwriter or to be engaged in underwriting by virtue of having purchased securities subject to legal or contractual restrictions on disposition.


    (3) Make short sales of securities or purchase any securities on margin, except for such short-term credits as are necessary for the clearance of transactions. An Underlying State Street Fund may make initial margin deposits and variation margin payments in connection with transactions in futures contracts or related options.


    (4) Purchase or sell real estate or real estate mortgage loans, except that an Underlying State Street Fund may invest in securities secured by real estate or interests in real estate, or securities issued by companies which invest in real estate or interests in real estate.


    (5) Pledge, mortgage or hypothecate its assets, except to the extent necessary to (a) secure any permitted borrowings, (b) engage in transactions that involve the purchase of securities on a when-issued or forward commitment basis, (c) deposit assets in escrow in connection with writing covered put and call options, and (d) deposit assets as initial or variation margin or collateral in connection with transactions in options, forward contracts, futures contracts (including those relating to indices), and options on futures contracts or indices.


                                     SAI-15
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    (6) Invest 25% or more of the value of its total assets in securities of companies primarily engaged in any one industry (other than the U.S. Government, its agencies and instrumentalities), except to the extent necessary to comply with the industry weightings of a particular index in accordance with such Underlying State Street Fund's investment objective and policies. For purposes of this restriction, the concentration limit may be exceeded as a result of changes in the market value of portfolio securities in which an Underlying State Street Fund invests. This limit, however, may not be exceeded as a result of investments made by an Underlying State Street Fund.


    (7) Purchase or sell commodities or commodity futures contracts, except that an Underlying State Street Fund may enter into futures contracts to the extent provided in such Underlying State Street Fund's Declaration of Trust and as discussed under Additional Investment Policies and Techniques above and under Investment Options in the prospectus.


While State Street is not required to observe the foregoing restrictions (except where otherwise required by law or governmental regulation), it currently does not intend to change any of these restrictions.


HOW WE DETERMINE UNIT VALUE FOR THE FUNDS

     We determine the Unit Value for the Equity Index Fund and each of the Lifecycle Funds at the end of each business day. The Unit Value for each of these Funds is calculated by first determining a gross unit value, which reflects only investment performance, and then adjusting it for Fund expenses to obtain the Fund Unit Value. We determine the gross unit value by multiplying the gross unit value for the preceding business day by the net investment factor for that subsequent business day. We calculate the net investment factor as follows:

    o First, we take the value of the Fund's assets at the close of business on the preceding business day.

    o Next, we add the investment income and capital gains, realized and unrealized, that are credited to the assets of the Fund during the business day for which we are calculating the net investment factor.

    o Then we subtract the capital losses, realized and unrealized, charged to the Fund during that business day.

    o Finally, we divide this amount by the value of the Fund's assets at the close of the preceding business day.


The Fund Unit Value is calculated on every business day by multiplying the Fund Unit Value for the last business day of the previous month by the net change factor for that business day. The net change factor for each business day is equal to (a) minus (b) where:


(a) is the gross unit value for that business day divided by the gross unit value for the last business day of the previous month and;


(b) is the charge to the Fund for that month for the daily accrual of fees and other expenses times the number of days since the end of the preceding month.


HOW WE VALUE THE ASSETS OF THE FUNDS


The Equity Index Fund will invest all of its assets in the SSgA S&P 500 Index Fund. The Equity Index Fund's investments in the SSgA S&P 500 Index Fund will be valued at the underlying mutual fund's net


                                     SAI-16

--------------------------------------------------------------------------------

asset value per share. The asset value of the SSgA S&P 500 Index Fund is computed on a daily basis by the SSgA S&P 500 Index Fund. See the prospectus of the SSgA S&P 500 Index Fund for information on valuation methodology.


The Lifecycle Funds-Conservative and Moderate will invest all of their assets in the Lifecycle Fund Group Trusts-Conservative and Moderate, respectively. The Lifecycle Trusts, in turn, will invest all of their assets in the Underlying State Street Funds. The investments made by each of the Lifecycle Funds in units of the corresponding Lifecycle Fund Group Trust will be valued at the net asset value of the units of such Lifecycle Fund Group Trust.


The units of each of the Lifecycle Fund Group Trusts will be valued each business day as of the close of the regular trading session of the New York Stock Exchange (currently 4 p.m. Eastern time). A business day is any business day on which the New York Stock Exchange is open for business. The net asset value of each unit is computed by dividing the current value of the assets of each Lifecycle Fund Group Trust, less its liabilities, by the number of units outstanding and rounding to the nearest cent.


Investments made by each Lifecycle Fund Group Trust in the Underlying State Street Funds will be valued at the Underlying State Street Fund's net asset value per unit. The units of each Underlying State Street Fund are valued each business day in a manner that is similar to the method used for valuing units of the Lifecycle Fund Group Trusts daily.


The method of valuing the assets of each Underlying State Street Fund is discussed below.


HOW STATE STREET VALUES THE ASSETS OF THE UNDERLYING STATE STREET FUNDS


State Street values the assets of each Underlying State Street Fund, other than the STIF Fund, in the following manner on a daily basis:

    o STOCKS listed on a national securities exchange or traded on the NASDAQ national market system are valued at the last sale price. If on a particular day there is no sale, such securities are valued at the latest available bid price reported on a composite tape. Other unlisted securities reported on the NASDAQ system are valued at inside (highest) quoted bid prices.

    o FOREIGN SECURITIES not traded directly, or in ADR form, in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into dollars at current exchange rates.

    o UNITED STATES TREASURY SECURITIES and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

    o LONG-TERM PUBLICLY TRADED CORPORATE BONDS (i.e., maturing in more than one year) are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where it is deemed appropriate to do so, an over-the-counter or exchange quotation may be used.

    o CONVERTIBLE PREFERRED STOCKS listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.


                                     SAI-17

--------------------------------------------------------------------------------

    o CONVERTIBLE BONDS and UNLISTED CONVERTIBLE PREFERRED STOCKS are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

    o SHORT-TERM DEBT SECURITIES that mature in more than 60 days are valued at representative quoted prices. Short-term debt securities that mature in 60 days or less are valued at amortized cost, which approximates market value.


State Street determines in good faith the fair values of securities and other assets that do not have a readily available market price in accordance with accepted accounting practices and applicable laws and regulations.


Assets of the STIF Fund are valued at amortized cost on a daily basis. Under this method of valuation, securities purchased by the STIF Fund, such as bonds, notes, commercial paper, certificates of deposit, or other evidences of indebtedness, are recorded at original cost and adjusted daily for premium amortization or discount accretion. Use of the amortized cost method results in a value of portfolio securities that approximates the value computed by use of mark-to-market method (i.e., use of market values). Values computed under both methods approach each other the closer a debt obligation comes to maturity. In this regard, the STIF Fund will not hold debt obligations that have a remaining maturity of more than thirteen months. See discussion under Investment Options in the prospectus.


TRANSACTIONS BY THE UNDERLYING STATE STREET FUNDS


This section discusses the procedures followed by the Underlying State Street Funds, with respect to the buying and selling of portfolio securities for these Funds. In connections with such transactions, the Underlying State Street Funds pay brokerage commissions, transfer taxes, and other fees.


Decisions to buy or sell securities for the Underlying State Street Funds are made by State Street in accordance with the investment policies and restrictions of each Underlying State Street Fund. Such decisions are made independently of the decisions made for other entities managed by State Street. There may be occasions, however, when the same investment decision is made for more than one account advised or managed by State Street. In such cases, State Street will allocate such purchases or sales among the affected accounts in as equitable a manner as it deems possible. The principal factors State Street will take into account in making this determination are the relative investment objectives of the affected client accounts, the relative sizes of the same or comparable securities held by or on behalf of such accounts, and the availability at the time of funds in each client account to make the investment.


Portfolio securities held by one State Street client also may be held by one or more of its other clients. When two or more of State Street's clients are engaged in the simultaneous purchase or sale of securities, State Street allocates the amount of each transaction in accordance with the formulae deemed to be equitable as to each client. There may be circumstances, however, when purchases or sales of portfolio securities for one or more of State Street's clients will have an adverse effect on other clients.


In placing portfolio transactions for an Underlying State Street Fund, State Street will seek the best price and most favorable execution available to such Fund. In this regard, State Street will take into account all factors which it considers relevant to making this decision, including the extent of any provision of any


                                     SAI-18

--------------------------------------------------------------------------------

brokerage and research services to such Fund within the meaning of Section 28(e) of the Securities Exchange Act of 1934 ("1934 Act"), viewed in terms of either that particular transaction or the broker's or dealer's overall responsibilities to the Underlying State Street Fund.


State Street periodically will review the brokerage commissions paid by an Underlying State Street Fund to determine whether the commissions paid over a particular period of time were reasonable in relation to the benefits provided to such Fund. It is possible that certain of the services received from a broker or dealer in connection with the execution of transactions will primarily benefit one or more other accounts for which State Street exercises discretion, or an Underlying State Street Fund other than that for which the transaction was executed. Conversely, any given Underlying State Street Fund may be the primary beneficiary of the service received as a result of portfolio transactions effected for such other accounts or Underlying State Street Funds. The investment management fees paid to State Street are not reduced by reason of receipt of such brokerage and research services.


INVESTMENT MANAGEMENT FEE



State Street is the investment adviser to the SSgA S&P 500 Index Fund, the underlying mutual fund in which the Equity Index Fund invests. No investment management fee was paid to State Street in 1999 with respect to the Program's investment in the SSgA S&P 500 Index Fund through the Equity Index Fund.


UNDERWRITER



AXA Advisors, Inc. (formerly EQ Financial Consultants, Inc.), an affiliate of Equitable Life, may be deemed to be the principal underwriter of separate account units under the group annuity contract. AXA Advisors is registered with the SEC as a broker-dealer under the 1934 Act and is a member of the National Association of Securities Dealers, Inc. AXA Advisor's principal business address is 1290 Avenue of the Americas, New York, NY 10104. The offering of the units under the contract is continuous. No underwriting commissions have been paid during any of the last three fiscal years with respect to units of interest under the contract. See Deductions and Charges in the prospectus.



No person currently serves as underwriter for the Lifecycle Fund Group Trusts or the Underlying State Street Funds.


                                     SAI-19

--------------------------------------------------------------------------------

MANAGEMENT: EQUITABLE LIFE


     We are managed by a Board of Directors which is elected by our shareholder(s). Our directors and certain of our executive officers and their principal occupations are as follows. Unless otherwise indicated, the following persons have been involved in the management of Equitable and/or its affiliates in various executive positions during the last five years.





Francoise Colloc'h            Member of the AXA Management Board and Group Executive
                              President, Human Resources, Communication and Synergies of AXA.

Henri de Castries             Chairman of the Board, AXA Financial; Vice Chairman, AXA's
                              Management Board.

Joseph L. Dionne              Retired Chairman and Chief Executive Officer, The McGraw-Hill
                              Companies.

Denis Duverne                 Executive Vice President, International AXA; member, AXA Executive
                              Board.

Jean-Rene Fourtou             Vice Chairman of the Management Board, Aventis; prior thereto,
                              Chairman and Chief Executive Officer, Rhone-Poulenc, S.A.

Norman C. Francis             President, Xavier University of Louisiana.

Donald J. Greene              Of Counsel, LeBoeuf, Lamb, Greene & MacRae, L.L.P.; prior thereto,
                              Partner of the firm.

John T. Hartley               Director and retired Chairman and Chief Executive Officer, Harris
                              Corporation.
John H. F. Haskell, Jr.       Senior Advisor, Warburg, Dillon Read LLC; prior thereto, Managing
                              Director and member of the Board of Directors.

Mary (Nina) Henderson         Corporate Vice President, Core Business Development of Bestfoods
                              (formerly CPC International, Inc.); prior thereto, Vice President and
                              President, Bestfoods Grocery.

W. Edwin Jarmain              President, Jarmain Group Inc.

George T. Lowy                Partner, Cravath, Swaine & Moore.

Didier Pineau-Valencienne     Vice Chairman, Credit Suisse First Boston; Honorary Chairman,
                              Schneider Electric; prior thereto, Chairman and Chief Executive Officer.

George J. Sella, Jr.          Retired Chairman and Chief Executive Officer, American Cyanamid
                              Company.

Peter J. Tobin                Dean, Peter J. Tobin College of Business Administration, St. John's
                              University; prior thereto, Chief Financial Officer, Chase Manhattan
                              Corp.

Dave H. Williams              Chairman, Alliance Capital Management; prior thereto, Chief Executive
                              Officer.


                                     SAI-20

--------------------------------------------------------------------------------



Michael Hegarty        President and Chief Operating Officer of Equitable Life; Senior Vice
                       Chairman and Chief Operating Officer, AXA Financial, Inc.; prior thereto, Vice Chairman, Chase Manhattan Corporation.

Edward D. Miller       Chairman of the Board and Chief Executive Officer, Equitable Life;
                       former Senior Vice Chairman of Chase Manhattan Corporation; prior thereto, President and Senior Vice Chairman of Chemical Bank.

Stanley B. Tulin       Vice Chairman of the Board and Chief Financial Officer of Equitable
                       Life; prior thereto, Senior Executive Vice President of AXA Financial,
                       Inc. and Chairman of the Insurance Consulting and Actuarial Practice of
                       Coopers & Lybrand, L.L.P.

Leon B. Billis         Executive Vice President and Chief Information Officer.

Derry E. Bishop        Executive Vice President and Chief Agency Officer, Equitable Life and
                       AXA Client Solutions; Director and Executive Vice President, AXA
                       Advisors, LLC.

Harvey Blitz           Senior Vice President of Equitable and of AXA Financial, Inc.;
                       Executive Vice President, AXA Advisors, LLC.

Kevin R. Byrne         Senior Vice President and Treasurer, Equitable Life, AXA Financial,
                       Inc., AXA Client Solutions, LLC, Equitable Distributors and Equitable
                       of Colorado.

John A. Caroselli      Executive Vice President; prior thereto, Senior Vice President, Chase
                       Manhattan Corp.

Judy A. Faucett        Senior Vice President and Actuary; prior thereto, Partner and Senior
                       Actuarial Consultant of Coopers & Lybrand L.L.P.

Alvin H. Fenichel      Senior Vice President and Controller, Equitable Life and AXA
                       Financial, Inc.

Paul J. Flora          Senior Vice President and Auditor; Vice President and Auditor, AXA
                       Financial, Inc.

Robert E. Garber       Executive Vice President and Chief Legal Officer; General Counsel,
                       AXA Financial, Inc.

Donald R. Kaplan       Senior Vice President, Chief Compliance Officer and Associate General
                       Counsel.

Michael S. Martin      Executive Vice President and Chief Marketing Officer; Chairman and
                       Chief Executive Officer, AXA Advisors LLC; President, Equitable of
                       Colorado.

Richard J. Matteis     Executive Vice President; prior thereto, Executive Vice President Chase
                       Manhattan Corp.


                                     SAI-21

--------------------------------------------------------------------------------



Peter D. Noris          Executive Vice President and Chief Investment Officer, Equitable Life
                        and AXA Financial, Inc.; Chairman, President and Trustee of EQ
                        ADVISORS TRUST; Executive Vice President of AXA Client Solutions
                        and Equitable of Colorado; Chief Investment Officer of Equitable of
                        Colorado.

Brian S. O'Neil         Executive Vice President of Equitable Life, AXA Financial, Inc. and
                        AXA Client Solutions.

Anthony C. Pasquale     Senior Vice President of Equitable Life and AXA Client Solutions;
                        Chairman and Chief Operating Officer, Casualty.

Pauline Sherman         Senior Vice President, Secretary and Associate General Counsel of
                        Equitable Life, AXA Financial, Inc. and AXA Client Solutions; Senior
                        Vice President and Secretary, Equitable of Colorado.

Richard V. Silver       Senior Vice President and General Counsel, Equitable Life; Senior Vice
                        President and Associate General Counsel, AXA Financial, Inc. and
                        AXA Client Solutions; Vice President and General Counsel, Equitable
                        of Colorado.

Jose S. Suquet          Senior Executive Vice President and Chief Distribution Officer,
                        Equitable Life and AXA Client Solutions; Chairman, EDI.

Gregory G. Wilcox       Executive Vice President, Equitable Life and AXA Financial, Inc.
R. Lee Wilson           Executive Vice President, Equitable Life and AXA Client Solutions.



                                     SAI-22

--------------------------------------------------------------------------------

MANAGEMENT: STATE STREET


State Street is managed by its sole shareholder, State Street Corporation. Its directors and certain of its executive officers and their principal occupations are as follows:





DIRECTOR'S NAME               PRINCIPAL OCCUPATION
---------------------------   ------------------------------------------------------------------
Tenley E. Albright, M.D.      Chairman, Western Resources, Inc.
I. MacAllister Booth          Retired Chairman, President and CEO,
                              Polaroid Corporation
James I. Cash, Jr.            The James E. Robison Professor of Business Administration,
                              Harvard Business School
Truman S. Casner, Esquire     Partner,
                              Ropes & Gray
Nader F. Darehshori           Chairman, President and CEO,
                              Houghton Mifflin Company
Arthur L. Goldstein           Chairman and CEO,
                              Ionics, Incorporated
David P. Gruber               Retired Chairman and CEO,
                              Wyman-Gordon Company
Charles F. Kaye*              Chairman,
                              Transportation Investments, Inc.
John M. Kucharski             Retired Chairman and CEO,
                              EG&G, Inc.
Charles R. LaMantia           Retired Chairman and CEO,
                              Arthur D. Little, Inc.
David B. Perini               Retired Chairman,
                              Perini Corporation
Dennis J. Picard              Chairman Emeritus,
                              Raytheon Company
Alfred Poe                    Chairman and CEO, Menu Direct Corporation
Bernard W. Reznicek           President, Premier Group; National Director -- Utility Marketing,
                              Central States Indemnity Company of Omaha
Richard P. Sergel             President and CEO,
                              New England Electric System
Diana Chapman Walsh           President, Wellesley College
Robert E. Weissman            Chairman and CEO, IMS Health Incorporated

----------
* Retired from State Street Corporation Board, April 1999.


                                     SAI-23

--------------------------------------------------------------------------------



OFFICER-DIRECTOR'S NAME    PRINCIPAL OCCUPATION
------------------------   -------------------------------------------------------
Marshall N. Carter         Chairman and CEO, State Street Corporation
David A. Spina             President and Chief Operating Officer
                           State Street Bank Corporation
William S. Edgerly         Chairman Emeritus, State Street Corporation, 1976-1992




OTHER OFFICERS NAMES     PRINCIPAL OCCUPATION*
----------------------   ---------------------------------------------
Maureen S. Bateman       Executive Vice President and General Counsel
Joseph W. Chow           Executive Vice President
Susan Comeau             Executive Vice President
John A. Fiore            Executive Vice President and CIO
Timothy B. Harbert       Executive Vice President
Ronald E. Logue          Vice Chairman
Nicholas A. Lopardo      Vice Chairman
Ronald O'Kelley          Executive Vice President, CFO and Treasurer,
Albert E. Peterson       Executive Vice President
Stanley W. Shelton       Executive Vice President
John R. Towers           Executive Vice President


----------
* All positions are with State Street Bank and Trust Company.

                                     SAI-24

--------------------------------------------------------------------------------

                              FINANCIAL STATEMENTS

The financial statements of Equitable Life included in this Statement of Additional Information should be considered only as bearing upon the ability of Equitable Life to meet its obligations under the group annuity contract. They should not be considered as bearing upon the investment experience of the Separate Account Nos. 195, 197 and 198 or the Underlying Funds. The financial statements of Separate Account Nos. 195, 197 and 198 reflect applicable fees, charges and other expenses under the Program as in effect during the periods covered.




SEPARATE ACCOUNT NOS. 195, 197 AND 198:
    Report of Independent Accountants .................................................... SAI-28
Separate Account No. 195 (Equity Index Fund):
    Statement of Assets and Liabilities, December 31, 1999 ............................... SAI-29
    Statement of Operations for Year Ended December 31, 1999 ............................. SAI-30
    Statements of Changes in Net Assets for the Years Ended December 31, 1999 and 1998 ... SAI-31
Separate Account No. 197 (Lifecycle Fund -- Conservative):
    Statement of Assets and Liabilities, December 31, 1999 ............................... SAI-32
    Statement of Operations for Year Ended December 31, 1999 ............................. SAI-33
    Statement of Changes in Net Assets for the Year Ended December 31, 1999 and 1998 ..... SAI-34
Separate Account No. 198 (Lifecycle Fund -- Moderate):
    Statement of Assets and Liabilities, December 31, 1999 ............................... SAI-35
    Statement of Operations for Year Ended December 31, 1999 ............................. SAI-36
    Statement of Changes in Net Assets for the Year Ended December 31, 1999 and 1998 ..... SAI-37
Separate Account Nos. 195, 197 and 198:
    Notes to Financial Statements ........................................................ SAI-38

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
    Report of Independent Accountants .................................................... SAI-39
    Consolidated Balance Sheets, December 31, 1999 and 1998 .............................. SAI-40
    Consolidated Statements of Earnings for the Year Ended December 31, 1999, 1998 and     SAI-41
      1997
    Consolidated Statements of Shareholders' Equity and Comprehensive Income for the Years
      Ended December 31, 1999, 1998 and 1997.............................................. SAI-42
    Consolidated Statements of Cash Flows for the Years Ended December 31, 1999, 1998 and  SAI-43
      1997
    Notes to Consolidated Financial Statements ........................................... SAI-44


The financial statements for each of the Underlying Funds reflect charges for operating expenses, but do not include any investment management, Program or other charges imposed against the respective assets of the Lifecycle Funds and Lifecycle Fund Group Trusts. The financial statements of the Underlying Funds do, however, indirectly reflect any investment management fees and other charges paid by the entities in which the Underlying Fund invest.



STATE STREET BANK AND TRUST COMPANY --
LIFECYCLE FUND GROUP TRUST -- CONSERVATIVE
    Report of Independent Accountants .................................................... SAI-79
Lifecycle Fund Group Trust -- Conservative:
    Statement of Assets and Liabilities, December 31, 1999 ............................... SAI-80
    Statement of Operations for Year Ended December 31, 1999 ............................. SAI-81
    Statement of Changes in Net Assets for the Year Ended December 31, 1999 and December   SAI-82
      31, 1998
    Selected Per Unit Data ............................................................... SAI-83
    Notes to Financial Statements ........................................................ SAI-84

STATE STREET BANK AND TRUST COMPANY --
LIFECYCLE FUND GROUP TRUST -- MODERATE
    Report of Independent Accountants -- ................................................. SAI-87
Lifecycle Fund Group Trust -- Moderate:
    Statement of Assets and Liabilities, December 31, 1999 ............................... SAI-88
    Statement of Operations for the Year Ended December 31, 1999 ......................... SAI-89
    Statement of Changes in Net Assets for the Year Ended December 31, 1999 and December   SAI-90
      31, 1998
    Selected Per Unit Data ............................................................... SAI-91
    Notes to Financial Statements ........................................................ SAI-92


                                     SAI-25

--------------------------------------------------------------------------------



STATE STREET BANK AND TRUST COMPANY -- UNDERLYING FUNDS
    FLAGSHIP FUND
    Report of Independent Accountants -- ................................................. SAI-95
S&P 500 Flagship Fund and S&P 500 Index Fund with Futures:
    Combined Statement of Assets and Liabilities, December 31, 1999 ...................... SAI-96
    Combined Statement of Operations for the Year Ended December 31, 1999 ................ SAI-97
    Combined Statement of Changes in Net Assets for the Year Ended December 31, 1999 and   SAI-98
      1998
    S&P 500 Index Fund with Futures Selected Per Unit Data ............................... SAI-99
    S&P 500 Flagship Fund Selected Per Unit Data ......................................... SAI-100
    Combined Schedule of Investments, December 31, 1999 .................................. SAI-101
    Notes to Combined Financial Statements ............................................... SAI-115
RUSSELL 2000 FUND
    Report of Independent Accountants -- ................................................. SAI-119
Russell 2000 Fund and Russell 2000 Non-Lending Fund:
    Combined Statement of Asset and Liabilities, December 31, 1999 ....................... SAI-120
    Combined Statement of Operations for the Year Ended December 31, 1999 ................ SAI-121
    Combined Statement of Changes in Net Assets for the Years Ended December 31, 1999 and  SAI-122
      1998
    Selected Per Unit Data ............................................................... SAI-123
    Combined Schedule of Investments ..................................................... SAI-125
    Notes to Combined Financial Statements ............................................... SAI-163


The financial statements for the Russell 2000 Fund reflect direct investments made by this Fund in shares of companies included in the Russell 2000 Index. Beginning February 1, 1995, this Fund has invested in units of Russell 2000 Value and Growth Funds, which in turn invest in shares of companies included in the Russell 2000 Index. Beginning June 17, 1996, the Fund began making direct investment again.



DAILY EAFE FUND
    Report of Independent Accountants -- ................................................. SAI-167
Daily EAFE Securities Lending Fund and Daily EAFE Non-Lending:
    Combined Statement of Assets and Liabilities, December 31, 1999 ...................... SAI-168
    Combined Statement of Operations for the Year Ended December 31, 1999 ................ SAI-169
    Combined Statement of Changes in Net Assets for the Year Ended December 31, 1999 and   SAI-170
      1998
    Selected Per Unit Data ............................................................... SAI-171
    Combined Schedule of Investments, December 31, 1999 .................................. SAI-172
    Notes to Combined Financial Statements ............................................... SAI-175
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND
    Report of Independent Accountants .................................................... SAI-179
Daily MSCI Europe Index Securities Lending Fund and Daily
MSCI Europe Index Fund:
    Combined Statement of Assets and Liabilities, December 31, 1999 ...................... SAI-180
    Combined Statement of Operations for the Year Ended December 31, 1999 ................ SAI-181
    Combined Statement of Changes in Net Assets .......................................... SAI-182
    Daily MSCI Europe Index Securities Lending Fund Selected Per Unit Data ............... SAI-183
    Daily MSCI Europe Index Fund Selected Per Unit Data .................................. SAI-184
    Combined Schedule of Investments ..................................................... SAI-185
    Notes to Combined Financial Statements ............................................... SAI-203
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND
    Report of Independent Accounts ....................................................... SAI-206
Daily MSCI Japan Index Securities Lending Fund and Daily
MSCI Japan Index Fund
    Combined Statement of Assets and Liabilities, December 31, 1999 ...................... SAI-207
    Combined Statement of Operations for the Year Ended December 31, 1999 ................ SAI-208


                                     SAI-26

--------------------------------------------------------------------------------



    Combined Statement of Changes in Net Assets for the Years Ended December 31, 1999 and  SAI-209
      1998
    Daily MSCI Japan Index Securities Lending Fund Selected Per Unit Data ................ SAI-210
    Daily MSCI Japan Index Fund Selected Per Unit Data for the Years Ended December 31,    SAI-211
      1999 and 1998
    Combined Schedule of Investments ..................................................... SAI-212
    Notes to Combined Financial Statements ............................................... SAI-221
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND
    Report of Independent Accountants .................................................... SAI-224
Daily MSCI Pacific Basin ex-Japan Index Securities Lending Fund
Daily MSCI Pacific Basin ex-Japan Index Fund
    Combined Statement of Assets and Liabilities, December 31, 1999 ...................... SAI-225
    Combined Statement of Operations for the year Ended December 31, 1999 ................ SAI-226
    Combined Statement of Changes in Net Assets .......................................... SAI-227
    Daily MSCI Pacific Basin ex-Japan Index Securities Lending Fund Selected Per Unit      SAI-228
      Data
    Daily MSCI Pacific Basin ex-Japan Index Selected Per Unit Data ....................... SAI-229
    Combined Schedule of Investments ..................................................... SAI-230
    Notes to Financial Statements ........................................................ SAI-235
GC BOND FUND
    Report of Independent Accountants -- ................................................. SAI-238
Daily Government/Corporate Fund:
    Statement of Assets and Liabilities, December 31, 1999 ............................... SAI-239
    Statement of Operations for the Year Ended December 31, 1999 ......................... SAI-240
    Statement of Changes in Net Assets for the Years Ended December 31, 1999 and 1998 .... SAI-241
    Selected Per Unit Data ............................................................... SAI-242
    Schedule of Investments, December 31, 1999 ........................................... SAI-243
    Notes to Financial Statements ........................................................ SAI-252
STIF FUND
    Report of Independent Accountants -- ................................................. SAI-256
Short-Term Investment Fund:
    Statement of Assets and Liabilities, December 31, 1999 ............................... SAI-257
    Statement of Operations for the Year Ended December 31, 1999 ......................... SAI-258
    Statement of Changes in Net Assets for the Year Ended December 31, 1999 and 1998 ..... SAI-259
    Selected Per Unit Data ............................................................... SAI-260
    Schedule of Investments, December 31, 1999 ........................................... SAI-261
    Notes to Financial Statements ........................................................ SAI-267


                                     SAI-27

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors of
The Equitable Life Assurance Society of the United States and the Contractowners of Separate Account Nos. 195, 197 and 198 of the Equitable Life Assurance Society of the United States



In our opinion, the accompanying statements of assets and liabilities, and the related statements of operations and changes in net assets and the selected per unit data (included under Condensed Financial Information in the prospectus of the American Dental Association Members Retirement Program) present fairly, in all material respects, the financial position of Separate Account Nos. 195 (The Equity Index Fund), 197 (The Lifecycle Fund-Conservative) and 198 (The Lifecycle Fund-Moderate) of The Equitable Life Assurance Society of the United States ("Equitable Life") at December 31, 1999, the results of each of their operations for the year then ended, changes in each of their net assets for the two years then ended, and the selected per unit data for the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and the selected per unit data (hereafter referred to as "financial statements") are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of shares owned in the underlying mutual funds with the transfer agents at December 31, 1999, provide a reasonable basis for the opinion expressed above.




PricewaterhouseCoopers LLP
New York, New York
February 1, 2000

                                     SAI-28

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 195
(THE EQUITY INDEX FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statement of Assets and Liabilities
December 31, 1999

----------------------------------------------------------------------------------------------------------
ASSETS:
Investments in 8,014,091 shares of The SSgA S&P 500 Index Fund -- at value (cost:             $204,565,530
------------------------------------------------------------------------------------------    ------------
  $173,323,962) (Note 2)
------------------------------------------------------------------------------------------
LIABILITIES:
Accrued expenses .........................................................................         189,336
-------------------------------------------------------------------------------------------   ------------
NET ASSETS ...............................................................................    $204,376,194
===========================================================================================   ============

See Notes to Financial Statements.

                                     SAI-29

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 195
(THE EQUITY INDEX FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statement of Operations
Year Ended December 31, 1999

----------------------------------------------------------------------------------------
INVESTMENT INCOME (NOTE 2):
Dividends from The SSgA S&P 500 Index Fund ............................     $  2,745,929
------------------------------------------------------------------------    ------------
EXPENSES (NOTE 3):
Accrued expenses ......................................................       (1,410,531)
Operating expenses ....................................................         (205,893)
------------------------------------------------------------------------    ------------
Total expenses ........................................................       (1,616,424)
------------------------------------------------------------------------    ------------
Net investment income .................................................        1,129,505
------------------------------------------------------------------------    ------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Realized gain from share transactions .................................        9,010,089
Realized gain distribution from The SSgA S&P 500 Index Fund ...........        5,240,487
Change in unrealized appreciation/depreciation of investments .........       17,690,654
------------------------------------------------------------------------    ------------
Net Realized and Unrealized Gain on Investments .......................       31,941,230
------------------------------------------------------------------------    ------------
NET INCREASE IN NET ASSETS ATTRIBUTABLE TO OPERATIONS .................     $ 33,070,735
========================================================================    ============

See Notes to Financial Statements.

                                     SAI-30

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 195
(THE EQUITY INDEX FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statements of Changes in Net Assets

-----------------------------------------------------------------------------------------------------------------
                                                                                    YEAR ENDED DECEMBER 31,
                                                                                    1999               1998
                                                                              ----------------   ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment income .....................................................    $   1,129,505      $     792,833
Net realized gain on investments ..........................................       14,250,576         19,159,197
Change in unrealized appreciation/depreciation of investments .............       17,690,654          4,685,166
----------------------------------------------------------------------------   -------------      -------------
Net increase in net assets attributable to operations .....................       33,070,735         24,637,196
----------------------------------------------------------------------------   -------------      -------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions .............................................................      118,408,828         92,337,489
Withdrawals ...............................................................      (77,428,296)       (64,460,022)
----------------------------------------------------------------------------   -------------      -------------
Net increase in net assets attributable to contributions and withdrawals ..       40,980,532         27,877,467
----------------------------------------------------------------------------   -------------      -------------
INCREASE IN NET ASSETS ....................................................       74,051,267         52,514,663
NET ASSETS -- BEGINNING OF YEAR ...........................................      130,324,927         77,810,264
----------------------------------------------------------------------------   -------------      -------------
NET ASSETS -- END OF YEAR .................................................    $ 204,376,194      $ 130,324,927
============================================================================   =============      =============

See Notes to Financial Statements.

                                     SAI-31

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 197
(THE LIFECYCLE FUND -- CONSERVATIVE)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statement of Assets and Liabilities
December 31, 1999

---------------------------------------------------------------------------------------------------------
ASSETS:
Investments in 842,999 shares of The Lifecycle Fund Group Trust Conservative -- at value
 (cost: $11,836,299) (Note 2) ............................................................    $12,797,086
-------------------------------------------------------------------------------------------   -----------
LIABILITIES:
Accrued expenses .........................................................................         53,647
-------------------------------------------------------------------------------------------   -----------
NET ASSETS ...............................................................................    $12,743,439
===========================================================================================   ===========

See Notes to Financial Statements.

                                     SAI-32

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 197
(THE LIFECYCLE FUND -- CONSERVATIVE)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statement of Operations
Year Ended December 31, 1999

-------------------------------------------------------------------------------------
INVESTMENT INCOME (NOTE 2):
Dividends from The Lifecycle Fund Group Trust -- Conservative .........    $       --
------------------------------------------------------------------------   ----------
EXPENSES (NOTE 3):
Asset and investment management fees ..................................      (108,084)
Operating expenses ....................................................       (59,269)
------------------------------------------------------------------------   ----------
Total expenses ........................................................      (167,353)
------------------------------------------------------------------------   ----------
Net investment loss ...................................................      (167,353)
------------------------------------------------------------------------   ----------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Realized gain from share transactions .................................       651,553
Change in unrealized appreciation/depreciation of investments .........       163,228
------------------------------------------------------------------------   ----------
Net Realized and Unrealized Gain on Investments .......................       814,781
------------------------------------------------------------------------   ----------
NET INCREASE IN NET ASSETS ATTRIBUTABLE TO OPERATIONS .................    $  647,428
========================================================================   ==========

See Notes to Financial Statements.

                                     SAI-33

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 197
(THE LIFECYCLE FUND -- CONSERVATIVE)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statements of Changes in Net Assets

--------------------------------------------------------------------------------------------------------------------------
                                                                                              YEAR ENDED DECEMBER 31,
                                                                                               1999              1998
                                                                                         ---------------   ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment loss ..................................................................    $   (167,353)     $   (138,799)
Net realized gain on investments .....................................................         651,553           915,776
Change in unrealized appreciation/depreciation of investments ........................         163,228           283,341
---------------------------------------------------------------------------------------   ------------      ------------
Net increase in net assets attributable to operations ................................         647,428         1,060,318
---------------------------------------------------------------------------------------   ------------      ------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ........................................................................       8,067,257        13,680,884
Withdrawals ..........................................................................      (9,461,925)       (8,477,279)
---------------------------------------------------------------------------------------   ------------      ------------
Net increase (decrease) in net assets attributable to contributions and withdrawals ..      (1,394,668)        5,203,605
---------------------------------------------------------------------------------------   ------------      ------------
INCREASE (DECREASE) IN NET ASSETS ....................................................        (747,240)        6,263,923
NET ASSETS -- BEGINNING OF YEAR ......................................................      13,490,679         7,226,756
---------------------------------------------------------------------------------------   ------------      ------------
NET ASSETS -- END OF YEAR ............................................................    $ 12,743,439      $ 13,490,679
=======================================================================================   ============      ============

See Notes to Financial Statements.

                                     SAI-34

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 198
(THE LIFECYCLE FUND -- MODERATE)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statement of Assets and Liabilities
December 31, 1999

----------------------------------------------------------------------------------------------------------
ASSETS:
Investments in 6,929,332 shares of The Lifecycle Fund Group Trust Moderate -- at value
 (cost: $91,640,857) (Note 2) ............................................................    $132,765,667
-------------------------------------------------------------------------------------------   ------------
LIABILITIES:
Accrued expenses .........................................................................         373,906
-------------------------------------------------------------------------------------------   ------------
NET ASSETS ...............................................................................    $132,391,761
===========================================================================================   ============

See Notes to Financial Statements.

                                     SAI-35

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 198
(THE LIFECYCLE FUND -- MODERATE)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statement of Operations
Year Ended December 31, 1999

---------------------------------------------------------------------------------------
INVESTMENT INCOME (NOTE 2):
Dividends from The Lifecycle Fund Group Trust -- Moderate .............    $         --
------------------------------------------------------------------------   ------------
EXPENSES (NOTE 3):
Asset and investment management fees ..................................      (1,027,111)
Operating expenses ....................................................        (213,587)
------------------------------------------------------------------------   ------------
Total expenses ........................................................      (1,240,698)
------------------------------------------------------------------------   ------------
Net investment loss ...................................................      (1,240,698)
------------------------------------------------------------------------   ------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Realized gain from share transactions .................................       8,703,187
Change in unrealized appreciation/depreciation of investments .........       7,388,385
------------------------------------------------------------------------   ------------
Net Realized and Unrealized Gain on Investments .......................      16,091,572
------------------------------------------------------------------------   ------------
NET INCREASE IN NET ASSETS ATTRIBUTABLE TO OPERATIONS .................    $ 14,850,874
========================================================================   ============

See Notes to Financial Statements.

                                     SAI-36

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 198
(THE LIFECYCLE FUND -- MODERATE)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statements of Changes in Net Assets

------------------------------------------------------------------------------------------------------------------------------
                                                                                                YEAR ENDED DECEMBER 31,
                                                                                                1999                1998
                                                                                         -----------------   -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment loss ..................................................................     $  (1,240,698)      $  (1,136,827)
Net realized gain on investments .....................................................         8,703,187           6,306,841
Change in unrealized appreciation/depreciation of investments ........................         7,388,385          10,843,586
---------------------------------------------------------------------------------------    -------------       -------------
Net increase in net assets attributable to operations ................................        14,850,874          16,013,600
---------------------------------------------------------------------------------------    -------------       -------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ........................................................................        23,916,597          31,146,560
Withdrawals ..........................................................................       (31,573,571)        (30,260,348)
---------------------------------------------------------------------------------------    -------------       -------------
Net increase (decrease) in net assets attributable to contributions and withdrawals ..        (7,656,974)            886,212
---------------------------------------------------------------------------------------    -------------       -------------
INCREASE IN NET ASSETS ...............................................................         7,193,900          16,899,812
NET ASSETS -- BEGINNING OF YEAR ......................................................       125,197,861         108,298,049
---------------------------------------------------------------------------------------    -------------       -------------
NET ASSETS -- END OF YEAR ............................................................     $ 132,391,761       $ 125,197,861
=======================================================================================    =============       =============

See Notes to Financial Statements.

                                     SAI-37

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NOS. 195, 197 AND 198
of the Equitable Life Assurance Society of the United States

Notes to Financial Statements

1. Separate Account Nos. 195 (the Equity Index Fund), 197 (the Lifecycle Fund -- Conservative) and 198 (the Lifecycle Fund -- Moderate) (the Funds) of the Equitable Life Assurance Society of the United States (Equitable Life), a wholly-owned subsidiary of AXA Financial, Inc., were established in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the applicable contracts, the net assets in the Funds are not chargeable with liabilities arising out of any other business of Equitable Life.

   Separate Account No. 195 was established as of the opening of business on February 1, 1994 and Separate Account Nos. 197 and 198 were established as of the opening of business on May 1, 1995 to solely fund the American Dental Association Members Retirement Trust and the American Dental Association Members Pooled Trust for Retirement Plans (Trusts) sponsored by the American Dental Association (ADA).

   Equitable Life is the investment manager for the Funds.

   The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America
   (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Separate Account No. 195 invests its assets in shares of the SSgA S&P 500 Index Fund, a portfolio of the SSgA Funds, which is registered under the Investment Company Act of 1940 as an open-end management investment company. The investment manager of the SSgA S&P 500 Index Fund is State Street Bank and Trust Company (State Street).

   Separate Account Nos. 197 and 198 invest their assets in shares of the Lifecycle Fund Group Trusts -- Conservative and Moderate, respectively. The Lifecycle Funds Group Trusts are collective investment funds maintained by State Street. Each Lifecycle Fund Group is organized as a common law trust under Massachusetts Law, and, because of exclusionary provisions, are not subject to regulation under the Investment Company Act of 1940. State Street serves as the trustee and investment manager to each of these Group Trusts.

2. Realized gains and losses on investments include gains and losses on redemptions of the underlying fund's shares (determined on the identified cost basis) and capital gain distributions from the underlying funds. Dividends and realized gain distributions from underlying funds are recorded on the ex-date.

   Investments in the SSgA S&P 500 Index Fund, the Lifecycle Funds -- Conservative's and Moderate's investments in the Lifecycle Fund Group Trusts -- Conservative and Moderate are valued at the underlying mutual fund's or trust's net asset value per share.

3. Charges and fees relating to the Funds are deducted in accordance with the terms of the contracts issued by Equitable Life to the Trusts. With respect to the American Dental Association Members Retirement Program, these expenses consist of program expense charges, direct expenses and record maintenance and report fees. These charges and fees are paid to Equitable Life by the Funds and are recorded as expenses in the accompanying Statement of Operations.

4. No federal income tax based on net income or realized and unrealized capital gains was applicable to contracts participating in the Funds, by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by Equitable Life will affect such contracts. Accordingly, no federal income tax provision is required.


                                     SAI-38

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholder of The Equitable Life Assurance Society of the United States

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholder's equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of The Equitable Life Assurance Society of the United States and its subsidiaries ("Equitable Life") at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




PricewaterhouseCoopers LLP
New York, New York
February 1, 2000

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998

                                                                                    1999                 1998
                                                                               -------------        --------------
                                                                                          (IN MILLIONS)

ASSETS
Investments:
  Fixed maturities:
    Available for sale, at estimated fair value.............................   $    18,599.7        $    18,993.7
    Held to maturity, at amortized cost.....................................           133.2                125.0
  Mortgage loans on real estate.............................................         3,270.0              2,809.9
  Equity real estate........................................................         1,160.2              1,676.9
  Policy loans..............................................................         2,257.3              2,086.7
  Other equity investments..................................................           671.2                713.3
  Investment in and loans to affiliates.....................................         1,201.8                928.5
  Other invested assets.....................................................           911.6                808.2
                                                                               -------------        -------------
      Total investments.....................................................        28,205.0             28,142.2
Cash and cash equivalents...................................................           628.0              1,245.5
Deferred policy acquisition costs...........................................         4,033.0              3,563.8
Other assets................................................................         3,868.3              3,054.6
Closed Block assets.........................................................         8,607.3              8,632.4
Separate Accounts assets....................................................        54,453.9             43,302.3
                                                                               -------------        -------------

TOTAL ASSETS................................................................   $    99,795.5        $    87,940.8
                                                                               =============        =============

LIABILITIES
Policyholders' account balances.............................................   $    21,351.4        $    20,857.5
Future policy benefits and other policyholders' liabilities.................         4,777.6              4,726.4
Short-term and long-term debt...............................................         1,407.9              1,181.7
Other liabilities...........................................................         3,133.6              3,474.3
Closed Block liabilities....................................................         9,025.0              9,077.0
Separate Accounts liabilities...............................................        54,332.5             43,211.3
                                                                               -------------        -------------
      Total liabilities.....................................................        94,028.0             82,528.2
                                                                               -------------        -------------

Commitments and contingencies (Notes 11, 13, 14, 15 and 16)

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value 2.0 million shares authorized, issued
  and outstanding...........................................................             2.5                  2.5
Capital in excess of par value..............................................         3,557.2              3,110.2
Retained earnings...........................................................         2,600.7              1,944.1
Accumulated other comprehensive (loss) income...............................          (392.9)               355.8
                                                                               -------------        -------------
      Total shareholder's equity............................................         5,767.5              5,412.6
                                                                               -------------        -------------

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY..................................   $    99,795.5        $    87,940.8
                                                                               =============        =============









                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                       CONSOLIDATED STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                      1999               1998               1997
                                                                 ------------       -------------      -------------
                                                                                    (IN MILLIONS)

REVENUES
Universal life and investment-type product policy fee
  income......................................................   $    1,257.5       $     1,056.2      $       950.6
Premiums......................................................          558.2               588.1              601.5
Net investment income.........................................        2,240.9             2,228.1            2,282.8
Investment (losses) gains, net................................          (96.9)              100.2              (45.2)
Commissions, fees and other income............................        2,177.9             1,503.0            1,227.2
Contribution from the Closed Block............................           86.4                87.1              102.5
                                                                 ------------       -------------      -------------

      Total revenues..........................................        6,224.0             5,562.7            5,119.4
                                                                 ------------       -------------      -------------

BENEFITS AND OTHER DEDUCTIONS
Interest credited to policyholders' account balances..........        1,078.2             1,153.0            1,266.2
Policyholders' benefits.......................................        1,038.6             1,024.7              978.6
Other operating costs and expenses............................        2,797.3             2,201.2            2,203.9
                                                                 ------------       -------------      -------------

      Total benefits and other deductions.....................        4,914.1             4,378.9            4,448.7
                                                                 ------------       -------------      -------------

Earnings from continuing operations before Federal
  income taxes and minority interest..........................        1,309.9             1,183.8              670.7
Federal income taxes..........................................          332.0               353.1               91.5
Minority interest in net income of consolidated subsidiaries..          199.4               125.2               54.8
                                                                 ------------       -------------      -------------
Earnings from continuing operations...........................          778.5               705.5              524.4
Discontinued operations, net of Federal income taxes..........           28.1                 2.7              (87.2)
                                                                 ------------       -------------      -------------
Net Earnings..................................................   $      806.6       $       708.2      $       437.2
                                                                 ============       =============      =============







                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY AND COMPREHENSIVE INCOME
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                      1999               1998               1997
                                                                 ------------       -------------      -------------
                                                                                    (IN MILLIONS)

Common stock, at par value, beginning and end of year.........   $        2.5       $         2.5      $         2.5
                                                                 ------------       -------------      -------------

Capital in excess of par value, beginning of year.............        3,110.2             3,105.8            3,105.8
Additional capital in excess of par value.....................          447.0                 4.4                -
                                                                 ------------       -------------      -------------
Capital in excess of par value, end of year...................        3,557.2             3,110.2            3,105.8
                                                                 ------------       -------------      -------------

Retained earnings, beginning of year..........................        1,944.1             1,235.9              798.7
Net earnings..................................................          806.6               708.2              437.2
Dividend paid to the Holding Company..........................         (150.0)                -                  -
                                                                 ------------       -------------      -------------
Retained earnings, end of year................................        2,600.7             1,944.1            1,235.9
                                                                 ------------       -------------      -------------

Accumulated other comprehensive income,
  beginning of year...........................................          355.8               516.3              177.0
Other comprehensive (loss) income.............................         (748.7)             (160.5)             339.3
                                                                 ------------       -------------      -------------
Accumulated other comprehensive (loss) income, end of year....         (392.9)              355.8              516.3
                                                                 ------------       -------------      -------------

TOTAL SHAREHOLDER'S EQUITY, END OF YEAR.......................   $    5,767.5       $     5,412.6      $     4,860.5
                                                                 ============       =============      ============

COMPREHENSIVE INCOME
Net earnings..................................................   $      806.6       $       708.2      $       437.2
                                                                 ------------       -------------      -------------
Change in unrealized (losses) gains, net of reclassification
  adjustment..................................................         (776.9)             (149.5)             343.7
Minimum pension liability adjustment..........................           28.2               (11.0)              (4.4)
                                                                 ------------       -------------      -------------
Other comprehensive (loss) income.............................         (748.7)             (160.5)             339.3
                                                                 ------------       -------------      -------------
COMPREHENSIVE INCOME..........................................   $       57.9       $       547.7      $       776.5
                                                                 ============       =============      ============




                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                      1999               1998               1997
                                                                 ------------       -------------      -------------
                                                                                    (IN MILLIONS)

Net earnings..................................................   $      806.6       $       708.2      $       437.2
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
  Interest credited to policyholders' account balances........        1,078.2             1,153.0            1,266.2
  Universal life and investment-type product
    policy fee income.........................................       (1,257.5)           (1,056.2)            (950.6)
  Investment losses (gains)...................................           96.9              (100.2)              45.2
  Change in Federal income tax payable........................          157.4               123.1              (74.4)
  Change in property and equipment............................         (256.3)              (81.8)              (9.6)
  Change in deferred acquisition costs........................         (260.7)             (314.0)            (220.7)
  Other, net..................................................         (168.8)               70.9              399.7
                                                                 ------------       -------------      -------------

Net cash provided by operating activities.....................          195.8               503.0              893.0
                                                                 ------------       -------------      -------------

Cash flows from investing activities:
  Maturities and repayments...................................        2,019.0             2,289.0            2,702.9
  Sales.......................................................        7,572.9            16,972.1           10,385.9
  Purchases...................................................      (10,737.3)          (18,578.5)         (13,205.4)
  (Increase) decrease in short-term investments...............         (178.3)              102.4             (555.0)
  Decrease in loans to discontinued operations................            -                 660.0              420.1
  Sale of subsidiaries........................................            -                   -                261.0
  Other, net..................................................         (134.8)             (341.8)            (612.6)
                                                                 ------------       -------------      -------------

Net cash (used) provided by investing activities..............       (1,458.5)            1,103.2             (603.1)
                                                                 ------------       -------------      -------------

Cash flows from financing activities: Policyholders'
  account balances:
    Deposits..................................................        2,366.2             1,508.1            1,281.7
    Withdrawals...............................................       (1,765.8)           (1,724.6)          (1,886.8)
  Net increase (decrease) in short-term financings............          378.2              (243.5)             419.9
  Repayments of long-term debt................................          (41.3)              (24.5)            (196.4)
  Payment of obligation to fund accumulated deficit of
    discontinued operations...................................            -                 (87.2)             (83.9)
  Dividend paid to the Holding Company........................         (150.0)                -                  -
  Other, net..................................................         (142.1)              (89.5)             (62.7)
                                                                 ------------       -------------      -------------

Net cash provided (used) by financing activities..............          645.2              (661.2)            (528.2)
                                                                 ------------       -------------      -------------

Change in cash and cash equivalents...........................         (617.5)              945.0             (238.3)
Cash and cash equivalents, beginning of year..................        1,245.5               300.5              538.8
                                                                 ------------       -------------      -------------

Cash and Cash Equivalents, End of Year........................   $      628.0       $     1,245.5      $       300.5
                                                                 ============       =============      =============

Supplemental cash flow information
  Interest Paid...............................................   $       92.2       $       130.7      $       217.1
                                                                 ============       =============      =============
  Income Taxes Paid...........................................   $      116.5       $       254.3      $       170.0
                                                                 ============       =============      =============




                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1)   ORGANIZATION

     The Equitable Life Assurance Society of the United States ("Equitable Life") is an indirect, wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company," and collectively with its consolidated subsidiaries, "AXA Financial"). Equitable Life's insurance business is conducted principally by Equitable Life and its wholly owned life insurance subsidiaries, Equitable of Colorado ("EOC"), and, prior to December 31, 1996, Equitable Variable Life Insurance Company ("EVLICO"). Effective January 1, 1997, EVLICO was merged into Equitable Life. Equitable Life's investment management business, which comprises the Investment Services segment, is conducted principally by Alliance Capital Management L.P. ("Alliance"), and Donaldson, Lufkin & Jenrette, Inc. ("DLJ"), an investment banking and brokerage affiliate. AXA, a French holding company for an international group of insurance and related financial services companies, is the Holding Company's largest shareholder, owning approximately 58.0% at December 31, 1999 (53.0% if all securities convertible into, and options on, common stock were to be converted or exercised).

     On September 20, 1999, as part of AXA Financial's "branding" strategic initiative, EQ Financial Consultants, Inc., a broker-dealer subsidiary of Equitable Life, was merged into a new company, AXA Advisors, LLC ("AXA Advisors"). Also, on September 21, 1999, AXA Advisors was transferred by Equitable Life to AXA Distribution Holding Corporation ("AXA Distribution"), a wholly owned indirect subsidiary of the Holding Company, for $15.3 million. The excess of the sales price over AXA Advisors' book value has been recorded in Equitable Life's books as a capital contribution. Equitable Life will continue to develop and market the "Equitable" brand of life and annuity products, while AXA Distribution and its subsidiaries begin to assume responsibility for providing financial advisory services, product distribution and customer relationship management.

     The Insurance segment offers a variety of traditional, variable and interest-sensitive life insurance products, disability income, annuity products, mutual fund and other investment products to individuals and small groups. It also administers traditional participating group annuity contracts with conversion features, generally for corporate qualified pension plans, and association plans which provide full service retirement programs for individuals affiliated with professional and trade associations. This segment includes Separate Accounts for individual insurance and annuity products.

     The Investment Services segment includes Alliance and the results of DLJ which are accounted for on an equity basis. In 1999, Alliance reorganized into Alliance Capital Management Holding L.P. ("Alliance Holding") and Alliance (the "Reorganization"). Alliance Holding's principal asset is its interest in Alliance and it functions as a holding entity through which holders of its publicly traded units own an indirect interest in the operating partnership. The Company exchanged substantially all of its Alliance Holding units for units in Alliance ("Alliance Units"). As a result of the reorganization, the Company was the beneficial owner of approximately 2% of Alliance Holding and 56% of Alliance. Alliance provides diversified investment fund management services to a variety of institutional clients, including pension funds, endowments, and foreign financial institutions, as well as to individual investors, principally through a broad line of mutual funds. This segment includes institutional Separate Accounts which provide various investment options for large group pension clients, primarily deferred benefit contribution plans, through pooled or single group accounts. At December 31, 1999, Equitable Life has a 31.7% ownership interest in DLJ. DLJ's businesses include securities underwriting, sales and trading, merchant banking, financial advisory services, investment research, venture capital, correspondent brokerage services, online interactive brokerage services and asset management. DLJ serves institutional, corporate, governmental and individual clients both domestically and internationally. Through June 10, 1997, this segment also includes Equitable Real Estate Investment Management Inc. ("EREIM") which was sold. EREIM provided real estate investment management services, property management services, mortgage servicing and loan asset management, and agricultural investment management.

2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation and Principles of Consolidation
     -----------------------------------------------------

     The accompanying consolidated financial statements are prepared in conformity with generally accepted accounting principles ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The accompanying consolidated financial statements include the accounts of Equitable Life and certain of its subsidiaries engaged in insurance related business (collectively, the "Insurance Group"); other subsidiaries, principally Alliance and through June 10, 1997, EREIM (see Note 5); and those partnerships and joint ventures in which Equitable Life or its subsidiaries has control and a majority economic interest (collectively, including its consolidated subsidiaries, the "Company"). The Company's investment in DLJ is reported on the equity basis of accounting. Closed Block assets, liabilities and results of operations are presented in the consolidated financial statements as single line items (see Note 7). Unless specifically stated, all other footnote disclosures contained herein exclude the Closed Block related amounts.

     All significant intercompany transactions and balances except those with the Closed Block, DLJ and discontinued operations (see Note 8) have been eliminated in consolidation. The years "1999," "1998" and "1997" refer to the years ended December 31, 1999, 1998 and 1997, respectively. Certain reclassifications have been made in the amounts presented for prior periods to conform these periods with the 1999 presentation.

     Closed Block
     ------------

     On July 22, 1992, Equitable Life established the Closed Block for the benefit of certain individual participating policies which were in force on that date. The assets allocated to the Closed Block, together with anticipated revenues from policies included in the Closed Block, were reasonably expected to be sufficient to support such business, including provision for payment of claims, certain expenses and taxes, and for continuation of dividend scales payable in 1991, assuming the experience underlying such scales continues.

     Assets allocated to the Closed Block inure solely to the benefit of the Closed Block policyholders and will not revert to the benefit of the Holding Company. No reallocation, transfer, borrowing or lending of assets can be made between the Closed Block and other portions of Equitable Life's General Account, any of its Separate Accounts or any affiliate of Equitable Life without the approval of the New York Superintendent of Insurance (the "Superintendent"). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account. The excess of Closed Block liabilities over Closed Block assets represents the expected future post-tax contribution from the Closed Block which would be recognized in income over the period the policies and contracts in the Closed Block remain in force.

     Discontinued Operations
     -----------------------

     Discontinued operations at December 31, 1999, principally consists of the Group Non-Participating Wind-Up Annuities ("Wind-Up Annuities"), for which a premium deficiency reserve has been established. Management reviews the adequacy of the allowance each quarter and believes the allowance for future losses at December 31, 1999 is adequate to provide for all future losses; however, the quarterly allowance review continues to involve numerous estimates and subjective judgments regarding the expected performance of Discontinued Operations Investment Assets. There can be no assurance the losses provided for will not differ from the losses ultimately realized. To the extent actual results or future projections of the discontinued operations differ from management's current best estimates and assumptions underlying the allowance for future losses, the difference would be reflected in the consolidated statements of earnings in discontinued operations. In particular, to the extent income, sales proceeds and holding periods for equity real estate differ from management's previous assumptions, periodic adjustments to the allowance are likely to result (see Note 8).

     Accounting Changes
     ------------------

     In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which requires capitalization of external and certain internal costs incurred to obtain or develop internal-use computer software during the application development stage. The Company applied the provisions of SOP 98-1 prospectively effective January 1, 1998. The adoption of SOP 98-1 did not have a material impact on the Company's consolidated financial statements. Capitalized internal-use software is amortized on a straight-line basis over the estimated useful life of the software.

     New Accounting Pronouncements
     -----------------------------

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. It requires all derivatives to be recognized on the balance sheet at fair value. The accounting for changes in the fair value of a derivative depends on its intended use. Derivatives not used in hedging activities must be adjusted to fair value through earnings. Changes in the fair value of derivatives used in hedging activities will, depending on the nature of the hedge, either be offset in earnings against the change in fair value of the hedged item attributable to the risk being hedged or recognized in other comprehensive income until the hedged item affects earnings. For all hedging activities, the ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," which defers the effective date of SFAS No. 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company expects to adopt SFAS No. 133 effective January 1, 2001. Adjustments resulting from initial adoption of the new requirements will be reported in a manner similar to the cumulative effect of a change in accounting principle and will be reflected in net income or accumulated other comprehensive income based upon existing hedging relationships, if any. Management currently is assessing the impact of adoption. However, Alliance's adoption of the new requirements is not expected to have a significant impact on the Company's consolidated balance sheet or statement of earnings. Also, since most of DLJ's derivatives are carried at fair values, the Company's consolidated earnings and financial position are not expected to be significantly affected by DLJ's adoption of the new requirements.

     Valuation of Investments
     ------------------------

     Fixed maturities identified as available for sale are reported at estimated fair value. Fixed maturities, which the Company has both the ability and the intent to hold to maturity, are stated principally at amortized cost. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary.

     Valuation allowances are netted against the asset categories to which they apply.

     Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or the collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the measurement method used is collateral value.

     Real estate, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses), net. Valuation allowances on real estate held for sale are computed using the lower of depreciated cost or current estimated fair value, net of disposition costs. Depreciation is discontinued on real estate held for sale.

     Policy loans are stated at unpaid principal balances.

     Partnerships and joint venture interests in which the Company does not have control or a majority economic interest are reported on the equity basis of accounting and are included either with equity real estate or other equity investments, as appropriate.

     Equity securities, comprised of common stock classified as both trading and available for sale securities, are carried at estimated fair value and are included in other equity investments.

     Short-term investments are stated at amortized cost which approximates fair value and are included with other invested assets.

     Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

     All securities are recorded in the consolidated financial statements on a trade date basis.

     Net Investment Income, Investment Gains, Net and Unrealized Investment
     ----------------------------------------------------------------------
     Gains (Losses)
     --------------

     Net investment income and realized investment gains (losses) (collectively, "investment results") related to certain participating group annuity contracts which are passed through to the contractholders are reflected as interest credited to policyholders' account balances.

     Realized investment gains (losses) are determined by specific identification and are presented as a component of revenue. Changes in valuation allowances are included in investment gains (losses).

     Unrealized gains (losses) on publicly-traded common equity securities classified as trading securities are reflected in net investment income. Unrealized investment gains (losses) on fixed maturities and equity securities available for sale held by the Company are accounted for as a separate component of accumulated comprehensive income, net of related deferred Federal income taxes, amounts attributable to discontinued operations, participating group annuity contracts and deferred policy acquisition costs ("DAC") related to universal life and investment-type products and participating traditional life contracts.

     Recognition of Insurance Income and Related Expenses
     ----------------------------------------------------

     Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

     Premiums from participating and non-participating traditional life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

     For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as income when due with any excess profit deferred and recognized in income in a constant relationship to insurance in force or, for annuities, the amount of expected future benefit payments.

     Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

     Deferred Policy Acquisition Costs
     ---------------------------------

     The costs of acquiring new business, principally commissions, underwriting, agency and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

     For universal life products and investment-type products, DAC is amortized over the expected total life of the contract group (periods ranging from 25 to 35 years and 5 to 17 years, respectively) as a constant percentage of estimated gross profits arising principally from investment results, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of DAC of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated other comprehensive income in consolidated shareholder's equity as of the balance sheet date.

     As part of its asset/liability management process, in second quarter 1999, management initiated a review of the matching of invested assets to Insurance product lines given their different liability characteristics and liquidity requirements. As a result of this review, management reallocated the current and prospective interests of the various product lines in the invested assets. These asset reallocations and the related changes in investment yields by product line, in turn, triggered a review of and revisions to the estimated future gross profits used to determine the amortization of DAC for universal life and investment-type products. The revisions to estimated future gross profits resulted in an after-tax writedown of DAC of $85.6 million (net of a Federal income tax benefit of $46.1 million).

     For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group (40 years) as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield. At December 31, 1999, the expected investment yield, excluding policy loans, generally ranged from 7.75% grading to 7.5% over a 20 year period. Estimated gross margin includes anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. The effect on the amortization of DAC of revisions to estimated gross margins is reflected in earnings in the period such estimated gross margins are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholder's equity as of the balance sheet date.

     For non-participating traditional life DAC is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy.

     Policyholders' Account Balances and Future Policy Benefits
     ----------------------------------------------------------

     Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represents an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

     For participating traditional life policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Terminal dividends are accrued in proportion to gross margins over the life of the contract.

     For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience which, together with interest and expense assumptions, includes a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.25% to 11.5% for life insurance liabilities and from 2.25% to 8.35% for annuity liabilities.

     Individual health benefit liabilities for active lives are estimated using the net level premium method and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. While management believes its disability income ("DI") reserves have been calculated on a reasonable basis and are adequate, there can be no assurance reserves will be sufficient to provide for future liabilities.

     Claim reserves and associated liabilities for individual DI and major medical policies were $948.4 million and $951.7 million at December 31, 1999 and 1998, respectively. Incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual DI and major medical are summarized as follows:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)

     Incurred benefits related to current year..........  $       150.7       $      140.1       $      132.3
     Incurred benefits related to prior years...........           64.7               84.2               60.0
                                                          -------------       ------------       ------------
     Total Incurred Benefits............................  $       215.4       $      224.3       $      192.3
                                                          =============       ============       ============

     Benefits paid related to current year..............  $        28.9       $       17.0       $       28.8
     Benefits paid related to prior years...............          189.8              155.4              146.2
                                                          -------------       ------------       ------------
     Total Benefits Paid................................  $       218.7       $      172.4       $      175.0
                                                          =============       ============       ============

     Policyholders' Dividends
     ------------------------

     The amount of policyholders' dividends to be paid (including those on policies included in the Closed Block) is determined annually by Equitable Life's board of directors. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by Equitable Life.

     At December 31, 1999, participating policies, including those in the Closed Block, represent approximately 23.0% ($47.0 billion) of directly written life insurance in force, net of amounts ceded.

     Federal Income Taxes
     --------------------

     The Company files a consolidated Federal income tax return with the Holding Company and its consolidated subsidiaries. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

     Separate Accounts
     -----------------

     Separate Accounts are established in conformity with the New York State Insurance Law and generally are not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent the value of such assets exceeds Separate Accounts liabilities.

     Assets and liabilities of the Separate Accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, and for which the Insurance Group does not bear the investment risk, are shown as separate captions in the consolidated balance sheets. The Insurance Group bears the investment risk on assets held in one Separate Account; therefore, such assets are carried on the same basis as similar assets held in the General Account portfolio. Assets held in the other Separate Accounts are carried at quoted market values or, where quoted values are not available, at estimated fair values as determined by the Insurance Group.

     The investment results of Separate Accounts on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities. For 1999, 1998 and 1997, investment results of such Separate Accounts were $6,045.5 million, $4,591.0 million and $3,411.1 million, respectively.

     Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all Separate Accounts are included in revenues.

     Employee Stock Option Plan
     --------------------------

     The Company accounts for stock option plans sponsored by the Holding Company, DLJ and Alliance in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. In accordance with the opinion, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the option strike price at the grant date. See Note 22 for the pro forma disclosures for the Holding Company, DLJ and Alliance required by SFAS No. 123, "Accounting for Stock-Based Compensation".

3)   INVESTMENTS

     The following tables provide additional information relating to fixed maturities and equity securities:

                                                                     GROSS               GROSS
                                                AMORTIZED          UNREALIZED         UNREALIZED          ESTIMATED
                                                   COST              GAINS              LOSSES            FAIR VALUE
                                              -------------      -------------       ------------       -------------
                                                                           (IN MILLIONS)
     DECEMBER 31, 1999
     -----------------
     Fixed Maturities:
       Available for Sale:
         Corporate..........................  $    14,866.8      $       139.5       $      787.0       $    14,219.3
         Mortgage-backed....................        2,554.5                2.3               87.8             2,469.0
         U.S. Treasury, government and
           agency securities................        1,194.1               18.9               23.4             1,189.6
         States and political subdivisions..          110.0                1.4                4.9               106.5
         Foreign governments................          361.8               16.2               14.8               363.2
         Redeemable preferred stock.........          286.4                1.7               36.0               252.1
                                              -------------      -------------       ------------       -------------
     Total Available for Sale...............  $    19,373.6      $       180.0       $      953.9       $    18,599.7
                                              =============      =============       ============       =============

       Held to Maturity:  Corporate.........  $       133.2      $         -         $        -         $       133.2
                                              =============      =============       ============       =============

     Equity Securities:
       Common stock available for sale......           25.5                1.5               17.8                 9.2
       Common stock trading securities......            7.2                9.1                2.2                14.1
                                              -------------      -------------       ------------       -------------
     Total Equity Securities................  $        32.7      $        10.6       $       20.0       $        23.3
                                              =============      =============       ============       =============

     December 31, 1998
     -----------------
     Fixed Maturities:
       Available for Sale:
         Corporate..........................  $    14,520.8      $       793.6       $      379.6       $    14,934.8
         Mortgage-backed....................        1,807.9               23.3                 .9             1,830.3
         U.S. Treasury, government and
           agency securities................        1,464.1              107.6                 .7             1,571.0
         States and political subdivisions..           55.0                9.9                -                  64.9
         Foreign governments................          363.3               20.9               30.0               354.2
         Redeemable preferred stock.........          242.7                7.0               11.2               238.5
                                              -------------      -------------       ------------       -------------
     Total Available for Sale...............  $    18,453.8      $       962.3       $      422.4       $    18,993.7
                                              =============      =============       ============       =============

       Held to Maturity:  Corporate.........  $       125.0      $         -         $        -         $       125.0
                                              =============      =============       ============       =============

     Equity Securities:
       Common stock available for sale......  $        58.3      $       114.9       $       22.5       $       150.7
                                              =============      =============       ============       =============

     For publicly traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, the Company determines an estimated fair value using a discounted cash flow approach, including provisions for credit risk, generally based on the assumption such securities will be held to maturity. Estimated fair values for equity securities, substantially all of which do not have a readily ascertainable market value, have been determined by the Company. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 1999 and 1998, securities without a readily ascertainable market value having an amortized cost of $3,322.2 million and $3,539.9 million, respectively, had estimated fair values of $3,177.7 million and $3,748.5 million, respectively.

     The contractual maturity of bonds at December 31, 1999 is shown below:

                                                                                     AVAILABLE FOR SALE
                                                                              -------------------------------
                                                                                AMORTIZED          ESTIMATED
                                                                                  COST             FAIR VALUE
                                                                              ------------       ------------
                                                                                        (IN MILLIONS)

     Due in one year or less................................................  $      479.1       $      477.8
     Due in years two through five..........................................       2,991.8            2,921.2
     Due in years six through ten...........................................       7,197.9            6,813.0
     Due after ten years....................................................       5,864.0            5,666.5
     Mortgage-backed securities.............................................       2,554.4            2,469.1
                                                                              ------------       ------------
     Total..................................................................  $   19,087.2       $   18,347.6
                                                                              ============       ============

     Corporate bonds held to maturity with an amortized cost and estimated fair value of $133.2 million are due in one year or less.

     Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

     The Insurance Group's fixed maturity investment portfolio includes corporate high yield securities consisting of public high yield bonds, redeemable preferred stocks and directly negotiated debt in leveraged buyout transactions. The Insurance Group seeks to minimize the higher than normal credit risks associated with such securities by monitoring concentrations in any single issuer or a particular industry group. Certain of these corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa or National Association of Insurance Commissioners ("NAIC") designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 1999, approximately 14.9% of the $18,344.3 million aggregate amortized cost of bonds held by the Company was considered to be other than investment grade.

     In addition, the Insurance Group is an equity investor in limited partnership interests which primarily invest in securities considered to be other than investment grade. The carrying values at December 31, 1999 and 1998 were $647.9 million and $562.6 million, respectively.

     Investment valuation allowances and changes thereto are shown below:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)

     Balances, beginning of year........................  $       230.6       $      384.5       $      137.1
     Additions charged to income........................           68.2               86.2              334.6
     Deductions for writedowns and
       asset dispositions...............................         (150.2)            (240.1)             (87.2)
                                                          -------------       ------------       ------------
     Balances, End of Year..............................  $       148.6       $      230.6       $      384.5
                                                          =============       ============       ============

     Balances, end of year comprise:
       Mortgage loans on real estate....................  $        27.5       $       34.3       $       55.8
       Equity real estate...............................          121.1              196.3              328.7
                                                          -------------       ------------       ------------
     Total..............................................  $       148.6       $      230.6       $      384.5
                                                          =============       ============       ============

     At December 31, 1999, the carrying value of fixed maturities which are non-income producing for the twelve months preceding the consolidated balance sheet date was $152.1 million.

     The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to $106.0 million and $115.1 million at December 31, 1999 and 1998, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $9.5 million, $10.3 million and $17.2 million in 1999, 1998 and 1997, respectively. Gross interest income on these loans included in net investment income aggregated $8.2 million, $8.3 million and $12.7 million in 1999, 1998 and 1997, respectively.

     Impaired mortgage loans along with the related provision for losses were as follows:

                                                                                      DECEMBER 31,
                                                                          -----------------------------------
                                                                                1999                 1998
                                                                          --------------       --------------
                                                                                      (IN MILLIONS)

     Impaired mortgage loans with provision for losses..................  $        142.4       $        125.4
     Impaired mortgage loans without provision for losses...............             2.2                  8.6
                                                                          --------------       --------------
     Recorded investment in impaired mortgage loans.....................           144.6                134.0
     Provision for losses...............................................           (23.0)               (29.0)
                                                                          --------------       --------------
     Net Impaired Mortgage Loans........................................  $        121.6       $        105.0
                                                                          ==============       ==============

     Impaired mortgage loans without provision for losses are loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

     During 1999, 1998 and 1997, respectively, the Company's average recorded investment in impaired mortgage loans was $141.7 million, $161.3 million and $246.9 million. Interest income recognized on these impaired mortgage loans totaled $12.0 million, $12.3 million and $15.2 million ($0.0 million, $.9 million and $2.3 million recognized on a cash basis) for 1999, 1998 and 1997, respectively.

     The Insurance Group's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 1999 and 1998, the carrying value of equity real estate held for sale amounted to $382.2 million and $836.2 million, respectively. For 1999, 1998 and 1997, respectively, real estate of $20.5 million, $7.1 million and $152.0 million was acquired in satisfaction of debt. At December 31, 1999 and 1998, the Company owned $443.9 million and $552.3 million, respectively, of real estate acquired in satisfaction of debt.

     Depreciation of real estate held for production of income is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years. Accumulated depreciation on real estate was $251.6 million and $374.8 million at December 31, 1999 and 1998, respectively. Depreciation expense on real estate totaled $21.8 million, $30.5 million and $74.9 million for 1999, 1998 and 1997, respectively.

4)   JOINT VENTURES AND PARTNERSHIPS

     Summarized combined financial information for real estate joint ventures (25 individual ventures at both December 31, 1999 and 1998) and for limited partnership interests accounted for under the equity method, in which the Company has an investment of $10.0 million or greater and an equity interest of 10% or greater, follows:

                                                                                         DECEMBER 31,
                                                                               --------------------------------
                                                                                   1999                1998
                                                                               -------------      -------------
                                                                                         (IN MILLIONS)
      BALANCE SHEETS
      Investments in real estate, at depreciated cost........................  $       861.1      $       913.7
      Investments in securities, generally at estimated fair value...........          678.4              636.9
      Cash and cash equivalents..............................................           68.4               85.9
      Other assets...........................................................          239.3              279.8
                                                                               -------------      -------------
      Total Assets...........................................................  $     1,847.2      $     1,916.3
                                                                               =============      =============

      Borrowed funds - third party...........................................  $       354.2      $       367.1
      Borrowed funds - AXA Financial.........................................           28.9               30.1
      Other liabilities......................................................          313.9              197.2
                                                                               -------------      -------------
      Total liabilities......................................................          697.0              594.4
                                                                               -------------      -------------

      Partners' capital......................................................        1,150.2            1,321.9
                                                                               -------------      -------------
      Total Liabilities and Partners' Capital................................  $     1,847.2      $     1,916.3
                                                                               =============      =============

      Equity in partners' capital included above.............................  $       316.5      $       365.6
      Equity in limited partnership interests not included above and other...          524.1              390.1
                                                                               -------------      -------------
      Carrying Value.........................................................  $       840.6      $       755.7
                                                                               =============      =============

                                                                1999               1998                1997
                                                           -------------       ------------       ------------
                                                                               (IN MILLIONS)
      STATEMENTS OF EARNINGS
      Revenues of real estate joint ventures.............  $       180.5       $      246.1       $      310.5
      Revenues of other limited partnership interests....          455.1              128.9              506.3
      Interest expense - third party.....................          (39.8)             (33.3)             (91.8)
      Interest expense - AXA Financial...................           (2.5)              (2.6)              (7.2)
      Other expenses.....................................         (139.0)            (197.0)            (263.6)
                                                           -------------       ------------       ------------
      Net Earnings.......................................  $       454.3       $      142.1       $      454.2
                                                           =============       ============       ============

      Equity in net earnings included above..............  $        10.5       $       44.4       $       76.7
      Equity in net earnings of limited partnership
        interests not included above.....................           76.0               37.9               69.5
      Other..............................................            -                  -                  (.9)
                                                           -------------       ------------       ------------
      Total Equity in Net Earnings.......................  $        86.5       $       82.3       $      145.3
                                                           =============       ============       ============

5)   NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)

     The sources of net investment income follows:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)

     Fixed maturities...................................  $     1,499.8       $    1,489.0       $    1,459.4
     Mortgage loans on real estate......................          253.4              235.4              260.8
     Equity real estate.................................          250.2              356.1              390.4
     Other equity investments...........................          165.1               83.8              156.9
     Policy loans.......................................          143.8              144.9              177.0
     Other investment income............................          161.3              185.7              181.7
                                                          -------------       ------------       ------------

       Gross investment income..........................        2,473.6            2,494.9            2,626.2

       Investment expenses..............................         (232.7)            (266.8)            (343.4)
                                                          -------------       ------------       ------------

     Net Investment Income..............................  $     2,240.9       $    2,228.1       $    2,282.8
                                                          =============       ============       ============

     Investment (losses) gains, net, including changes in the valuation allowances, follow:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)

     Fixed maturities...................................  $      (290.9)      $      (24.3)      $       88.1
     Mortgage loans on real estate......................           (3.3)             (10.9)             (11.2)
     Equity real estate.................................           (2.4)              74.5             (391.3)
     Other equity investments...........................           88.1               29.9               14.1
     Sale of subsidiaries...............................            -                 (2.6)             252.1
     Issuance and sales of Alliance Units...............            5.5               19.8                -
     Issuance and sales of DLJ common stock.............          106.0               18.2                3.0
     Other..............................................             .1               (4.4)               -
                                                          -------------       ------------       ------------
     Investment (Losses) Gains, Net.....................  $       (96.9)      $      100.2       $      (45.2)
                                                          =============       ============       ============

     Writedowns of fixed maturities amounted to $223.2 million, $101.6 million and $11.7 million for 1999, 1998 and 1997, respectively, and writedowns of equity real estate amounted to $136.4 million for 1997. In fourth quarter 1997, the Company reclassified $1,095.4 million depreciated cost of equity real estate from real estate held for the production of income to real estate held for sale. Additions to valuation allowances of $227.6 million were recorded upon these transfers. Additionally, in fourth quarter 1997, $132.3 million of writedowns on real estate held for production of income were recorded.

     For 1999, 1998 and 1997, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $7,138.6 million, $15,961.0 million and $9,789.7 million. Gross gains of $74.7 million, $149.3 million and $166.0 million and gross losses of $214.3 million, $95.1 million and $108.8 million, respectively, were realized on these sales. The change in unrealized investment (losses) gains related to fixed maturities classified as available for sale for 1999, 1998 and 1997 amounted to $(1,313.8) million, $(331.7) million and $513.4 million, respectively.

     On January 1, 1999, investments in publicly-traded common equity securities in the General Account portfolio within other equity investments amounting to $102.3 million were transferred from available for sale securities to trading securities. As a result of this transfer, unrealized investment gains of $83.3 million ($43.2 million net of related DAC and Federal income taxes) were recognized as realized investment gains in the consolidated statements of earnings. Net unrealized holding gains of $7.0 million were included in net investment income in the consolidated statements of earnings for 1999. These trading securities had a carrying value of $14.1 million and costs of $7.2 million at December 31, 1999.

     During 1999, DLJ completed its offering of a new class of its Common Stock to track the financial performance of DLJdirect, its online brokerage business. As a result of this offering, the Company recorded a non-cash pre-tax realized gain of $95.8 million.

     For 1999, 1998 and 1997, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances amounted to $131.5 million, $136.9 million and $137.5 million, respectively.

     In 1997, Equitable Life sold EREIM (other than its interest in Column Financial, Inc.) ("ERE") to Lend Lease Corporation Limited ("Lend Lease"), for $400.0 million and recognized an investment gain of $162.4 million, net of Federal income tax of $87.4 million. Equitable Life entered into long-term advisory agreements whereby ERE continues to provide substantially the same services to Equitable Life's General Account and Separate Accounts, for substantially the same fees, as provided prior to the sale. Through June 10, 1997, the businesses sold reported combined revenues of $91.6 million and combined net earnings of $10.7 million.

     On June 30, 1997, Alliance reduced the recorded value of goodwill and contracts associated with Alliance's 1996 acquisition of Cursitor Holdings L.P. and Cursitor Holdings Limited (collectively, "Cursitor") by $120.9 million since Cursitor's business fundamentals no longer supported the carrying value of its investment. The Company's earnings from continuing operations for 1997 included a charge of $59.5 million, net of a Federal income tax benefit of $10.0 million and minority interest of $51.4 million. The remaining balance of intangible assets is being amortized over its estimated useful life of 20 years.

     Net unrealized investment gains (losses), included in the consolidated balance sheets as a component of accumulated comprehensive income and the changes for the corresponding years, follow:

                                                                1999               1998                1997
                                                           -------------       ------------       ------------
                                                                               (IN MILLIONS)

      Balance, beginning of year.........................  $       384.1       $      533.6       $      189.9
      Changes in unrealized investment (losses) gains....       (1,486.6)            (242.4)             543.3
      Changes in unrealized investment losses
        (gains) attributable to:
          Participating group annuity contracts..........           24.7               (5.7)              53.2
          DAC............................................          208.6               13.2              (89.0)
          Deferred Federal income taxes..................          476.4               85.4             (163.8)
                                                           -------------       ------------       ------------
      Balance, End of Year...............................  $      (392.8)      $      384.1       $      533.6
                                                           =============       ============       ============

      Balance, end of year comprises:
        Unrealized investment (losses) gains on:
          Fixed maturities...............................  $      (773.9)      $      539.9       $      871.2
          Other equity investments.......................          (16.3)              92.4               33.7
          Other, principally Closed Block................           46.8              111.1               80.9
                                                           -------------       ------------       ------------
            Total........................................         (743.4)             743.4              985.8
        Amounts of unrealized investment gains
          attributable to:
            Participating group annuity contracts........            -                (24.7)             (19.0)
            DAC..........................................           80.8             (127.8)            (141.0)
            Deferred Federal income taxes................          269.8             (206.8)            (292.2)
                                                           -------------       ------------       ------------
      Total..............................................  $      (392.8)      $      384.1       $      533.6
                                                           =============       ============       ============

     Changes in unrealized gains (losses) reflect changes in fair value of only those fixed maturities and equity securities classified as available for sale and do not reflect any changes in fair value of policyholders' account balances and future policy benefits.

6)   ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

     Accumulated other comprehensive income (loss) represents cumulative gains and losses on items that are not reflected in earnings. The balances for the past three years follow:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)

     Unrealized (losses) gains on investments...........  $      (392.8)      $      384.1       $      533.6
     Minimum pension liability..........................            (.1)             (28.3)             (17.3)
                                                          -------------       ------------       ------------
     Total Accumulated Other
       Comprehensive (Loss) Income......................  $      (392.9)      $      355.8       $      516.3
                                                          =============       ============       ============

     The components of other comprehensive income (loss) for the past three years follow:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)
     Net unrealized (losses) gains on investment
       securities:
       Net unrealized (losses) gains arising during
         the period.....................................  $    (1,682.3)      $     (186.1)      $      564.0
       Adjustment to reclassify losses (gains)
         included in net earnings during the period.....          195.7              (56.3)             (20.7)
                                                          -------------       ------------       ------------
     Net unrealized (losses) gains on investment
         securities.....................................       (1,486.6)            (242.4)             543.3
     Adjustments for policyholder liabilities,
         DAC and deferred Federal income taxes..........          709.7               92.9             (199.6)
                                                          -------------       ------------       ------------

     Change in unrealized losses (gains), net of
         adjustments....................................         (776.9)            (149.5)             343.7
     Change in minimum pension liability................           28.2              (11.0)              (4.4)
                                                          -------------       ------------       ------------
     Total Other Comprehensive (Loss) Income............  $      (748.7)      $     (160.5)      $      339.3
                                                          =============       ============       ============

7)   CLOSED BLOCK

     Summarized financial information for the Closed Block follows:

                                                                                       DECEMBER 31,
                                                                            ---------------------------------
                                                                                 1999                 1998
                                                                            ------------         ------------
                                                                                      (IN MILLIONS)
                                                                                                 <C
     BALANCE SHEETS
     Fixed Maturities:
       Available for sale, at estimated fair value (amortized cost,
         $4,144.8 and $4,149.0)...........................................  $    4,014.0         $    4,373.2
     Mortgage loans on real estate........................................       1,704.2              1,633.4
     Policy loans.........................................................       1,593.9              1,641.2
     Cash and other invested assets.......................................         194.4                 86.5
     DAC..................................................................         895.5                676.5
     Other assets.........................................................         205.3                221.6
                                                                            ------------         ------------
     Total Assets.........................................................  $    8,607.3         $    8,632.4
                                                                            ============         ============

     Future policy benefits and policyholders' account balances...........  $    9,011.7         $    9,013.1
     Other liabilities....................................................          13.3                 63.9
                                                                            ------------         ------------
     Total Liabilities....................................................  $    9,025.0         $    9,077.0
                                                                            ============         ============



                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)
     STATEMENTS OF EARNINGS
     Premiums and other revenue.........................  $       619.1       $      661.7       $      687.1
     Investment income (net of investment
       expenses of $15.8, $15.5 and $27.0)..............          574.2              569.7              574.9
     Investment (losses) gains, net.....................          (11.3)                .5              (42.4)
                                                          -------------       ------------       ------------
           Total revenues...............................        1,182.0            1,231.9            1,219.6
                                                          -------------       ------------       ------------

     Policyholders' benefits and dividends..............        1,024.7            1,082.0            1,066.7
     Other operating costs and expenses.................           70.9               62.8               50.4
                                                          -------------       ------------       ------------
           Total benefits and other deductions..........        1,095.6            1,144.8            1,117.1
                                                          -------------       ------------       ------------

     Contribution from the Closed Block.................  $        86.4       $       87.1       $      102.5
                                                          =============       ============       ============

     Impaired mortgage loans along with the related provision for losses follows:

                                                                                        DECEMBER 31,
                                                                              --------------------------------
                                                                                  1999                1998
                                                                              -------------      -------------
                                                                                        (IN MILLIONS)
     Impaired mortgage loans with provision for losses......................  $        26.8      $        55.5
     Impaired mortgage loans without provision for losses...................            4.5                7.6
                                                                              -------------      -------------
     Recorded investment in impaired mortgages..............................           31.3               63.1
     Provision for losses...................................................           (4.1)             (10.1)
                                                                              -------------      -------------
     Net Impaired Mortgage Loans............................................  $        27.2      $        53.0
                                                                              =============      =============

     During 1999, 1998 and 1997, the Closed Block's average recorded investment in impaired mortgage loans was $37.0 million, $85.5 million and $110.2 million, respectively. Interest income recognized on these impaired mortgage loans totaled $3.3 million, $4.7 million and $9.4 million ($.3 million, $1.5 million and $4.1 million recognized on a cash basis) for 1999, 1998 and 1997, respectively.

     Valuation allowances amounted to $4.6 million and $11.1 million on mortgage loans on real estate and $24.7 million and $15.4 million on equity real estate at December 31, 1999 and 1998, respectively. Writedowns of fixed maturities amounted to $3.5 million for 1997. Writedowns of equity real estate amounted to $28.8 million for 1997.

     In fourth quarter 1997, $72.9 million depreciated cost of equity real estate held for production of income was reclassified to equity real estate held for sale. Additions to valuation allowances of $15.4 million were recorded upon these transfers. Also in fourth quarter 1997, $28.8 million of writedowns on real estate held for production of income were recorded.

     Many expenses related to Closed Block operations are charged to operations outside of the Closed Block; accordingly, the contribution from the Closed Block does not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

8)   DISCONTINUED OPERATIONS

     Summarized financial information for discontinued operations follows:

                                                                                       DECEMBER 31,
                                                                            ---------------------------------
                                                                                 1999                 1998
                                                                            ------------         ------------
                                                                                       (IN MILLIONS)
     BALANCE SHEETS
     Mortgage loans on real estate........................................  $      454.6         $      553.9
     Equity real estate...................................................         426.6                611.0
     Other equity investments.............................................          55.8                115.1
     Other invested assets................................................          87.1                 24.9
                                                                            ------------         ------------
       Total investments..................................................       1,024.1              1,304.9
     Cash and cash equivalents............................................         164.5                 34.7
     Other assets.........................................................         213.0                219.0
                                                                            ------------         ------------
     Total Assets.........................................................  $    1,401.6         $    1,558.6
                                                                            ============         ============

     Policyholders' liabilities...........................................  $      993.3         $    1,021.7
     Allowance for future losses..........................................         242.2                305.1
     Other liabilities....................................................         166.1                231.8
                                                                            ------------         ------------
     Total Liabilities....................................................  $    1,401.6         $    1,558.6
                                                                            ============         ============

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)
     STATEMENTS OF EARNINGS
     Investment income (net of investment
       expenses of $49.3, $63.3 and $97.3)..............  $        98.7       $      160.4       $      188.6
     Investment (losses) gains, net.....................          (13.4)              35.7             (173.7)
     Policy fees, premiums and other income.............             .2               (4.3)                .2
                                                          -------------       ------------       ------------
     Total revenues.....................................           85.5              191.8               15.1

     Benefits and other deductions......................          104.8              141.5              169.5
     (Losses charged) earnings credited to allowance
       for future losses................................          (19.3)              50.3             (154.4)
                                                          -------------       ------------       ------------
     Pre-tax loss from operations.......................            -                  -                  -
     Pre-tax earnings from releasing (loss from
       strengthening) the allowance for future
       losses...........................................           43.3                4.2             (134.1)
     Federal income tax (expense) benefit...............          (15.2)              (1.5)              46.9
                                                          -------------       ------------       ------------
     Earnings (Loss) from Discontinued Operations.......  $        28.1       $        2.7       $      (87.2)
                                                          =============       ============       ============

     The Company's quarterly process for evaluating the allowance for future losses applies the current period's results of the discontinued operations against the allowance, re-estimates future losses and adjusts the allowance, if appropriate. Additionally, as part of the Company's annual planning process which takes place in the fourth quarter of each year, investment and benefit cash flow projections are prepared. These updated assumptions and estimates resulted in a release of allowance in 1999 and 1998 and strengthening of allowance in 1997.

     In fourth quarter 1997, $329.9 million depreciated cost of equity real estate was reclassified from equity real estate held for production of income to real estate held for sale. Additions to valuation allowances of $79.8 million were recognized upon these transfers. Also in fourth quarter 1997, $92.5 million of writedowns on real estate held for production of income were recognized.

     Benefits and other deductions includes $26.6 million and $53.3 million of interest expense related to amounts borrowed from continuing operations in 1998 and 1997, respectively.

     Valuation allowances of $1.9 million and $3.0 million on mortgage loans on real estate and $54.8 million and $34.8 million on equity real estate were held at December 31, 1999 and 1998, respectively. Writedowns of equity real estate were $95.7 million in 1997.

     During 1999, 1998 and 1997, discontinued operations' average recorded investment in impaired mortgage loans was $13.8 million, $73.3 million and $89.2 million, respectively. Interest income recognized on these impaired mortgage loans totaled $1.7 million, $4.7 million and $6.6 million ($.0 million, $3.4 million and $5.3 million recognized on a cash basis) for 1999, 1998 and 1997, respectively.

     At December 31, 1999 and 1998, discontinued operations had real estate acquired in satisfaction of debt with carrying values of $24.1 million and $50.0 million, respectively.

9)   SHORT-TERM AND LONG-TERM DEBT

     Short-term and long-term debt consists of the following:

                                                                                       DECEMBER 31,
                                                                            ---------------------------------
                                                                                 1999                 1998
                                                                            ------------         ------------
                                                                                       (IN MILLIONS)
     Short-term debt......................................................  $      557.0         $      179.3
                                                                            ------------         ------------
     Long-term debt:
     Equitable Life:
       Surplus notes, 6.95% due 2005......................................         399.5                399.4
       Surplus notes, 7.70% due 2015......................................         199.7                199.7
       Other..............................................................            .4                   .3
                                                                            ------------         ------------
           Total Equitable Life...........................................         599.6                599.4
                                                                            ------------         ------------
     Wholly Owned and Joint Venture Real Estate:
       Mortgage notes, 5.43% - 9.5%, due through 2017.....................         251.3                392.2
                                                                            ------------         ------------
     Alliance:
       Other..............................................................           -                   10.8
                                                                            ------------         ------------
     Total long-term debt.................................................         850.9              1,002.4
                                                                            ------------         ------------

     Total Short-term and Long-term Debt..................................  $    1,407.9         $    1,181.7
                                                                            ============         ============

     Short-term Debt
     ---------------

     Equitable Life has a $700.0 million bank credit facility available to fund short-term working capital needs and to facilitate the securities settlement process. The credit facility consists of two types of borrowing options with varying interest rates and expires in September 2000. The interest rates are based on external indices dependent on the type of borrowing and at December 31, 1999 range from 5.76% to 8.5%. There were no borrowings outstanding under this bank credit facility at December 31, 1999.

     Equitable Life has a commercial paper program with an issue limit of $1.0 billion. This program is available for general corporate purposes used to support Equitable Life's liquidity needs and is supported by Equitable Life's existing $700.0 million bank credit facility. At December 31, 1999, there were $166.9 million outstanding under this program.

     Alliance has a $425.0 million five-year revolving credit facility with a group of commercial banks. Under the facility, the interest rate, at the option of Alliance, is a floating rate generally based upon a defined prime rate, a rate related to the London Interbank Offered Rate ("LIBOR") or the Federal Funds Rate. A facility fee is payable on the total facility. During July 1999, Alliance increased the size of its commercial paper program by $200.0 million from $425.0 million for a total available limit of $625.0 million. Borrowings from the revolving credit facility and the original commercial paper program may not exceed $425.0 million in the aggregate. The revolving credit facility provides backup liquidity for commercial paper issued under

     Alliance's commercial paper program and can be used as a direct source of borrowing. The revolving credit facility contains covenants that require Alliance to, among other things, meet certain financial ratios. At December 31, 1999, Alliance had commercial paper outstanding totaling $384.7 million at an effective interest rate of 5.9%; there were no borrowings outstanding under Alliance's revolving credit facility.

     In December 1999, Alliance established a $100.0 million extendible commercial notes ("ECN") program to supplement its commercial paper program. ECN's are short-term debt instruments that do not require any back-up liquidity support.

     Long-term Debt
     --------------

     Several of the long-term debt agreements have restrictive covenants related to the total amount of debt, net tangible assets and other matters. At December 31, 1999, the Company is in compliance with all debt covenants.

     The Company has pledged real estate, mortgage loans, cash and securities amounting to $323.6 million and $640.2 million at December 31, 1999 and 1998, respectively, as collateral for certain short-term and long-term debt.

     At December 31, 1999, aggregate maturities of the long-term debt based on required principal payments at maturity was $3.0 million for 2000 and $848.7 million for 2005 and thereafter.

10)  FEDERAL INCOME TAXES

     A summary of the Federal income tax expense in the consolidated statements of earnings follows:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)
     Federal income tax expense (benefit):
       Current..........................................  $       174.0       $      283.3       $      186.5
       Deferred.........................................          158.0               69.8              (95.0)
                                                          -------------       ------------       ------------
     Total..............................................  $       332.0       $      353.1       $       91.5
                                                          =============       ============       ============

     The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before Federal income taxes and minority interest by the expected Federal income tax rate of 35%. The sources of the difference and their tax effects follow:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)
     Expected Federal income tax expense................  $       458.4       $      414.3       $      234.7
     Non-taxable minority interest......................          (47.8)             (33.2)             (38.0)
     Non-taxable subsidiary gains.......................          (37.1)              (6.4)               -
     Adjustment of tax audit reserves...................           27.8               16.0              (81.7)
     Equity in unconsolidated subsidiaries..............          (64.0)             (39.3)             (45.1)
     Other..............................................           (5.3)               1.7               21.6
                                                          -------------       ------------       ------------
     Federal Income Tax Expense.........................  $       332.0       $      353.1       $       91.5
                                                          =============       ============       ============

     The components of the net deferred Federal income taxes are as follows:

                                                    DECEMBER 31, 1999                  December 31, 1998
                                              -----------------------------      -----------------------------
                                                 ASSETS         LIABILITIES         Assets         Liabilities
                                              -----------      ------------      ------------      -----------
                                                                        (IN MILLIONS)
     Compensation and related benefits......  $       -        $       37.7      $      235.3      $       -
     Other..................................          -                20.6              27.8              -
     DAC, reserves and reinsurance..........          -               329.7               -              231.4
     Investments............................        115.1               -                 -              364.4
                                              -----------      ------------      ------------      -----------
     Total..................................  $     115.1      $      388.0      $      263.1      $     595.8
                                              ===========      ============      ============      ===========

     At December 31, 1999, in conjunction with the non-qualified employee benefit plans, $236.8 million in deferred tax asset was transferred to the Holding Company. See Note 12 for discussion of the benefit plans transferred.

     The deferred Federal income taxes impacting operations reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and their tax effects follow:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)

     DAC, reserves and reinsurance......................  $        83.2       $       (7.7)      $       46.2
     Investments........................................            3.2               46.8             (113.8)
     Compensation and related benefits..................           21.0               28.6                3.7
     Other..............................................           50.6                2.1              (31.1)
                                                          -------------       ------------       ------------
     Deferred Federal Income Tax
       Expense (Benefit)................................  $       158.0       $       69.8       $      (95.0)
                                                          =============       ============       ============

     The Internal Revenue Service (the "IRS") is in the process of examining the Holding Company's consolidated Federal income tax returns for the years 1992 through 1996. Management believes these audits will have no material adverse effect on the Company's results of operations.

11)  REINSURANCE AGREEMENTS

     The Insurance Group assumes and cedes reinsurance with other insurance companies. The Insurance Group evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Ceded reinsurance does not relieve the originating insurer of liability. The effect of reinsurance (excluding group life and health) is summarized as follows:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)

     Direct premiums....................................  $       420.6       $      438.8       $      448.6
     Reinsurance assumed................................          206.7              203.6              198.3
     Reinsurance ceded..................................          (69.1)             (54.3)             (45.4)
                                                          -------------       ------------       ------------
     Premiums...........................................  $       558.2       $      588.1       $      601.5
                                                          =============       ============       ============

     Universal Life and Investment-type Product
       Policy Fee Income Ceded..........................  $        69.7       $       75.7       $       61.0
                                                          =============       ============       ============
     Policyholders' Benefits Ceded......................  $        99.6       $       85.9       $       70.6
                                                          =============       ============       ============
     Interest Credited to Policyholders' Account
       Balances Ceded...................................  $        38.5       $       39.5       $       36.4
                                                          =============       ============       ============

     Since 1997, the Company reinsures on a yearly renewal term basis 90% of the mortality risk on new issues of certain term, universal and variable life products. The Company's retention limit on joint survivorship policies is $15.0 million. All in force business above $5.0 million is reinsured. The Insurance Group also reinsures the entire risk on certain substandard underwriting risks and in certain other cases.

     The Insurance Group cedes 100% of its group life and health business to a third party insurer. Premiums ceded totaled $.1 million, $1.3 million and $1.6 million for 1999, 1998 and 1997, respectively. Ceded death and disability benefits totaled $44.7 million, $15.6 million and $4.3 million for 1999, 1998 and 1997, respectively. Insurance liabilities ceded totaled $510.5 million and $560.3 million at December 31, 1999 and 1998, respectively.

12)  EMPLOYEE BENEFIT PLANS

     The Company sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and certain agents. The pension plans are non-contributory. Equitable Life's benefits are based on a cash balance formula or years of service and final average earnings, if greater, under certain grandfathering rules in the plans. Alliance's benefits are based on years of credited service, average final base salary and primary social security benefits. The Company's funding policy is to make the minimum contribution required by the Employee Retirement Income Security Act of 1974 ("ERISA").

     Effective December 31, 1999, the Holding Company legally assumed primary liability from Equitable Life for all current and future obligations of its Excess Retirement Plan, Supplemental Executive Retirement Plan and certain other employee benefit plans that provide participants with medical, life insurance, and deferred compensation benefits; Equitable Life remains secondarily liable. The amount of the liability associated with employee benefits transferred was $676.5 million, including $183.0 million of non-qualified pension benefit obligations and $394.1 million of postretirement benefits obligations at December 31, 1999. This transfer was recorded as a non-cash capital contribution to Equitable Life.

     Components of net periodic pension (credit) cost for the qualified and non-qualified plans follow:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)
     Service cost.......................................  $        36.7       $       33.2       $       32.5
     Interest cost on projected benefit obligations.....          131.6              129.2              128.2
     Actual return on assets............................         (189.8)            (175.6)            (307.6)
     Net amortization and deferrals.....................            7.5                6.1              166.6
                                                          -------------       ------------       ------------
     Net Periodic Pension Cost (Credit).................  $       (14.0)      $       (7.1)      $       19.7
                                                          =============       ============       ============

     The projected benefit obligations under the qualified and non-qualified pension plans were comprised of:

                                                                                        DECEMBER 31,
                                                                              -------------------------------
                                                                                  1999                1998
                                                                              ------------       ------------
                                                                                        (IN MILLIONS)

     Benefit obligations, beginning of year.................................  $    1,933.4       $    1,801.3
     Service cost...........................................................          36.7               33.2
     Interest cost..........................................................         131.6              129.2
     Actuarial (gains) losses...............................................         (53.3)             108.4
     Benefits paid..........................................................        (123.1)            (138.7)
                                                                              ------------       ------------
     Subtotal before transfer...............................................       1,925.3            1,933.4
     Transfer of Non-qualified Pension Benefit Obligation
       to the Holding Company...............................................        (262.5)               -
                                                                              ------------       ------------
     Benefit Obligation, End of Year........................................  $    1,662.8       $    1,933.4
                                                                              ============       ============

     The funded status of the qualified and non-qualified pension plans was as follows:

                                                                                        DECEMBER 31,
                                                                              -------------------------------
                                                                                  1999                1998
                                                                              ------------       ------------
                                                                                        (IN MILLIONS)

     Plan assets at fair value, beginning of year...........................  $    2,083.1       $    1,867.4
     Actual return on plan assets...........................................         369.0              338.9
     Contributions..........................................................            .1                -
     Benefits paid and fees.................................................        (108.5)            (123.2)
                                                                              ------------       ------------
     Plan assets at fair value, end of year.................................       2,343.7            2,083.1
     Projected benefit obligations..........................................       1,925.3            1,933.4
                                                                              ------------       ------------
     Excess of plan assets over projected benefit obligations...............         418.4              149.7
     Unrecognized prior service cost........................................          (5.2)              (7.5)
     Unrecognized net (gain) loss from past experience different
       from that assumed....................................................        (197.3)              38.7
     Unrecognized net asset at transition...................................           (.1)               1.5
                                                                              ------------       ------------
     Subtotal before transfer...............................................         215.8              182.4
     Transfer of Accrued Non-qualified Pension Benefit Obligation
       to the Holding Company...............................................         183.0                -
                                                                              ------------       ------------
     Prepaid Pension Cost, Net..............................................  $      398.8       $      182.4
                                                                              ============       ============

     The prepaid pension cost for pension plans with assets in excess of projected benefit obligations was $412.2 million and $363.9 million and the accrued liability for pension plans with projected benefit obligations in excess of plan assets was $13.5 million and $181.5 million at December 31, 1999 and 1998, respectively.

     The pension plan assets include corporate and government debt securities, equity securities, equity real estate and shares of group trusts managed by Alliance. The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of projected benefit obligations were 8.0% and 6.38%, respectively, at December 31, 1999 and 7.0% and 3.83%, respectively, at December 31, 1998. As of January 1, 1999 and 1998, the expected long-term rate of return on assets for the retirement plan was 10.0% and 10.25%, respectively.

     The Company recorded, as a reduction of shareholder's equity, an additional minimum pension liability of $.1 million, $28.3 million and $17.3 million, net of Federal income taxes, at December 31, 1999, 1998 and 1997, respectively, primarily representing the excess of the accumulated benefit obligation of the non-qualified pension plan over the accrued liability. The aggregate accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $325.7 million and $36.3 million, respectively, at December 31, 1999 and $309.7 million and $34.5 million, respectively, at December 31, 1998.

     Prior to 1987, the qualified plan funded participants' benefits through the purchase of non-participating annuity contracts from Equitable Life. Benefit payments under these contracts were approximately $30.2 million, $31.8 million and $33.2 million for 1999, 1998 and 1997, respectively.

     The Company provides certain medical and life insurance benefits (collectively, "postretirement benefits") for qualifying employees, managers and agents retiring from the Company (i) on or after attaining age 55 who have at least 10 years of service or (ii) on or after attaining age 65 or (iii) whose jobs have been abolished and who have attained age 50 with 20 years of service. The life insurance benefits are related to age and salary at retirement. The costs of postretirement benefits are recognized in accordance with the provisions of SFAS No. 106. The Company continues to fund postretirement benefits costs on a pay-as-you-go basis and, for 1999, 1998 and 1997, the Company made estimated postretirement benefits payments of $29.5 million, $28.4 million and $18.7 million, respectively.

     The following table sets forth the postretirement benefits plan's status, reconciled to amounts recognized in the Company's consolidated financial statements:

                                                               1999               1998                1997
                                                         -----------------   ----------------   -----------------
                                                                              (IN MILLIONS)

     Service cost.......................................  $         4.7       $        4.6       $        4.5
     Interest cost on accumulated postretirement
       benefits obligation..............................           34.4               33.6               34.7
     Unrecognized prior service costs...................           (7.0)               -                  -
     Net amortization and deferrals.....................            8.4                 .5                1.9
                                                         -----------------   ----------------   -----------------
     Net Periodic Postretirement Benefits Costs.........  $        40.5       $       38.7       $       41.1
                                                         =================   ================   =================

                                                                                        DECEMBER 31,
                                                                              -------------------------------
                                                                                  1999                1998
                                                                              ------------       ------------
                                                                                        (IN MILLIONS)

     Accumulated postretirement benefits obligation, beginning
       of year..............................................................  $      490.4       $      490.8
     Service cost...........................................................           4.7                4.6
     Interest cost..........................................................          34.4               33.6
     Contributions and benefits paid........................................         (29.5)             (28.4)
     Actuarial gains........................................................         (29.0)             (10.2)
                                                                              ------------       ------------
     Accumulated postretirement benefits obligation, end of year............         471.0              490.4
     Unrecognized prior service cost........................................          26.9               31.8
     Unrecognized net loss from past experience different
       from that assumed and from changes in assumptions....................         (86.0)            (121.2)
                                                                              ------------       ------------
     Subtotal before transfer...............................................         411.9              401.0
     Transfer to the Holding Company........................................        (394.1)               -
                                                                              ------------       ------------
     Accrued Postretirement Benefits Cost...................................  $       17.8       $      401.0
                                                                              ============       ============

     Since January 1, 1994, costs to the Company for providing these medical benefits available to retirees under age 65 are the same as those offered to active employees and medical benefits will be limited to 200% of 1993 costs for all participants.

     The assumed health care cost trend rate used in measuring the accumulated postretirement benefits obligation was 7.5% in 1999, gradually declining to 4.75% in the year 2010, and in 1998 was 8.0%, gradually declining to 2.5% in the year 2009. The discount rate used in determining the accumulated postretirement benefits obligation was 8.0% and 7.0% at December 31, 1999 and 1998, respectively.

     If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefits obligation as of December 31, 1999 would be increased 3.55%. The effect of this change on the sum of the service cost and interest cost would be an increase of 3.91%. If the health care cost trend rate assumptions were decreased by 1% the accumulated postretirement benefits obligation as of December 31, 1999 would be decreased by 4.38%. The effect of this change on the sum of the service cost and interest cost would be a decrease of 4.96%.

13)  DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

     Derivatives
     -----------

     The Insurance Group primarily uses derivatives for asset/liability risk management and for hedging individual securities. Derivatives mainly are utilized to reduce the Insurance Group's exposure to interest rate fluctuations. Accounting for interest rate swap transactions is on an accrual basis. Gains and losses related to interest rate swap transactions are amortized as yield adjustments over the remaining life of the underlying hedged security. Income and expense resulting from interest rate swap activities are reflected in net investment income. The notional amount of matched interest rate swaps outstanding at December 31, 1999 and 1998, respectively, was $797.3 million and $880.9 million. The average unexpired terms at December 31, 1999 ranged from two months to 5.0 years. At December 31, 1999, the cost of terminating swaps in a loss position was $1.8 million. Equitable Life maintains an interest rate cap program designed to hedge crediting rates on interest-sensitive individual annuities contracts. The outstanding notional amounts at December 31, 1999 of contracts purchased and sold were $7,575.0 million and $875.0 million, respectively. The net premium paid by Equitable Life on these contracts was $51.6 million and is being amortized ratably over the contract periods ranging from 1 to 4 years. Income and expense resulting from this program are reflected as an adjustment to interest credited to policyholders' account balances.

     DLJ enters into certain contractual agreements referred to as derivatives or off-balance-sheet financial instruments primarily for trading purposes and to provide products for its clients. DLJ performs the following activities: writing over-the-counter ("OTC") options to accommodate customer needs; trading in forward contracts in U.S. government and agency issued or guaranteed securities; trading in futures contracts on equity based indices, interest rate instruments, and currencies; and issuing structured products based on emerging market financial instruments and indices. DLJ also enters into swap agreements, primarily equity, interest rate and foreign currency swaps. DLJ is not significantly involved in commodity derivative instruments.

     Fair Value of Financial Instruments
     -----------------------------------

     The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

     Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market value of off-balance-sheet financial instruments of the Insurance Group was not material at December 31, 1999 and 1998.

     Fair values for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

     Fair values of policy loans are estimated by discounting the face value of the loans from the time of the next interest rate review to the present, at a rate equal to the excess of the current estimated market rates over the current interest rate charged on the loan.

     The estimated fair values for the Company's association plan contracts, supplementary contracts not involving life contingencies ("SCNILC") and annuities certain, which are included in policyholders' account balances, and guaranteed interest contracts are estimated using projected cash flows discounted at rates reflecting expected current offering rates.

     The estimated fair values for variable deferred annuities and single premium deferred annuities ("SPDA"), which are included in policyholders' account balances, are estimated by discounting the account value back from the time of the next crediting rate review to the present, at a rate equal to the excess of current estimated market rates offered on new policies over the current crediting rates.

     Fair values for long-term debt are determined using published market values, where available, or contractual cash flows discounted at market interest rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate which takes into account the level of current market interest rates and collateral risk. The estimated fair values for recourse mortgage debt are determined by discounting contractual cash flows at a rate based upon current interest rates of other companies with credit ratings similar to the Company. The Company's carrying value of short-term borrowings approximates their estimated fair value.

     The following table discloses carrying value and estimated fair value for financial instruments not otherwise disclosed in Notes 3, 7 and 8:

                                                                        DECEMBER 31,
                                             --------------------------------------------------------------------
                                                           1999                               1998
                                             ---------------------------------  ---------------------------------
                                                CARRYING         ESTIMATED         Carrying         Estimated
                                                 VALUE          FAIR VALUE          Value           Fair Value
                                             ---------------  ----------------  ---------------   ---------------
                                                                        (IN MILLIONS)
     Consolidated Financial Instruments:
     -----------------------------------
     Mortgage loans on real estate..........  $    3,270.0     $     3,239.3     $     2,809.9     $    2,961.8
     Other limited partnership interests....         647.9             647.9             562.6            562.6
     Policy loans...........................       2,257.3           2,359.5           2,086.7          2,370.7
     Policyholders' account balances -
       investment contracts.................      12,740.4          12,800.5          12,892.0         13,396.0
     Long-term debt.........................         850.9             834.9           1,002.4          1,025.2

     Closed Block Financial Instruments:
     -----------------------------------
     Mortgage loans on real estate..........  $    1,704.2     $     1,650.3     $     1,633.4     $    1,703.5
     Other equity investments...............          36.3              36.3              56.4             56.4
     Policy loans...........................       1,593.9           1,712.0           1,641.2          1,929.7
     SCNILC liability.......................          22.8              22.5              25.0             25.0

     Discontinued Operations Financial
     ---------------------------------
     Instruments:
     ------------
     Mortgage loans on real estate..........  $      454.6     $       467.0     $       553.9     $      599.9
     Fixed maturities.......................          85.5              85.5              24.9             24.9
     Other equity investments...............          55.8              55.8             115.1            115.1
     Guaranteed interest contracts..........          33.2              27.5              37.0             34.0
     Long-term debt.........................         101.9             101.9             147.1            139.8

14)  COMMITMENTS AND CONTINGENT LIABILITIES

     The Company has provided, from time to time, certain guarantees or commitments to affiliates, investors and others. These arrangements include commitments by the Company, under certain conditions: to make capital contributions of up to $59.4 million to affiliated real estate joint ventures; and to provide equity financing to certain limited partnerships of $373.8 million at December 31, 1999, under existing loan or loan commitment agreements.

     Equitable Life is the obligor under certain structured settlement agreements which it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, Equitable Life owns single premium annuities issued by previously wholly owned life insurance subsidiaries. Equitable Life has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the satisfaction of those obligations by Equitable Life is remote.

     The Insurance Group had $24.9 million of letters of credit outstanding at December 31, 1999.

15)  LITIGATION

     The Company
     -----------

     Life Insurance and Annuity Sales Cases

     A number of lawsuits are pending as individual claims and purported class actions against Equitable Life, its subsidiary insurance company and a former insurance subsidiary. These actions involve, among other things, sales of life and annuity products for varying periods from 1980 to the present, and allege, among other things, sales practice misrepresentation primarily involving: the number of premium payments required; the propriety of a product as an investment vehicle; the propriety of a product as a replacement of an existing policy; and failure to disclose a product as life insurance. Some actions are in state courts and others are in U.S. District Courts in different jurisdictions, and are in varying stages of discovery and motions for class certification.

     In general, the plaintiffs request an unspecified amount of damages, punitive damages, enjoinment from the described practices, prohibition against cancellation of policies for non-payment of premium or other remedies, as well as attorneys' fees and expenses. Similar actions have been filed against other life and health insurers and have resulted in the award of substantial judgments, including material amounts of punitive damages, or in substantial settlements. Although the outcome of litigation cannot be predicted with certainty, particularly in the early stages of an action, the Company's management believes that the ultimate resolution of these cases should not have a material adverse effect on the financial position of the Company. The Company's management cannot make an estimate of loss, if any, or predict whether or not any such litigation will have a material adverse effect on the Company's results of operations in any particular period.

     Discrimination Case

     Equitable Life is a defendant in an action, certified as a class action in September 1997, in the United States District Court for the Northern District of Alabama, Southern Division, involving alleged discrimination on the basis of race against African-American applicants and potential applicants in hiring individuals as sales agents. Plaintiffs seek a declaratory judgment and affirmative and negative injunctive relief, including the payment of back-pay, pension and other compensation. Although the outcome of litigation cannot be predicted with certainty, the Company's management believes that the ultimate resolution of this matter should not have a material adverse effect on the financial position of the Company. The Company's management cannot make an estimate of loss, if any, or predict whether or not such matter will have a material adverse effect on the Company's results of operations in any particular period.

     Agent Health Benefits Case

     Equitable Life is a defendant in an action, certified as a class action in March 1999, in the United States District Court for the Northern District of California, alleging, among other things, that Equitable Life violated ERISA by eliminating certain alternatives pursuant to which agents of Equitable Life could qualify for health care coverage. The class consists of "[a]ll current, former and retired Equitable agents, who while associated with Equitable satisfied [certain alternatives] to qualify for health coverage or contributions thereto under applicable plans." Plaintiffs allege various causes of action under ERISA, including claims for enforcement of alleged promises contained in plan documents and for enforcement of agent bulletins, breach of unilateral contract, breach of fiduciary duty and promissory estoppel. The parties are currently engaged in discovery. Although the outcome of any litigation cannot be predicted with certainty, the Company's management believes that the ultimate resolution of this matter should not have a material adverse effect on the financial position of the Company. The Company's management cannot make an estimate of loss, if any, or predict whether or not such matter will have a material adverse effect on the Company's results of operations in any particular period.

     Prime Property Fund Case

     In January 2000, the California Supreme Court denied the Company's petition for review of an October 1999 decision by the California Superior Court of Appeal. Such decision reversed the dismissal by the Supreme Court of Orange County, California of an action which was commenced in 1995 by a real estate developer in connection with a limited partnership formed in 1991 with the Company on behalf of Prime Property Fund ("PPF"). The Company serves as investment manager for PPF, an open-end, commingled real estate separate account of the Company for pension clients. Plaintiff alleges breach of fiduciary duty and other claims principally in connection with PPF's 1995 purchase and subsequent foreclosure of the loan which financed the partnership's property. Plaintiff seeks compensatory and punitive damages. The case has been remanded to the Superior Court for further proceedings. Although the outcome of litigation cannot be predicted with certainty, the Company's management believes that the ultimate resolution of this matter should not have a material adverse effect on the financial position of the Company. The Company's management cannot make an estimate of loss, if any, or predict whether or not this matter will have a material adverse effect on the Company's results of operations in any particular period.


     Alliance Capital
     ----------------

     In July 1995, a class action complaint was filed against Alliance North American Government Income Trust, Inc. (the "Fund"), Alliance Holding and certain other defendants affiliated with Alliance, including the Holding Company, alleging violations of Federal securities laws, fraud and breach of fiduciary duty in connection with the Fund's investments in Mexican and Argentine securities. The original complaint was dismissed in 1996; on appeal, the dismissal was affirmed. In October 1996, plaintiffs filed a motion for leave to file an amended complaint, alleging the Fund failed to hedge against currency risk despite representations that it would do so, the Fund did not properly disclose that it planned to invest in mortgage-backed derivative securities and two Fund advertisements misrepresented the risks of investing in the Fund. In October 1998, the U.S. Court of Appeals for the Second Circuit issued an order granting plaintiffs' motion to file an amended complaint alleging that the Fund misrepresented its ability to hedge against currency risk and denying plaintiffs' motion to file an amended complaint containing the other allegations. In December 1999, the United States District Court for the Southern District of New York granted the defendants' motion for summary judgment on all claims against all defendants. Later in December 1999, the plaintiffs filed motions for reconsideration of the Court's ruling. These motions are currently pending with the Court.

     In connection with the Reorganization; Alliance assumed any liabilities which Alliance Holding may have with respect to this action. Alliance and Alliance Holding believe that the allegations in the amended complaint are without merit and intend to vigorously defend against these claims. While the ultimate outcome of this matter cannot be determined at this time, management of Alliance Holding and Alliance do not expect that it will have a material adverse effect on Alliance Holding's or Alliance's results of operations or financial condition.

     DLJSC
     -----

     Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC") is a defendant along with certain other parties in a class action complaint involving the underwriting of units, consisting of notes and warrants to purchase common shares, of Rickel Home Centers, Inc. ("Rickel"), which filed a voluntary petition for reorganization pursuant to Chapter 11 of the Bankruptcy Code. The complaint seeks unspecified compensatory and punitive damages from DLJSC, as an underwriter and as an owner of 7.3% of the common stock, for alleged violation of Federal securities laws and common law fraud for alleged misstatements and omissions contained in the prospectus and registration statement used in the offering of the units. In April 1999, the complaint against DLJSC and the other defendants was dismissed. The plaintiffs have appealed. DLJSC intends to defend itself vigorously against all the allegations contained in the complaint.

     DLJSC is a defendant in a purported class action filed in a Texas State Court on behalf of the holders of $550 million principal amount of subordinated redeemable discount debentures of National Gypsum Corporation ("NGC"). The debentures were canceled in connection with a Chapter 11 plan of reorganization for NGC consummated in July 1993. The litigation seeks compensatory and punitive damages for DLJSC's activities as financial advisor to NGC in the course of NGC's Chapter 11 proceedings. In March 1999, the Court granted motions for summary judgment filed by DLJSC and the other defendants. The plaintiffs have appealed. DLJSC intends to defend itself vigorously against all the allegations contained in the complaint.

     In November 1998, three purported class actions were filed in the U.S. District Court for the Southern District of New York against more than 25 underwriters of initial public offering securities, including DLJSC. The complaints allege that defendants conspired to fix the "fee" paid for underwriting initial public offering securities by setting the underwriters' discount or "spread" at 7%, in violation of the Federal antitrust laws. The complaints seek treble damages in an unspecified amount and injunctive relief as well as attorneys' fees and costs. In March 1999, the plaintiffs filed a consolidated amended complaint. A motion by all defendants to dismiss the complaints on several grounds is pending. Separately, the U.S. Department of Justice has issued a Civil Investigative Demand to several investment banking firms, including DLJSC, seeking documents and information relating to "alleged" price-fixing with respect to underwriting spreads in initial public offerings. The Justice Department has not made any charges against DLJSC or the other investment banking firms. DLJSC is cooperating with the Justice Department in providing the requested information and believes that no violation of law by DLJSC has occurred.

     Although there can be no assurance, DLJ's management does not believe that the ultimate resolution of the litigations described above to which DLJSC is a party will have a material adverse effect on DLJ's consolidated financial condition. Based upon the information currently available to it, DLJ's management cannot predict whether or not such litigations will have a material adverse effect on DLJ's results of operations in any particular period.

     Other Matters

     In addition to the matters described above, the Holding Company and its subsidiaries are involved in various legal actions and proceedings in connection with their businesses. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position or results of operations.

16)  LEASES

     The Company has entered into operating leases for office space and certain other assets, principally information technology equipment and office furniture and equipment. Future minimum payments under noncancelable leases for 2000 and the four successive years are $111.2 million, $93.3 million, $78.3 million, $71.9 million, $66.5 million and $523.7 million thereafter. Minimum future sublease rental income on these noncancelable leases for 2000 and the four successive years is $5.2 million, $4.1 million, $2.8 million, $2.8 million, $2.8 million and $23.8 million thereafter.

     At December 31, 1999, the minimum future rental income on noncancelable operating leases for wholly owned investments in real estate for 2000 and the four successive years is $120.7 million, $113.5 million, $96.0 million, $79.7 million, $74.1 million and $354.6 million thereafter.

17)  OTHER OPERATING COSTS AND EXPENSES

     Other operating costs and expenses consisted of the following:

                                                               1999               1998                1997
                                                          -------------       ------------       ------------
                                                                              (IN MILLIONS)

     Compensation costs.................................  $     1,010.6       $      772.0       $      721.5
     Commissions........................................          549.5              478.1              409.6
     Short-term debt interest expense...................           16.7               26.1               31.7
     Long-term debt interest expense....................           76.3               84.6              121.2
     Amortization of policy acquisition costs...........          314.5              292.7              287.3
     Capitalization of policy acquisition costs.........         (709.9)            (609.1)            (508.0)
     Writedown of policy acquisition costs..............          131.7                -                  -
     Rent expense, net of sublease income...............          113.9              100.0              101.8
     Cursitor intangible assets writedown...............            -                  -                120.9
     Other..............................................        1,294.0            1,056.8              917.9
                                                          -------------       ------------       ------------
     Total..............................................  $     2,797.3       $    2,201.2       $    2,203.9
                                                         =================   ================   =================

     During 1997, the Company restructured certain operations in connection with cost reduction programs and recorded a pre-tax provision of $42.4 million. The amount paid during 1999 associated with cost reduction programs totaled $15.6 million. At December 31, 1999, the remaining liabilities associated with cost reduction programs was $8.8 million. The 1997 cost reduction program included costs related to employee termination and exit costs.

18)  INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

     Equitable Life is restricted as to the amounts it may pay as shareholder dividends. Under the New York Insurance Law, the Superintendent has broad discretion to determine whether the financial condition of a stock life insurance company would support the payment of dividends to its shareholders. For 1999, 1998 and 1997, statutory net income (loss) totaled $547.0 million, $384.4 million and ($351.7) million, respectively. Statutory surplus, capital stock and Asset Valuation Reserve ("AVR") totaled $5,570.6 million and $4,728.0 million at December 31, 1999 and 1998, respectively. In September 1999, $150.0 million in dividends were paid to the Holding Company by Equitable Life, the first such payment since Equitable Life's demutualization in 1992.

     At December 31, 1999, the Insurance Group, in accordance with various government and state regulations, had $26.8 million of securities deposited with such government or state agencies.

     The differences between statutory surplus and capital stock determined in accordance with Statutory Accounting Principles ("SAP") and total shareholder's equity under GAAP are primarily: (a) the inclusion in SAP of an AVR intended to stabilize surplus from fluctuations in the value of the investment portfolio; (b) future policy benefits and policyholders' account balances under SAP differ from GAAP due to differences between actuarial assumptions and reserving methodologies; (c) certain policy acquisition costs are expensed under SAP but deferred under GAAP and amortized over future periods to achieve a matching of revenues and expenses; (d) external and certain internal costs incurred to obtain or develop internal use computer software during the application development stage is capitalized under GAAP but expensed under SAP; (e) Federal income taxes are generally accrued under SAP based upon revenues and expenses in the Federal income tax return while under GAAP deferred taxes provide for timing differences between recognition of revenues and expenses for financial reporting and income tax purposes; (f) the valuation of assets under SAP and GAAP differ due to different investment valuation and depreciation methodologies, as well as the deferral of interest-related realized capital gains and losses on fixed income investments; and (g) differences in the accrual methodologies for post-employment and retirement benefit plans.

19)  BUSINESS SEGMENT INFORMATION

     The Company's operations consist of Insurance and Investment Services. The Company's management evaluates the performance of each of these segments independently and allocates resources based on current and future requirements of each segment. Management evaluates the performance of each segment based upon operating results adjusted to exclude the effect of unusual or non-recurring events and transactions and certain revenue and expense categories not related to the base operations of the particular business net of minority interest. Information for all periods is presented on a comparable basis.

     Intersegment investment advisory and other fees of approximately $75.6 million, $61.8 million and $84.1 million for 1999, 1998 and 1997, respectively, are included in total revenues of the Investment Services segment. These fees, excluding amounts related to discontinued operations of $.5 million, $.5 million and $4.2 million for 1999, 1998 and 1997, respectively, are eliminated in consolidation.

     The following tables reconcile each segment's revenues and operating earnings to total revenues and earnings from continuing operations before Federal income taxes and cumulative effect of accounting change as reported on the consolidated statements of earnings and the segments' assets to total assets on the consolidated balance sheets, respectively.

                                                               INVESTMENT
                                             INSURANCE          SERVICES         ELIMINATION           TOTAL
                                            -------------     ------------       ------------      ------------
                                                                       (IN MILLIONS)
     1999
     ----
     Segment revenues.....................  $     4,283.0     $    2,052.7       $      (23.8)     $    6,311.9
     Investment (losses) gains............         (199.4)           111.5                -               (87.9)
                                            -------------     ------------       ------------      ------------
     Total Revenues.......................  $     4,083.6     $    2,164.2       $      (23.8)     $    6,224.0
                                            =============     ============       ============      ============

     Pre-tax operating earnings...........  $       895.7     $      427.0       $        -        $    1,322.7
     Investment (losses) gains , net of
       DAC and other charges..............         (208.4)           110.5                -               (97.9)
     Non-recurring DAC adjustments........         (131.7)             -                  -              (131.7)
     Pre-tax minority interest............            -              216.8                -               216.8
                                            -------------     ------------       ------------      ------------
     Earnings from Continuing
       Operations.........................  $       555.6     $      754.3       $        -        $    1,309.9
                                            =============     ============       ============      ============

     Total Assets.........................  $    86,842.7     $   12,961.7       $       (8.9)     $   99,795.5
                                            =============     ============       ============      ============


     1998
     ----
     Segment revenues.....................  $     4,029.8     $    1,438.4       $       (5.7)     $    5,462.5
     Investment gains.....................           64.8             35.4                -               100.2
                                            -------------     ------------       ------------      ------------
     Total Revenues.......................  $     4,094.6     $    1,473.8       $       (5.7)     $    5,562.7
                                            =============     ============       ============      ============

     Pre-tax operating earnings...........  $       688.6     $      284.3       $        -        $      972.9
     Investment gains, net of
       DAC and other charges..............           41.7             27.7                -                69.4
     Pre-tax minority interest............            -              141.5                -               141.5
                                            -------------     ------------       ------------      ------------
     Earnings from Continuing
       Operations.........................          730.3            453.5                -             1,183.8
                                            =============     ============       ============      ============

     Total Assets.........................  $    75,626.0     $   12,379.2       $      (64.4)     $   87,940.8
                                            =============     ============       ============      ============

                                                                   INVESTMENT
                                                INSURANCE           SERVICES        ELIMINATION           TOTAL
                                               -------------     ------------       ------------      ------------

        1997
        ----
        Segment revenues.....................  $     3,990.8     $    1,200.0       $       (7.7)     $    5,183.1
        Investment (losses) gains............         (318.8)           255.1                -               (63.7)
                                               -------------     ------------       ------------      ------------
        Total Revenues.......................  $     3,672.0     $    1,455.1       $       (7.7)     $    5,119.4
                                               =============     ============       ============      ============

        Pre-tax operating earnings...........  $       507.0     $      258.3       $        -        $      765.3
        Investment (losses) gains, net of
          DAC and other charges..............         (292.5)           252.7                -               (39.8)
        Non-recurring costs and expenses.....          (41.7)          (121.6)               -              (163.3)
        Pre-tax minority interest............            -              108.5                -               108.5
                                               -------------     ------------       ------------      ------------
        Earnings from Continuing
          Operations.........................  $       172.8     $      497.9       $        -        $      670.7
                                               =============     ============       ============      ============

        Total Assets.........................  $    67,762.4     $   13,691.4       $      (96.1)     $   81,357.7
                                               =============     ============       ============      ============


20)  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The quarterly results of operations for 1999 and 1998 are summarized below:

                                                                 THREE MONTHS ENDED
                                     ------------------------------------------------------------------------
                                        MARCH 31           JUNE 30          SEPTEMBER 30         DECEMBER 31
                                     -------------      -------------       ------------         ------------
                                                                    (IN MILLIONS)
     1999
     ----
     Total Revenues................  $     1,484.3      $     1,620.3       $    1,512.1         $    1,607.3
                                     =============      =============       ============         ============

     Earnings from Continuing
       Operations..................  $       187.3      $       222.6       $      186.5         $      182.1
                                     =============      =============       ============         ============

     Net Earnings..................  $       182.0      $       221.3       $      183.1         $      220.2
                                     =============      =============       ============         ============

     1998
     ----
     Total Revenues................  $     1,470.2      $     1,422.9       $    1,297.6         $    1,372.0
                                     =============      =============       ============         ============

     Earnings from Continuing
       Operations..................  $       212.8      $       197.0       $      136.8         $      158.9
                                     =============      =============       ============         ============

     Net Earnings..................  $       213.3      $       198.3       $      137.5         $      159.1
                                     =============      =============       ============         ============

21)  INVESTMENT IN DLJ

     At December 31, 1999, the Company's ownership of DLJ interest was approximately 31.71%. The Company's ownership interest in DLJ will continue to be reduced upon the exercise of options granted to certain DLJ employees and the vesting of forfeitable restricted stock units acquired by DLJ employees. DLJ restricted stock units represent forfeitable rights to receive approximately 5.2 million shares of DLJ common stock through February 2000.

     The results of operations of DLJ are accounted for on the equity basis and are included in commissions, fees and other income in the consolidated statements of earnings. The Company's carrying value of DLJ is included in investment in and loans to affiliates in the consolidated balance sheets.

     Summarized balance sheets information for DLJ, reconciled to the Company's carrying value of DLJ, are as follows:

                                                                                        DECEMBER 31,
                                                                              -------------------------------
                                                                                  1999                1998
                                                                              ------------       ------------
                                                                                        (IN MILLIONS)
     Assets:
     Trading account securities, at market value............................  $   27,982.4       $   13,195.1
     Securities purchased under resale agreements...........................      29,538.1           20,063.3
     Broker-dealer related receivables......................................      44,998.1           34,264.5
     Other assets...........................................................       6,493.5            4,759.3
                                                                              ------------       ------------
     Total Assets...........................................................  $  109,012.1       $   72,282.2
                                                                              ============       ============

     Liabilities:
     Securities sold under repurchase agreements............................  $   56,474.4       $   35,775.6
     Broker-dealer related payables.........................................      37,207.4           26,161.5
     Short-term and long-term debt..........................................       6,518.6            3,997.6
     Other liabilities......................................................       4,704.5            3,219.8
                                                                              ------------       ------------
     Total liabilities......................................................     104,904.9           69,154.5
     DLJ's company-obligated mandatorily redeemed preferred
       securities of subsidiary trust holding solely debentures of DLJ......         200.0              200.0
     Total shareholders' equity.............................................       3,907.2            2,927.7
                                                                              ------------       ------------
     Total Liabilities, Cumulative Exchangeable Preferred Stock and
       Shareholders' Equity.................................................  $  109,012.1       $   72,282.2
                                                                              ============       ============

     DLJ's equity as reported...............................................  $    3,907.2       $    2,927.7
     Unamortized cost in excess of net assets acquired in 1985
       and other adjustments................................................          22.9               23.7
     The Holding Company's equity ownership in DLJ..........................      (1,341.4)          (1,002.4)
     Minority interest in DLJ...............................................      (1,479.3)          (1,118.2)
                                                                              ------------       ------------
     The Company's Carrying Value of DLJ....................................  $    1,109.4       $      830.8
                                                                              ============       ============

     Summarized statements of earnings information for DLJ reconciled to the Company's equity in earnings of DLJ is as follows:

                                                                1999               1998               1997
                                                            ------------       ------------      -------------
                                                                               (IN MILLIONS)

     Commission, fees and other income..................... $    4,145.1       $    3,150.5      $     2,430.7
     Net investment income.................................      2,175.3            2,189.1            1,652.1
     Principal Transactions, net...........................        825.9               67.4              557.7
                                                            ------------       ------------      -------------
     Total revenues........................................      7,146.3            5,407.0            4,640.5
     Total expenses including income taxes.................      6,545.6            5,036.2            4,232.2
                                                            ------------       ------------      -------------
     Net earnings..........................................        600.7              370.8              408.3
     Dividends on preferred stock..........................         21.2               21.3               12.2
                                                            ------------       ------------      -------------
     Earnings Applicable to Common Shares.................. $      579.5       $      349.5      $       396.1
                                                            ============       ============      =============

     DLJ's earnings applicable to common shares as
       reported............................................ $      579.5       $      349.5      $       396.1
     Amortization of cost in excess of net assets
       acquired in 1985....................................          (.9)               (.8)              (1.3)
     The Holding Company's equity in DLJ's earnings........       (222.7)            (136.8)            (156.8)
     Minority interest in DLJ..............................       (172.9)             (99.5)            (109.1)
                                                            ------------       ------------      -------------
     The Company's Equity in DLJ's Earnings................ $      183.0       $      112.4      $       128.9
                                                            ============       ============      =============

22)  ACCOUNTING FOR STOCK-BASED COMPENSATION

     The Holding Company sponsors a stock incentive plan for employees of Equitable Life. DLJ and Alliance each sponsor their own stock option plans for certain employees. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in APB No. 25. Had compensation expense for the Holding Company, DLJ and Alliance Stock Option Incentive Plan options been determined based on SFAS No. 123's fair value based method, the Company's pro forma net earnings for 1999, 1998 and 1997 would have been $757.1 million, $678.4 million and $426.3 million, respectively.

     The fair values of options granted after December 31, 1994, used as a basis for the pro forma disclosures above, were estimated as of the grant dates using the Black-Scholes option pricing model. The option pricing assumptions for 1999, 1998 and 1997 follow:

                                 HOLDING COMPANY                      DLJ                            ALLIANCE
                          ------------------------------ ------------------------------- ----------------------------------
                            1999      1998       1997      1999       1998      1997       1999       1998         1997
                          --------- ---------- --------- ---------- --------- ---------- --------- ------------ -----------
     Dividend yield......  0.31%      0.32%     0.48%      0.56%      0.69%     0.86%     8.70%       6.50%       8.00%

     Expected volatility.   28%        28%       20%        36%        40%       33%       29%         29%         26%

     Risk-free interest
       rate..............  5.46%      5.48%     5.99%      5.06%      5.53%     5.96%     5.70%       4.40%       5.70%

     Expected life
       in years..........    5          5         5          5          5         5         7          7.2         7.2

     Weighted average
       fair value per
       option at
       grant-date........  $10.78    $11.32     $6.13     $17.19     $16.27    $10.81     $3.88       $3.86       $2.18

     A summary of the Holding Company, DLJ and Alliance's option plans follows:

                                     HOLDING COMPANY                     DLJ                         ALLIANCE
                               ----------------------------- ----------------------------- -----------------------------
                                                 Weighted                      Weighted                     Weighted
                                                 Average                       Average                       Average
                                                 Exercise                      Exercise                     Exercise
                                                 Price of                      Price of                     Price of
                                   Shares        Options         Shares        Options         Units         Options
                               (In Millions)   Outstanding   (In Millions)   Outstanding   (In Millions)   Outstanding
                               --------------- ------------- --------------- ------------- -----------------------------
     Balance as of
       January 1, 1997........      13.4           $10.40         22.2         $14.03           10.0          $ 9.54
       Granted................       6.4           $20.93          6.4         $30.54            2.2          $18.28
       Exercised..............      (3.2)          $10.13          (.2)        $16.01           (1.2)         $ 8.06
       Forfeited..............       (.8)          $11.72          (.2)        $13.79            (.4)         $10.64
                               ---------------               -------------                 ---------------

     Balance as of
       December 31, 1997......      15.8           $14.53         28.2         $17.78           10.6          $11.41
       Granted................       8.6           $33.13          1.5         $38.59            2.8          $26.28
       Exercised..............      (2.2)          $10.59         (1.4)        $14.91            (.9)         $ 8.91
       Forfeited..............       (.8)          $23.51          (.1)        $17.31            (.2)         $13.14
                               ---------------               -------------                 ---------------

     Balance as of
       December 31, 1998......      21.4           $22.00         28.2         $19.04           12.3          $14.92
       Granted................       4.3           $31.70          4.8         $45.23            2.0          $30.18
       Exercised..............      (2.4)          $13.26         (2.2)        $34.61           (1.5)         $ 9.51
       Forfeited..............       (.6)          $24.29          (.1)        $15.85            (.3)         $17.79
                               ---------------               -------------                 ---------------

     Balance as of
       December 31, 1999......      22.7           $24.60         30.7         $23.30           12.5          $17.95
                               ===============               =============                 ===============

     Information about options outstanding and exercisable at December 31, 1999 follows:

                                    Options Outstanding                            Options Exercisable
                     ---------------------------------------------------   -------------------------------------
                            Weighted
                                            Average         Weighted                               Weighted
      Range of             Number          Remaining        Average             Number              Average
      Exercise          Outstanding       Contractual       Exercise          Exercisable          Exercise
       Prices          (In Millions)     Life (Years)        Price           (In Millions)           Price
-------------------- ------------------ ---------------- ---------------   ------------------   ----------------

       Holding
       Company
--------------------
$ 9.06   -$13.88             5.6               4.2            $10.50             10.9                $18.98
$14.25   -$22.63             5.2               7.7            $20.95              -                    -
$25.32   -$34.59             8.2               8.7            $29.08              -                    -
$40.97   -$41.28             3.7               8.6            $41.28              -                    -
                      -----------------                                    ------------------
$ 9.06   -$41.28            22.7               7.3            $24.60             10.9                $18.98
                      ================= ================ ===============   ==================   ================

         DLJ
--------------------
$13.50    -$25.99           20.2               8.4            $14.61             20.6                $16.62
$26.00    -$38.99            4.9               7.8            $33.99              -                    -
$39.00    -$52.875           4.8               9.0            $43.28              -                    -
$53.00    -$76.875            .8               9.7            $57.09              -                    -
                      -----------------                                    ------------------
$13.50    -$76.875          30.7               8.4            $23.30             20.6                $16.62
                      ================= ================ ===============   ==================   ================

      Alliance
--------------------
$ 3.66    -$ 9.81            2.6               3.8            $ 8.31              2.2                $ 8.12
$ 9.88    -$12.56            3.3               5.6            $11.16              2.6                $10.92
$13.75    -$18.47            1.8               7.9            $18.34               .7                $18.34
$18.78    -$26.31            2.8               8.9            $26.16               .6                $26.06
$27.31    -$30.94            2.0               9.9            $30.24              -                    -
                      -----------------                                    ------------------
$ 3.66    -$30.94           12.5               7.0            $17.95              6.1                $12.12
                      ================= ================ ===============   ==================   ================


--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Trustee of
State Street Bank and Trust Company
Lifecycle Fund Group Trust -- Conservative



In our opinion, the accompanying statement of assets and liabilities and the related statements of operations and of changes in net assets and the selected per unit data present fairly, in all material respects, the financial position of State Street Bank and Trust Company Lifecycle Fund Group Trust -- Conservative at December 31, 1999, and the results of its operations, the changes in its net assets and the selected per unit data for the periods indicated, in conformity with accounting principles generally accepted in the United States. These financial statements and selected per unit data (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1999 by correspondence with the custodian, provide a reasonable basis for the opinion expressed above.




PricewaterhouseCoopers LLP
March 15, 2000


                                     SAI-79

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST--CONSERVATIVE


Statement of Assets and Liabilities
December 31, 1999

--------------------------------------------------------------------------------

ASSETS
Investments in State Street Bank and Trust Company
 Collective Investment Funds:
    Daily EAFE Non-Lending Fund (97,241 units) ...............................    $ 1,282,800
    Daily Government/Corporate Bond Fund (458,403 units) .....................      6,382,346
    Russell 2000 Fund (23,325 units) .........................................        647,932
    S&P 500 Flagship Fund (7,755 units) ......................................      1,921,635
    Short Term Investment Fund (2,552,051 units) .............................      2,552,051
-------------------------------------------------------------------------------   -----------
 Total investments, at value (cost $11,714,750)...............................     12,786,764
    Receivable for Fund units issued .........................................          2,044
    Interest receivable ......................................................         12,249
    Dividends from securities lending fee income receivable ..................             53
-------------------------------------------------------------------------------   -----------
     Total assets ............................................................     12,801,290
-------------------------------------------------------------------------------   -----------
LIABILITIES
Accrued expenses .............................................................          3,892
-------------------------------------------------------------------------------   -----------
NET ASSETS (equivalent to $15.18 per unit based on 843,134 units outstanding)     $12,797,398
===============================================================================   ===========


   The accompanying notes are an integral part of these financial statements.

                                     SAI-80

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST--CONSERVATIVE




Statement of Operations
Year ended December 31, 1999

--------------------------------------------------------------------------------

INVESTMENT INCOME
 Interest ...............................................................    $142,034
 Dividends from securities lending fee income ...........................         612
--------------------------------------------------------------------------   --------
    Total investment income .............................................     142,646
--------------------------------------------------------------------------   --------
EXPENSES
 Administration .........................................................      12,000
 Audit ..................................................................       5,000
 Legal ..................................................................      12,000
 Management .............................................................      23,193
--------------------------------------------------------------------------   --------
    Total expenses ......................................................      52,193
--------------------------------------------------------------------------   --------
    Net investment income ...............................................      90,453
--------------------------------------------------------------------------   --------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
 Net realized gain (loss) ...............................................     609,280
 Net change in unrealized appreciation (depreciation) ...................     114,842
--------------------------------------------------------------------------   --------
   Net realized and unrealized gain (loss) on investments ...............     724,122
--------------------------------------------------------------------------   --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS .........    $814,575
==========================================================================   ========



   The accompanying notes are an integral part of these financial statements.

                                     SAI-81

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST--CONSERVATIVE




Statement of Changes in Net Assets



                                                                                           YEAR ENDED DECEMBER 31,
                                                                                            1999              1998
                                                                                      ---------------   ---------------
FROM OPERATIONS
Net investment income .............................................................    $     90,453      $     73,968
Net realized gain (loss) on investments ...........................................         609,280           730,277
Net change in unrealized appreciation (depreciation) on investments ...............         114,842           394,473
------------------------------------------------------------------------------------   ------------      ------------
 Net increase (decrease) in net assets resulting from operations ..................         814,575         1,198,718
------------------------------------------------------------------------------------   ------------      ------------
FROM PARTICIPANT TRANSACTIONS
Net increase (decrease) in net assets resulting from participant transactions .....      (1,533,412)        5,068,906
------------------------------------------------------------------------------------   ------------      ------------
Net increase (decrease) in net assets .............................................        (718,837)        6,267,624
NET ASSETS
 Beginning of year ................................................................      13,516,235         7,248,611
------------------------------------------------------------------------------------   ------------      ------------
 End of year ......................................................................    $ 12,797,398      $ 13,516,235
====================================================================================   ============      ============


   The accompanying notes are an integral part of these financial statements.

                                     SAI-82

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST--CONSERVATIVE




Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Period)



                                                                                PERIOD ENDED DECEMBER 31,
                                                                ----------------------------------------------------------
                                                                    1999        1998        1997       1996      1995 (A)
                                                                ----------- ----------- ----------- ---------- -----------
Net investment income (loss)(b) ...............................  $   0.10    $   0.09    $   0.06    $  0.05    $  (0.08)
Net realized and unrealized gain (loss) .......................      0.81        1.41        1.28       0.65        0.81
---------------------------------------------------------------  --------    --------    --------    -------    --------
Net increase (decrease) .......................................      0.91        1.50        1.34       0.70        0.73
NET ASSET VALUE
Beginning of period ...........................................     14.27       12.77       11.43      10.73       10.00
---------------------------------------------------------------  --------    --------    --------    -------    --------
END OF PERIOD .................................................  $  15.18    $  14.27    $  12.77    $ 11.43    $  10.73
===============================================================  ========    ========    ========    =======    ========
Total return (%) (c) ..........................................      6.38       11.75       11.72       6.52        7.30
===============================================================  ========    ========    ========    =======    ========
Ratio of expenses to average net assets (%) (d) (e) ...........      0.38        0.43        0.66       0.81        2.13
Ratio of net investment income (loss) to average net assets (%)
 (d) (f) ......................................................      0.66        0.68        0.46       0.31      ( 1.04)
Portfolio turnover (%) ........................................        42          77          44         54         131
Net assets, end of period (000s) ..............................  $ 12,797    $ 13,516    $  7,249    $ 4,534    $  2,983
===============================================================  ========    ========    ========    =======    ========

(a)        The Fund commenced operations on May 5, 1995.

(b) Net investment income (loss) per unit has been calculated based upon a monthly average of units outstanding.

(c) Total return calculation (not annualized for the period ended December 31, 1995) is based on the value of a single unit of participation outstanding throughout the period. It represents the percentage change in the net asset value per unit between the beginning and end of the period. The calculation includes only those expenses charged directly to the Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(d)        Annualized for the period ended December 31, 1995.

(e) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.

(f) Ratio excludes income retained by funds in which the Fund invests (see Note 2).


   The accompanying notes are an integral part of these financial statements.

                                     SAI-83

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                    LIFECYCLE FUND GROUP TRUST--CONSERVATIVE

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1999


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

     State Street Bank and Trust Company ("State Street Bank") Lifecycle Fund Group Trust -- Conservative (the "Fund") was formed by State Street Bank under a Declaration of Trust. The investment objective of the Fund is to seek to provide current income and a low to moderate growth of capital. The Fund will attempt to achieve its investment objective by investing in other collective investment funds (each an "underlying fund"), including funds managed by the Trustee. Refer to the financial statements of each underlying fund for disclosure of its accounting policies. State Street Bank is Trustee and custodian of the Fund. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


 A. SECURITY VALUATION

     Investments in regulated investment companies or other State Street Bank collective investment funds are valued at the net asset value per share/unit on the valuation date. Short-term investments, if any, are stated at amortized cost, which approximates market value.


 B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

     Security transactions are accounted for on trade date. The cost of securities contributed to, and proceeds related to securities delivered by, the Fundin connection with the issuance and redemption of units of participation are based on the valuations of those securities determined as described above. The cost of securities delivered and the net gain or loss on securities sold are determined using the average cost method. Dividend income, if any, is recorded net of applicable withholding taxes on the ex-dividend date. Interest income earned on securities, if any, is recorded on the accrual basis.

     State Street Bank collective investment fund(s), in which the Fund invests, may retain investment income and net realized gains. Accordingly, realized and unrealized gains and losses reported by the Fund may include a component attributable to investment income.


 C. INCOME TAXES

     It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal income taxes and no federal income tax provision is required.


 D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

     The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made based upon the value of the Fund as of the Fund's valuation date last preceding the date on which such order to contribute or withdraw assets is received, adjusted for the related market effect and transaction costs which are allocated to the applicable participant. Transaction costs include brokerage commissions, taxes and other direct costs related to security transactions. Market effect is the difference between the execution price of the


                                     SAI-84

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                    LIFECYCLE FUND GROUP TRUST--CONSERVATIVE

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1999


investment on the trade date and the investment's closing market value on the valuation date. The Trustee, in its sole discretion, reserves the right to value any contribution or withdrawal as of the next succeeding valuation date or another date as the Trustee deems appropriate.


 E. EXPENSES

     Under the Declaration of Trust, the Fund may pay certain expenses for services received during the year, including:

     Administration Fee: The Trustee is paid an annual fee of $12,000 for the administration of the Fund.

     Management Fee: The Trustee is paid a management fee at the annual rate of 0.17% of the Fund's average net asset value.


 F. DISTRIBUTIONS TO PARTICIPANTS

     Net investment income and net realized gains are retained by the Fund.


 G. USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.


3. GLOBAL SECURITIES LENDING PROGRAM

     Fund participants have authorized the Fund to invest in certain collective investment funds that participate in the Global Securities Lending Program maintained by State Street Bank.


4. INVESTMENT TRANSACTIONS

     Purchases and sales of securities, excluding short-term investments and including in-kind contributions and redemptions, if any, during the year ended December 31, 1999 were $5,763,264 and $7,061,817, respectively, resulting in a net realized gain (loss) of $609,280. This gain (loss) is prior to the recognition of the market effect and transaction costs associated with contributions and redemptions.


                                     SAI-85

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                    LIFECYCLE FUND GROUP TRUST--CONSERVATIVE

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1999


5. UNITS OF PARTICIPATION

     Participant transactions for the Fund were as follows:




                                                           YEAR ENDED DECEMBER 31,
                                       ----------------------------------------------------------------
                                                    1999                              1998
                                       -------------------------------   ------------------------------
                                           UNITS            AMOUNT           UNITS           AMOUNT
                                       -------------   ---------------   -------------   --------------
   Units issued ....................       420,564      $  6,057,061         927,648      $ 12,468,399
   Units redeemed ..................      (524,771)       (7,590,473)       (547,819)       (7,399,493)
                                          --------      ------------        --------      ------------
   Net increase (decrease) .........      (104,207)     $ (1,533,412)        379,829      $  5,068,906
                                          ========      ============        ========      ============

   All of the Fund's units outstanding were held by 1 unitholder at December 31, 1999.

   During the year ended December 31, 1999, the net market effect and transaction costs (absorbed by) credited to participants in issuance and redemption of Fund units were $0.


                                     SAI-86

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Trustee of
State Street Bank and Trust Company
Lifecycle Fund Group Trust -- Moderate


In our opinion, the accompanying statement of assets and liabilities and the related statements of operations and of changes in net assets and the selected per unit data present fairly, in all material respects, the financial position of State Street Bank and Trust Company Lifecycle Fund Group Trust -- Moderate at December 31, 1999, and the results of its operations, the changes in its net assets and the selected per unit data for the periods indicated, in conformity with accounting principles generally accepted in the United States. These financial statements and selected per unit data (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1999 by correspondence with the custodian, provide a reasonable basis for the opinion expressed above.





PricewaterhouseCoopers LLP

March 15, 2000

                                     SAI-87

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST--MODERATE


Statement of Assets and Liabilities
December 31, 1999
--------------------------------------------------------------------------------

ASSETS
Investments in State Street Bank and Trust Company
 Collective Investment Funds:
    Daily EAFE Non-Lending Fund (1,518,143 units) ..............................    $ 20,027,346
    Daily Government/Corporate Bond Fund (2,848,521 units) .....................      39,659,965
    Russell 2000 Fund (483,111 units) ..........................................      13,419,844
    S&P 500 Flagship Fund (187,397 units) ......................................      46,434,277
    Short Term Investment Fund (13,214,473 units) ..............................      13,214,473
---------------------------------------------------------------------------------   ------------
    Total investments, at value (cost $99,909,576) ..............................    132,755,905
---------------------------------------------------------------------------------   ------------
Interest receivable ............................................................          62,761
---------------------------------------------------------------------------------   ------------
Dividends from securities lending fee income receivable ........................           1,078
---------------------------------------------------------------------------------   ------------
    Total assets ................................................................    132,819,744
---------------------------------------------------------------------------------   ------------
LIABILITIES
Payable for Fund units redeemed ................................................          34,990
Accrued expenses ...............................................................          21,003
---------------------------------------------------------------------------------   ------------
    Total liabilities ...........................................................         55,993
---------------------------------------------------------------------------------   ------------
NET ASSETS (equivalent to $19.16 per unit based on 6,927,507 units outstanding)     $132,763,751
=================================================================================   ============

   The accompanying notes are an integral part of these financial statements.

                                     SAI-88

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST--MODERATE


Statement of Operations
Year ended December 31, 1999

--------------------------------------------------------------------------------

INVESTMENT INCOME
 Interest ...............................................................    $   679,386
 Dividends from securities lending fee income ...........................         11,943
--------------------------------------------------------------------------   -----------
   Total investment income ..............................................        691,329
--------------------------------------------------------------------------   -----------
EXPENSES
 Administration .........................................................         12,000
 Audit ..................................................................          5,000
 Legal ..................................................................         12,000
 Management .............................................................        222,463
--------------------------------------------------------------------------   -----------
   Total expenses .......................................................        251,463
--------------------------------------------------------------------------   -----------
   Net investment income ...............................................         439,866
--------------------------------------------------------------------------   -----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
   Net realized gain (loss) .............................................      8,157,928
   Net change in unrealized appreciation (depreciation) .................      7,489,948
--------------------------------------------------------------------------   -----------
   Net realized and unrealized gain (loss) on investments ........ ......     15,647,876
--------------------------------------------------------------------------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS .........    $16,087,742
==========================================================================   ===========





   The accompanying notes are an integral part of these financial statements.

                                     SAI-89

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST--MODERATE


Statement of Changes in Net Assets


                                                                                        YEAR ENDED DECEMBER 31,
                                                                                          1999            1998
                                                                                    --------------- ---------------
FROM OPERATIONS
Net investment income .............................................................  $    439,866    $    436,579
Net realized gain (loss) on investments ...........................................     8,157,928      11,197,178
Net change in unrealized appreciation (depreciation) on investments ...............     7,489,948       5,514,425
-----------------------------------------------------------------------------------  ------------    ------------
   Net increase (decrease) in net assets resulting from operations ................    16,087,742      17,148,182
-----------------------------------------------------------------------------------  ------------    ------------
FROM PARTICIPANT TRANSACTIONS
Net increase (decrease) in net assets resulting from participant transactions .....    (8,736,089)       (171,083)
-----------------------------------------------------------------------------------  ------------    ------------
Net increase (decrease) in net assets .............................................     7,351,653      16,977,099
NET ASSETS
   Beginning of year ..............................................................   125,412,098     108,434,999
-----------------------------------------------------------------------------------  ------------    ------------
   End of year ....................................................................  $132,763,751    $125,412,098
===================================================================================  ============    ============





   The accompanying notes are an integral part of these financial statements.

                                     SAI-90

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST--MODERATE


Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Period)



                                                                              PERIOD ENDED DECEMBER 31,
                                                                              --------------------------
                                                                                  1999          1998
                                                                              ------------ -------------
Net investment income (loss) (b) ............................................   $   0.06     $    0.06
Net realized and unrealized gain (loss) .....................................       2.14          2.30
-----------------------------------------------------------------------------   --------     ---------
Net increase (decrease) .....................................................       2.20          2.36
NET ASSET VALUE
Beginning of period .........................................................      16.96         14.60
-----------------------------------------------------------------------------   --------     ---------
End of period ...............................................................   $  19.16     $   16.96
=============================================================================   ========     =========
Total return (%) (c) ........................................................      12.97         16.16
=============================================================================   ========     =========
Ratio of expenses to average net assets (%) (d) (e) .........................       0.19          0.19
Ratio of net investment income (loss) to average net assets (%) (d) (f) .....       0.34          0.37
Portfolio turnover (%) ......................................................         33            46
Net assets, end of period (000s) ............................................   $132,764     $ 125,412
=============================================================================   ========     =========



                                                                                    PERIOD ENDED DECEMBER 31,
                                                                              -------------------------------------
                                                                                   1997         1996      1995 (a)
                                                                              ------------- ----------- -----------
Net investment income (loss) (b) ............................................   $    0.05    $   0.04    $  (0.01)
Net realized and unrealized gain (loss) .....................................        2.11        1.27        1.14
------------------------------------------------------------------------------  ---------    --------    --------
Net increase (decrease) .....................................................        2.16        1.31        1.13
NET ASSET VALUE
Beginning of period .........................................................       12.44       11.13       10.00
------------------------------------------------------------------------------  ---------    --------    --------
End of period ...............................................................   $   14.60    $  12.44    $  11.13
==============================================================================  =========    ========    ========
Total return (%) (c) ........................................................       17.36       11.77       11.30
==============================================================================  =========    ========    ========
Ratio of expenses to average net assets (%) (d) (e) .........................        0.20        0.20        0.52
Ratio of net investment income (loss) to average net assets (%) (d) (f) .....        0.37        0.35      ( 0.07)
Portfolio turnover (%) ......................................................          22          18          30
Net assets, end of period (000s) ............................................   $ 108,435    $ 88,273    $ 76,246
==============================================================================  =========    ========    ========

(a)        The Fund commenced operations on April 26, 1995.

(b) Net investment income (loss) per unit has been calculated based upon a monthly average of units outstanding.

(c) Total return calculation (not annualized for the period ended December 31, 1995) is based on the value of a single unit of participation outstanding throughout the period. It represents the percentage change in the net asset value per unit between the beginning and end of the period. The calculation includes only those expenses charged directly to the Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(d)        Annualized for the period ended December 31, 1995.

(e) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.

(f) Ratio excludes income retained by funds in which the Fund invests (see Note 2).


   The accompanying notes are an integral part of these financial statements.

                                     SAI-91

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                      LIFECYCLE FUND GROUP TRUST--MODERATE

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1999


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

     State Street Bank and Trust Company ("State Street Bank") Lifecycle Fund Group Trust--Moderate (the "Fund") was formed by State Street Bank under a Declaration of Trust. The investment objective of the Fund is to seek to provide growth of capital and a reasonable level of current income. The Fund will attempt to achieve its investment objective by investing in other collective investment funds (each an "underlying fund"), including funds managed by the Trustee. Refer to the financial statements of each underlying fund for disclosure of its accounting policies. State Street Bank is Trustee and custodian of the Fund. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


 A. SECURITY VALUATION

     Investments in regulated investment companies or other State Street Bank collective investment funds are valued at the net asset value per share/unit on the valuation date. Short-term investments, if any, are stated at amortized cost, which approximates market value.


 B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

     Security transactions are accounted for on trade date. The cost of securities contributed to, and proceeds related to securities delivered by, the Fundin connection with the issuance and redemption of units of participation are based on the valuations of those securities determined as described above. The cost of securities delivered and the net gain or loss on securities sold are determined using the average cost method. Dividend income, if any, is recorded net of applicable withholding taxes on the ex-dividend date. Interest income earned on securities, if any, is recorded on the accrual basis.

     State Street Bank collective investment fund(s), in which the Fund invests, may retain investment income and net realized gains. Accordingly, realized and unrealized gains and losses reported by the Fund may include a component attributable to investment income.


 C. INCOME TAXES

     It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal income taxes and no federal income tax provision is required.


 D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

     The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made based upon the value of the Fund as of the Fund's valuation date last preceding the date on which such order to contribute or withdraw assets is received, adjusted for the related market effect and transaction costs which are allocated to the applicable participant. Transaction costs include brokerage commissions, taxes and other direct costs related to security transactions. Market effect is the difference between the execution price of the


                                     SAI-92

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                      LIFECYCLE FUND GROUP TRUST--MODERATE

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1999

investment on the trade date and the investment's closing market value on the valuation date. The Trustee, in its sole discretion, reserves the right to value any contribution or withdrawal as of the next succeeding valuation date or another date as the Trustee deems appropriate.


E. EXPENSES


     Under the Declaration of Trust, the Fund may pay certain expenses for services received during the year, including:


     Administration Fee: The Trustee is paid an annual fee of $12,000 for the administration of the Fund.


     Management Fee: The Trustee is paid a management fee at the annual rate of 0.17% of the Fund's average net asset value.


F. DISTRIBUTIONS TO PARTICIPANTS


     Net investment income and net realized gains are retained by the Fund.


G. USE OF ESTIMATES


     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.


3. GLOBAL SECURITIES LENDING PROGRAM


     Fund participants have authorized the Fund to invest in certain collective investment funds that participate in the Global Securities Lending Program maintained by State Street Bank.


4. INVESTMENT TRANSACTIONS


     Purchases and sales of securities, excluding short-term investments and including in-kind contributions and redemptions, if any, during the year ended December 31, 1999 were $43,345,218 and $52,352,272, respectively, resulting in a net realized gain (loss) of $8,157,928. This gain (loss) is prior to the recognition of the market effect and transaction costs associated with contributions and redemptions.


                                     SAI-93

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                      LIFECYCLE FUND GROUP TRUST--MODERATE

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1999

5. UNITS OF PARTICIPATION

   Participant transactions for the Fund were as follows:



                                                            YEAR ENDED DECEMBER 31,
                                    -----------------------------------------------------------------------
                                                   1999                                 1998
                                    ----------------------------------   ----------------------------------
                                         UNITS             AMOUNT             UNITS             AMOUNT
                                    ---------------   ----------------   ---------------   ----------------
Units issued ....................         820,220      $  14,212,487         1,398,678      $  21,978,243
Units redeemed ..................      (1,288,057)       (22,948,576)       (1,431,640)       (22,149,326)
                                       ----------      -------------        ----------      -------------
Net increase (decrease) .........        (467,827)     $  (8,736,089)          (32,962)     $    (171,083)
                                       ==========      =============        ==========      =============

     All of the Fund's units outstanding were held by 1 unitholder at December 31, 1999.

     During the year ended December 31, 1999, the net market effect and transaction costs (absorbed by) credited to participants in issuance and redemption of Fund units were $0.


                                     SAI-94

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Trustee of
State Street Bank and Trust Company
S&P 500 Flagship Fund
and State Street Bank and Trust Company
S&P 500 Index Fund with Futures



In our opinion, the accompanying combined statement of assets and liabilities, including the combined schedule of investments, and the related combined statements of operations and of changes in net assets and the selected per unit data present fairly, in all material respects, the financial position of State Street Bank and Trust Company S&P 500 Flagship Fund and State Street Bank and Trust Company S&P 500 Index Fund with Futures at December 31, 1999, and the results of their operations, the changes in their net assets and their selected per unit data for the periods indicated, in conformity with accounting principles generally accepted in the United States. These financial statements and selected per unit data (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1999 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP
February 26, 2000


                                     SAI-95

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Statement of Assets and Liabilities
December 31, 1999
--------------------------------------------------------------------------------



ASSETS
Investments in securities, at value (cost $55,881,060,232) ...............................  $89,768,941,879
Cash .....................................................................................        8,338,436
Investments in State Street Bank and Trust Company Quality A Short-Term Investment Fund,
  at value ...............................................................................    1,488,526,989
Receivable for Fund units issued .........................................................       34,636,770
Receivable for investments sold ..........................................................        8,297,014
Variation margin receivable ..............................................................        2,364,279
Dividends receivable .....................................................................       79,724,074
Interest receivable ......................................................................        3,535,290
Tax reclaims receivable ..................................................................       14,854,644
------------------------------------------------------------------------------------------  ---------------
 Total assets ............................................................................   91,409,219,375
------------------------------------------------------------------------------------------  ---------------
LIABILITIES
Payable for collateral on securities loaned ..............................................    1,488,526,989
Payable for investments purchased ........................................................       25,621,560
Accrued expenses .........................................................................           54,227
------------------------------------------------------------------------------------------  ---------------
 Total liabilities .......................................................................    1,514,202,776
------------------------------------------------------------------------------------------  ---------------
NET ASSETS ...............................................................................  $89,895,016,599
==========================================================================================  ===============
S&P 500 Flagship Fund
 (304,996,605 units outstanding, at $247.79 per unit net asset value) ....................  $75,573,718,243
S&P 500 Index Fund with Futures
 (57,797,175 units outstanding, at $247.79 per unit net asset value) .....................   14,321,298,356
------------------------------------------------------------------------------------------  ---------------
                                                                                            $89,895,016,599
                                                                                            ===============



   The accompanying notes are an integral part of these financial statements.

                                     SAI-96

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Statement of Operations
Year ended December 31, 1999
--------------------------------------------------------------------------------



INVESTMENT INCOME
 Dividends (net of taxes withheld of $2,387) .............................................  $   969,839,588
 Interest ................................................................................       39,125,767
 Securities lending fee income (net of related expenses) allocated to the S&P 500 Flagship
   Fund ..................................................................................        3,157,080
                                                                                            ---------------
    Total investment income ..............................................................    1,012,122,435
------------------------------------------------------------------------------------------  ---------------
EXPENSES
 Audit ...................................................................................           30,000
 Custody .................................................................................          731,541
------------------------------------------------------------------------------------------  ---------------
    Total expenses .......................................................................          761,541
------------------------------------------------------------------------------------------  ---------------
    Net investment income ................................................................    1,011,360,894
------------------------------------------------------------------------------------------  ---------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS, FOREIGN CURRENCY AND FUTURES
CONTRACTS
 Net realized gain (loss):
   Investments and foreign currency ......................................................    2,740,452,574
   Futures contracts .....................................................................      101,961,781
------------------------------------------------------------------------------------------  ---------------
                                                                                              2,842,414,355
                                                                                            ---------------
 Net change in unrealized appreciation (depreciation):
   Investments ...........................................................................   10,906,340,821
   Futures contracts .....................................................................       11,681,152
------------------------------------------------------------------------------------------  ---------------
                                                                                             10,918,021,973
                                                                                            ---------------
   Net realized and unrealized gain (loss) on investments, foreign currency and futures
    contracts ............................................................................   13,760,436,328
------------------------------------------------------------------------------------------  ---------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS ..........................  $14,771,797,222
==========================================================================================  ===============




   The accompanying notes are an integral part of these financial statements.

                                     SAI-97

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Statement of Changes in Net Assets





                                                                                                 YEAR ENDED DECEMBER 31,
                                                                                                 1999                1998
                                                                                         ------------------- -------------------
FROM OPERATIONS
Net investment income ..................................................................   $ 1,011,360,894     $   811,777,247
Net realized gain (loss) on investments, foreign currency and futures contracts ........     2,842,414,355       3,033,892,483
Net change in unrealized appreciation (depreciation) on investments and futures
 contracts .............................................................................    10,918,021,973       9,565,238,865
----------------------------------------------------------------------------------------   ---------------     ---------------
Net increase (decrease) in net assets resulting from operations ........................    14,771,797,222      13,410,908,595
----------------------------------------------------------------------------------------   ---------------     ---------------
Distributions of securities lending fee income allocated to the S&P 500 Flagship Fund
 participants ..........................................................................        (3,157,080)         (2,075,010)
----------------------------------------------------------------------------------------   ---------------     ---------------
FROM PARTICIPANT TRANSACTIONS
Net increase (decrease) in net assets resulting from participant transactions ..........    12,442,118,485       5,048,569,358
----------------------------------------------------------------------------------------   ---------------     ---------------
Net increase (decrease) in net assets ..................................................    27,210,758,627      18,457,402,943
NET ASSETS
 Beginning of year .....................................................................    62,684,257,972      44,226,855,029
----------------------------------------------------------------------------------------   ---------------     ---------------
 End of year ...........................................................................   $89,895,016,599     $62,684,257,972
========================================================================================   ===============     ===============


   The accompanying notes are an integral part of these financial statements.

                                     SAI-98

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FUND


Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Year)


                                                                                 YEAR ENDED DECEMBER 31,
                                                            ------------------------------------------------------------------
                                                                1999          1998          1997          1996         1995
                                                            -----------   -----------   -----------   -----------   ----------
Net investment income (a) ...............................    $   2.98      $   2.76      $   2.64      $   2.48      $  2.24
Net realized and unrealized gain (loss) .................       40.09         42.70         37.22         19.86        24.26
----------------------------------------------------------   --------      --------      --------      --------      -------
Net increase (decrease) .................................       43.07         45.46         39.86         22.34        26.50
NET ASSET VALUE
Beginning of year .......................................      204.72        159.26        119.40         97.06        70.56
----------------------------------------------------------   --------      --------      --------      --------      -------
End of year .............................................    $ 247.79      $ 204.72      $ 159.26      $ 119.40      $ 97.06
----------------------------------------------------------   --------      --------      --------      --------      -------
Total return (%) (b) ....................................       21.04         28.54         33.38         23.02        37.56
==========================================================   ========      ========      ========      ========      =======
Ratio of expenses to average net assets (%) (c) .........        0.00          0.00          0.00          0.00         0.00
Ratio of net investment income (loss) to average net
 assets (%) .............................................        1.34          1.55          1.85          2.33         2.66
Portfolio turnover (%) ..................................          13            18            18            27           10
----------------------------------------------------------   --------      --------      --------      --------      -------
Net assets, end of year (000,000s) ......................    $ 14,321      $ 12,791      $  7,563      $  3,339      $ 2,165
==========================================================   ========      ========      ========      ========      =======

(a) Net investment income per unit has been calculated based upon a monthly average of units outstanding.

(b) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Non-Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(c)        Zero amount represents that which is less than 0.005%.



   The accompanying notes are an integral part of these financial statements.

                                     SAI-99

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND


Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Year)



                                                                                   YEAR ENDED DECEMBER 31,
                                                              ------------------------------------------------------------------
                                                                  1999          1998          1997          1996         1995
                                                              -----------   -----------   -----------   -----------   ----------
Net investment income (a) .................................    $   2.99      $   2.77      $   2.64      $   2.48      $  2.24
Net realized and unrealized gain (loss) ...................       40.09         42.70         37.22         19.86        24.26
Distribution of securities lending fee income (b) .........     (  0.01)      (  0.01)      (  0.00)      (  0.00)      ( 0.00)
------------------------------------------------------------   --------      --------      --------      --------      -------
Net increase (decrease) ...................................       43.07         45.46         39.86         22.34        26.50
NET ASSET VALUE
Beginning of year .........................................      204.72        159.26        119.40         97.06        70.56
------------------------------------------------------------   --------      --------      --------      --------      -------
End of year ...............................................    $ 247.79      $ 204.72      $ 159.26      $ 119.40      $ 97.06
------------------------------------------------------------   --------      --------      --------      --------      -------
Total return (%) (c) ......................................       21.04         28.55         33.38         23.02        37.56
============================================================   ========      ========      ========      ========      =======
Ratio of expenses to average net assets (%) (d) ...........        0.00          0.00          0.00          0.00         0.00
Ratio of net investment income (loss) to average net
 assets (%) ...............................................        1.35          1.55          1.86          2.33         2.66
Portfolio turnover (%) ....................................          13            18            18            27           10
------------------------------------------------------------   --------      --------      --------      --------      -------
Net assets, end of year (000,000s) ........................    $ 75,574      $ 49,893      $ 36,664      $ 20,916      $15,135
============================================================   ========      ========      ========      ========      =======

(a) Net investment income per unit has been calculated based upon a monthly average of units outstanding.

(b) Zero amount represents that which is less than $0.005 per unit or $(0.005) if negative.

(c) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year and assumes reinvestment of distributions. The calculation includes only those expenses charged directly to the Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(d)        Zero amount represents that which is less than 0.005%.





   The accompanying notes are an integral part of these financial statements.

                                    SAI-100

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



--------------------------------------------------------------------------------
                                                  SHARES             VALUE
                                               ------------   ------------------
COMMON STOCK--99.0% (unless otherwise noted)
3COM Corp. .................................     2,489,626     $   117,012,422
Abbott Laboratories ........................    10,952,213         397,702,235
Adaptec Inc.  ..............................       758,635          37,836,921
ADC Telecommunications Inc. ................     1,078,388          78,250,529
Adobe Systems Inc.  ........................       877,050          58,981,613
Adolph Coors Co. Class B ...................       272,129          14,286,773
Advanced Micro Devices Inc. ................     1,044,336          30,220,473
AES Corp. ..................................     1,486,787         111,137,328
Aetna Inc.  ................................     1,029,655          57,467,620
Aflac Inc.  ................................     1,921,802          90,685,032
Air Products & Chemicals Inc. ..............     1,620,907          54,401,691
Alberto Culver Co. Class B .................       401,382          10,360,673
Albertson's Inc.  ..........................     3,055,084          98,526,459
Alcan Aluminum Ltd. ........................     1,615,763          66,549,239
Alcoa Inc. .................................     2,666,031         221,280,573
Allegheny Technologies Inc. ................       664,514          14,910,033
Allergan Inc. ..............................       958,346          47,677,714
Allied Waste Industries Inc. ...............     1,323,185          11,660,568
Allstate Corp. .............................     5,766,257         138,390,168
Alltel Corp. ...............................     2,221,173         183,663,242
Alza Corp. .................................       746,388          25,843,685
Amerada Hess Corp. .........................       672,487          38,163,637
Ameren Corp. ...............................       975,492          31,947,363
America Online Inc. ........................    16,127,760       1,216,637,895
American Electric Power Co., Inc. ..........     1,399,249          44,950,874
American Express Corp. .....................     3,237,527         538,238,864
American General Corp. .....................     1,806,544         137,071,526
American Greetings Corp. Class A ...........       531,821          12,564,271
American Home Products Corp. ...............     9,451,361         372,738,049
American International Group Inc. ..........    11,169,790       1,207,733,544
Amgen Inc. .................................     7,378,108         443,147,612
AMR Corp. ..................................     1,068,203          71,569,601
AmSouth Bancorp. ...........................     2,802,991          54,132,764
Anadarko Petroleum Corp. ...................       875,378          29,872,274

   The accompanying notes are an integral part of these financial statements.

                                    SAI-101

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)          SHARES              VALUE
---------------------------------------------------   ---------------   ------------------
Analog Devices Inc. ...............................       1,239,555      $   115,278,615
Andrew Corp. ......................................         635,022           12,025,729
Anheuser Busch Cos., Inc. .........................       3,364,693          238,472,616
Aon Corp. .........................................       1,848,984           73,959,360
Apache Corp. ......................................         830,425           30,673,823
Apple Computer ....................................       1,164,109          119,684,957
Applied Materials Inc.  ...........................       2,729,147          345,748,811
Archer Daniels Midland Co .........................       4,461,396.          54,373,264
Armstrong World Industries Inc.  ..................         289,111            9,649,080
Ashland Inc.  .....................................         533,163           17,561,056
Associates First Capital Corp. Class A ............       5,282,976          144,951,654
AT&T Corp. ........................................      23,052,539        1,169,916,354
Atlantic Richfield Co. ............................       2,344,675          202,814,387
Autodesk Inc. .....................................         416,927           14,071,286
Automatic Data Processing Inc. ....................       4,475,502          241,117,670
Autozone Inc. .....................................       1,041,790           33,662,839
Avery Dennison Corp. ..............................         824,826           60,109,195
Avon Products Inc. ................................       1,748,422           57,697,926
B.F. Goodrich Co. .................................         791,829           21,775,298
Baker Hughes Inc. .................................       2,412,034           50,803,466
Ball Corp. ........................................         205,872            8,106,210
Bank America Corp. ................................      12,326,195          618,620,912
Bank of New York Co., Inc. ........................       5,291,948          211,677,920
Bank One Corp. ....................................       8,274,145          265,289,774
Barrick Gold Corp. ................................       2,801,966           49,559,774
Bausch & Lomb Inc. ................................         429,483           29,392,743
Baxter International Inc. .........................       2,097,308          131,737,159
BB&T Corp. ........................................       2,264,342           61,986,362
Bear Stearns & Cos., Inc. .........................         854,401           36,525,643
Becton Dickinson & Co. ............................       1,832,549           49,020,686
Bed Bath & Beyond Inc. ............................       1,016,813           35,334,252
Bell Atlantic Corp. ...............................      11,194,642          689,170,160
Bellsouth Corp. ...................................      13,591,382          636,246,570
Bemis Co., Inc. ...................................         368,865           12,864,167
Best Buy Co., Inc. ................................       1,476,664           74,110,074
Bestfoods .........................................       2,047,759          107,635,332
Bethlehem Steel Corp. .............................         853,173            7,145,324
Biomet Inc. .......................................         826,269           33,050,760

   The accompanying notes are an integral part of these financial statements.

                                    SAI-102

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



---------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES             VALUE
---------------------------------------------------   ------------   ------------------
Black & Decker Corp. ..............................       625,970     $    32,706,933
BMC Software Inc. .................................     1,735,650         138,743,522
Boeing Co.  .......................................     6,742,313         280,227,384
Boise Cascade Corp. ...............................       417,536          16,910,208
Boston Scientific Corp. ...........................     2,951,947          64,573,841
Briggs & Stratton Corp. ...........................       178,568           9,575,709
Bristol-Myers Squibb Co. ..........................    14,311,307         918,607,018
Brown Forman Corp. Class B ........................       494,168          28,291,118
Brunswick Corp. ...................................       754,092          16,778,547
Burlington Northern Santa Fe Inc. .................     3,352,624          81,301,132
Burlington Resources Inc. .........................     1,568,977          51,874,302
C.R. Bard Inc. ....................................       375,703          19,912,259
Cabletron Systems Inc.  ...........................     1,246,749          32,415,474
Campbell Soup Co. .................................     3,134,880         121,280,670
Capital One Financial Corp. .......................     1,430,125          68,914,148
Cardinal Health Inc. ..............................     1,970,452          94,335,389
Carnival Cruise Lines Inc. ........................     4,440,547         212,313,653
Carolina Power & Light Co. ........................     1,160,595          35,325,610
Caterpillar Inc. ..................................     2,577,550         121,305,947
CBS Corp. .........................................     5,511,526         352,393,194
Cendant Corp. .....................................     5,174,465         137,446,727
Centex Corp. ......................................       445,115          10,988,777
Central & South West Corp. ........................     1,573,891          31,477,820
Centurytel Inc. ...................................     1,023,817          48,503,330
Ceridian Corp. ....................................     1,086,486          23,427,354
Champion International Corp. ......................       706,398          43,752,526
Charles Schwab Corp. ..............................     5,888,180         225,958,907
Chase Manhattan Corp. .............................     5,970,204         463,810,223
Chevron Corp. .....................................     4,753,304         411,754,959
Chubb Corp. .......................................     1,292,921          72,807,614
CIGNA Corp. .......................................     1,345,521         108,398,536
Cincinnati Financial Corp. ........................     1,171,164          36,525,677
Cinergy Corp. .....................................     1,116,389          26,932,885
Circuit City Stores Inc. ..........................     1,433,882          64,614,308
Cisco Systems Inc. ................................    23,590,764       2,527,160,593
Citigroup Inc. ....................................    24,376,581       1,354,423,782
Citrix Systems Inc. ...............................       632,800          77,834,400
Clear Channel Communications ......................     2,423,219         216,272,296

   The accompanying notes are an integral part of these financial statements.

                                    SAI-103

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



---------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES             VALUE
---------------------------------------------------   ------------   ------------------
Clorox Co. ........................................     1,665,326     $    83,890,797
CMS Energy Corp. ..................................       861,961          26,882,409
Coastal Corp. .....................................     1,539,477          54,555,216
Coca Cola Co. .....................................    17,852,714       1,039,920,590
Coca Cola Enterprises Inc. ........................     3,081,454          62,014,262
Colgate Palmolive Co. .............................     4,228,222         274,834,430
Columbia Gas System Inc. ..........................       601,588          38,050,441
Columbia/HCA Healthcare Corp. .....................     4,090,651         119,907,207
Comcast Corp. Class A .............................       114,868           5,499,306
Comcast Corp. Class A Special .....................     5,287,096         267,328,791
Comerica Inc. .....................................     1,127,100          52,621,481
Compaq Computer Corp. .............................    12,263,389         331,877,965
Computer Associates International Inc. ............     3,896,322         272,499,020
Computer Sciences Corp. ...........................     1,190,322         112,634,219
Compuware Corp. ...................................     2,581,542          96,162,439
Comverse Technology Inc.  .........................       507,362          73,440,649
ConAgra Inc. ......................................     3,638,153          82,085,827
Conoco Incorporated Class B .......................     4,522,001         112,484,775
Conseco Inc. ......................................     2,372,902          42,415,623
Consolidated Edison Inc. ..........................     1,602,456          55,284,732
Consolidated Natural Gas Co. ......................       695,600          45,170,525
Consolidated Stores Corp. .........................       885,358          14,387,068
Constellation Energy Group ........................     1,144,524          33,191,196
Cooper Industries Inc. ............................       681,946          27,576,191
Cooper Tire & Rubber Co. ..........................       555,993           8,652,641
Corning Inc. ......................................     1,763,958         227,440,335
Costco Wholesale Corporation ......................     1,591,722         145,244,632
Countrywide Credit Industries Inc.  ...............       809,642          20,443,461
Crane Co. .........................................       475,291           9,446,409
Crown Cork & Seal Co., Inc. .......................       878,955          19,666,618
CSX Corp. .........................................     1,572,673          49,342,615
Cummins Engine Co., Inc. ..........................       298,644          14,428,238
CVS Corp. .........................................     2,835,624         113,247,733
Dana Corp. ........................................     1,209,292          36,203,179
Danaher Corp. .....................................     1,006,257          48,551,900
Darden Restaurants Inc. ...........................       947,145          17,167,003
Dayton Hudson Corp. ...............................     3,179,167         233,470,077
Deere & Co.  ......................................     1,708,938          74,125,186

   The accompanying notes are an integral part of these financial statements.

                                    SAI-104

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



---------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES             VALUE
---------------------------------------------------   ------------   ------------------
Dell Computer Corp. ...............................    18,331,070     $   934,884,570
Delphi Automotive Systems Corp. ...................     4,101,976          64,606,122
Delta Air Lines Inc. ..............................       958,097          47,725,207
DeLuxe Corp. ......................................       559,842          15,360,665
Dillards Inc.  Class A ............................       812,174          16,395,763
Dollar General Corp. ..............................     1,623,423          36,932,873
Dominion Resources Inc. ...........................     1,378,689          54,113,543
Dover Corp. .......................................     1,496,672          67,911,492
Dow Chemical Co. ..................................     1,589,408         212,384,644
Dow Jones & Co., Inc. .............................       661,052          44,951,536
DTE Energy Co. ....................................     1,040,601          32,648,856
Duke Power Co. ....................................     2,631,909         131,924,439
Dun & Bradstreet Corp. ............................     1,171,877          34,570,372
E.I. du Pont de Nemours & Co. .....................     7,523,939         495,639,482
Eastern Enterprises ...............................       205,299          11,791,861
Eastman Chemical Co. ..............................       586,230          27,955,843
Eastman Kodak Co. .................................     2,305,933         152,768,061
Eaton Corp. .......................................       521,762          37,892,965
Ecolab Inc. .......................................       926,010          36,230,141
Edison International ..............................     2,514,983          65,861,117
El Paso Energy Corp. ..............................     1,643,409          63,784,812
Electronic Data Systems Corp. .....................     3,412,357         228,414,647
Eli Lilly & Co. ...................................     7,862,760         522,873,540
EMC Corp. .........................................     7,350,401         803,031,309
Emerson Electric Co. ..............................     3,139,973         180,155,951
Engelhard Corp. ...................................       931,121          17,574,909
Enron Corp. .......................................     5,128,179         227,562,943
Entergy Corp. .....................................     1,797,063          46,274,372
Equifax Inc. ......................................     1,020,505          24,045,649
Exxon Mobil Corp. .................................    24,913,797       2,007,117,771
FDX Corp. .........................................     2,142,230          87,697,541
Federal Home Loan Mortgage Corp. ..................     5,010,608         235,811,739
Federated Department Stores Inc. ..................     1,514,531          76,578,474
Fifth Third Bancorp ...............................     2,169,544         159,190,291
First Data Corp. ..................................     3,021,023         148,974,197
First Union Corp. .................................     6,965,294         228,548,709
Firstar Corp. (Wisconsin) .........................     7,066,838         149,286,953
Firstenergy Corp. .................................     1,711,303          38,825,187

   The accompanying notes are an integral part of these financial statements.

                                    SAI-105

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



---------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)             SHARES              VALUE
------------------------------------------------------   ---------------   ------------------
Fleet Boston Corp. ...................................       6,605,421      $   229,951,219
Fleetwood Enterprises Inc.  ..........................         248,433            5,123,931
Florida Progress Corp. ...............................         714,967           30,252,041
Fluor Corp. ..........................................         563,107           25,832,534
FMC Corp. ............................................         236,608           13,560,596
FNMA .................................................       7,406,946          462,471,191
Ford Motor Co. .......................................       8,746,938          467,414,499
Fort James Corp. .....................................       1,638,485           44,853,527
Fortune Brands Inc. ..................................       1,182,587           39,099,283
Foster Wheeler Corp. .................................         380,424            3,376,263
FPL Group Inc. .......................................       1,302,531           55,764,608
Franklin Resources Inc. ..............................       1,818,740           58,313,351
Freeport-McMoran Copper & Gold Inc.  Class B .........       1,214,592           25,658,256
Gannett Co., Inc. ....................................       2,016,616          164,480,242
Gap Inc. .............................................       6,172,108          283,916,968
Gateway Inc. .........................................       2,268,518          163,475,078
General Dynamics Corp. ...............................       1,445,739           76,262,732
General Electric Co. .................................      23,689,810        3,665,998,097
General Instrument Corp. .............................       1,244,444          105,777,740
General Mills Inc. ...................................       2,189,750           78,283,562
General Motors Corp. .................................       4,629,252          336,488,755
Genuine Parts Co. ....................................       1,297,270           32,188,512
Georgia Pacific Corp. ................................       1,232,681           62,558,561
Gillette Co.  ........................................       7,761,533          319,678,140
Global Crossing Limited ..............................       5,471,213          273,560,650
Golden West Financial Corp. ..........................       1,253,455           41,990,743
Goodyear Tire & Rubber Co. ...........................       1,138,610           32,094,569
GPU Inc. .............................................         893,531           26,750,084
Great Atlantic & Pacific Tea Co., Inc. ...............         275,223            7,671,841
Great Lakes Chemical Corp ............................         414,506.          15,828,948
GTE Corp. ............................................       7,011,047          494,717,004
Guidant Corp. ........................................       2,148,857          100,996,279
H&R Block Inc.  ......................................         705,763           30,877,131
H.J. Heinz Co. .......................................       2,591,238          103,163,663
Halliburton Co. ......................................       3,188,735          128,346,584
Harcourt General Inc. ................................         491,154           19,768,949
Harrahs Entertainment Inc. ...........................         962,952           25,458,044
Hartford Financial Services Group ....................       1,639,068           77,650,846

   The accompanying notes are an integral part of these financial statements.

                                    SAI-106

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



---------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES             VALUE
---------------------------------------------------   ------------   ------------------
Hasbro Inc. .......................................     1,426,255     $    27,187,986
Healthsouth Rehabilitation ........................     3,078,738          16,548,217
Hercules Inc. .....................................       703,326          19,605,212
Hershey Foods Corp. ...............................     1,014,992          48,212,120
Hewlett Packard Co. ...............................     7,314,616         833,409,060
Hilton Hotels Corp. ...............................     2,279,140          21,936,723
Home Depot Inc. ...................................    16,610,318       1,138,844,894
Homestake Mining Co. ..............................     1,725,205          13,478,164
Honeywell International Inc. ......................     5,721,958         330,085,452
Household International Inc. ......................     3,392,017         126,352,633
Humana Inc. .......................................     1,205,696           9,871,636
Huntington Bancshares Inc. ........................     1,610,681          38,455,009
Huttig Building Prods Incorporated ................       104,709             517,001
IBM Corp. .........................................    13,013,955       1,405,507,140
Ikon Office Solutions Inc. ........................     1,056,975           7,200,642
Illinois Tool Works Inc. ..........................     2,167,665         146,452,867
IMS Health Inc.  ..................................     2,262,513          61,512,072
INCO Ltd. .........................................     1,376,670          32,351,745
Ingersoll Rand Co.  ...............................     1,211,497          66,708,054
Intel Corp. .......................................    24,125,163       1,985,802,479
International Flavors & Fragrances ................       758,109          28,618,615
International Paper Co. ...........................     3,023,574         170,642,958
Interpublic Group of Cos., Inc. ...................     2,024,621         116,795,324
ITT Industries Inc. ...............................       647,020          21,634,731
J.C. Penney Co., Inc. .............................     1,949,799          38,874,118
J.P. Morgan & Co., Inc. ...........................     1,247,970         158,024,201
Jefferson-Pilot Corp. .............................       740,170          50,516,603
Johnson & Johnson .................................    10,049,400         935,850,375
Johnson Controls Inc. .............................       614,970          34,976,419
Jostens Inc. ......................................       259,234           6,302,627
K-Mart Corp. ......................................     3,697,065          37,201,717
Kansas City Southern Industries Inc. ..............       779,439          58,165,635
Kaufman & Broad Home Corp. ........................       353,166           8,542,203
Kellogg Co. .......................................     2,929,368          90,261,151
Kerr McGee Corp. ..................................       623,716          38,670,392
Keycorp ...........................................     3,226,574          71,387,950
Kimberly-Clark Corp. ..............................     3,867,215         252,335,779
KLA Instruments Corp. .............................       636,609          70,902,327

   The accompanying notes are an integral part of these financial statements.

                                    SAI-107

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



---------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES             VALUE
---------------------------------------------------   ------------   ------------------
Knight-Ridder Inc. ................................       582,319     $    34,647,981
Kohls Corp. .......................................     1,166,180          84,183,619
Kroger Co. ........................................     6,002,101         113,289,656
Leggett & Platt Inc. ..............................     1,433,039          30,720,774
Lehman Brothers Holdings Inc. .....................       868,715          73,569,302
Lexmark International Group Inc.  Class A .........       921,634          83,407,877
Limited Inc. ......................................     1,552,438          67,239,971
Lincoln National Corp. ............................     1,408,769          56,350,760
Liz Claiborne Inc. ................................       470,670          17,708,959
Lockheed Martin Corp. .............................     2,816,592          61,612,950
Loews Corp. .......................................       774,239          46,986,629
Longs Drug Stores Corp. ...........................       254,076           6,558,337
Louisiana-Pacific Corp. ...........................       767,800          10,941,150
Lowes Cos., Inc. ..................................     2,741,242         163,789,209
LSI Logic Corp. ...................................     1,048,402          70,767,135
Lucent Technologies Inc.  .........................    22,603,401       1,691,016,937
Mallinckrodt Inc. .................................       503,811          16,027,487
Manor Care Inc. ...................................       749,493          11,991,888
Marriott International Inc.  Class A ..............     1,794,547          56,640,390
Marsh & McLennan Cos., Inc. .......................     1,906,639         182,441,519
Masco Corp. .......................................     3,205,422          81,337,583
Mattel Inc. .......................................     3,068,111          40,268,957
May Department Stores Co. .........................     2,422,168          78,114,918
Maytag Corp. ......................................       639,272          30,685,056
MBIA Inc. .........................................       724,414          38,258,114
MBNA Corp. ........................................     5,791,653         157,822,544
McDermott International Inc. ......................       403,632           3,657,915
McDonald's Corp. ..................................     9,783,122         394,382,106
McGraw-Hill Inc. ..................................     1,436,233          88,507,859
MCI Worldcom Inc. .................................    20,356,398       1,080,161,369
Mckesson Hboc Inc. ................................     2,030,723          45,818,188
Mead Corp. ........................................       756,484          32,859,774
MediaOne Group Inc. ...............................     4,339,449         333,323,926
Medtronic Inc. ....................................     8,452,103         307,973,503
Mellon Financial Corp. ............................     3,717,509         126,627,650
Merck & Co., Inc. .................................    16,891,179       1,132,764,692
Meredith Corp. ....................................       363,098          15,136,648
Merrill Lynch & Co., Inc.  ........................     2,658,964         222,023,494

   The accompanying notes are an integral part of these financial statements.

                                    SAI-108

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



---------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES             VALUE
---------------------------------------------------   ------------   ------------------
MGIC Investment Corp. .............................       794,269     $    47,805,065
Micron Technology Inc. ............................     1,946,954         151,375,673
Microsoft Corp. ...................................    37,209,662       4,344,228,038
Milacron Inc. .....................................       266,623           4,099,329
Millipore Corp. ...................................       300,089          11,590,938
Minnesota Mining & Manufacturing Co. ..............     2,893,369         283,188,491
Mirage Resorts Inc. ...............................     1,462,765          22,398,589
Molex Inc. ........................................     1,119,100          63,438,981
Monsanto Co. ......................................     4,579,411         163,141,517
Morgan Stanley Dean Witter Discover & Co. .........     4,018,261         573,606,758
Motorola Inc. .....................................     4,387,698         646,088,530
Nabisco Group Holding .............................     2,292,859          24,361,627
NACCO Industries Inc.  Class A ....................        56,496           3,139,059
National City Corp. ...............................     4,404,088         104,321,834
National Semiconductor Corp. ......................     1,234,282          52,842,698
National Service Industries Inc. ..................       307,268           9,064,406
Navistar International Corp. ......................       470,288          22,279,894
Network Appliance Inc. ............................     1,059,166          87,976,976
New Century Energies Inc. .........................       771,566          23,436,317
New York Times Co.  Class A .......................     1,234,284          60,634,202
Newell Rubbermaid Inc. ............................     2,045,897          59,331,013
Newmont Mining Corp. ..............................     1,144,134          28,031,283
Nextel Communications Inc.  Class A ...............     2,601,617         268,291,753
Niagara Mohawk Holdings Inc. ......................     1,376,252          19,181,512
Nicor Inc. ........................................       339,351          11,028,908
Nike Inc.  class B ................................     2,014,299          99,833,694
Nordstrom Inc. ....................................     1,041,257          27,267,918
Norfolk Southern Corp. ............................     2,756,563          56,509,542
Nortel Networks Corp. .............................     9,635,534         973,188,934
Northern States Power Co. .........................     1,048,143          20,438,789
Northern Trust Corp. ..............................     1,581,140          83,800,420
Northrop Grumman Corp. ............................       501,280          27,100,450
Novell Inc. .......................................     2,366,627          94,517,166
Nucor Corp. .......................................       629,106          34,482,873
Occidental Petroleum Corp. ........................     2,521,813          54,534,206
Office Depot Inc. .................................     2,376,395          25,991,820
Old Kent Financial Corp. ..........................       861,700          30,482,638
Omnicom Group Inc. ................................     1,283,666         128,366,600

   The accompanying notes are an integral part of these financial statements.

                                    SAI-109

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)          SHARES              VALUE
---------------------------------------------------   ---------------   ------------------
Oneok Inc.  .......................................         224,638      $     5,644,030
Oracle Corp. ......................................      10,270,919        1,150,984,860
Owens Corning Fiberglas Corp. .....................         445,351            8,600,841
Owens Illinois Inc.  ..............................       1,059,664           26,557,829
PACCAR Inc. .......................................         563,923           24,988,838
Pactiv Corp. ......................................       1,279,599           13,595,739
Paine Webber Group Inc. ...........................       1,071,913           41,603,623
Pall Corp. ........................................         858,391           18,509,056
Parametric Technology Corp. .......................       1,893,043           51,230,476
Parker Hannifin Corp. .............................         793,211           40,701,639
Paychex Inc. ......................................       1,779,603           71,184,120
PE Corp. ..........................................         739,442           88,964,116
PECO Energy Co. ...................................       1,364,007           47,399,243
Peoples Energy Corp ...............................         283,448.           9,495,508
PeopleSoft Inc. ...................................       1,696,663           36,160,130
Pep Boys -- Manny, Moe & Jack .....................         342,963            3,129,537
PepsiCo Inc. ......................................      10,519,650          370,817,662
Perkinelmer Inc. ..................................         337,573           14,072,574
Pfizer Inc. .......................................      27,987,296          907,837,914
PG&E Corp. ........................................       2,764,325           56,668,663
Pharmacia & Upjohn Inc. ...........................       3,692,064          166,142,880
Phelps Dodge Corp. ................................         606,519           40,712,588
Philip Morris Cos., Inc. ..........................      17,105,191          396,626,616
Phillips Petroleum Co. ............................       1,853,896           87,133,112
Pinnacle West Capital Corp. .......................         607,107           18,554,708
Pitney Bowes Inc. .................................       1,936,940           93,578,414
Placer Dome Inc. ..................................       2,247,243           24,157,862
PNC Bank Corp. ....................................       2,121,309           94,398,250
Polaroid Corp. ....................................         364,108            6,849,782
Potlatch Corp. ....................................         217,906            9,724,055
PP&L Resources Inc. ...............................       1,123,048           25,689,723
PPG Industries Inc. ...............................       1,259,384           78,790,211
Praxair Inc. ......................................       1,152,686           57,994,514
Procter & Gamble Co. ..............................       9,498,426        1,040,671,299
Progressive Corp. .................................         513,153           37,524,313
Providian Financial Corp. .........................       1,035,102           94,258,976
Public Service Enterprise Group Inc. ..............       1,589,252           55,325,835
Pulte Corp. .......................................         305,134            6,865,515

   The accompanying notes are an integral part of these financial statements.

                                    SAI-110

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



---------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES             VALUE
---------------------------------------------------   ------------   ------------------
Quaker Oats Co. ...................................       968,956     $    63,587,738
Qualcomm Inc. .....................................     4,760,404         838,426,154
Quintiles Transnational Corp. .....................       820,700          15,336,831
R.R. Donnelley & Sons Co. .........................       913,675          22,670,561
Ralston Purina Co. ................................     2,345,530          65,381,649
Raytheon Company Class B ..........................     2,437,317          64,741,233
Reebok International Ltd. .........................       402,861           3,298,424
Regions Financial Corp. ...........................     1,581,976          39,747,147
Reliant Energy Inc. ...............................     2,129,043          48,701,859
Republic New York Corp. ...........................       754,971          54,357,912
Reynolds Metals Co. ...............................       461,062          35,328,876
Rite Aid Corp. ....................................     1,829,673          20,469,467
Rockwell International Corp. ......................     1,387,546          66,428,765
Rohm & Haas Co. ...................................     1,598,185          65,026,152
Rowan Cos., Inc. ..................................       627,824          13,615,933
Royal Dutch Petroleum Co. .........................    15,484,730         935,858,369
Russell Corp. .....................................       291,428           4,881,419
Ryder Systems Inc. ................................       542,714          13,262,573
SAFECO Corp. ......................................       965,322          24,012,385
Safeway Inc. ......................................     3,673,383         130,634,683
Sara Lee Corp. ....................................     6,629,342         146,259,858
SBC Communications Inc. ...........................    24,631,263       1,200,774,071
Schering-Plough Corp. .............................    10,588,342         446,695,678
Schlumberger Ltd. .................................     3,916,264         220,289,850
Scientific Atlanta Inc. ...........................       555,752          30,913,705
Seagate Technology ................................     1,507,269          70,182,213
Seagram Co., Ltd. .................................     3,127,340         140,534,841
Sealed Air Corp. ..................................       610,302          31,621,272
Sears Roebuck & Co. ...............................     2,774,870          84,460,106
Sempra Energy .....................................     1,637,733          28,455,611
Service Corp.  International ......................     2,042,896          14,172,591
Shared Medical Systems Corp. ......................       216,427          11,024,250
Sherwin-Williams Co. ..............................     1,195,519          25,105,899
Sigma Aldrich Corp.  ..............................       746,218          22,433,179
Silicon Graphics Inc. .............................     1,324,484          12,996,499
SLM Holding Corp. .................................     1,163,161          49,143,552
Snap On Inc. ......................................       447,477          11,886,108
Solectron Corp.  ..................................     2,118,079         201,482,265

   The accompanying notes are an integral part of these financial statements.

                                    SAI-111

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



---------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES             VALUE
---------------------------------------------------   ------------   ------------------
Southern Co. ......................................     4,907,706     $   115,331,091
Southtrust Corp. ..................................     1,237,257          46,783,780
Southwest Airlines Co. ............................     3,524,818          57,057,991
Springs Industries Inc. ...........................       128,444           5,129,732
Sprint Corp. ......................................     6,278,564         422,625,839
Sprint Corp.  PCS Group Com 1 .....................     3,108,989         318,671,372
St. Jude Medical Inc. .............................       582,575          17,877,770
St. Paul Cos. Inc. ................................     1,677,518          56,511,388
Stanley Works .....................................       664,350          20,013,544
Staples Inc. ......................................     3,331,646          69,131,655
State Street Corp.  (a) ...........................     1,166,560          85,231,790
Summit Bancorp ....................................     1,272,775          38,978,734
Sun Microsystems Inc. .............................    11,233,174         869,868,912
Sunoco Inc. .......................................       650,827          15,294,435
Suntrust Banks Inc. ...............................     2,307,911         158,813,126
Supervalu Inc. ....................................     1,040,778          20,815,560
Synovus Financial Corp. ...........................     1,949,447          38,745,259
Sysco Corp. .......................................     2,396,298          94,803,540
T. Rowe Price Associates Inc. .....................       877,513          32,413,136
Tandy Corp. .......................................     1,400,820          68,902,834
Tektronix Inc. ....................................       349,487          13,586,307
Tellabs Inc. ......................................     2,880,912         184,918,539
Temple Inland Inc. ................................       397,308          26,197,496
Tenet Healthcare Corp. ............................     2,261,701          53,149,974
Teradyne Inc. .....................................     1,213,000          80,058,000
Texaco Inc. .......................................     3,987,248         216,557,407
Texas Instruments Inc. ............................     5,796,783         561,563,353
Texas Utilities Co. ...............................     1,998,638          71,076,564
Textron Inc. ......................................     1,072,166          82,221,730
Thermo Electron Corp. .............................     1,208,199          18,122,985
Thomas & Betts Corp. ..............................       417,093          13,294,839
Time Warner Inc. ..................................     9,285,343         672,607,034
Times Mirror Co. Series A .........................       434,175          29,089,725
Timken Co. ........................................       442,940           9,052,586
TJX Cos., Inc. ....................................     2,234,713          45,671,947
Torchmark Corp. ...................................       948,781          27,573,948
Tosco Corp. .......................................     1,094,432          29,754,870
Toys R Us Inc. ....................................     1,764,087          25,248,495

   The accompanying notes are an integral part of these financial statements.

                                    SAI-112

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



---------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES             VALUE
---------------------------------------------------   ------------   ------------------
Transocean Sedco Forex Inc. .......................     1,489,789     $    50,187,257
Tribune Co. .......................................     1,707,288          94,007,545
Tricon Global Restaurants Inc. ....................     1,124,794          43,445,168
TRW Inc.  .........................................       881,975          45,807,577
Tupperware Corp. ..................................       450,769           7,634,900
Tyco International Ltd. ...........................    12,183,239         473,623,416
Unicom Inc. .......................................     1,574,766          52,754,661
Unilever NV .......................................     4,128,053         224,720,885
Union Carbide Corp. ...............................       975,921          65,142,727
Union Pacific Corp. ...............................     1,815,932          79,220,033
Union Pacific Resources Group Inc.  ...............     1,853,373          23,630,506
Union Planters Corp. ..............................     1,017,307          40,120,045
Unisys Corp. ......................................     2,223,392          71,009,582
United Healthcare Corp. ...........................     1,261,080          66,994,875
United Technologies Corp. .........................     3,453,948         224,506,620
Unocal Corp. ......................................     1,781,208          59,781,794
Unumprovident Corp. ...............................     1,733,271          55,573,001
US Bancorp ........................................     5,267,109         125,423,021
US West Inc. ......................................     3,639,976         262,078,272
USAir Group Inc.  .................................       535,286          17,162,607
UST Inc. ..........................................     1,277,244          32,170,583
USX Marathon Group ................................     2,239,967          55,299,185
USX United States Steel ...........................       662,836          21,873,588
VF Corp. ..........................................       854,655          25,639,650
Viacom Inc.  Class B ..............................     4,988,373         301,484,793
Vulcan Materials Co. ..............................       708,790          28,307,301
W.R. Grace & Company ..............................       583,693           8,098,740
W.W. Grainger Inc. ................................       687,731          32,882,138
Wachovia Corp. ....................................     1,452,676          98,781,968
Wal-Mart Stores Inc. ..............................    32,092,689       2,218,407,127
Walgreen Co. ......................................     7,235,189         211,629,278
Walt Disney Co. ...................................    14,839,551         434,056,867
Warner Lambert Co. ................................     6,188,785         507,093,571
Washington Mutual Inc. ............................     4,174,248         108,530,448
Waste Management Inc ..............................     4,537,449          77,987,405
Watson Pharmaceuticals Inc. .......................       701,755          25,131,601
Wellpoint Health Networks Inc. ....................       458,608          30,239,465
Wells Fargo & Company .............................    11,852,802         479,297,681

   The accompanying notes are an integral part of these financial statements.

                                    SAI-113

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



-------------------------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)                             SHARES              VALUE
----------------------------------------------------------------------   ---------------   ------------------
Wendy's International Inc. ...........................................         894,685      $    18,452,878
Westvaco Corp. .......................................................         722,157           23,560,372
Weyerhaeuser Co. .....................................................       1,716,213          123,245,546
Whirlpool Corp. ......................................................         562,249           36,581,326
Willamette Industries Inc. ...........................................         802,203           37,252,302
William Wrigley Jr. Co. ..............................................         835,012           69,253,808
Williams Cos., Inc. ..................................................       3,133,365           95,763,468
Winn Dixie Stores Inc. ...............................................       1,029,931           24,653,973
Worthington Industries ...............................................         667,081           11,048,529
Xerox Corp. ..........................................................       4,791,564          108,708,608
Xilinx Inc. ..........................................................       2,305,700          104,837,297
Yahoo Inc. ...........................................................       1,901,500          822,755,290
                                                                                            ---------------
TOTAL COMMON STOCK
 (Cost $54,986,227,143)...............................................                       88,874,108,790
                                                                                            ---------------
STATE STREET BANK AND TRUST COMPANY COLLECTIVE INVESTMENT FUNDS--0.9%         UNITS
                                                                             ---------
SHORT TERM INVESTMENT FUND (B) (Cost $820,045,789)....................     820,045,789          820,045,789
-----------------------------------------------------------------------    -----------      ---------------
U.S. GOVERNMENT OBLIGATIONS--0.1%                                           PRINCIPAL
                                                                           -----------
UNITED STATES TREASURY BILLS (C) 16-MAR-00 (Cost $74,787,300).........    $ 75,600,000           74,787,300
-----------------------------------------------------------------------   ------------      ---------------
TOTAL INVESTMENTS--100%
 (Cost $55,881,060,232)...............................................                      $89,768,941,879
=======================================================================                     ===============

(a)        Parent company of State Street Bank and Trust Company.

(b)        Collective investment fund advised by State Street Global Advisors.

(c) At December 31, 1999, U.S. Treasury Bills with principal of $75,600,000 were pledged to cover margin requirements for open futures contracts. The following long futures contracts were open at December 31, 1999:





FUTURES               NUMBER OF         NOTIONAL        MATURITY      UNREALIZED
CONTRACTS             CONTRACTS           COST            DATE        GAIN (LOSS)
------------------   -----------   -----------------   ----------   --------------
   S&P 500 Index     2,862          $1,029,482,949     Mar-00        $32,462,152
                                                                     ===========

   The accompanying notes are an integral part of these financial statements.

                                    SAI-114

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                             S&P 500 FLAGSHIP FUND
                        S&P 500 INDEX FUND WITH FUTURES

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1999


1.  FUND ORGANIZATION AND INVESTMENT OBJECTIVE

     State Street Bank and Trust Company ("State Street Bank") S&P 500 Flagship Fund and State Street Bank and Trust Company S&P 500 Index Fund with Futures (collectively, the "Fund") were formed by State Street Bank under a Declaration of Trust. The investment objective of the Fund is to replicate, as closely as possible, the S&P 500 Index, which is accomplished by investing in substantially all of the equity securities which comprise the S&P 500 Index. Additionally, the Fund may hold up to 25% of its value in S&P 500 stock index futures contracts and invest in certain other collective investment funds maintained by State Street Bank, consistent with its investment objectives. State Street Bank is Trustee and custodian of the Fund. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


 A. SECURITY VALUATION

     Investments in securities listed on a national securities exchange and over-the-counter securities are valued at the last reported sale price on the valuation date or, if no sales are reported for that day, the last published sale price, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates market value. Investments in regulated investment companies or other State Street Bank collective investment funds are valued at the net asset value per share/unit on the valuation date. Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded.


 B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

     Security transactions are accounted for on trade date. The cost of securities contributed to, and proceeds related to securities delivered by, the Fundin connection with the issuance and redemption of units of participation are based on the valuations of those securities determined as described above. The cost of securities delivered and the net gain or loss on securities sold are determined using the average cost method. Dividend income, if any, is recorded net of applicable withholding taxes on the ex-dividend date. Interest income earned on securities, if any, is recorded on the accrual basis. Interest income includes accretion of discounts and amortization of premiums. Income earned from securities lending activities is recorded on the accrual basis.


 C. INCOME TAXES

     It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal income taxes and no federal income tax provision is required.


 D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

     The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made based upon the closing market value of the securities bought or sold as of the valuation date,


                                    SAI-115

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                             S&P 500 FLAGSHIP FUND
                        S&P 500 INDEX FUND WITH FUTURES

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1999

adjusted for the related market effect and transaction costs which are allocated to the applicable participant. Transaction costs include brokerage commissions, taxes and other direct costs related to security transactions. Market effect is the difference between the execution price of the investment on the trade date and the investment's closing market value on the valuation date.


 E. EXPENSES

     Under the Declaration of Trust, the Fund may pay certain expenses for services received during the year. The Trustee is paid a custody fee at an annual rate of $50,000, plus a charge for each security and futures transaction executed.


 F. DISTRIBUTIONS TO PARTICIPANTS

     Net investment income (excluding securities lending fee income, if any) and net realized gains are retained by the Fund. Income generated by securities lending, if any, is distributed monthly to participants of the Lending Fund.


 G. FUTURES CONTRACTS

     The Fund may use futures contracts to manage exposure to the equity market. Buying futures tends to increase a fund's exposure to the underlying instrument. Selling futures tends to decrease a fund's exposure to the underlying instrument, or hedge other investments. Futures contracts involve, to varying degrees, credit and market risks.

     The Fund enters into futures contracts only on exchanges or boards of trade where the exchange or board of trade acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange or board of trade. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index.

     Upon entering into a futures contract, the Fund is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are made or received by the Fund periodically, depending on the daily fluctuation in the value of the underlying securities, and are recorded as unrealized gains or losses by the Fund. A gain or loss is realized when the contract is closed or expires.


 H. USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.


3. GLOBAL SECURITIES LENDING PROGRAM: PRINCIPLES OF COMBINATION

     The participants in the S&P 500 Flagship Fund (the "Lending Fund") have authorized the Lending Fund to participate in the Global Securities Lending Program maintained by State Street Bank. The investment objective,


                                    SAI-116

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                             S&P 500 FLAGSHIP FUND
                        S&P 500 INDEX FUND WITH FUTURES

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1999

techniques and results of operations of the Lending Fund are identical to those of the S&P 500 Index Fund with Futures (the "Non-Lending Fund"), except that the Lending Fund engages in securities lending activities. Accordingly, the financial statements of the Lending Fund and the Non-Lending Fund have been prepared on a combined basis, with separate disclosure of the participant transactions and per unit data of the Lending Fund and the Non-Lending Fund. The Lending Fund and the Non-Lending Fund each maintain a divided pro-rata interest in the combined assets and liabilities (including each investment security position but excluding assets and liabilities related to securities lending activities) proportionate to the net asset value of the outstanding combined units of the Fund. All interfund transactions have been eliminated in the combined financial statements.


     Under the Global Securities Lending Program, securities held by the Lending Fund are loaned by State Street Bank, as agent, to certain brokers and other financial institutions (the "Borrowers"). The Borrowers provide cash, securities, or letters of credit as collateral against loans in an amount at least equal to 100% of the market value of the loaned securities. The Borrowers are required to maintain the collateral at not less than 100% of the market value of the loaned securities. At December 31, 1999, the market value of securities loaned by the Lending Fund was $1,470,913,912 against which was held cash collateral of $1,488,526,989 and securities of $19,904,775. Cash collateral provided by the Borrowers is invested in State Street Bank and Trust Company Quality A Short-Term Investment Fund. A portion of the income generated upon investment of the collateral is remitted to the Borrowers, and the remainder is allocated between the Lending Fund and State Street Bank in its capacity as lending agent. Negotiated lenders' fees are received for those loans collateralized by securities or letters of credit, if any. Income earned from lending activities is distributed to Lending Fund participants monthly.


     State Street Bank, as lending agent, indemnifies the Lending Fund for replacement of any loaned securities (or, in certain circumstances, return of equivalent cash value) due to Borrower default on a security loan. Lending Fund participants, however, bear the risk of loss with respect to the investment of collateral.


4. INVESTMENT TRANSACTIONS


     Purchases and sales of securities, excluding short-term investments and including in-kind contributions and redemptions, if any, during the year ended December 31, 1999 were $22,671,304,890 and $9,686,974,078, respectively, resulting in a net realized gain (loss) of $2,740,467,258. This gain (loss) is prior to the recognition of the market effect and transaction costs associated with contributions and redemptions. Net realized gain (loss) from foreign currency transactions amounted to $4,291 for the year ended December 31, 1999.


                                    SAI-117

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                             S&P 500 FLAGSHIP FUND
                        S&P 500 INDEX FUND WITH FUTURES

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1999

5. UNITS OF PARTICIPATION

   Participant transactions for the Fund were as follows:




                                                                 YEAR ENDED DECEMBER 31,
                                    ---------------------------------------------------------------------------------
                                                     1999                                      1998
                                    ---------------------------------------   ---------------------------------------
                                          UNITS               AMOUNT                UNITS               AMOUNT
                                    ----------------   --------------------   ----------------   --------------------
S&P 500 FLAGSHIP FUND
Unit issued .....................      120,831,175      $  26,845,195,043         92,017,865      $  16,413,987,764
Units redeemed ..................      (59,545,184)       (13,328,442,043)       (78,526,013)       (14,165,404,386)
                                       -----------      -----------------        -----------      -----------------
 Total ..........................       61,285,991      $  13,516,753,000         13,491,852      $   2,248,583,378
                                       -----------      -----------------        -----------      -----------------
S&P 500 INDEX FUND WITH FUTURES
Units issued ....................       10,262,130      $   2,234,643,203         25,180,459      $   4,576,511,370
Units redeemed ..................      (14,946,171)        (3,309,277,718)       (10,189,163)        (1,776,525,390)
                                       -----------      -----------------        -----------      -----------------
 Total ..........................       (4,684,041)     $  (1,074,634,515)        14,991,296      $   2,799,985,980
                                       -----------      -----------------        -----------      -----------------
Net increase (decrease) .........       56,601,950      $  12,442,118,485         28,483,148      $   5,048,569,358
                                       ===========      =================        ===========      =================

S&P 500 FLAGSHIP FUND

     Units in excess of 10% of the Lending Fund units outstanding at December 31, 1999 held by 1 of the Lending Fund's 230 unitholders aggregated 31% of the Lending Fund's total units outstanding.

     During the year ended December 31, 1999, the net market effect and transaction costs (absorbed by) credited to participants in issuance and redemption of Lending Fund units were $56,211.


S&P 500 INDEX FUND WITH FUTURES

     Units in excess of 10% of the Non-Lending Fund units outstanding at December 31, 1999 held by 2 of the Non-Lending Fund's 36 unitholders aggregated 50% of the Non-Lending Fund's total units outstanding.

     During the year ended December 31, 1999, the net market effect and transaction costs (absorbed by) credited to participants in issuance and redemption of Non-Lending Fund units were $(37,236).


                                    SAI-118

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Trustee of
State Street Bank and Trust Company
Russell 2000 Fund
and State Street Bank and Trust Company
Russell 2000 Non-Lending Fund


In our opinion, the accompanying combined statement of assets and liabilities, including the combined schedule of investments, and the related combined statements of operations and of changes in net assets and the selected per unit data present fairly, in all material respects, the financial position of State Street Bank and Trust Company Russell 2000 Fund and State Street Bank and Trust Company Russell 2000 Non-Lending Fund at December 31, 1999, and the results of their operations, the changes in their net assets and their selected per unit data for the periods indicated, in conformity with accounting principles generally accepted in the United States. These financial statements and selected per unit data (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1999 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP
Boston, Massachusetts
February 29, 2000







   The accompanying notes are an integral part of these financial statements.

                                    SAI-119

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Statement of Assets and Liabilities
December 31, 1999
--------------------------------------------------------------------------------

ASSETS
Investments in securities, at value (cost $1,878,730,469)...............  $2,033,337,439
Cash ...................................................................         717,247
Investment in State Street Bank and Trust Company
 Quality A Short-Term Investment Fund, at value ........................     319,956,876
Receivable for investments sold ........................................         966,013
Variation margin receivable ............................................         987,669
Dividends receivable ...................................................       2,036,241
Interest receivable ....................................................         271,955
Tax reclaim receivable .................................................           1,468
------------------------------------------------------------------------  --------------
   Total assets ........................................................   2,358,274,908
------------------------------------------------------------------------  --------------
LIABILITIES
Collateral on securities loaned ........................................     319,956,876
Payable for investments purchased ......................................      16,157,746
Accrued expenses .......................................................          29,122
------------------------------------------------------------------------  --------------
   Total liabilities ...................................................  $  336,143,744
------------------------------------------------------------------------  --------------
NET ASSETS .............................................................  $2,022,131,164
========================================================================  ==============
Russell 2000 Fund
 (68,537,826 units outstanding, at $27.78 per unit net asset value).....  $1,903,730,927
Russell 2000 Non-Lending Fund
 (4,262,627 units outstanding, at $27.78 per unit net asset value)......     118,400,237
------------------------------------------------------------------------  --------------
                                                                          $2,022,131,164
========================================================================  ==============





   The accompanying notes are an integral part of these financial statements.

                                    SAI-120

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Statement of Operations
Year ended December 31, 1999
--------------------------------------------------------------------------------

INVESTMENT INCOME
 Dividends .....................................................................................    $ 22,565,592
 Interest ......................................................................................       3,456,442
 Securities lending fee income (net of related expenses), allocated to the Russell 2000 Fund ...       1,080,610
-------------------------------------------------------------------------------------------------   ------------
   Total investment income .....................................................................      27,102,644
-------------------------------------------------------------------------------------------------   ------------
EXPENSES
 Audit .........................................................................................          19,500
 Custody .......................................................................................         504,356
-------------------------------------------------------------------------------------------------   ------------
   Total expenses ..............................................................................         523,856
-------------------------------------------------------------------------------------------------   ------------
   Net investment income .......................................................................      26,578,788
-------------------------------------------------------------------------------------------------   ------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS AND FUTURES CONTRACTS
 Net realized gain (loss):
 Investments ...................................................................................     123,766,301
 Futures contracts .............................................................................       8,570,780
-------------------------------------------------------------------------------------------------   ------------
                                                                                                     132,337,081
                                                                                                    ------------
 Net change in unrealized appreciation (depreciation):
 Investments ...................................................................................     175,829,371
 Futures contracts .............................................................................       1,106,126
-------------------------------------------------------------------------------------------------   ------------
                                                                                                     176,935,497
                                                                                                    ------------
 Net realized and unrealized gain (loss) on investments and futures contracts ..................     309,272,578
-------------------------------------------------------------------------------------------------   ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS ................................    $335,851,366
=================================================================================================   ============





   The accompanying notes are an integral part of these financial statements.

                                    SAI-121

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Statement of Changes in Net Assets




                                                                                              YEAR ENDED DECEMBER 31,
                                                                                              1999                1998
                                                                                       -----------------   -----------------
FROM OPERATIONS
Net investment income ..............................................................    $   26,578,788      $   21,300,896
Net realized gain (loss) on investments and futures contracts ......................       132,337,081          38,959,547
Net change in unrealized appreciation (depreciation) on investments and futures
 contracts .........................................................................       176,935,497        (129,684,430)
-------------------------------------------------------------------------------------   --------------      --------------
Net increase (decrease) in net assets resulting from operations ....................       335,851,366         (69,423,987)
-------------------------------------------------------------------------------------   --------------      --------------
Distributions of securities lending fee income allocated to the Russell 2000 Fund
 participants ......................................................................        (1,080,610)           (888,420)
-------------------------------------------------------------------------------------   --------------      --------------
FROM PARTICIPANT TRANSACTIONS
Net increase (decrease) in net assets resulting from participant transactions ......       302,887,388         161,065,128
-------------------------------------------------------------------------------------   --------------      --------------
Net increase (decrease) in net assets ..............................................       637,658,144          90,752,721
NET ASSETS
 Beginning of year .................................................................     1,384,473,020       1,293,720,299
-------------------------------------------------------------------------------------   --------------      --------------
 End of year .......................................................................    $2,022,131,164      $1,384,473,020
=====================================================================================   ==============      ==============





   The accompanying notes are an integral part of these financial statements.

                                    SAI-122

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND


Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Year)




                                                                      YEAR ENDED DECEMBER 31,
                                           ------------------------------------------------------------------------------
                                                1999             1998             1997            1996           1995
                                           --------------   --------------   --------------   ------------   ------------
Net investment income (a) ..............     $     0.39       $     0.38       $     0.36       $   0.32       $   0.03
Distribution of securities lending
 fee income ............................          (0.02)           (0.02)           (0.02)         (0.01)         (0.01)
Net realized and unrealized gain
 (loss) ................................           4.34            (1.06)            4.19           2.45           3.61
-----------------------------------------    ----------       ----------       ----------       --------       --------
Net increase (decrease) ................           4.71            (0.70)            4.53           2.76           3.63
NET ASSET VALUE
Beginning of year ......................          23.07            23.77            19.24          16.48          12.85
-----------------------------------------    ----------       ----------       ----------       --------       --------
End of year ............................     $    27.78       $    23.07       $    23.77       $  19.24       $  16.48
-----------------------------------------    ----------       ----------       ----------       --------       --------
Total return (%)(b) ....................          20.50            (2.88)           23.66          16.81          28.33
=========================================    ==========       ==========       ==========       ========       ========
Ratio of expenses to average net
 assets (%) ............................           0.03             0.04             0.06           0.06           0.10
-----------------------------------------    ----------       ----------       ----------       --------       --------
Ratio of net investment income
 to average net assets (%) .............           1.61             1.61             1.63           1.80           1.80
-----------------------------------------    ----------       ----------       ----------       --------       --------
Portfolio turnover (%) .................             51               57              105            131            103
-----------------------------------------    ----------       ----------       ----------       --------       --------
Net assets, end of year (000s) .........     $1,903,731       $1,255,838       $1,174,146       $951,405       $536,849
=========================================    ==========       ==========       ==========       ========       ========

(a) Net investment income per unit has been calculated based upon a monthly average of units outstanding.

(b) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year and assumes reinvestment of distributions. The calculation includes only those expenses charged directly to the Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.





   The accompanying notes are an integral part of these financial statements.

                                    SAI-123

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 NON-LENDING FUND


Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Period)




                                                                        YEAR ENDED DECEMBER 31,
                                                        --------------------------------------------------------
                                                            1999           1998           1997         1996 (a)
                                                        ------------   ------------   ------------   -----------
Net investment income (b) ...........................     $   0.37       $   0.36       $   0.34       $  0.09
Net realized and unrealized gain (loss) .............         4.34          (1.06)          4.19          0.84
------------------------------------------------------    --------       --------       --------       -------
Net increase (decrease) .............................         4.71          (0.70)          4.53          0.93
NET ASSET VALUE
Beginning of period .................................        23.07          23.77          19.24         18.31
------------------------------------------------------    --------       --------       --------       -------
End of period .......................................     $  27.78       $  23.07       $  23.77       $ 19.24
======================================================    ========       ========       ========       =======
Total return (%)(c) .................................        20.42          (2.94)         23.54          5.08
======================================================    ========       ========       ========       =======
Ratio of expenses to average net assets (%) .........         0.03           0.04           0.06          0.06
------------------------------------------------------    --------       --------       --------       -------
Ratio of net investment income to average net
 assets (%) .........................................         1.54           1.55           1.56          1.80
------------------------------------------------------    --------       --------       --------       -------
Portfolio turnover (%) ..............................           51             57            105           131
------------------------------------------------------    --------       --------       --------       -------
Net assets, end of period (000s) ....................     $118,400       $128,635       $119,574       $34,465
======================================================    ========       ========       ========       =======

(a)        The Non-Lending Fund commenced operations on September 30, 1996.

(b) Net investment income per unit has been calculated based upon a monthly average of units outstanding.

(c) Total return calculation is based on the value of a single unit of participation outstanding throughout the period. It represents the percentage change in the net asset value per unit between the beginning and end of the period. The calculation includes only those expenses charged directly to the Non-Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.





   The accompanying notes are an integral part of these financial statements.

                                    SAI-124

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



                                                 SHARES           VALUE
--------------------------------------------   ----------    --------------
COMMON STOCK--97.2% (unless otherwise noted)
24 / 7 Media Inc.  .........................     27,800         $ 1,563,750
3Dfx Interactive Inc. ......................     44,600             437,638
7 Eleven Inc. ..............................    319,200             568,575
99 Cents Only Stores .......................     17,924             685,593
A. Schulman Inc. ...........................     65,600           1,070,100
A.M. Castle & Co. ..........................     20,750             243,813
A.O. Smith Corp. ...........................     44,900             982,187
AAR Corp. ..................................     57,000           1,022,437
Aaron Rents Inc.  Class B ..................     36,100             640,775
Aavid Thermal Technologies Inc. ............     19,600             481,425
ABC Rail Products Corp. ....................     38,400             316,800
Abgenix Inc. ...............................     19,000           2,517,500
ABM Industries Inc.  .......................     32,300             658,113
About Common Inc. ..........................      6,700             601,325
Acceptance Insurance Cos., Inc.  ...........     24,500             142,406
Acclaim Entertainment Inc. .................     85,100             436,138
Accredo Health Inc. ........................      6,700             206,025
Ace Ltd ....................................     34,710             782,007
Ackerley Communications Inc. ...............     26,600             482,125
ACT Networks Inc. ..........................     20,700             192,769
Actel Corp. ................................     41,900           1,005,600
Action Performance Cos., Inc. ..............     32,200             370,300
Active Inc. ................................     61,500           2,809,781
Activision Inc. ............................     49,400             756,437
Actuate Corp. ..............................     52,100           2,233,787
Acuson .....................................     43,700             548,981
ACX Technologies ...........................     32,200             344,138
Adaptive Broadband Corp. ...................     32,000           2,362,000
Adelphia Business Solutions ................     30,600           1,468,800
Adforce Inc.  ..............................     10,000             713,750
Administaff Inc. ...........................     20,900             632,225
Adtran Inc. ................................     41,700           2,144,944
Advance Paradigm Inc.  .....................     39,400             849,562
Advanced Communications Group ..............     25,500             347,438
Advanced Digital Information ...............     39,100           1,901,237
Advanced Energy Industries Inc.  ...........     19,800             975,150
Advanced Fibre Communications ..............    148,600           6,640,562
Advanced Radio Telecom Corp. ...............     48,200           1,156,800
Advanta Corp.  Class A .....................     40,900             746,425
Advantage Learning Systems Inc.  ...........     19,300             215,919
Advantica Restaurant Group Inc. ............     65,200             114,100
Advent Software Inc. .......................     25,799           1,662,423
Advest Group Inc. ..........................     16,000             294,000
Advo Inc. ..................................     39,100             928,625
AEP Industries Inc. ........................      7,700             198,275
Aerial Communications Inc. .................     34,100           2,075,837
Aeroflex Inc. ..............................     36,300             376,613
Affiliated Managers Group Inc. .............     48,700           1,969,306
Affymetrix Inc. ............................     33,700           5,718,469

   The accompanying notes are an integral part of these financial statements.

                                    SAI-125

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)         SHARES           VALUE
-----------------------------------------------------   ----------   ----------------
Aftermarket Technology Corp. ........................     41,600        $   496,600
Agco Corp. ..........................................    129,300          1,737,469
AGL Resources Inc. ..................................    120,600          2,050,200
Agribiotech Inc.  ...................................     85,000            201,875
Agribrands International Inc. .......................     19,700            906,200
AHL Services Inc. ...................................     13,300            277,638
Air Express International Corp. .....................     70,855          2,289,502
Airborne Freight Corp. ..............................     96,600          2,125,200
Airgas Inc. .........................................    132,300          1,256,850
Airtran Holdings Inc. ...............................    134,200            608,094
Alabama National BanCorp. ...........................     20,000            377,500
Alaris Med Inc. .....................................     40,600             76,125
Alaska Air Group Inc. ...............................     51,700          1,815,962
Albany International Corp.  Class A .................     41,567            644,285
Albany Molecular Research Inc. ......................     13,200            402,600
Albemarle Corp. .....................................     50,200            963,212
Alexander & Baldwin Inc. ............................     91,800          2,094,187
Alexander's Inc. ....................................      7,400            584,600
Alexandria Real Estate Equities Inc. ................     24,300            773,044
Alfa Corp. ..........................................     83,100          1,355,569
Algos Pharmaceutical Corp. ..........................     22,300            245,300
Alkermes Inc. .......................................     48,500          2,382,562
Allaire Corp. .......................................     12,800          1,872,800
Alleghany Corp. .....................................     10,200          1,892,100
Allen Telecom Inc. ..................................     64,500            745,781
Alliance Bancorp ....................................     22,700            419,950
Alliance Semiconductor Corp. ........................     51,300            856,069
Alliant Techsystems Inc. ............................     21,300          1,327,256
Allied Capital Corp.  New ...........................    131,900          2,415,419
Alltrista Corp. .....................................     14,300            316,388
Alpha Inds Inc. .....................................     35,000          2,005,937
Alpharma Inc.  Class A ..............................     41,300          1,269,975
Alpine Group Inc. ...................................     30,600            393,975
Alterra Healthcare Corp. ............................     46,100            383,206
AMC Entertainment Inc. ..............................     40,600            350,175
Amcol International Corp. ...........................     57,250            923,156
Amcore Financial Inc. ...............................     60,102          1,442,448
Amerco ..............................................     14,400            360,000
America West Holding Corp. Class B ..................     71,815          1,490,161
American Annuity Group Inc. .........................     16,393            295,074
American Axle & Manufacturing Holdings Inc. .........     16,900            204,913
American Business Products Inc. .....................     30,012            350,765
American Classic Voyager Co. ........................     18,800            658,000
American Freightways Corp. ..........................     47,200            764,050
American Industrial Properties REIT .................     36,600            452,925
American Italian Pasta Company Class A ..............     37,300          1,146,975
American Management Systems Inc. ....................     85,700          2,688,837
American Mobile Satellite Corp. .....................     33,500            705,594
American Retirement Corp. ...........................     34,700            275,431
American Sts Water Company ..........................     19,600            705,600

   The accompanying notes are an integral part of these financial statements.

                                    SAI-126

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
---------------------------------------------------   ----------   -----------------
American Superconductor Corp. .....................     32,000        $    896,000
American Woodmark Corp. ...........................     11,400             276,450
American Xtal Technology Inc. .....................     34,100             594,619
Americredit Corp. .................................    155,900           2,884,150
AmeriPath Inc. ....................................    178,600           5,045,450
Amerisource Health Corp.  Class A .................    101,100           1,535,456
Amerus Life Holdings Inc. .........................     34,019             782,437
Ames Department Stores Inc. .......................     61,300           1,766,206
Ametek Aerospace Products Inc. ....................     67,900           1,294,344
AMF Bowling Inc. ..................................    175,000             546,875
Amkor Technology Inc. .............................     45,400             371,713
AMLI Residential Properties Trust .................     30,000             605,625
Ampex Corp. Class A ...............................     89,000             483,938
Amphenol Corp.  Class A ...........................     34,300           2,283,094
Amresco Inc. ......................................    121,900             171,422
Amtran Inc. .......................................      4,900              94,938
Anacomp Inc. ......................................     27,400             498,338
Anadigics Inc.  ...................................     37,300           1,760,094
Analogic Corp. ....................................     11,900             392,700
Analysts International Corp. ......................     46,561             582,013
Anchor Bancorp Inc.  ..............................     51,700             781,962
Anchor Financial Corp.  (S.C.) ....................     17,100             470,250
Anchor Gaming .....................................     15,800             686,313
Ancor Communications Inc. .........................     57,000           3,868,875
Andover Bancorp Inc. ..............................     13,800             386,400
Andrew Corp. ......................................    172,400           3,264,825
Anesta Corp. ......................................     24,800             426,250
Anicom Inc. .......................................     53,000             225,250
Anixter International Inc. ........................     46,400             957,000
Ann Taylor Stores Corp. ...........................     46,400           1,597,900
Answerthink Consulting Group ......................     57,600           1,972,800
Antec Corp. .......................................     49,950           1,823,175
Apex Inc.  ........................................     34,750           1,120,687
Apogee Enterprises Inc. ...........................     65,700             332,606
Applebees International Inc. ......................     55,900           1,649,050
Applied Analytical Industries Inc. ................     20,600             187,975
Applied Graphics Technologies .....................     34,807             300,210
Applied Industrial Technologies Inc. ..............     45,912             763,287
Applied Power Inc.  Class A .......................     82,182           3,020,188
Appliedtheory Corp. ...............................     12,200             338,550
Apria Healthcare Group Inc. .......................    108,900           1,953,394
Aptargroup Inc.  ..................................     67,000           1,683,375
Aquarion Co. ......................................     24,950             923,150
Arcadia Financial Ltd. ............................     81,900             363,431
Arch Chemicals Inc.  ..............................     44,100             923,344
Arch Coal Inc.  ...................................     32,900             372,181
Arctic Cat Inc.  ..................................     42,200             422,000
Ardent Software Inc.  .............................     30,400           1,185,600
Area Bancshares Corp. .............................     27,000             661,500
Argonaut Group Inc.  ..............................     38,200             759,225

   The accompanying notes are an integral part of these financial statements.

                                    SAI-127

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
---------------------------------------------------   ----------   -----------------
Argosy Gaming Corp. ...............................     41,000        $    638,063
Arguss Holdings Inc. ..............................     21,100             274,300
Arnold Industries Inc. ............................     39,300             552,656
Arrow International Inc.  .........................     23,900             693,100
Artesyn Technologies Inc. .........................     67,206           1,411,326
Arvin Industries Inc.  ............................     54,100           1,535,087
Ascent Entertainment Group Inc.  ..................     62,283             790,216
Ashton Technology Group Inc. ......................     47,600             306,425
Aspect Communications Inc. ........................     97,100           3,799,037
Aspect Development Inc. ...........................     45,300           3,103,050
Aspen Technology Inc. .............................     51,400           1,358,887
Associated Estates Realty Corp. ...................     39,000             304,688
Astec Industries Inc.  ............................     32,000             602,000
ASV Inc. ..........................................     20,100             273,863
Asyst Technologies Inc.  ..........................     27,100           1,776,744
Atlantic Coast Airlines Inc. ......................     24,600             584,250
Atlas Air Inc. ....................................     29,900             820,381
ATMI Inc.  ........................................     42,300           1,398,544
Atmos Energy Corp. ................................     65,800           1,344,787
Atwood Oceanics Inc.  .............................     23,100             892,237
Aurora Foods Inc. .................................     37,100             345,494
Aurther J. Gallagher & Co.  .......................     38,800           2,512,300
Auspex Systems Inc. ...............................     54,100             554,525
Autobytel Inc. ....................................     17,600             267,300
Autoweb Common Inc. ...............................     14,200             154,425
Avado Brands Inc. .................................     48,100             202,922
Avant Corp. .......................................     62,826             942,390
Aviall Inc. .......................................     37,600             307,850
Aviation Sales Co. ................................     24,200             399,300
Avid Technology Inc. ..............................     49,100             641,369
Aviron ............................................     26,600             420,613
Avis Rent-A-Car Inc.  .............................     41,300           1,055,731
Avista Corp. ......................................     70,100           1,082,169
AVT Corp. .........................................     24,400           1,146,800
Aware Inc. ........................................     34,100           1,240,387
Axent Technologies Inc. ...........................     53,400           1,121,400
Aztar Corp. .......................................     86,700             942,862
Bacou USA Inc. ....................................      8,200             123,513
Baldor Electric Co. ...............................     64,613           1,171,111
Baldwin & Lyons Inc. Class B ......................     28,100             621,713
Bally Total Fitness Holding Corp. .................     49,500           1,321,031
Bancfirst Corp. ...................................      9,951             337,712
Bancfirst Ohio Corp. ..............................     14,300             328,900
Banco Santander ...................................     15,600             240,825
Bancorpsouth Inc. .................................    116,580           1,901,711
Bancwest Corp. ....................................    107,000           2,086,500
Bandag Inc. .......................................     27,400             685,000
Bank of Granite Corp. .............................     24,643             529,825
Bank United Corp. Class A .........................     62,800           1,711,300
Bankatlantic Bancorp Inc. .........................     84,000             430,500

   The accompanying notes are an integral part of these financial statements.

                                    SAI-128

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES            VALUE
---------------------------------------------------   ----------   ------------------
Banknorth Group Inc. ..............................     49,660         $  1,328,405
Banta Corp. .......................................     55,750            1,257,859
Banyan Systems Inc. ...............................     51,500            1,030,000
Barnes and Noble Inc.  Class A ....................     60,500              858,344
Barnes Group Inc. .................................     36,900              601,931
Barr Laboratories Inc. ............................     28,825              904,384
Barra Inc. ........................................     24,050              763,587
Barrett Resources Corp. ...........................     60,770            1,788,917
Basin Exploration Inc. ............................     29,300              516,413
Bassett Furniture Industries Inc. .................     25,762              412,192
Battle Mountain Gold Co. ..........................    284,900              587,606
Bay View Capital Corp. ............................     50,055              710,155
BE Aerospace Inc. .................................     48,400              408,375
Bebe Stores Inc. ..................................      2,400               64,800
Bedford Property Investment Inc. ..................     44,400              757,575
Belco Oil & Gas Corp. .............................     32,600              179,300
Belden Inc.  ......................................     51,000            1,071,000
Bell & Howell Co. .................................     32,000            1,018,000
Benchmark Electronics Inc. ........................     31,500              722,531
Beringer Wine Estates Holdings Class B ............     37,600            1,499,300
Berlitz International Inc. ........................      4,100               70,469
Berry Petroleum Co. Class A .......................     37,400              565,675
Best Software Inc. ................................     14,300              421,850
Bethlehem Steel Corp. .............................    275,524            2,307,513
Beverly Enterprises Inc. ..........................    191,700              838,687
Beyond Common Corp. ...............................     49,700              388,281
Billing Info Concepts Corp. .......................     76,300              495,950
Bindley Western Industries Inc.  ..................     60,110              905,407
Bindview Development Corp. ........................     34,200            1,699,312
Bio Rad Laboratories Inc. Class A .................     19,300              451,138
Bio Technology General Corp. ......................    110,100            1,679,025
Biomatrix Inc. ....................................     30,400              585,200
Black Box Inc.  ...................................     37,900            2,539,300
Black Hills Corp. .................................     45,600            1,011,750
Block Drug Co., Inc.  .............................     31,668              981,711
Blout International Inc. ..........................     46,481              740,791
BMC Industries Inc. ...............................     56,200              273,975
Bob Evans Farms Inc.  .............................     85,000            1,312,187
Boca Resorts Inc. Class A .........................     63,500              619,125
Boise Cascade Office Products Corp. ...............     24,200              363,000
BOK Financial Corp. ...............................     24,044              485,764
Bombay Co., Inc.  .................................     77,000              346,500
Borders Group Inc.  ...............................    166,700            2,677,619
Bottomline Technologies (Delaware) ................     13,900              500,400
Bowne & Co., Inc.  ................................     75,900            1,024,650
Boyd Gaming Corp. .................................     81,600              474,300
Boyds Collection Ltd. .............................    110,800              768,675
Boykin Lodging Co. ................................     40,600              444,063
Bradley Real Estate Inc.  .........................     52,264              911,353
Brandywine Realty Trust ...........................     74,300            1,216,662

   The accompanying notes are an integral part of these financial statements.

                                    SAI-129

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
---------------------------------------------------   ----------   -----------------
BRE Properties Inc.  ..............................     94,682        $  2,148,098
Brenton Banks Inc.  ...............................     37,472             379,404
Bright Horizons Family Solutions ..................     25,300             474,375
Brightpoint Inc.  .................................    111,548           1,464,067
Brio Technology Inc.  .............................     20,700             869,400
Britesmile Inc.  ..................................     23,800             193,375
Broadvision Inc.  .................................    114,400          19,455,150
Brooke Group Ltd. .................................     26,009             388,509
Brookline Bancorp Inc.  ...........................     28,100             273,975
Brooks Automation Inc.  ...........................     23,200             755,450
Brooktrout Technology Inc.  .......................     23,200             430,650
Brown & Brown Inc.  ...............................     20,500             785,406
Brown Shoe Inc.  ..................................     39,600             559,350
Brush Wellman Inc.  ...............................     34,200             574,988
BSB Bancorp Inc.  .................................     13,700             263,725
BT Financial Corp. ................................     34,289             754,358
Buckeye Technologies Inc.  ........................     55,800             830,025
Buckle Inc.  ......................................     14,900             220,706
Budget Group Inc. Class A .........................     44,000             398,750
Buffets Inc.  .....................................     92,605             926,050
Building One Services Corp. .......................     53,230             502,358
Burlington Coat Factory Warehouse Corp. ...........     40,399             560,536
Burlington Industries Inc.  .......................    119,800             479,200
Burnham Pacific Properties Inc.  ..................     65,800             616,875
Burns International Services Corp. ................     27,400             296,263
Burr-Brown Corp. ..................................     81,897           2,958,529
Bush Boake Allen Inc.   ...........................     11,700             287,381
Bush Industries Inc.   Class A ....................     19,200             330,000
Butler Manufacturing Co. ..........................     11,550             257,709
C&D Technologies ..................................     27,400           1,164,500
C-Cor Electronics Inc.  ...........................     19,300           1,478,862
C-Cube Microsystems Inc.  .........................     83,100           5,172,975
Cable Design Technologies Corp. ...................     58,475           1,344,925
Cabot Industrial Trust ............................     86,100           1,582,087
Cabot Oil & Gas Corp. Class A .....................     48,700             782,244
CACI International Inc. Class A ...................     19,100             432,138
Cadiz Inc.  .......................................     77,200             733,400
Cais Internet Inc.  ...............................     13,300             472,150
Cal Dive International Inc.  ......................     11,100             367,688
Calgon Carbon Corp. ...............................     77,600             460,750
California Water Service Group ....................     24,800             751,750
Callaway Golf Co. .................................    160,500           2,838,844
Cambrex Corp. .....................................     50,100           1,725,319
Cambridge Technology Partners Inc.  ...............    107,800           2,829,750
Camden Property Trust .............................     79,886           2,186,879
Canandaigua Wine Inc. Class A .....................     34,500           1,759,500
Capital Automotive REIT ...........................     46,000             560,625
Capital City Bank Group Inc.  .....................     12,350             265,525
Capital Senior Living Corp. .......................     27,300             138,206
Capitol Federal Financial .........................    191,600           1,868,100

   The accompanying notes are an integral part of these financial statements.

                                    SAI-130

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
---------------------------------------------------   ----------   -----------------
Caprock Communications Corp. ......................     69,200         $ 2,244,675
Capstead Mortgage Corp. ...........................    122,925             514,748
Caraustar Industries Inc.  ........................     53,600           1,286,400
Carbo Ceramics Inc.  ..............................     10,400             227,500
Career Education Corp. ............................     15,300             587,138
Careerbuilder Inc.  ...............................      9,300              59,869
Caremark Rx Inc.  .................................    428,800           2,170,800
Carematrix Corp. ..................................     20,200              50,500
Carey International Inc.  .........................     19,200             468,000
Carmike Cinemas Inc.   Class A ....................     22,100             172,656
Carolina First Corp. ..............................     54,900           1,001,925
Carpenter Technology Corp. ........................     39,000           1,070,062
Carriage Services Inc.  Class A ...................     23,900             141,906
Carrier Access Corp. ..............................     20,100           1,352,981
Carter Wallace Inc. ...............................     45,400             814,362
Cascade Natural Gas Corp. .........................     23,400             377,325
Casella Waste Systems Inc.  Class A ...............     19,900             375,613
Casey's General Stores Inc. .......................    113,300           1,182,569
Cash America International Inc. ...................     55,900             545,025
Castle & Cooke Inc. ...............................     29,800             378,088
Catalytica Inc. ...................................    111,100           1,506,794
Catapult Communications Corp. .....................     11,200             111,300
Cathay Bancorp Inc. ...............................     18,800             770,800
Cato Corp.  Class A ...............................     33,600             424,200
CB Richard Ellis Services Inc. ....................     43,000             532,125
CBL & Associates Properties Inc. ..................     46,500             959,062
CBRL Group Inc. ...................................    122,300           1,186,692
CCC Information Services Group Inc. ...............     47,600             815,150
CD-Now Inc. .......................................     31,822             314,242
CDI Corp. .........................................     24,500             591,063
CEC Entertainment Inc. ............................     58,000           1,645,750
Celgene Corp. .....................................     36,000           2,520,000
Cell Pathways Inc. ................................     39,400             364,450
Cellnet Data Systems ..............................     86,200              96,975
Cellstar Corp. ....................................     75,000             740,625
Centennial Bancorp ................................     38,157             410,188
Center Trust Inc. .................................     50,500             489,219
Centerpoint Properties Corp. ......................     43,900           1,574,912
Centex Construction Products Inc. .................     17,100             666,900
Central Garden & Pet Co. ..........................     50,600             524,975
Central Parking Corp. .............................     25,550             488,644
Century South Bank Inc. ...........................     20,300             454,213
Centurybusiness Services Inc. .....................    138,200           1,166,062
Cephalon Inc. .....................................     62,900           2,173,981
Cerner Corp. ......................................     55,100           1,084,781
CFS Bancorp Inc. ..................................     42,000             391,125
CFW Communications Co. ............................     24,800             861,800
CH Energy Group Inc. ..............................     35,300           1,164,900
CH Robinson Worldwide .............................     85,700           3,406,575
Champion Enterprises Inc. .........................     86,944             744,458

   The accompanying notes are an integral part of these financial statements.

                                    SAI-131

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
---------------------------------------------------   ----------   -----------------
Championship Auto Racing Team .....................     19,400         $   446,200
Charles E. Smith Residential ......................     41,100           1,453,912
Charles River Assocs Inc. .........................     15,300             512,550
Charming Shoppes Inc. .............................    207,600           1,375,350
Chart Industries Inc. .............................     40,000             160,000
Charter Municipal Mortgage Acceptance Co. .........     42,200             495,850
Chateau Communities Inc. ..........................     44,900           1,164,594
Chattem Inc. ......................................     21,700             412,300
Cheap Tickets Inc. ................................      9,900             135,506
Checkpoint Systems Inc. ...........................     60,000             611,250
Cheesecake Factory ................................     38,249           1,338,715
Chelsea GCA Realty Inc. ...........................     32,300             960,925
Chemed Corp. ......................................     20,000             572,500
Chemfirst Inc. ....................................     40,100             877,187
Chemical Financial Corp. ..........................     29,333             934,989
Chesapeake Corp. ..................................     45,500           1,387,750
Chesapeake Energy Corp. ...........................    165,858             393,913
Chicago Title Corp. ...............................     30,300           1,401,375
Chicos Fas Inc. ...................................     13,700             515,463
Childrens Place Retail Stores Inc. ................     34,300             563,806
Chiquita Brands International Inc. ................     93,500             444,125
Chirex Inc. .......................................     28,300             413,888
Chittenden Corp. ..................................     59,863           1,773,441
Choice Hotels Inc. ................................    117,800           2,017,325
Choicepoint Inc. ..................................     62,400           2,581,800
CHS Electronics Inc. ..............................     99,499             111,936
Church & Dwight Co., Inc. .........................     82,100           2,191,044
Churchill Downs Inc. ..............................     13,700             309,106
Ciber Inc. ........................................     96,000           2,640,000
Circle International Group Inc. ...................     25,650             570,713
Cirrus Logic Inc. .................................    127,500           1,697,344
Citadel Communications Corp. ......................     48,000           3,114,000
Citizens Banking Corp. ............................     87,475           1,957,253
City Holding Co. ..................................     35,754             500,556
CK Witco Corp. ....................................    243,415           3,255,676
CKE Restaurants Inc. ..............................    113,200             665,050
Clarcor Inc. ......................................     51,850             933,300
Clarify Inc. ......................................     44,200           5,569,200
Cleco Corp. .......................................     48,900           1,567,856
Cleveland-Cliffs Inc. .............................     24,500             762,562
Closure Med Corp. .................................     11,600             149,350
CMI Corp. Class A .................................     37,200             262,725
CMP Group Inc. ....................................     69,900           1,926,619
CNA Surety Corp. ..................................     30,900             401,700
Coachmen Industries Inc. ..........................     36,900             558,113
Coca Cola Bottling Co. ............................      3,400             161,075
Cognex Corp. ......................................     72,533           2,828,787
Cognizant Technology Solutions Class A ............      6,500             710,531
Coherent Inc. .....................................     51,000           1,364,250
Cohu Inc. .........................................     42,000           1,302,000

   The accompanying notes are an integral part of these financial statements.

                                    SAI-132

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
---------------------------------------------------   ----------   -----------------
Coinstar Inc. .....................................     41,900         $   586,600
Coldwater Creek Inc. ..............................      5,300             108,650
Coleman Co., Inc. .................................     18,000             167,625
Collins & Aikman Corp. ............................    127,600             733,700
Colonial Properties Trust .........................     53,700           1,245,169
Columbia Laboratories Inc. ........................     45,300             339,750
Columbia Sportswear Co ............................     19,400             417,100
Columbus McKinnon Corp. ...........................     25,500             258,188
Com21 Inc. ........................................     34,400             771,850
Comfort Systems USA Inc. ..........................     62,900             463,888
Commerce Bancorp Inc. .............................     58,600           2,369,637
Commerce Group Inc. ...............................     54,700           1,429,037
Commercial Intertech Corp. ........................     24,500             312,375
Commercial Metals Co. .............................     27,133             920,826
Commercial Net Lease Realty Inc. ..................     63,400             630,038
Commnet Cellular Inc. .............................     48,400           1,554,850
Commonwealth Bancorp Inc. .........................     31,755             527,927
Commonwealth Telephone Enterprises ................     21,700           1,147,387
Commscope Inc. ....................................    100,300           4,043,344
Community First Bankshares Inc. ...................    101,100           1,592,325
Community Trust Bancorp Inc. ......................     23,201             464,020
Complete Business Solutions Inc. ..................     50,100           1,258,762
Compucom Systems Inc. .............................    109,000             449,625
Compucredit Corp. .................................     16,500             635,250
CompUSA Inc. ......................................    198,600           1,017,825
Computer Horizons Corp. ...........................     65,950           1,067,566
Computer Network Technology Corp. .................     49,000           1,123,937
Computer Task Group Inc. ..........................     36,400             539,175
Compx International Inc. ..........................      4,400              80,850
Concentric Network Corp. ..........................     86,200           2,656,037
Concord Communications Inc. .......................     27,800           1,233,625
Concur Technologies Inc. ..........................     28,700             832,300
Concurrent Computer Corp. .........................    103,700           1,937,894
Conmed Corp. ......................................     32,100             830,587
Connecticut Energy Corp. ..........................     20,900             812,487
Conning Corp. .....................................     26,700             220,275
Consol Energy Inc. ................................     47,300             478,913
Consolidated Freightways Corp. ....................     43,500             345,281
Consolidated Graphics Inc. ........................     28,500             425,719
Consolidated Products Inc. ........................     49,338             499,550
Contifinancial Corp. ..............................     18,600               4,359
Cooper Cos Inc. ...................................     28,200             849,525
Copart Inc. .......................................     39,800           1,731,300
Corinthian Colleges Inc. ..........................      8,800             210,100
Corixa Corp. ......................................     29,800             506,600
Corn Products International Inc. ..................     74,400           2,436,600
Cornell Corrections Inc. ..........................     20,300             170,013
Cornerstone Realty Inc. ome Trust Inc. ............     80,700             786,825
Corporate Executive Board Co. .....................     17,000             949,875
Corporate Therapeutics Inc. .......................     47,300           1,271,187

   The accompanying notes are an integral part of these financial statements.

                                    SAI-133

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
---------------------------------------------------   ----------   -----------------
Cort Business Services Corp. ......................     27,800         $   484,763
Corus Bankshares Inc. .............................     21,100             506,400
Cost Plus Inc. ....................................     42,448           1,512,210
Costar Group Inc. .................................     13,700             491,488
Cotelligent Group Inc. ............................     28,900             155,338
Coulter Pharmaceutical Inc. .......................     33,800             766,837
Cousins Properties Inc. ...........................     51,400           1,744,387
Covance Inc. ......................................    123,600           1,336,425
Covenant Transport Inc. Class A ...................     14,800             257,150
Coventry Helath Care Inc. .........................    128,600             868,050
CPB Inc. ..........................................     18,500             527,250
CPI Corp. .........................................     17,800             401,613
Crawford & Co. Class B ............................     77,400           1,054,575
Creative Computers Inc. ...........................        800               5,850
Credence Systems Corp. ............................     45,350           3,922,775
Credit Acceptance Corp. ...........................     50,400             185,850
Creditrust Corp. ..................................      9,800              75,338
Cree Research Inc. ................................     50,000           4,268,750
Crestline Capital Corp. ...........................     39,200             808,500
Cross Timbers Oil Co. .............................    102,075             925,055
Crossmann Cmntys Inc. .............................     17,800             275,900
Crown America Realty Trust ........................     48,700             267,850
CSK Auto Corp. ....................................     38,800             679,000
CSS Industries Inc. ...............................     13,300             284,288
CT Communications Inc. ............................     19,500           1,092,000
CTC Communications Group Inc. .....................     18,100             706,183
CTG Resources Inc. ................................     18,300             635,925
CTS Corp. .........................................     56,392           4,250,547
Cubic Corp. .......................................     10,200             223,125
Cumulus Media Inc. Class A ........................     34,400           1,745,800
Cuno Inc. .........................................     32,900             681,133
Curtiss Wright Corp. ..............................     10,100             372,438
CVB Financial Corp. ...............................     25,530             590,381
Cybercash Inc. ....................................     31,600             292,300
Cyberian Outpost Inc. .............................     30,100             299,119
Cyberonics Inc. ...................................     36,400             580,125
Cybex Corp. .......................................     21,200             858,600
Cygnus Inc. .......................................     41,300             753,725
Cymer Inc. ........................................     56,400           2,594,400
Cypress Semiconductor Corp. .......................    219,800           7,116,025
Cytec Industries Inc. .............................     89,700           2,074,312
Cytyc Corp. .......................................     37,100           2,265,419
D.R. Horton Inc. ..................................    109,255           1,509,085
Dain Rauscher Corp. ...............................     26,700           1,241,550
Daisytek International Corp. ......................     36,100             841,581
Dal-Tile International Inc. .......................    112,100           1,135,012
Dallas Semiconductor Corp. ........................     59,500           3,834,031
Dan River Inc.  (Georgia) Class A .................     33,600             172,200
Data Broadcasting Corp. ...........................     63,100             520,575
Data Transmission Network Corp. ...................     22,000             379,500

   The accompanying notes are an integral part of these financial statements.

                                    SAI-134

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
---------------------------------------------------   ----------   -----------------
Datascope Corp. ...................................     26,600         $ 1,064,000
Datastream Systems Inc. ...........................     31,800             781,087
Dave & Busters Inc. ...............................     25,800             211,238
Davids Bridal Inc. ................................     18,400             205,850
DBT Online Inc. ...................................     19,700             480,188
Deb Shops Inc. ....................................      9,000             166,500
Delaware Monte Foods Co. ..........................    108,400           1,334,675
Delco Remy International Inc.  Class A ............     45,000             371,250
Delias Inc. .......................................     16,200             117,450
Delphi Financial Group Inc. .......................     31,505             945,150
Delta & Pine Land Co. .............................     81,000           1,407,375
Deltic Timber Corp. ...............................     25,900             566,563
Dendrite International Inc. .......................     62,850           2,129,044
Department 56 Inc. ................................     37,100             839,387
Detroit Diesel Corp. ..............................     19,000             364,563
Developers Diversified Realty Corp. ...............    126,600           1,629,975
Dexter Corp. ......................................     49,900           1,983,525
Diagnostic Products Corp. .........................     23,100             565,950
Diamond Technology Partners Inc. Class A ..........     25,150           2,161,328
Digital Microwave Corp. ...........................    132,400           3,103,125
Digital River Inc. ................................     32,500           1,082,656
Dime Community Bancorp Inc. .......................     26,900             497,650
Dimon Inc. ........................................    106,600             346,450
Dionex Corp. ......................................     48,100           1,981,119
Direct Focus Inc. .................................     19,100             530,025
Discount Auto Parts Inc. ..........................     20,400             368,475
DLL Inc. ..........................................     61,600           4,371,675
Documentum Inc. ...................................     28,800           1,724,400
Dollar-Thrifty Automotive Group ...................     52,900           1,266,294
Donaldson Co., Inc. ...............................     85,800           2,064,562
Donna Karan International Inc. ....................     24,700             162,094
Doral Financial Corp. .............................     65,600             807,700
Dover Downs Entertainment Inc. ....................     28,400             532,500
Downey Financial Corp. ............................     44,309             894,488
Dress Barn Inc. ...................................     35,900             596,838
Dreyers Grand Ice Cream Inc. ......................     30,600             520,200
Dril Quip Inc. ....................................     19,100             580,163
DSP Group Inc. ....................................     23,600           2,194,800
Duane Reade Inc. ..................................     37,000           1,019,812
Duff & Phelps Credit Rating Co. ...................      9,300             827,119
Dupont Photomasks Inc. ............................     10,900             525,925
Dura Automotive Systems Inc. ......................     31,300             545,794
Dura Pharmaceuticals Inc. .........................     93,500           1,303,156
Duramed Pharmaceuticals Inc. ......................     41,600             296,400
DVI Inc. ..........................................     22,400             340,200
Dycom Industries Inc. .............................     53,900           2,374,969
E Spire Communications Inc. .......................    100,500             584,156
E'Town Corp. ......................................     18,500           1,151,625
E-Fax Inc. ........................................     16,100             116,222
E-Globe Inc. ......................................        718               3,186

   The accompanying notes are an integral part of these financial statements.

                                    SAI-135

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
---------------------------------------------------   ----------   -----------------
E.W. Blanch Holdings Inc. .........................     27,500         $ 1,684,375
E4L Inc. ..........................................     31,000              77,500
Eagle USA Airfreight Inc. .........................     29,100           1,254,937
Earthgrains Co. ...................................     89,500           1,443,187
Earthshell Corp. ..................................     59,000             243,375
Earthweb Inc. .....................................     11,700             588,656
East West Bancorp Inc. ............................     48,700             557,006
Eastern Enterprises ...............................     56,231           3,229,768
Eastern Utilities Associates ......................     43,500           1,318,594
Eastgroup Properties Inc. .........................     35,000             647,500
Eaton Vance Corp. .................................     64,600           2,454,800
Echelon Corp. .....................................     39,400             770,762
Eclipse Surgical Technologies .....................     37,000             272,875
Eclipsys Corp. ....................................     73,100           1,873,187
Education Management Corp. ........................     38,900             544,600
EEX Corp. .........................................    101,300             297,569
Egghead Inc. ......................................     46,097             746,195
El Paso Electric Co. ..............................    124,200           1,218,712
Elcor Chemical Corp. ..............................     41,250           1,242,656
Electric Lightware Inc. Class A ...................     19,400             363,750
Electro Rent Corp. ................................     28,100             326,663
Electro Scientific Industries Inc. ................     27,800           2,029,400
Electroglas Inc. ..................................     40,700           1,032,762
Electronics Boutique Holdings Corp. ...............      9,500             171,000
Emcore Corp. ......................................     21,500             731,000
Emcore Group Inc. .................................     17,900             326,675
Emmis Broadcasting Corp. Class A ..................     33,400           4,162,997
Empire District Electric Co. ......................     37,600             850,700
Emulux Corp. ......................................     68,900           7,751,250
Energen Corp. .....................................     57,400           1,036,787
Enesco Group Inc. .................................     31,600             349,575
Engineering Animation Inc. ........................     24,500             214,375
Enhance Financial Services Group Inc. .............     57,700             937,625
Entercom Communications Corp. .....................     50,200           3,313,200
Entertainment Properties Trust ....................     32,900             433,869
Entremed Inc. .....................................     25,400             650,875
Entrust Technologies Inc. .........................     30,600           1,834,087
Enzo Biochem Inc. .................................     46,508           2,095,767
Enzon Inc. ........................................     76,000           3,296,500
Epicor Software Corp. .............................     82,639             418,360
Equitable Resources Inc. ..........................     69,800           2,329,575
Equity Inns Inc. ..................................     75,300             508,275
Eshare Technologies Inc.  (Georgia) ...............      8,300             141,619
ESS Technology Inc. ...............................     54,400           1,207,000
Essex Property Trust ..............................     38,300           1,302,200
Esterline Technologies Corp. ......................     39,400             455,563
Etec Systems Inc. .................................     46,100           2,068,737
Ethan Allen Interiors Inc. ........................     86,100           2,760,581
Ethyl Corp. .......................................    128,400             505,575
Evergreen Resources ...............................     25,700             507,575

   The accompanying notes are an integral part of these financial statements.

                                    SAI-136

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)          SHARES           VALUE
------------------------------------------------------   ----------   -----------------
Exar Corp. ...........................................     20,200         $ 1,189,275
Excalibur Technologies Corp. .........................     24,700             509,438
Exchange Applications Software .......................     23,800           1,329,825
Executone Information Systems Inc. ...................    130,800             711,225
Exide Corp. ..........................................     40,000             332,500
Extended Stay America Inc. ...........................    136,800           1,043,100
F + M Bancorp Maryland ...............................     19,299             390,805
F New Brunswick Corp. ................................     42,029             935,145
F&M National Corp. ...................................     48,679           1,341,715
Factory 2 U Inc. .....................................     26,400             749,100
Factset Research Systems Inc. ........................     20,250           1,612,406
Fairchild Corp.  Class A .............................     26,473             239,912
Fairfield Communities Inc. ...........................     96,500           1,037,375
Family Golf Ctrs Inc. ................................     55,700              78,328
Farm Family Holdings Inc. ............................     11,600             490,100
Farmer Brothers Co. ..................................      1,930             306,870
Farmers Capital Bank Corp. ...........................     13,500             406,688
Fatbrain.Com Inc. ....................................      6,500             162,906
FBL Financial Group Inc.  Class A ....................     28,600             572,000
FCNB Corp. ...........................................     19,000             289,750
Fedders USA Inc. .....................................     69,300             381,150
Federal Agricultural Mortgage Corp.  Class C .........     12,000             242,250
Federal Realty Investment Trust ......................     85,200           1,602,825
Federal Signal Corp. .................................     97,700           1,569,306
Ferro Corp. ..........................................     74,950           1,648,900
Fidelity Holdings Inc. ...............................      7,200             136,350
Fidelity National Financial Inc. .....................     45,877             659,482
Filenet Corp. ........................................     68,300           1,741,650
Financial Federal Corp. ..............................     22,550             514,422
Finet Common Inc. ....................................    103,400             135,713
Finish Line Inc.  Class A ............................     37,700             204,994
First American Financial Corp. .......................    119,610           1,487,649
First Bancorp Puerto Rico ............................     48,700           1,010,525
First Buse Corp. Class A .............................     23,000             520,375
First Charter Corp. ..................................     32,900             489,388
First Citizens Bancshares Inc. .......................     11,600             809,100
First Commerce Bancshares Inc.  Class B ..............     12,200             240,188
First Commonwealth Financial Corp. ...................    131,080           1,572,960
First Consulting Group ...............................     38,800             601,400
First Federal Capital Corp. ..........................     29,500             431,438
First Financial Bancorp ..............................     75,226           1,607,956
First Financial Bankshares Inc. ......................     20,299             624,194
First Financial Corp.  -- Indiana ....................     11,993             497,710
First Financial Holdings Inc. ........................     27,000             432,000
First Health Group Corp. .............................    101,500           2,727,812
First Industrial Realty Trust Inc. ...................     79,100           2,170,306
First Industries Corp. ...............................     18,767             408,182
First Merchants Corp. ................................     21,500             564,375
First Midwest Bancorp Inc. ...........................     78,943           2,091,976
First Republic Bank (San Francisco) ..................     19,800             465,300

   The accompanying notes are an integral part of these financial statements.

                                    SAI-137

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
---------------------------------------------------   ----------   -----------------
First Sentinel Bancorp Inc. .......................     85,994         $   671,828
First Sierra Financial Inc. .......................     37,900             649,038
First Source Corp. ................................     24,339             608,475
First United Bancshares Inc. ......................     54,900             734,287
First Washington Bancorp Inc. .....................     28,300             417,425
First Washington Reality Trust Inc. ...............     16,600             310,213
Firstfed Financial Corp.  -- Wisconsin ............     44,250             622,266
Fisher Scientific International Inc. ..............     63,000           2,275,875
Flagstar Bancorp Inc. .............................     15,700             270,825
Flashnet Communications Inc. ......................     19,100             118,181
Fleetwood Enterprises Inc. ........................     70,000           1,443,750
Fleming Cos., Inc. ................................     84,400             865,100
Florida East Coast Industries Inc. ................     65,800           2,747,150
Florida Rock Industries Inc. ......................     39,800           1,370,612
Flowserve Corp. ...................................     77,226           1,312,842
Flycast Communications Corp. ......................      6,900             896,569
Footstar Inc. .....................................     42,000           1,281,000
Foremost Corp. ....................................     39,500           1,120,812
Forest City Enterprises Inc. ......................     31,700             887,600
Forest Oil Corp. ..................................     70,800             933,675
Forrester Research Inc. ...........................      5,400             371,925
Forward Air Corp. .................................     19,400             841,475
Fossil Inc. .......................................     27,825             643,453
Foster Wheeler Corp. ..............................     85,200             756,150
FPIC Insurance Group Inc. .........................     19,600             327,075
Franklin Covey Co. ................................     46,100             345,750
Franklin Electric Co., Inc. .......................      9,900             694,856
Freedom Securities Corp. ..........................     29,900             336,375
Friede Goldman International Inc. .................     62,326             432,387
Friedman Billings Ramsey Group ....................     47,800             376,425
Fritz Cos., Inc. ..................................     42,100             442,050
Frontier Airls Inc. ...............................     33,000             375,375
Frontier Financial Corp. ..........................     29,600             592,000
Frontier Insurance Group Inc. .....................     68,066             233,977
FSI International Inc. ............................     51,700             594,550
Furniture Brands International Inc. ...............     99,200           2,182,400
FYI Inc. ..........................................     24,000             816,000
G&K Services Inc.  Class A ........................     37,600           1,217,300
Gables Residential Trust ..........................     54,900           1,317,600
Gardner Denver Machinery Inc. .....................     20,800             347,100
Gaylord Container Corp. ...........................    116,500             793,656
Gaylord Entertainment Co.  Class A ................     37,900           1,134,631
GBC Bancorp .......................................     25,600             494,400
GC Cos., Inc. .....................................     12,300             318,263
Geltex Pharmaceuticals Inc. .......................     30,600             392,063
Gencorp Inc. ......................................     73,400             724,825
General Binding Corp. .............................     12,300             144,525
General Cable Corp. ...............................     73,200             553,575
General Cigar Holdings Inc.  Class A ..............     19,100             158,769
General Communication Inc. ........................     83,300             364,438

   The accompanying notes are an integral part of these financial statements.

                                    SAI-138

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
---------------------------------------------------   ----------   -----------------
General Semiconductor Inc. ........................     64,700         $   917,931
Genesco Inc. ......................................     50,000             650,000
Genesys Telecommunications Laboratories ...........     19,800           1,069,200
Genlyte Group Inc. ................................     25,000             534,375
Genrad Inc. .......................................     55,300             891,712
Gentek Inc. .......................................     32,900             343,394
Geon Co. ..........................................     45,300           1,472,250
Georgia Gulf Corp. ................................     66,600           2,027,137
Gerber Scientific Inc. ............................     42,800             938,925
Getty Images Inc. .................................     52,200           2,551,275
Getty Realty Corp. ................................     15,400             172,288
Gibraltor Steel Corp. .............................     16,000             374,000
Gilead Sciences Inc. ..............................     88,398           4,784,542
Glacier Bancorp Inc. ..............................     18,500             298,313
Glenayre Technologies Inc. ........................    117,100           1,324,694
Glenborough Realty Trust Inc. .....................     65,200             872,050
Gliatech ..........................................     19,900             330,838
Glimcher Realty Trust .............................     52,000             669,500
Global Imaging Systems Inc. .......................     15,500             189,875
Global Industries Ltd. ............................    126,200           1,088,475
Global Sports Inc. ................................     10,300             129,394
Globix Corp. ......................................     17,800           1,068,000
Go2Net ............................................     44,400           3,862,800
Golf Trust America Inc. ...........................     16,400             277,775
Goodys Family Clothing Inc. .......................     42,300             227,363
Graco Inc. ........................................     31,000           1,112,125
Grand Premier Financial Inc. ......................     31,270             463,187
Grand Union Company ...............................     62,200             629,775
Granite Construction Inc. .........................     41,225             760,086
Gray Communications Systems Inc. ..................     28,700             507,631
Great Atlantic & Pacific Tea Co., Inc. ............     36,300           1,011,862
Great Lakes REIT Inc. .............................     38,500             553,438
Great Plains Software Inc. ........................     21,100           1,577,225
Great Southern Bancorp Inc. .......................     14,000             308,000
Greatel Bay Bancorp ...............................     23,600           1,011,850
Greif Brothers Corp. Class A ......................     29,300             871,675
Grey Advertising Inc. .............................      1,330             532,000
Grey Wolf Inc. ....................................    355,100           1,020,912
Griffon Corp. .....................................     68,000             531,250
Group 1 Automotive Inc. ...........................     34,100             475,269
Group Maintenance America Corp. ...................     64,400             688,275
GT Interactive Software Corp. .....................     68,500             113,453
Gtech Holdings Corp. ..............................     80,900           1,779,800
Guess Inc. ........................................     10,400             226,200
Guilford Mills Inc. ...............................     36,425             264,081
Guilford Pharmaceuticals Inc. .....................     41,600             707,200
Guitar Center Inc. ................................     42,200             424,638
Gymboree Corp. ....................................     45,000             253,125
H S Resources Inc. ................................     35,600             614,100
H.B. Fuller Co. ...................................     28,800           1,611,000

   The accompanying notes are an integral part of these financial statements.

                                    SAI-139

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
---------------------------------------------------   ----------   -----------------
Ha Lo Industries Inc. .............................     87,100         $   653,250
Hadco Corp. .......................................     28,900           1,473,900
Haemonetics Corp. .................................     50,600           1,204,912
Hain Food Group Inc. ..............................     31,400             702,575
Hamilton Bancorp Inc.  (Florida) ..................     20,800             369,200
Hancock Holding Co. ...............................     19,215             744,581
Handleman Co. .....................................     61,300             819,887
Hanger Orthopedic Group ...........................     39,500             395,000
Hanna (M.A.) Co. ..................................    105,400           1,152,812
Hanover Compressor Co. ............................     59,700           2,253,675
Hanover Direct Inc. ...............................    248,600             901,175
Harbinger Corp. ...................................     80,575           2,563,292
Harbor Florida Bancshares Inc. ....................     27,766             359,223
Harken Energy Corp. ...............................    262,800             197,100
Harleysville Group Inc. ...........................     28,500             406,125
Harleysville National Corp. .......................     16,564             538,330
Harman International Industries Inc. ..............     32,415           1,819,292
Harmon Industries Inc. ............................     23,300             282,513
Harmonic Lightwaves Inc. ..........................     53,400           5,069,662
Harris Financial Inc. .............................     13,600             102,000
Harsco Corp. ......................................     85,000           2,698,750
Haverty Furniture Cos., Inc. ......................     39,100             493,638
Hawaii / FN Inc. ..................................     13,600             527,000
Hawaiian Electric Industries Inc. .................     68,600           1,980,825
Hayes Lemmerz International Inc. ..................     36,700             639,956
HCC Insurance Holdings Inc. .......................     84,500           1,114,344
Health Care Property Investors Inc. ...............    106,412           2,540,586
Health Care REIT Inc. .............................     60,300             912,037
Healthcare Realty Trust ...........................     82,590           1,290,469
Heartland Express Inc. ............................     41,135             647,876
Heico Corp. .......................................     10,500             229,031
Heidrick & Struggles International Inc. ...........     28,100           1,187,225
Heilig Meyers Co. .................................    141,800             389,950
Helix Technology Corp. ............................     47,300           2,119,631
Helmerich & Payne Inc. ............................     99,900           2,179,069
Hemispherx Biopharma Inc. .........................     51,500             511,781
Henry Schein Inc. .................................     50,300             669,619
Herbalife International Inc.  Class A .............     28,299             406,798
Hexcel Corp. ......................................     27,400             152,413
Hilb Rogal & Hamilton Co. .........................     28,600             807,950
Hines Horticulture Inc. ...........................     46,700             394,031
HNC Software Inc. .................................     50,300           5,319,225
Hollywood Entertainment Corp. .....................     65,500             949,750
Hollywood Park Inc. ...............................     49,000           1,099,437
Home Propreties New York Inc. .....................     39,700           1,089,269
Homebase Inc. .....................................     80,600             246,838
Hooper Holmes Inc. ................................     61,100           1,573,325
Horace Mann Educators Corp. .......................     87,300           1,713,262
Hospitality Properties Trust ......................    107,200           2,043,500
Houston Exploration Company .......................     15,700             311,056

   The accompanying notes are an integral part of these financial statements.

                                    SAI-140

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)                  SHARES           VALUE
--------------------------------------------------------------   ----------   -----------------
HSB Group Inc. ...............................................     59,150       $   2,000,009
Hub Group Inc.  Class A ......................................     14,000             280,000
Hudson River Bancorp Inc. ....................................     37,900             383,738
Hudson United Bancorp ........................................    103,926           2,656,608
Hughes Supply Inc. ...........................................     48,950           1,055,484
Human Genome Sciences Inc. ...................................     47,800           7,295,475
Hussmann International Inc. ..................................    107,800           1,623,737
Hutchinson Technology Inc. ...................................     52,300           1,111,375
Hypercom Corp. ...............................................     31,000             310,000
Hyperion Solutions Corp. .....................................     64,310           2,797,485
ICG Communications Inc. ......................................    102,000           1,912,500
Idacorp Inc. .................................................     79,700           2,136,956
IDEC Pharmaceuticals Corp. ...................................     84,900           8,341,425
Identix Inc. .................................................     43,000             389,688
Idex Corp. ...................................................     62,925           1,911,347
IDEXX Laboratories Inc. ......................................     83,800           1,351,275
IDG Books Worldwide Inc. .....................................      6,900              79,781
IDT Corp. ....................................................     41,700             787,087
IDX Systems Corp. ............................................     27,500             859,375
Igen Inc. ....................................................     20,200             600,950
IHOP Corp. ...................................................     41,100             685,856
Imation Corp. ................................................     75,800           2,544,037
Imclone Systems Inc. .........................................     54,500           2,159,562
Imco Recycling Inc. ..........................................     28,100             354,763
Impath Inc. ..................................................     17,500             445,156
Imperial Bancorp .............................................     72,799           1,756,276
Imperial Credit Commercial Mortgage Investment Corp. .........     59,500             676,813
Imperial Credit Industries Inc. ..............................     47,172             294,825
Imperial Sugar Company .......................................     71,000             235,188
Imrglobal Corp. ..............................................     44,050             553,378
In-Focus Systems Inc. ........................................     48,300           1,119,956
Inacom Corp. .................................................     86,580             633,116
Inc. yte Pharmacuticals Inc. .................................     52,100           3,126,000
Independence Community Bank Corp. ............................    156,900           1,961,250
Independent Bank Corp.  (Mass) ...............................     22,400             280,000
Indiana Energy Inc. ..........................................     63,666           1,130,071
Indy Mac Mortgage Holdings Inc. ..............................    151,300           1,929,075
Inet Technologies Inc. .......................................     12,300             859,462
Infocure Corp. ...............................................     57,500           1,793,281
Informatica Corp. ............................................     17,800           1,893,475
Information Holdings Inc. ....................................      8,000             232,500
Information Resources Inc. ...................................     62,600             579,050
Informix Corp. ...............................................    401,200           4,588,725
Infousa Inc. .................................................     48,300             673,181
Ingles Markets Inc. ..........................................     22,900             254,763
Inhale Therapeutic Systems ...................................     28,300           1,204,519
Innkeepers USA Trust .........................................     72,600             594,413
Innovex Inc. .................................................     31,400             294,375
Input/Output Inc. ............................................     92,900             470,306
Insight Enterprises Inc. .....................................     43,098           1,750,856

   The accompanying notes are an integral part of these financial statements.

                                    SAI-141

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
---------------------------------------------------   ----------   -----------------
Insignia Financial Group Inc. .....................     38,999         $   338,804
Insituform Technologies Inc.  Class A .............     43,100           1,217,575
Inspire Insurance Solutions Inc. ..................     24,300             111,628
Integrated Device Technology ......................    173,900           5,043,100
Integrated Health Services Inc. ...................    109,200               9,828
Integrated Systems Inc.  Class A ..................     38,200           1,282,087
Inter-Tel Inc. ....................................     44,600           1,115,000
International Fibercom Inc. .......................     49,900             392,963
International Home Foods Inc. .....................     51,400             893,075
International Multifoods Corp. ....................     38,600             511,450
International Rectifier Corp. .....................    109,600           2,849,600
International Specialty Products ..................     31,600             290,325
Interpool Inc. ....................................     23,750             176,641
Intertan Inc. .....................................     40,800           1,065,900
Intervoice Inc. ...................................     64,600           1,501,950
Intervu Inc. ......................................     17,600           1,848,000
Interwest Bancorp Inc. ............................     32,700             629,475
Intraware Inc. ....................................     29,800           2,382,137
Invacare Corp. ....................................     51,200           1,027,200
Investors Financial Services Corp. ................     28,000           1,288,000
Invitrogen Corp. ..................................     10,000             600,000
Iomega Corp. ......................................    573,400           1,935,225
Ionics Inc. .......................................     35,000             984,375
IPC Information Inc. ..............................     18,600           1,320,600
IRI International Corp. ...........................     27,300             109,200
Iron Inc. .........................................     53,500           2,103,219
IRT Property Co. ..................................     74,300             580,469
Irwin Financial Corp. .............................     21,000             374,063
Isaac Fair & Co., Inc. ............................     21,900           1,160,700
Isis Pharmaceuticals Inc. .........................     61,800             386,250
ISS Group Inc. ....................................     50,900           3,620,262
IT Group Inc. .....................................     50,700             465,806
ITC Deltacom ......................................    101,700           2,809,462
ITI Technologies Inc. .............................     14,400             432,000
ITT Educational Services Inc. .....................     31,000             478,563
Iturf Inc. ........................................     10,200             126,863
Ivex Packaging Corp. ..............................     43,100             431,000
Ivillage Inc. .....................................     27,300             552,825
J&J Snack Foods Corp. .............................     14,400             295,200
J. B. Hunt Transport Services Inc. ................     46,900             649,272
J.M. Smucker Co.  Class A .........................     55,500           1,082,250
Jack Henry & Associates Inc. ......................     28,750           1,543,516
Jack In The Box Inc. ..............................     86,700           1,793,606
Jacobs Engineering Group Inc. .....................     46,000           1,495,000
Jakks Pacific Inc. ................................     29,800             556,888
JDA Software Group Inc. ...........................     46,450             760,619
JDN Realty Corp. ..................................     69,400           1,119,075
Jeffries Group Inc. ...............................     43,500             957,000
JLG Industries Inc. ...............................     92,900           1,480,594
JLK Direct Distribution Inc. Class A ..............      8,500              87,656

   The accompanying notes are an integral part of these financial statements.

                                    SAI-142

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
---------------------------------------------------   ----------   -----------------
Jo Ann Stores Inc. Class A ........................     34,300         $   385,875
John Harland Co. ..................................     64,100           1,173,831
John Nuveen & Co., Inc. Class A ...................     14,500             522,906
Johnson Watkins Co. ...............................     11,800             472,000
Jones Lang Lasalle Inc. ...........................     60,900             723,187
Jones Pharma Inc. .................................     77,000           3,344,687
Jostens Inc. ......................................     70,700           1,718,894
Journal Register Co. ..............................     98,600           1,522,137
JP Realty Inc. ....................................     31,000             484,375
JSB Financial Inc. ................................     18,000             933,750
Juno Online Services Inc. .........................     13,800             495,938
Just For Feet Inc. ................................     46,950              58,688
Justin Industries Inc. ............................     33,250             494,594
K V Pharmaceutical Co. ............................     24,300             520,931
K-Swiss Inc.  Class A .............................     13,300             247,089
Kaiser Aluminum Corp. .............................     54,500             418,969
Kaman Corp.  Class A ..............................     49,900             642,463
Kansas City Life Insurance Co. ....................     15,500             523,125
Kaufman & Broad Home Corp. ........................    100,300           2,426,006
Kaydon Corp. ......................................     65,200           1,748,175
Kellstrom Inds Inc. ...............................     26,300             239,988
Kellwood Co. ......................................     52,700           1,024,356
Kelly Services Inc. Class A .......................     38,200             959,775
KEMET Corp. .......................................     81,100           3,654,569
Kennametal Inc. ...................................     59,700           2,007,412
Kenneth Cole Productions Inc. Class A .............      2,900             132,675
Kent Electronics Corp. ............................     59,500           1,353,625
Key Energy Group Inc. .............................    173,500             900,031
Keystone Automotive Industries Inc. ...............     36,200             212,675
Kilroy Realty Corp. ...............................     59,100           1,300,200
Kimball International Inc. Class B ................     69,400           1,145,100
King Pharmaceuticals Inc. .........................     40,899           2,292,900
Kirby Corp. .......................................     52,900           1,084,450
Knight Transportation Inc. ........................     16,500             282,563
Koger Equity Inc. .................................     56,600             955,125
Komag Inc. ........................................    135,800             424,375
Konover Property Trust Inc. .......................     65,400             412,838
Kopin Corp. .......................................     53,200           2,234,400
Korn / Ferry International ........................     45,100           1,640,512
Kroll O Gara Company ..............................     22,300             367,950
Kronos Inc. .......................................     24,875           1,492,500
Kulicke & Soffa Industries Inc. ...................     50,500           2,149,406
L.S. Starrett Co. .................................     15,600             350,025
Labor Ready Inc. ..................................     71,923             872,066
Laboratory Corp.  America Holdings ................    136,600             503,713
Laclede Gas Co. ...................................     41,000             886,625
Lam Research Corp. ................................     81,400           9,081,187
Lance Inc. ........................................     49,200             492,000
Land's End Inc. ...................................     28,900           1,004,275
Landamerica Financial Group Inc. ..................     33,600             617,400

   The accompanying notes are an integral part of these financial statements.

                                    SAI-143

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
---------------------------------------------------   ----------   -----------------
Landauer Inc. .....................................     18,000         $   393,750
Landry's Seafood Restaurants Inc. .................     61,000             529,938
Landstar Systems Inc. .............................     21,600             924,750
Lasalle Hotel Propertys ...........................     30,000             350,625
Laser Vision Ctrs Inc. ............................     50,500             533,406
Lasersight Inc. ...................................     36,700             367,000
Lason Holdings Inc. ...............................     39,200             431,200
Latitude Communications Inc. ......................      6,200             161,975
Lattice Semiconductor Corp. .......................     92,500           4,359,062
Launch Media Inc. .................................     19,900             376,856
Lawson Products Inc. ..............................     11,100             256,688
Lazy Boy Chair Co. ................................    111,000           1,866,187
LCA Vision Inc. ...................................     50,000             234,375
Leap Wireless International Inc. ..................     37,900           2,975,150
Learn2 Common Inc. ................................     60,100             197,203
Learning Tree International Inc. ..................     22,400             627,200
Lee Enterprises Inc. ..............................     94,100           3,005,319
Lennar Corp. ......................................     99,800           1,621,750
Leucadia National Corp. ...........................     83,900           1,940,187
Lexington Corporate Property Trust ................     36,700             337,181
Libbey Inc. .......................................     33,500             963,125
Liberty Corp. .....................................     34,900           1,472,344
Liberty Financial Cos., Inc. ......................     27,300             626,194
Lifepoint Hosps Inc. ..............................     63,900             754,819
Ligand Pharmaceuticals Inc. Class B ...............     84,635           1,089,676
Lilly Industries Inc.  Class A ....................     50,088             673,058
LInc. oln Electric Holdings Inc. ..................     78,600           1,621,125
Lindsay Manufacturing Co. .........................     23,312             425,444
Liposome Co., Inc. ................................     84,000           1,025,062
Liqui-Box Corp. ...................................      6,700             331,650
Lithia Mtrs Inc.  Class A .........................     13,800             246,675
Littelfuse Inc. ...................................     40,100             973,052
LNR Property Corp. ................................     50,800           1,009,650
Local Financial Corp. .............................     46,100             478,288
Lodgian Inc. ......................................     56,700             283,500
Loews Cineplex Entertainment Corp. ................     29,200             171,550
Lone Star Steakhouse + Saloon Inc. ................     74,900             668,248
Lone Star Technologies Inc. .......................     47,900           1,335,212
Longview Fibre Co. ................................    111,600           1,590,300
Louis Dreyfus Natural Gas Holdings Corp. ..........     39,408             714,270
LSI Industries Inc. ...............................     22,300             482,238
LTC Properties ....................................     61,500             518,906
LTV Corp. .........................................    206,200             850,575
LTX Corp. .........................................     75,800           1,696,025
Luby's Cafeterias Inc. ............................     46,900             533,488
Lydall Inc. .......................................     38,400             254,400
M.D.C. Holdings, Inc. .............................     48,900             767,119
M.S. Carriers Inc. ................................     19,800             472,725
MacDermid Inc. ....................................     33,000           1,355,062
Macerich Co.  REIT ................................     61,800           1,286,212

   The accompanying notes are an integral part of these financial statements.

                                    SAI-144

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
---------------------------------------------------   ----------   -----------------
Macrochem Corp ....................................     54,400         $   227,800
Macrovision Corp ..................................     25,800           1,909,200
Madison Gas & Electric Co. ........................     33,150             667,144
MAF Bancorp Inc. ..................................     50,631           1,060,087
Magellan Health Services, Inc. ....................     70,400             444,400
MagneTek Inc. .....................................     50,400             387,450
Mail Well Holdings Inc. ...........................     82,600           1,115,100
Maker Communications Inc. .........................      8,400             359,100
Manhattan Assocs Inc. .............................      5,500              40,563
Manitowoc Co., Inc. ...............................     55,887           1,900,158
Mannatech Inc. ....................................     11,600              60,175
Manufactured Home Communities Inc. ................     47,100           1,145,119
Manugistics Group Inc. ............................     41,600           1,344,200
Mapics Inc. .......................................     43,500             549,188
Mapquest Common Inc. ..............................      9,900             223,369
Marcus Corp. ......................................     50,162             674,052
Marine Drilling Cos., Inc. ........................    121,000           2,714,937
Mark IV Industries Inc. ...........................    105,000           1,857,187
Markel Corp. ......................................      9,440           1,463,200
Marketing Services Group Inc. .....................     29,400             492,450
Marketwatch Common Inc. ...........................      6,100             222,650
Marval Enterprises Inc. ...........................     18,500             101,750
MascoTech Inc. ....................................     78,200             992,162
Mastec Inc. .......................................     43,049           1,915,680
Mastech Corp. .....................................     68,800           1,702,800
Mathews International Corp.  Class A ..............     30,600             841,500
Matria Healthcare Inc. ............................     78,600             324,225
Maverick Tube Corp. ...............................     33,600             829,500
Maximus Inc. ......................................     25,000             848,437
Maxtor Corp. ......................................    126,700             918,575
Maxwell Technologies Inc. .........................     20,200             202,000
MAXXAM Inc. .......................................      9,600             411,600
McGrath RentCorp ..................................     20,600             360,500
Mcmoran Exploration Company .......................     28,100             593,613
MDU Resources Group Inc. ..........................    111,050           2,221,000
Mechanical Technology Inc. ........................     15,000             348,750
Medallion Financial Corp ..........................     27,200             487,900
Medco Research Inc. ...............................     22,800             685,425
Media Metrix Inc. .................................      6,600             235,950
Medical Assurance Inc. ............................     49,700           1,053,019
Medicis Pharmaceutical Corp.  Class A .............     59,800           2,545,237
Mediconsult Common Inc. ...........................     25,400             158,750
Medquist Inc. .....................................     72,600           1,873,987
Memberworks Inc. ..................................     25,500             846,281
MEMC Electronic Materials Inc. ....................     69,000             845,250
Men's Wearhouse Inc. ..............................     52,123           1,531,113
Mentor Corp. ......................................     44,400           1,146,075
Mentor Graphics Corp. .............................    140,300           1,850,206
Merchants New York Bancorp Inc. ...................     41,700             714,112
Mercury Computer Systems Inc. .....................     42,000           1,470,000

   The accompanying notes are an integral part of these financial statements.

                                    SAI-145

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)          SHARES           VALUE
------------------------------------------------------   ----------   -----------------
Mercury Interactive Corp. ............................     78,900        $  8,516,269
Meridian Resource Corp. ..............................     63,948             195,841
Merisel Inc. .........................................    192,500             252,656
Meristar Hospitality Corp. ...........................     99,793           1,596,688
Mesa Air Group Inc. ..................................     56,200             266,950
Mesaba Holdings Inc. .................................     28,000             320,250
Messagemedia Inc. ....................................     53,800             756,562
Mestek Inc. ..........................................      7,800             157,950
Metals USA Inc. ......................................     62,200             528,700
Metamor Worldwide Inc. ...............................     73,100           2,129,037
Methode Electronics Inc.  Class A ....................     75,200           2,415,800
Metricom Inc. ........................................     22,600           1,776,925
Metris Cos Inc. ......................................     77,502           2,765,853
Metro Information Services Inc. ......................     13,400             321,600
Metromedia Inter. Group Inc. .........................    106,884             507,699
Mettler Toledo International Inc. ....................     81,100           3,097,006
MGC Communications Inc. ..............................     36,300           1,842,225
MGI Properties .......................................     28,000             147,000
Miami Computer Supply Corp. ..........................     20,500             761,062
Michael Foods Inc. ...................................     31,100             765,837
Michael's Stores Inc. ................................     55,900           1,593,150
Michigan Finance Corp. ...............................      5,900             162,619
Micrel Inc. ..........................................     57,100           3,251,131
Micro Warehouse Inc. .................................     73,500           1,359,750
Micromuse Inc. .......................................     21,400           3,638,000
Micron Electronics Inc. ..............................     75,900             844,387
Micros Systems Inc. ..................................     34,200           2,530,800
Microstrategy Inc.  Class A ..........................     80,200          16,842,000
Mid Atlantic Medical Services Inc. ...................     98,000             814,625
Mid State Bancshares .................................     23,800             758,625
Mid-America Apartment Communities Inc. ...............     43,100             975,137
Mid-America Bancorp ..................................     18,707             533,150
Midas Inc. ...........................................     34,700             759,062
Midland Co. ..........................................      8,400             174,300
Midway Games Inc. ....................................     61,869           1,480,989
Midwest Banc Holdings Inc. ...........................     17,800             244,750
Midwest Express Holdings Inc. ........................     30,000             956,250
Mikasa Inc. ..........................................     16,600             167,038
Milacron Inc. ........................................     79,900           1,228,462
Millennium Pharmaceuticals ...........................     75,300           9,186,600
Miller Industries Inc. ...............................     74,950             215,481
Mills Co. ............................................     31,600             564,850
Mine Safety Appliances Co. ...........................      7,100             454,400
Minerals Technologies Inc. ...........................     41,200           1,650,575
Mips Technologies Inc.  Class A ......................     22,400           1,164,800
Mississippi Chemical Corp. ...........................     54,052             334,447
Mississippi Valley Bankshares Inc. ...................     14,500             391,500
Mitchell Energy & Development Corp.  Class A .........     44,500             981,781
Mks Instrs Inc. ......................................     14,200             512,975
MMC Networks Inc. ....................................     64,700           2,224,062

   The accompanying notes are an integral part of these financial statements.

                                    SAI-146

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)          SHARES           VALUE
------------------------------------------------------   ----------   -----------------
MMI Cos., Inc. .......................................     37,700        $    325,163
Modem Media Poppe Tyson Inc.  Class A ................      6,500             457,438
Modine Manufacturing Co. .............................     48,100           1,202,500
Molecular Devices Corp ...............................     19,500           1,014,000
Monaco Coach Corp ....................................     36,475             932,392
Mony Group Inc. ......................................    100,200           2,924,587
Moog Inc. Class A ....................................      9,800             264,600
Morgan Keegan Inc. ...................................     60,026           1,009,187
Morrison Knudsen Corp. ...............................     71,300             557,031
Morrison Management Specialists Inc. .................     25,000             539,063
Movado Group Inc. ....................................     19,000             414,438
Mpath Interactive Inc. ...............................     20,600             548,475
MRV Communications Inc. ..............................     48,900           3,074,587
MSC Industrial Direct Inc.  Class A ..................     59,400             787,050
MTI Technology Corp ..................................     61,600           2,271,500
MTS Systems Corp. ....................................     47,900             371,225
Mueller Industries Inc. ..............................     73,300           2,657,125
Multex Systems Inc. ..................................     22,400             842,800
Musicland Stores Corp. ...............................     67,900             572,906
Myers Industries Inc. ................................     34,286             540,005
NACCO Industries Inc.  Class A .......................     13,400             744,537
National Bancorp of Alaska Inc. ......................     32,100             900,806
National City Bancshares Inc. ........................     37,657             946,132
National Computer Systems Inc. .......................     67,400           2,535,925
National Discount Brokers Group ......................     22,600             596,075
National Equipment Services Inc. .....................     49,900             311,875
National Golf Properties Inc. ........................     24,100             475,975
National Health Investors Inc. .......................     51,600             767,550
National Instruments Corp. ...........................     50,075           1,915,369
National Oilwell Inc. ................................    102,200           1,603,262
National Penn Bancshares Inc. ........................     37,384             939,273
National Presto Industries Inc. ......................     16,300             578,650
National Processing Inc. .............................     11,200              99,400
National R V Holdings Inc. ...........................     17,099             329,156
National Steel Corp.  Class B ........................     38,800             288,575
National Western Life Insurance Co.  Class A .........      3,900             267,638
Nationsrent Inc. .....................................     85,400             480,375
Nationwide Health Properties Inc. ....................     97,900           1,346,125
Nature's Sunshine Products Inc. ......................     29,279             234,232
Nautica Enterprises Inc. .............................     68,300             772,644
Navarre Corp. ........................................     27,600             158,700
Navigant Consulting Company ..........................     79,599             865,639
NBC Internet Inc.  Class A ...........................     16,700           1,290,075
NBT Bancorp Inc. .....................................     28,201             437,116
NBTY Inc. ............................................    117,600           1,359,750
NCH Corp. ............................................      6,000             267,375
NCI Building Systems Inc. ............................     38,900             719,650
NCO Group Inc. .......................................     22,350             673,294
NCS Healthcare Inc.  Class A .........................     31,300              75,316
Neff Corp.  Class A ..................................     24,700             157,463

   The accompanying notes are an integral part of these financial statements.

                                    SAI-147

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
---------------------------------------------------   ----------   -----------------
Neomagic Corp. ....................................     52,100         $   569,844
Neon Systems Inc. .................................     13,000             510,250
Net Perceptions Inc. ..............................     21,900             919,800
Netbank Inc. ......................................     49,200             910,200
Netobjects Inc. ...................................     12,000             198,000
Netopia Inc. ......................................     15,000             814,687
Network Equipment Technologies Inc. ...............     47,900             565,819
Network Event Theater Inc. ........................     23,000             684,250
Network Peripherals Inc. ..........................     24,200           1,143,450
Neurogen Corp. ....................................     25,100             414,150
New Century Financial Corp. .......................     21,100             332,325
New England Business Service Inc. .................     28,200             689,138
New Jersey Resources Corp. ........................     37,800           1,476,562
Newfield Exploration Co. ..........................     77,200           2,065,100
Newpark Resources Inc. ............................    145,960             894,005
Newport News Shipbuilding Inc. ....................     70,200           1,930,500
Nextcard Inc. .....................................     10,800             311,850
Nextera Enterprises Inc.  Class A .................     24,400             314,150
NFO Worldwide Inc. ................................     37,750             844,656
Niagara Bancorp Inc. ..............................     27,100             277,775
NL Industries Inc. ................................     47,100             709,444
Nordson Corp. .....................................     30,100           1,452,325
Nortek Inc. .......................................     21,700             607,600
North Pittsburgh Systems Inc. .....................     36,000             531,000
Northeast Optic Network Inc. ......................     10,500             656,906
Northwest Bancorp Inc.  (Pa) ......................     24,400             169,275
Northwest Natural Gas Co. .........................     53,150           1,165,978
Northwestern Corp .................................     49,200           1,082,400
Novoste Corp ......................................     28,700             473,550
NPC International Inc. ............................     24,300             191,363
Nuevo Energy Co. ..................................     37,800             708,750
NUI Corp. .........................................     26,300             693,663
Nvidia Corp. ......................................     35,100           1,647,506
NVR Inc. ..........................................     21,900           1,045,725
O Charleys Inc. ...................................     31,400             412,125
O'Reilly Automotive Inc. ..........................     67,900           1,459,850
Oak Industries Inc. ...............................     34,560           3,667,680
Oakley Inc. .......................................     59,400             330,413
Oakwood Homes Corp. ...............................    106,200             338,513
Oceaneering International Inc. ....................     44,400             663,225
Oceanfirst Financial Corp. ........................     30,100             521,106
Octel Corp ........................................     31,400             325,775
Ocular Sciences Inc. ..............................     32,100             605,888
Ocwen Financial Corp. .............................     68,300             426,875
OEA Inc. ..........................................     43,100             210,113
Office Max Inc. ...................................    237,200           1,304,600
Offshore Logistics Inc. ...........................     42,100             394,688
Ogden Corp. .......................................    104,500           1,247,469
Ohio Casualty Corp. ...............................    132,300           2,125,069
Olin Corp. ........................................     86,100           1,705,856

   The accompanying notes are an integral part of these financial statements.

                                    SAI-148

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES          VALUE
---------------------------------------------------   ---------   -----------------
Olsten Corp. ......................................    148,300       $  1,677,644
OM Group Inc. .....................................     51,450          1,771,809
Omega Financial Corp. .............................     18,600            539,400
Omega Healthcare Investors Inc. ...................     40,809            517,764
Omnipoint Corp. ...................................     64,300          7,756,187
Omnova Solutions Inc. .............................     71,000            550,250
On Assignment Inc. ................................     23,100            690,113
On Command Corp ...................................     22,700            419,950
One Valley Bancorp Inc. ...........................     70,375          2,155,234
Oneida Ltd. .......................................     30,575            665,006
Onemain Common Inc. ...............................     40,500            607,500
Oneok Inc. ........................................     62,100          1,560,262
Onhealth Network Company ..........................     26,200            234,163
Onyx Software Corp. ...............................     13,900            514,300
Open Market Inc. ..................................     55,600          2,508,950
Optical Cable Corp. ...............................      3,800             76,000
Optical Coating Laboratory Inc. ...................     25,100          7,429,600
Orbital Sciences Corp. ............................     78,900          1,464,581
Oregon Steel Mills Inc. ...........................     58,500            464,344
Organogenesis Inc. ................................     66,502            577,736
Oriental Financial Group Inc. .....................     22,233            490,516
Orthodontic Centres of America Inc. ...............     76,500            913,219
Oshkosh B Gosh Inc. ...............................     21,000            442,313
Oshkosh Truck Corp. ...............................     23,300            682,981
Osteotech Inc. ....................................     31,700            423,988
Otter Tail Power Co. ..............................     25,800            967,500
Overseas Shipholding Group Inc. ...................     58,400            865,050
Owens & Minor Inc. ................................     72,300            646,181
Oxford Industries Inc. ............................     13,900            275,394
P Common Inc. .....................................    134,100          1,185,947
P F Changes China Bistro Inc. .....................     12,900            320,888
P.H. Glatfelter Co. ...............................     53,500            779,094
Pacific Capital Bancorp New .......................     51,000          1,568,250
Pacific Gateway Exchange Inc. .....................     33,200            566,475
Pacific Gulf Properties Inc. ......................     32,000            648,000
Pacific Sunwear California ........................     57,972          1,847,857
Paging Network Inc. ...............................    199,800            162,338
Pairgain Technologies Inc. ........................    133,700          1,896,869
Palm Harbor Homes Inc. ............................     38,121            686,178
Pan Pacific Retail Properties Inc. ................     17,100            278,944
Papa John's International Inc. ....................     47,275          1,232,105
Parexel International Corp. .......................     52,500            620,156
Park Electrochemical Corp. ........................     19,200            510,000
Park National Corp. ...............................     18,060          1,733,760
Parker Drilling Co. ...............................    147,400            469,838
Parkervision Inc. .................................     14,300            439,725
Parkway Properties Inc. ...........................     20,800            599,300
PathoGenesis Corp. ................................     37,900            812,481
Patterson Dental Co. ..............................     48,875          2,083,297
Patterson Energy Inc. .............................     67,800            881,400

   The accompanying notes are an integral part of these financial statements.

                                    SAI-149

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
---------------------------------------------------   ----------   -----------------
PAXAR Corp. .......................................     91,493        $    771,972
Paxson Communications Corp. .......................     59,900             715,056
Pc Connection Inc. ................................      7,300             251,850
Pcorder Common Inc.  Class A ......................      4,900             249,900
Pe Corp. ..........................................     52,600           7,837,400
Pediatrix Medical Group ...........................     32,600             228,200
Pegasus Communications Corp.  Class A .............     22,800           2,228,700
Pegasus Systems Inc. ..............................     26,000           1,568,125
Pegasystems Inc. ..................................     60,700             682,875
Penn Treaty American Corp. ........................     12,800             201,600
Pennsylvania REIT .................................     26,800             390,275
Pennzoil Quaker Str Co. ...........................    169,000           1,721,687
Penton Media Inc. .................................     44,600           1,070,400
Peoples Holding Co. ...............................     13,300             384,038
PeopleSoft Inc. ...................................     48,263           1,028,595
Pep Boys -- Manny, Moe & Jack .....................     98,900             902,462
Per Se Technologies Inc. ..........................     58,666             493,161
Peregrine Systems Inc. ............................     51,000           4,293,562
Performance Food Group Inc. .......................     24,650             600,844
Perkinelmer Inc. ..................................     92,900           3,872,769
Perrigo Co. .......................................    129,600           1,036,800
Personal Group of America Inc. ....................     55,600             562,950
Pervasive Software Inc. ...........................     32,400             548,775
Petco Animal Supplies Inc. ........................     45,000             669,375
PETSMART Inc. .....................................    253,500           1,457,625
PFF Bancorp Inc. ..................................     22,800             441,750
Pharmaceutical Product Development Inc. ...........     40,004             475,048
Pharmaceutical Resources Inc. .....................     39,000             192,563
Pharmacyclics Inc. ................................     25,300           1,043,625
Philadelphia Consolidated Holding Corp. ...........     17,900             259,550
Philadelphia Suburban Corp. .......................     76,865           1,590,145
Phillips-Van Heusen Corp. .........................     46,900             389,856
Phoenix Investment Partners Ltd. ..................     93,000             755,625
Phoenix Technology Ltd. ...........................     53,100             839,644
Photronics Inc. ...................................     46,100           1,319,612
PhyCor Inc. .......................................    157,200             294,750
Pico Holdings Inc. ................................     22,200             273,338
PictureTel Corp. ..................................     86,000             370,875
Piedmont Natural Gas Co., Inc. ....................     65,800           1,990,450
Pier 1 Imports Inc. ...............................    208,000           1,326,000
Pierce Leahy Corp .................................     15,800             683,350
Pilgrim's Pride Corp. .............................     32,900             273,481
Pillowtex Corp. ...................................     24,600             152,213
Pinnacle Holdings Inc. ............................     57,300           2,428,087
Pinnacle Systems Inc. .............................     37,800           1,537,987
Pioneer Natural Resources Co. .....................    217,800           1,946,587
Pioneer-Standard Electronics Inc. .................     56,875             821,133
Pitt Desmoines Inc. ...............................      6,000             147,750
Pittston Brink's Group ............................     82,200           1,808,400
Pittston Bulington Group ..........................     44,000             467,500

   The accompanying notes are an integral part of these financial statements.

                                    SAI-150

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
---------------------------------------------------   ----------   -----------------
Pittway Corp.  Class A ............................     65,000        $  2,912,812
Plains Resources Inc. .............................     36,100             451,250
Plantronics Inc. ..................................     34,700           2,483,219
Playboy Enterprises Inc.  Class B .................     42,800           1,040,575
Players International Inc. ........................     60,900             500,522
Playtex Family Products Corp. .....................     62,800             965,550
Plexus Corp. ......................................     37,300           1,641,200
Plx Technology Inc. ...............................     25,700             486,694
Pma Capital Corp.  Class A ........................     37,100             737,362
Pogo Producing Co. ................................     84,600           1,734,300
Polaris Industries Inc. ...........................     53,000           1,921,250
Polaroid Corp. ....................................     96,500           1,815,406
Policy Management Systems Corp. ...................     77,100           1,970,869
Polycom Inc. ......................................     42,600           2,713,087
Polymer Group Inc. ................................     42,000             766,500
Potlatch Corp. ....................................     51,600           2,302,650
Power Integrations ................................     43,800           2,099,662
Power One Inc. ....................................     24,100           1,104,081
Powertel Inc. .....................................     48,200           4,838,075
Powerwave Technologies Inc. .......................     29,900           1,745,412
Pre-Paid Legal Services Inc. ......................     42,400           1,017,600
Precision Castparts Corp. .........................     52,700           1,383,375
Premier Bancshares Inc. ...........................     55,400             754,825
Premier National Bancorp Inc. .....................     32,600             601,063
Premiere Technologies Inc. ........................     92,400             646,800
Prentiss Properties Trust .........................     80,300           1,686,300
Presidential Life Corp. ...........................     50,500             927,937
Presstek Inc. .....................................     59,200             821,400
Preview Travel Inc. ...............................     24,000           1,251,000
PRI Automation Inc. ...............................     40,800           2,738,700
Price Communications Corp. ........................     91,950           2,557,359
Pride International Inc. ..........................    119,500           1,747,687
Primark Corp. .....................................     43,000           1,195,937
Prime Group Reality Trust .........................     18,900             287,044
Prime Hospitality Corp. ...........................    112,100             987,881
Prime Retail Inc. .................................     89,093             501,148
Primex Technologies Inc. ..........................     19,700             408,775
Primus Telecomm Group Inc. ........................     46,500           1,778,625
Priority Healthcare Corp.  Class B ................      7,689             222,500
Prism Financial Corp. .............................      5,200              29,250
Private Business Inc. .............................      8,900              42,831
Probusiness Services Inc. .........................     26,299             946,764
Prociurenet Inc. ..................................     64,900               9,735
Professional Detailing Inc. .......................      9,400             281,413
Professionals Group Inc. ..........................     19,360             453,750
Profit Recovery Group International Inc. ..........     64,750           1,719,922
Progress Software Corp. ...........................     32,900           1,867,075
Project Software & Development Inc. ...............     27,800           1,542,900
Protection One Inc. ...............................     40,000              77,500
Protein Design Inc. ...............................     39,000           2,730,000

   The accompanying notes are an integral part of these financial statements.

                                    SAI-151

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
---------------------------------------------------   ----------   -----------------
Provant Inc. ......................................     16,300        $    411,575
Provident American Corp. ..........................     18,400             647,450
Provident Bankshares Corp. ........................     54,067             936,035
ProvInc. e Healthcare Company .....................     25,300             480,700
Proxicom Inc. .....................................     20,700           2,573,269
Proxim Inc. .......................................     23,900           2,629,000
Proxymed Pharmacy Inc. ............................     36,900             359,775
PS Business Pks Inc. ..............................     50,500           1,148,875
PSS World Med Inc. ................................    148,350           1,400,053
Public Service Co. of New Mexico ..................     77,000           1,251,250
Public Service Co. of North Carolina Inc. .........     43,700           1,412,056
Publicard Inc. ....................................     42,000             275,625
Pulitzer Inc. .....................................     14,900             600,656
Pulte Corp. .......................................     68,600           1,543,500
QRS Corp. .........................................     22,250           2,336,250
Quadramed Corp. ...................................     47,000             409,781
Quanex Corp. ......................................     28,700             731,850
Quanta Services Inc. ..............................     60,300           1,703,475
Queens County Bancorp., Inc. ......................     35,795             970,939
Quest Diagnostics Inc. ............................     59,700           1,824,581
Quiksilver Inc. ...................................     41,750             647,125
Quorum Health Group Inc. ..........................    157,500           1,466,719
R & G Financial Corp.  Class B ....................     21,600             248,400
Racing Champions Corp. ............................     23,900             106,056
Radian Group Inc. .................................     72,871           3,479,590
Radiant Systems Inc. ..............................     21,400             860,012
Radio One Inc. Class A ............................     12,800           1,177,600
Radisys Corp. .....................................     20,850           1,063,350
Ralcorp Holdings Inc. .............................     54,900           1,094,569
Rare Hospitality International Inc. ...............     22,000             476,094
Rare Medium Group Inc. ............................     65,800           2,245,425
Raymond James Financial Inc. ......................     86,100           1,608,994
Rayonier Inc. .....................................     57,800           2,792,462
Rayovac Corp ......................................     58,300           1,100,412
Razorfish Inc. Class A ............................     14,899           1,417,267
Read-Rite Corp. ...................................     99,100             470,725
Realty Inc. ome Corp. .............................     55,300           1,140,562
Reckson Associates Realty Corp. ...................     88,100           1,806,050
Redwood Trust Inc. ................................     20,700             258,750
Reebok International Ltd. .........................     92,500             757,344
Regal Beloit Corp. ................................     45,400             936,375
Regency Realty Corp. ..............................     75,200           1,504,000
Regeneron Pharmaceuticals Inc. ....................     24,200             308,550
Regis Corp. .......................................     59,850           1,129,669
Reliance Bancorp Inc. .............................     17,900             617,550
Reliance Group Holdings Inc. ......................    137,700             920,869
Reliance Steel & Aluminum Co. .....................     38,775             908,789
Remec Inc. ........................................     46,200           1,178,100
Remedy Corp. ......................................     46,800           2,217,150
Renaissance Worldwide Inc. ........................     75,578             557,388

   The accompanying notes are an integral part of these financial statements.

                                    SAI-152

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
---------------------------------------------------   ----------   -----------------
Renal Care Group Inc. .............................     87,975        $  2,056,416
Rental A Center Inc.  New .........................     35,000             693,438
Rental Way Inc. ...................................     35,160             657,053
Republic Bancorp Inc. .............................     97,353           1,181,924
Republic Bancorp Inc.  Kentucky Class A ...........     16,400             140,425
Republic Bancshares Inc. ..........................     11,800             147,500
Republic Gypsum Co. ...............................     19,900             300,988
Republic Security Financial Corp ..................    104,061             744,687
Resmed Inc. .......................................     32,100           1,340,175
Resource America Inc. .............................     46,500             366,188
Resource Bancshares Mortgage Group Inc. ...........     48,249             218,628
Resources Care Inc. ...............................     41,799             532,937
Respironics Inc. ..................................     63,528             506,239
Restoration Hardware Inc.  Delaware ...............     27,700             188,706
Rexall Sundown Inc. ...............................     68,700             708,469
RFS Hotel Investors Inc. ..........................     57,300             598,069
RGS Energy Group Inc. .............................     78,400           1,612,100
RH Donnelley Corp .................................     64,800           1,223,100
Richmond County Financial Corp ....................     71,000           1,282,437
Riggs National Corp. ..............................     42,750             563,766
Risk Capital Holding Inc. .........................     18,700             236,088
Riviana Foods Inc. ................................     13,900             246,725
RLI Corp. .........................................     18,073             614,482
Roadway Express Inc. ..............................     21,400             462,775
Robbins & Myers Inc. ..............................     15,700             355,213
Robert Mondavi Corp.  Class A .....................     17,400             604,650
Rock-Tenn Co.  Class A ............................     24,890             367,128
Rogers Corp. ......................................     16,000             612,000
Rollins Inc. ......................................     35,600             534,000
Rollins Truck Leasing Corp. .......................     99,262           1,184,940
Romac International Inc. ..........................     86,234           1,158,769
Roper Industries Inc. .............................     64,500           2,438,906
Rouge Inds Inc.  Class A ..........................     14,600             114,975
RPC Energy Services Inc. ..........................     25,600             147,200
Rsa Security Inc. .................................     75,100           5,820,250
RTI International Metals Inc. .....................     30,800             231,000
Ruby Tuesday Inc. .................................     68,800           1,251,300
Ruddick Corp. .....................................     64,800           1,004,400
Russ Berrie & Co., Inc. ...........................     21,200             556,500
Russell Corp. .....................................     61,000           1,021,750
RWD Technologies Inc. .............................      6,800              70,550
Ryan's Family Steak Houses Inc. ...................     71,900             611,150
Ryerson Tull Inc.  New ............................     30,228             587,557
Ryland Group Inc. .................................     32,100             740,306
S&T Bancorp Inc. ..................................     57,500           1,333,281
S1 Corp. ..........................................     69,612           5,438,437
S3 Inc. ...........................................    109,100           1,261,469
Safescience Inc. ..................................     17,100             198,788
Safeskin Corp. ....................................     98,800           1,197,950
Saga Communications Class A .......................     16,875             341,719

   The accompanying notes are an integral part of these financial statements.

                                    SAI-153

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
---------------------------------------------------   ----------   -----------------
Saga Systems Inc. .................................     63,900        $  1,274,006
Sagent Technology Inc. ............................     27,600             826,275
Salesloggix Corp. .................................      6,800             279,225
Salton/Maxim Housewares Inc. ......................     17,899             598,498
Sanchez Computer Associates Inc. ..................     26,600           1,095,587
Sanderson Farms Inc. ..............................     14,400             123,300
Sandisk Corp. .....................................     41,800           4,023,250
Sandy Spring Bancorp Inc. .........................     19,500             526,500
Sangstat Medical Corp. ............................     30,800             916,300
Santa Cruz Operation Inc. .........................     36,700           1,114,762
Sauer Inc. ........................................     24,400             221,125
Saul Centers Inc. .................................     22,200             312,188
Sawtek Inc. .......................................     51,400           3,421,312
SC/PIE Holdings Inc. ..............................     26,700             857,737
Schawk Inc.  Class A ..............................     22,300             189,550
Schein Pharmaceutical Inc. ........................      7,400              89,725
Scholastic Corp. ..................................     29,300           1,822,094
School Specialty Inc. .............................     35,200             532,400
Schweitzer-Mauduit International Inc. .............     32,000             430,000
Scientific Games Holdings Corp. ...................     18,600             308,063
SCM Microsystems Inc. .............................     26,200           1,675,162
Scott Technologies Inc. ...........................     32,900             620,988
Scotts Co. Class A ................................     39,100           1,573,775
SCP Pool Corp .....................................     21,100             547,281
Seaboard Corp. ....................................        700             135,975
Seacoast Financial Services Corp. .................     56,000             570,500
Seacor Holdings Inc. ..............................     26,500           1,371,375
Second Bancorp Inc. ...............................     22,600             505,675
Security Capital Group Inc.  Class A ..............     76,400             955,000
Seitel Inc. .......................................     51,600             348,300
Select Comfort Corp. ..............................     41,100             166,969
Selective Insurance Group Inc. ....................     58,600           1,007,187
Semco Energy Inc. .................................     36,418             430,188
Semtech Corp. .....................................     63,800           3,325,575
Sensormatic Electronics Corp. .....................    144,300           2,516,231
Sequa Corp.  Class A ..............................     22,400           1,208,200
Serena Software Inc. ..............................     19,400             600,188
Serologicals Corp. ................................     46,125             276,750
Service Experts Inc. ..............................     31,500             183,094
Shire Pharmaceuticals Group Place .................      3,754             109,324
Shoe Carnival Inc. ................................     17,800             179,113
Shop At Home Inc. .................................     52,900             525,694
ShopKo Stores Inc. ................................     63,600           1,462,800
Shoreline Financial Corp. .........................     19,975             369,538
Shorewood Packaging Corp. .........................     46,150             873,966
Shurgard Storage Centers Inc.  Class A ............     63,100           1,463,131
Sicor Inc. ........................................    184,200           1,427,550
Siebert Financial Corp. ...........................      3,800              56,050
Sierra Health Services Inc. .......................     61,300             409,944
Sierra Pacific Resources New ......................    166,180           2,876,991

   The accompanying notes are an integral part of these financial statements.

                                    SAI-154

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
---------------------------------------------------   ----------   -----------------
SIG Corp. , Inc. ..................................     50,350        $  1,145,462
Silgan Holdings Inc. ..............................     21,300             284,888
Silicon Valley Bancshares .........................     39,500           1,955,250
Silicon Valley Group Inc. .........................     72,100           1,279,775
Siliconix Inc. ....................................      4,300             565,450
Silknet Software Inc. .............................      7,000           1,160,250
Simmons First National Corp.  Class A .............     13,000             325,000
Simpson Industries Inc. ...........................     41,100             462,375
Simpson Manufacturing Inc. ........................     16,000             700,000
Sinclair Broadcast Group Inc.  Class A ............     51,400             627,241
Sipex Corp. .......................................     36,700             901,444
Sirius Satellite Radio Inc. .......................     28,400           1,263,800
Sitel Corp. .......................................     91,200             638,400
SJW Corp. .........................................      4,500             541,125
Sky Financial Group Inc. ..........................    165,497           3,330,627
Skyline Corp. .....................................     20,300             477,050
Skywest Inc. ......................................     44,500           1,246,000
Sl Green Realty Corp. .............................     45,600             991,800
SLI Inc. ..........................................     31,774             430,935
Smart & Final Inc. ................................     18,000             130,500
Smithfield Foods Inc. .............................     97,700           2,344,800
Softnet Systems Inc. ..............................     33,000             829,125
Sola International Inc. ...........................     51,300             711,787
Sonic Corp. .......................................     39,575           1,127,887
Source Information Management Co. .................     20,500             343,375
Source Media Inc. .................................     27,300             505,050
South Jersey Industries Inc. ......................     17,720             503,913
Southern Peru Copper Corp. ........................     52,500             810,469
Southern Union Co. ................................     77,537           1,482,895
Southwest BanCorp.  Texas .........................     57,900           1,147,144
Southwest Gas Corp. ...............................     65,100           1,497,300
Southwest Securities Group Inc. ...................     24,861             680,570
Southwestern Energy Co. ...........................     46,600             305,813
Sovran Self Storage Inc. ..........................     23,900             452,606
Spartech Corp. ....................................     32,400           1,044,900
Specialty Equipment Cos., Inc. ....................     28,000             670,250
Speedfam Ipec Inc. ................................     55,003             711,601
Spiegel Inc.  Class A .............................     39,200             275,625
Sportsline USA Inc. ...............................     32,800           1,644,100
Springs Industries Inc. ...........................     22,800             910,575
SPS Technologies Inc. .............................     27,500             878,281
SPSS Inc. .........................................     16,700             421,675
Spyglass Inc. .....................................     36,900           1,399,317
SS&C Technologies Inc. ............................     25,200             163,800
St Mary Land + Exploration Co. ....................     24,200             598,950
St. Francis Capital Corp. .........................     18,000             335,250
Staff Leasing Inc. ................................     34,400             326,800
Staffmark Inc. ....................................     61,400             464,338
Stancorp Financial Group Inc. .....................     30,600             770,737
Standard Motor Products Inc.  Class A .............     19,000             306,375

   The accompanying notes are an integral part of these financial statements.

                                    SAI-155

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
---------------------------------------------------   ----------   -----------------
Standard Pacific Corp. ............................     56,000        $    616,000
Standard Register Co.  ............................     26,200             507,625
Standex International Corp. .......................     25,100             525,531
Star Telecommunications Inc. ......................     72,200             570,831
Startek Inc. ......................................     15,400             558,250
State Auto Financial Corp. ........................     29,000             264,625
Staten Islands Bancorp Inc. .......................     79,600           1,432,800
Station Casinos Inc. ..............................     50,000           1,121,875
Steel Dynamics Inc. ...............................     84,900           1,353,094
Stein Mart Inc. ...................................     61,000             346,938
Steinway Musical Instrs Inc. ......................     21,100             427,275
Stepan Co.  .......................................     13,698             320,191
Stericycle Inc. ...................................     28,600             538,038
Steris Corp. ......................................    144,700           1,492,219
Sterling Bancshares Inc. ..........................     53,550             599,091
Sterling Financial Corp ...........................     17,325             537,075
Stewart & Stevenson Services Inc. .................     57,200             677,463
Stewart Information Services Corp. ................     25,800             343,463
Stillwater Mining Co. .............................     78,549           2,503,749
Stone & Webster Inc. ..............................     20,500             344,656
Stone Energy Corp. ................................     34,400           1,225,500
Stoneridge Inc. ...................................     24,900             384,394
Storage USA Inc. ..................................     54,900           1,660,725
Strayer Education Inc. ............................     17,300             341,675
Stride Rite Corp. .................................    102,900             668,850
Structural Dynamics Research Corp. ................     77,800             991,950
Student Loan Corp. ................................      7,700             384,038
Sturm Ruger & Co., Inc. ...........................     38,600             342,575
Suiza Foods Corp. .................................     70,200           2,781,675
Summit Properties Inc. ............................     47,900             856,212
Summit Technology Inc. ............................     97,900           1,144,206
Sun Communities Inc. ..............................     35,500           1,142,656
Sunbeam Inc. ......................................    177,500             743,281
Sunglass Hut International Inc. ...................     86,600             974,250
Sunquest Information Systems Inc. .................      7,300              98,550
Sunrise Assisted Living Inc. ......................     37,100             510,125
Sunrise Medical Inc. ..............................     52,200             322,988
Sunrise Technologies International ................     85,900           1,014,694
Sunterra Corp .....................................     72,650             835,475
Supergen Inc. .....................................     34,400           1,010,500
Superior Consultant Inc. ..........................     17,200             245,100
Superior Industries International Inc. ............     41,900           1,123,444
Superior National Insurance Group Inc. ............     36,900             279,056
Superior Telecom Inc. .............................     20,449             315,681
Susquehanna Bancshares Inc. .......................     76,912           1,220,978
Svi Holdings Inc. .................................     51,800             621,600
Swift Energy Co. ..................................     41,359             475,629
Swift Transportation Co., Inc. ....................     77,875           1,372,547
Sybase Inc. .......................................    164,100           2,789,700
Sykes Enterprises Inc. ............................     47,000           2,062,125

   The accompanying notes are an integral part of these financial statements.

                                    SAI-156

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
---------------------------------------------------   ----------   -----------------
Syncor International Corp. ........................     20,400        $    594,150
Syntel Inc. .......................................      8,000             129,500
Syntroleum Corp ...................................     56,500             459,063
Systemax Inc. .....................................     74,300             631,550
Systems & Computer Technology Corp. ...............     68,800           1,118,000
Talbot's Inc. .....................................     23,900           1,066,537
Talk Common Inc. ..................................     81,400           1,444,850
Talk Common Inc. ..................................      2,605                   0
Tanger Factory Outlet Centers Inc. ................     11,100             230,325
Tarrant Apparel Group .............................      8,900              85,663
Taubman Centers Inc. ..............................     73,100             785,825
Techne Corp. ......................................     40,400           2,224,525
Technitrol Inc. ...................................     25,000           1,112,500
Technology Solutions Co. ..........................     84,437           2,765,312
Tejon Ranch Co. ...................................     15,200             361,000
Tekelec Inc. ......................................     58,100           1,307,250
Tektronix Inc. ....................................     88,500           3,440,437
Telebanc Financial Corp. ..........................     71,700           1,864,200
Telescan Inc. .....................................     24,500             604,844
Teletech Holdings Inc. ............................     44,700           1,506,530
Tenfold Corp. .....................................     10,200             407,363
Tennant Co. .......................................     19,500             638,625
Terayon Communication Systems .....................     30,400           1,909,500
Terex Corp. .......................................     51,700           1,434,675
Terra Industries Inc. .............................     76,700             124,638
Tesoro Petroleum Corp. ............................     70,800             818,625
Tetra Technologies Inc. ...........................     70,295           1,080,786
Texas Industries Inc. .............................     44,456           1,892,158
Texas Regional Bancshares Inc. ....................     29,649             859,821
The Globe Common Inc. .............................     19,300             161,638
Theragenics Corp. .................................     53,800             487,563
Thermedics Inc. ...................................     48,500             263,719
Thermo Cardiosystems Inc. .........................     36,300             238,219
Thermo Ecotek Corp. ...............................     10,100              53,656
Thermo Fibertek Inc. ..............................     12,700              90,488
Thermo Optek Corp. ................................      5,500              62,563
Thermoquest Corp. .................................     11,300             116,531
Thestreet Common Inc. .............................     12,500             239,844
Thomas Industries Inc. ............................     31,900             651,956
Thor Industries Inc. ..............................     13,299             404,788
Thornburg Mortgage Asset Corp. ....................     47,300             390,225
Timberland Co.  Class A ...........................     19,200           1,015,200
Timken Co. ........................................    105,600           2,158,200
Titan Corp. .......................................     77,800           3,666,325
Titan International Inc. ..........................     33,700             219,050
Titanium Metals Corp. .............................     36,400             163,800
TJ International Inc. .............................     23,900           1,003,800
TNP Enterprises Inc. ..............................     26,700           1,101,375
Toll Brothers Inc. ................................     45,200             841,850
Tom Brown Inc. ....................................     59,100             790,462

   The accompanying notes are an integral part of these financial statements.

                                    SAI-157

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)          SHARES           VALUE
------------------------------------------------------   ----------   -----------------
Topps Co., Inc. ......................................     88,900        $    922,337
Toro Co. .............................................     24,900             929,081
Total Renal Care Holdings Inc. .......................    154,700           1,034,556
Tower Automotive Inc. ................................     83,500           1,289,031
Town & Country Trust .................................     31,500             565,031
Towne Services Inc. ..................................     27,000             108,000
Track Data Corp. .....................................     26,000             264,875
Tractor Supply Co. ...................................     14,500             232,000
Trammell Crow Company ................................     55,300             642,863
Trans World Airlines Inc. ............................    118,500             333,281
Transaction Systems Architects Inc.  Class A .........     64,800           1,814,400
Transkaryotic Therapies Inc. .........................     35,900           1,382,150
Transmontaigne Oil Co. ...............................     52,000             364,000
Transport World Entertainment Corp. ..................     64,849             680,915
Transwitch Corp. .....................................     54,500           3,954,656
Tredegar Industries Inc. .............................     42,250             874,047
Trendwest Resorts Inc. ...............................      6,100             137,250
Trenwick Group Inc. ..................................     23,050             390,409
Trex Inc. ............................................      9,100             243,425
Trex Med Corp. .......................................     16,600              46,688
Triad Guaranty Inc. ..................................     30,300             689,325
Triad Hosps Inc. .....................................     73,400           1,110,175
Triangle Bancorp Inc. ................................     54,500           1,055,937
Triangle Pharmaceuticals Inc. ........................     69,000             884,062
Triarc Cos., Inc.  Class A ...........................     40,120             737,205
Trigen Energy Corp. ..................................     12,400             215,450
Trimble Navigation Ltd. ..............................     46,800           1,012,050
Trinity Industries Inc. ..............................     84,300           2,397,281
Triquint Semiconductor Inc. ..........................     31,300           3,482,125
Triumph Group Inc. ...................................     23,000             556,313
Tropical Sportswear International Corp. ..............      9,900             159,638
True North Communications Inc. .......................     87,400           3,905,687
Trust Co. of New Jersey ..............................     35,400             809,775
Trustco Bank Corp. ...................................    114,338           1,514,978
TSI International Software Ltd. ......................     32,700           1,851,637
Tuboscope Vetco International Corp. ..................     62,800             996,950
Tuesday Morning Corp. ................................     15,900             293,156
Tupperware Corp. .....................................    120,900           2,047,744
Turkiye Hq Inc. ......................................     35,649             826,611
Tut Systems Inc. .....................................     25,200           1,351,350
Tweeter Home Entertainment Group Inc. ................     22,600             802,300
Twinlab Corp. ........................................     49,400             392,113
Tyler Technologies Inc. ..............................     76,000             418,000
Ubid Inc. ............................................      3,383              89,650
UCAR International Inc. ..............................     94,400           1,681,500
UGI Corp. ............................................     68,400           1,397,925
UICI .................................................     81,600             861,900
Ultratech Stepper Inc. ...............................     42,800             690,150
UMB Financial Corp. ..................................     36,738           1,386,848
Unicapital Corp ......................................    107,300             395,669

   The accompanying notes are an integral part of these financial statements.

                                    SAI-158

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)           SHARES          VALUE
-------------------------------------------------------   ---------   -----------------
Unifi Inc. ............................................    117,800       $  1,450,412
Unifirst Corp. ........................................     23,400            295,425
Unigraphics Solutions Inc.  Class A ...................     10,600            286,200
Unisource Energy Corp .................................     69,020            772,161
Unistar Financial Service Corp. .......................     34,200             68,400
United Asset Management Corp. .........................    106,653          1,979,746
United Auto Group Inc. ................................     45,300            404,869
United Bankshares Inc. ................................     91,500          2,184,562
United Community Financial ............................     68,300            678,731
United Dominion Realty Trust Inc. .....................    220,100          2,173,487
United Fire & Casualty Co. ............................     12,675            286,772
United Illuminating Co. ...............................     30,400          1,561,800
United National Bancorp New Jersey ....................     35,021            777,028
United Natural Foods Inc. .............................     18,400            220,800
United Payors + United Providers ......................     32,700            541,594
United Retail Group Inc. ..............................     27,800            229,350
United States Franchise Systems Inc.  Class A .........     27,700            124,650
United States Plastic Lumber Corp. ....................     59,600            458,175
United States Restaurant Pptys Inc. ...................     31,200            446,550
United Stationers Inc. ................................     69,600          1,987,950
United Television Inc. ................................      8,300          1,124,650
United Water Resources Inc. ...........................     58,900          2,013,644
Universal Corp. .......................................     61,800          1,409,812
Universal First Products Inc. .........................     31,200            460,200
Universal Foods Corp. .................................     99,500          2,027,312
Unova Inc. ............................................     81,000          1,053,000
Urban Outfitters Inc. .................................     19,800            576,675
Urban Shopping Centers Inc. ...........................     19,500            528,938
URS Corp ..............................................     27,500            596,406
US Bancorp Inc. .......................................     25,400            298,450
US Can Co. ............................................     20,900            415,388
US Freightways Corp. ..................................     55,800          2,671,425
US Home Corp. .........................................     26,200            669,738
US LEC Corp.  Class A .................................     21,500            693,375
Us Liquids Inc. .......................................     27,700            231,988
US Office Prods Company ...............................     77,900            243,438
Us Oncology Inc. ......................................     97,706            482,423
US Xpress Enterprises Inc.  Class A ...................     16,800            123,900
USB Holding Inc. ......................................     20,539            327,340
Usec Inc. .............................................    217,600          1,523,200
Usinternetworking Inc. ................................     30,150          2,106,731
UST Corp. .............................................     86,964          2,761,107
UTI Energy Corp. ......................................     31,800            733,387
Vail Resorts Inc. .....................................     50,000            896,875
Valence Technology Inc. ...............................     50,500            959,500
Valero Energy Corp. ...................................    106,200          2,110,725
Valley Media Inc. .....................................      7,400             51,800
Valmont Industries Inc. ...............................     39,400            632,863
Value America Inc. ....................................     20,800            105,300
Value City Department Stores Inc. .....................     29,900            452,238

   The accompanying notes are an integral part of these financial statements.

                                    SAI-159

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
---------------------------------------------------   ----------   -----------------
Value Line Inc. ...................................      3,500        $    126,000
Valuevision International Inc.  Class A ...........     78,400           4,493,300
Varco International Inc. ..........................    129,700           1,321,319
Varian Inc. .......................................     59,200           1,332,000
Varian Med Systems Inc. ...........................     64,800           1,931,850
Varian Semiconductor Equipment Inc. ...............     63,700           2,165,800
Veeco Instruments Inc. ............................     18,800             880,075
Ventana Med Systems Inc. ..........................     26,900             669,138
Ventas Inc. .......................................    113,900             476,956
Veritas DGC Inc. ..................................     49,600             694,400
Verity Inc. .......................................     61,800           2,630,362
Vertex Pharmaceuticals Inc. .......................     54,900           1,921,500
Verticalnet Inc. ..................................     70,500          11,562,000
Veterinary Centers America Inc. ...................     45,700             588,388
Viatel Inc. .......................................     30,342           1,627,090
Vical Inc. ........................................     34,600           1,035,837
Vicor Corp. .......................................     40,200           1,628,100
Vintage Petroleum Inc. ............................     93,900           1,132,669
Virco Manufacturing Company .......................     14,060             182,780
Visio Corp. .......................................     56,800           2,698,000
Visual Networks Inc. ..............................     41,200           3,265,100
Vital Signs Inc. ..................................     11,700             267,638
Vlasic Foods International Inc. ...................     58,200             331,013
Volt Information Sciences Inc. ....................     16,900             403,488
W Holding Company Inc. ............................     87,000             902,625
W.H. Brady Co. ....................................     44,200           1,500,037
W.R. Berkley Corp. ................................     38,900             812,037
W.R. Grace & Company ..............................    130,300           1,807,912
Wabash National Corp. .............................     47,100             706,500
Wackenhut Corp. ...................................     26,800             400,325
Wackenhut Corrections Corp. .......................     25,000             292,188
Walden Residential Properties Inc. ................     51,900           1,122,337
Wallace Computer Services Inc. ....................     83,400           1,386,525
Walter Industries Inc. ............................     89,200             964,475
Washington Federal Inc. ...........................    115,800           2,287,050
Washington Gas Light Co. ..........................     94,400           2,596,000
Washington REIT ...................................     76,950           1,154,250
Waste Connections Inc. ............................     25,700             371,044
Waste Inds Inc. ...................................      7,000              79,188
Watsco Inc. .......................................     39,650             458,453
Watts Industries Inc.  Class A ....................     35,600             525,100
Wausau Mosinee Paper Corp .........................    110,484           1,291,282
Wave Systems Corp. ................................     90,800           1,083,925
Wavo Corp. ........................................     43,600             168,950
WD40 Co. ..........................................     30,600             677,025
Webb Corp. ........................................     32,200             802,987
Weblink Wireless Inc. .............................     76,700           1,188,850
Webster Financial Corp. ...........................     82,100           1,934,481
Webtrends Corp. ...................................     14,000           1,134,000
Weingarten Realty Investors .......................     57,000           2,219,437

   The accompanying notes are an integral part of these financial statements.

                                    SAI-160

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES           VALUE
---------------------------------------------------   ----------   -----------------
Wellman Inc. ......................................     67,400        $  1,255,325
Wellsford Real Properties Inc. ....................     39,500             335,750
Werner Enterprises Inc. ...........................     66,712             938,137
Wesbanco Inc. .....................................     41,950           1,090,700
Wesco International Inc. ..........................     63,500             563,563
Wesley Jessen Visioncare Inc. .....................     36,100           1,367,287
West Coast Bancorp (Oregon) .......................     29,326             395,901
West Marine Inc. ..................................     14,800             122,100
West Pharmaceutical Services Inc. .................     27,349             846,110
West Teleservices Corp. ...........................     19,600             478,975
Westcorp ..........................................     19,700             285,650
Westell Technologies Class A ......................     37,400             402,050
Western Digital Corp. .............................    186,000             778,875
Western Gas Resources Inc. ........................     33,000             435,188
Western Pptys Trust ...............................     37,200             355,725
Westfield America Inc. ............................     59,400             731,362
Westinghouse Air Brake Co. ........................     88,269           1,566,775
Westwood One Inc. .................................     72,450           5,506,200
Wet Seal Inc. .....................................     21,500             263,375
WFS Financial Inc. ................................     10,800             228,150
Whitehall Jewellers Inc. ..........................     19,300             711,688
Whitney Holding Corp. .............................     49,500           1,834,594
Whole Foods Market Inc. ...........................     55,400           2,569,175
Wicor Inc. ........................................     79,300           2,314,569
Wild Oats Markets Inc. ............................     30,499             676,697
Wind River Systems Inc. ...........................     70,449           2,580,195
Windmere Corp. ....................................     46,700             793,900
Winnebago Industries Inc. .........................     31,500             631,969
Wisconsin Central Transportation Corp. ............    110,100           1,479,469
WMS Industries Inc. ...............................     48,600             637,875
Wolverine Tube Inc. ...............................     28,500             402,563
Wolverine World Wide Inc. .........................     90,900             994,219
Woodward Governor Co. .............................     16,500             453,750
World Access Inc. .................................     95,200           1,832,600
Worldgate Communications Inc. .....................     20,400             970,275
Worthington Industries ............................    158,200           2,620,187
WPS Resources Corp. ...............................     57,800           1,452,225
Wyndham International Inc.  Class A ...............    291,806             857,180
Wynn's International Inc. .........................     29,575             417,747
Xceed Inc. ........................................     23,600             979,400
Xircom Inc. .......................................     45,800           3,435,000
Xtra Corp. ........................................     28,300           1,206,287
Yankee Energy Systems Inc. ........................     22,750             999,578
Yellow Corp. ......................................     53,500             899,469
Young Broadcasting Inc.  Class A ..................     19,800           1,009,800
Zapata Corp. ......................................     34,600             160,025
Zebra Technologies Corp.  Class A .................     51,700           3,024,450
Zenith National Insurance Corp. ...................     18,200             375,375
Ziff Davis Inc. ...................................     55,600             879,175
Ziff Davis Inc. ...................................     28,700             602,700

   The accompanying notes are an integral part of these financial statements.

                                    SAI-161

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)                SHARES              VALUE
-------------------------------------------------------     -----------------   ----------------
Zixit Corp. ...........................................           31,000       $    1,228,375
Zomax Optical Media Inc. ..............................           22,100            1,000,025
                                                                               --------------
TOTAL COMMON STOCK
 (Cost $1,821,391,685).................................                         1,976,201,438
                                                                               --------------
                                                              PRINCIPAL
                                                             ----------
SHORT TERM INSTRUMENTS--2.4%
Short Term Investment Fund 5.46 .......................      $49,958,980           49,958,980
                                                                               --------------
U.S. GOVERNMENT OBLIGATIONS--2.4%
United States Treasury Bills (Cost $7,379,805).........        7,460,000            7,379,805
--------------------------------------------------------     -----------       --------------
TOTAL INVESTMENTS--100%
 (Cost $1,878,705,440).................................                        $2,079,435,723
========================================================                       ==============

     At December 31, 1999, U.S. Treasury Bills with principal of $7,460,000 were pledged to cover margin requirements for open futures contracts. The following futureslong contracts were open at December 31, 1999:




FUTURES                      NUMBER OF       NOTIONAL        MATURITY       UNREALIZED
CONTRACTS                    CONTRACTS         VALUE           DATE         GAIN (LOSS)
-------------------------   -----------   --------------   ------------   --------------
Russell 2000 ............       180         $45,582,545     March 2000     $ 3,312,955
                                                                           ===========






   The accompanying notes are an integral part of these financial statements.

                                    SAI-162

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                               RUSSELL 2000 FUND
                         RUSSELL 2000 NON-LENDING FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1999


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

     State Street Bank and Trust Company ("State Street Bank") Russell 2000 Fund and State Street Bank and Trust Company Russell 2000 Non-Lending Fund (collectively, the "Fund") were formed by State Street Bank under a Declaration of Trust. The investment objective of the Fund is to replicate, as closely as possible, the return of the Russell 2000 Index. State Street Bank is Trustee and custodian of the Fund. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


 A. SECURITY VALUATION

     Investments in securities listed on a national securities exchange and over-the-counter securities are valued at the last reported sale price on the valuation date or, if no sales are reported for that day, the last published sale price, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates market value. Investments in regulated investment companies or other State Street Bank collective investment funds are valued at the net asset value per share/unit on the valuation date. Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded.


 B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

     Security transactions are accounted for on trade date. The cost of securities contributed to, and proceeds related to securities delivered by, the Fund in connection with the issuance and redemption of units of participation are based on the valuations of those securities determined as described above. The cost of securities delivered and the net gain or loss on securities sold are determined using the average cost method. Dividend income, if any, is recorded on the ex-dividend date. Interest income earned on securities, if any, is recorded on the accrual basis. Interest income includes accretion of discounts and amortization of premiums.


 C. INCOME TAXES

     It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal income taxes and no federal income tax provision is required.


 D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

     The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made based upon the closing market value of the securities bought or sold as of the valuation date, adjusted for the related market effect and transaction costs which are allocated to the applicable participant. Transaction costs include brokerage commissions, taxes and other direct costs related to security transactions. Market effect is the difference between the execution price of the investment on the trade date and the investment's closing market value on the valuation date.


                                    SAI-163

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                               RUSSELL 2000 FUND
                         RUSSELL 2000 NON-LENDING FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1999

 E. EXPENSES

     Under the Declaration of Trust, the Fund may pay certain expenses for services received during the year. The Trustee is paid a custody fee at an annual rate of $50,000, plus 0.125% of the Fund's average net asset value, and a charge for each security and futures transaction executed.


 F. DISTRIBUTIONS TO PARTICIPANTS

     Net investment income (excluding securities lending fee income, if any) and net realized gains are retained by the Fund. Income generated by securities lending, if any, is distributed monthly to participants of the Lending Fund.


 G. FUTURES CONTRACTS

     The Fund may use futures contracts to manage exposure to the equity market. Buying futures tends to increase a fund's exposure to the underlying instrument. Selling futures tends to decrease a fund's exposure to the underlying instrument, or hedge other investments. Futures contracts involve, to varying degrees, credit and market risks.

     The Fund enters into futures contracts only on exchanges or boards of trade where the exchange or board of trade acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange or board of trade. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index.

     Upon entering into a futures contract, the Fund is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are made or received by the Fund periodically, depending on the daily fluctuation in the value of the underlying securities, and are recorded as unrealized gains or losses by the Fund. A gain or loss is realized when the contract is closed or expires.


 H. USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.


3. GLOBAL SECURITIES LENDING PROGRAM: PRINCIPLES OF COMBINATION

     The participants in the Russell 2000 Fund (the "Lending Fund") have authorized the Lending Fund to participate in the Global Securities Lending Program maintained by State Street Bank. The investment objective, techniques and results of operations of the Lending Fund are identical to those of the Russell 2000 Non-Lending Fund (the "Non-Lending Fund"), except that the Lending Fund engages in securities lending activities. Accordingly, the financial statements of the Lending Fund and the Non-Lending Fund have been prepared on a combined basis, with separate disclosure of the participant transactions and per unit data of the Lending Fund and the Non-Lending Fund. The


                                    SAI-164

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                               RUSSELL 2000 FUND
                         RUSSELL 2000 NON-LENDING FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1999

Lending Fund and the Non-Lending Fund each maintain a divided pro-rata interest in the combined assets and liabilities (including each investment security position but excluding assets and liabilities related to securities lending activities) proportionate to the net asset value of the outstanding combined units of the Fund. All interfund transactions have been eliminated in the combined financial statements.

     Under the Global Securities Lending Program, securities held by the Lending Fund are loaned by State Street Bank, as agent, to certain brokers and other financial institutions (the "Borrowers"). The Borrowers provide cash, securities, or letters of credit as collateral against loans in an amount at least equal to 100% of the market value of the loaned securities. The Borrowers are required to maintain the collateral at not less than 100% of the market value of the loaned securities. At December 31, 1999, the market value of securities loaned by the Lending Fund was $309,005,524 against which was held cash collateral of $319,956,876 and securities of $1,015,425. Cash collateral provided by the Borrowers is invested in State Street Bank and Trust Company Quality A Short-Term Investment Fund. A portion of the income generated upon investment of the collateral is remitted to the Borrowers, and the remainder is allocated between the Lending Fund and Street Bank in its capacity as lending agent. Negotiated lenders' fees are received for those loans collateralized by securities or letters of credit, if any. Income earned from lending activities is distributed to Lending Fund participants monthly.

     State Street Bank, as lending agent, indemnifies the Lending Fund for replacement of any loaned securities (or, in certain circumstances, return of equivalent cash value) due to Borrower default on a security loan. Lending Fund participants, however, bear the risk of loss with respect to the investment of collateral.


4. INVESTMENT TRANSACTIONS

     Purchases and sales of securities, excluding short-term investments and including in-kind contributions and redemptions, if any, during the year ended December 31, 1999 were $1,219,715,114 and $877,064,892, respectively, resulting in a net realized gain (loss) of $123,740,656. This gain (loss) is prior to the recognition of the market effect and transaction costs associated with contributions and redemptions. Purchases and sales of short-term investments (including maturities) during the year ended December 31, 1999 were $583,034,396 and $595,940,858, respectively, resulting in a net realized gain
(loss) of $0.





                                    SAI-165

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                               RUSSELL 2000 FUND
                         RUSSELL 2000 NON-LENDING FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1999

5. UNITS OF PARTICIPATION

   Participant transactions for the Fund were as follows:




                                                                YEAR ENDED DECEMBER 31,
                                      ---------------------------------------------------------------------------
                                                      1999                                   1998
                                      ------------------------------------   ------------------------------------
                                            UNITS              AMOUNT              UNITS              AMOUNT
                                      ----------------   -----------------   ----------------   -----------------
RUSSELL 2000 FUND
Units issued ......................       36,136,293      $  858,841,077         31,449,020      $  743,570,395
Units redeemed ....................      (22,041,343)       (523,847,446)       (26,400,317)       (595,420,022)
                                         -----------      --------------        -----------      --------------
   Total ..........................       14,094,950      $  334,993,631          5,048,703      $  148,150,373
                                         -----------      --------------        -----------      --------------
RUSSELL 2000 NON-LENDING FUND
Units issued ......................        2,826,840      $   66,804,771          2,649,074      $   61,171,763
Units redeemed ....................       (4,140,796)        (98,911,014)        (2,102,765)        (48,257,008)
                                         -----------      --------------        -----------      --------------
   Total ..........................       (1,313,956)     $  (32,106,243)           546,309      $   12,914,755
                                         -----------      --------------        -----------      --------------
Total increase (decrease) .........       12,780,994      $  302,887,388          5,595,012      $  161,065,128
                                         ===========      ==============        ===========      ==============

RUSSELL 2000 FUND

     Units in excess of 10% of the Lending Fund units outstanding at December 31, 1999 held by 3 of the Lending Fund's 47 unitholders aggregated 59% of the Lending Fund's total units outstanding.

     During the year ended December 31, 1999, the net market effect and transaction costs (absorbed by) credited to participants in issuance and redemption of Lending Fund units were $38,030.


RUSSELL 2000 NON-LENDING FUND

     Units in excess of 10% of the Non-Lending Fund units outstanding at December 31, 1999 held by 4 of the Non-Lending Fund's 5 unitholders aggregated 95% of the Non-Lending Fund's total units outstanding.

     During the year ended December 31, 1999, the net market effect and transaction costs (absorbed by) credited to participants in issuance and redemption of Non-Lending Fund units were $(63,675).


                                    SAI-166

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Trustee of
State Street Bank and Trust Company
Daily EAFE Securities Lending Fund
and State Street Bank and Trust Company
Daily EAFE Non-Lending Fund


In our opinion, the accompanying combined statement of assets and liabilities, including the combined schedule of investments, and the related combined statements of operations and of changes in net assets and the selected per unit data present fairly, in all material respects, the financial position of State Street Bank and Trust Company Daily EAFE Securities Lending Fund and State Street Bank and Trust Company Daily EAFE Non-Lending Fund at December 31, 1999, and the results of their operations, the changes in their net assets and their selected per unit data for the periods indicated, in conformity with accounting principles generally accepted in the United States. These financial statements and selected per unit data (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1999 by correspondence with the custodian, provide a reasonable basis for the opinion expressed above.




PricewaterhouseCoopers LLP
February 29, 2000


                                    SAI-167

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE SECURITIES LENDING FUND
DAILY EAFE NON-LENDING FUND


Combined Statement of Assets and Liabilities
December 31, 1999

--------------------------------------------------------------------------------


ASSETS
Investments in securities, at value (cost $1,827,040,483) ...........  $2,273,388,418
Foreign currency, at value (cost $40,521) ...........................          40,645
Dividends receivable ................................................             128
Interest receivable .................................................           1,252
---------------------------------------------------------------------  --------------
     Total assets ...................................................   2,273,430,443
---------------------------------------------------------------------  --------------
LIABILITIES
Accrued expenses ....................................................           3,036
---------------------------------------------------------------------  --------------
NET ASSETS ..........................................................  $2,273,427,407
=====================================================================  ==============
Daily EAFE Securities Lending Fund
 (133,250,028 units outstanding, at $13.19 per unit net asset value).  $1,757,857,613
Daily EAFE Non-Lending Fund
 (39,081,487 units outstanding, at $13.19 per unit net asset value)..     515,569,794
---------------------------------------------------------------------  --------------
                                                                       $2,273,427,407
=====================================================================  ==============





   The accompanying notes are an integral part of these financial statements.

                                    SAI-168

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE SECURITIES LENDING FUND
DAILY EAFE NON-LENDING FUND





Combined Statement of Operations
Year ended December 31, 1999

--------------------------------------------------------------------------------


INVESTMENT INCOME
 Dividends (net of taxes withheld of $16,891).......................................    $     67,542
 Interest ..........................................................................          11,109
 Dividends from securities lending fee income ......................................         832,216
-------------------------------------------------------------------------------------   ------------
    Total investment income ........................................................         910,867
-------------------------------------------------------------------------------------   ------------
EXPENSES
 Administration ....................................................................          12,000
 Audit .............................................................................           7,000
 Custody ...........................................................................          19,840
-------------------------------------------------------------------------------------   ------------
    Total expenses .................................................................          38,840
-------------------------------------------------------------------------------------   ------------
    Net investment income ..........................................................         872,027
-------------------------------------------------------------------------------------   ------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS AND FOREIGN CURRENCY
 Net realized gain (loss) ..........................................................      64,970,669
 Net change in unrealized appreciation (depreciation) ..............................     409,943,407
-------------------------------------------------------------------------------------   ------------
    Net realized and unrealized gain (loss) on investments and foreign currency ....     474,914,076
-------------------------------------------------------------------------------------   ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS ....................    $475,786,103
=====================================================================================   ============





   The accompanying notes are an integral part of these financial statements.

                                    SAI-169

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE SECURITIES LENDING FUND
DAILY EAFE NON-LENDING FUND





Combined Statement of Changes in Net Assets


                                                                                                YEAR ENDED DECEMBER 31,
                                                                                                 1999              1998
                                                                                          ----------------- ------------------
FROM OPERATIONS
Net investment income ...................................................................  $      872,027     $   20,594,827
Net realized gain (loss) on investments, foreign currency and related forward
 currency contracts .....................................................................      64,970,669        139,238,910
Net change in unrealized appreciation (depreciation) on investments, foreign currency
 and related forward currency contracts .................................................     409,943,407         11,893,014
-----------------------------------------------------------------------------------------  --------------     --------------
 Net increase (decrease) in net assets resulting from operations ........................     475,786,103        171,726,751
-----------------------------------------------------------------------------------------  --------------     --------------
Distributions of dividends from securities lending fee income allocated to the Daily
 EAFE Securities Lending Fund participants ..............................................        (832,216)          (410,061)
-----------------------------------------------------------------------------------------  --------------     --------------
FROM PARTICIPANT TRANSACTIONS
Net increase (decrease) in net assets resulting from participant transactions ...........     622,560,767        394,502,282
-----------------------------------------------------------------------------------------  --------------     --------------
Net increase (decrease) in net assets ...................................................   1,097,514,654        565,818,972
NET ASSETS
 Beginning of year ......................................................................   1,175,912,753        610,093,781
-----------------------------------------------------------------------------------------  --------------     --------------
 End of year ............................................................................  $2,273,427,407     $1,175,912,753
=========================================================================================  ==============     ==============



   The accompanying notes are an integral part of these financial statements.




                                    SAI-170

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE SECURITIES LENDING FUND


Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Period)


                                                                       YEAR ENDED DECEMBER 31,
                                                                    -----------------------------
                                                                          1999           1998
                                                                    --------------- -------------
Net investment income (a) .........................................   $      0.01     $    0.22
Distributions of dividends from securities lending fee income .....         (0.01)        (0.01)
Net realized and unrealized gain (loss) ...........................          2.87          1.57
-------------------------------------------------------------------   -----------     ---------
Net increase (decrease) ...........................................          2.87          1.78
NET ASSET VALUE
Beginning of year .................................................         10.32          8.54
-------------------------------------------------------------------   -----------     ---------
End of year .......................................................   $     13.19     $   10.32
===================================================================   ===========     =========
Total return (%) (b) ..............................................         27.92         20.88
===================================================================   ===========     =========
Ratio of expenses to average net assets (%) (c) ...................          0.00          0.11
-------------------------------------------------------------------   -----------     ---------
Ratio of net investment income to average net assets (%) (c) ......          0.00          2.17
-------------------------------------------------------------------   -----------     ---------
Portfolio turnover (%) ............................................            47           109
-------------------------------------------------------------------   -----------     ---------
Net assets, end of year (000s) ....................................   $ 1,757,858     $ 685,618
===================================================================   ===========     =========



                                                                          YEAR ENDED DECEMBER 31,
                                                                    -----------------------------------
                                                                         1997        1996       1995
                                                                    ------------- ---------- ----------
Net investment income (a) .........................................   $    0.20    $  0.20    $  0.17
Distributions of dividends from securities lending fee income .....       (0.01)     (0.01)     (0.01)
Net realized and unrealized gain (loss) ...........................       (0.07)      0.29       0.66
--------------------------------------------------------------------  ---------    -------    -------
Net increase (decrease) ...........................................        0.12       0.48       0.82
NET ASSET VALUE
Beginning of year .................................................        8.42       7.94       7.12
--------------------------------------------------------------------  ---------    -------    -------
End of year .......................................................   $    8.54    $  8.42    $  7.94
====================================================================  =========    =======    =======
Total return (%) (b) ..............................................        1.51       6.15      11.64
====================================================================  =========    =======    =======
Ratio of expenses to average net assets (%) (c) ...................        0.11       0.19       0.20
--------------------------------------------------------------------  ---------    -------    -------
Ratio of net investment income to average net assets (%) (c) ......        2.23       2.38       2.22
--------------------------------------------------------------------  ---------    -------    -------
Portfolio turnover (%) ............................................           9          5          9
--------------------------------------------------------------------  ---------    -------    -------
Net assets, end of year (000s) ....................................   $ 333,013    $99,048    $75,760
====================================================================  =========    =======    =======


(a) Net investment income per unit has been calculated based upon a monthly average of units outstanding.

(b) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year and assumes reinvestment of distributions. The calculation includes only those expenses charged directly to the Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(c)        Zero amount represents that which is less than 0.005%.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-171

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE SECURITIES LENDING FUND
DAILY EAFE NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


                                                            SHARES             VALUE
                                                           --------      -----------------
COMMON STOCK--0.0% (unless otherwise noted)
Aluminium Co. of Malaysia Berhad MYR1 .................       300          $     131
Amalgamated Steel Mills Berhad MYR0.50 ................       800                143
AMMB Holdings Berhad MYR1 .............................       400                958
Antah Holdings Berhad MYR0.50 .........................       220                 69
Aokam Perdana Berhad (a) MYR1 .........................       533              1,431
APM Automotive MYR1 ...................................        75                 43
Berjaya Group Berhad MYR1 .............................       650                142
Berjaya Leisure Berhad MYR1 ...........................       900                433
Commerce Asset Holdings Berhad MYR1 ...................       680              1,745
DCB Holdings Berhad MYR1 ..............................       700                726
Edaran Otomobil Nasional Berhad MYR1 ..................       100                426
Ekran Berhad MYR1 .....................................       200                 78
Golden Hope Plantations Berhad MYR1 ...................       200                180
Golden Plus Holdings Berhad MYR1 ......................       300                 99
Guinness Anchor Berhad MYR0.50 ........................       700                774
Highlands & Lowlands Berhad MYR0.50 ...................       300                180
Hong Leong Industries Berhad MYR0.50 ..................       880              2,061
Hong Leong Properties Berhad MYR0.50 ..................       500                179
Hume Industries Berhad MYR1 ...........................       500                508
Idris Hydraulic (Malaysia) Berhad (b) MYR0.50 .........    72,200                  0
Industrials Oxygen Inc. Berhad MYR0.50 ................       400                242
Johan Holdings Berhad MYR0.50 .........................       700                160
Kelanamas Industries Berhad MYR1 ......................     7,800              1,478
Kemayan Corp. Berhad MYR0.50 ..........................       500                 37
Kian Joo Can Factory Berhad MYR0.50 ...................       300                486
Kuala Lumpur Kepong Berhad MYR1 .......................       500                691
Land & General Berhad MYR1 ............................       900                398
Landmarks Berhad MYR1 .................................       900                291
Magnum Corp. Berhad MYR0.50 ...........................       700                523
Malayan Banking Berhad MYR1 ...........................       800              2,842
Malayan Cement Berhad MYR0.50 .........................       125                 37
Malayan United Industries Berhad MYR1 .................       320                 71
Malayawata Steel Berhad MYR1 ..........................       450                163




   The accompanying notes are an integral part of these financial statements.

                                    SAI-172

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE SECURITIES LENDING FUND
DAILY EAFE NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)                             SHARE           VALUE
-------------------------------------------------------------------------   ---------   -----------------
Malaysia Mining Corp. Berhad MYR1 .......................................       800          $      396
Malaysian Airline System Berhad MYR1 ....................................       500                 432
Malaysian International Shipping Corp. Berhad MYR1 Alien Market .........       833               1,370
Malaysian Mosaics Berhad MYR1 ...........................................       600                 369
Malaysian Oxygen Berhad MYR0.50 .........................................       800               1,979
Malaysian Pacific Industries Berhad. MYR0.50 ............................       966               6,228
Malaysian Resources Corp. Berhad MYR1 ...................................        66                  43
Metroplex Berhad MYR0.50 ................................................       600                 157
Mulpha International Berhad MYR0.50 .....................................       250                  56
Multi Purpose Holdings MYR1 .............................................       700                 298
Mycom Berhad MYR1 .......................................................       666                  80
Nestle Malaysia Berhad MYR1 .............................................       500               2,158
New Straits Times Press Berhad MYR1......................................       400                 963
Oriental Holdings Berhad MYR1 ...........................................       272                 594
Palmco Holdings Berhad MYR1 .............................................       400                 179
Pan-Malaysia Cement Works Berhad MYR0.50 ................................       400                 139
Perusahaan Otomobil Nasional Berhad MYR1 ................................       300                 584
Petaling Garden Berhad MYR0.50 ..........................................       400                 226
Pilecon Engineering Berhad MYR0.50 ......................................       500                 188
Promet Berhad (c) MYR1 ..................................................    75,200                   0
Public Bank Berhad MYR0.50 Alien Market .................................       212                 220
Rashid Hussain Berhad MYR1 ..............................................       600                 499
Resorts World Berhad MYR0.50 ............................................       800               2,295
RJ Reynolds Berhad MYR1 .................................................       600                 745
Rothmans of Pall Mall Berhad MYR0.50 ....................................       200               1,526
Selangor Properties Berhad MYR1 .........................................       800                 421
Shell Refining Co. MYR1 .................................................       200                 227
Silverstone Berhad (c) MYR1 .............................................     4,543                   0
Sime Darby Berhad MYR0.50 ...............................................       700                 888
Sungei Way Holdings Berhad MYR1 .........................................       400                 255
Tan Chong Motor Holdings Berhad MYR0.50 .................................       500                 211
Tech Resources Industries Berhad MYR1 ...................................       200                 124
Telekom Malaysia Berhad MYR1 ............................................       795               3,075
Tenaga Nasional Berhad MYR1 .............................................       900               2,321
UMW Holdings Berhad MYR1 ................................................       300                 561




   The accompanying notes are an integral part of these financial statements.



                                    SAI-173

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE SECURITIES LENDING FUND
DAILY EAFE NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999




COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)                               SHARE             VALUE
-------------------------------------------------------------------------   -------------   ----------------
Warisan Tc Holdings Berhad MYR1 .........................................            25                  17
YTL Corp., Berhad MYR0.50 ...............................................           840               1,337
                                                                                                      -----
TOTAL COMMON STOCK
 (Cost $33,508) .........................................................                            48,886
                                                                                                     ------
                                                                               UNITS
                                                                               -------
STATE STREET BANK AND TRUST COMPANY COLLECTIVE INVESTMENT FUNDS--100%
Daily MSCI Japan Index Securities Lending Fund ..........................    29,396,197         480,774,805
Daily MSCI Japan Index Fund .............................................     8,665,919         141,726,205
Daily MSCI Europe Index Securities Lending Fund .........................    96,153,212       1,169,703,820
Daily MSCI Europe Index Fund ............................................    28,316,594         344,471,356
Daily MSCI Pacific Basin Ex Japan Index Securities Lending Fund .........     7,578,914         105,399,951
Daily MSCI Pacific Basin Ex Japan Index Fund ............................     2,229,912          31,011,389
Short Term Investment Fund ..............................................       252,006             252,006
                                                                                              -------------
TOTAL STATE STREET BANK AND TRUST COMPANY COLLECTIVE INVESTMENT FUNDS
 (Cost $1,827,006,975) ..................................................                     2,273,339,532
--------------------------------------------------------------------------                    -------------
TOTAL INVESTMENTS--100%
 (Cost $1,827,040,483) ..................................................                    $2,273,388,418
==========================================================================                   ==============


(a)        Issuer restricted.

(b)        Issuer suspended due to noncompliance with exchange regulations.

(c)        Issuer delisted due to bankruptcy.




   The accompanying notes are an integral part of these financial statements.

                                    SAI-174

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                       DAILY EAFE SECURITIES LENDING FUND
                          DAILY EAFE NON-LENDING FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1999


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

     State Street Bank and Trust Company ("State Street Bank") Daily EAFE Funds (collectively, the "Trust") were formed by State Street Bank under a Declaration of Trust. The Trust is organized into separate regional funds and country funds and umbrella funds that hold Malaysian securities and units of the separate regional and country funds. State Street Bank is Trustee and custodian of each Fund. State Street Global Advisors, a division of State Street Bank, is each Fund's investment manager.

     The investment objective of Daily EAFE Securities Lending Fund and Daily EAFE Non-Lending Fund (collectively, the "Fund") is to closely match the performance of the MSCI EAFE Index, while providing daily liquidity. Effective December 18, 1998, the Fund achieves its objective primarily by investing in other collective investment funds managed by the Trustee. Prior to this date, the Fund achieved its objective by investing directly in the securities comprising the MSCI EAFE Index. On December 18, 1998, the Fund was reorganized and separate regional and country funds (the "underling funds") were established. The Fund transferred all of its assets and liabilities, excluding Malaysian assets and liabilities, in exchange for units in the underlying funds. In conjunction with this reorganization, the Fund reissued units to the participants at $10.00 net asset value per unit. (Net asset value per unit prior to the reorganization was $14.95).

     Refer to the financial statements of the underlying funds for disclosure of their accounting policies.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


 A. SECURITY VALUATION

     Investments for which market quotations are readily available are valued at the last reported sale price on the valuation date or, if no sales are reported for that day, the more recent of the last published sale price or the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates market value. Investments in regulated investment companies or other State Street Bank collective investment funds are valued at the net asset value per share/unit on the valuation date. Foreign currencies and foreign securities quoted in foreign currencies are translated into U.S. dollars as of the last exchange trade date. For the period September 30, 1998 to February 25, 1999 and for the period February 26, 1999 to August 29, 1999, Malaysian Ringgits and Malaysian securities were translated into U.S. dollars at a discount exchange rate of 5.43 and 4.47, respectively, as set by the MSCI Index due to existing market conditions in Malaysia.


 B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

     Security transactions are accounted for on trade date. The cost of securities contributed to, and proceeds related to securities delivered by, the Fund in connection with the issuance and redemption of its units of participation are based on the valuations of those securities determined as described above. The cost of securities delivered and the net gain or loss on securities sold are determined using the average cost method. Dividend income, if any, is recorded net of applicable withholding taxes on the ex-dividend date or as soon as the Fund is informed of the dividend. Interest income earned on securities, if any, is recorded net of applicable withholding taxes on the accrual basis; interest



                                    SAI-175

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                       DAILY EAFE SECURITIES LENDING FUND
                          DAILY EAFE NON-LENDING FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1999


earned on foreign currency transaction accounts is recorded when the Trustee is first notified of the amount credited by the depository bank. State Street Bank collective investment funds, in which the Fund invests, may retain income and net realized gains. Accordingly, realized and unrealized gains and losses reported by the Fund may include a component attributable to investment income.


 C. FOREIGN CURRENCY AND FORWARD FOREIGN CURRENCY CONTRACTS


     The accounting records of the Fund are maintained in U.S. dollars. Investment securities and other assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the prevailing rates of exchange a period end. Purchases and sales of securities, income and expenses are translated into U.S. dollars at the prevailing exchange rate on the respective dates of the transactions. For the period September 30, 1998 to February 25, 1999 and for the period February 26, 1999 to August 29, 1999, Malaysian Ringgits and Malaysian securities were translated into U.S. dollars at a discount exchange rate of 5.43 and 4.47, respectively, as set by the MSCI Index due to existing market conditions in Malaysia.


     Reported net realized gains and losses on foreign currency transactions represent net gains and losses from disposition of foreign currencies, currency gains and losses realized between the trade and settlement dates on securities transactions, and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received. The effects of changes in foreign currency exchange rates on investments in securities are not segregated in the Statement of Operations from the effects of changes in market prices of those securities, but are included with the net realized and unrealized gain or loss on investments in securities.


     The Fund may use forward foreign currency contracts to facilitate transactions in foreign securities or as a hedge against either specific transactions or portfolio positions. Such contracts are valued based upon the applicable forward exchange rates and any resulting unrealized gains or losses are recorded in the Fund's financial statements. The Fund records realized gains or losses at the time the forward contract is extinguished by entry into a closing transaction or by delivery of the currency. Risks in foreign currency contracts arise from the possible inability of counterparties to meet the contracts' terms and from movements in currency values.


 D. INCOME TAXES


     It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal income taxes and no federal income tax provision is required.


 E. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION


     The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made on such days, based upon the closing market value of the securities bought or sold as of the valuation date. A transaction fee of .5% is charged on any contribution or withdrawal greater than 5% of the net asset value of the Fund. However, such fees are waived if the Fund's net participant activity on any day is less than 5% of the net asset value of the Fund. Such transaction fees are presented as a separate component of capital.



                                    SAI-176

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                       DAILY EAFE SECURITIES LENDING FUND
                          DAILY EAFE NON-LENDING FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1999


 F. EXPENSES

     Under the Declaration of Trust, the Fund may pay certain expenses for services received during the year, including custody and audit fees. Prior to the reorganization on December 18, 1998, the Fund paid an annual fee of $50,000 for daily pricing services to the Trustee in its capacity as custodian. Effective December 18, 1998, the Trustee is paid an annual administration fee of $12,000.


 G. DISTRIBUTIONS TO PARTICIPANTS

     Net investment income (excluding dividends from securities lending fee income, if any) and net realized gains are retained by the Fund. Dividends from securities lending fee income, if any, are distributed monthly.


 H. USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.


3. GLOBAL SECURITIES LENDING PROGRAM: PRINCIPLES OF COMBINATION

     The participants in the Daily EAFE Securities Lending Fund (the "Lending Fund") have authorized the Lending Fund to invest in certain collective investment funds that participate in the Global Securities Lending Program maintained by State Street Bank. The investment objective, techniques and results of operations of the Lending Fund are identical to those of the Daily EAFE Non-Lending Fund (the "Non-Lending Fund"), except that the Lending Fund engages in securities lending activities. Accordingly, the financial statements of the Lending Fund and the Non-Lending Fund have been prepared on a combined basis, with separate disclosure of the participant transactions and per unit data of the Lending Fund and the Non-Lending Fund. The Lending Fund and the Non-Lending Fund each maintain a divided pro-rata interest in the combined assets and liabilities (including each investment security position, but excluding assets and liabilities related to securities lending activities) proportionate to the net asset value of the outstanding combined units of the Fund. All interfund transactions have been eliminated in the combined financial statements.


4. INVESTMENT TRANSACTIONS

     Purchases and sales of securities, excluding short-term investments and including in-kind contributions and redemptions, if any, during the year ended December 31, 1999 were $1,401,105,425 and $778,536,017, respectively, resulting in a net realized gain (loss) of $64,917,920. Net realized gain (loss) from foreign currency transactions amounted to $52,749 for the year ended December 31, 1999.

     The Fund may be subject to a levy on the repatriation of certain profits. Realized gains generated from cash brought into Malaysia after February 14, 1999 may be subject to a 10% levy upon repatriation. The levy is imposed when, on the repatriation date, the Fund's Malaysian Ringgit balance exceeds the net cash balance brought into the country. For the year ended December 31, 1999, no repatriation levies were paid.



                                    SAI-177

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                       DAILY EAFE SECURITIES LENDING FUND
                          DAILY EAFE NON-LENDING FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1999


5. UNITS OF PARTICIPATION

   Participant transactions for the Fund were as follows:


                                                                           YEAR ENDED DECEMBER 31,
                                                 ---------------------------------------------------------------------------
                                                                 1999                                   1998
                                                 ------------------------------------   ------------------------------------
                                                       UNITS              AMOUNT              UNITS              AMOUNT
                                                 ----------------   -----------------   ----------------   -----------------
DAILY EAFE SECURITIES LENDING FUND
Units issued (1/1/99 - 12/31/99) .............      136,724,715      $1,493,975,482                 --      $           --
Units issued (1/1/98 - 12/18/98) .............               --                  --         31,411,826         445,179,583
Unit adjustment due to reorganization (see
 Note 1) .....................................               --                  --         21,818,970                  --
Units issued (12/19/98 - 12/31/98) ...........               --                  --          2,043,253          20,847,087
Units redeemed (1/1/99 - 12/31/99) ...........      (69,900,419)       (785,276,317)                --                  --
Units redeemed (1/1/98 - 12/18/98) ...........               --                  --        (13,403,233)       (193,021,523)
Units redeemed (12/19/98 - 12/31/98) .........               --                  --         (1,524,125)        (15,534,518)
                                                    -----------      --------------        -----------      --------------
 Total .......................................       66,824,296      $  708,699,105         40,346,691      $  257,470,629
                                                    ===========      ==============        ===========      ==============

                                                                            YEAR ENDED DECEMBER 31,
                                                  ---------------------------------------------------------------------------
                                                                  1999                                   1998
                                                  ------------------------------------   ------------------------------------
                                                        UNITS              AMOUNT              UNITS              AMOUNT
                                                  ----------------   -----------------   ----------------   -----------------
DAILY EAFE NON-LENDING FUND
Units issued (1/1/99 - 12/31/99) ..............       42,967,617      $  468,323,833                 --      $           --
Units issued (1/1/98 - 12/18/98) ..............               --                  --         36,983,239         515,657,645
Unit adjustment due to reorganization (see
 Note 1) ......................................               --                  --         14,285,760                  --
Units issued (12/19/98 - 12/31/98) ............               --                  --          5,482,183          55,176,247
Units redeemed (1/1/99 - 12/31/99) ............      (51,388,082)       (554,462,171)                --                  --
Units redeemed (1/1/98 - 12/18/98) ............               --                  --        (29,815,822)       (422,392,493)
Units redeemed (12/19/98 - 12/31/98) ..........               --                  --         (1,132,216)        (11,607,115)
Paid in capital from transaction fees .........               --                  --                 --             197,369
                                                     -----------      --------------        -----------      --------------
 Total ........................................       (8,420,465)     $  (86,138,338)        25,803,144      $  137,031,653
                                                     -----------      --------------        -----------      --------------
Net increase ..................................       58,403,831      $  622,560,767         66,149,835      $  394,502,282
                                                     ===========      ==============        ===========      ==============

DAILY EAFE SECURITIES LENDING FUND

     Units in excess of 10% of the Lending Fund units outstanding at December 31, 1999 held by 2 of the Lending Fund's 25 unitholders aggregated 65% of the Lending Fund's total units outstanding.


DAILY EAFE NON-LENDING FUND

     Units in excess of 10% of the Non-Lending Fund units outstanding at December 31, 1999 held by 1 of the Non-Lending Fund's 30 unitholders aggregated 36% of the Non-Lending Fund's total units outstanding.



                                    SAI-178

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Trustee of
State Street Bank and Trust Company
Daily MSCI Europe Index Securities Lending Fund and State Street Bank and Trust Company
Daily MSCI Europe Index Fund

     In our opinion, the accompanying combined statement of assets and liabilities, including the combined schedule of investments, and the related combined statements of operations and of changes in net assets and the selected per unit data present fairly, in all material respects, the financial position of State Street Bank and Trust Company Daily MSCI Europe Index Securities Lending Fund and State Street Bank and Trust Company Daily MSCI Europe Index Fund at December 31, 1999, and the results of their operations, the changes in their net assets and their selected per unit data for the periods indicated, in conformity with accounting principles generally accepted in the United States. These financial statements and selected per unit data (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1999 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.



PrincewaterhouseCoopers LLP
February 24, 2000






                                    SAI-179

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Statement of Assets and Liabilities
December 31, 1999
--------------------------------------------------------------------------------

ASSETS
Investments in securities, at value (cost $2,428,892,414).................................  $2,839,555,787
Foreign currency, at value (cost $40,633,810).............................................      40,591,542
Foreign currency, segregated, at value (cost $21,188,959).................................      21,073,733
Investments in State Street Bank and Trust Company Quality A Short-Term Investment Fund,
  at value ...............................................................................      70,516,865
Receivable for investments sold ..........................................................       5,644,593
Receivable for open forward currency contracts ...........................................       1,817,576
Unrealized gain on open futures contracts ................................................      21,784,199
Dividends receivable .....................................................................       1,545,805
Interest receivable ......................................................................       1,291,827
Tax reclaims receivable ..................................................................       2,666,074
------------------------------------------------------------------------------------------  --------------
    Total assets .........................................................................   3,006,488,001
------------------------------------------------------------------------------------------  --------------
LIABILITIES
Payable for collateral on securities loaned ..............................................      70,516,865
Payable for open forward currency contracts ..............................................          55,612
Accrued expenses .........................................................................         573,452
------------------------------------------------------------------------------------------  --------------
    Total liabilities ....................................................................      71,145,929
------------------------------------------------------------------------------------------  --------------
NET ASSETS ...............................................................................  $2,935,342,072
==========================================================================================  ==============
Daily MSCI Europe Index Securities Lending Fund
 (99,577,884 units outstanding, at $12.16 per unit net asset value).......................  $1,211,329,026
Daily MSCI Europe Index Fund
 (141,723,320 units outstanding, at $12.16 per unit net asset value)......................   1,724,013,046
------------------------------------------------------------------------------------------  --------------
                                                                                            $2,935,342,072
                                                                                            ==============



   The accompanying notes are an integral part of these financial statements.

                                    SAI-180

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Statement of Operations
Year ended December 31, 1999
--------------------------------------------------------------------------------

INVESTMENT INCOME
 Dividends (net of taxes withheld of $2,372,574)..........................................    $  33,029,876
 Interest ................................................................................       11,916,055
 Securities lending fee income (net of related expenses), allocated to the Daily MSCI
 Europe Index Securities Lending Fund ....................................................          552,991
-------------------------------------------------------------------------------------------   -------------
    Total investment income ..............................................................       45,498,922
-------------------------------------------------------------------------------------------   -------------
EXPENSES
 Audit ...................................................................................           15,000
 Custody .................................................................................        1,816,114
 Other ...................................................................................          112,890
-------------------------------------------------------------------------------------------   -------------
    Total expenses .......................................................................        1,944,004
-------------------------------------------------------------------------------------------   -------------
    Net investment income ................................................................       43,554,918
-------------------------------------------------------------------------------------------   -------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS, FOREIGN CURRENCY, FORWARD
CONTRACTS AND FUTURES CONTRACTS
 Net realized gain (loss):
   Investments ...........................................................................         (406,130)
   Foreign currency and related forward currency contracts ...............................      (25,763,094)
   Futures contracts .....................................................................       50,831,552
-------------------------------------------------------------------------------------------   -------------
                                                                                                 24,662,328
                                                                                              -------------
 Net change in unrealized appreciation (depreciation):
   Investments ...........................................................................      355,079,004
   Foreign currency and related forward currency contracts ...............................        1,753,568
   Futures contracts .....................................................................       19,602,290
-------------------------------------------------------------------------------------------   -------------
                                                                                                376,434,862
                                                                                              -------------
 Net realized and unrealized gain (loss) on investments, foreign currency, forward
  contracts and futures contracts ........................................................      401,097,190
-------------------------------------------------------------------------------------------   -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS ..........................    $ 444,652,108
===========================================================================================   =============



   The accompanying notes are an integral part of these financial statements.

                                    SAI-181

--------------------------------------------------------------------------------


STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Statement of Changes in Net Assets

                                                                                              PERIOD ENDED DECEMBER 31,
                                                                                               1999              1998(a)
                                                                                        -----------------   -----------------
FROM OPERATIONS
Net investment income ...............................................................    $   43,554,918      $      279,685
Net realized gain (loss) on investments, foreign currency, forward contracts and
 futures contracts ..................................................................        24,662,328              (4,554)
Net change in unrealized appreciation (depreciation) on investments and foreign
 currency, forward contracts and futures contracts ..................................       376,434,862          56,986,580
--------------------------------------------------------------------------------------   --------------      --------------
 Net increase (decrease) in net assets resulting from operations ....................       444,652,108          57,261,711
--------------------------------------------------------------------------------------   --------------      --------------
Distributions of securities lending fee income allocated to the Daily MSCI Europe
 Index Securities Lending Fund participants .........................................          (552,991)                 --
--------------------------------------------------------------------------------------   --------------      --------------
FROM PARTICIPANT TRANSACTIONS
Net increase (decrease) in net assets resulting from participant transactions .......     1,013,798,681       1,420,182,563
--------------------------------------------------------------------------------------   --------------      --------------
Net increase (decrease) in net assets ...............................................     1,457,897,798       1,477,444,274
NET ASSETS
 Beginning of period ................................................................     1,477,444,274                  --
--------------------------------------------------------------------------------------   --------------      --------------
 End of period ......................................................................    $2,935,342,072      $1,477,444,274
======================================================================================   ==============      ==============



(a) The Fund commenced operations on December 18, 1998.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-182

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND


Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Period)


--------------------------------------------------------------------------------

                                                                 YEAR ENDED DECEMBER 31,
                                                                     1999        1998(a)
                                                                -------------- -----------
Net investment income (b)(d) ..................................   $     0.23    $   0.00
Distributions of securities lending fee income ................        (0.01)       0.00
Net realized and unrealized gain (loss) .......................         1.52        0.42
---------------------------------------------------------------   ----------    --------
Net increase (decrease) .......................................         1.74        0.42
NET ASSET VALUE
Beginning of period ...........................................        10.42       10.00
---------------------------------------------------------------   ----------    --------
End of period .................................................   $    12.16    $  10.42
===============================================================   ==========    ========
Total return (%)(e) ...........................................        16.87        4.20
---------------------------------------------------------------   ----------    --------
Ratio of expenses to average net asset (%)(c)(f) ..............         0.10        0.00
---------------------------------------------------------------   ----------    --------
Ratio of net investment income to average net assets (%)(f) ...         2.20        0.02
---------------------------------------------------------------   ----------    --------
Portfolio turnover (%)(c) .....................................        13.93        0.00
---------------------------------------------------------------   ----------    --------
Net assets, end of period (000s) ..............................   $1,211,329    $498,600
===============================================================   ==========    ========

(a) The Daily MSCI Europe Index Securities Lending Fund commenced operations on December 18, 1998.

(b) Zero amount represents that which is less than $0.005 per unit.

(c) Zero amount represents that which is less than 0.005%.

(d) Net investment income per unit has been calculated based upon an average of units outstanding.

(e) Total return calculation (not annualized for the period ended December 31, 1998) is based on the value of a single unit of participation outstanding throughout the period. It represents the percentage change in the net asset value per unit between the beginning and end of the period and assumes reinvestment of distributions, if any. The calculation includes only those expenses charged directly to the Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(f) Not annualized for the period ended December 31, 1998.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-183

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX FUND


Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Period)


--------------------------------------------------------------------------------

                                                                          YEAR ENDED DECEMBER 31,
                                                                             1999          1998(a)
                                                                        --------------   -----------
Net investment income (b)(d) ........................................     $     0.22      $   0.00
Net realized and unrealized gain (loss) .............................           1.52          0.42
----------------------------------------------------------------------    ----------      --------
Net increase (decrease) .............................................           1.74          0.42
NET ASSET VALUE
Beginning of period .................................................          10.42         10.00
----------------------------------------------------------------------    ----------      --------
End of period .......................................................     $    12.16      $  10.42
======================================================================    ==========      ========
Total return (%)(e) .................................................          16.75          4.20
----------------------------------------------------------------------    ----------      --------
Ratio of expenses to average net assets (%)(c)(f) ...................           0.10          0.00
----------------------------------------------------------------------    ----------      --------
Ratio of net investment income to average net assets (%)(f) .........           2.14          0.02
----------------------------------------------------------------------    ----------      --------
Portfolio turnover (%)(c) ...........................................          13.93          0.00
----------------------------------------------------------------------    ----------      --------
Net assets, end of period (000s) ....................................     $1,724,013      $978,844
======================================================================    ==========      ========

(a) The Daily MSCI Europe Index Fund commenced operations on December 18, 1998.

(b) Zero amount represents that which is less than $0.005 per unit.


(c) Zero amount represents that which is less than .005%.

(d) Net investment income per unit has been calculated based upon an average of units outstanding.


(e) Total return calculation (not annualized for the period ended December 31, 1998) is based on the value of a single unit of participation outstanding throughout the period. It represents the percentage change in the net asset value per unit between the beginning and end of the period. The calculation includes only those expenses charged directly to the Non-Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(f) Not annualized for the period ended December 31, 1998.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-184

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


                                                                   SHARES           VALUE
                                                                 ----------   ----------------
COMMON STOCK -- 91.3% (unless otherwise noted)
AUSTRIA -- 0.3%
Austria Mikros Systeme International AG ATS100 ...............      1,222      $      38,899
Austria Tabak ATS100 .........................................     10,245            495,374
Austrian Airlines ATS100 .....................................     18,549            351,284
Bank Austria AG ATS100 .......................................     53,491          3,017,512
Bau Holdings AG ATS100 Rfd 01Apr93 ...........................      1,333             50,355
Bohler Uddeholm ATS100 .......................................      3,881            179,056
BWT AG ATS100 ................................................        512             68,854
EA Generali AG ATS100 ........................................      2,956            495,643
Flughafen Wien AG ATS100 .....................................      7,854            273,034
Lenzing AG ATS100 ............................................      1,227             66,745
Mayr Melnhof Karto ATS100 ....................................      3,888            180,163
Oesterreichische Brau Beteiligungs AG ATS100 .................      4,266            171,894
Oesterreichische Elektrizitaetswirtschafts AG ATS100 .........     11,726          1,647,799
OMV AG ATS100 ................................................     10,634          1,033,723
Radex Heraklith Industrie beteiligungs AG ATS100 .............      6,227            179,338
Virg Technologie AG ATS100 Bearer ............................      5,410            356,960
Wienerberger Baust Npv .......................................     45,709            994,110
                                                                               -------------
 (Cost $10,364,607)...........................................                     9,600,743
                                                                               -------------
BELGIUM -- 1.4%
Barco NVNPV ..................................................      5,424            759,477
Bekaert SA New NPV ...........................................      9,810            544,504
CMB NPV ......................................................      3,940            188,128
Colruyt SA NPV ...............................................     17,280            992,199
D Leteren Trading NPV ........................................      2,416           990,0522
Delhaize Le Lion SA NPV ......................................      2,709          1,711,117
Dolmen Computer Ap NPV .......................................      1,728             52,221
Electrabel SA NPV ............................................     23,787          7,787,593
Electrabel SA NPV Vvpr Strip .................................        585                 77
Fortis AG Cert Value GTD 7/20/01 .............................      5,180             17,898
Fortis B NPV .................................................    312,803         11,286,953
Fortis B NPV Vvpr Strip ......................................     46,620                470
Glaverbel SA NPV .............................................      3,113            268,745
Groupe Bruxelles Lambert NPV .................................     10,686          2,152,908
Heidelberger Zement NPV ......................................      6,716            500,637
Heidelberger Zement Vvpr Strips ..............................      6,716                609
Kbc Bankverzekerin NPV Vvpr Strip ............................      2,830                851
Kredietbank NV NPV ...........................................     29,790          6,994,799
Solvay SA NPV ................................................     36,776          3,037,796
Suez Lyonn ais de Eaux Vvpr Strip ............................     37,112                374


   The accompanying notes are an integral part of these financial statements.

                                    SAI-185

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)              SHARES           VALUE
----------------------------------------------------------   ----------   -----------------
Total Eur10 Vvpr .........................................     33,930      $          342
UCB NPV ..................................................     63,741           2,764,218
Union Miniere SA NPV .....................................     11,190             435,108
                                                                           --------------
 (Cost $45,461,149).......................................                     40,486,310
                                                                           --------------
DENMARK -- 1.2%
Bang & Olufsen Holdings DKK10 Ser B ......................      5,485             200,566
Carlsberg Brewery A/S A DKK20 ............................     15,333             564,824
Carlsberg Brewery A/S B DKK20 ............................     12,462             472,567
D/S AF 1912 B DKK1000 ....................................        470           5,537,762
D/S Svendborg B DKK1000 ..................................        324           5,397,184
Danisco A/S DKK20 ........................................     25,370             989,533
Den Danske Bank A/S DKK100 ...............................     23,051           2,528,669
Falck DKK20 ..............................................      5,700             598,265
FLS Industries Ser B DKK20 ...............................     20,280             510,855
ISS International Service System A/S Ser B DKK20 .........     16,142           1,086,503
Navision Software DKK1 ...................................     11,500             833,237
NKT Holding A/S DKK100 ...................................      3,241             181,278
Novo Nordisk A/S DKK10 Ser B .............................     32,795           4,352,621
Ostasiatiske Kompagni DKK100 .............................      9,282              96,794
Radiometer A/S B Shares DKK20 ............................      4,456             167,164
SAS Danmark A/S DKK10 ....................................     20,489             213,663
Tele Danmark A/S DKK5 ....................................     96,940           7,207,630
Topdanmark A/S DKK10(Regd) ...............................     17,400             344,048
Unidanmark A/S A DKK100 Regd .............................     31,303           2,204,481
Vesta Wind Systems DKK10 .................................      4,700             833,847
William Demant ALS DKK5 ..................................      6,600             625,690
                                                                           --------------
 (Cost $30,499,959).......................................                     34,947,181
                                                                           --------------
FINLAND -- 4.8%
Ameri Group A FIM20 ......................................      9,825             199,429
Asko FIM10 ...............................................     16,700             296,080
Finnlines Eur2 ...........................................      8,700             271,682
Instrumentarium Corp. Ser B FIM10 ........................      9,300             303,535
Kemira Oy Ord FIM10 ......................................     55,700             339,462
Kesko Oy FIM10 ...........................................     41,100             521,666
Kone B Shares Eur 3 ......................................      9,000             443,335
Merita Oyj NPv 1/1.02 ....................................    374,720           2,204,448
Metra Oy A FIM20 .........................................      5,500             100,836

   The accompanying notes are an integral part of these financial statements.

                                    SAI-186

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)           SHARES           VALUE
-------------------------------------------------------   ----------   -----------------
Metra Oy B FIM20 ......................................     17,100      $      318,675
Metso Oyj Fim50 .......................................     58,725             763,120
Nokia AB Oy Eur0.24 ...................................    538,705          97,679,570
Outokumpu Oy A FIM10 ..................................     53,800             761,445
Oyj Hartwall Abp A FIM1 ...............................     25,300             366,998
Pohjola Ser B FIM5 ....................................     17,300           1,045,629
Raisio Yhtyma Oyj FIM1 Convertible ....................     75,700             299,688
Rautaruukki OY Ord ....................................     57,600             403,262
Sampo Ser A FIM5 ......................................     26,900             940,290
Sanitec Oyj Abp NPV ...................................      2,102              27,527
Sonera Group PLC FIM 2.50 .............................    320,400          21,963,465
Stockmann Oyj Abp A FIM10 .............................      8,200             132,164
Stockmann Oyj Abp B Shs FIM10 .........................      8,725             125,685
Tieto Corp. FIM5 ......................................     33,400           2,086,020
UPM Kymmene Oy FIM10 ..................................    118,977           4,794,057
                                                                        --------------
 (Cost $60,574,513)                                                        136,388,068
                                                                        --------------
FRANCE -- 13.2%
Air Liquide FRF70 .....................................     22,866           3,828,260
Accor Eur3 ............................................     64,905           3,136,376
Air Liquide FRF70 Prime Fidel Regd ....................      2,427             406,332
Air Liquide L FRF70 Prime Fidel 2000 Reg ..............      5,154             862,890
Alcatel Alsthom CGE FRF40 .............................     69,889          16,051,806
AXA FRF60 .............................................    130,412          18,181,674
Banque Nationale de Paris FRF25 .......................    163,877          15,121,459
Banque Nationale de Paris Cvg Wts 15 Jul 2002 .........     33,904             156,422
BIC FRF25 .............................................     21,118             961,124
Bouygues SA FRF50 .....................................      9,690           6,159,328
Canal Plus Eur 0.75 ...................................     46,889           6,825,258
Cap Gemini Sogeti SA FRF40 ............................     25,100           6,371,688
Carrefour Supermarche Eur 2.50 ........................    124,944          23,045,386
Chargeurs International FRF100 ........................      2,748             154,742
Club Mediterranee SA FRF25 ............................      5,097             589,436
Coflexip FRF10 ........................................      5,367             390,075
Compagnie de St. Gobain FRF100 ........................     33,857           6,367,560
Compagnie Generale de Geophysique FRF10 ...............        801              39,537
Compagnie Par Reesco FRF50 ............................      4,000             159,081
Dassault Systemes FRF5 ................................     40,577           2,644,627
Dollfus-Mieg & Cie FRF75 ..............................        850               4,966

   The accompanying notes are an integral part of these financial statements.

                                    SAI-187

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)            SHARES           VALUE
--------------------------------------------------------   ----------   -----------------
Eridania Beghin-Say FRF65 ..............................      9,364      $    1,007,425
Essilor International Compagnie Generale FRF20 .........      3,735           1,158,835
Etab Eco Casino Guich Perr & Co. FRF10 .................     26,694           3,057,415
France Telecom FRF .....................................    373,469          49,396,879
Group Le Finance de Consolidated FRF100 ................      8,789             991,603
Groupe Danone FRF10 ....................................     29,386           6,926,862
GTM Entrepose FRF50 ....................................      5,399             524,833
Imetal SA FRF50 ........................................      5,392             803,881
L'Oreal SA FRF10 .......................................     24,174          19,396,105
Lafarge FRF25 Prime Fidel 2000 Reg .....................      8,982           1,045,950
Lafarge Coppee FRF25 Br ................................     33,217           3,868,107
Lagardere Groupe FRF40 Regd ............................     45,727           2,487,406
Louis Vuitton Moet Hennessy FRF10 ......................     37,135          16,635,306
Lyonnaise des Eaux-Dumer FRF60 .........................     35,453           5,682,028
Michelin FRF12 Regd Class B ............................     50,223           1,973,093
Nord Est FRF50 .........................................      4,587             125,268
Pechiney SA A FRF100 Ord ...............................     30,449           2,176,234
Pernod Ricard SA FRF20 .................................     20,230           1,157,509
Peugeot SA FRF35 .......................................     19,071           4,330,197
Pinault Printemps Redo FRF20 ...........................     43,450          11,467,567
Publicis SA FRF25 ......................................        752             284,073
Rhone Poulenc SA FRF25 Ord A Shares ....................    289,867          16,848,251
Sagem SA FRF20 .........................................      3,836           2,666,293
Sanofi Synthelabo Eur2 .................................    266,447          11,095,875
SEB SA FRF20 ...........................................      5,463             385,221
Sidel FRF15 ............................................     12,648           1,305,948
Simco FRF100 Regd ......................................      6,791             549,667
Societe Eurafrance FRF200 ..............................      1,418             854,196
Societe Generale Bank FRF30 ............................     37,751           8,784,573
Sodexho SA FRF100 ......................................     11,859           2,098,940
Spie Batignolles FRF50 .................................     57,043           4,479,182
St Microelectronics Eur3.12 ............................    105,226          16,196,704
Technip FRF20 ..........................................      5,567             570,886
Thomson CS FFRF20 ......................................     59,183           1,954,873
TOTAL SA FRF50 B Shares ................................    270,673          36,127,761
Unibail SA FRF100 Regd .................................      4,490             566,732
Usinor Sacilor FRF20 ...................................     87,120           1,636,730
Valeo FRF20 ............................................     30,767           2,374,073
Vivendi Wts 02 May01 FRF900 ............................      6,876              23,342

   The accompanying notes are an integral part of these financial statements.

                                    SAI-188

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES            VALUE
---------------------------------------------------   ------------   -----------------
Vivendi Eur5.5 ....................................      231,443      $   20,901,361
Zodiac FRF10 ......................................        1,692             357,761
                                                                      --------------
 (Cost $280,311,936)...............................                      375,732,972
                                                                      --------------
GERMANY -- 13.3%
Adidas AG DEM5 ....................................       17,250           1,294,570
AGIV AG DEM5 ......................................       14,200             256,763
Allianz AG DEM5 Regd ..............................       90,775          30,495,961
BASF AG DEM5 ......................................      232,295          11,934,116
Bayer AG DEM5 .....................................      270,650          12,814,041
Bayer Vereinsbank DEM5 ............................      152,997          10,449,436
Beiersdorf AG Ser A B C DEM5 Var ..................       31,850           2,138,725
Bilfinger & Berger DEM5 ...........................        8,950             194,741
Brau & Brunnen AG DEM50 ...........................        1,071              50,707
Buderus AG NPV ....................................       21,300             360,470
Continental AG DEM5 ...............................       42,162             843,067
Daimlerchrysler AG Ord NPV Regd ...................      372,008          28,930,092
Deutsche Bank AG Ord NPV Regd .....................      227,200          19,190,736
Deutsche Telekom DEM5 .............................    1,134,348          80,787,832
Douglas Holding AG DEM5 ...........................       13,505             581,582
Dresdner Bank AG NPV Regd .........................      196,000          10,661,788
Dyckerhoff AG Common Stock Split Shs ..............        4,710             142,101
Em TV Merchandisin Ord NPV ........................       45,000           2,901,167
Escada AG DEM50 ...................................          200              26,191
FAG Kugelfischer DEM5 .............................       15,750             141,205
Fresenius Medical DEM5 ............................       29,400           2,514,405
Gehe AG DEM5 Var ..................................       27,100           1,051,018
Heidelberg Zement DEM5 ............................       21,186           1,664,653
Hochtief AG DEM5 ..................................       26,900           1,002,615
Holsten Brau AG NPV ...............................        2,120              36,305
IWKA AG NPV .......................................        5,200             109,479
Kamps AG Ord NPV ..................................        8,400             579,629
Karstadt AG NPV ...................................       31,830           1,276,145
Klockner Humboldt Deutz DEM5 ......................       14,650              85,594
Linde AG NPV ......................................       31,680           1,732,867
Lufthansa AG DEM5 Regd Vink .......................      144,502           3,362,529
Mannesmann AG Ord NPV .............................       42,030           1,579,250
Mannesmann AG Reg Shs .............................      184,750          44,572,828
Merck KGAA DEM5 ...................................       62,675           1,944,578

   The accompanying notes are an integral part of these financial statements.

                                    SAI-189

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)            SHARES          VALUE
--------------------------------------------------------   ---------   -----------------
Metro AG DEM5 ..........................................    102,602     $    5,519,215
Munich Reinsurance Wts 3 Jun 2002 To Purch Ord .........        490             26,062
Munich Reinsurance DEM10 Vink DEM5 Pd Regd .............     65,470         16,606,507
Preussag AG NPV ........................................     62,359          3,473,798
Rheinmetall AG DEM5 ....................................      6,550             99,302
RWE AG DEM5 ............................................    109,630          4,295,950
Salamander AG NPV ......................................      4,000             48,353
SAP AG DEM5 ............................................     23,450         11,551,328
Schering AG DEM5 .......................................     25,400          3,070,402
SGL Carbon DEM5 ........................................      7,000            465,396
Siemens AG NPV Regd ....................................    222,000         28,244,673
Thyssen Krupp AG NPV ...................................    187,050          5,699,849
VEBA AG DEM5 ...........................................    190,650          9,266,471
Viag AG NPV ............................................    256,430          4,701,327
Volkswagen AG Ord NPV ..................................    115,910          6,532,828
WCM Beteil & Grundbe NPV Post Reconstruction ...........     59,200          2,295,951
                                                                        --------------
 (Cost $297,168,947)....................................                   377,604,598
                                                                        --------------
IRELAND -- 0.7%
Allied Irish Banks PLC Ord IEP0.25 .....................    375,364          4,280,350
Crean (James) PLC Units ................................     11,796              4,159
CRH PLC Ord IEP0.25 ....................................    167,341          3,607,417
DCC Ord IEP0.2. ........................................     37,394            278,749
Eircom OrdEur 0.25 .....................................    962,044          4,118,737
Fyffes PLC Ord IEP0.05 .................................    127,594            257,064
Greencore Group Ord IEP0.50 ............................     82,761            254,276
Independent Newspapers PLC Ord IEP0.25 .................    113,589            744,899
Irish Continental Group PLC Ord IEP0.50 ................      8,283             84,899
Irish Life and Permanent Ord IEP0.25 ...................    125,409          1,187,509
Jefferson Smurfit Group PLC Ord IEP0.25 ................    460,585          1,391,911
Jurys Hotel Group Ord IEP0.25 ..........................     25,529            189,017
Kerry Group PLC Ord IEP0.10 ............................     73,840            885,154
Oakhill Group Eur 0.10 .................................     11,502              3,881
Ryanair Holdings Ord IEP0.04 ...........................     71,194            778,132
Tullow Oil Ord IEP0.10 .................................     82,628              9,038
Waterford Wedgewood PLC Ord IEP0.05 ....................    313,668            319,133
                                                                        --------------
 (Cost $20,331,393).....................................                    18,494,325
                                                                        --------------

   The accompanying notes are an integral part of these financial statements.

                                    SAI-190

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)                  SHARES            VALUE
-------------------------------------------------------------   ------------   -----------------
ITALY -- 5.7%
Alitalia Linee ITL1000 ......................................      583,000      $    1,388,929
Arnoldo Mondadori Editore SpA ITL1000 Ord ...................       49,000           1,554,844
Assicurazioni Generali ITL200 ...............................      471,157          15,567,531
Autogrill SpA ITL1000 .......................................       98,000           1,234,003
Banca Populare di Milano ITL1000 ............................       99,200             772,452
Banco Ambrosiano Veneto SpA Ord ITL1000 .....................    1,629,708           6,615,994
Banco Ambrosiano Veneto SpA ITL1000Non Conv .................      286,833             583,661
Banco Di Roma ITLl500 .......................................    2,007,000           2,579,754
Benetton Group SpA ITL250 ...................................      687,240           1,578,423
Beni Stabili Spa ITL200 .....................................      530,755             187,130
Bulgari SpA ITL125 ..........................................      109,000             979,426
Burgo Cartiere SpA ITL5000 ..................................       47,300             311,616
Cementir SpA ITL1000 ........................................      115,720             147,928
Cogefar Impresit SpA ITL1000 ................................      279,300             172,188
Credito Italiano SA ITL500 ..................................    1,836,724           9,029,089
Danieli & Cofficine Meccaniebe SpA ITL2000 Non Conv .........        8,100              19,909
Danieli & Cofficine Meccaniebe SpA ITL 2000 .................       14,100              79,540
Enel ITL1000 ................................................    2,721,000          11,402,553
ENI SpA ITL1000 Regd ........................................    3,023,625          16,630,327
Fiat SpA Eur 5 ..............................................      139,762           3,991,374
Fiat SpA Di RispEur 5 .......................................       29,986             441,013
Italcementi SpA ITL2000 .....................................       53,910             651,675
Italcementi SpA ITL2000 Non Conv ............................       70,300             306,636
Italgas ITL1000 .............................................      264,660           1,002,435
La Rinascente SpA ITL1000 ...................................       94,372             605,568
La Rinascente SpA ITL1000 Non Conv ..........................       17,600              61,698
Magneti Marelli SPA Eur 1 ...................................      115,700             441,726
Marzotto & Figli SpA ITL1000 ................................       21,900             156,633
Mediaset ITL1000 ............................................      446,400           6,943,073
Mediobanca SpA ITL1000 ......................................      215,039           2,194,355
Montedison SpA Eur 1 ........................................      982,337           1,608,030
Montedison SpA Di Risp Eur 1 Non Cnv ........................      141,940             135,834
Olivetti & C SpA ITL1000 Non Conv ...........................        1,000               2,428
Olivetti SpA ITL1000 ........................................    1,642,243           4,756,149
Parmalat Finanziaria SpA ITL1000 ............................      564,500             722,184
Pirelli SpA ITL1000 .........................................      565,083           1,551,168
Pirelli SpA ITL1000 Non Conv ................................      222,200             402,900
RAS SpA ITL1000 .............................................      232,089           2,328,596
Reno de Medici ITL1000 Ser A ................................       20,730              47,403
Reno De Medici SpA ITL1000 ..................................       52,100             141,704

   The accompanying notes are an integral part of these financial statements.

                                    SAI-191

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999




COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES           VALUE
---------------------------------------------------   ------------   --------------
S.A.I. ITL1000 Non Conv ...........................       27,100      $    134,858
S.A.I. ITL1000 ....................................       46,500           520,412
Sao Paolo Imi SpA ITL6000 .........................      530,755          7,21,507
Sirti SpA ITL1000 .................................       82,732           295,857
Snia BPD SpA ITL1000 Non Conv .....................      176,200           139,334
Snia BPD SpA ITL1000 ..............................      177,500           190,963
Telecom Italia Mobilia ITL50 Di Risp ..............      861,589         4,105,268
Telecom Italia Mobilia ITL50 ......................    2,343,865        26,184,505
Telecom Italia SpA Di RispITL1000 .................      702,029         4,278,491
Telecom Italia SpA ITL1000 ........................    1,187,535        16,747,681
Unione Immobiliare ITL125 .........................    1,756,500           813,928
                                                                      ------------
 (Cost $144,183,846)                                                   159,951,683
                                                                      ------------
NETHERLANDS -- 8.2%
ABN Amro Holdings NV NLG1.25 ......................      638,582        15,953,228
Aegon NV NLG0.50 ..................................      291,811        28,190,352
Ahold (Kon.) NV NLG0.50 ...........................      280,582         8,306,912
Akzo Nobel NV NLG .................................      127,135        56,377,856
ASM Lithography Holdings NLG0.13 ..................       60,937         6,770,751
Baan Co. NV NLG0.06 ...............................       93,345         1,319,256
Buhrmann NV NLG2.50 ...............................       34,903           525,635
Elsevier NV NLG0. .................................      301,264       103,599,251
Getronics NV NLG 0. ...............................       50,831       254,055,403
Hagemeyer NL G2.50 ................................       45,452         1,052,621
Heineken NV NLG5 ..................................      137,430         6,703,268
Hollandsche Beton NLG2 ............................       13,784           131,910
IHC Caland NV NLG2 ................................       12,478           455,652
ING Groep NVCVA NLG1 ..............................      416,258        25,133,881
KLM Eur2 ..........................................       25,039           643,187
KPN NV NLG10 ......................................      208,844        20,385,718
Nedlloyd Groep NV NLG10 ...........................       11,296           316,337
OCE NV NLG1 .......................................       37,867           640,078
Philips Electric Kon Eur1 .........................      148,603        20,208,849
Royal Dutch Petroleum NLG1.25 .....................      939,751        57,604,128
Stork NV NLG10 ....................................       13,969           204,039
TNT Post Group NV NLG1 ............................      209,019         5,990,296
Unilever NV Cva Nlg1.12 ...........................      250,497        13,838,219
Vedior NLG1 W.I.05Jun97 ...........................       43,422           446,160


   The accompanying notes are an integral part of these financial statements.

                                    SAI-192

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)                     SHARES           VALUE
-----------------------------------------------------------------   ----------   -----------------
Vopak Kon Eur 1 .................................................     24,411      $      580,334
Wolters Kluwer Cva Eur 0.12 .....................................    121,721           4,119,884
                                                                                  --------------
 (Cost 209,662,552) .............................................                    233,553,205
                                                                                  --------------
NORWAY -- 0.6%
Ask ASA NOK2 ....................................................     17,800             124,483
Bergesen DY A/S NOK2.5 A ........................................     22,800             415,710
Bergesen DY ASANOK2.5 B (Non Vtg) ...............................      9,800             167,668
Christiania Bank NOK7 ...........................................    239,700           1,182,410
DNB Holdings ASA New Shs ........................................    275,500           1,131,933
Dyno Industrier ASA NOK20 .......................................     10,700             267,250
Elkem ASA NOK20 A ...............................................     20,700             478,239
Hafslund ASA NOK1 Ser A .........................................     29,347             177,383
Hafslund ASA NOK1 Ser B .........................................     20,267              78,208
Kvaerner A/S NOK12.50 ...........................................     20,280             428,014
Kvaerner ASA NOK12.5 B ..........................................      5,700             100,368
Leif Hoegh & Co., ASA NOK2 ......................................     13,100             155,417
Merkantildata ASA NOK1 ..........................................     45,400             549,959
Norsk Hydro ASA NOK20 ...........................................    123,566           5,184,911
Norske Skogsindustrier ASA NOK20 A ..............................     12,400             647,293
Norske Skogsindustrier ASA NOK20 B ..............................      4,000             168,342
Orkla ASA A NOK6.25 .............................................     96,999           1,671,666
Petroleum Geo Svs NOK5 Post Re Org ..............................     38,600             689,329
SAS Norge ASA NOK10 Ser B .......................................     19,650             213,494
Schibsted A/S NOK1 ..............................................     29,800             554,505
Smedvig Ser B NOK3 ..............................................      6,000              63,690
Smedvig A/S NOK3 ................................................     11,800             147,362
Tomra Systems ASA NOK2 ..........................................     35,400             601,236
Unified Storebrand ASA A NOK20 ..................................    119,200             908,049
Unitor Ships Service NOK12.5 ....................................      8,400              62,941
Vard A/S NOK2 A .................................................    102,527             443,014
                                                                                  --------------
 (Cost $13,183,522)..............................................                     16,612,874
                                                                                  --------------
PORTUGAL -- 0.7%
Banco Espirito Santo e Comercial de Lisboa PTE1000 Regd .........     49,147           1,381,279
Bco Com Portugues Eur1 Regd .....................................    422,480           2,344,974
Bpi Sgps Eur1 Regd ..............................................    241,435           1,028,776
Cia Celulose Caima PTE1200 ......................................        400               5,214
Cimpor Ciment Port PTE1000 ......................................     72,440           1,204,045

   The accompanying notes are an integral part of these financial statements.

                                    SAI-193

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)                       SHARES            VALUE
------------------------------------------------------------------   ------------   -----------------
Cin Corp. Indiana Norte PTE1000 ..................................          800      $       19,631
Colep (Cia Port Emb) PTE1000 .....................................        2,500              20,223
Cort Amorim SA PTE1000 ...........................................        8,100              79,637
EFACEC Empresea Fabrilde Maquinas Electricas SA PTE 1000 .........        2,969              17,167
Elec De Portugal PTE1000 .........................................      257,650            4,497,89
Engil Sgps PTE1000 ...............................................       13,573              33,905
Inapa Investor Participating Ges Ordinary PTE 1000 ...............       11,966              97,999
Jeronimo Martins PTE1000 .........................................        5,766           1,171,000
Portucel Industria PTE1000 .......................................       34,900             240,119
Portugal Telecom Eur1 Regd .......................................      447,550           4,909,640
Seguros Tranquilid PTE1000 Regd ..................................        5,700             174,553
Soares da Costa PTE1000 ..........................................        4,840              14,822
Societe Empre Somague PTE1000 ....................................        4,072              15,259
Sonae Investimento Ord PTE1000 ...................................       13,000             686,207
Unicer (Uniao Cervejeira SA) PTE1000 Regd ........................        9,000             178,422
                                                                                     --------------
 (Cost $18,435,838)...............................................                       18,120,763
                                                                                     --------------
SPAIN -- 3.3%
Acerinox SA ESP160 Regd ..........................................       20,999             839,576
ACS Actividades Co. ESP250 .......................................       19,373             459,587
Aguas De Barcelona Eur1 ..........................................       48,863             715,690
Aguas De Barcelona Eur1 Rfd 1/1/2000 .............................          488               6,798
Aguila SA ESP500 .................................................        8,547              69,740
Altadis Da Ser A Esp100 Regd .....................................       59,774             850,212
Argentaria Corp Bancania di Bispaz ESP125 Regd ...................      168,434           3,958,446
Asturiana de Zinc ESP525 .........................................       10,379             133,828
Autopistas Concesionaria Espanola SA ESP500 ......................       94,848             922,010
Azucarera Ebro AG RESP100 ........................................       23,266             339,368
Bco Bilbao Vizcaya ESP90 .........................................      714,307          10,174,534
Bco Sant Cent Hisp Eur.50 Regd ...................................    1,259,835          14,264,620
Corp Mapfre SA ESP250 ............................................       17,389             287,976
Corporacion Financiera Alba Eur1 .................................       28,202             964,779
Cortefiel SA ESP50 ...............................................       13,755             360,258
Empresa Nacional de Celulosas ESP1000 ............................        5,097             101,919
Endesa SA ESP200 .................................................      363,666           7,220,538
Ercros SA ESP500 .................................................       53,530              25,344
Faes Esp Prod Quim ESP50 Regd ....................................        7,798              75,804
Fom Const Y Contra Eur1 ..........................................       43,280             880,681
Gas Natural SDG Eur1 .............................................      153,805           3,543,373
Grupo Dragados SA Eur1 ...........................................       61,066             539,485

   The accompanying notes are an integral part of these financial statements.

                                    SAI-194

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES            VALUE
---------------------------------------------------   ------------   -----------------
Iberdrola SA ESP500 ...............................      309,669      $    4,292,363
Inmobiliaria Urbis Eur1.4 Ser 1 2 3 ...............       21,272              96,428
Metrovacesa ESP250 ................................       14,719             255,027
Portland Valderrivas ESP160 .......................        5,551             144,828
Prosegur Seguridad ESP100 Regd ....................       15,365             137,599
Puleva SA Eur0.18 .................................       72,790             109,254
Repsol SA Eur1 Regd ...............................      408,061           9,462,603
Sol Melia SA Eur0.2 ...............................       60,190             682,721
Tabacalera SA ESP100 Ser A Regd ...................       65,414             935,706
Telefonica CA Eur 1 ...............................    1,120,734          27,998,480
Telepizza ESP5 ....................................       78,023             330,105
Union Electrica Fenosa SA ESP500 ..................      107,627           1,879,968
Uralita SA ESP500 .................................       13,513              96,375
Vallehermoso SA ESP165 ............................       45,282             319,304
Viscofan Envoltura Eur0.30 ........................       12,548              99,858
Zardoya Otis ESP70 ................................       48,210             474,473
                                                                      --------------
 (Cost $84,311,093)................................                       94,049,658
                                                                      --------------
SWEDEN -- 3.8%
Assidoman SEK20 ...................................       46,700             760,935
Alas Copco AB ASEK5 ...............................       52,685           1,558,856
Atlas Copco AB BSEK5 ..............................       24,800             706,071
Boliden Limited Sdr Rep 1 Com NPV .................       11,763              36,119
Diligentia SEK10 ..................................       22,300             183,647
Drott AB Ser B SEK2 ...............................       40,500             462,176
Electrolux AB Servb SEK ...........................      138,600          53,489,459
Ericsson LM Telephone B SEK2.5 ....................      769,820          49,540,181
Esselte AB ASEK12.5 ...............................        7,700              57,977
Esselte AB BSEK12.5 ...............................        6,000              45,529
Gambro Ser A Sek2 .................................       98,900             890,100
Gambro Ser B SEK2 .................................       37,100             336,082
Granges AB SEK25 ..................................       12,000             250,588
Hennes & Mauritz SEK0.25 Ser B ....................      333,400          11,178,706
Mandamus Fastighet SEK20 ..........................        2,480              15,464
Netcom Systems AB SEK5 Ser B ......................       39,200           2,757,835
OM Gruppen AB SEK2 ................................       30,700             668,176
Sandvik AB ASEK5 ..................................       72,600           2,276,223
Sandvik AB BSEK5 ..................................       27,000             860,824
Securitas Ser B SEK1 ..............................      129,200           2,340,800
Skandia Forsakring SEK1 ...........................      202,000           6,107,529

   The accompanying notes are an integral part of these financial statements.

                                    SAI-195

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)            SHARES           VALUE
--------------------------------------------------------   ----------   -----------------
Skandin Enskelda Banken Pv SEK 10 Iss 99 A Shs .........     47,100      $      471,000
Skandinaviska Enskilda Banke ASEK10 ....................    235,500           2,382,706
Skanska AB BSEK10 ......................................     43,600           1,626,024
SKF International AB BSEK12.5 ..........................     22,100             538,200
SKF International AB ASEK12.5 ..........................     17,100             394,306
Sparbanken Sverige AB SEK20 Ser A ......................    224,750           3,305,147
Ssab Svenskt Stal Ser B SEK25 ..........................     11,000             161,765
Ssab Svenskt Stal SEK25 Ser A ..........................     30,200             468,988
Stora Enso Oyj Ser R FIM10 .............................     66,038           1,134,300
Svenska Cellulosa B SEK10 ..............................     90,381           2,679,531
Svenska Handelsbanken Series A Pv SEK4 .................    263,700           3,319,518
Svenska HandelsbknSer B Sek 4 Ser B SEK 4 ..............     19,600             231,741
Swedish Match Co. SEK2 .................................    181,400             633,833
Trelleborg AB BSEK25 ...................................     41,900             377,100
Volvo AB ASEK5 .........................................     52,200           1,320,353
Volvo AB BSEK5 .........................................    115,500           2,989,412
WM-Data AB Ser B SEK5 ..................................     28,100           1,738,894
                                                                         --------------
 (Cost $63,034,744).....................................                    108,296,095
                                                                         --------------
SWITZERLAND -- 8.9%
ABB AG CHF10 ...........................................    136,926          16,748,109
Adecco SA CHF10 Regd ...................................      7,580           5,903,279
Alusuisse Lonza Holdings AG CHF125 Regd ................      2,697           1,988,618
CS Holding AG CHF20 Regd ...............................    124,180          24,684,694
Forbo Holding CHF50 Regd ...............................        647             304,767
Georg Fischer AG CHF100 Regd ...........................      1,320             455,973
Grands Magasins Jelmoli CHF50 Br .......................        200             238,663
Grands Magasins Jelmoli CHF10 Regd .....................        380              88,306
Holderbank Financiere Glaris Ltd. CHF10 Regd ...........      4,535           1,609,267
Holderbank Financiere Glaris Ltd. CHF50 Br .............      2,349           3,216,192
Kuoni Reisen Holding CHF50 Regd Ser B ..................        125             518,936
Merkur Holding AG CHF25 Regd ...........................      1,310             350,496
Movenpick Holdings CHF50 Br ............................        360             178,621
Nestle SA CHF10 Regd ...................................     17,407          31,890,604
Novartis AG CHF20 Regd .................................     30,381          44,611,718
Roche Holding Ltd. CHF100 Br ...........................        730          11,920,613
Roche Holding Ltd.NPV ..................................      3,117          36,999,937
Sairgroup CHF69 Regd ...................................      4,695             945,074
Schindler Holding AG CHF100 Regd .......................        105             168,164
Schindler Holding AG PTg Certs CHF100 ..................        510             816,794

   The accompanying notes are an integral part of these financial statements.

                                    SAI-196

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)                                  SHARES            VALUE
-----------------------------------------------------------------------------   ------------   -----------------
SGS Holding CHF100 Br .......................................................          453      $      577,559
SGS Holding CHF20 Regd ......................................................          670             206,614
Sika Finanz AG CHF60 Br .....................................................          765             249,843
SMH Swiss Corp. for Microelectronics & Watchmaking Industries Ltd CHF10 Regd         6,640           1,547,192
SMH Swiss Corp. for Microelectronics & Watchmaking Industries Ltd. CHF50 Br .        1,568           1,806,125
Sulzer Brothers Ltd. CHF100 Regd ............................................        1,621           1,053,721
Swiss Reinsurance Co. CHF20 Regd ............................................        6,528          13,411,059
Swisscom AG CHF25Regd .......................................................       32,805          13,268,697
UBS AG CHF20 Regd ...........................................................       91,999          24,845,855
Zurich Allied AG CHF10 Regd .................................................       22,185          12,651,664
                                                                                                --------------
 (Cost $260,270,034).........................................................                      253,257,154
                                                                                                --------------
UNITED KINGDOM -- 25.2%
3I Group Ord GBP0.50 ........................................................      218,905           3,905,799
Abbey National PLC Ord GBP0.10 ..............................................      516,943           8,284,477
Airtours PLC Ord GBP0.10 ....................................................      174,514           1,062,340
Allied Zurich Ord GBP0.25 ...................................................      591,656           6,974,034
AMEC PLC Ord GBP0.50 ........................................................       50,958             201,591
Anglian Water Ord GBP0.4714288 ..............................................      100,572              99,661
Arjo Wiggins Appleton PLC Ord GBP0.25 .......................................      292,595             987,427
ARM Holdings Ord GBP0.0025 ..................................................       69,705           4,710,330
BAA PLC Ord GBP.1 ...........................................................      400,742           2,795,378
Barclays PLC Ord GBP.1 ......................................................      560,161          16,090,914
Barratt Developments PLC Ord GBP0.10 ........................................       62,178             289,149
Bass PLC Ord .28P ...........................................................      299,560           3,768,020
BBA Group PLC Ord GBP0.25 ...................................................      139,373           1,154,484
Berkeley Group PLC Ord GBP0.25 ..............................................       33,235             383,702
BG Group Ord GBP0.10 ........................................................    1,291,107           8,333,791
BICC PLC Ord GBP0.50 ........................................................      100,165             147,180
Blue Circle Industries PLC Ord GBP0.50 ......................................      255,017           1,490,629
BOC Group PLC Ord GBP0.25 ...................................................      184,026           3,966,910
Boots Co., PLC Ord GBP0.25 ..................................................      344,418           3,370,159
BP Amoco Ordinary USD0.25 ...................................................    7,168,146          72,330,784
British Aerospace Ord GBP0.025 ..............................................    1,089,499           7,160,002
British Airways PLC Ord GBP0.25 .............................................      354,859           2,314,883
British American Tobacco PLC Ord GBP0.25 ....................................      818,513           4,625,786
British Land Co., PLC Ord GBP0.25 ...........................................      170,581           1,134,801
British Sky Broadcast Ord.GBP0.50 ...........................................      647,367          10,453,036
British Telecommunications PLC Ord GBP0.25 ..................................    2,378,341          57,604,616
Bunzl PLC Ord GBP0.25 .......................................................      162,665             893,028
Burmah Castrol Ord GBP0.42 ..................................................       63,404           1,120,020

   The accompanying notes are an integral part of these financial statements.

                                    SAI-197

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)                               SHARES            VALUE
--------------------------------------------------------------------------   ------------   -----------------
Cadbury Schweppes PLC Ord GBP0.125 .......................................      770,737      $    4,642,019
Canary Wharf Group Ord GBP0.01 ...........................................      251,488           1,563,399
Capita Group PLC Ord GBP0.02 .............................................       75,544           1,372,285
Caradon Ord GBP0.27777 ...................................................      129,360             323,760
Carillion Ordinary Ord 50P ...............................................       51,309              93,412
Carlton Communications PLC Ord GBP0.05 ...................................      199,938           1,946,725
Celltech Group PLC Ord GBP0.50 ...........................................       53,487             456,873
Centrica GBP0.055555 .....................................................    1,503,293           4,363,193
Coats Viyella PLC Ord GBP0.20 ............................................      168,157             111,324
Commercial Union PLC Ord GBP0.25 .........................................      499,804           8,062,266
Compass Group Ord GBP0.025 ...............................................      224,621           3,082,912
Corus Group Ord GBP0.50 ..................................................    1,132,706           2,944,659
De La Rue Co., PLC Ord GBP0.25 ...........................................       60,069             336,567
Diageo Ord GBX 28.935.85 .................................................    1,290,064          10,290,349
Dixons Group PLC Ord GBP0.10 .............................................      159,651           3,841,049
Eidos PLC Ord GBP0.10 ....................................................        7,353             645,292
Electrocomponents PLC Ord GBP0.10 ........................................      136,513           1,509,929
EMI Group PLC Ord GBP0.14 ................................................      264,624           2,606,459
FKI PLC Ord GBP0.10 ......................................................      256,316           1,003,643
GKN Ord GBP0.50 ..........................................................      247,099           4,045,767
Glaxo Holdings PLC Ord GBP0.25 ...........................................    1,328,887          37,636,528
Granada Group PLC Ord GBP0.125 ...........................................      673,202           6,793,871
Great Portland Estates PLC Ord GBP0.50 ...................................      135,434             419,876
Great Universal Stores PLC Ord Stock GBP0.25 .............................      378,502           2,200,202
Halifax Group PLC Ord GBP0.20 ............................................      825,691           9,012,726
Hammerson Property & Investment Development Corp., PLC Ord GBP0.25 .......      106,379             736,035
Hanson PLC Ord GBP02 .....................................................      211,883           1,775,642
Hays PLC Ord GBP0.01 .....................................................      316,735           5,052,949
Hepworth PLC Ord GBP0.25 .................................................       60,400             184,328
HSBC Holdings PLC Ord USD0.50 ............................................    3,097,592          42,914,436
IMI PLC Ord GBP0.25 ......................................................      128,597             550,261
Imperial Chemical Industries PLC Ord GBP1.0 ..............................      273,794           2,891,303
Invesco PLC Ord GBP0.25 ..................................................      246,328           2,863,770
Jarvis Ord 0.05 ..........................................................       33,417             123,025
J. Sainsbury PLC Ord GBP0.25 .............................................      721,884           4,076,778
Johnson Matthey PLC Ord GBP01.00 .........................................       77,831             765,353
Kingfisher Ord GBP0.125 ..................................................      526,510           5,840,570
Ladbroke Group PLC Ord GBP0.10 ...........................................      487,513           1,582,247
Land Securities PLC Ord GBP0.1 ...........................................      184,240           2,063,853
Lasmo PLC Ord GBP0.25 ....................................................      505,024             978,555
Legal & General Group PLC Ordinary GBP0.025 ..............................    1,926,153           5,256,170

   The accompanying notes are an integral part of these financial statements.

                                    SAI-198

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)           SHARES            VALUE
------------------------------------------------------   ------------   -----------------
Lex Service PLC Ord GBP0.25 ..........................       56,023      $      336,513
Logica PLC Ord GBP0.10 ...............................      149,475           3,861,717
London Bdge Software Ord GBP0.05 .....................       11,544             813,640
Marconi Ordinary GBP0.05 .............................      986,930          17,402,069
Marks & Spencer PLC Ord GBP0.25 ......................    1,080,305           5,163,331
MEPC PLC Ord GBP30.263157 ............................      154,797           1,162,271
Meyer International PLC Ord GBP0.25 ..................       39,305             243,709
Misys Ord GBP0.01 ....................................      184,763          2,867,0175
National Grid Co. Ord 11 13/17P ......................       56,231           4,230,269
National Power PLC Ord GBP0.50 .......................      466,351           2,688,271
North West Water PLC Ord GBP0.1 ......................      220,083           2,267,248
Nycomed Amersham Ord GBP0.05 .........................      232,128           1,461,787
Ocean Group Ord 28  1/2 ..............................       47,231             880,848
P&O Holdings PLC Ord GBP0.1.00 .......................      241,895           4,011,338
Pearson PLC Ord GBP0.25 ..............................      245,495           7,987,477
Pilkington PLC Ord GBP0.50 ...........................      338,690             461,022
Provident Financial Ord GBX10.363636 .................       86,577             961,796
Prudential Corp., PLC Ord GBP0.05 ....................      733,759          14,312,394
Psion Ord GBP0.05 ....................................       27,647           1,160,682
Racal Electronics PLC Ord GBP0.25 ....................       98,347             885,315
Railtrack Group Ord GBP0.25 ..........................      191,000           3,207,441
Rank Group Ord GBP0.10 ...............................      282,422             912,054
Reed International Ord GBP0.125 ......................      429,168           3,222,346
Rentokil Initial PLC Ord GBP0.01 .....................    1,078,193           3,917,157
Reuters Group PLC Ord GBP0.25 ........................      557,677           7,744,138
Rexam Ord ............................................      255,590           1,040,007
Rio Tinto Ord GBP0.10 Regd ...........................      386,124           9,264,831
RMC Group PLC Ord GBP0.25 ............................       92,584           1,270,711
Royal Bank of Scotland Group PLC Ord GBP0.25 .........      325,220           5,755,456
Rugby Group PLC Ord GBP0.25 ..........................      122,609             269,248
Sage Group Ord GBP0.01 ...............................      455,530           5,575,427
Schroders PLC Ord GBP0.1 .............................       94,585           1,902,971
Scottish Power Ord GBP0.50 ...........................      451,100           3,423,439
Sema Group PLC Ord GBP0.10 ...........................      169,389           3,035,988
Seton Healthcare Ord GBP0.10 .........................       68,013             861,268
Siebe PLC Ord GBP0.25 ................................    1,427,801           7,546,036
Slough Estates PLC Ord GBP0.25 .......................      132,949             756,722
Smith & Nephew PLC Ord GBP0.10 .......................      409,651           1,375,844
Smithkline Beecham Ord GBP0.0625 .....................    2,054,200          26,037,800
Smiths Industries PLC Ord GBP0.25 ....................      101,402           1,514,538

   The accompanying notes are an integral part of these financial statements.

                                    SAI-199

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES            VALUE
---------------------------------------------------   ------------   -----------------
Stagecoach Holdings Ord GBP0.005 ..................       474,138     $    1,217,289
Tarmac Group Ord GBP0.90 ..........................        52,781            468,740
Tate & Lyle PLC Ord.GBP0.25 .......................       153,790            984,608
Taylor Woodrow PLC Ord GBP0.25 ....................       232,655            507,152
TBS Group Ord GBP0.25 .............................     1,999,859         24,832,339
Tesco PLC Ord GBP0.05 .............................     2,444,710          7,421,251
Thames Water Ord GBP0.23 ..........................       146,114          1,806,047
TI Group PLC Ord GBP0.25 ..........................       173,089          1,254,896
Unigate PLC Ord GBP0.25 ...........................        83,986            409,549
Unilever Ord GBP0.014 .............................     1,139,278          8,370,146
UTD Biscuits Holdings Ord GBP0.29 .................       169,691            726,100
Vickers Group Ord 0.25 ............................       100,717            406,569
Vodafone Airtouch Ord GBP0.05 .....................    11,145,271         55,534,695
Williams Ord GBP0.28 ..............................       264,585          1,204,776
Wimpey (George) PLC Ord GBP0.25 ...................       379,415            680,032
Wolseley PLC Ord.GBP0.25 ..........................       185,549          1,423,129
WPP Group PLC Ord GBP0.10 .........................       281,788          4,413,531
Zeneca Group Ord GBP0.25 ..........................       655,196         27,210,348
                                                                      --------------
 (Cost $644,687,239) ..............................                      714,076,624
                                                                      --------------
TOTAL COMMON STOCK
 (Cost $2,182,481,372).............................                    2,591,172,253
                                                                      --------------



PREFERRED STOCK -- 0.6% (unless otherwise noted)
AUSTRIA -- 0.0%
Bau Holdings AG Pfd ATS100
 (Cost $28,161) ....................................        912             32,981
                                                                    --------------
FRANCE -- 0.0%
Etab Eco Casino Guich Perr & Co. FRF10 Pfd .........      6,234
 (Cost $382,424)....................................                       480,720
                                                                    --------------
GERMANY -- 0.6%
Dyckerhoff AG Non Vtg Prf NPV ......................      5,700            174,553
Escada AG Pfd DEM50 ................................        387             43,429
Mannesmann AG Non Vtg Prf NPV ......................     14,725            326,331
Metro AG Non Vtg Pfd DEM5 ..........................      6,460            195,224
Rheinmetall AG Non Vtg Pref DEM5 ...................      5,636             59,613
RWE AG Non Vtg Pfd DEM5 ............................    136,900          4,219,929
SAP AG Pfd DEM5 ....................................     16,200          9,758,800


   The accompanying notes are an integral part of these financial statements.

                                    SAI-200

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999




PREFERRED STOCK (CONTINUED) (UNLESS OTHER WISE NOTED)                         SHARES             VALUE
-----------------------------------------------------------------------   --------------   -----------------
Volkswagen AG Non Vtg Prf NPV .........................................         36,746      $    1,177,111
                                                                                            --------------
 (Cost $13,704,861)....................................................                         15,954,990
                                                                                            --------------
ITALY -- 0.0%
Fiat SpA Priv Eur 5 ...................................................         38,142             551,360
                                                                                            --------------
La Rinascente SpAPriv ITL1000 .........................................         14,100              61,076
 (Cost $710,210).......................................................                            612,436
PORTUGAL -- 0.0%
Brisa Auto Estrada Eur1 Priv ..........................................        117,500
 (Cost $1,249,437).....................................................                            901,930
                                                                                            --------------
TOTAL PREFERRED STOCK
 (Cost $16,075,093)....................................................                         17,983,057
                                                                                            --------------
DEBT INSTRUMENTS -- 0.0% (unless otherwise noted)                           PRINCIPAL
                                                                           -----------
UNITED KINGDOM -- 0.0%
BG Transco Holdings 7.05% 14-Jun-00 ...................................   GBP  185,000             300,691
BG Transco Holdings 7.00% 16-Dec-24 ...................................   GBP  185,000             290,565
BG Transco Holdings 4.18% 14-Jun-00 ...................................   GBP  185,000             299,765
British Aerospace 7.45% 29-Nov-03 .....................................   GBP  133,658             213,659
                                                                                            --------------
TOTAL DEBT INSTRUMENTS
 (Cost $1,040,152) ....................................................                          1,104,680
                                                                                            --------------
STATE STREET BANK AND TRUST COMPANY COLLECTIVE INVESTMENT FUNDS -- 8.1%
                                                                              UNITS
                                                                           -----------
SHORT TERM INVESTMENT FUND (a)
 (Cost $229,295,797)...................................................    229,295,797         229,295,797
------------------------------------------------------------------------   -----------      --------------
TOTAL INVESTMENTS -- 100%
 (COST $2,428,892,414) ................................................                     $2,839,555,787
========================================================================                    ==============

(a)        Collective investment fund advised by State Street Global Advisors.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-201

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


At December 31, 1999, cash and foreign currency balances totalling $21,073,733 were pledged to cover margin requirements for open futures contracts. The following long futures contracts were open at December 31, 1999:



     FUTURES         NUMBER OF        NOTIONAL         MATURITY        UNREALIZED
    CONTRACTS        CONTRACTS          COST             DATE          GAIN/(LOSS)
-----------------   -----------   ---------------   --------------   --------------
FTSE 100 INDEX         1,191       $129,252,944       March 2000      $ 4,673,032
MIB 30 INDEX             117         23,086,828       March 2000        2,352,220
CAC 40 INDEX           1,137         63,693,225       March 2000        4,977,988
OMX STOCK INDEX          725          8,548,017     January 2000        1,520,594
DAX INDEX                436         69,060,820       March 2000        7,741,994
IBEX INDEX               210         24,194,499     January 2000          518,371
                                                                      -----------
                                                                      $21,784,199
                                                                      ===========

The following forward foreign currency contracts were open at December 31, 1999:



 SETTLEMENT          CONTRACTS              IN EXCHANGE          UNREALIZED
    DATE            TO DELIVER                  FOR              GAIN (LOSS)
------------   ---------------------   ---------------------   --------------
03/07/00       USD      151,884,600    EUR      150,500,000      $  495,619
03/07/00       USD        4,033,600    EUR        4,000,000          16,373
03/07/00       USD        3,060,990    EUR        3,000,000         (23,511)
03/07/00       USD        9,144,270    EUR        9,000,000         (31,831)
03/07/00       EUR       30,000,000    USD       30,416,700          41,905
03/07/00       EUR        5,000,000    USD        5,085,000          22,534
03/07/00       USD      111,460,755    GBP       69,700,000       1,088,757
03/07/00       USD        2,725,185    GBP        1,700,000          19,925
03/07/00       USD        3,228,000    USD        2,000,000           1,541
03/07/00       GBP        9,000,000    USD       14,611,590          78,654
03/07/00       GBP        1,000,000    USD        1,614,500            (270)
03/07/00       USD        5,325,686    SEK       45,500,000          52,268
                                                                 ----------
                                                                 $1,761,964
                                                                 ==========

CURRENCY LEGEND

EUR: Euro

GBP: British Pound Sterling
SEK: Swedish Krona



   The accompanying notes are an integral part of these financial statements.

                                    SAI-202

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
                          DAILY MSCI EUROPE INDEX FUND

                    NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1999


1. GLOBAL SECURITIES LENDING PROGRAM: PRINCIPLES OF COMBINATION


     The participants in the Daily MSCI Europe Index Securities Lending Fund (the "Lending Fund") have authorized the Lending Fund to participate in the Global Securities Lending Program maintained by State Street Bank. The investment objective, techniques and results of operations of the Lending Fund are identical to those of the Daily MSCI Europe Index Fund (the "Non-Lending Fund"), except that the Lending Fund engages in securities lending activities. Accordingly, the financial statements of the Lending Fund and the Non-Lending Fund have been prepared on a combined basis, with separate disclosure of the participant transactions and per unit data of the Lending Fund and the Non-Lending Fund. The Lending Fund and the Non-Lending Fund each maintain a divided pro-rata interest in the combined assets and liabilities (including each investment security position but excluding assets and liabilities related to securities lending activities) proportionate to the net asset value of the outstanding combined units of the Fund. All interfund transactions have been eliminated in the combined financial statements.

     Under the Global Securities Lending Program, securities held by the Lending Fund are loaned by State Street Bank, as agent, to certain brokers and other financial institutions (the "Borrowers"). The Borrowers provide cash, securities, or letters of credit as collateral against loans in an amount at least equal to 100% of the market value of the loaned securities. The Borrowers are required to maintain the collateral at not less than 100% of the market value of the loaned securities. At December 31, 1999, the market value of securities loaned by the Lending Fund was $71,318,501 against which was held cash collateral of $70,516,865, securities of $3,483,923, and letters of credit of $1,273,337. Cash collateral provided by the Borrowers is invested in State Street Bank and Trust Company Quality A Short-Term Investment Fund. A portion of the income generated upon investment of the collateral is remitted to the Borrowers, and the remainder is allocated between the Lending Fund and State Street Bank in its capacity as lending agent. Negotiated lenders' fees are received for those loans collateralized by securities or letters of credit, if any. Income earned from lending activities is distributed to Lending Fund participants monthly.

     State Street Bank, as lending agent, indemnifies the Lending Fund for replacement of any loaned securities (or, in certain circumstances, return of equivalent cash value) due to Borrower default on a security loan. Lending Fund participants, however, bear the risk of loss with respect to the investment of collateral.



2. INVESTMENT TRANSACTIONS

     Purchases and sales of securities, excluding short-term investments and including in-kind contributions and redemptions, if any, during the year ended December 31, 1999 were $1,136,342,797 and $280,150,512, respectively, resulting in a net realized gain (loss) of $(406,130). Net realized gain (loss) from foreign currency transactions amounted to $(25,763,094) for the year ended December 31, 1999.



                                    SAI-203

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
                          DAILY MSCI EUROPE INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1999


3. UNITS OF PARTICIPATION

   Participant transactions for the Fund were as follows:


                                                                                  PERIOD ENDED DECEMBER 31,
                                                              -----------------------------------------------------------------
                                                                             1999                             1998
                                                              ---------------------------------- ------------------------------
                                                                       UNITS            AMOUNT          UNITS          AMOUNT
                                                              ---------------- ----------------- -------------- ---------------
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
Units issued ................................................     80,511,025    $  836,692,247     47,881,653    $478,916,496
Units redeemed ..............................................    (28,803,645)     (305,618,941)       (11,149)       (116,048)
                                                                 -----------    --------------     ----------    ------------
 Total ......................................................     51,707,380    $  531,073,306     47,870,504    $478,800,448
                                                                 ===========    ==============     ==========    ============




                                                                 PERIOD ENDED DECEMBER 31,
                                                             ----------------------------------
                                                                            1999
                                                             ----------------------------------
                                                                        UNITS            AMOUNT
                                                             ---------------- -----------------
DAILY MSCI EUROPE INDEX FUND
Units issued ...............................................     75,865,314    $  775,785,568
Units redeemed .............................................    (28,120,593)     (293,060,193)
                                                                -----------    --------------
 Total .....................................................     47,744,721    $  482,725,375
                                                                -----------    --------------
Net increase (decrease) ....................................     99,452,101    $1,013,798,681
                                                                ===========    ==============



                                                                 PERIOD ENDED DECEMBER 31,
                                                             ----------------------------------
                                                                            1998
                                                             ----------------------------------
                                                                       UNITS             AMOUNT
                                                             --------------- ------------------
DAILY MSCI EUROPE INDEX FUND
Units issued ...............................................    94,037,351     $  941,991,490
Units redeemed .............................................       (58,752)          (609,375)
                                                                ----------     --------------
 Total .....................................................    93,978,599     $  941,382,115
                                                                ----------     --------------
Net increase (decrease) ....................................   141,849,103     $1,420,182,563
                                                               ===========     ==============


DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND

     Units in excess of 10% of the Lending Fund units outstanding at December 31, 1999 held by 1 of the Lending Fund's 2 unitholders aggregated 97% of the Lending Fund's total units outstanding.


DAILY MSCI EUROPE INDEX FUND

     Units in excess of 10% of the Non-Lending Fund units outstanding at December 31, 1999 held by 2 of the Non-Lending Fund's 3 unitholders aggregated 99% of the Non-Lending Fund's total units outstanding.



4. FUTURES CONTRACTS


     The Fund may use futures contracts to manage exposure to the relevant equity markets. Buying futures tends to increase a fund's exposure to the underlying instrument. Selling futures tends to decrease a fund's exposure to the underlying instrument, or hedge other investments. Futures contracts involve, to varying degrees, credit and market risks.

     The Fund enters into futures contracts only on exchanges or boards of trade where the exchange or board of trade acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the


                                    SAI-204

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
                          DAILY MSCI EUROPE INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1999

exchange or board of trade. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index.

     Upon entering into a futures contract, the Fund is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are made or received by the Fund periodically, depending on the daily fluctuation in the value of the underlying securities, and are recorded as unrealized gains or losses by the Fund. A gain or loss is realized when the contract is closed or expires.


                                    SAI-205

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Trustee of
State Street Bank and Trust Company
Daily MSCI Japan Index Securities Lending Fund and State Street Bank and Trust Company
Daily MSCI Japan Index Fund


In our opinion, the accompanying combined statement of assets and liabilities, including the combined schedule of investments, and the related combined statements of operations and of changes in net assets and the selected per unit data present fairly, in all material respects, the financial position of State Street Bank and Trust Company Daily MSCI Japan Index Securities Lending Fund and State Street Bank and Trust Company Daily MSCI Japan Index Fund at December 31, 1999, and the results of their operations, the changes in their net assets and their selected per unit data for the periods indicated, in conformity with accounting principles generally accepted in the United States. These financial statements and selected per unit data (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1999 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP
February 24, 2000






                                    SAI-206

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Statement of Assets and Liabilities
December 31, 1999
--------------------------------------------------------------------------------


ASSETS
Investments in securities, at value (cost $1,291,235,012).................................  $1,810,404,242
Foreign currency, at value (cost $16,770,665) ............................................      16,805,314
Foreign currency, segregated, at value (cost $15,552,301) ................................      15,632,570
Investments in State Street Bank and Trust Company Quality A Short-Term Investment Fund,
  at value ...............................................................................      41,607,198
Receivable for open forward currency contracts ...........................................         101,167
Unrealized gain on open futures contracts ................................................       8,499,814
Dividends receivable .....................................................................         182,904
Interest receivable ......................................................................         981,922
------------------------------------------------------------------------------------------  --------------
    Total assets .........................................................................   1,894,215,131
------------------------------------------------------------------------------------------  --------------
LIABILITIES
Payable for collateral on securities loaned ..............................................      41,607,198
Payable for open forward currency contracts ..............................................          55,578
Accrued expenses .........................................................................         115,457
------------------------------------------------------------------------------------------  --------------
    Total liabilities ....................................................................      41,778,233
------------------------------------------------------------------------------------------  --------------
NET ASSETS ...............................................................................  $1,852,436,898
==========================================================================================  ==============
Daily MSCI Japan Index Securities Lending Fund
 (30,030,147 units outstanding, at $16.35 per unit net asset value) ......................  $  491,133,200
Daily MSCI Japan Index Fund
 (83,236,381 units outstanding, at $16.35 per unit net asset value) ......................   1,361,303,698
------------------------------------------------------------------------------------------  --------------
                                                                                            $1,852,436,898
                                                                                            ==============



   The accompanying notes are an integral part of these financial statements.

                                    SAI-207

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Statement of Operations
Year ended December 31, 1999
--------------------------------------------------------------------------------


INVESTMENT INCOME
 Dividends (net of taxes withheld of $1,150,978) .........................................   $  6,522,208
 Interest ................................................................................      6,887,777
 Securities lending fee income (net of related expenses) allocated to the Daily MSCI
 Japan Index Securities Lending Fund .....................................................        271,986
-------------------------------------------------------------------------------------------  ------------
    Total investment income ..............................................................     13,681,971
-------------------------------------------------------------------------------------------  ------------
EXPENSES
 Audit ...................................................................................         11,000
 Custody .................................................................................        354,355
 Other ...................................................................................         12,530
-------------------------------------------------------------------------------------------  ------------
Total expenses ...........................................................................        377,885
-------------------------------------------------------------------------------------------  ------------
   Net investment income .................................................................     13,304,086
-------------------------------------------------------------------------------------------  ------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS, FOREIGN CURRENCY, FORWARD
 CONTRACTS AND FUTURES CONTRACTS
 Net realized gain (loss):
   Investments ...........................................................................      8,539,784
   Foreign currency and related forward currency contracts ...............................     21,671,948
   Futures contracts .....................................................................     44,587,548
-------------------------------------------------------------------------------------------  ------------
                                                                                               74,799,280
                                                                                             ------------
 Net change in unrealized appreciation (depreciation):
   Investments ...........................................................................    511,893,956
   Foreign currency and related forward currency contracts ...............................     (1,428,281)
   Futures contracts .....................................................................      9,624,298
-------------------------------------------------------------------------------------------  ------------
                                                                                              520,089,973
                                                                                             ------------
 Net realized and unrealized gain (loss) on investments, foreign currency, forward
   contracts and futures contracts .......................................................    594,889,253
-------------------------------------------------------------------------------------------  ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS ..........................   $608,193,339
===========================================================================================  ============



   The accompanying notes are an integral part of these financial statements.

                                    SAI-208

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Statement of Changes in Net Assets


                                                                                            PERIOD ENDED DECEMBER 31,
                                                                                                1999          1998 (a)
                                                                                         ----------------- --------------
FROM OPERATIONS
Net investment income ..................................................................  $   13,304,086    $    151,969
Net realized gain (loss) on investments, foreign currency, forward contracts and futures
 contracts .............................................................................      74,799,280              --
Net change in unrealized appreciation (depreciation) on investments, foreign currency,
 forward contracts and futures contracts ...............................................     520,089,973       7,638,218
----------------------------------------------------------------------------------------  --------------    ------------
Net increase (decrease) in net assets resulting from operations ........................     608,193,339       7,790,187
----------------------------------------------------------------------------------------  --------------    ------------
Distributions of securities lending fee income allocated to the Daily MSCI Japan Index
 Securities Lending Fund participants ..................................................        (271,986)             --
----------------------------------------------------------------------------------------  --------------    ------------
FROM PARTICIPANT TRANSACTIONS
Net increase (decrease) in net assets resulting from participant transactions ..........     472,049,518     764,675,840
----------------------------------------------------------------------------------------  --------------    ------------
Net increase (decrease) in net assets ..................................................   1,079,970,871     772,466,027
NET ASSETS
 Beginning of period ...................................................................     772,466,027              --
----------------------------------------------------------------------------------------  --------------    ------------
 End of period .........................................................................  $1,852,436,898    $772,466,027
========================================================================================  ==============    ============

(a)        The Fund commenced operations on December 18, 1998.




   The accompanying notes are an integral part of these financial statements.

                                    SAI-209

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND


Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Period)


--------------------------------------------------------------------------------

                                                                         PERIOD ENDED DECEMBER 31,
                                                                             1999        1998 (A)
                                                                         -----------   -----------
Net investment income (b) (d) ........................................    $   0.15      $   0.00
Distributions of securities lending fee income .......................       (0.01)         0.00
Net realized and unrealized gain (loss) ..............................        6.11          0.10
-----------------------------------------------------------------------   --------      --------
Net increase (decrease) ..............................................        6.25          0.10
NET ASSET VALUE
 Beginning of period .................................................       10.10         10.00
-----------------------------------------------------------------------   --------      --------
 End of period .......................................................    $  16.35      $  10.10
=======================================================================   ========      ========
Total return (%) (e) .................................................       62.09          0.99
-----------------------------------------------------------------------   --------      --------
Ratio of expenses to average net assets (%) (c) (f) ..................        0.03          0.00
-----------------------------------------------------------------------   --------      --------
Ratio of net investment income to average net assets (%) (f) .........        1.15          0.02
-----------------------------------------------------------------------   --------      --------
Portfolio turnover (%) (c) ...........................................        6.69          0.00
-----------------------------------------------------------------------   --------      --------
Net assets, end of period (000s) .....................................    $491,133      $145,984
=======================================================================   ========      ========

(a) The Daily MSCI Japan Index Securities Lending Fund commenced operations on December 18, 1998.

(b)        Zero amount represents that which is less than $0.005 per unit.

(c)        Zero amount represents that which is less than 0.005%.

(d) Net investment income per unit has been calculated based upon an average of units outstanding.

(e) Total return calculation (not annualized for the period ended December 31, 1998) is based on the value of a single unit of participation outstanding throughout the period. It represents the percentage change in the net asset value per unit between the beginning and end of the period and assumes reinvestment of distributions. The calculation includes only those expenses charged directly to the Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(f)        Not annualized for the period ended December 31, 1998.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-210

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX FUND


Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Period)


--------------------------------------------------------------------------------

                                                                          PERIOD ENDED DECEMBER 31,
                                                                              1999          1998 (a)
                                                                         --------------   -----------
Net investment income (b) (d) ........................................     $     0.14      $   0.00
Net realized and unrealized gain (loss) ..............................           6.11          0.10
-----------------------------------------------------------------------    ----------      --------
Net increase (decrease) ..............................................           6.25          0.10
NET ASSET VALUE
Beginning of period ..................................................          10.10         10.00
-----------------------------------------------------------------------    ----------      --------
End of period ........................................................     $    16.35      $  10.10
=======================================================================    ==========      ========
Total return (%) (e) .................................................          61.88          0.99
-----------------------------------------------------------------------    ----------      --------
Ratio of expenses to average net assets (%) (c) (f) ..................           0.03          0.00
-----------------------------------------------------------------------    ----------      --------
Ratio of net investment income to average net assets (%) (f) .........           1.07          0.02
-----------------------------------------------------------------------    ----------      --------
Portfolio turnover (%) (c) ...........................................           6.69          0.00
-----------------------------------------------------------------------    ----------      --------
Net assets, end of period (000s) .....................................     $1,361,304      $626,482
=======================================================================    ==========      ========

(a)        The Daily MSCI Japan Index Fund commenced operations on December 18,
           1998.
(b)        Zero amount represents that which is less than $0.005 per unit.

(c)        Zero amount represents that which is less than 0.005%.

(d) Net investment income per unit has been calculated based upon an average of units outstanding.

(e) Total return calculation (not annualized for the period ended December 31, 1998) is based on the value of a single unit of participation outstanding throughout the period. It represents the percentage change in the net asset value per unit between the beginning and end of the period. The calculation includes only those expenses charged directly to the Non-Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(f)        Not annualized for the period ended December 31, 1998.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-211

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999






                                                     SHARES            VALUE
                                                  ------------   -----------------
COMMON STOCK -- 89.1% (unless otherwise noted)
Acom Co. JPY50 ................................       85,100      $    8,332,691
Advantest JPY50 ...............................       59,810          15,796,440
Ajinomoto Co., Inc. JPY50 .....................      383,000           3,989,974
Alps Electric Co. JPY50 .......................      102,000           1,555,493
Amada Co., Ltd. JPY50 .........................      167,000             913,166
Amano Corp. JPY50 .............................       56,000             334,149
Aoyama Trading Co. JPY50 ......................       41,800             895,451
Arabian Oil Co. JPY500 ........................       29,400             506,153
Asahi Bank JPY50 ..............................    1,641,000          10,112,785
Asahi Breweries JPY50 .........................      306,000           3,346,454
Asahi Chemical Industry JPY50 .................      854,000           4,385,699
Asahi Glass Co., Ltd. JPY50 ...................      699,000           5,408,481
Asatsu JPY50 ..................................       23,400           1,579,380
Ashikaga Bank JPY50 ...........................      350,000             698,425
Autobacs Seven JPY50 ..........................       21,500             704,539
Bank of Fukuoka Ltd. JPY50 ....................      335,000           2,323,340
Bank of Tokyo JPY50 ...........................    2,711,400          37,768,109
Bank of Yokohama Ltd. JPY50 ...................      697,000           3,211,259
Benesse Corp. JPY50 ...........................       28,000           6,737,748
Bridgestone Corp. JPY50 .......................      510,000          11,224,690
Brother Industries Ltd. JPY50 .................      165,000             379,292
Canon Inc. JPY50 ..............................      528,100          20,973,159
Casio Computer Co. JPY50 ......................      159,000           1,322,019
Central Japan Railway JPY50000 ................        1,299           8,144,958
Chiyoda Corp. JPY50 ...........................      146,000             212,795
Chugai Pharmaceutical Co. JPY50 ...............      149,000           1,610,535
Citizen Watch Co. JPY50 .......................      201,000           1,278,001
Cosmo Oil Co. JPY50 ...........................      357,000             534,295
Credit Saison Co. JPY50 .......................       97,125           1,691,113
CSK Corp. JPY50 ...............................       39,400           6,397,731
Dai Ichi Pharmaceutical Co. JPY50 .............      169,300           2,200,917
Dai Nippon Printing JPY50 .....................      450,000           7,174,998
Daicel Chemical Industries Ltd. JPY50 .........      210,000             585,445
Daiei Inc. JPY50 ..............................      426,000           1,687,665
Daifuku Co. JPY50 .............................       64,000             369,363
Daikin Industries JPY50 .......................      153,000           2,080,309
Daikyo Inc. JPY50 .............................      104,000             230,930
Daimaru Inc. JPY50 ............................      154,000             521,217


   The accompanying notes are an integral part of these financial statements.

                                    SAI-212

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999






COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)                   SHARES            VALUE
--------------------------------------------------------------   ------------   -----------------
Dainippon Ink & Chemicals Inc. JPY50 .........................      494,000      $    1,464,169
Dainippon Screen JPY50 .......................................       94,000             560,892
Daito Trust Construction JPY50 ...............................       82,700             922,215
Daiwa Bank Ltd. JPY50 ........................................      936,000           2,746,748
Daiwa House Industry JPY50 ...................................      310,000           2,304,607
Daiwa Kosho Lease Co., Ltd. JPY50 ............................       92,000             296,077
Daiwa Securities JPY50 .......................................      781,000          12,215,779
Denki Kagaku Kogyo JPY50 .....................................      274,000             817,470
Denso Corp. JPY50 ............................................      539,000          12,864,717
East Japan Railway Co. JPY50000 ..............................        2,380          12,827,742
Ebara Corp. JPY50 ............................................      166,000           1,851,120
Eisai Co., Ltd. JPY50 ........................................      178,450           3,430,052
Fanuc Ltd. JPY50 .............................................      143,000          18,198,475
Fuji Bank JPY50 ..............................................    1,984,000          19,271,369
Fuji Machine Manufacturing Co. JPY50 .........................       26,000           2,095,667
Fuji Photo Film Co., Ltd. JPY50 ..............................      304,200          11,099,149
Fuji Soft ABC Inc. JPY50 .....................................       17,000           1,330,334
Fujikura JPY50 ...............................................      208,000             826,059
Fujita Corp. JPY50 ...........................................      554,000             298,053
Fujitsu Ltd. JPY50 ...........................................    1,089,000          49,640,421
Furukawa Electric JPY50 ......................................      374,000           5,670,547
Gunma Bank JPY50 .............................................      315,000           2,049,056
Gunze Ltd. JPY50 .............................................      144,000             383,136
Hankyu Department Stores JPY50 ...............................      154,000             813,460
Haseko Corp. JPY50 ...........................................      464,000             222,400
Hirose Electric JPY50 ........................................       23,900           5,356,050
Hitachi Ltd. JPY50 ...........................................    1,828,300          29,330,061
Hitachi Zosen Corp. JPY50 ....................................      561,000             422,547
Hokuriku Bank Ltd. JPY50 .....................................      390,000             923,212
Honda Motor Co. JPY50 ........................................      526,000          19,551,991
House Food Corp. JPY50 .......................................       66,000           1,000,685
Hoya Corp. JPY50 .............................................       68,000           5,354,593
Inax Corp. JPY50 .............................................      134,000             749,760
Industrial Bank of Japan Ltd. JPY50 ..........................    1,599,440          15,410,823
Isetan Co. JPY50 .............................................      128,000             939,059
Ishihara Sangyo Kaisha JPY50 .................................      187,000             246,943
Ishikawajima Harima Heavy Industries Co., Ltd. JPY50 .........      691,000             797,594
Ito Yokado Co. JPY50 .........................................      225,000          24,430,207
Itochu Corp. JPY50 ...........................................      813,000           4,047,902


   The accompanying notes are an integral part of these financial statements.

                                    SAI-213

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999




COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES            VALUE
---------------------------------------------------   ------------   -----------------
Iwatani International Corp. JPY50 .................      148,000      $      266,380
Jaccs Co., Ltd. JPY50 .............................       87,000             340,409
Japan Airlines Co., Ltd. JPY50 ....................    1,035,000           3,067,642
Japan Energy Corp. JPY50 ..........................      640,000             582,217
Japan Steel Works JPY50 ...........................      212,000             232,261
Japan Tobacco Inc. JPY50000 .......................        1,064           8,138,981
JGC Corp. JPY50 ...................................       98,000             237,738
Joyo Bank JPY50 ...................................      534,000           2,455,052
Jusco Co. JPY50 ...................................      188,000           3,275,242
Kadokawa Shoten P JPY50 ...........................        5,800           1,951,678
Kajima Corp. JPY50 ................................      552,000           1,646,875
Kaken Pharmaceutical JPY50 ........................       51,000             283,361
Kamigumi Co. JPY50 ................................      161,000             677,199
Kanebo JPY50 ......................................      294,000             474,518
Kaneka Corp. JPY50 ................................      197,000           2,518,625
Kansai Electric Power JPY500 ......................      594,900          10,364,051
Kao Corp. JPY50 ...................................      377,000          10,749,829
Katokichi Co. JPY50 ...............................       32,000             693,339
Kawasaki Heavy Industries Ltd. JPY50 ..............      869,000           1,156,060
Kawasaki Kisen JPY50 ..............................      339,000             504,040
Kawasaki Steel JPY50 ..............................    1,970,000           3,526,460
Keihin Electric Express Railway JPY50 .............      293,480           1,004,774
Kikkoman Corp. JPY50 ..............................      113,000             750,533
Kinden Corp. JPY50 ................................      154,200           1,184,065
Kinki Nippon Railway JPY50 ........................      959,370           3,847,615
Kirin Brewery Co. JPY50 ...........................      609,000           6,403,942
Kokuyo Co. JPY50 ..................................       75,000             997,750
Komatsu JPY50 .....................................      575,000           2,643,549
Komori Corp. JPY50 ................................       46,000             876,983
Konami Co., Ltd. JPY50 ............................       28,900           5,159,200
Konica Corp. JPY50 ................................      204,000             758,290
Koyo Seiko Co. JPY50 ..............................      112,000             965,196
Kubota Corp. JPY50 ................................      826,000           3,159,210
Kumagai Gumi Co. JPY50 ............................      401,000             274,577
Kuraray Co. JPY50 .................................      214,000           2,166,585
Kureha Chemical Industry Co., Ltd. JPY50 ..........      130,000             319,182
Kurita Water Industries Ltd. JPY50 ................       75,600           1,200,963
Kyocera Corp. JPY50 ...............................      112,000          29,032,575
Kyowa Exeo Corp. JPY50 ............................       57,000             496,234
Kyowa Hakko Kogyo JPY50 ...........................      257,000           1,541,045


   The accompanying notes are an integral part of these financial statements.

                                    SAI-214

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999




COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)                    SHARES            VALUE
---------------------------------------------------------------   ------------   -----------------
Maeda Road Construction Co., Ltd. JPY50 .......................       60,000      $      290,521
Makino Milling JPY50 ..........................................       54,000             351,795
Makita Corp. JPY50 ............................................       95,000             854,935
Marubeni Corp. JPY50 ..........................................      890,000           3,734,814
Marui Co. JPY50 ...............................................      218,000           3,254,113
Matsushita Electric Industrial Co., Ltd. JPY50 ................    1,195,300          33,089,104
Meiji Milk Product JPY50 ......................................      198,000             602,348
Meiji Seika Kaisha JPY50 ......................................      223,000           1,267,368
Meitec JPY50 ..................................................       21,000             667,612
Minebea Co. JPY50 .............................................      228,000           3,909,655
Mitsubishi Corp. JPY50 ........................................      934,000           7,208,511
Mitsubishi Electric Corp. JPY50 ...............................    1,248,000           8,057,126
Mitsubishi Estate Co., Ltd. JPY50 .............................      779,000           7,597,212
Mitsubishi Gas & Chemical Co., Inc. JPY50 .....................      288,000             560,618
Mitsubishi Heavy Industries Ltd. JPY50 ........................    2,020,000           6,737,944
Mitsubishi Kasei Corp. JPY50 ..................................    1,250,000           4,401,839
Mitsubishi Material Corp. JPY50 ...............................      651,000           1,591,999
Mitsubishi Paper Mills Ltd. JPY50 .............................      193,000             258,642
Mitsubishi Rayon Co., Ltd. JPY50 ..............................      377,000             914,565
Mitsubishi Trust & Banking Corp. JPY50 ........................      768,000           6,761,225
Mitsubishi Warehouse & Transportation Co., Ltd. JPY50 .........       97,000             618,644
Mitsui & Co., Ltd. JPY50 ......................................      932,000           6,518,439
Mitsui Engineering & Shipbuilding Co., Ltd. JPY50 .............      458,000             313,607
Mitsui Fudosan Co. JPY50 ......................................      486,000           3,289,759
Mitsui Marine & Fire Insurance Co., Ltd. JPY50 ................      465,000           2,756,432
Mitsui Mining & Smelting Co., Ltd. JPY50 ......................      301,000           1,422,117
Mitsui Soko Co. JPY50 .........................................       80,000             165,118
Mitsui Trust & Banking Co., Ltd. JPY50 ........................      673,799           1,522,523
Mitsukoshi JPY50 ..............................................      270,000             950,797
Mori Seiki Co. JPY50 ..........................................       54,000             723,662
Murata Manufacturing Co. JPY50 ................................      139,000          32,632,301
Namco JPY50 ...................................................       30,200           1,955,630
NEC Corp. JPY50 ...............................................      944,000          22,484,986
New Oji Paper Co., Ltd. JPY50 .................................      618,166           3,718,792
NGK Insulators Ltd. JPY50 .....................................      211,000           1,566,556
NGK Spark Plug Co., Ltd. JPY50 ................................      128,000           1,170,694
Nichiei Co. JPY50 .............................................       35,900             779,595
Nichirei Corp. JPY50 ..........................................      173,000             448,450
Nidec Corp. JPY50 .............................................       14,500           4,184,193
Nikon Corp. JPY50 .............................................      220,000           6,456,031


   The accompanying notes are an integral part of these financial statements.

                                    SAI-215

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999




COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)          SHARES            VALUE
-----------------------------------------------------   ------------   -----------------
Nintendo Co., Ltd. JPY50 ............................       82,100      $   13,636,487
Nippon Comsys Corp. JPY50 ...........................       75,000           1,555,317
Nippon Express Co. JPY50 ............................      645,000           3,564,756
Nippon Light Metal Co. JPY50 ........................      302,000             280,642
Nippon Meat Packers JPY50 ...........................      140,000           1,814,536
Nippon Oil Co., Ltd. JPY50 ..........................      963,000           4,238,971
Nippon Paper Industries JPY50 .......................      559,000           3,078,519
Nippon Sharyo JPY50 .................................       84,000             180,769
Nippon Sheet Glass JPY50 ............................      253,000           1,311,650
Nippon Shinpan Co., Ltd. JPY50 ......................      186,000             433,024
Nippon Shokubai Co. JPY50 ...........................      111,000             513,577
Nippon Steel Corp. JPY50 ............................    4,077,000           9,531,478
Nippon Suisan JPY50 .................................      162,000             248,792
Nippon Telegraph & Telephone Corp. JPY50000 .........        7,373         126,212,956
Nippon Yusen JPY50 ..................................      709,000           2,898,973
Nishimatsu Construction Co., Ltd. JPY50 .............      165,000             661,743
Nissan Motor Co., Ltd. JPY50 ........................    2,308,000           9,075,771
Nisshin Flour Milling JPY50 .........................      134,000             924,093
Nisshinbo Industries Inc. JPY50 .....................      135,000             610,095
Nissin Food Products JPY50 ..........................       76,000           1,787,929
Nitto Boseki Co., Ltd. JPY50 ........................      132,000             171,730
Nitto Denko Corp. JPY50 .............................       91,000           4,548,665
NOF Corp. JPY50 .....................................      126,000             298,269
Nomura Securities JPY50 .............................    1,170,000          21,115,622
Noritake Co. JPY50 ..................................       94,000             331,938
NSK Ltd. JPY50 ......................................      319,000           2,181,170
NTN Toyo Bearing Co., Ltd. JPY50 ....................      265,000             782,843
Nycal Corp. JPY50 ...................................      183,000             796,586
Obayashi Corp. JPY50 ................................      430,000           2,031,596
Okuma Corp. JPY50 ...................................       76,000             237,895
Okumura Corp. JPY50 .................................      137,000             462,340
Olympus Optical Co., Ltd. JPY50 .....................      160,000           2,261,567
Omron Corp. JPY50 ...................................      151,000           3,478,480
Onoda Cement Co., Ltd. JPY50 ........................      614,000           1,171,183
Onward Kashiyama JPY50 ..............................       98,000           1,342,072
Orient Corp. JPY50 ..................................      197,000             570,400
Oriental Land Co., Ltd. JPY50 .......................       53,000           4,551,893
Orix Corp. JPY50 ....................................       40,300           9,074,695
Osaka Gas Co. JPY50 .................................    1,522,000           3,662,448
Oyo Corp. JPY50 .....................................       17,900             239,005


   The accompanying notes are an integral part of these financial statements.

                                    SAI-216

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999




COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES            VALUE
---------------------------------------------------   ------------   -----------------
Penta Ocean Construction Co., Ltd. JPY50 ..........      203,000      $      289,915
Pioneer Electronic JPY50 ..........................      105,000           2,773,159
Promise Co. JPY50 .................................       63,600           3,235,058
Renown Inc. JPY50 .................................      154,000             376,602
Rohm Co. JPY50 ....................................       71,400          29,333,856
Sakura Bank JPY50 .................................    2,462,000          14,257,107
Sanden Corp. JPY50 ................................       78,000             465,421
Sankyo Co. JPY50 ..................................      272,000           5,587,401
Sanrio Co. JPY50 ..................................       45,000           1,663,895
Sanwa Shutter Corp. JPY50 .........................      132,000             490,658
Sanyo Electric Co. JPY50 ..........................    1,118,000           4,538,492
Sapporo Breweries JPY50 ...........................      194,000             626,235
Secom Co. JPY50 ...................................      136,000          14,966,253
Sega Enterprises JPY50 ............................       57,600           1,831,165
Seino Transportation JPY50 ........................       88,000             466,556
Seiyu JPY50 .......................................      129,000             441,651
Sekisui Chemical JPY50 ............................      322,000           1,426,842
Sekisui House JPY50 ...............................      437,000           3,868,581
Seventy Seven Bank JPY50 ..........................      218,000           2,283,850
Sharp Corp. JPY50 .................................      667,000          17,061,578
Shimachu Co. JPY50 ................................       29,000             399,980
Shimamura Co., Ltd. JPY50 .........................       19,000           3,010,858
Shimano Inc. JPY50 ................................       80,000           1,408,589
Shimizu Corp. JPY50 ...............................      478,000           1,580,397
Shin Etsu Chemical Co. JPY50 ......................      244,800          10,536,242
Shionogi & Co. JPY50 ..............................      224,300           2,722,844
Shiseido Co., Ltd. JPY50 ..........................      254,000           3,702,045
Shizuoka Bank JPY50 ...............................      467,000           4,787,401
Sho-Bond Construction JPY50 .......................       15,500             275,188
Showa Denko KK JPY50 ..............................      583,000             667,231
Showa Shell Sekiyu KK JPY50 .......................      200,000             882,324
Skylark Co. JPY50 .................................       59,000           1,387,998
SMC Corp. JPY50 ...................................       38,900           8,603,434
Snow Brand Milk JPY50 .............................      188,000             757,664
Softbank Corp. JPY50 ..............................       61,300          58,643,649
Sony Corp. JPY50 ..................................      238,300          70,629,857
Sumitomo Bank JPY50 ...............................    1,821,000          24,920,073
Sumitomo Chemical JPY50 ...........................      951,000           4,465,226
Sumitomo Corp. JPY50 ..............................      631,000           6,116,805
Sumitomo Electric Industries JPY50 ................      428,000           4,944,420


   The accompanying notes are an integral part of these financial statements.

                                    SAI-217

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999




COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)               SHARES            VALUE
----------------------------------------------------------   ------------   -----------------
Sumitomo Forestry JPY50 ..................................      103,000      $      795,950
Sumitomo Heavy Industries Ltd. JPY50 .....................      332,000             909,322
Sumitomo Marine & Fire Insurance Co., Ltd. JPY50 .........      392,000           2,415,729
Sumitomo Metal Industries JPY50 ..........................    2,135,000           1,608,090
Sumitomo Metal Mining JPY50 ..............................      351,000             782,823
Sumitomo Osaka Cement JPY50 ..............................      258,000             340,702
Taisei Corp. JPY50 .......................................      558,000           1,058,906
Taisho Pharmaceutical Co., Ltd. JPY50 ....................      206,000           6,045,192
Taiyo Yuden Co. JPY50 ....................................       67,000           3,971,633
Takara Shuzo Co. JPY50 ...................................      119,000           1,875,272
Takara Standard Co. JPY50 ................................       87,000             431,468
Takashimaya Co. JPY50 ....................................      177,000           1,218,899
Takeda Chemical Industries Ltd. JPY50 ....................      486,000          24,007,631
Takefuji Corp JPY50 ......................................       85,400          10,684,398
Takuma Co. JPY50 .........................................       52,000             371,320
Teijin JPY50 .............................................      557,000           2,054,084
Teikoku Oil Co. JPY50 ....................................      148,000             448,792
Terumo Corp. JPY50 .......................................      112,000           2,990,903
Toa Corp. JPY50 ..........................................      115,000             156,363
Tobu Railway Co. JPY50 ...................................      528,000           1,549,447
Toda Construction JPY50 ..................................      116,000             445,936
Toei JPY50 ...............................................       87,000             481,679
Toho Co. JPY500 ..........................................       10,210           1,492,100
Tohoku Electric Power JPY500 .............................      296,600           4,409,978
Tokai Bank Ltd. JPY50 ....................................    1,342,000           8,453,957
Tokio Marine & Fire Insurance Co., Ltd. JPY50 ............      924,000          10,800,939
Tokyo Broadcasting JPY50 .................................      102,000           3,452,216
Tokyo Dome Corp. JPY50 ...................................       90,000             431,380
Tokyo Electric Power JPY500 ..............................      731,700          19,611,250
Tokyo Electron JPY50 .....................................      103,800          14,215,006
Tokyo Gas Co. JPY50 ......................................    1,687,000           4,108,999
Tokyo Style Co. JPY50 ....................................       58,000             476,572
Tokyo Tatemono Co., Ltd. JPY50 ...........................      127,000             226,098
Tokyotokeiba Co. JPY20 ...................................      166,000             227,331
Tokyu Corp. JPY50 ........................................      678,000           1,651,394
Toppan Printing Co. JPY50 ................................      423,000           4,220,483
Toray Industries Inc. JPY50 ..............................      829,000           3,211,230
Toshiba Corp. JPY50 ......................................    1,866,000          14,237,309
Tosoh Corp. JPY50 ........................................      341,000           1,300,890
Tostem Corp. JPY50 .......................................      124,000           2,225,766


   The accompanying notes are an integral part of these financial statements.

                                    SAI-218

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999




COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)         SHARES            VALUE
---------------------------------------------------   -------------   -----------------
Toto JPY50 ........................................        218,800     $    1,322,688
Toyo Information JPY50 ............................         22,000          1,549,447
Toyo Seikan Kaisha Ltd. JPY50 .....................        137,100          1,984,819
Toyobo Co. JPY50 ..................................        386,000            502,181
Toyota Motor Corp. JPY50 ..........................      2,144,000        103,812,975
Trans Cosmos Inc. JPY50 ...........................         11,000          4,691,382
Tsubakimoto Chain JPY50 ...........................        106,000            388,829
UBE Industries Ltd. JPY50 .........................        484,000          1,008,432
Uni-Charm JPY50 ...................................         43,000          2,477,453
Unitika JPY50 .....................................        273,000            189,602
UNY Co., Ltd. JPY50 ...............................        110,000          1,074,929
Wacoal Corp. JPY50 ................................         91,000            800,245
World Co., Ltd. JPY50 .............................         18,000          2,236,134
Yakult Honsha JPY50 ...............................         94,000            818,351
Yamaha Corp. JPY50 ................................        120,000            779,419
Yamaichi Securities Co. (a) JPY50 .................        117,000                  0
Yamanouchi Pharmaceutical Co., Ltd. JPY50 .........        203,000          7,089,015
Yamato Transport Co., Ltd. JPY50 ..................        258,000          9,993,936
Yamazaki Baking Co. JPY50 .........................        127,000          1,377,707
Yokogawa Electric JPY50 ...........................        142,000          1,001,487
                                                                       --------------
TOTAL COMMON STOCK
 (Cost $1,093,319,019) ............................                     1,612,488,249
                                                                       --------------
STATE STREET BANK AND TRUST COMPANY COLLECTIVE
 INVESTMENT FUNDS -- 10.9%                                UNITS
SHORT TERM INVESTMENT FUND (b)
 (Cost $197,915,993) ..............................    197,915,993        197,915,993
----------------------------------------------------   -----------     --------------
TOTAL INVESTMENTS -- 100%
 (Cost $1,291,235,012) ............................                    $1,810,404,242
====================================================   ===========     ==============

a) Issuer filed for bankruptcy.

b) Collective investment fund advised by State Street Global Advisors.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-219

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



At December 31, 1999, foreign currency balances totaling $15,632,570 were pledged to cover margin requirements for open futures contracts. The following long futures contracts were open at December 31, 1999:

FUTURES               NUMBER OF        NOTIONAL        MATURITY      UNREALIZED
CONTRACTS             CONTRACTS          COST            DATE        GAIN/(LOSS)
------------------   -----------   ---------------   ------------   ------------
Nikkei 300 Index     7,737          $235,424,136     March 2000      $8,499,814
                                                                     ==========

The following forward foreign currency contracts were open at December 31, 1999:

SETTLEMENT         CONTRACTS            IN EXCHANGE        UNREALIZED
DATE               TO DELIVER               FOR            GAIN/(LOSS)
------------   -----------------   --------------------   ------------
3/7/00           USD 203,481,965     JPY 20,588,000,000    $ 101,167
3/7/00           JPY 640,000,000     USD      6,297,973      (30,627)
3/7/00           USD   6,946,857     JPY    700,000,000      (24,951)
                                                           ---------
                                                           $  45,589
                                                           =========

JPY: Japanese Yen




   The accompanying notes are an integral part of these financial statements.

                                    SAI-220

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                 DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
                          DAILY MSCI JAPAN INDEX FUND

                    NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1999


1. GLOBAL SECURITIES LENDING PROGRAM: PRINCIPLES OF COMBINATION


     The participants in the Daily MSCI Japan Index Securities Lending Fund (the "Lending Fund") have authorized the Lending Fund to participate in the Global Securities Lending Program maintained by State Street Bank. The investment objective, techniques and results of operations of the Lending Fund are identical to those of the Daily MSCI Japan Index Fund (the "Non-Lending Fund"), except that the Lending Fund engages in securities lending activities. Accordingly, the financial statements of the Lending Fund and the Non-Lending Fund have been prepared on a combined basis, with separate disclosure of the participant transactions and per unit data of the Lending Fund and the Non-Lending Fund. The Lending Fund and the Non-Lending Fund each maintain a divided pro-rata interest in the combined assets and liabilities (including each investment security position but excluding assets and liabilities related to securities lending activities) proportionate to the net asset value of the outstanding combined units of the Fund. All interfund transactions have been eliminated in the combined financial statements.

     Under the Global Securities Lending Program, securities held by the Lending Fund are loaned by State Street Bank, as agent, to certain brokers and other financial institutions (the "Borrowers"). The Borrowers provide cash, securities, or letters of credit as collateral against loans in an amount at least equal to 100% of the market value of the loaned securities. The Borrowers are required to maintain the collateral at not less than 100% of the market value of the loaned securities. At December 31, 1999, the market value of securities loaned by the Lending Fund was $40,037,328 against which was held cash collateral of $41,607,198 and securities of $431,400. Cash collateral provided by the Borrowers is invested in State Street Bank and Trust Company Quality A Short-Term Investment Fund. A portion of the income generated upon investment of the collateral is remitted to the Borrowers, and the remainder is allocated between the Lending Fund and State Street Bank in its capacity as lending agent. Negotiated lenders' fees are received for those loans collateralized by securities or letters of credit, if any. Income earned from lending activities is distributed to Lending Fund participants monthly.

     State Street Bank, as lending agent, indemnifies the Lending Fund for replacement of any loaned securities (or, in certain circumstances, return of equivalent cash value) due to Borrower default on a security loan. Lending Fund participants, however, bear the risk of loss with respect to the investment of collateral.



2. INVESTMENT TRANSACTIONS

     Purchases and sales of securities, excluding short-term investments and including in-kind contributions and redemptions, if any, during the year ended December 31, 1999 were $454,237,949 and $81,774,837, respectively, resulting in a net realized gain (loss) of $8,539,784. Net realized gain (loss) from foreign currency transactions amounted to $21,671,948 for the year ended December 31, 1999.



                                    SAI-221

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                 DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
                          DAILY MSCI JAPAN INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1999


3. UNITS OF PARTICIPATION

     Participant transactions for the Fund were as follows:

                                                                                 PERIOD ENDED DECEMBER 31,
                                                              ---------------------------------------------------------------
                                                                             1999                            1998
                                                              ---------------------------------- ----------------------------
                                                                    UNITS            AMOUNT          UNITS         AMOUNT
                                                              ---------------- ----------------- ------------ ---------------
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
Units issued ................................................     25,729,413    $  316,609,920    14,455,334   $144,539,658
Units redeemed ..............................................    (10,154,600)     (133,037,258)           --             --
                                                                 -----------    --------------    ----------   ------------
 Total ......................................................     15,574,813    $  183,572,662    14,455,334   $144,539,658
                                                                 ===========    ==============    ==========   ============

                                                                                PERIOD ENDED DECEMBER 31,
                                                              --------------------------------------------------------------
                                                                           1999                            1998
                                                              ------------------------------- ------------------------------
                                                                   UNITS           AMOUNT          UNITS          AMOUNT
                                                              --------------- --------------- -------------- ---------------
DAILY MSCI JAPAN INDEX FUND
Units issued ................................................    29,573,203    $ 386,255,988    62,418,699    $623,991,486
Units redeemed ..............................................    (8,371,289)     (97,779,132)     (384,232)     (3,855,304)
                                                                 ----------    -------------    ----------    ------------
 Total ......................................................    21,201,914    $ 288,476,856    62,034,467    $620,136,182
                                                                 ----------    -------------    ----------    ------------
Net increase (decrease) .....................................    36,776,727    $ 472,049,518    76,489,801    $764,675,840
                                                                 ==========    =============    ==========    ============


DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND

     Units in excess of 10% of the Lending Fund units outstanding at December 31, 1999 held by 1 of the Lending Fund's 2 unitholders aggregated 98% of the Lending Fund's total units outstanding.


DAILY MSCI JAPAN INDEX FUND

     The Non-Lending Fund's 2 unitholders each held units in excess of 10% of the Non-Lending Fund units outstanding at December 31, 1999.



4. FUTURES CONTRACTS


     The Fund may use futures contracts to manage exposure to the relevant equity markets. Buying futures tends to increase a fund's exposure to the underlying instrument. Selling futures tends to decrease a fund's exposure to the underlying instrument, or hedge other investments. Futures contracts involve, to varying degrees, credit and market risks.

     The Fund enters into futures contracts only on exchanges or boards of trade where the exchange or board of trade acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange or board of trade. Losses in value may arise from changes in the value of the underlying instruments or if


                                    SAI-222

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                 DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
                          DAILY MSCI JAPAN INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1999

there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index.

     Upon entering into a futures contract, the Fund is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are made or received by the Fund periodically, depending on the daily fluctuation in the value of the underlying securities, and are recorded as unrealized gains or losses by the Fund. A gain or loss is realized when the contract is closed or expires.


                                    SAI-223

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Trustee of State Street Bank and Trust Company Daily MSCI Pacific Basin ex-Japan Index Securities Lending Fund and State Street Bank and Trust Company
Daily MSCI Pacific Basin ex-Japan Index Fund


In our opinion, the accompanying combined statement of assets and liabilities, including the combined schedule of investments, and the related combined statements of operations and of changes in net assets and the selected per unit data present fairly, in all material respects, the financial position of State Street Bank and Trust Company Daily MSCI Pacific Basin ex-Japan Index Securities Lending Fund and State Street Bank and Trust Company Daily MSCI Pacific Basin ex-Japan Index Fund at December 31, 1999, and the results of their operations, the changes in their net assets and their selected per unit data for the periods indicated, in conformity with accounting principles generally accepted in the United States. These financial statements and selected per unit data (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1999 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

February 24, 2000


                                    SAI-224

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Combined Statement of Assets and Liabilities
December 31, 1999
--------------------------------------------------------------------------------



ASSETS
Investments in securities, at value (cost $318,966,538)...................    $400,904,027
Foreign currency, at value (cost $4,322,442)..............................       4,348,145
Foreign currency, segregated, at value (cost $3,890,452)..................       3,951,097
Investments in State Street Bank and Trust Company
 Quality A Short-Term Investment Fund, at value ..........................      11,828,160
Receivable for investments sold ..........................................         532,485
Receivable for open forward currency contracts ...........................         460,841
Unrealized gain on open futures contracts ................................         382,995
Dividends receivable .....................................................         441,165
Interest receivable ......................................................          56,969
---------------------------------------------------------------------------   ------------
    Total assets .........................................................     422,905,884
---------------------------------------------------------------------------   ------------
LIABILITIES
Payable for collateral on securities loaned ..............................      11,828,160
Payable for investments purchased ........................................         532,485
Payable for open forward currency contracts ..............................          78,002
Accrued expenses .........................................................          57,843
---------------------------------------------------------------------------   ------------
    Total liabilities ....................................................      12,496,490
---------------------------------------------------------------------------   ------------
NET ASSETS ...............................................................    $410,409,394
===========================================================================   ============
Daily MSCI Pacific Basin ex-Japan Index Securities Lending Fund
 (7,953,296 units outstanding, at $13.91 per unit net asset value)........    $110,605,573
Daily MSCI Pacific Basin ex-Japan Index Fund
 (21,557,942 units outstanding, at $13.91 per unit net asset value).......     299,803,821
---------------------------------------------------------------------------   ------------
                                                                              $410,409,394
                                                                              ============



   The accompanying notes are an integral part of these financial statements.

                                    SAI-225

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Combined Statement of Operations
Year ended December 31, 1999
--------------------------------------------------------------------------------

INVESTMENT INCOME
 Dividends (net of taxes withheld of $336,248)............................................    $  9,306,493
 Interest ................................................................................       1,104,045
 Securities lending fee income (net of related expenses), allocated to the Daily MSCI
 Pacific Basin ex-Japan Index Securities Lending Fund ....................................          67,479
-------------------------------------------------------------------------------------------   ------------
    Total investment income ..............................................................      10,478,017
-------------------------------------------------------------------------------------------   ------------
EXPENSES
 Audit ...................................................................................          14,000
 Custody .................................................................................         199,608
 Other ...................................................................................           4,984
-------------------------------------------------------------------------------------------   ------------
    Total expenses .......................................................................         218,592
-------------------------------------------------------------------------------------------   ------------
   Net investment income .................................................................      10,259,425
-------------------------------------------------------------------------------------------   ------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS, FOREIGN CURRENCY, FORWARD
CONTRACTS AND FUTURES CONTRACTS
 Net realized gain (loss):
   Investments ...........................................................................       2,326,279
   Foreign currency and related forward currency contracts ...............................         157,456
   Futures contracts .....................................................................       5,216,566
-------------------------------------------------------------------------------------------   ------------
                                                                                                 7,700,301
                                                                                              ------------
 Net change in unrealized appreciation (depreciation):
   Investments ...........................................................................      82,653,146
   Foreign currency and related forward currency contracts ...............................         494,059
   Futures contracts .....................................................................         264,786
-------------------------------------------------------------------------------------------   ------------
                                                                                                83,411,991
                                                                                              ------------
 Net realized and unrealized gain (loss) on investments, foreign currency, forward
   contracts and futures contracts .......................................................      91,112,292
-------------------------------------------------------------------------------------------   ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS ..........................    $101,371,717
===========================================================================================   ============



   The accompanying notes are an integral part of these financial statements.

                                    SAI-226

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Combined Statement of Changes in Net Assets

                                                                                                 PERIOD ENDED DECEMBER 31,
                                                                                                   1999             1998 (a)
                                                                                             ----------------   ---------------
FROM OPERATIONS
Net investment income ....................................................................     $ 10,259,425      $      4,569
Net realized gain (loss) on investments, forward currency, forward contracts and futures
 contracts ...............................................................................        7,700,301            50,275
Net change in unrealized appreciation (depreciation) on investments, foreign currency,
 forward contracts and futures contracts .................................................       83,411,991          (648,722)
-------------------------------------------------------------------------------------------    ------------      ------------
Net increase (decrease) in net assets resulting from operations ..........................      101,371,717          (593,878)
-------------------------------------------------------------------------------------------    ------------      ------------
Distributions of securities lending fee income allocated to the Daily MSCI Pacific Basin
 ex-Japan Index Securities Lending Fund participants .....................................          (67,479)               --
-------------------------------------------------------------------------------------------    ------------      ------------
FROM PARTICIPANT TRANSACTIONS
Net increase (decrease) in net assets resulting from participant transactions ............      104,915,535       204,783,499
-------------------------------------------------------------------------------------------    ------------      ------------
Net increase (decrease) in net assets ....................................................      206,219,773       204,189,621
NET ASSETS
 Beginning of period .....................................................................      204,189,621                --
-------------------------------------------------------------------------------------------    ------------      ------------
 End of period ...........................................................................     $410,409,394      $204,189,621
===========================================================================================    ============      ============

(a)        The Fund commenced operations on December 18, 1998.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-227

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND


Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Period)


                                                                             PERIOD ENDED DECEMBER 31,
                                                                                 1999         1998(a)
                                                                             ------------   ----------
Net investment income (b) (d) ............................................     $   0.41      $  0.00
Distributions of securities lending fee income ...........................        (0.01)        0.00
Net realized and unrealized gain (loss) ..................................         3.54        (0.03)
---------------------------------------------------------------------------    --------      -------
Net increase (decrease) ..................................................         3.94        (0.03)
Net asset value
Beginning of Period ......................................................         9.97        10.00
---------------------------------------------------------------------------    --------      -------
End of period ............................................................     $  13.91      $  9.97
===========================================================================    ========      =======
Total return (%) (e) .....................................................        39.61        (0.30)
===========================================================================    ========      =======
Ratio of expenses to average net assets (%) (c) (f) ......................         0.07         0.00
---------------------------------------------------------------------------    --------      -------
Ratio of net investment income to average net assets (%) (c) (f) .........         3.49         0.00
---------------------------------------------------------------------------    --------      -------
Portfolio turnover (%) (c) ...............................................        15.69         0.00
---------------------------------------------------------------------------    --------      -------
Net assets, end of period (000s) .........................................     $110,606      $37,972
===========================================================================    ========      =======

(a) The Daily MSCI Pacific Basin ex-Japan Index Securities Lending Fund commenced operations on December 18, 1998.

(b)       Zero amount represents that which is less than $0.005 per unit.

(c)        Zero amount represents that which is less than 0.005%

(d) Net investment income per unit has been calculated based upon an average of units outstanding.

(e) Total return calculation (not annualized for the period ended December 31, 1998) is based on the value of a single unit of participation outstanding throughout the period. It represents the percentage change in the net asset value per unit between the beginning and end of the period and assumes reinvestment of distributions. The calculation includes only those expenses charged directly to the Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(f)       Not annualized for the period ended December 31, 1998.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-228

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Period)


                                                                              PERIOD ENDED DECEMBER 31,
                                                                                 1999         1998 (a)
                                                                             ------------   ------------
Net investment income (b) (d) ............................................     $   0.40       $   0.00
Net realized and unrealized gain (loss) ..................................         3.54          (0.03)
---------------------------------------------------------------------------    --------       --------
Net increase (decrease) ..................................................         3.94          (0.03)
Net asset value
Beginning of period ......................................................         9.97          10.00
---------------------------------------------------------------------------    --------       --------
End of period ............................................................     $  13.91       $   9.97
===========================================================================    ========       ========
Total return (%) (e) .....................................................        39.52          (0.30)
===========================================================================    ========       ========
Ratio of expenses to average net assets (%) (c) (f) ......................         0.07           0.00
---------------------------------------------------------------------------    --------       --------
Ratio of net investment income to average net assets (%) (c) (f) .........         3.40           0.00
---------------------------------------------------------------------------    --------       --------
Portfolio turnover (%) (c) ...............................................        15.69           0.00
---------------------------------------------------------------------------    --------       --------
Net assets, end of period (000s) .........................................     $299,804       $166,217
===========================================================================    ========       ========

(a)        The Fund commenced operations on December 18, 1998.

(b)        Zero amount represents that which is less than $0.005 per unit.

(c)        Zero amount represents that which is less than 0.005%

(d) Net investment income per unit has been calculated based upon an average of units outstanding.

(e) Total return calculation (not annualized for the period ended Decmeber 31, 1998) is based on the value of a single unit of participation outstanding throughout the period. It represents the percentage change in the net asset value per unit between the beginning and end of the period. The calculation includes only those expenses charged directly to the Non-Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts


(f)        Not annualized for the period ended December 31, 1998.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-229

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


COMMON STOCK -- 94.3% (unless otherwise noted)             SHARES           VALUE
----------------------------------------------------   ------------   ---------------
AUSTRALIA -- 35.2%
Amcor Ltd. Ord AUD1 ................................      395,186     $  1,844,357
AMP Group Finance Reinsurance Note .................      349,334                0
AMP Limited AUD3 ...................................      678,554        7,471,003
Australian Gas Light Co. Ord AUD1 ..................      209,715        1,226,528
Boral Ltd. Ord AUD0.50 .............................      641,791          990,869
Brambles Industries Ltd. AUD0.50 ...................      141,707        3,905,000
Broken Hill Proprietary Co., Ltd. Ord AUD1 .........    1,100,924       14,405,205
Burns, Philip & Co., Ltd. AUD0.50 ..................       44,550           13,115
Coca Cola Amatil AUD0.5 ............................      622,203        1,693,308
Coles Myer Ltd. AUD0.50 ............................      718,020        3,695,824
Colonial Limited NPV ...............................      571,004        2,543,880
CRA Ltd. AUD2.00 ...................................      178,021        3,810,730
CSL Ltd. AUD1 ......................................       78,833        1,129,439
CSR Ltd. AUD1.00 ...................................      621,366        1,504,041
David Jones Ltd. AUD0.30 ...........................      216,065          195,063
Delta Gold Nl AUD0.25 ..............................       92,368          140,493
Email Ltd. AUD0.50 .................................      165,157          261,471
Faulding FH & Co., Ltd. AUD0.50 ....................       99,407          650,320
Fosters Brewing Group AUD1 .........................    1,060,352        3,031,391
Futuris Corp., Ltd. AUD0.20 ........................      305,152          427,209
General Property Trust AUD1 ........................      896,696        1,454,814
Goldfield Ltd. AUD0.25 .............................        9,774            6,970
Goodman Fielder Wattie Ltd. AUD0.50 ................      711,839          633,332
Howard Smith Ltd. AUD1 .............................      117,809          801,535
ICI Australia Ltd. AUD1 ............................      149,335          802,075
James Hardie Industries Ltd. AUD1.00 ...............      225,174          587,762
Leighton Holdings Ltd.Ord AUD0.50 ..................      145,365          561,077
Lend Lease Corp., Ltd. AUD0.50 .....................      321,608        4,489,848
Mayne Nickless Ltd. AUD0.50 ........................      189,013          485,953
Metal Manufacturers Ltd. AUD0.50 ...................       84,599          124,525
Metway Bank Ltd. AUD0.50 ...........................      130,710          702,041
MIM Holdings Ltd. AUD0.50 ..........................    1,064,213        1,093,046
National Australia Bank Ltd. AUD1.00 ...............      913,527       13,924,760
Newcrest Mining Ltd. AUD0.50 .......................      130,311          443,297
News Corp., Ltd. AUD0.50 Pfd .......................    1,163,647       11,259,000
Nine Network Australia Ltd. AUD1 ...................       96,627          735,171
Normandy Mining Ltd. AUD0.20 .......................      982,776          694,366



   The accompanying notes are an integral part of these financial statements.

                                    SAI-230

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999




COMMON STOCK (CONTINUED) (unless otherwise noted)                   SHARES            VALUE
--------------------------------------------------------------   ------------   ---------------
North Ltd. AUD0.50 ...........................................      437,347     $  1,027,143
Pacific Dunlop Ltd. AUD0.50 ..................................      668,689          943,156
Pioneer International Ltd. AUD0.50 ...........................      513,914        1,543,169
QBE Insurance Group AUD1 .....................................      221,570        1,029,152
Rothmans Holdings Ltd. AUD0.50 ...............................       68,357          610,416
Samantha Gold NL Resolute Ltd. AUD0.20 .......................      100,851           25,731
Santos Ltd. AUD0.25 ..........................................      341,337          926,706
Schroders Property Fund AUD1.00 ..............................      238,075          366,009
Sons of Gwalia Ltd. AUD0.25 ..................................       67,478          225,135
Southcorp Holdings Ltd. Ord AUD0.50 ..........................      383,853        1,348,496
Stockland Trust Group NPV ....................................        5,863           11,507
Stockland Trust Group AUD1.10 ................................      217,030          454,339
Tab Corp. Holdings Ltd. AUD1.00 ..............................      228,621        1,542,601
Telstra Corp AUD0.50 .........................................    4,752,163       25,741,395
Wesfarmers Ltd. AUD0.50 ......................................      161,476        1,327,864
Western Mining Corp. AUD0.50 .................................      700,428        3,849,047
Westfield Trust AUD1 .........................................      941,076        1,840,799
Westfield Trust New Shs 31Aug99 ..............................       26,832           51,607
Westpac Banking Corp. AUD1 ...................................    1,138,684        7,826,946
Westralian Sands AUD0.50 .....................................      138,985          367,333
Woolworths Ltd. AUD0.25 ......................................      705,953        2,420,012
Zimbabwe Platinum NPV ........................................       18,400            8,426
                                                                                ------------
 (Cost $127,791,136)..........................................                   141,225,807
                                                                                ------------
HONG KONG -- 38.2%
Bank of East Asia Ltd. HKD2.50 ...............................      893,786        2,489,286
Cathay Pacific Airways Ltd. HKD0.20 ..........................    2,222,000        3,958,925
Cheung Kong (Holdings) Ltd. HKD0.50 ..........................    1,487,000       18,842,156
Chinese Estates Holdings Ord HKD0.10 .........................      910,294          187,364
CLP Holdings HKD5 ............................................    1,346,707        6,202,111
Dickson Concept Inc. HKD0.30 .................................      125,600          158,343
Electric & Eltek International Holdings Ltd. HKD0.10 .........      608,000          114,975
First Pacific Co., Ltd. USD0.01 ..............................        1,434            1,116
Giordano International HKD0.1 ................................      335,000          344,761
Hang Lung Development Co., Ltd.HKD1 ..........................      816,000          923,754
Hang Seng Bank Ltd. HKD5 .....................................    1,237,012       14,122,958
Hong Kong & China Gas Co., Ltd. HKD0.25 ......................    3,047,080        4,174,619
Hong Kong & Shanghai Hotels Ltd. HKD0.50 .....................      759,500          503,174
Hong Kong Aircraft Engineering Co. HKD1 ......................      119,400          198,143
Hong Kong Telecommunications Ltd. HKD0.50 ....................    7,881,535     $ 22,762,007


   The accompanying notes are an integral part of these financial statements.

                                    SAI-231

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999




COMMON STOCK (CONTINUED) (unless otherwise noted)             SHARES          VALUE
--------------------------------------------------------   ------------   ------------
Hopewell Holdings HKD2.50 ..............................      543,200         323,188
Hutchison Whampoa Ltd. HKD0.25 .........................    2,508,000      36,457,709
Hysan Development Co., Ltd. HKD5 .......................      632,584         801,563
Johnson Eelectric Holdings HKD0.05 .....................      603,160       3,871,832
Kumagai Gumi Ltd. HKD1 .................................      276,000         100,302
Miramar Hotel & Investment HKD0.70 .....................      379,350         407,484
New World Development Co., Ltd. HKD1 ...................    1,369,486       3,083,039
Oriental Press Group HKD0.25 ...........................      801,000         103,043
Peregrine Investment Holdings (a) HKD0.60 ..............       45,000               0
Regal Hotel International HKD0.10 ......................    1,870,400         139,555
Shangri-La Asia Ltd. HKD1 ..............................    1,394,000       1,578,079
Shun Tak Holdings Ltd. HKD0.25 .........................      754,000         143,554
Sino Land Co., Ltd. HKD1 ...............................    2,222,418       1,286,535
South China Morning Post HKD0.10 .......................    1,137,000         979,983
Sun Hung Kai Properties Ltd. HKD0.50 ...................    1,553,320      16,185,620
Swire Pacific Ltd. HKD0.60 .............................    1,019,000       6,016,865
Tai Cheung Holdings Ltd. HKD0.10 .......................      287,600          69,555
Tan Chong International HKD.50 .........................      313,500          66,947
Television Broadcasting Ltd. HKD0.05 ...................      288,000       1,963,594
Varitronix International Ltd. HKD0.25 ..................      188,000         430,488
Wharf Holdings Ltd. HKD1 ...............................    1,516,153       3,520,494
Wing Lung Bank Ltd. HKD5 ...............................      152,510         618,006
                                                                          -----------
 (Cost $107,207,015)....................................                  153,131,127
                                                                          -----------
NEW ZEALAND -- 2.8%
Brierley Investment Ltd. NZD0.50 .......................    2,002,381         417,777
Carter Holt Harvey Ltd. NZD0.50 ........................    1,172,778       1,529,302
Ceramco Corp., Ltd. Ord NZD0.50 ........................        1,900           1,685
Contact Energy Ltd. NPV ................................      388,783         679,344
Fisher & Paykel Industries NZD0.50 .....................       76,058         289,604
Fletcher Challenge Forestry Ltd. NZD0 ..................      574,770         230,846
Fletcher Challenge Ltd.Paper Shares NZD0.40 ............      465,664         325,473
Fletcher Challenge Ltd.Energy Shs NZD0.4 ...............      269,715         703,417
Fletcher Challenge Ltd.Building Shares NZD0.40 .........      243,600         358,314
Lion Nathan Ltd. NZD0.25 ...............................      413,537         959,869
Telecom Corp. of New Zealand NZD1 ......................    1,240,898       5,825,271
                                                                          -----------
 (Cost $10,573,103).....................................                   11,320,902
                                                                          -----------


   The accompanying notes are an integral part of these financial statements.

                                    SAI-232

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



COMMON STOCK (CONTINUED) (unless otherwise noted)        SHARES            VALUE
---------------------------------------------------   ------------   ---------------
SINGAPORE--18.1%
City Developments Ltd. SGD0.50 ....................      572,680     $  3,351,519
Comfort Group SGD0.25 .............................      271,000          148,839
Creative TechnologyOrd SGD0.25 ....................       64,550        1,170,114
Cycle & Carriage Ltd. SGD1 ........................      170,000          525,510
DBS Group Holdings Ltd. SGD1 ......................      927,365       15,196,317
DBS Land Ltd. SGD1 ................................      847,250        1,668,055
First Capital Corp. SGD1 ..........................      196,000          261,177
Fraser & Neave Ltd. SGD1 ..........................      203,800          752,323
Haw Par Brothers International Ltd. SGD1 ..........      100,200          182,838
Hotel Properties SGD1 .............................      315,000          283,613
Inchcape Behad SGD0.50 ............................       83,000           86,189
Keppel Corp., Ltd. SGD1 ...........................      541,500        1,417,131
Natsteel Ltd. SGD0.50 .............................      196,000          390,588
Neptune Orient Lines Ltd. SGD1 ....................      802,354        1,073,979
Overseas Chinese Bank SGD1 ........................      853,819        7,841,195
Overseas Union Enterprise Ltd. SGD1 ...............      109,000          366,387
Parkway Holdings Ltd. SGD0.50 .....................      249,000          564,958
Robinson & Co., Ltd. SGD1 .........................       39,000          133,433
Sembcorp Industrie SGD0.25 ........................    1,193,345        1,625,986
Singapore Airlines SGD1 ...........................      856,000        9,710,924
Singapore Press Holdings SGD1 .....................      236,560        5,125,940
Singapore Technical Engineering SGD0.10 ...........    2,055,000        3,182,413
Singapore Telecommunications SGD0.15 ..............    4,024,000        8,308,860
Straits Trading Co., Ltd. SGD1 ....................      196,000          241,176
United Industrial Corp., Ltd.SGD1 .................      974,000          549,556
United Overseas Bank Ltd. SGD1 ....................      695,198        6,134,100
United Overseas Land Ltd. SGD1 ....................      414,000          387,659
Venture Manufacturing SGD0.25 .....................      151,000        1,731,152
                                                                     ------------
 (Cost $53,399,313)................................                    72,411,931
                                                                     ------------
TOTAL COMMON STOCK
 (Cost $298,970,567)...............................                   378,089,767
                                                                     ------------
PREFERRED STOCK -- 3.1%
AUSTRALIA -- 3.1%
News Corp., Ltd.
 (Cost $9,405,705) Pfd AUD0.50.....................    1,424,616       12,162,385
                                                                     ------------



   The accompanying notes are an integral part of these financial statements.

                                    SAI-233

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



                                                                PRINCIPAL           VALUE
                                                             ---------------   ---------------
DEBT INSTRUMENTS -- 0.1% (unless otherwise noted)
AUSTRALIA--0.1%
AMP Group Finance 7.05% 10-Feb-00 (Cost $523,898).........    AUD   960,668     $    585,507
                                                                                ------------
STATE STREET BANK AND TRUST COMPANY COLLECTIVE INVESTMENT
FUNDS--2.5%                                                       UNITS
SHORT TERM INVESTMENT FUND (b)
 (Cost $10,066,368).......................................      10,066,368        10,066,368
----------------------------------------------------------    -------------     ------------
TOTAL INVESTMENTS--100%
 (Cost $318,966,538)......................................                      $400,904,027
==========================================================                      ============

----------
(a)        Issuer filed for bankruptcy.
(b)        Collective investment fund advised by State Street Global Advisors.

At December 31, 1999, foreign currency balances totaling $3,951,097 were pledged to cover margin requirements for open futures contracts. The following long futures contracts were open at December 31, 1999:

          FUTURES             NUMBER OF       NOTIONAL         MATURITY        UNREALIZED
         CONTRACTS            CONTRACTS         COST             DATE          GAIN/(LOSS)
--------------------------   -----------   --------------   --------------    ------------
ASX All Ordinaries Index         269        $32,145,044      March 2000         $  45,475
Hang Seng Stock Index             63          6,538,271      January 2000         337,520
                                                                                ---------
                                                                                $ 382,995
                                                                                =========


The following forward foreign currency contracts were open at December 31, 1999:


SETTLEMENT         CONTRACTS                             UNREALIZED
DATE               TO DELIVER       IN EXCHANGE FOR    GAIN/(LOSS)
------------   ------------------ ------------------- ------------
3/7/00         USD     4,721,290    HKD    36,700,000      $  (1,066)
3/7/00         USD     1,544,044    HKD    12,000,000           (647)
3/7/00         HKD    30,000,000    USD     3,859,092            599
3/7/00         USD    13,103,534    AUD    20,685,000        440,391
3/7/00         USD       634,920    AUD     1,000,000         19,851
3/7/00         AUD     1,400,000    USD       890,792        (25,887)
3/7/00         AUD     2,000,000    USD     1,287,300        (22,241)
3/7/00         AUD     2,000,000    USD     1,285,000        (24,541)
3/7/00         AUD     1,000,000    USD       651,150         (3,620)
                                                           ---------
                                                           $ 382,839
                                                           =========

AUD: Australian Dollar
HKD: Hong Kong Dollar
USD: U.S. Dollar


   The accompanying notes are an integral part of these financial statements.

                                    SAI-234

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
        DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
                  DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND

                    NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1999


1. GLOBAL SECURITIES LENDING PROGRAM: PRINCIPLES OF COMBINATION


     The participants in the Daily MSCI Pacific Basin ex-Japan Index Securities Lending Fund (the "Lending Fund") have authorized the Lending Fund to participate in the Global Securities Lending Program maintained by State Street Bank. The investment objective, techniques and results of operations of the Lending Fund are identical to those of the Daily MSCI Pacific Basin ex-Japan Index Fund (the "Non-Lending Fund"), except that the Lending Fund engages in securities lending activities. Accordingly, the financial statements of the Lending Fund and the Non-Lending Fund have been prepared on a combined basis, with separate disclosure of the participant transactions and per unit data of the Lending Fund and the Non-Lending Fund. The Lending Fund and the Non-Lending Fund each maintain a divided pro-rata interest in the combined assets and liabilities (including each investment security position but excluding assets and liabilities related to securities lending activities) proportionate to the net asset value of the outstanding combined units of the Fund. All interfund transactions have been eliminated in the combined financial statements.

     Under the Global Securities Lending Program, securities held by the Lending Fund are loaned by State Street Bank, as agent, to certain brokers and other financial institutions (the "Borrowers"). The Borrowers provide cash, securities, or letters of credit as collateral against loans in an amount at least equal to 100% of the market value of the loaned securities. The Borrowers are required to maintain the collateral at not less than 100% of the market value of the loaned securities. At December 31, 1999, the market value of securities loaned by the Lending Fund was $12,240,773 against which was held cash collateral of $11,828,160 and securities of $978,584. Cash collateral provided by the Borrowers is invested in State Street Bank and Trust Company Quality A Short-Term Investment Fund. A portion of the income generated upon investment of the collateral is remitted to the Borrowers, and the remainder is allocated between the Lending Fund and State Street Bank in its capacity as lending agent. Negotiated lenders' fees are received for those loans collateralized by securities or letters of credit, if any. Income earned from lending activities is distributed to Lending Fund participants monthly.

     State Street Bank, as lending agent, indemnifies the Lending Fund for replacement of any loaned securities (or, in certain circumstances, return of equivalent cash value) due to Borrower default on a security loan. Lending Fund participants, however, bear the risk of loss with respect to the investment of collateral.



2. INVESTMENT TRANSACTIONS

     Purchases and sales of securities, excluding short-term investments and including in-kind contributions and redemptions, if any, during the year ended December 31, 1999 were $159,087,091 and $47,034,992, respectively, resulting in a net realized gain (loss) of $2,326,279. Net realized gain (loss) from foreign currency transactions amounted to $157,456 for the year ended December 31, 1999.



                                    SAI-235

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
        DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
                  DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1999


3. UNITS OF PARTICIPATION

   Participant transactions for the Fund were as follows:


                                                                               PERIOD ENDED DECEMBER 31,
                                                              -----------------------------------------------------------
                                                                            1999                          1998
                                                              -------------------------------- --------------------------
                                                                   UNITS           AMOUNT         UNITS        AMOUNT
                                                              --------------- ---------------- ----------- --------------
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
Units issued ................................................     6,423,647    $  72,667,076    3,808,938   $38,087,969
Units redeemed ..............................................    (2,279,289)     (27,530,753)          --            --
                                                                 ----------    -------------    ---------   -----------
 Total ......................................................     4,144,358    $  45,136,323    3,808,938   $38,087,969
                                                                 ==========    =============    =========   ===========


                                                                                 PERIOD ENDED DECEMBER 31,
                                                              ---------------------------------------------------------------
                                                                            1999                            1998
                                                              -------------------------------- ------------------------------
                                                                   UNITS           AMOUNT           UNITS          AMOUNT
                                                              --------------- ---------------- -------------- ---------------
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND
Units issued ................................................     8,292,264    $  99,591,488     16,677,844    $166,744,415
Units redeemed ..............................................    (3,407,241)     (39,812,276)        (4,925)        (48,885)
                                                                 ----------    -------------     ----------    ------------
 Total ......................................................     4,885,023    $  59,779,212     16,672,919    $166,695,530
                                                                 ----------    -------------     ----------    ------------
Net increase (decrease) .....................................     9,029,381    $ 104,915,535     20,481,857    $204,783,499
                                                                 ==========    =============     ==========    ============

DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND


     Units in excess of 10% of the Lending Fund units outstanding at December 31, 1999 held by 1 of the Lending Fund's 2 unitholders aggregated 95% of the Lending Fund's total units outstanding.


DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND

     The Non-Lending Fund's 2 unitholders each held units in excess of 10% of the Non-Lending Fund's units outstanding at December 31, 1999.



4. FUTURES CONTRACTS


     The Fund may use futures contracts to manage exposure to the relevant equity markets. Buying futures tends to increase a fund's exposure to the underlying instrument. Selling futures tends to decrease a fund's exposure to the underlying instrument, or hedge other investments. Futures contracts involve, to varying degrees, credit and market risks.

     The Fund enters into futures contracts only on exchanges or boards of trade where the exchange or board of trade acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the


                                    SAI-236

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
        DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
                  DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1999

exchange or board of trade. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index.

     Upon entering into a futures contract, the Fund is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are made or received by the Fund periodically, depending on the daily fluctuation in the value of the underlying securities, and are recorded as unrealized gains or losses by the Fund. A gain or loss is realized when the contract is closed or expires.


                                    SAI-237

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Trustee of
State Street Bank and Trust Company
Daily Government/Corporate Bond Fund


In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the selected per unit data present fairly, in all material respects, the financial position of State Street Bank and Trust Company Daily Government/Corporate Bond Fund at December 31, 1999, and the results of its operations, the changes in its net assets and the selected per unit data for the periods indicated, in conformity with accounting principles generally accepted in the United States. These financial statements and selected per unit data (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1999 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP
Boston, Massachusetts
March 3, 2000

                                    SAI-238

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Statement of Assets and Liabilities
December 31, 1999
--------------------------------------------------------------------------------

ASSETS
Investments in securities, at value (cost $5,276,365,480)........................   $ 5,149,082,143
Receivable for investments sold .................................................       209,162,860
Variation margin receivable .....................................................            55,975
Interest receivable .............................................................        78,437,060
---------------------------------------------------------------------------------   ---------------
    Total assets ................................................................     5,436,738,038
---------------------------------------------------------------------------------   ---------------
LIABILITIES
Payable for investments purchased ...............................................       625,616,331
Accrued expenses ................................................................            39,480
Payable for open swap contracts .................................................         3,438,178
---------------------------------------------------------------------------------   ----------------
    Total liabilities ...........................................................       629,093,989
---------------------------------------------------------------------------------   ----------------
NET ASSETS (equivalent to $13.92 per unit based on 345,303,370 units outstanding)   $ 4,807,644,049
=================================================================================   ================




   The accompanying notes are an integral part of these financial statements.

                                    SAI-239

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Statement of Operations
Year ended December 31, 1999
--------------------------------------------------------------------------------

INVESTMENT INCOME
 Interest ................................................................................    $  289,648,858
-------------------------------------------------------------------------------------------   --------------
EXPENSES
 Audit ...................................................................................            22,500
 Custody .................................................................................           476,142
-------------------------------------------------------------------------------------------   --------------
Total expenses ...........................................................................           498,642
-------------------------------------------------------------------------------------------   --------------
   Net investment income .................................................................       289,150,216
-------------------------------------------------------------------------------------------   --------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS, FUTURES CONTRACTS, SWAP CONTRACTS
 AND OPTIONS CONTRACTS
 Net realized gain (loss):
   Investments ...........................................................................      (154,457,279)
   Futures contracts .....................................................................         3,685,311
   Swap contracts ........................................................................       (21,417,361)
   Options contracts .....................................................................        (4,587,282)
-------------------------------------------------------------------------------------------   --------------
                                                                                                (176,776,611)
                                                                                              --------------
Net change in unrealized appreciation (depreciation):
 Investments .............................................................................      (202,183,716)
 Futures contracts .......................................................................           239,250
-------------------------------------------------------------------------------------------   --------------
                                                                                                (201,944,466)
                                                                                              --------------
 Net realized and unrealized gain (loss) on investments, futures contracts, swap
   contracts and options contracts .......................................................      (378,721,077)
-------------------------------------------------------------------------------------------   --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS ..........................    $  (89,570,861)
===========================================================================================   ==============


   The accompanying notes are an integral part of these financial statements.

                                    SAI-240

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Statement of Changes in Net Assets



                                                                                                 YEAR ENDED DECEMBER 31,
                                                                                                  1999              1998
                                                                                           ----------------- -----------------
FROM OPERATIONS
Net investment income ....................................................................  $  289,150,216    $  259,575,705
Net realized gain (loss) on investments, futures contracts, swap contracts and options
 contracts ...............................................................................    (176,776,611       140,968,139
Net change in unrealized appreciation (depreciation) on investments and futures contracts     (201,944,466)      (20,760,645)
------------------------------------------------------------------------------------------  --------------    --------------
Net increase (decrease) in net assets resulting from operations ..........................     (89,570,861)      379,783,199
------------------------------------------------------------------------------------------  --------------    --------------
FROM PARTICIPANT TRANSACTIONS
Net increase (decrease) in net assets resulting from participant transactions ............     253,354,095        (9,412,044)
------------------------------------------------------------------------------------------  --------------    --------------
Net increase (decrease) in net assets ....................................................     163,783,234       370,371,155
NET ASSETS
 Beginning of year .......................................................................   4,643,860,815     4,273,489,660
------------------------------------------------------------------------------------------  --------------    --------------
 End of year .............................................................................  $4,807,644,049    $4,643,860,815
==========================================================================================  ==============    ==============


   The accompanying notes are an integral part of these financial statements.

                                    SAI-241

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Year)


--------------------------------------------------------------------------------

                                                                              YEAR ENDED DECEMBER 31,
                                                     --------------------------------------------------------------------------
                                                          1999           1998           1997           1996           1995
                                                     -------------- -------------- -------------- -------------- --------------
Net investment income (a) ..........................   $     0.86     $     0.80     $     0.83     $     0.78     $     0.70
Net realized and unrealized gain (loss) ............        (1.12)          0.38           0.32          (0.42)          1.17
----------------------------------------------------   ----------     ----------     ----------     ----------     ----------
Net increase (decrease) ............................        (0.26)          1.18           1.15           0.36           1.87
NET ASSET VALUE
 Beginning of year .................................        14.18          13.00          11.85          11.49           9.62
----------------------------------------------------   ----------     ----------     ----------     ----------     ----------
 End of year .......................................   $    13.92     $    14.18     $    13.00     $    11.85     $    11.49
====================================================   ==========     ==========     ==========     ==========     ==========
Total return (%)(b) ................................        (1.83)          9.09           9.70           3.13          19.44
----------------------------------------------------   ----------     ----------     ----------     ----------     ----------
Ratio of expenses to average net asset (%) .........         0.01           0.01           0.01           0.01           0.01
----------------------------------------------------   ----------     ----------     ----------     ----------     ----------
Ratio of net investment income (loss) to
 average net assets (%) ............................         6.17           5.89           6.73           6.82           6.53
----------------------------------------------------   ----------     ----------     ----------     ----------     ----------
Portfolio Turnover .................................          824            478            294            299            611
----------------------------------------------------   ----------     ----------     ----------     ----------     ----------
Net assets, end of year (000s) .....................   $4,807,644     $4,643,861     $4,273,490     $3,060,002     $1,991,393
====================================================   ==========     ==========     ==========     ==========     ==========

(a) Net investment income per unit has been calculated based upon a monthly average of units outstanding.

(b) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-242

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999




    PRINCIPAL                                                                                                    VALUE
----------------                                                                                           -----------------
                   DEBT INSTRUMENTS--85.0%
 $   5,000,000     360 Communications Company ...........................       6.65%    15-Jan-2008        $    4,728,225
    11,250,000     Amerada Hess Corporation .............................       7.88%    01-Oct-2029            10,952,437
    10,000,000     American Airlines ....................................       7.02%    15-Oct-2009             9,622,560
    10,000,000     Anheuser Busch Cos. Incorporated .....................       7.00%    01-Dec-2025             8,942,560
    10,000,000     AON Corp. ............................................       6.90%    01-Jul-2004             9,856,380
     2,000,000     Apache Corp. .........................................       7.63%    01-Nov-2096             1,846,212
    10,000,000     Apache Corporation ...................................       7.00%    01-Feb-2018             9,122,580
    15,000,000     Apache Finance Corporation ...........................       7.75%    15-Dec-2029            14,558,505
     3,000,000     Archer Daniels Midland Co. ...........................       8.88%    15-Apr-2011             3,258,774
    11,170,000     Associates Corporation NA ............................       6.50%    15-Jul-2002            11,049,040
    20,000,000     Associates Corporation NA ............................       5.85%    15-Jan-2001            19,807,660
     2,000,000     AT&T Canada Inc. .....................................      12.00%    15-Aug-2007             2,320,000
    10,000,000     AT&T Canada Inc. (a) .................................       0.00%    01-Nov-2007             8,457,330
    10,000,000     AT&T Canada Inc. (a) .................................       0.00%    15-Jun-2003             7,965,000
    10,000,000     AT&T Corp. ...........................................       6.50%    15-Mar-2029             8,621,860
     7,630,000     AT&T Corp. ...........................................       6.00%    15-Mar-2009             6,942,018
     9,000,000     Avon Energy Partners Holdings (b) ....................       6.73%    11-Dec-2002             8,847,144
     5,300,000     Banco Santiago SA ....................................       7.00%    18-Jul-2007             4,777,759
     8,050,000     Bank of America Corp. ................................       5.88%    15-Feb-2009             7,184,319
    20,000,000     Bank of America Corp. ................................       5.75%    01-Mar-2004            18,983,340
    11,700,000     Bear Stearns Commercial Mortgage Security ............       7.08%    15-Jul-2031            11,413,900
    11,484,768     Bear Stearns Commercial Mortgage Security ............       6.80%    15-Sep-2008            11,292,754
    19,860,000     Branch Banking & Trust Co. ...........................       5.70%    01-Feb-2001            19,599,576
    11,300,000     Burlington Northern Santa Fe Corp. ...................       7.29%    01-Jun-2036            11,081,300
     6,000,000     Burlington Resources Incorporated ....................       7.38%    01-Mar-2029             5,654,886
    19,100,000     Cable & Wireless Optus Finance Property (b) ..........       8.13%    15-Jun-2009            19,075,132
     7,868,000     Canadian National Railway ............................       6.90%    15-Jul-2028             7,053,827
     1,900,000     Case Corporation .....................................       7.25%    01-Aug-2005             1,863,283
    23,300,000     Caterpillar Financial Services .......................       5.47%    12-Sep-2001            22,746,578
    12,899,485     Chase Manhattan Bank-First Union .....................       7.13%    15-Jul-2007            12,824,913
     8,000,000     Chase Manhattan Corporation ..........................       5.75%    15-Apr-2004             7,583,056
     8,750,000     Chesapeake & Potomac Telephone Co. ...................       7.88%    15-Jan-2022             8,948,275
     7,650,000     Chrysler Financial Llc ...............................       5.88%    07-Feb-2001             7,591,485
    20,000,000     CIT Group Incorporated ...............................       6.39%    06-Jan-2000 *          20,065,960
     9,750,000     CIT Group Incorporated ...............................       5.91%    10-Nov-2003             9,322,287
     5,000,000     CIT Group Incorporated ...............................       5.80%    26-Mar-2002             4,885,085
     6,255,000     CIT Group Incorporated ...............................       5.50%    15-Oct-2001             6,107,113
    19,900,000     CitiBank Credit Card Master Trust I ..................       5.85%    10-Apr-2003            19,663,687
     9,800,000     Citigroup Incorporated ...............................       9.50%    01-Mar-2002            10,298,781
    10,000,000     Citigroup Incorporated ...............................       6.20%    15-Mar-2009             9,192,700
    10,000,000     CMS Panhandle Holding Company ........................       6.50%    15-Jul-2009             9,146,200

   The accompanying notes are an integral part of these financial statements.

                                    SAI-243

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



   PRINCIPAL                                                                                                       VALUE
---------------                                                                                              -----------------
                  DEBT INSTRUMENTS (CONTINUED)
 $ 17,000,000     CMS Panhandle Holding Company .............................       6.13%    15-Mar-2004      $   16,138,457
    5,000,000     Coastal Corporation .......................................       6.50%    01-Jun-2008           4,628,760
    8,180,000     Colorado Interstate Gas Company ...........................      10.00%    15-Jun-2005           8,880,077
    2,216,000     Columbia Gas Systems Inc. .................................       7.62%    28-Nov-2025           1,968,869
    5,000,000     Comcast Cable Communications I ............................       6.20%    15-Nov-2008           4,543,390
   20,000,000     Comdisco Incorporated .....................................       5.95%    30-Apr-2002          19,460,660
    5,000,000     Computer Sciences Corporation .............................       6.25%    15-Mar-2009           4,507,865
   38,000,000     Conoco Incorporated .......................................       6.95%    15-Apr-2029          34,373,432
    7,100,000     Conoco Incorporated .......................................       6.35%    15-Apr-2009           6,584,753
    8,000,000     Conoco Incorporated .......................................       5.90%    15-Apr-2004           7,637,984
   13,500,000     Continental Airlines ......................................       7.26%    15-Mar-2020          12,468,816
    5,430,000     Continental Bank NA .......................................       7.88%    01-Feb-2003           5,527,729
    4,000,000     Continental Cablevision ...................................       8.30%    15-May-2006           4,072,320
    4,000,000     Corning Incorporated ......................................       6.85%    01-Mar-2029           3,547,924
    5,000,000     Corning Incorporated ......................................       6.30%    01-Mar-2009           4,602,360
   14,300,000     Daimler Chrysler NA Holdings ..............................       6.63%    21-Sep-2001          14,238,367
   20,000,000     Daimler Chrysler NA Holdings ..............................       6.59%    18-Jun-2002          19,825,000
   15,000,000     Delta Airlines Inc. (b) ...................................       7.90%    15-Dec-2009          14,732,670
    5,000,000     Delta Airlines Inc. .......................................       6.65%    15-Mar-2004           4,825,755
   28,500,000     Discover Card Master Trust I ..............................       5.90%    15-Oct-2004          27,894,375
    5,000,000     Donaldson Lufkin Jenrette .................................       5.88%    01-Apr-2002           4,882,000
    4,150,000     Dow Chemical ..............................................       7.38%    01-Nov-2029           3,983,253
   10,000,000     DR Investments (b) ........................................       7.10%    15-May-2002           9,970,920
   20,000,000     Edison International Inc. .................................       6.88%    15-Sep-2004          19,601,540
   10,000,000     El Paso Energy Corp. ......................................       6.75%    15-May-2009           9,363,890
    4,600,000     Enron Corporation .........................................       9.65%    15-May-2001           4,742,775
    5,000,000     Enron Corporation .........................................       9.13%    01-Apr-2003           5,247,060
    5,000,000     Enron Corporation .........................................       6.95%    15-Jul-2028           4,393,365
   10,450,000     Enron Corporation .........................................       6.75%    01-Aug-2009           9,775,421
    7,000,000     Enron Corporation. ........................................       6.50%    01-Aug-2002           6,882,407
    1,500,000     EOP Operating LP ..........................................       6.50%    15-Jan-2004           1,431,978
    8,850,000     EOP Operating LP ..........................................       6.38%    15-Feb-2003           8,521,913
    5,840,000     Equitable Life Assurance Society (b) ......................       7.70%    01-Dec-2015           5,755,367
    7,900,000     Equitable Life Assurance Society (b) ......................       6.95%    01-Dec-2005           7,629,148
    8,500,000     Farmer Corporation (b) ....................................       7.57%    15-Jun-2029           8,246,641
   29,000,000     Federal Home Loan Mortgage Corp. 30 Year TBA (c) ..........       7.50%    01-Dec-2029          28,701,010
    5,300,000     Federal Home Loan Mortgage Corp. 30 Year TBA (c) ..........       7.00%    01-Dec-2029           5,129,393
    8,389,236     Federal Home Loan Mortgage Corp. ..........................       5.93%    25-May-2006           8,256,661
      442,611     Federal Home Loan Pc ......................................       6.50%    01-Jun-2029             417,298
      119,452     Federal National Mortgage Association .....................       8.00%    01-Jan-2028             120,422
      362,485     Federal National Mortgage Association .....................       8.00%    01-Dec-2028             365,428

   The accompanying notes are an integral part of these financial statements.

                                    SAI-244

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



   PRINCIPAL                                                                                                    VALUE
---------------                                                                                           -----------------
                DEBT INSTRUMENTS (CONTINUED)
 $  1,030,519   Federal National Mortgage Association ..........................     7.91%  01-Feb-2001    $    1,030,519
      187,455   Federal National Mortgage Association ..........................     7.50%  01-Aug-2022           186,283
      218,748   Federal National Mortgage Association ..........................     7.50%  01-Sep-2022           217,381
      186,621   Federal National Mortgage Association ..........................     7.50%  01-Nov-2022           185,454
      401,687   Federal National Mortgage Association ..........................     7.50%  01-Mar-2023           399,176
      638,420   Federal National Mortgage Association ..........................     7.50%  01-May-2024           633,632
      140,430   Federal National Mortgage Association ..........................     7.50%  01-May-2024           139,377
       52,778   Federal National Mortgage Association ..........................     7.50%  01-Jun-2024            52,382
      452,493   Federal National Mortgage Association ..........................     7.50%  01-Aug-2024           449,100
      165,139   Federal National Mortgage Association ..........................     7.50%  01-Aug-2024           163,900
      129,882   Federal National Mortgage Association ..........................     7.50%  01-Aug-2024           129,030
       81,805   Federal National Mortgage Association ..........................     7.50%  01-Sep-2024            81,309
       37,353   Federal National Mortgage Association ..........................     7.50%  01-Oct-2024            37,073
      249,076   Federal National Mortgage Association ..........................     7.50%  01-Jul-2029           246,274
  254,200,000   Federal National Mortgage Association 30 Year TBA (c) ..........     7.50%  01-Dec-2029       251,737,438
   60,000,000   Federal National Mortgage Association 30 Year TBA (c) ..........     7.50%  31-Dec-2029        59,362,500
  164,620,000   Federal National Mortgage Association 30 Year TBA (c) ..........     6.50%  01-Dec-2029       155,411,569
    5,157,288   Federal National Mortgage Association ..........................     6.84%  01-Jan-2005         5,006,695
  195,035,000   Federal National Mortgage Association ..........................     6.63%  15-Sep-2009       189,598,009
   41,500,000   Federal National Mortgage Association ..........................     6.50%  15-Aug-2004        40,992,912
   15,000,000   Federal National Mortgage Association ..........................     6.25%  15-May-2029        13,400,370
    4,766,823   Federal National Mortgage Association ..........................     6.00%  01-Dec-2013         4,525,478
    3,123,511   Federal National Mortgage Association ..........................     6.00%  01-Dec-2013         2,965,367
      125,212   Federal National Mortgage Association ..........................     6.00%  01-Dec-2013           118,872
      906,198   Federal National Mortgage Association ..........................     6.00%  01-Jan-2014           860,317
      109,603   Federal National Mortgage Association ..........................     6.00%  01-Jun-2014           103,986
    3,956,420   Federal National Mortgage Association ..........................     6.00%  01-Nov-2028         3,618,858
    6,565,000   Federated Department Stores Incorporated .......................    10.00%  15-Feb-2001         6,778,744
    7,450,000   Federated Department Stores Incorporated .......................     6.79%  15-Jul-2027         7,240,990
    6,000,000   Federated Department Stores Incorporated .......................     6.30%  01-Apr-2009         5,463,840
    5,450,000   Financing Corp. ................................................    10.35%  03-Aug-2018         7,019,485
    3,800,000   Financing Corp. ................................................     9.40%  08-Feb-2018         4,525,234
    7,000,000   Finova Capital Corporation .....................................     7.25%  08-Nov-2004         6,920,571
    5,000,000   Finova Capital Corporation .....................................     6.38%  15-May-2005         4,716,570
   10,000,000   Finova Capital Corporation .....................................     6.25%  01-Nov-2002         9,741,520
   15,000,000   Finova Capital Corporation .....................................     6.11%  18-Feb-2003        14,462,340
    4,000,000   First Bank NA ..................................................     6.38%  15-Mar-2001         3,979,164
    4,495,374   First Union Lehman Brothers Bank ...............................     6.28%  18-Jun-2007         4,344,532
   15,000,000   Firstar Corporation ............................................     6.35%  13-Jul-2001        14,887,575
   10,000,000   Fleet Boston Corp. .............................................     9.00%  01-Dec-2001        10,366,210
   15,000,000   Fleet Boston Corp. .............................................     6.38%  25-Mar-2008        13,884,825

   The accompanying notes are an integral part of these financial statements.

                                    SAI-245

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



   PRINCIPAL                                                                                                       VALUE
---------------                                                                                              -----------------
                DEBT INSTRUMENTS (CONTINUED)
 $  2,850,000   Fleet Boston Corp. ................................................     5.75%  15-Jan-2009    $    2,510,662
   15,400,000   Fleet Financial Group Inc. ........................................     6.88%  15-Jan-2028        13,628,738
    1,902,372   Fleetwood Credit Grantor Trust ....................................     6.64%  17-Sep-2012         1,884,538
    7,705,000   Ford Credit Auto Loan Master Trust ................................     6.50%  15-Aug-2002         7,701,386
   11,875,000   Ford Credit Auto Loan Master Trust ................................     5.50%  15-Feb-2003        11,708,014
   45,800,000   Ford Motor Company ................................................     7.45%  16-Jul-2031        44,395,085
   11,569,000   Ford Motor Credit Company .........................................     8.20%  15-Feb-2002        11,843,544
   29,800,000   Ford Motor Credit Company .........................................     7.38%  28-Oct-2009        29,490,885
   15,215,000   Ford Motor Credit Company .........................................     6.50%  28-Feb-2002        15,071,279
   15,855,000   Ford Motor Credit Company .........................................     5.75%  23-Feb-2004        15,047,441
   15,000,000   GATX Capital Corp. ................................................     6.50%  01-Nov-2000        14,947,980
   15,000,000   General Motors Acceptance Corp. ...................................     7.13%  01-May-2001        15,055,200
   23,500,000   General Motors Acceptance Corp. ...................................     6.75%  05-Jun-2001        23,460,308
   17,750,000   General Motors Acceptance Corp. ...................................     6.45%  27-Aug-2001        17,632,850
   25,000,000   General Motors Acceptance Corp. ...................................     6.38%  28-Sep-2001        24,796,325
   28,000,000   General Motors Acceptance Corp. ...................................     6.35%  28-Sep-2001        27,760,572
    5,500,000   General Motors Acceptance Corp. ...................................     5.63%  15-Feb-2001         5,429,595
   15,000,000   General Motors Acceptance Corp. ...................................     5.50%  14-Jan-2002        14,601,105
   30,000,000   General Motors Acceptance Corp. ...................................     5.35%  04-May-2001        29,440,320
   11,300,000   Georgia Pacific Group .............................................     7.75%  15-Nov-2029        10,831,208
    6,850,000   Georgia Pacific Group .............................................     7.25%  01-Jun-2028         6,177,947
    6,150,000   Goldman Sachs Group Incorporated ..................................     7.35%  01-Oct-2009         6,017,996
    2,166,723   Government National Mortgage Association ..........................     9.50%  15-Nov-2009         2,263,835
       85,982   Government National Mortgage Association ..........................     7.00%  15-Jan-2029            83,026
       90,292   Government National Mortgage Association ..........................     7.00%  15-Jun-2029            87,192
    2,475,000   Government National Mortgage Association 30 Year TBA (c) ..........     7.00%  15-Dec-2029         2,392,242
    9,075,000   GTE Corp. .........................................................     9.38%  01-Dec-2000         9,272,599
    2,885,000   GTE Incorporated ..................................................     6.86%  01-Feb-2028         2,598,626
   18,300,000   Harrahs Operating Incorporated ....................................     7.50%  15-Jan-2009        17,309,952
   20,000,000   Hilfiger (Tommy) USA Inc. .........................................     6.50%  01-Jun-2003        19,185,400
   19,600,000   Honda Auto Lease Trust ............................................     6.65%  15-Jul-2005        19,498,942
    3,850,000   Household Netherlands BV ..........................................     6.13%  01-Mar-2003         3,727,863
   11,000,000   Hyder PLC (b) .....................................................     6.75%  15-Dec-2004        10,606,145
   22,500,000   IBM ...............................................................     6.50%  15-Jan-2028        19,951,087
    7,150,000   International Paper Company .......................................     6.88%  15-Apr-2029         6,273,310
    1,825,000   Ireland (Republic) ................................................     7.13%  15-Jul-2002         1,841,872
    4,000,000   Jones Intercable Incorporated .....................................     9.63%  15-Mar-2002         4,230,000
    6,305,000   Kemper Corp. ......................................................     6.88%  15-Sep-2003         6,232,429
    9,730,000   Korea (Republic) ..................................................     8.88%  15-Apr-2008        10,270,424
    8,000,000   Korea (Republic) ..................................................     8.75%  15-Apr-2003         8,332,280
   34,500,000   Korea Development Bank (b) ........................................     7.63%  01-Oct-2002        34,522,494

   The accompanying notes are an integral part of these financial statements.

                                    SAI-246

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



   PRINCIPAL                                                                                                  VALUE
---------------                                                                                         -----------------
                  DEBT INSTRUMENTS (CONTINUED)
 $  7,265,000     Korea Development Bank ...............................       7.13%    22-Apr-2004      $    7,097,593
    5,000,000     Kroger Company .......................................       6.34%    01-Jun-2001           4,945,230
   11,860,000     Lehman Brothers Holdings Incorporated ................       7.13%    15-Jul-2002          11,811,860
   10,000,000     Lehman Brothers Holdings Incorporated ................       6.90%    29-Jan-2001          10,017,670
   19,400,000     Lehman Brothers Holdings Incorporated ................       6.38%    15-Mar-2001          19,254,927
    5,300,000     Lehman Brothers Holdings Incorporated ................       6.00%    26-Feb-2001           5,240,481
   20,589,000     Lockheed Martin Corp. ................................       6.85%    15-May-2001          20,514,921
   10,000,000     Mack-Cali Reality LP .................................       7.00%    15-Mar-2004           9,660,860
    8,500,000     Manitoba Province ....................................       9.00%    15-Dec-2000           8,675,924
   12,500,000     Manitoba Province ....................................       8.75%    15-May-2001          12,825,525
    5,175,000     Masco Corporation ....................................       7.75%    01-Aug-2029           5,121,164
    1,500,000     Masco Corporation ....................................       7.13%    15-Aug-2013           1,428,548
    5,290,000     Masco Corporation ....................................       6.63%    15-Apr-2018           4,703,006
   10,250,000     Massachusetts Mutual Life Insurance Co. (b) ..........       7.63%    15-Nov-2023           9,958,582
    5,925,000     Massachusetts Mutual Life Insurance Co. ..............       7.50%    01-Mar-2024           5,676,304
   10,000,000     MBNA Credit Card Master Trust ........................       6.60%    16-Apr-2007           9,825,000
    5,000,000     Mead Corp. ...........................................       6.60%    01-Mar-2002           4,963,640
    3,410,000     Mellon Capital II ....................................       8.00%    15-Jan-2027           3,294,841
    5,000,000     Mellon Financial Company .............................       9.75%    15-Jun-2001           5,195,870
    4,800,000     Mellon Financial Company .............................       5.75%    15-Nov-2003           4,566,384
   28,850,000     Merrill Lynch & Company Inc. .........................       6.00%    17-Feb-2009          25,945,901
    7,500,000     Midamerican Funding LLC (b) ..........................       6.93%    01-Mar-2029           6,549,780
   10,000,000     Midamerican Funding LLC (b) ..........................       6.34%    01-Mar-2009           9,076,300
    6,500,000     Mirage Resorts Incorporated ..........................       6.75%    01-Aug-2007           5,818,163
   10,000,000     Morgan Stanley Dean Witter ...........................       5.88%    28-Feb-2001           9,889,030
    3,000,000     Morgan Stanley Dean Witter ...........................       5.63%    20-Jan-2004           2,838,303
   20,000,000     Morgan Stanley Group Incorporated ....................       7.13%    15-Jan-2003          19,979,740
    8,250,000     National City Bank ...................................       6.35%    15-Mar-2001           8,199,980
    4,335,000     National Westminster Bank PLC ........................       9.45%    01-May-2001           4,471,605
    5,000,000     NationsBank Corp. ....................................       7.25%    15-Oct-2025           4,674,660
   15,000,000     NationsBank Corp. ....................................       6.80%    15-Mar-2028          13,204,650
   13,500,000     NationsBank Corp. ....................................       6.13%    15-Jul-2004          12,955,990
    6,250,000     NationsBank Corp. ....................................       5.85%    05-Feb-2002           6,121,069
    5,900,000     NationsBank Corp. ....................................       5.75%    25-Jan-2001           5,835,708
    6,700,000     Nationslink Funding Corporation ......................       6.32%    20-Nov-2008           6,221,057
   12,150,000     New York Life Insurance Co. (b) ......................       6.40%    15-Dec-2003          11,787,614
   13,310,000     Niagara Mohawk Power .................................       7.75%    01-Oct-2008          13,337,645
   24,500,000     Norfolk Southern Corporation .........................       6.88%    01-May-2001          24,467,341
    5,000,000     Norsk Hydro A/S ......................................       7.15%    15-Jan-2029           4,507,500
    7,650,000     Northrop Grumman Corporation .........................       9.38%    15-Oct-2024           8,241,284
    5,000,000     Northrop Grumman Corporation .........................       7.88%    01-Mar-2026           4,732,955

   The accompanying notes are an integral part of these financial statements.

                                    SAI-247

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



   PRINCIPAL                                                                                      VALUE
---------------                                                                             -----------------
                  DEBT INSTRUMENTS (CONTINUED)
 $  5,000,000     Norwest Corp. ............................       5.63%    05-Feb-2001      $    4,937,585
    5,000,000     Norwest Financial Inc. ...................       6.20%    15-Feb-2001           4,966,510
    3,745,000     Nova Scotia Province (Canada) ............       9.38%    15-Jul-2002           3,961,678
    5,152,000     Occidental Petroleum Corp. ...............       8.50%    09-Nov-2001           5,254,824
    2,500,000     Occidental Petroleum Corp. ...............       7.65%    15-Feb-2006           2,501,595
   10,000,000     Occidental Petroleum Corp. ...............       7.38%    15-Nov-2008           9,758,770
    9,650,000     Ontario Province .........................       7.63%    22-Jun-2004           9,881,735
   10,500,000     Ontario Province .........................       7.38%    27-Jan-2003          10,612,109
    8,270,000     Orange Plc ...............................       9.00%    01-Jun-2009           8,689,496
    5,000,000     Pacific Bell .............................       6.25%    01-Mar-2005           4,762,320
    6,200,000     Pacific Mutual (b) .......................       7.90%    30-Dec-2023           6,173,588
    7,550,000     Paine Webber Group Inc. ..................       6.38%    15-May-2004           7,189,004
    6,600,000     Pennzoil Quaker State Co. ................       7.38%    01-Apr-2029           5,891,978
   10,000,000     Pepsi Bottling Group Inc. ................       7.00%    01-Mar-2029           9,093,550
    5,000,000     Petroleum Geo Services A/S ...............       7.50%    31-Mar-2007           4,886,530
    5,000,000     Petroleum Geo Services A/S ...............       7.13%    30-Mar-2028           4,372,125
    4,000,000     Petroleum Geo Services A/S ...............       8.15%    15-Jul-2029           3,942,676
    8,395,000     PNC Funding Corporation ..................       9.88%    01-Mar-2001           8,676,367
    7,000,000     Poland (Republic) (a) ....................       6.00%    27-Oct-2014           6,098,967
   28,150,000     Premier Auto Trust .......................       5.49%    10-Feb-2003          27,683,780
    5,000,000     Progressive Corporation Ohio .............       6.63%    01-Mar-2029           4,271,560
   12,905,000     Provident Bank Cincinnati Ohio ...........       6.13%    15-Dec-2000          12,858,000
   36,500,000     Quebec Province ..........................       7.50%    15-Sep-2029          35,646,155
   15,000,000     Quebec Province ..........................       5.75%    15-Feb-2009          13,364,880
   10,000,000     Raytheon Company .........................       6.75%    15-Aug-2007           9,218,550
    2,100,000     Raytheon Company .........................       6.75%    15-Mar-2018           1,828,535
    7,900,000     Reliaster Financial Corporation ..........       6.63%    15-Sep-2003           7,745,902
    3,950,000     Reliaster Financial Corporation ..........       6.50%    15-Nov-2008           3,633,625
   20,012,000     Resolution Funding Corp. .................       8.88%    15-Jul-2020          24,141,456
   12,618,000     Resolution Funding Corp. .................       8.63%    15-Jan-2021          14,904,647
   22,150,000     Resolution Funding Corp. .................       8.13%    15-Oct-2019          24,870,729
   16,150,000     Rohm & Haas Company ......................       7.85%    15-Jul-2029          16,297,918
    5,325,000     Royal Caribbean Cruises Ltd ..............       7.50%    15-Oct-2027           4,806,201
    5,000,000     Royal Caribbean Cruises Ltd. .............       6.75%    15-Mar-2008           4,610,340
   10,000,000     Saks Incorporated ........................       8.25%    15-Nov-2008           9,775,740
    7,000,000     Saks Incorporated ........................       7.00%    15-Jul-2004           6,653,661
    9,500,000     Salomon Inc. .............................       7.20%    01-Feb-2004           9,512,417
   11,150,000     Seagram Joseph E & Sons Inc. .............       6.80%    15-Dec-2008          10,444,417
   19,090,000     Seagram Joseph E & Sons Inc. .............       5.79%    15-Apr-2001          18,802,848
   20,000,000     Sears Roebuck Acceptance Corp. ...........       5.63%    07-Feb-2001          19,729,440
    5,000,000     Simon Property Group LP ..................       7.13%    09-Feb-2009           4,574,310

   The accompanying notes are an integral part of these financial statements.

                                    SAI-248

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



   PRINCIPAL                                                                                                  VALUE
---------------                                                                                         -----------------
                  DEBT INSTRUMENTS (CONTINUED)
 $ 10,150,000     Sola International Inc. ..............................       6.88%    15-Mar-2008      $    8,961,506
   12,000,000     Spieker Propertys Inc. ...............................       6.88%    01-Feb-2005          11,453,556
   41,750,000     Sprint Capital Corporation ...........................       6.88%    15-Nov-2028          37,293,772
    5,000,000     Sprint Capital Corporation ...........................       6.38%    01-May-2009           4,606,440
   10,000,000     Sprint Spectrum LP ...................................       1.00%    15-Aug-2006           9,269,800
   18,500,000     Sun Life Canada US Trust I (b) .......................       8.53%    29-May-2049          17,613,184
    8,310,000     Svenska Handelsbanken ................................       8.35%    15-Jul-2004           8,664,297
    9,400,000     TCI Communciations Inc. ..............................       8.65%    15-Sep-2004           9,938,047
   11,100,000     Time Warner Inc. .....................................       8.18%    15-Aug-2007          11,450,272
   14,865,000     Time Warner Inc. .....................................       7.25%    15-Oct-2017          13,988,039
    1,000,000     Tosco Corp. ..........................................       7.80%    01-Jan-2027             950,571
    5,000,000     Toyota Motor Credit Corp. ............................       5.63%    13-Nov-2003           4,768,485
   25,100,000     TPSA Finance BV (b) ..................................       7.75%    10-Dec-2008          23,616,264
   23,850,000     TPSA Finance BV (b) ..................................       7.13%    10-Dec-2003          23,209,126
   16,870,000     Tyco International Group SA ..........................       6.13%    15-Jun-2001          16,572,767
   12,400,000     Union Pacific Corporation ............................       7.38%    15-Sep-2009          12,130,870
    3,525,000     Union Pacific Corporation ............................       6.79%    09-Nov-2007           3,325,408
   27,195,000     Union Pacific Corporation ............................       6.63%    01-Feb-2029          23,075,909
   12,200,000     Union Texas Petroleum Holdings Incorporated ..........       8.38%    15-Mar-2005          12,741,363
    5,000,000     United Air Lines Incorporated ........................      10.67%    01-May-2004           5,454,980
   75,000,000     United States Treasury Bonds .........................      11.25%    15-Feb-2015         105,937,500
    9,050,000     United States Treasury Bonds .........................      10.38%    15-Nov-2012          10,997,026
   30,000,000     United States Treasury Bonds .........................       8.88%    15-Aug-2017          36,225,000
   32,890,000     United States Treasury Bonds .........................       8.75%    15-Aug-2020          39,840,940
   13,890,000     United States Treasury Bonds .........................       8.50%    15-Feb-2020          16,413,341
   36,000,000     United States Treasury Bonds .........................       8.13%    15-Aug-2019          41,023,440
   30,000,000     United States Treasury Bonds .........................       8.13%    15-Aug-2021          34,415,400
   54,770,000     United States Treasury Bonds .........................       6.75%    15-Aug-2026          55,025,612
   33,650,000     United States Treasury Bonds .........................       6.13%    15-Aug-2029          32,093,620
    3,845,000     United States Treasury Bonds .........................       5.25%    15-Feb-2029           3,180,945
    5,510,000     United States Treasury Notes .........................       7.50%    15-Feb-2005           5,743,789
    2,000,000     United States Treasury Notes .........................       6.50%    31-May-2002           2,009,704
    3,800,000     United States Treasury Notes .........................       6.50%    15-Aug-2005           3,797,454
  225,000,000     United States Treasury Notes .........................       6.13%    31-Dec-2001         224,433,900
  100,000,000     United States Treasury Notes .........................       6.00%    15-Aug-2004          98,685,800
  155,830,000     United States Treasury Notes .........................       6.00%    15-Aug-2009         150,904,993
   52,800,000     United States Treasury Notes .........................       5.88%    15-Nov-2004          51,736,555
   42,006,800     United States Treasury Notes .........................       3.63%    15-Jul-2002          41,580,179
   13,090,000     US Leasing International Inc. ........................       6.63%    15-May-2003          12,912,644
    5,000,000     USX Marathon Group ...................................       6.85%    01-Mar-2008           4,712,270
    7,250,000     Vastar Resources Incorporated ........................       6.50%    01-Apr-2009           6,755,927

   The accompanying notes are an integral part of these financial statements.

                                    SAI-249

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



   PRINCIPAL                                                                                                         VALUE
---------------                                                                                                -----------------
                  DEBT INSTRUMENTS (CONTINUED)
 $ 13,850,000     Victorian Public Authority Financing ........................   8.25%        15-Jan-2002      $   14,226,872
   39,400,000     Wal-Mart Stores Inc. ........................................   6.88%        10-Aug-2009          38,481,547
    5,000,000     Washington Post Company .....................................   5.50%        15-Feb-2009           4,418,645
   15,900,000     Waste Management Incorporated (Delaware) (b) ................   6.00%        15-May-2001          15,232,216
   15,330,000     Westpac Banking Ltd. ........................................   9.13%        15-Aug-2001          15,826,125
    1,000,000     Westvaco Corp. ..............................................   7.10%        15-Nov-2009             959,974
    4,000,000     Willamette Industries Inc. ..................................   7.85%        01-Jul-2026           3,960,420
   13,500,000     Williams Cos Inc. ...........................................   7.63%        15-Jul-2019          12,951,805
   30,000,000     Williams Cos Inc. ...........................................   6.13%        01-Feb-2001          29,752,950
    5,835,000     WMX Technologies Inc. .......................................   6.25%        15-Oct-2000           5,717,833
   20,128,000     Worldcom Inc. ...............................................   6.95%        15-Aug-2028          18,390,551
    4,070,000     Worldcom Inc. ...............................................   6.40%        15-Aug-2005           3,932,092
   23,200,000     Worldcom Inc. ...............................................   6.13%        15-Aug-2001          22,918,933
    8,000,000     Zions Institutional Capital Trust A .........................   8.54%        15-Dec-2026           8,063,600
 ------------     --------------------------------------------------------------  ----         -----------      --------------
                  TOTAL DEBT INSTRUMENTS (Cost $4,501,518,209) ................                                  4,374,234,872
                  --------------------------------------------------------------                                --------------
                  U.S. GOVERNMENT OBLIGATIONS--0.0%
    2,000,000     United States Treasury Bills (d) (Cost $1,994,522) ..........                20-Jan-2000           1,994,522
 ------------     --------------------------------------------------------------               -----------      --------------
    UNITS
                  STATE STREET BANK AND TRUST COMPANY COLLECTIVE
                   INVESTMENT FUNDS--15.0%
  772,852,749     Short Term Investment Fund (e) (Cost $772,852,749) ..........                                    772,852,749
 ------------     --------------------------------------------------------------                                --------------
                  TOTAL INVESTMENTS--100% (Cost $5,276,365,480) ...............                                 $5,149,082,143
                  ==============================================================                                ==============

(a) Step Coupon Bond. Rate disclosed is that which was in effect at December 31, 1999.

(b) Secutiry exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers.

(c) All or a portion of these securities have been purchased on a delayed delivery basis.

(d) At December 31, 1999, U.S. Treasury Bills with principal of $425,000 were pledged to cover margin requirements for open futures contracts. The following long (short) futures contracts were open at December 31, 1999:




FUTURES                         NUMBER OF        NOTIONAL          MATURITY      UNREALIZED
CONTRACTS                       CONTRACTS          COST              DATE        GAIN/(LOSS)
----------------------------   -----------   ----------------   -------------   ------------
U.S. Treasury Bond .........       (107)      $  (9,953,702)    22-Mar-2000      $  223,389
U.S. Treasury Note .........       (333)        (32,540,705)    22-Mar-2000         619,532
U.S. Treasury Note .........        500          99,862,260     29-Mar-2000        (557,570)
                                                                                 ----------
                                                                                 $  285,351
                                                                                 ==========

(e)     Collective investment fund advised by State Street Global Advisors.

* Variable rate security. Rate disclosed is that which was in effect at December 31, 1999. Date disclosed is the next reset date.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-250

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999


--------------------------------------------------------------------------------
     The following swap contracts were open at December 31, 1999:


     CURRENT                                                                                                     UNREALIZED
    NOTIONAL                                                                                                    APPRECIATION
     AMOUNT                                               DESCRIPTION                                          (DEPRECIATION)
---------------- -------------------------------------------------------------------------------------------- ---------------
 $  50,000,000   Agreement with Goldman Sachs Capital Markets, NY, effective October 2, 1999 and                     $0
                 terminating on October 1, 2000 to make monthly payments equal to 1 month LIBOR minus
                 40 basis points multiplied by the current notional amount of $50,000,000; and to receive or make payments equal to the current notional amount multiplied by the month to date total return of the Lehman Brothers Commercial MBS Index.

    50,000,000   Agreement with Goldman Sachs Capital Markets, NY, effective July 1, 1999 and terminating             0
                 on March 1, 2000 to make monthly payments equal to 1 month LIBOR minus 20 basis points multiplied by the current notional amount of $50,000,000; and to receive or make payments equal to the current notional amount multiplied by the month to date total return of the Lehman Brothers Corporate Index.

    50,000,000   Agreement with Goldman Sachs Capital Markets, NY, effective August 1, 1999 and                       0
                 terminating on June 1, 2000 to make monthly payments equal to 1 month LIBOR minus 30 basis points multiplied by the current notional amount of $50,000,000; and to receive or make payments equal to the current notional amount multiplied by the month to date total return of the Lehman Brothers Corporate Index.

    45,000,000   Agreement with Goldman Sachs Capital Markets, NY, effective May 1, 1999 and terminating              0
                 on February 1, 2000 to make monthly payments equal to 1 month LIBOR multiplied by the current notional amount of $45,000,000; and to receive or make payments equal to the current notional amount multiplied by the month to date total return of the Lehman Brothers
                 Commercial MBS Index.

    50,000,000   Agreement with Goldman Sachs Capital Markets, NY, effective May 15, 1999 and terminating             0
                 on February 1, 2000 to make monthly payments equal to 1 month LIBOR minus 20 basis points multiplied by the current notional amount of $50,000,000; and to receive or make payments equal to the current notional amount multiplied by the month to date total return of the Lehman Brothers Corporate Index.

    50,000,000   Agreement with Goldman Sachs Capital Markets, NY, effective July 1, 1999 and terminating             0
                 on May 1, 2000 to make monthly payments equal to 1 month LIBOR minus 20 basis points multiplied by the current notional amount of $50,000,000; and to receive or make payments equal to the current notional amount multiplied by the month to date total return of the
                 Lehman Brothers Long Corporate Index.                                                               --
                                                                                                                     $0
                                                                                                                     ==

   The accompanying notes are an integral part of these financial statements.

                                    SAI-251

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                      DAILY GOVERNMENT/CORPORATE BOND FUND

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1999


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE


     State Street Bank and Trust Company ("State Street Bank") Daily Government/Corporate Bond Fund (the "Fund") was formed by State Street Bank under a Declaration of Trust. The investment objective of the Fund is to match or exceed the return of the Lehman Brothers Government/ Corporate Bond Index. State Street Bank is Trustee and custodian of the Fund. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


 A. SECURITY VALUATION


     Investments are valued on the basis of valuations furnished by a pricing service approved by the Trustee, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates market value. Investments in regulated investment companies or other State Street Bank collective investment funds are valued at the net asset value per share/unit on the valuation date. Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Index swap contracts are marked-to-market as the net amount due to or from the Fund in accordance with the terms of the contract based on the closing level of the relevant index and interest accrual through valuation date. Exchange-traded options are valued using the last sale price or, in the absence of a sale, the last offering price. Options traded over-the-counter are valued using dealer-supplied valuations.


 B. SECURITY TRANSACTIONS AND INVESTMENT INCOME


     Security transactions are accounted for on trade date. The cost of securities contributed to, and proceeds related to securities delivered by, the Fund in connection with the issuance and redemption of units of participation are based on the valuations of those securities determined as described above. The cost of securities delivered and the net gain or loss on securities sold are determined using the average cost method. Dividend income, if any, is recorded on the ex-dividend date. Interest income earned on securities, if any, is recorded on the accrual basis. Interest income includes accretion of discounts and amortization of premiums.


 C. INCOME TAXES


     It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal income taxes and no federal income tax provision is required.


 D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION


     The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made based upon the closing market value of the securities bought or sold as of the valuation date.


                                    SAI-252

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                      DAILY GOVERNMENT/CORPORATE BOND FUND

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1999

 E. EXPENSES


     Under the Declaration of Trust, the Fund may pay certain expenses for services received during the year. The Trustee is paid a custody fee at an annual rate of 0.0125% of the Fund's average net asset value, excluding the value of investments in other pooled funds managed by the Trustee.


 F. DISTRIBUTIONS TO PARTICIPANTS


     Net investment income and net realized gains are retained by the Fund.


 G. FUTURES CONTRACTST


     The Fund may use futures contracts to manage interest rate exposure. Buying futures tends to increase a fund's exposure to the underlying instrument. Selling futures tends to decrease a fund's exposure to the underlying instrument, or hedge other investments. Futures contracts involve, to varying degrees, credit and market risks.


     The Fund enters into futures contracts only on exchanges or boards of trade where the exchange or board of trade acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange or board of trade. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index.


     Upon entering into a futures contract, the Fund is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are made or received by the Fund periodically, depending on the daily fluctuation in the value of the underlying securities, and are recorded as unrealized gains or losses by the Fund. A gain or loss is realized when the contract is closed or expires.


 H. SWAP CONTRACTS


     Bond index swap contracts entered into by the Fund typically represent the exchange by the Fund with a counterparty of a commitment to pay interest at a variable rate for a cash flow based on the change in market price and/or total return (change in market price plus interest income) of the relevant bond index. Such contracts may have a term of one to ten years, but typically require periodic interim settlement in cash, at which time both the value of the index and the specified interest rate are reset for the next settlement period. During the period that the swap contract is open, changes in the value of the swap are reported as unrealized gains or losses, while periodic cash settlements are reported as realized gains or losses in the Statement of Operations. Unrealized gains or losses are reported as an asset or a liability in the Statement of Assets and Liabilities.


     Entering into bond index swap contracts involves, to varying degrees, elements of credit, market and interest rate risk in excess of the amounts reported in the Statement of Assets and Liabilities. The Fund uses swap contracts to gain exposure to different underlying investments and to gain exposure to markets that might be difficult to invest in through conventional securities. Notional principal amounts are used to express the extent of involvement in those


                                    SAI-253

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                      DAILY GOVERNMENT/CORPORATE BOND FUND

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1999

transactions, but are not delivered under the contracts. Accordingly, credit risk is limited to any amounts receivable from the counterparty. To reduce credit risk from potential counterparty default, the Fund enters into swap contracts with counterparties whose creditworthiness has been approved by the Trustee. The Fund bears the market risk arising from any change in index values or interest rates.


  I. PURCHASED AND WRITTEN OPTIONS


     The Fund may purchase or write (sell) options contracts to manage exposure to the bond market and to fluctuations in interest rates. Writing puts and buying calls tend to increase the Fund's exposure to the underlying instrument. In general, buying puts and writing calls tend to decrease the Fund's exposure to the underlying instrument, or hedge other Fund investments. Options involve, to varying degrees, credit and market risks. Loss in value may arise from changes in the value of the underlying instruments. In writing a put option, the Fund assumes the risk of incurring a loss if the market price decreases and the option is exercised. Writing a call option will increase the risk of loss to the Fund, if the market price increases and the option is exercised. In addition, there is the risk that the Fund may not be able to enter into a closing transaction because of an illiquid secondary market for the contracts or if the counterparties do not perform in accordance with the contracts' terms.


 J. DELAYED DELIVERY COMMITMENTS


     The Fund may purchase or sell securities on a delayed delivery, when issued, or forward commitment basis. Payment and delivery may take place a month or more after the date of the transaction. The price of the underlying securities and the date when the securities will be delivered and paid for are fixed at the time the transaction is negotiated.


 K. USE OF ESTIMATES


     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.


3. INVESTMENT TRANSACTIONS


     Purchases and sales of securities, excluding short-term investments and including in-kind contributions and redemptions, if any, during the year ended December 31, 1999 were $39,266,385,027 and $38,582,055,947, respectively, resulting in a net realized gain (loss) of $(154,608,044). Purchases and sales of short-term investments (including maturities) were $8,502,364,057 and $8,601,565,526, respectively, resulting in a net realized gain (loss) of $150,765.


                                    SAI-254

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                      DAILY GOVERNMENT/CORPORATE BOND FUND

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1999

4. UNITS OF PARTICIPATION

   Participant transactions for the Fund were as follows:


                                                               YEAR ENDED DECEMBER 31,
                                    ------------------------------------------------------------------------------
                                                    1999                                    1998
                                    ------------------------------------   ---------------------------------------
                                         Units              Amount               Units               Amount
                                         ------             ---------            ------              --------
Units issued ....................       89,646,191      $1,252,837,933         115,428,444      $ 1,570,818,324
Units redeemed ..................      (71,736,826)       (999,483,838)       (116,709,556)      (1,580,230,368)
                                       -----------      --------------        ------------      ----------------
Net increase (decrease) .........       17,909,365      $  253,354,095          (1,281,112)     $    (9,412,044)
                                       ===========      ==============        ============      ================

     Units in excess of 10% of the Fund units outstanding at December 31, 1999 held by 1 of the Fund's 20 unitholders aggregated 87% of the Fund's total units outstanding.


                                    SAI-255

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Trustee of
State Street Bank and Trust Company
Short Term Investment Fund


In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the selected per unit data present fairly, in all material respects, the financial position of State Street Bank and Trust Company Short Term Investment Fund at December 31, 1999, and the results of its operations, the changes in its net assets and the selected per unit data for the periods indicated, in conformity with accounting principles generally accepted in the United States. These financial statements and selected per unit data (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1999 by correspondence with the custodian, provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP

February 3, 2000

                                    SAI-256

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Statement of Assets and Liabilities
December 31, 1999

--------------------------------------------------------------------------------

ASSETS
Investments in securities, at amortized cost .......................................    $ 22,889,223,786
Cash ...............................................................................                 993
Interest and other receivables .....................................................         187,063,394
-------------------------------------------------------------------------------------   ----------------
    Total assets ...................................................................      23,076,288,173
-------------------------------------------------------------------------------------   ----------------
LIABILITIES
Distributions payable ..............................................................         117,714,893
Accrued expenses ...................................................................              12,503
-------------------------------------------------------------------------------------   ----------------
    Total liabilities ..............................................................         117,727,396
-------------------------------------------------------------------------------------   ----------------
NET ASSETS (equivalent to $1.00 per unit based on 22,958,386,503 units outstanding)     $ 22,958,560,777
=====================================================================================   ================



   The accompanying notes are an integral part of these financial statements.

                                    SAI-257

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND

Statement of Operations
Year ended December 31, 1999

--------------------------------------------------------------------------------

INVESTMENT INCOME
 Interest .............................................................  $1,290,552,005
-----------------------------------------------------------------------  --------------
EXPENSES
 Audit ................................................................          32,030
 Other ................................................................           7,107
-----------------------------------------------------------------------  --------------
   Total expenses .....................................................          39,137
-----------------------------------------------------------------------  --------------
   Net investment income ..............................................   1,290,512,868
-----------------------------------------------------------------------  --------------
Net realized gain (loss) on investments ...............................         176,396
-----------------------------------------------------------------------  --------------
Net increase (decrease) in net assets resulting from operations .......  $1,290,689,264
=======================================================================  ==============



   The accompanying notes are an integral part of these financial statements.

                                    SAI-258

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND

Statement of Changes in Net Assets


                                                                                        YEAR ENDED DECEMBER 31,
                                                                                        1999                 1998
                                                                                -------------------  -------------------
FROM OPERATIONS
Net investment income ........................................................   $  1,290,512,868     $  1,239,845,994
Net realized gain (loss) on investments ......................................            176,396                  499
-------------------------------------------------------------------------------  ----------------     ----------------
Net increase (decrease) in net assets resulting from operations ..............      1,290,689,264        1,239,846,493
-------------------------------------------------------------------------------  ----------------     ----------------
Distributions ................................................................     (1,290,512,868)      (1,239,845,994)
-------------------------------------------------------------------------------  ----------------     ----------------
FROM PARTICIPANT TRANSACTIONS
Net increase (decrease) in net assets resulting from participant transactions       2,449,660,157        1,945,666,619
-------------------------------------------------------------------------------  ----------------     ----------------
Net increase (decrease) in net assets ........................................      2,449,836,553        1,945,667,118
NET ASSETS
 Beginning of year ...........................................................     20,508,724,224       18,563,057,106
-------------------------------------------------------------------------------  ----------------     ----------------
 End of year .................................................................   $ 22,958,560,777     $ 20,508,724,224
===============================================================================  ================     ================



   The accompanying notes are an integral part of these financial statements.

                                    SAI-259

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND

Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout Each Year)



                                                                     YEAR ENDED DECEMBER 31,
                                         -------------------------------------------------------------------------------
                                               1999            1998            1997            1996            1995
                                         --------------- --------------- --------------- --------------- ---------------
Net investment income ..................   $    0.0522     $    0.0551     $    0.0563     $    0.0548     $    0.0604
Net realized gain (loss) (a) ...........        0.0000          0.0000          0.0000          0.0000          0.0000
Net change in net assets resulting from
 operations ............................   $    0.0522     $    0.0551     $    0.0563     $    0.0548     $    0.0604
========================================   ===========     ===========     ===========     ===========     ===========
Distributions from net investment
 income ................................   $    0.0522     $    0.0551     $    0.0563     $    0.0548     $    0.0604
========================================   ===========     ===========     ===========     ===========     ===========
Total return (%) (b) ...................          5.35            5.65            5.77            5.62            6.21
----------------------------------------   -----------     -----------     -----------     -----------     -----------
Ratio of expenses to average net
 assets (%) (c) ........................          0.00            0.00            0.00            0.00            0.00
Ratio of net investment income to
 average net assets (%) ................          5.22            5.51            5.63            5.48            6.04
Net assets, end of year (000s) .........   $22,958,561     $20,508,724     $18,563,057     $13,762,940     $12,393,148
========================================   ===========     ===========     ===========     ===========     ===========

----------

(a)     Zero amounts represent those which are less than $.00005 per unit.

(b) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year and assumes reinvestment of distributions. The calculation includes only those expenses charged directly to the Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(c)     Rounds to less than .005%.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-260

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999



PRINCIPAL (UNLESS OTHER NOTED)                                                                       VALUE
-------------------------------------------------------------------                            ------------------
                    SHORT TERM INSTRUMENTS--93.5%
 $    100,000,000   Abbey National Treasury Services PLC ..........     5.08%     13-Jan-00     $    99,999,208
       16,475,000   American Express Credit Corporation ...........     6.13%     15-Jun-00          16,484,536
      145,000,000   Amro Bank NV (Chicago) ........................     5.65%     15-Feb-00*        144,965,533
       80,000,000   Assets Securitization Cooperative .............     6.51%     18-Jan-00*         79,992,551
       55,000,000   Assets Securitization Cooperative .............     6.04%     11-Feb-00          54,621,661
      100,000,000   Associates Corporation NA .....................     6.34%     19-Jan-00*         99,983,453
      100,000,000   Associates Corporation NA .....................     5.98%     02-Feb-00          99,468,444
      100,000,000   Associates Corporation NA .....................     5.98%     15-Feb-00          99,252,500
       75,000,000   Associates Corporation NA .....................     5.85%     24-Feb-00          74,341,875
      100,000,000   Associates Corporation NA .....................     5.80%     24-Feb-00          99,130,000
      100,000,000   Associates Corporation NA .....................     5.80%     28-Feb-00          99,065,556
       30,000,000   Associates Corporation NA .....................     5.75%     29-Feb-00          29,717,292
       50,000,000   Associates Corporation NA .....................     5.75%     01-Mar-00          49,520,833
       50,000,000   Associates Corporation NA .....................     5.73%     02-Mar-00          49,514,965
       73,000,000   Associates Corporation NA .....................     5.73%     03-Mar-00          72,280,240
      100,000,000   Associates Corporation NA .....................     5.70%     29-Feb-00          99,065,833
      200,000,000   AT&T Capital Corp. ............................     6.14%     13-Jan-00         199,957,479
       95,387,000   AT&T Capital Corp. ............................     5.78%     25-Feb-00          94,544,680
      100,000,000   AT&T Capital Corp. ............................     5.75%     26-Jan-00          99,600,694
       75,000,000   AT&T Capital Corp. ............................     5.75%     27-Jan-00          74,688,542
      150,000,000   AT&T Capital Corp. 144A .......................     6.16%     07-Feb-00*        150,000,000
       80,000,000   Bank of America ...............................     5.86%     08-Mar-00          79,127,511
      300,000,000   Bank of America (Charlotte) ...................     5.75%     31-Jan-00*        299,991,909
      107,400,000   Bank of America NA ............................     5.12%     22-Feb-00         107,397,052
      200,000,000   Bank of Montreal ..............................     5.50%     03-Jan-00         200,000,000
       50,000,000   Bank of Montreal (Chicago) ....................     5.19%     28-Mar-00          49,994,266
       50,000,000   Bank of New York Inc. .........................     5.35%     24-May-00          49,989,572
       60,000,000   Bank of Nova Scotia ...........................     5.88%     07-Aug-00          59,975,915
      155,000,000   Bank of Nova Scotia ...........................     5.80%     09-Feb-00         155,000,000
      100,000,000   Bank of Nova Scotia ...........................     5.80%     10-Feb-00         100,000,000
       75,000,000   Bank of Nova Scotia ...........................     5.00%     06-Jan-00          74,999,653
      100,000,000   Bank of Scotland ..............................     6.09%     28-Feb-00         100,001,578
       40,000,000   Bank of Scotland ..............................     5.83%     29-Feb-00          39,617,811
       70,000,000   Bank of Scotland (New York) ...................     5.94%     28-Feb-00          69,330,100
      202,000,000   Bank One Corporation ..........................     6.18%     13-Mar-00*        201,928,039
       75,000,000   Bank One Corporation ..........................     6.08%     01-Mar-00*         75,000,000
       70,000,000   Bank One NA (Chicago) .........................     5.98%     27-Mar-00          70,000,000
      150,000,000   Bank One NA (Chicago) .........................     5.98%     31-Mar-00         150,000,000
       75,000,000   Bank One NA (Chicago) .........................     5.93%     15-Feb-00          75,000,000
      200,000,000   Bank One NA (Illinois) ........................     5.96%     30-Mar-00         200,000,000
       15,000,000   BankAmerica Corp. .............................     5.85%     10-Mar-00          14,831,813
      200,000,000   Barclays Bank PLC .............................     5.75%     15-Jan-00*        199,993,946
      100,000,000   Barclays Bank PLC .............................     5.73%     07-Feb-00         100,000,000
      185,000,000   Barclays Bank PLC .............................     5.64%     14-Feb-00*        184,961,175
       60,000,000   Barclays Bank PLC .............................     5.23%     01-Mar-00          59,993,358

   The accompanying notes are an integral part of these financial statements.

                                    SAI-261

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999
Short Term Investments (Continued)


PRINCIPAL (UNLESS OTHER NOTED)                                                                           VALUE
-----------------------------------------------------------------------                            ------------------
                     SHORT TERM INSTRUMENTS (CONTINUED)
 $     100,000,000   Barclays Bank PLC ................................     5.21%     15-May-00     $    99,980,426
       152,000,000   Barclays Bank PLC ................................     5.04%     12-Jan-00         152,000,000
       150,000,000   Branch Banking & Trust Company (NC) ..............     5.64%     24-Feb-00*        149,965,110
        50,000,000   Canadian Imperial Bank of Commerce ...............     6.09%     03-Mar-00*         49,993,736
       200,000,000   Canadian Imperial Bank of Commerce ...............     5.50%     03-Jan-00         200,000,000
       300,000,000   Canadian Imperial Bank of Commerce ...............     5.25%     03-Jan-00         300,000,000
        80,000,000   Canadian Imperial Bank of Commerce ...............     5.18%     28-Mar-00          79,988,991
       100,000,000   Canadian Imperial Bank of Commerce ...............     5.12%     23-Feb-00          99,994,404
       105,000,000   Canadian Imperial Bank of Commerce ...............     5.11%     22-Feb-00         104,995,675
       100,000,000   Canadian Imperial Bank of Commerce (NY) ..........     5.10%     12-Apr-00          99,986,538
       100,000,000   CBA Finance Inc. (Delaware) ......................     5.94%     13-Mar-00          98,812,000
        30,000,000   CBA Finance Inc. (Delaware) ......................     5.84%     23-Feb-00          29,742,067
       190,000,000   Chase Manhattan Corp. ............................     5.76%     28-Apr-00         186,412,800
       100,000,000   Chase Manhattan Corp. ............................     5.73%     28-Feb-00          99,076,833
       636,751,000   Chase Manhattan Corp. ............................     5.00%     03-Jan-00         636,751,000
       200,000,000   Ciesco L P .......................................     6.19%     18-Feb-00         198,349,333
        30,000,000   Ciesco L P .......................................     5.84%     14-Feb-00          29,785,867
        50,000,000   CIT Group Incorporated ...........................     5.63%     15-Feb-00*         49,987,751
       100,000,000   Coca Cola Co. ....................................     5.86%     10-Feb-00          99,348,889
        50,000,000   Coca Cola Co. ....................................     5.84%     08-Feb-00          49,691,778
       100,000,000   Coca Cola Co. ....................................     5.77%     03-Feb-00          99,471,083
       138,000,000   Comerica Bank (Detroit) ..........................     6.45%     24-Jan-00*        137,951,384
        75,000,000   Comerica Bank (Detroit) ..........................     6.45%     20-Jan-00*         74,974,839
       100,000,000   Comerica Bank (Detroit) ..........................     6.42%     10-Jan-00*         99,999,488
        50,000,000   Comerica Bank (Detroit) ..........................     6.40%     07-Jan-00*         49,995,571
        94,000,000   Comerica Bank (Detroit) ..........................     6.38%     12-Jan-00*         93,975,075
       135,000,000   Comerica Bank (Detroit) ..........................     6.36%     11-Jan-00*        134,971,313
       100,000,000   Credit Comm De France NA .........................     5.91%     10-Feb-00         100,002,189
        50,000,000   Cregem Incorporated NA ...........................     5.90%     08-Mar-00          49,450,972
        35,000,000   Cregem Incorporated NA ...........................     5.82%     10-Feb-00          34,773,667
        75,000,000   Cregem Incorporated NA ...........................     5.82%     11-Feb-00          74,502,875
        50,000,000   Daimler-Benz NA ..................................     5.94%     03-Mar-00          49,488,931
        75,000,000   Daimler-Benz NA ..................................     5.73%     02-Mar-00          74,271,813
        80,000,000   Daimlerchrysler NA Holding Corporation ...........     6.00%     17-Feb-00          79,373,333
        85,000,000   Daimlerchrysler NA Holding Corporation ...........     6.00%     18-Feb-00          84,320,000
        28,000,000   Delaware Funding Corp. ...........................     6.12%     21-Jan-00          27,904,800
        59,972,000   Delaware Funding Corp. ...........................     5.93%     21-Jan-00          59,774,426
        34,010,000   Delaware Funding Corp. ...........................     5.88%     07-Feb-00          33,804,466
        50,000,000   Den Danske Corporation ...........................     5.85%     28-Feb-00          49,528,750
        50,000,000   Den Danske Corporation ...........................     5.40%     24-Jan-00          49,827,500
       115,000,000   Den Denske Corporation (Delaware) ................     6.06%     24-Jan-00         114,554,758
       205,000,000   Deutsche Bank AG .................................     6.39%     13-Jan-00*        204,825,078
       283,000,000   Diageo Capital PLC ...............................     6.02%     10-Feb-00*        282,855,227
       100,000,000   Dresdner Bank Frankfurt Branch ...................     6.11%     14-Mar-00         100,000,000

   The accompanying notes are an integral part of these financial statements.

                                    SAI-262

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999
Short Term Investments (Continued)


PRINCIPAL (UNLESS OTHER NOTED)                                                                           VALUE
----------------------------------------------------------------------                            ------------------
                     SHORT TERM INSTRUMENTS (CONTINUED)
 $      25,000,000   Du Pont el de Nemours & Co. .....................     5.84%     07-Feb-00     $    24,849,944
       100,000,000   Du Pont el de Nemours & Co. .....................     5.78%     14-Apr-00          98,330,222
        50,000,000   Du Pont el de Nemours & Co. .....................     5.77%     27-Jan-00          49,791,639
        45,000,000   Du Pont el de Nemours & Co. .....................     5.24%     03-Mar-00          44,995,955
        48,000,000   Edison Asset Securitization .....................     6.01%     18-Feb-00          47,615,360
        45,000,000   Edison Asset Securitization .....................     5.92%     11-Feb-00          44,696,600
        50,558,000   Edison Asset Securitization .....................     5.85%     22-Mar-00          49,892,530
        75,000,000   Emerson Electric Company ........................     5.13%     17-Mar-00          74,986,169
       135,658,000   Falcon Asset Securitization .....................     6.13%     20-Jan-00         135,219,109
        64,000,000   Falcon Asset Securitization .....................     6.13%     21-Jan-00          63,782,044
        65,000,000   Falcon Asset Securitization .....................     6.11%     20-Jan-00          64,790,393
        79,114,000   Falcon Asset Securitization .....................     6.03%     11-Feb-00          78,570,685
        47,675,000   Falcon Asset Securitization .....................     6.02%     25-Feb-00          47,236,522
        47,595,000   Falcon Asset Securitization .....................     5.90%     18-Feb-00          47,220,586
        50,000,000   Falcon Asset Securitization .....................     5.88%     22-Feb-00          49,575,333
        20,000,000   Federal Home Loan Bank ..........................     5.92%     04-Jan-00*         19,989,591
        75,000,000   Federal Home Loan Bank ..........................     5.57%     19-Jan-00*         74,998,912
        60,000,000   Federal Home Loan Bank ..........................     5.49%     11-Feb-00          59,625,192
        62,206,000   Federal Home Loan Bank ..........................     5.48%     09-Feb-00          61,836,704
       100,000,000   Federal Home Loan Bank ..........................     5.16%     08-Mar-00          99,984,623
        25,000,000   Federal Home Loan Bank ..........................     4.97%     20-Apr-00          24,995,642
       100,000,000   Federal Home Loan Mortgage Corporation ..........     5.75%     17-Feb-00          99,249,306
       195,000,000   Federal Home Loan Mortgage Corporation ..........     5.50%     25-Feb-00         193,361,458
       200,000,000   Federal National Mortgage Association ...........     6.20%     27-Dec-00         199,766,778
        20,000,000   Federal National Mortgage Association ...........     5.83%     16-Mar-00          19,757,083
        23,510,000   Federal National Mortgage Association ...........     5.81%     16-Mar-00          23,225,431
       100,000,000   Federal National Mortgage Association ...........     5.77%     09-Mar-00          98,910,111
       100,000,000   Federal National Mortgage Association ...........     5.77%     16-Mar-00          98,797,917
        55,000,000   Federal National Mortgage Association ...........     5.55%     02-Feb-00          54,728,667
        34,736,000   Federal National Mortgage Association ...........     5.54%     27-Jan-00          34,597,017
       200,000,000   Federal National Mortgage Association ...........     5.54%     07-Feb-00         198,861,222
       200,000,000   Federal National Mortgage Association ...........     5.54%     08-Feb-00         198,831,500
        80,000,000   Federal National Mortgage Association ...........     5.54%     09-Feb-00          79,520,300
        50,000,000   Federal National Mortgage Association ...........     5.49%     10-Feb-00          49,695,000
        20,000,000   First Chicago Corp. .............................     6.14%     06-Mar-00*         19,996,752
       100,000,000   First National Bank (Chicago) ...................     6.00%     11-Aug-00          99,970,822
       100,000,000   First National Bank (Chicago) ...................     5.18%     15-Mar-00          99,985,365
       100,000,000   First National Bank (Chicago) ...................     5.09%     19-Apr-00          99,982,737
        75,000,000   First Tennessee Bank NA .........................     5.75%     28-Feb-00          75,000,000
       100,000,000   First Tennessee Bank NA .........................     5.55%     20-Jan-00         100,000,000
        80,000,000   First Union National ............................     6.43%     19-Jan-00*         80,000,000
       100,000,000   First Union National ............................     6.20%     28-Jan-00*        100,000,000
       148,000,000   First Union National ............................     6.14%     17-Feb-00*        148,000,000
       115,000,000   First Union National ............................     5.30%     01-Mar-00         115,000,000

   The accompanying notes are an integral part of these financial statements.

                                    SAI-263

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999
Short Term Investments (Continued)


PRINCIPAL (UNLESS OTHER NOTED)                                                                          VALUE
---------------------------------------------------------------------                            ------------------
                     SHORT TERM INSTRUMENTS (CONTINUED)
 $     110,000,000   Fleet Financial Group Inc. .....................     5.95%     29-Feb-00     $   108,927,347
       158,000,000   Fleet Financial Group Incorporated .............     6.24%     13-Jan-00*        157,942,500
       200,000,000   Fleet National Bank (R.I.) .....................     5.78%     15-Feb-00*        199,890,079
       132,500,000   Ford Motor Credit Company ......................     6.05%     22-Feb-00*        132,442,277
       209,500,000   Ford Motor Credit Company ......................     5.74%     18-Feb-00*        209,368,353
       200,000,000   Ford Motor Credit Company ......................     5.70%     07-Feb-00*        200,000,000
        75,000,000   Ford Motor Credit Company ......................     5.70%     29-Feb-00          74,299,375
       100,000,000   GE Capital International Funding ...............     5.84%     15-Mar-00          98,799,556
        60,000,000   GE Capital International Funding ...............     5.72%     23-Feb-00          59,494,733
        45,357,000   GE Capital International Funding ...............     5.71%     14-Feb-00          45,040,459
        50,000,000   GE Capital International Funding ...............     5.67%     07-Feb-00          49,708,625
        60,000,000   GE Capital International Funding ...............     5.59%     10-Feb-00          59,627,333
       100,000,000   GE Capital International Funding ...............     5.43%     24-Jan-00          99,653,083
        30,000,000   General Electric Capital Corp. .................     6.13%     12-Jan-00*         30,000,000
        40,000,000   General Electric Capital Corp. .................     6.11%     03-Feb-00*         40,000,000
        70,000,000   General Electric Capital Corp. .................     6.01%     14-Feb-00*         70,000,000
       100,000,000   General Electric Capital Corp. .................     5.78%     18-Feb-00          99,229,333
       100,000,000   General Electric Capital Corp. .................     5.74%     24-Feb-00          99,139,000
        77,000,000   General Electric Capital Corp. .................     5.72%     09-Mar-00          76,168,058
        60,000,000   General Electric Capital Corp. .................     5.41%     24-Jan-00          59,792,617
       100,000,000   General Electric Capital Corp. .................     5.41%     09-Feb-00          99,413,917
       310,000,000   GTE Corporation ................................     6.03%     02-Mar-00*        309,858,384
         5,415,000   Halifax PLC ....................................     5.75%     30-Mar-00           5,338,024
       100,000,000   Harris Trust & Savings Bank ....................     5.50%     01-Mar-00*        100,000,000
       138,500,000   Harris Trust & Savings Bank (Chicago) ..........     5.66%     03-Jan-00         138,468,831
       150,000,000   Household Finance Corporation ..................     6.03%     17-Mar-00*        149,973,034
       135,000,000   Household Finance Corporation ..................     5.68%     07-Jul-00         134,965,986
        75,750,000   IBM Credit Corporation .........................     5.99%     16-Aug-00          75,710,362
        58,010,000   International Business Machines ................     6.38%     15-Jun-00          58,107,860
        50,000,000   International Business Machines ................     5.95%     17-Aug-00          49,980,805
        88,000,000   Key Bank NA ....................................     6.42%     25-Jan-00*         87,974,836
        25,000,000   Key Bank NA ....................................     6.23%     31-Jan-00*         24,991,996
       150,000,000   Key Bank NA ....................................     6.22%     31-Jan-00*        150,000,000
       258,000,000   Key Bank NA ....................................     6.15%     07-Mar-00*        257,913,753
        55,000,000   Key Bank NA ....................................     6.08%     18-Feb-00*         55,001,806
       209,000,000   Key Bank NA ....................................     5.70%     14-Jan-00*        208,928,824
       100,000,000   Key Bank NA ....................................     5.67%     17-Jul-00          99,974,015
       100,000,000   Lloyds Bank (NY) ...............................     5.90%     10-Feb-00         100,002,189
        96,000,000   Marshall & Ilsley Bank .........................     6.07%     28-Sep-00          96,000,000
       200,000,000   Marshall & Ilsley Bank (Grand Cayman) ..........     5.25%     03-Jan-00         200,000,000
       250,000,000   Merck & Co., Inc. ..............................     5.80%     10-Feb-00         248,388,889
        66,075,000   Merck & Co., Inc. ..............................     5.74%     31-Jan-00          65,758,941
        43,500,000   Merck & Co., Inc. ..............................     5.74%     01-Feb-00          43,284,989
        51,000,000   Merck & Co., Inc. ..............................     5.74%     03-Feb-00          50,731,655

   The accompanying notes are an integral part of these financial statements.

                                    SAI-264

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999
Short Term Investments (Continued)


PRINCIPAL (UNLESS OTHER NOTED)                                                                        VALUE
-------------------------------------------------------------------                            ------------------
                     SHORT TERM INSTRUMENTS (CONTINUED)
 $     140,000,000   Merrill Lynch & Company Inc. ................. 5.95%         23-Feb-00     $   138,773,639
        54,450,000   Merrill Lynch & Company Inc. ................. 5.95%         24-Feb-00          53,964,034
        40,000,000   Merrill Lynch & Company Inc. ................. 5.83%         24-Feb-00          39,650,200
       100,000,000   Morgan Guaranty Trust Co. .................... 6.06%         22-Feb-00         100,000,000
        55,000,000   National City Bank (Cleveland) ............... 5.20%         15-May-00          54,990,211
        75,000,000   National Westminster Bank PLC ................ 4.98%         07-Jan-00          74,999,524
       125,000,000   NationsBank NA (Carolinas) ................... 5.00%         05-Jan-00         124,999,736
       200,000,000   Norwest Bank (Grand Cayman) .................. 5.50%         03-Jan-00         200,000,000
        50,000,000   Old Kent Bank (Grand Rapids) ................. 5.64%         28-Jan-00*         49,990,496
       200,000,000   Pittsburgh National Bank (Nassau) ............ 5.50%         03-Jan-00         200,000,000
        75,000,000   PNC Bank NA (Pittsburgh) ..................... 6.37%         03-Jan-00*         74,992,714
        55,000,000   Preferred Receivables Funding Corp. .......... 6.20%         28-Feb-00          54,450,611
        82,965,000   Preferred Receivables Funding Corp. .......... 6.02%         28-Feb-00          82,160,332
        72,480,000   Preferred Receivables Funding Corp. .......... 5.88%         03-Feb-00          72,089,333
        30,000,000   Svenska Handelsbanken AB ..................... 5.47%         01-Jun-00          29,996,401
        25,000,000   Svenska Handelsbanken AB ..................... 5.29%         01-Mar-00          24,997,826
        25,000,000   Svenska Handelsbanken AB ..................... 5.21%         01-Mar-00          24,998,418
        25,000,000   Svenska Handelsbanken AB ..................... 5.16%         28-Apr-00          24,995,720
        45,000,000   Svenska Handelsbanken AB ..................... 5.07%         08-Feb-00          44,998,419
        50,000,000   Toronto Dominion Bank ........................ 5.10%         25-Apr-00          49,984,834
        30,000,000   Toronto Dominion Holdings USA ................ 5.15%         28-Feb-00          29,998,164
        25,000,000   Toronto Dominion Holdings USA ................ 5.15%         20-Apr-00          24,996,372
       100,000,000   Toronto Dominion Yankee ...................... 5.10%         10-Apr-00          99,986,804
       100,000,000   UBS AG Stamford Branch ....................... 6.22%         11-Dec-00          99,927,960
        35,000,000   UBS AG Stamford Branch ....................... 5.80%         02-Aug-00          34,990,181
        75,000,000   UBS AG Stamford Branch ....................... 5.55%         05-Jun-00          74,984,628
       500,000,000   Union Bank of Switzerland .................... 5.50%         03-Jan-00         500,000,000
       200,000,000   Wells Fargo & Company ........................ 5.96%         18-Feb-00*        199,947,989
        30,000,000   Wells Fargo & Company ........................ 5.88%         16-Feb-00          29,781,117
        85,000,000   Wells Fargo & Company ........................ 5.77%         31-Mar-00          83,773,875
        75,000,000   Westpac Banking Corporation .................. 6.26%         23-Oct-00          74,956,561
        75,000,000   Westpac Banking Corporation .................. 6.08%         18-Jan-00          74,986,880
       100,000,000   Westpac Banking Corporation .................. 5.92%         10-Mar-00          98,865,333
        30,000,000   Westpac Banking Corporation .................. 5.83%         02-Aug-00          29,991,586
        25,000,000   Westpac Banking Corporation .................. 5.10%         19-Apr-00          24,996,404
       100,000,000   Westpac Banking Corporation .................. 5.07%         17-Feb-00          99,996,276
       100,000,000   Woolwich Building Society .................... 5.80%         10-Feb-00          99,355,556
       100,000,000   Woolwich Building Society .................... 5.23%         06-Mar-00          99,055,694
       155,000,000   Xerox Capital Europe PLC ..................... 6.02%         18-Feb-00*        154,937,949
        40,000,000   Xerox Corporation ............................ 5.64%         14-Jul-00          39,982,655
 -----------------   ---------------------------------------------- ----          ----------    ---------------
                     TOTAL SHORT TERM INSTRUMENTS
                     (Cost $21,405,847,786)........................                              21,405,847,786
                     -----------------------------------------------                            ---------------


   The accompanying notes are an integral part of these financial statements.

                                    SAI-265

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1999
Short Term Investments (Continued)


PRINCIPAL (UNLESS OTHER NOTED)                                                                                 VALUE
--------------------------------------------------------------------------------                        ------------------
                    REPURCHASE AGREEMENTS--6.5%
 $    175,000,000   Banc One Capital
                    (Collateralized by $179,950,000 Federal Home Loan Bank
                    Discount Notes due 2/18/00 valued at $175,141,174) ......... 4.00%      03-Jan-00    $   175,000,000
-------------------------------------------------------------------------------- ----       ---------    ---------------
      165,000,000   Societe Generale Corporation (Collateralized by
                    $150,000,000 Federal Home Loan Bank Discount Notes
                    due 2/15/00 valued at $146,910,207 and $21,800,000
                    Federal National Mortgage Association Discount Note due
                    2/24/00 valued at $21,507,877) ............................. 3.05%      03-Jan-00        165,000,000
-------------------------------------------------------------------------------- ----       ---------    ---------------
      935,000,000   Lehman Brothers Global Trading & Finance (Collateralized
                    by $350,000,000 Federal Home Loan Bank Bonds 5.41%
                    due 3/1/04 valued at $340,691,941; $270,000,000 Federal
                    National Mortgage Association Medium Term Notes 5.12%
                    due 5/26/00 valued at $269,038,441; $200,000,000 Federal
                    Home Loan Bank Bonds 5.45% due 1/28/04 valued at
                    $189,657,175; $127,500,000 Federal Home Loan Bank
                    Bonds 5.52% due 1/28/04 valued at $124,012,493;
                    $18,070,000 Federal Home Loan Bank Bonds 5.30% due
                    1/6/04 valued at $17,739,938) .............................. 3.00%      03-Jan-00        935,000,000
-------------------------------------------------------------------------------- ----       ---------    ---------------
      208,376,000   J.P. Morgan & Company Inc. (Collateralized by
                    $69,800,000 Federal Home Loan Mortgage Corporation
                    Discount note due 8/1/00 valued at $67,464,132;
                    $100,000,000 Federal Home Loan Mortgage Corporation
                    Discount note due 9/12/00 valued at $96,018,275;
                    $38,660,000 Federal Home Loan Mortgage Corporation
                    Discount note due 1/21/00 valued at $38,524,593;
                    $10,635,000 Federal Home Loan Mortgage Corporation
                    Discount note due 2/2/00 valued at $10,585,995) ............ 2.90%      03-Jan-00        208,376,000
-------------------------------------------------------------------------------- ----       ---------    ---------------
                    TOTAL REPURCHASE AGREEMENTS
                    (Cost $1,483,376,000).......................................                           1,483,376,000
---------------------------------------------------------------------------------                        ---------------
                    TOTAL INVESTMENTS--100%
                    (COST $22,889,223,786)......................................                         $22,889,223,786
=================================================================================                        ===============

----------

* Variable rate security. Rate disclosed is that which was in effect at December 31, 1999. Date disclosed is the next interest rate reset date.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-266

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                           SHORT TERM INVESTMENT FUND

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1999


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

     State Street Bank and Trust Company ("State Street Bank") Short Term Investment Fund (the "Fund") was formed by State Street Bank under a Declaration of Trust. The investment objective of the Fund is to maintain a diversified portfolio of short-term securities. The investments of the Fund are currently limited to high-quality bonds, notes, commercial paper and other evidences of indebtedness which are payable on demand or which have a maturity date not exceeding three months from the date of purchase, except that up to 20% of the Fund's investments may be placed in securities with a maturity date not exceeding 13 months. State Street Bank is Trustee and custodian of the Fund. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


 A. SECURITY VALUATION

     Investments are stated at amortized cost, which approximates market value.



 B. SECURITY TRANSACTIONS AND RELATED INVESTMENT INCOME

     Security transactions are accounted for on trade date. The cost of securities contributed to, and proceeds related to securities delivered by, the Fundin connection with the issuance and redemption of units of participation are based on the valuations of those securities determined as described above. The cost of securities delivered and the net gain or loss on securities sold are determined using the average cost method. Interest income earned on securities, if any, is recorded on the accrual basis. Interest income includes accretion of discounts and amortization of premiums.


 C. INCOME TAXES

     It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal income taxes and no federal income tax provision is required.


 D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

     Issuances and redemptions of participant units are made on each business day ("valuation date"). Participant units are typically purchased and redeemed at a constant net asset value of $1.00 per unit. In the event that a significant disparity develops between the constant net asset value and the market-based net asset value of the Fund, the Trustee may determine that continued redemption at a constant $1.00 net asset value would create inequitable results for the Fund's unitholders. In these circumstances, the Trustee, in its sole discretion and acting on behalf of the Fund's unitholders, may direct that units be redeemed at the market-based net asset value until such time as the disparity between the market-based and the constant net asset value per unit is deemed to be immaterial.


 E. EXPENSES


     Under the Declaration of Trust, the Fund may pay certain expenses for services received during the year.

                                    SAI-267

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                           SHORT TERM INVESTMENT FUND

                         NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
 F. DISTRIBUTIONS TO PARTICIPANTS

     Distributions from net investment income are recorded on each valuation date and paid monthly. Net realized gains are retained by the Fund.


 G. REPURCHASE AGREEMENTS

     A repurchase agreement customarily obligates the seller at the time it sells securities to the Fund to repurchase the securities at a mutually agreed upon price and time which, in the case of the Fund's transactions, is within seven days. The total amount received by the Fund on repurchase is calculated to exceed the price paid by the Fund, reflecting an agreed upon market rate of interest for the period of time to the settlement date, and is not necessarily related to the interest rate on the underlying securities. The underlying securities consist of securities in which the Fund is permitted to invest. Repurchase agreements are fully collateralized at all times. The use of repurchase agreements involves certain risks. For example, if the seller of securities under a repurchase agreement defaults on its obligation to repurchase the underlying securities, as a result of its bankruptcy or otherwise, the Fund will seek to dispose of such securities, which action could involve costs or delays. The Fund may enter into repurchase agreements maturing within seven days with domestic dealers, banks and other financial institutions deemed to be creditworthy by the investment manager.


 H. USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.


3. INVESTMENT TRANSACTIONS

     Purchases and sales of short-term investments (including maturities) during the year ended December 31, 1999 were $1,101,714,031,606 and $1,099,689,423,619, respectively, resulting in a net realized gain (loss) of $176,396.


4. UNITS OF PARTICIPATION

     Participant transactions for the Fund were as follows:




                                                          YEAR ENDED DECEMBER 31,
                            -----------------------------------------------------------------------------------
                                              1999                                      1998
                            ----------------------------------------- -----------------------------------------
                                    UNITS               AMOUNT                UNITS               AMOUNT
                            -------------------- -------------------- -------------------- --------------------
Units issued ..............     65,086,115,993    $  65,086,115,993       83,589,471,035    $  83,589,471,035
Units redeemed ............    (62,636,455,836)     (62,636,455,836)     (81,643,804,416)     (81,643,804,416)
                               ---------------    -----------------      ---------------    -----------------
Net increase (decrease) ...      2,449,660,157    $   2,449,660,157        1,945,666,619    $   1,945,666,619
                               ===============    =================      ===============    =================

                                     SAI-268

          Supplement dated May 1, 2000 to Prospectus dated May 1, 2000
    ------------------------------------------------------------------------

                          MEMBERS RETIREMENT PROGRAMS

                          funded under contracts with
           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
             1290 Avenue of the Americas, New York, New York 10104
                        Toll-Free Telephone 800-223-5790


                       ----------------------------------

                           VARIABLE ANNUITY BENEFITS

                       ----------------------------------


           This Prospectus Supplement should be read and retained for future reference by Participants in the Members Retirement
                     Programs who are considering variable
                   annuity payment benefits after retirement.

                This Prospectus Supplement is not authorized for
                 distribution unless accompanied or preceded by
                    the Prospectus dated May 1, 2000 for the
                    appropriate Members Retirement Program.


------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS: ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
------------------------------------------------------------------------------

                              RETIREMENT BENEFITS

         When you become eligible to receive benefits under a Members Retirement Program, you may select one or more of the following forms of distribution, which are available in variable or fixed form. The law requires that if the value of your Account Balance is more than $5,000, you must receive a Qualified Joint and Survivor Annuity unless your Spouse consents to a different election.

         Life Annuity - annuity providing monthly payments for your life. No payments will be made after your death, even if you have received only one payment.

         Life Annuity Period Certain - an annuity providing monthly payments for your life or, if longer, a specified period of time. If you die before the end of that specified period, payments will continue to your beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years; the longer the specified period, the smaller the monthly payments will be.

         Joint and Survivor Annuity - Period Certain - an annuity providing monthly payments for your life and that of your beneficiary or, if longer, a specified period of time. If you and your beneficiary both die before the end of the specified period, payments will continue to your contingent beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years; the longer the specified period, the smaller the monthly payments will be.

How Annuity Payments are Made

         When your distribution of benefits under an annuity begins, your Units in the Funds are redeemed. Part or all of the proceeds, plus part or all of your Account Balance in the General Account Options, may be used to purchase an annuity. The minimum amount that can be used to purchase any type of annuity is $5,000. Usually, a $350 charge will be deducted from the amount used to purchase the annuity to reimburse us for administrative expenses associated with processing the application and with issuing each month's annuity payment. Applicable premium taxes will also be deducted.

Annuity payments may be fixed or variable.

         FIXED ANNUITY PAYMENTS. Fixed annuity payments are determined from our annuity rate tables in effect at the time the first annuity payment is made. The minimum amount of the fixed payments is determined from tables in our contract with the Trustees, which show the amount of proceeds necessary to purchase each $1 of monthly annuity payments (after deduction of any applicable taxes and the annuity administrative charge). These tables are designed to determine the amounts required to pay for the annuity selected, taking into account our administrative and investment expenses and mortality and expense risks. The size of your payment will depend upon the form of annuity chosen, your age and the age of your beneficiary if you select a joint and survivor annuity.
         If our current group annuity rates for payment of proceeds would produce a larger payment, those rates will apply instead of the minimums in the contract tables. If we give any group pension client with a qualified plan a better annuity rate than those currently available for the Program, we will also make those rates available to Program participants. The annuity administrative charge may be greater than $350 in that case. Under our contract with the Trustees, we may change the tables but not more frequently than once every five years. Fixed annuity payments will not fluctuate during the payment period.

         VARIABLE ANNUITY PAYMENTS. Variable annuity payments are funded through our Separate Account No. 4 (Pooled) (the "Fund"), through the purchase of Annuity Units. The number of Annuity Units purchased is equal to the amount of the first annuity payment divided by the Annuity Unit Value for the due date of the first annuity payment. The amount of the first annuity payment is determined in the same manner for a variable annuity as it is for a fixed annuity. The number of Annuity Units stays the same throughout the payment period for the variable annuity but the Annuity Unit Value changes to reflect the investment income and the realized and unrealized capital gains and losses of the Fund, after adjustment for an assumed base rate of return of 5-3/4%, described below.

         The amounts of variable annuity payments are determined as follows:
Payments normally start as of the first day of the second calendar month following our receipt of the proper forms. The first two monthly payments are the same.

         Payments after the first two will vary according to the investment performance of the Fund. Each monthly payment will be calculated by multiplying the number of Annuity Units credited to you by the Annuity Unit Value for the first business day of the calendar month before the due date of the payment.

         The Annuity Unit Value was set at $1.1553 as of July 1, 1969, the first day that Separate Account No. 4 (Pooled) was operational. For any month after that date, it is the Annuity Unit Value for the preceding month multiplied by the change factor for the current month. The change factor gives effect to the assumed annual base rate of return of 4-3/4% and to the actual investment experience of the Fund.

         Because of the adjustment for the assumed base rate of return, the Annuity Unit Value rises and falls depending on whether the actual rate of investment return is higher or lower than 5-3/4%.

         Illustration of Changes in Annuity Payments. To show how we determine variable annuity payments from month to month, assume that the amount you applied to purchase an annuity is enough to fund an annuity with a monthly payment of $363 and that the Annuity Unit Value for the due date of the first annuity payment is $1.05. The number of annuity units credited under your certificate would be 345.71 (363 divided by 1.05 = 345.71). If the third monthly payment is due on March 1, and the Annuity Unit Value for February was $1.10, the annuity payment for March would be the number of units (345.71) times the Annuity Unit Value ($1.10), or $380.28. If the Annuity Unit Value was $1.00 on March 1, the annuity payment for April would be 345.71 times $1.00 or $345.71.

Summary of Annuity Unit Values for the Fund

         This table shows the Annuity Unit Values with an assumed based rate of return of 5 3/4%.

                First Business Day of          Annuity Unit Value
                ---------------------          ------------------
                     October 1987                   $4.3934
                     October 1988                   $3.5444
                     October 1989                   $4.8357
                     October 1990                   $3.8569
                     October 1991                   $5.4677
                     October 1992                   $5.1818
                     October 1993                   $6.3886
                     October 1994                   $6.1563
                     October 1995                   $7.4970
                     October 1996                   $8.0828
                     October 1997                  $11.0300
                     October 1998                   $7.5963
                     October 1999                   $9.8568

                                    THE FUND

         The Fund (Separate Account No. 4 (Pooled)) was established pursuant to the Insurance law of the State of New York in 1969. It is an investment account used to fund benefits under group annuity contracts and other agreements for tax-deferred retirement programs administered by us.

         For a full description of the Fund, its investment policies, the risks of an investment in the Fund and information relating to the valuation of Fund assets, see the description of the Fund in our May 1, 2000 prospectus and the Statement of Additional Information.

                               INVESTMENT MANAGER

The Manager

         We, Equitable Life, act as Investment Manager to the Fund. As such, we have complete discretion over Fund assets and we invest and reinvest these assets in accordance with the investment policies described in our May 1, 2000 prospectus and Statement of Additional Information.

         We are a New York stock life insurance company with our Home Office at 1290 Avenue of the Americas, New York, New York 10104. Founded in 1859, we are one of the largest insurance companies in the United States. Equitable Life, our sole stockholder AXA Financial, Inc., and their subsidiaries managed assets of approximately $462.7 billion as of December 31, 1999, including third party assets of $340.6 billion.

Investment Management

         In providing investment management to the Fund, we currently use the personnel and facilities of our majority owned subsidiary, Alliance Capital Management L.P. ("Alliance"), for portfolio selection and transaction services. For a description of Alliance, see our May 1, 2000 Members Retirement Program prospectus.

Fund Transactions

         The Fund is charged for securities brokers commissions, transfer taxes and other fees relating to securities transactions. Transactions in equity securities for the Fund are executed primarily through brokers which are selected by Alliance/Equitable Life and receive commissions paid by the Fund. For 1999, 1998 and 1997, the Fund paid $5,877,438, $4,288,187 and $3,698,148, respectively, in brokerage commissions. For a full description of our policies relating to the selection of brokers, see the description of the fund in our May 1, 2000 Statement of Additional Information.

                              FINANCIAL STATEMENTS

                  The financial statements of the Fund reflect applicable fees, charges and other expenses under the Members Retirement Programs as in effect during the periods covered, as well as the charges against the account made in accordance with the terms of all other contracts participating in the account.


Separate Account No. 4 (Pooled):                                   Page

Report of Independent Accountants - PricewaterhouseCoopers LLP        7

        Statement of Assets and Liabilities,
             December 31, 1999                                        8

        Statement of Operations and Changes in Net Assets
             for the Years Ended December 31, 1999 and 1998           9

        Portfolio of Investments
             December 31, 1999                                       10

        Notes to Financial Statements                                15

--------------------------------------------------------------------------------

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
The Equitable Life Assurance Society of the United States and the Contractowners of Separate Account No. 4 of The Equitable Life Assurance Society of the United States



In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and changes in net assets present fairly, in all material respects, the financial position of Separate Account No. 4 (Pooled) (The Growth Equity Fund) of The Equitable Life Assurance Society of the United States ("Equitable Life") at December 31, 1999, the results of its operations for the year then ended and changes in its net assets for each of the two years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1999 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
New York, New York
February 1, 2000

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statement of Assets and Liabilities
December 31, 1999

------------------------------------------------------------------------------------------------------------
ASSETS:
Investments (Notes 2 and 3):
 Common stocks -- at market value (cost: $1,333,345,581) .................................    $1,777,794,011
 Long-term debt securities -- at market value (amortized cost: $7,810,985) ...............        11,874,375
 Participation in Separate Account No. 2A -- at amortized cost, which approximates market value, equivalent to
  120,801 units at $300.60 ...............................................................        36,312,393
Receivable for investment securities sold ................................................         6,662,243
Dividends and interest receivable ........................................................         1,361,064
------------------------------------------------------------------------------------------------------------
  Total assets ...........................................................................     1,834,004,086
------------------------------------------------------------------------------------------------------------
LIABILITIES:
Due to Equitable Life's General Account ..................................................        39,371,465
Payable for investment securities purchased ..............................................         1,639,781
Custodian fee payable ....................................................................           367,334
Investment management fees payable .......................................................             3,770
Accrued expense ..........................................................................           482,251
------------------------------------------------------------------------------------------------------------
  Total liabilities ......................................................................        41,864,601
------------------------------------------------------------------------------------------------------------
NET ASSETS ...............................................................................    $1,792,139,485
============================================================================================================
Amount retained by Equitable Life in Separate Account No. 4 ..............................    $    2,714,541
Net assets attributable to contract owners ...............................................     1,735,846,337
Net assets attributable to annuity benefits ..............................................        53,578,607
------------------------------------------------------------------------------------------------------------
NET ASSETS ...............................................................................    $1,792,139,485
============================================================================================================

See Notes to Financial Statements.

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITD STATES



Statement of Operations
YEAR ENDED DECEMBER 31, 1999

----------------------------------------------------------------------------------------
INVESTMENT INCOME (NOTE 2):
Dividends .............................................................    $   9,728,926
Interest ..............................................................          421,216
----------------------------------------------------------------------------------------
Total investment income ...............................................       10,150,142
----------------------------------------------------------------------------------------
EXPENSES (NOTE 4):
Asset and investment management fees ..................................       (7,361,227)
Administrative fees ...................................................       (6,442,906)
Operating expenses ....................................................         (569,529)
----------------------------------------------------------------------------------------
Total expenses ........................................................      (14,373,662)
----------------------------------------------------------------------------------------
Net investment loss ...................................................       (4,223,520)
----------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Realized gain from security and foreign currency transactions .........      294,811,943
Change in unrealized appreciation/depreciation of investments .........      264,368,034
----------------------------------------------------------------------------------------
Net Realized and Unrealized Gain on Investments .......................      559,179,977
----------------------------------------------------------------------------------------
NET INCREASE IN NET ASSETS ATTRIBUTABLE TO OPERATIONS .................    $ 554,956,457
========================================================================================

See Notes to Financial Statements.

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statements of Changes in Net Assets

-----------------------------------------------------------------------------------------------------------------------
                                                                                         YEAR ENDED DECEMBER 31,
                                                                                         1999                 1998
-----------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment loss ..........................................................    $     (4,223,520)      $   (5,333,397)
Net realized gain on investments and foreign currency transactions ...........         294,811,943          424,897,105
Change in unrealized appreciation/depreciation of investments ................         264,368,034         (505,981,445)
-----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets attributable to operations .............         554,956,457          (86,417,737)
-----------------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ................................................................         369,385,670          451,738,195
Withdrawals ..................................................................      (1,245,308,651)        (897,373,357)
-----------------------------------------------------------------------------------------------------------------------
Net decrease in net assets attributable to contributions and withdrawals .....        (875,922,981)        (445,635,162)
-----------------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to Equitable Life's transactions .....              58,823               23,520
-----------------------------------------------------------------------------------------------------------------------
DECREASE IN NET ASSETS .......................................................        (320,907,701)        (532,029,379)
NET ASSETS -- BEGINNING OF YEAR ..............................................       2,113,047,186        2,645,076,565
-----------------------------------------------------------------------------------------------------------------------
NET ASSETS -- END OF YEAR ....................................................    $  1,792,139,485       $2,113,047,186
=======================================================================================================================

See Notes to Financial Statements.

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Portfolio of Investments -- December 31, 1999


------------------------------------------------------------------------------
                                                    NUMBER OF        MARKET
                                                      SHARES          VALUE
------------------------------------------------------------------------------
COMMON STOCKS:
BASIC MATERIALS
CHEMICALS-SPECIALTY (0.4%)
Lyondell Chemical Company ......................      600,000     $  7,650,000
                                                                  ------------
TOTAL BASIC MATERIALS (0.4%) ...................                     7,650,000
                                                                  ------------
CONSUMER CYCLICALS
AIRLINES (11.5%)
Alaska Air Group, Inc.* ........................      540,000       18,967,500
America West Holdings Corp. (Class B)* .........       90,000        1,867,500
Continental Airlines, Inc. (Class B)* ..........    2,935,000      130,240,624
Northwest Airlines Corp. (Class A)* ............    2,475,000       55,068,750
                                                                  ------------
                                                                   206,144,374
                                                                  ------------
APPAREL, TEXTILE (1.9%)
Mohawk Industries, Inc.* .......................      577,600       15,234,200
Unifi, Inc.* ...................................    1,575,000       19,392,188
                                                                  ------------
                                                                    34,626,388
                                                                  ------------
AUTO RELATED (1.7%)
Budget Group, Inc.* ............................    1,225,000       11,101,563
Dollar Thrifty Automotive Group, Inc.* .........      780,000       18,671,250
Monaco Coach Corp.* ............................       10,200          260,738
                                                                  ------------
                                                                    30,033,551
                                                                  ------------
FOOD SERVICES, LODGING (1.1%)
Extended Stay America, Inc.* ...................    2,665,000       20,320,625
                                                                  ------------
HOUSEHOLD FURNITURE, APPLIANCES (0.8%)
Industrie Natuzzi Spa (ADR) ....................    1,053,900       13,964,175
                                                                  ------------
LEISURE RELATED (10.1%)
Carnival Corp. .................................    1,124,200       53,750,813
Cendant Corporation* ...........................      660,000       17,531,250
Metro-Goldwyn-Mayer, Inc.* .....................      200,000        4,712,500
Park Place Entertainment Corp.* ................      600,000        7,500,000
Royal Caribbean Cruises Ltd.* ..................    1,950,000       96,159,374
                                                                  ------------
                                                                   179,653,937
                                                                  ------------

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Portfolio of Investments -- December 31, 1999 (Continued)


-------------------------------------------------------------------------------------
                                                           NUMBER OF        MARKET
                                                             SHARES          VALUE
-------------------------------------------------------------------------------------
RETAIL -- GENERAL (1.2%)
Bed Bath & Beyond, Inc.* ..............................      240,000     $  8,340,000
TJX Cos., Inc. ........................................      320,000        6,540,000
Venator Group, Inc.* ..................................      975,000        6,825,000
                                                                         ------------
                                                                           21,705,000
                                                                         ------------
TOTAL CONSUMER CYCLICALS (28.3%) ......................                   506,448,050
                                                                         ------------
CONSUMER NONCYCLICALS
BEVERAGES (0.2%)
Pepsi Bottling Group, Inc. ............................      200,000        3,312,500
                                                                         ------------
HOSPITAL SUPPLIES & SERVICES (5.0%)
Health Management Associates, Inc. (Class A)* .........    3,119,200       41,719,300
HEALTHSOUTH Corp.* ....................................    3,250,000       17,468,750
McKesson HBOC, Inc. ...................................      300,000        6,768,750
Quintiles Transnational Corp.* ........................      585,000       10,932,188
Tenet Healthcare Corp.* ...............................      535,000       12,572,500
                                                                         ------------
                                                                           89,461,488
                                                                         ------------
MEDIA & CABLE (1.1%)
Rogers Communications, Inc. (Class B)* ................      620,000       15,345,000
UnitedGlobalcom, Inc. (Class A)* ......................       50,000        3,531,250
                                                                         ------------
                                                                           18,876,250
                                                                         ------------
RETAIL -- FOOD (0.1%)
Kroger Co.* ...........................................      150,000        2,831,250
                                                                         ------------
TOTAL CONSUMER NONCYCLICALS (6.4%) ....................                   114,481,488
                                                                         ------------
CREDIT-SENSITIVE
BANKS (0.3%)
Bank of Tokyo-Mitsubishi Ltd. .........................      345,000        4,808,438
                                                                         ------------
FINANCIAL SERVICES (8.9%)
Associates First Capital Corp. (Class A) ..............      650,000       17,834,375
CIT Group, Inc. (Class A) .............................      399,170        8,432,466
Edwards (A.G.), Inc. ..................................      805,000       25,810,313
Legg Mason, Inc. ......................................    2,965,000      107,481,250
                                                                         ------------
                                                                          159,558,404
                                                                         ------------

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Portfolio of Investments -- December 31, 1999 (Continued)


-------------------------------------------------------------------------------------
                                                           NUMBER OF        MARKET
                                                             SHARES          VALUE
-------------------------------------------------------------------------------------
INSURANCE (9.1%)
Ace Ltd. ..............................................    2,000,000     $ 33,375,000
CNA Financial Corp.* ..................................    3,323,500      129,408,780
                                                                         ------------
                                                                          162,783,780
                                                                         ------------
REAL ESTATE (0.3%)
Prime Retail, Inc. ....................................    1,000,000        5,625,000
                                                                         ------------
UTILITY -- TELEPHONE (8.4%)
Centurytel, Inc. ......................................      110,100        5,215,988
Tele Celular Sul Participacoes (ADR) ..................       50,000        1,587,500
Tele Centro Oeste Celular Participacoes (ADR) .........      100,000          650,000
Tele Nordeste Celular Participacoes (ADR) .............       30,000        1,515,000
Tele Sudeste Celular Participacoes (ADR) ..............      349,300       13,557,206
Telemig Celular Participacoes (ADR) ...................      100,000        4,618,750
Telephone & Data Systems, Inc. ........................      790,000       99,540,000
Telesp Celular Participacoes (ADR) ....................      200,000        8,475,000
Viatel, Inc.* .........................................      297,200       15,937,350
                                                                         ------------
                                                                          151,096,794
                                                                         ------------
TOTAL CREDIT-SENSITIVE (27.0%) ........................                   483,872,416
                                                                         ------------
ENERGY
OIL -- DOMESTIC (2.5%)
Kerr-McGee Corp. ......................................      585,000       36,270,000
Murphy Oil Corp. ......................................      145,000        8,319,375
                                                                         ------------
                                                                           44,589,375
                                                                         ------------
OIL -- INTERNATIONAL (0.1%)
IRI International Corporation* ........................      305,000        1,220,000
                                                                         ------------
OIL -- SUPPLIES & CONSTRUCTION (0.7%)
Stolt Comex Seaway S.A.* ..............................      165,000        1,825,313
Stolt Comex Seaway S.A. (ADR) (Class A)* ..............    1,058,000       11,638,000
                                                                         ------------
                                                                           13,463,313
                                                                         ------------
TOTAL ENERGY (3.3%) ...................................                    59,272,688
                                                                         ------------

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Portfolio of Investments -- December 31, 1999 (Continued)


---------------------------------------------------------------------------------------------------
                                                                       NUMBER OF         MARKET
                                                                         SHARES           VALUE
---------------------------------------------------------------------------------------------------
TECHNOLOGY
ELECTRONICS (0.8%)
ARDENT Software, Inc.* ............................................      150,000     $    5,850,000
DBT Online, Inc.* .................................................      359,900          8,772,563
                                                                                     --------------
                                                                                         14,622,563
                                                                                     --------------
OFFICE EQUIPMENT SERVICES (0.6%)
Informix Corporation* .............................................      887,600         10,096,450
                                                                                     --------------
TELECOMMUNICATIONS (30.4%)
Adelphia Business Solutions* ......................................       90,000          4,320,000
Amdocs Ltd.* ......................................................      515,000         17,767,500
American Satellite Network -- Warrants (Expire 06/30/00)* .........       70,000                  0
Global TeleSystems Group, Inc.* ...................................    3,980,000        137,807,499
Mannesmann AG .....................................................       40,000          9,641,482
Millicom International Cellular S.A.* .............................    2,165,500        135,073,062
NTL Incorporated* .................................................      820,000        102,295,000
PSINet, Inc.* .....................................................      237,500         14,665,625
RCN Corporation* ..................................................      710,100         34,439,850
United States Cellular Corp.* .....................................      885,000         89,329,688
                                                                                     --------------
                                                                                        545,339,706
                                                                                     --------------
TOTAL TECHNOLOGY (31.8%) ..........................................                     570,058,719
                                                                                     --------------
DIVERSIFIED
MISCELLANEOUS (2.0%)
U.S. Industries, Inc. .............................................      919,600         12,874,400
Viad Corp. ........................................................      830,000         23,136,250
                                                                                     --------------
TOTAL DIVERSIFIED (2.0%) ..........................................                      36,010,650
                                                                                     --------------
TOTAL COMMON STOCKS (99.2%)
 (Cost $1,333,345,581).............................................                   1,777,794,011
                                                                                     --------------

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Portfolio of Investments -- December 31, 1999 (Concluded)


--------------------------------------------------------------------------------------------------------
                                                                          PRINCIPAL           MARKET
                                                                            AMOUNT             VALUE
--------------------------------------------------------------------------------------------------------
LONG-TERM DEBT SECURITIES:
TECHNOLOGY
TELECOMMUNICATIONS (0.7%)
NTL Incorporated
 7.0% Conv., 2008 ...................................................   $4,500,000        $   11,874,375
                                                                                          --------------
TOTAL TECHNOLOGY (0.7%) .............................................                         11,874,375
                                                                                          --------------
TOTAL LONG-TERM DEBT SECURITIES (0.7%)
 (Amortized Cost $7,810,985).........................................                         11,874,375
                                                                                          --------------
PARTICIPATION IN SEPARATE ACCOUNT NO. 2A,
 at amortized cost, which approximates
 market value, equivalent to 120,801
 units at $300.60 each (2.0%)........................................                         36,312,393
                                                                                          --------------
TOTAL INVESTMENTS (101.9%)
 (Cost/Amortized Cost $1,377,468,959)................................                      1,825,980,779
OTHER ASSETS LESS LIABILITIES (-1.9%) ...............................                        (33,841,294)
                                                                                          --------------
NET ASSETS (100.0%) .................................................                     $1,792,139,485
                                                                                          ==============
Amount retained by Equitable Life in Separate Account No. 4 .........                     $    2,714,541
Net assets attributable to contract owners ..........................                      1,735,846,337
Net assets attributable to annuity benefits .........................                         53,578,607
                                                                                          --------------
NET ASSETS ..........................................................                     $1,792,139,485
                                                                                          ==============

*     Non-income producing.


See Notes to Financial Statements.

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
of The Equitable Life Assurance Society of the United States
Notes to Financial Statements


1. Separate Account No. 4 (Pooled) (the Growth Equity Fund) (the Fund) of The Equitable Life Assurance Society of the United States (Equitable Life), a wholly-owned subsidiary of AXA Financial, Inc., was established in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the applicable contracts, the net assets in the Fund are not chargeable with liabilities arising out of any other business of Equitable Life. The excess of assets over reserves and other contract liabilities amounting to $2,714,541 as shown in the Statement of Assets and Liabilities in Separate Account No. 4 may be transferred to Equitable Life's General Account. These financial statements reflect the total net assets and results of operations for Separate Account No. 4. The Members Retirement Programs constitute, among many others, contract owners participating in this Fund.


   Interests of retirement and investment plans for Equitable Life employees, managers, and agents in Separate Account No. 4 aggregated $365,557,809 (20.4%), at December 31, 1999 and $323,953,589 (15.3%), at December 31,
   1998, of the net assets in the Fund.

   Equitable Life is the investment manager for the Fund. Alliance Capital Management L.P. (Alliance) serves as the investment adviser to Equitable Life with respect to the management of the Fund. Alliance is a publicly-traded limited partnership which is indirectly majority-owned by Equitable Life.

   Equitable Life and Alliance seek to obtain the best price and execution of all orders placed for the Fund considering all circumstances. In addition to using brokers and dealers to execute portfolio security transactions for accounts under their management, Equitable Life and Alliance may also enter into other types of business and securities transactions with brokers and dealers, which will be unrelated to allocation of the Fund's portfolio transactions.

   The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America
   (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


2. Security transactions are recorded on the trade date. Amortized cost of debt securities consists of cost adjusted, where applicable, for amortization of premium or accretion of discount. Dividend income is recorded on the ex-dividend date; interest income (including amortization of premium and discount on securities using the effective yield method) is accrued daily.


   Realized gains and losses on the sale of investments are computed on the basis of the identified cost of the related investments sold.

   Transactions denominated in foreign currencies are recorded at the rate prevailing at the date of such transactions. Asset and liability accounts that are denominated in a foreign currency are adjusted to reflect the current exchange rate at the end of the period. Transaction gains or losses resulting from changes in the exchange rate during the reporting period or upon settlement of the foreign currency transactions are reflected under "Realized and Unrealized Gain (Loss) on Investments" in the Statement of Operations.

   Equitable Life's internal short-term investment account, Separate Account No. 2A, was established to provide a more flexible and efficient vehicle to combine and invest temporary cash positions of certain eligible accounts (Participating Funds) under Equitable Life's management. Separate Account No. 2A invests in debt securities

--------------------------------------------------------------------------------

   maturing in sixty days or less from the date of acquisition. At December 31, 1999, the amortized cost of investments held in Separate Account No. 2A consist of the following:




------------------------------------------------------------------------------------------------------
                                                                               AMORTIZED COST      %
------------------------------------------------------------------------------------------------------
   Bankers' Acceptances, 5.70% due 01/21/00 through 02/24/00 ................  $   5,140,555       2.3%
   Certificates of Deposit, 5.50% - 5.99% due 01/28/00 through 01/31/00 .....      9,998,680       4.5
   Commercial Paper, 4.45% - 6.45% due 01/03/00 through 02/15/00 ............    176,636,726      79.2
   U.S. Government Agency, 1.5% due 01/03/00 ................................     30,997,417      13.9
------------------------------------------------------------------------------------------------------
   Total Investments ........................................................    222,773,378      99.9
   Other Assets Less Liabilities ............................................        212,513       0.1
------------------------------------------------------------------------------------------------------
   Net Assets of Separate Account No. 2A ....................................  $ 222,985,891     100.0%
======================================================================================================
   Units Outstanding ........................................................        741,808
   Unit Value ...............................................................  $      300.60
------------------------------------------------------------------------------------------------------

   Participating Funds purchase or redeem units depending on each participating account's excess cash availability or cash needs to meet its liabilities. Separate Account No. 2A is not subject to investment management fees. Separate Account No. 2A is valued daily at amortized cost, which approximates market value.

     For 1999 and 1998, investment security transactions, excluding short-term debt securities, were as follows:




-----------------------------------------------------------------------------------
                                                       COST OF         NET PROCEEDS
                                                      PURCHASES          OF SALES
-----------------------------------------------------------------------------------
Stocks and long-term corporate debt securities:
    1999 ........................................  $1,340,597,736    $2,209,410,520
    1998 ........................................   1,692,067,102     2,151,023,546
  U.S. Government obligations:
    1999 ........................................              --                --
    1998 ........................................              --                --
-----------------------------------------------------------------------------------

3. Investment securities are valued as follows:

   Stocks listed on national securities exchanges and certain over-the-counter issues traded on the National Association of Securities Dealers, Inc. Automated Quotation (NASDAQ) national market system are valued at the last sale price, or, if no sale, at the latest available bid price.

   Foreign securities not traded directly, or in American Depository Receipt
   (ADR) form in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into its U.S. dollar equivalent at current exchange rates.

   United States Treasury securities and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

   Long-term publicly traded corporate bonds are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where Equitable Life and Alliance deem it appropriate to do so, an over-the-counter or exchange quotation may be used.

   Convertible preferred stocks listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

--------------------------------------------------------------------------------

   Convertible bonds and unlisted convertible preferred stock are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

   Other assets that do not have a readily available market price are valued at fair value as determined in good faith by Equitable Life's Investment officers.

   Separate Account No. 2A is valued daily at amortized cost, which approximates market value. Short-term debt securities purchased directly by the Funds which mature in 60 days or less are valued at amortized cost. Short-term debt securities which mature in more than 60 days are valued at representative quoted prices.



4. Charges and fees are deducted in accordance with the terms of the various contracts which participate in the Fund. With respect to the Members Retirement Programs, these expenses consist of investment management and accounting fees, program expense charge, direct expenses and record maintenance and report fees. These charges and fees are paid to Equitable Life by the Fund and are recorded as expenses in the accompanying Statement of Operations.



5. No federal income tax based on net income or realized and unrealized capital gains was applicable to contracts participating in the Fund for the two years ended December 31, 1999, by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by Equitable Life for such years will affect such contracts. Accordingly, no federal income tax provision is required.

                                     PART C

                               OTHER INFORMATION


Item 24. Financial Statements and Exhibits

         (a)  Financial Statements included in Part B.

              The following are included in the Statement of Additional Information relating to the American Dental Association Members Retirement Program:



         1.   Separate Account No. 195:
              -Report of Independant Accountants
              -Statement of Assets and Liabilities, December 31, 1999 -Statements of Operations and Changes in Net Assets for the
               Years Ended December 31, 1999 and 1998
              -Notes to Financial Statements

         2.   Separate Account No. 197:
              -Report of Independant Accountants
              -Statement of Assets and Liabilities, December 31, 1999 -Statements of Operations and Changes in Net Assets for the
               Years Ended December 31, 1999 and 1998
              -Notes to Financial Statements

         3.   Separate Account No. 198:
              -Report of Independant Accountants
              -Statement of Assets and Liabilities, December 31, 1999 -Statements of Operations and Changes in Net Assets for the
               Years Ended December 31, 1999 and 1998
              -Notes to Financial Statements

         4.   The Equitable Life Assurance Society of the United States:
              -Report of Independent Accountants - Pricewaterhouse LLP -Consolidated Balance Sheets, December 31, 1999 and 1998 -Consolidated Statements of Earnings for the Years Ended
               December 31, 1999, 1998 and 1997
              -Consolidated Statements of Equity for Years Ended December 31,
               1999, 1998 and 1997
              -Consolidated Statements of Cash Flows for the Years Ended
               December 31, 1999, 1998 and 1997
              -Notes to Consolidated Financial Statements

         5.   Lifecycle Group Trust - Conservative:
              -Report of Independent Accountants - Lifecycle Group Trust
               Conservative -Statements of Assets and Liabilities, December 31, 1999 -Statements of Operations for the Year Ended December 31, 1999 -Statements of Changes in Net Assets for the Years Ended December 31, 1999 and 1998
              -Selected Per Unit Data
              -Notes to Financial Statements
              -Schedule of Investments, December 31, 1999

         6.   Lifecycle Group Trust - Moderate:
              -Report of Independent Accountants - Lifecycle Group Trust -
               Moderate -Statements of Assets and Liabilities, December 31, 1999
              -Statements of Operations for the Year Ended December 31, 1999 -Statements of Changes in Net Assets for the Years Ended December
               31, 1999 and 1998
              -Selected Per Unit Data
              -Notes to Financial Statements
              -Schedule of Investments, December 31, 1999

         7.   S&P 500 Flagship Fund:
              -Report of Independent Accountants - S&P 500 Index with Futures:
              -Combined Statements of Assets and Liabilities Ended December 31,
               1999
              -Combined Statements of Operations for the Years Ended December
               31, 1999 and 1998
              -Combined Statements of Changes in Net Assets for the Years Ended
               December 31, 1999 and 1998 Schedule of Investments, December 31, 1999

         8.   Russell 2000 Fund:
              -Report of Independent Accountants - Russell 2000 Fund -Statements of Assets and Liabilities, December 31, 1999 -Statements of Operations for the Year Ended December 31, 1999 -Statements of Changes in Net Assets for the Years Ended December
               31, 1999 and 1998
              -Selected Per Unit Data
              -Notes to Financial Statements
              -Schedule of Investments, December 31, 1999

         9.   Daily EAFE Fund:
              -Report of Independent Accountants - Daily EAFE Fund -Statements of Assets and Liabilities, December 31, 1999 -Statements of Operations for the Year Ended December 31, 1999 -Statements of Changes in Net Assets for the Years Ended December 31,
              1999 and 1998
              -Selected Per Unit Data
              -Notes to Financial Statements
              -Schedule of Investments, December 31, 1999

         10.  Daily Government/Corporate Bond Fund:
              -Report of Independent Accountants - Daily Government/Corporate
               Bond Fund
              -Statements of Assets and Liabilities, December 31, 1999 -Statements of Operations for the Year Ended December 31, 1999 -Statements of Changes in Net Assets for the Years Ended
               December 31, 1999 and 1998
              -Selected Per Unit Data
              -Notes to Financial Statements
              -Schedule of Investments, December 31, 1999

         11.  Short Term Investment Fund:
              -Report of Independent Accountants - Short Term Investment Fund -Statements of Assets and Liabilities, December 31, 1999 -Statements of Operations for the Year Ended December 31, 1999 -Statements of Changes in Net Assets for the Years Ended December
               31, 1999 and 1998
              -Selected Per Unit Data
              -Notes to Financial Statements
              -Schedule of Investments, December 31, 1999


         (b)  Exhibits.

         The following Exhibits are filed herewith:

         1.(a) Resolutions of the Board of Directors of The Equitable Life
               Assurance Society of the United States ("Equitable") authorizing the establishment of Separate Accounts Nos. 197 and 198, incorporated by reference to Registration Statement No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

         (b) Action by Brian S. O'Neil, Executive Vice President and Chief Investment Officer of Equitable, dated October, 1993 establishing Separate Account No. 195 and copies of resolutions of the Board of Directors of Equitable referenced in said action, incorporated by reference to Registration Statement No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

         2.   Not applicable.

         3.   (a)(1)Service Agreement, effective as of February 1, 1994, among The Seven Seas Series Fund, Russell Fund Distributors, Inc. in its capacity as distributor of the Seven Seas Series Fund and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No.33-75614 on Form N-4 of Registrant, filed on February 23, 1994.

              (a)(2)Service Agreement, effective as of February 1, 1994, between State Street Bank and Trust Company and The Equitable Life Assurance Society of The United States, incorporated by reference to Registration No.33-75614 on Form N-4 of Registrant, filed on February 23, 1994.

              (b) Letter Agreement between The Equitable Life Assurance Society of the United States and the Trustees of the American Dental Association Members Retirement Trust and Trustees of the American Dental Association Members Pooled Trust for Retirement, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 29, 1994.

              (c) Letter Agreement between The Equitable Life Assurance Society of the United States and the Trustees of the American Dental Association Members Retirement Trust and Trustees of the American Dental Association Members Pooled Trust for Retirement, incorporated by reference to

                    Registration No. 33-75616 on Form N-4 of Registrant, filed on April 28, 1995.

              (d) Form of Agreement, effective as of May 1, 1995, between State Street Bank and Trust Company and The Equitable Life Assurance Society of the United States regarding Lifecycle Fund Group Trusts and Underlying Funds, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 28, 1995.

         4.   (a)   Exhibit 6(a)(2) (Group Annuity Contract AC 2100, as amended and restated effective February 1, 1991 on contract Form
                    No. APC 1,000-91, among the Trustees of the American Dental
                    Association Members Retirement Trust, the American Dental
                    Association Members Pooled Trust for Retirement Plans and
                    The Equitable Life Assurance Society of the United States), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement 33-40162, filed on
                    December 20, 1991.

              (b) Rider No. 1 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed on April 8, 1992.

              (c) Form of Rider No. 2 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed on April 8, 1992.

              (d) Rider No. 3 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States. (Filed as Exhibit 4(i) to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 29, 1994.)

              (e) Form of Rider No. 4 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 29, 1994.

              (f) Form of Rider No. 5 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrat, filed on February 27, 1995.


              (g) Form of Rider No. 6 to Group Annuity Contract 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 3 to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 30, 1996.

              (h) Form of Rider No. 7 to Group Annuity Contract 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 3 to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 30, 1996.

              (i) Form of Rider No. 8 to Group Annuity Contract 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 3 to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 30, 1996.


              (j) Form of Rider No. 9 to Group Annuity Contract 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement No. 33-75616 on Form N-4, filed on April 30, 1997.


         5.   (a)   Exhibit 7(a) (Form of Participation Agreement for the
                    standardized Profit-Sharing Plan under the ADA Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of
                    Registrant, filed on April l6, 1986.

              (b) Exhibit 7(b) (Form of Participation Agreement for the non-standardized Profit-Sharing Plan under the ADA Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed on April l6, 1986.

              (c) Exhibit 7(e) (Copy of Attachment to Profit Sharing Participation Agreement under the American Dental Association Members Retirement Plan), incorporated by reference to Registration No. 33-21417 on Form N-3 of Registrant, filed on April 26, 1988.

              (d) Exhibit 7(e)(2) (Form of Participant Enrollment Form under the ADA Program), incorporated by reference to Post-Effective Amendment No. 2 on Form N-3 to Registration

                    Statement on Form S-1 of Registrant, filed on April 2l, l987.

              (e) Exhibit 7(v) (Form of Simplified Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed on April 26, 1989.

              (f) Exhibit 7(w) (Form of Non-Standardized Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed on April 26, 1989.

              (g) Exhibit 7(x) (Form of Standardized Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed on April 26, 1989.

         6.   (a)   Copy of the Restated Charter of  The Equitable Life
                    Assurance Society of the United States, as amended January
                    1, 1997, incorporated by reference to Post-Effective
                    Amendment No. 4 to Registration Statement No. 33-75616, filed on April 29, 1997.

              (b) By-Laws of The Equitable Life Assurance Society of the United States, as amended November 21, 1996, incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement No. 33-75616, filed on April 29, 1997.

         7.   Not applicable

         8.   (a)   Exhibit 11(a)(2) (Form of American Dental Association
                    Members Retirement Plan, as filed with the Internal Revenue
                    Service), incorporated by reference to Post-Effective
                    Amendment No. 2 to Registration No. 33-21417 on Form N-3 of
                    Registrant, filed on April 26, 1989.

              (b) Exhibit 11(g)(2) (Form of American Dental Association Members Retirement Trust, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed on April 26, 1989.

              (c) Exhibit 11(i) (Form of First Amendment to the American Dental Association Members Retirement Trust), incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant, filed on December 20, 1991.

              (d) Exhibit 11(g) (Copy of Administration Services Agreement, dated January 10, 1986, among The Equitable Life Assurance Society of the United States, the Trustees of the Trust maintained under the American Dental Association Members Retirement Plan, the Trustees of the Pooled Trust maintained by the American Dental Association and the Council of Insurance of the American Dental Association), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed on April l6, 1986.

              (e) Exhibit 11(j) (Copy of American Dental Association Members Pooled Trust for Retirement Plans, dated as of January 1,
                    1984), incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant on Form N-3 of Registrant, filed on December 20, 1991.

              (f) Exhibit 11(k) (Form of First Amendment to the American Dental Association Members Pooled Trust for Retirement Plans, dated as of January 1, 1984), incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant, filed on
                    December 20, 1991.

              (g) Administrative Services Agreement among The Equitable Life Assurance Society of the United States, the Trustees of the American Dental Association Members Retirement Trust and of the American Dental Association Member Retirement Trust for Retirement Plans and the Council on Insurance of the American Dental Association, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 29, 1994.

              (h) Declaration of Trust dated February 21, 1991 for the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (i) First Amendment to the Declaration of Trust dated as of July 19, 1991, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (j) Fund Declaration of State Street Bank and Trust Company establishing the Lifecycle Fund Group Trust-Conservative dated February 1, 1995, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (k) First Amendment and Fund Declaration for the Lifecycle Group Trust-Conservative, effective April 26, 1995, incorporated by reference to Registration No. 33-75616, filed on April 28, 1995.

              (l) Fund Declaration of State Street Bank and Trust Company establishing the Lifecycle Fund Group Trust-Moderate dated February 1, 1995, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (m) First Amendment and Fund Declaration for the Lifecycle Fund Group Trust-Moderate, effective April 26, 1995, incorporated by reference to Registration No. 33-75616, filed on April 28, 1995.

              (n) Amendment and Fund Declaration for the S&P 500 Flagship Fund effective September 1, 1991, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (o) Amendment and Fund Declaration for the Short Term Investment Fund effective September 1, 1991, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (p) Fund Declaration for the Daily EAFE Fund effective September 16, 1993, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (q) First Amendment and Fund Declaration for the Daily Government/Corporate Bond Fund effective November 30, 1994, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (r) Second Amendment and Fund Declaration for the Russell 2000 Fund effective February 1, 1995, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (s) Fund Declaration for the Russell 2000 Growth Fund effective February 1, 1995, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (t) Fund Declaration for the Russell 2000 Value Fund effective February 1, 1995, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

         9.   (a)   Opinion and Consent of Peter A. Weinberg, Vice President
                    and Counsel and The Equitable Life Assurance Society, incorporated by reference to Pre-Effective Amendment No. 1 to Registration No. 33-75616 of Registrant, filed on April 29, 1994.


              (b) Opinion and Consent of Mary P. Breen, Vice President and Associate General Counsel of The Equitable Life Assurance Society of the United States, incorporated herein by reference to Registration Statement File No. 333-51031 filed April 24, 1998.

              (c) Opinion and Consent of Mary Joan Hoene, Vice President and Counsel of the Equitable Life Assurance Society of the United States, incorporated herein by reference to Exhibit No. 9(c) to Registration Statement No. 333-77113, filed on April 26, 1999.

              (d) Opinion and Consent of Robin Wagner, Vice President and Counsel of the Equitable Life Assurance Society of the United States.


         10.  (a)   Consent of Peter A. Weinberg (included within Exhibit 9(a)
                    above).

              (b) Consent of Mary P. Breen (included within Exhibit 9(b) above).

              (b)(i)Consent of Mary Joan Hoene (included within
                    Exhibit 9(c)).

              (b)(ii)Consent of Robin Wagner (included within Exhibit 9(d)
                     above).

              (c)   Consent of PricewaterHouseCoopers LLP.

              (d)   Powers of Attorney (Equitable).

              (e) Powers of Attorney (State Street), incorporated by reference to Registration No. 33-75616 of Registrant, filed on April 28, 1995.

         11.  Not applicable.

         12.  Not applicable.

         13.  Not applicable.

         14.  Not Applicable.

Item 25: Directors and Officers of Equitable.

         Set forth below is information regarding the directors and principal officers of Equitable. Equitable's address is 1290 Avenue of Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of Equitable.

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

DIRECTORS



Francoise Colloc'h                          Director
AXA
23, Avenue Matignon
75008 Paris, France

Henri de Castries                           Director
AXA
23, Avenue Matignon
75008 Paris, France

Joseph L. Dionne                            Director
198 North Wieton Rd.
New Canaan, CT 06840

Denis Duverne                               Director
AXA
23, Avenue Matignon
75008 Paris, France

Jean-Rene Fourtou                           Director
Aventis
25 Quai Paul Doumer
92408 Courbevoie Cedex,
France

Norman C. Francis                           Director
Xavier University of Louisiana
7325 Palmetto Street
New Orleans, LA 70125

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

Donald J. Greene                            Director
LeBouef, Lamb, Greene & MacRae
125 West 55th Street
New York, NY 10019-4513

John T. Hartley                             Director
Harris Corporation
1025 NASA Boulevard
Melbourne, FL 32919

John H.F. Haskell Jr.                      Director
SBC Warburg Dillion Read LLC
299 Park Ave. 40th Floor
New York, NY 10171

Mary R. (Nina) Henderson                    Director
Best Foods
International Plaza
700 Sylvan Avenue
Englewood Cliffs, NJ 07632-9976


W. Edwin Jarmain                            Director
Jarmain Group Inc.
121 King Street West
Suite 2525
Toronto, Ontario M5H 3T9,
Canada

George T. Lowy                              Director
Cravath, Swaine & Moore
825 Eighth Avenue
New York, NY 10019

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

Didier Pineau-Valencienne                   Director
Credit Suisse First Boston
64, rue de Miromesil
75008 Paris, France

George J. Sella, Jr.                        Director
P.O. Box 397
Newton, NJ 07860


Peter J. Tobin                              Director
St. John's University
8,000 Utopia Parkway
Jamaica, NY 11439


Dave H. Williams                            Director
Alliance Capital Management Corporation
1345 Avenue of the Americas
New York, NY 10105

OFFICER-DIRECTORS
-----------------

*Michael Hegarty                            President, Chief Operating
                                            Officer and Director

*Edward D. Miller                           Chairman of the Board,
                                            Chief Executive Officer
                                            and Director

* Stanley B. Tulin                          Vice Chairman of the Board,
                                            Chief Financial Officer and Director

OTHER OFFICERS
--------------


*Leon Billis                                Executive Vice President
                                            and Chief Information Officer

*Derry Bishop                               Executive Vice President and
                                            Chief Agency Officer

*Harvey Blitz                               Senior Vice President



*Kevin R. Byrne                             Senior Vice President and Treasurer

*John A. Caroselli                          Executive Vice President

*Selig Erlich                               Senior Vice President and Chief
                                            Actuary

*Alvin H. Fenichel                          Senior Vice President and
                                            Controller

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

*Paul J. Flora                              Senior Vice President and Auditor

*Robert E. Garber                           Executive Vice President and
                                            Chief Legal Officer

 James D. Goodwin                           Vice President

*Edward J. Hayes                            Senior Vice President

*Craig Junkins                              Senior Vice President

*Donald R. Kaplan                           Senior Vice President and Chief
                                            Compliance Officer and Associate
                                            General Counsel

*Michael S. Martin                          Executive Vice President and Chief
                                            Marketing Officer


*Richard J. Matteis                         Executive Vice President

*Peter D. Noris                             Executive Vice President and Chief
                                            Investment Officer

*Brian S. O'Neil                            Executive Vice President

*Anthony C. Pasquale                        Senior Vice President

*Pauline Sherman                            Senior Vice President, Secretary and
                                            Associate General Counsel

*Samuel B. Shlesinger                       Senior Vice President

*Richard V. Silver                          Senior Vice President and
                                            General Counsel

*Jose Suquet                                Senior Executive Vice President and
                                            Chief Distribution Officer

*Naomi J. Weinstein                         Vice President

*Gregory Wilcox                             Executive Vice President

*Maureen K. Wolfson                         Vice President

*R. Lee Wilson                              Executive Vice President

Item 26. Persons Controlled by or Under Common Control with the Insurance Company or Registrant:


            Separate Account Nos. 195, 197 and 198 of The Equitable Life Assurance Society of the United States (the "Separate Accounts") are separate accounts of Equitable. Equitable, a New York stock life insurance company, is a wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company") (formerly the Equitable Companies, Incorporated), a publicly traded company.



            The largest stockholder of the Holding Company is AXA. As of December 31, 1999, AXA beneficially owned 58.0% of the outstanding common stock of the Holding Company. Under its investment arrangements with Equitable Life and the Holding Company, AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including Equitable Life. AXA, a French company, is the holding company for an international group of insurance and related financial services companies.

                  ORGANIZATION CHART OF EQUITABLE'S AFFILIATES

AXA Financial, Inc. (formerly the Equitable Companies, Incorporated) (1991) (Delaware)


    Donaldson Lufkin & Jenrette, Inc. (1933) (Delaware) (38.31%)
    (See Addendum B(1) for subsidiaries)

    AXA Client Solutions, LLC (1999) (Delaware)

        AXA Distribution Holding Corporation (1999) (Delaware)

            AXA Advisors, LLC (formerly EQ Financial Consultants, Inc. (1971) Delaware)(a)(b)

        The Equitable Life Assurance Society of the United States (1989) (New York)(a)(b)

             The Equitable of Colorado, Inc. (l983) (Colorado)


             EVLICO East Ridge, Inc. (1995) (California)

             GP/EQ Southwest, Inc. (1995) (Texas)

             Franconom, Inc. (1985) (Pennsylvania) (50.00%)

             Frontier Trust Company (1987) (North Dakota)

             Gateway Center Buildings, Garage, and Apartment Hotel, Inc. (inactive) (pre-l970) (Pennsylvania)

             Equitable Deal Flow Fund, L.P.

                 Equitable Managed Assets (Delaware)

             Real Estate Partnership Equities (various)

             EREIM LP Associates (99%)

                 EML Associates, L.P. (19.8%)

             Alliance Capital Management L.P. (2.7% limited partnership interest)


             ACMC, Inc. (1991) (Delaware)(s) (Note 5)

                 Alliance Capital Management L.P. (1988) (Delaware) (38.6% limited partnership interest)

             EVSA, Inc. (1992) (Pennsylvania)

             Prime Property Funding, Inc. (1993) (Delaware)

             Wil Gro, Inc. (1992) (Pennsylvania)

             Equitable Underwriting and Sales Agency (Bahamas) Limited (1993) (Bahamas)



(a) Registered Broker/Dealer      (b) Registered Investment Advisor

    AXA Client Solutions, LLC (cont.)
       AXA Distribution Holding Corp. (cont.)
       Equitable Life Assurance Society of the United States (cont.)


             Fox Run, Inc. (1994) (Massachusetts)

             STCS, Inc. (1992) (Delaware)

             CCMI Corporation (1994) (Maryland)

             HVM Corporation (199 ) (Maryland)

             EVSA Incorporated (    ) (Delaware)

             FTM Corporation (1994) (Maryland)

             Equitable BJVS, Inc. (1992) (California)

             Equitable Rowes Wharf, Inc. (1995) (Massachusetts)


             ELAS Realty, Inc. (1996) (Delaware)

             ELAS Realty, Inc. (Georgia)

             Equitable Structured Settlement Corporation (1996) (Delaware)

             Prime Property Funding II, Inc. (1997) (Delaware)

             Sarasota Prime Hotels, Inc. (1997) (Florida)

             ECLL, Inc. (1997) (Michigan)


             Equitable Holdings LLC (1997) (New York) (into which Equitable Holding Corporation was merged in 1997)

               ELAS Securities Acquisition Corp. (l980) (Delaware)

               100 Federal Street Realty Corporation (    ) (Massachusetts)

               100 Federal Street Funding Corporation (Massachusetts)

               EquiSource of New York, Inc. (1986) (New York) (See Addendum A for subsidiaries)

               Equitable Casualty Insurance Company (l986) (Vermont)

               EREIM LP Corp. (1986) (Delaware)


                   EREIM LP Associates (L.P.) (1%)

                       EML Associates (L.P.) (.02%)


(a) Registered Broker/Dealer      (b) Registered Investment Advisor

  AXA Client Solutions, LLC (cont.)
     AXA Distribution Holding Corp. (cont.)
     The Equitable Life Assurance Society of the United States (cont.)

        Equitable Holdings, LLC (cont.)


              Equitable JVS, Inc. (1988) (Delaware)

                   Astor/Broadway Acquisition Corp. (1990) (New York)

                   Astor Times Square Corp. (1990) (New York)

                   PC Landmark, Inc. (1990) (Texas)

                   Equitable JVS II, Inc. (1994) (Maryland)


                   EJSVS, Inc. (1995) (New Jersey)

              Donaldson, Lufkin & Jenrette, Inc. (1985 by EIC; 1993 by EQ and
              EHC) (Delaware) (31.47%) (See Addendum B(1) for subsidiaries)

              JMR Realty Services, Inc. (1994) (Delaware)

              Equitable Investment Corporation (l97l) (New York)


                   Stelas North Carolina Limited Partnership (50% limited partnership interest) (l984)

                   Equitable JV Holding Corporation (1989) (Delaware)

                   Alliance Capital Management Corporation (l991) (Delaware) (b) (See Addendum B(2) for subsidiaries)


                   Equitable Capital Management Corporation (l985)
                   (Delaware) (b)
                      Equitable Capital Private Income and Equity
                      Partnership II, L.P. (Delaware)


                   EQ Services, Inc. (1992) (Delaware)

                   EREIM Managers Corp. (1986) (Delaware)


                      ML/EQ Real Estate Portfolio, L.P. (Delaware)

                          EML Associates, L.P. (New York)


                   (a) Registered Broker/Dealer (b) Registered Investment
                   Advisor

                 ORGANIZATION CHART OF EQUITABLE'S AFFILIATES


                            ADDENDUM A - SUBSIDIARY
                        OF EQUITABLE HOLDINGS, LLC
                       HAVING MORE THAN FIVE SUBSIDIARIES

            -------------------------------------------------------

EquiSource of New York, Inc. (formerly Traditional Equinet Business Corporation of New York) has the following subsidiaries that are brokerage companies to make available to Equitable Agents within each state traditional (non-equity) products and services not manufactured by Equitable:

      EquiSource of Alabama, Inc. (1986) (Alabama)
      EquiSource of Arizona, Inc. (1986) (Arizona)
      EquiSource of Arkansas, Inc. (1987) (Arkansas)
      EquiSource Insurance Agency of California, Inc. (1987) (California) EquiSource of Colorado, Inc. (1986) (Colorado)
      EquiSource of Delaware, Inc. (1986) (Delaware)
      EquiSource of Hawaii, Inc. (1987) (Hawaii)
      EquiSource of Maine, Inc. (1987) (Maine)
      EquiSource Insurance Agency of Massachusetts, Inc. (1988)
      (Massachusetts)
      EquiSource of Montana, Inc. (1986) (Montana)
      EquiSource of Nevada, Inc. (1986) (Nevada)
      EquiSource of New Mexico, Inc. (1987) (New Mexico)
      EquiSource of Pennsylvania, Inc. (1986) (Pennsylvania)

      EquiSource of Puerto Rico, Inc. (1997) (Puerto Rico)

      EquiSource Insurance Agency of Utah, Inc. (1986) (Utah)
      EquiSource of Washington, Inc. (1987) (Washington)
      EquiSource of Wyoming, Inc. (1986) (Wyoming)

                  ORGANIZATION CHART OF EQUITABLE'S AFFILIATES
                      ADDENDUM B - INVESTMENT SUBSIDIARIES
                       HAVING MORE THAN FIVE SUBSIDIARIES

                      ------------------------------------

Donaldson, Lufkin & Jenrette, Inc. has the following subsidiaries, and approximately 150 other subsidiaries, most of which are special purpose\subsidiaries (the number fluctuates according to business needs):

         Donaldson, Lufkin & Jenrette, Securities Corporation (1985) (Delaware) (a) (b)
              Wood, Struthers & Winthrop Management Corp. (1985)
              (Delaware) (b)
         Autranet, Inc. (1985) (Delaware) (a)
         DLJ Real Estate, Inc.
         DLJ Capital Corporation (b)
         DLJ Mortgage Capital, Inc. (1988) (Delaware)

Alliance Capital Management Corporation (as general partner) (b) has the following subsidiaries:


      Alliance Capital Management L.P. (1988) (Delaware) (b)
            Albion Alliance LLC  (Delaware) (37.6%)
            Cursitor Alliance LLC (Delaware) (93%)
            Cursitor Alliance Holdings Ltd.  (U.K.)
             Draycott Partners, Ltd  (MA)
             Cursitor Alliance Services Ltd.  (U.K.)
             Cursitor Management Co. S.A.  (Lux.)
             Alliance Asset Allocation Ltd.  (U.K.)
                Cursitor Eaton Asset Allocation Management Co. (NY) (50%) Alliance Cecogest S.A. (France) (75%)
                      Cursitor Courtage SARL  (France)
                      Cursitor Gestion S.A.  (France)
    Alliance Capital Management Corporation of  Delaware  (Delaware) (100%)
      Alliance Fund Services, Inc.  (Delaware) (a)
      Alliance Fund Distributors, Inc.  (Delaware) (a)
      Alliance Capital Oceanic Corp.  (Delaware)
      Alliance Capital Management (Brazil) Ltd.  (Brazil) (99%)
      Alliance Capital Management Australia Limited  (Australia)
      Meiji - Alliance Capital Corp.  (Delaware) (50%)
      Alliance Capital (Luxembourg) S.A.  (Lux.) (99%)
      Alliance Barra Research Institute, Inc.  (Delaware)
      Alliance Capital Management Canada, Inc.  (Delaware)
      Alliance Capital Global Derivatives Corp.  (Delaware)
      ACM Fund Services, S.A.  (Lux.) (99%)
         ACM Fund Services (Espana) S.L.  (Spain)
      Alliance Capital Management (Singapore) Ltd.  (Singapore)
      ACM CIIC Investment Management Ltd.  (Cayman Islands) (54%)
      ACM Software Services Ltd.  (Delaware)
      East Fund Managementberatung GmbH.  (Australia) (51%)
        Albion Alliance EFM  (Czech) (49%)
        East Fund Management (Cyprus) Ltd.  (Cyprus) (99%)
          EFM Consultanta Financiara Bucuresti SRL  (Romania)
      Alliance Capital (Mauritius) Private Ltd.  (Mauritius)
            Alliance Capital Asset Management (India) Private Ltd.
               (India) (75%)
         ACSYS Software India Private Ltd.  (India) (51%)
       ACAM Trust Company Private Ltd.  (India)
       Alliance Eastern Europe, Inc.  (Delaware)
       Alliance Capital Management (Asia) Ltd.  (Delware)
       Alliance Capital Management (Turkey) Ltd.  (Turkey)
       Alliance Capital Mangement (Japan) Inc. 1261  (Delaware)
          Alliance Capital Invest Tr. Mgmt. K.K.  (Japan)
       Alliance Capital Limited  (U.K)
          Alliance Capital Services Ltd.  (U.K.)
                      Dimentional Trust Management Ltd.  (U.K)
       Alliance Corporate Finance Group Inc.  (Delaware)
       BCN Alliance Capital Management SA  (Brazil) (50%)
       Przymierze Trust Fund Co.  (Poland) (49%)
       Alliance SBS-AGRO Captial Management Co.  (Russia) (49%)
       Pekao/Alliance PTE S.A.  (Poland) (49%)
       Whittingdale Holdings Ltd.  (U.K.)
          Alliance Capital Whittingdale Ltd.  (U.K)
          ACM Investments Ltd.  (U.K.)
          Whittingdale Nominees Ltd.  (U.K.)
        Hanwha Investment Trust Mgmt. Co., Ltd.  (South Korea) (20%)
        New Alliance Asset Mangement (Asia) Ltd.  (H.K.) (50%)
        ACM New-Alliance (Luxemborg) S.A.  (Lux.)
        Alliance Odyssey Capital Mgmt. (Porprietary) Ltd.  (South Africa) (80%)
         Alliance-MBCA Capital (Private) Ltd.  (Zimbabwe) (50%)
         Alliance Odyssey Capital Mgmt. (Nambia) (Proprietary) Ltd.  (Nambia)



             (a) Registered Broker/Dealer      (b) Registered Investment Advisor

                               AXA GROUP CHART

The information listed below is dated as of January 1, 2000; percentages shown represent voting power. The name of the owner is noted when AXA indirectly controls the company.

                          AXA INSURANCE AND REINSURANCE

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

AXA Assurances IARD               France         100% by AXA France Assurance

AXA Assurances Vie                France         6.48% by AXA Assurances IARD,
                                                 82.40% by AXA France Assurance
                                                 and 11.13% by AXA Collectives

AXA Courtage IARD                 France         99.77% by AXA France Assurance

AXA Conseil Vie                   France         100% by AXA France Assurance

AXA Conseil IARD                  France         100% by AXA France Assurance

Direct Assurances Vie             France         100% by AXA Direct

Juridica                          France         7.81% by AXA Assurance IARD,
                                                 89.27% by AXA France Assurance
                                                 1.44% by AXA Courtage IARD

AXA Assistance                    France         100% by AXA

AXA Collectives                   France         94.47% by AXA France Assurance,
                                                 3.69% by AXA Assurances IARD
                                                 and 1.25% by AXA Courtage IARD

NSM Vie                           France         40.64% by AXA France Assurance

AXA Global Risks                  France         98.49% by AXA France
                                                 Assurance

Argovie                           France         94.03% by AXA Collectives

S.P.S. Re                         France         69.03% by AXA Reassurance

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

Direct Assurance                  France         100% by AXA Direct

Natio Assurances                  France         50% by AXA Assurances IARD

AXA Assistance                    France         100% by AXA

AXA Reassurance                   France         86.33% by AXA, 8.25% by AXA
                                                 Assurances IARD, 5.07% by
                                                 AXA Global Risks, 0.13% by
                                                 AXA France Assurances and
                                                 0.02% by AXA Collectives

AXA Re Finance                    France         79% owned by AXA Reassurance

AXA Cessions                      France         100% by AXA

UAB                               Belgium        100% by AXA Holdings Belgium

Ardenne Prevoyante                Belgium        99.99% by AXA Holdings Belgium
                                                 and 0.01% by AXA Royale Belge

Assurance Courtraisienne          Belgium        100% by AXA Holdings Belgium

AXA Royale Belge                  Belgium        99.57% by AXA Holdings Belgium
                                                 and 0.43% by UAB

Assurances de la Poste            Belgium        50% by AXA Holdings Belgium

Assurances de la Poste Vie        Belgium        50% by AXA Holdings Belgium

C.G.R.M. Monte Carlo              France         99.99% by AXA Reassurance

AXA Assurance Vie Luxembourg      Luxembourg     100% by AXA Luxembourg S.A.

Paneurore                         Luxembourg     5% by AXA Portugal Companhia de
                                                 Seguros, 20% by AXA Colonia
                                                 Versicherungs, 5% by AXA
                                                 Assicurazioni, 10% by Aurora
                                                 Iberica SA de Seguros y Reas,
                                                 20% by AXA Insurance IK,
                                                 20% by Royale Belge
                                                 Investissement and
                                                 20% by Saint George Re

Crealux                           Luxembourg     100% by AXA Holdings Belgium

Futur Re                          Luxembourg     100% by AXA Global Risks

AXA Assurances Luxembourg         Luxembourg     100% by AXA Luxembourg SA

Hilo Direct Seguros y Reaseguros  Spain          71.43% by AXA Aurora

Ayuda Legal SA de Seguros y       Spain          88% by AXA Aurora Iberica SA de
Reaseguros                                       Seguros y Reaseguros and 12% by
                                                 AXA Seguros de Seguros
                                                 Reaseguros

Aurora Iberica SA de              Spain          99.82% by AXA Aurora
Seguros y Reaseguros

AXA Seguros de Seguros y          Spain          1.45% by AXA and 97.06% by
Reasegiros                                       Aurora Iberica SA de Seguros y
                                                 Reas

Eurovita                          Italy          30% owned by AXA Assicurazioni

UAP Vita                          Italy          62.21% by AXA, 18.70% by AXA
                                                 Conseil Vie, and 19.08% by AXA
                                                 Collectives

AXA Interlife                     Italy          100% by AXA

AXA Assicurazioni                 Italy          84.10% by AXA, 11.70% by
                                                 Grupo UAP Italiana, 2.11% by
                                                 AXA Conseil Vie and 2.07%%
                                                 by AXA Collectives

AXA Equity & Law Plc              U.K.           100% by AXA Sun Life
Assurance Society

AXA Global Risks (U.K) Ltd        U.K.           100% by AXA Global Risks
                                                 (France)

English & Scottish                U.K.           100% by AXA UK

AXA UK                            U.K.           100% by AXA

AXA Sun Life                      U.K.           100% by Sun Life and Provincial
                                                 Holdings Plc

AXA UK Holding Ltd.               U.K.           100% by AXA Reassurance

Guardian Insurance Ltd.           U.K.           100% by Guardian Royal Exchange
                                                 Plc

GREA Assurance                    U.K.           100% by Guardian Royal
                                                 Exchange Plc

PPP Group Plc.                    U.K.           100% by Guardian Royal
                                                 Exchange Plc

PPP Healthcare Ltd.               U.K.           100% by Guardian Royal
                                                 Exchange Plc

PPP Lifetimecare                  U.K.           100% by Guardian Royal
                                                 Exchange Plc

AXA Insurance UK                  U.K.           100% by Guardian Royal
                                                 Exxchange Plc

AXA Reinsurance UK Plc.           U.K.           100% by AXA UK Holding Ltd.

AXA Sun Life Holdings Plc.        U.K.           100% by SLPH

AXA Nederland BV                  The Nether-    51.31% AXA Royal Belge, 38.94%
                                  lands          by Gelderland and 4.11% by
                                                 AXA Holdings Belgium

AXA Schade                        The Nether-    100% by AXA Verzekeringen
                                  lands

AXA Zorg NV                       The Nether-    100% by UAP Verzekeringen
                                  lands

Vinci BV                          The Nether-    100% by AXA
                                  lands

AXA Leven NV                      The Nether-    100% by AXA Verzekeringen
                                  lands

UAP Niew Rotterdam Beheer         The Nether-    100% by AXA Nederland BV
                                  lands

AXA Zorg NV                       The Nether-    100% by AXA Verzekeringen
                                  lands

AXA Portugal Companhia de         Portugal       9.63% by AXA Global Risk, 2.28%
Serguros                                         by AXA Portugal Seguros
                                                 Vida, 5.71% by AXA Conseil Vie
                                                 and 81.93% by AXA
                                                 Participations

AXA Portugal Seguros Vida         Portugal       87.63% by AXA Conseil Vie and
                                                 7.46% by AXA Participations

AXA Compagnie d' Assurances       Switzerland    99.95% AXA Participations

AXA Compagnie d' Assurances       Switzerland    94.99% by AXA Participations
sur la Vie                                       and 5.01% by AXA Compagnie
                                                 d'Assurance.

AXA Al Amane Assurances           Morocco        99.99% by AXA Ona

Epargne Croissance                Morocco        99.59% by AXA Al Amane
                                                 Assurances

Compagnie Africaine               Morocco        100% by AXA Al Almane
d'Assurance                                      Assurances

AXA Canada                        Canada         100% by AXA

AXA Canada ADP                    Canada         100% by AXA Canada

AXA Colonia Krankenversicherung   Germany        51% by AXA Colonia Konzern AG
                                                 and 48.36% by AXA Colonia Leben

Colonia Nordstern Versicherungs   Germany        100% by AXA Colonia Konzern AG

Sicher Direct                     Germany        50% by AXA Colonia Konzern AG
                                                 and 50% by AXA Direct

Albingia Versicherung             Germany        98.98% by GRE Continental
                                                 Europe Holding Gmbh

Albingia Lebenversicherung        Germany        100% by Albingia Versicherung

AXA Colonia Leben                 Germany        50% by AXA Colonia Konzern AG
                                                 and 50% by AXA Colonia
                                                 Versicherung

AXA Colonia Versicherung          Germany        100% by AXA Colonia Konzern AG

AXA Norstern Art                  Germany        100% by AXA Colonia Konzern AG

Tellit Vie                        Germany        100% by AXA-Colonia Konzern
                                                 AG

National Mutual Financial         Australia      100% by National Mutual
Services                                         Holdings

AXA Oyak Hayat Sigorta            Turkey         100% by AXA Oyak Holding AS

AXA Oyak Sigorta                  Turkey         0.70% by AXA Oyak Hayat
                                                 Sigorta and 70.32% by AXA
                                                 Oyak Holding AS

AXA Minmerals Assurance Co. Ltd.  China          51% by AXA China

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

AXA Non Life Insurance Co. Ltd.   Japan          100% by AXA Direct

AXA Life Insurance                Japan          100% by AXA

Dongbu AXA Life                   South Korea    100% by AXA

AXA Insurance Investment          Singapore      100% by AXA
Holdings

AXA Insurance Singapore           Singapore      100% by AXA Insurance
                                                 Investment Holding

AXA Life Singapore                Singapore      100% by National Mutual
                                                 International

GRE Singapore Branch              Singapore      100% by AXA

AXA Life Hong Kong                Singapore      100% by AXA

AXA Insurance Hong Kong           Hong Kong      82.5% by AXA Insurance
                                                 Investment Holdings Pte Ltd
                                                 and 17.5% by AXA

National Mutual Asia Ltd.         Hong Kong      53.8% by National Mutual
                                                 Holdings, Ltd and 20% by Detura

AXA China Region Ltd.             Hong Kong      73.55% by National Mutual
                                                 Holdings

Guardian Insurance Ltd.           Hong Kong      100% by AXA
Hong Kong

The Equitable Life Assurance      U.S.A.         100% by AXA Financial Inc.
Society of the United States
(ELAS)

AXA Reinsurance                   U.S.A.         100% by AXA America

AXA America                       U.S.A.         100% by AXA Reassurance

AXA Global Risks US               U.S.A.         96.39% by AXA Global Risks and
                                                 3.61% by Colonia Nordstern
                                                 Versicherungs AG

AXA Re Life Insurance Company     U.S.A.         100% by AXA America

National Mutual Holdings          Australia      42.1% by AXA and 8.9% by
                                                 AXA Equity & Law Life
                                                 Assurance Society

National Mutual International     Australia      100% by National Mutual
                                                 Holdings Ltd

Australian Casualty Insurance     Australia      100% by National Mutual
Property Ltd                                     Holdings

National Mutual Health            Australia      100% by National Mutual
Insurance Pty Ltd                                Holdings Ltd

Guardian Dublin Docks             Ireland        100% by Guardian PMPA Group
                                                 Ltd.

Guardian PMPA Group Ltd.          Ireland        100 by Guardian Royal
                                                 Exchange Plc

Detura                            Hong Kong      75% by National Mutual Holdings

AXA Insurance Singapore           Singapore      100% by AXA Insurance
                                                 Investment Holdings

AXA Reinsurance Asia              Singapore      100% by AXA Reassurance

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

AXA Reinsurance U.K. Plc.         U.K.           100% owned by AXA U.K.
                                                 Holding Ltd.

Nordstern Colonia Versicherung    Austria        89.95% by AXA Colonia
                                                 Versicherungs
                                                 and 10.05% by Colonia Leben

                       FINANCIAL SERVICES AND REAL ESTATE

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

Compagnie Financiere de Paris     France         96.89% by AXa 0.27% by AXA
(C.F.P.)                                         Assurance IARD and 0.01% by
                                                 Societe Beaujon

AXA Banque                        France         98.7% by Compagnie
                                                 Financiere de Paris

AXA Credit                        France         65% by Compagnie
                                                 Financiere de Paris

Sofapi                            France         100% by Compagnie
                                                 Financiere de Paris

Holding Soffim                    France         100% by Compagnie
                                                 Financiere de Paris

Sofinad                           France         100% by Compagnie
                                                 Financiere de Paris

Banque des Tuileries              France         100% by Compagnie
                                                 Financiere de Paris

Banque de Marches et d'Arbitrage  France         19.51% by AXA and 8.2% by AXA
                                                 Courtage IARD

AXA Investment Managers           France         5.28% by AXA Royale Belge,
                                                 56.48 BY AXA, 1.02% by AXA
                                                 Reassurance, 19.46% by AXA
                                                 Assurance IARD, 5.12% by AXA
                                                 Colonia Konzern and 0.25% By
                                                 Direct Assurances, 2.63% by
                                                 AXA Leven NV, 5.10% by National
                                                 Fund Management, 2.03% by AXA
                                                 Courtege IARD

Banque Worms                      France         1.91% by AXA France Assurance,
                                                 5.32% by AXA Collectives, 6.30%
                                                 by AXA Courtage IARD, 3.06% by
                                                 AXA Conseil Vie, 10.72% by AXA
                                                 Assurances IARD, 21.63% by AXA
                                                 Assurance Vie, 49.56% by
                                                 Compagnie Financiere de Paris

Investment Managers Paris         France         100% by AXA Investment Managers

Transaxim                         France         100% by Compagnie Financiere
                                                 de Participations

AXA Millesimes                                   10.10% by AXA Reassurance,
                                                 11.95% by AXA Reassurance,
                                                 7.26% by Societe Beaujon,
                                                 6.87% by Jour Finance

AXA Colonia Asset Management      Germany        51% by AXA Investment
                                                 Managers and 49% by AXA
                                                 Colonia Konzern AG

AXA Colonia KAG                   Germany        51% by AXA Investment
                                                 Managers and 26.50% by AXA
                                                 Colonia Konzern AG

AXA Colonia Bausparkasse AG       Germany        66.67% by AXA Colonia
                                                 Konzern AG and 32.99% by
                                                 AXA Colonia Leben

Banque IPPA                       Belgium        100% by AXA Holdings Belgium

Royal Belge Investissement        Belgium        100% by AXA Royale Belge

AXA IM Bruxelles                  Belgium        100% by AXA Investment
                                                 Managers

AXA Banque Belgium                Belgium        100% by AXA Holdings Belgium

Royale Belge Investissement       Belgium        100% by AXA Royale Belge

Sun Life Asset Management         U.K.           66.67% by Sun Life and
                                                 Provincial Holdings Plc and
                                                 33.33% by AXA Asset Management
                                                 Ltd.

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

Alliance Capital Management Corp. U.S.A.         100% held by The Equitable
                                                 Life Assurance Society

Donaldson Lufkin & Jenrette       U.S.A.         0.13% by AXA, 31.44% by
                                                 the ELAS, 38.27% by AXA
                                                 Financial Inc. and 1.31%
                                                 by AXA Participations Belgium

AXA IM Holdings Inc.              U.S.A.         100% by AXA Investment
                                                 Managers

AXA IM Rose                       U.S.A.         90% by AXA Investment
                                                 Managers and 10% by AXA IM
                                                 Holdings Inc.

AXA Rosenberg LLC                 U.S.A.         50% by AXA IM Rose

National Mutual Funds             Australia      100% owned by National
Management                                       Mutual Holdings

AXA Investment Managers           Japan          100% by AXA Investment
Tokyo                                            Managers

AXA Investment Managers           The Nether-    100% by AXA Investment
Den Haag                          lands          Managers

AXA IM HK SAR                     Hong Kong      100% by AXA Investment
                                                 Managers

AXA Investment Managers           Hong Kong      100% by AXA Investment
Hong Kong                                        Managers

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

S.G.C.I.                          France         100% by AXA

Compagnie Parisienne de           France         100% by Sofinad
Participations (C.P.P.)

Monte Scopeto                     France         99.99% by Compagnie
                                                 Parisienne de Participations

Colisee Jeuneurs                  France         99.82% by Colisee Suresnes and
                                                 0.17% by Compagnie Parislenne
                                                 de Participation

Colisee Delcasse                  France         99.98% by Colisee Suresnes

Colisee Victoire                  France         99.74% by S.G.C.I.

Colisee Suresnes                  France         21.19% by AXA Assurance IARD,
                                                 0.92% by Societe Beaujon,
                                                 51.07% by Compagnie Financiere
                                                 de Paris, 20.63% by Jour
                                                 Finance and 2.53% by AXA
                                                 Courtage IARD

Colisee 21 Matignon               France         99.44% by S.G.C.I. and 0.55% by
                                                 AXA

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

Colisee Saint Georges SA          France         100% by SGCI

                       HOLDINGS AND MISCELLANEOUS BUSINESS

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

AXA Direct                        France         100% by AXA

Societe Beaujon                   France         100% by AXA

Lor Finance                       France         99.87% by AXA

Jour Finance                      France         60.47% by AXA Conseil Vie,
                                                 39.53% by AXA Assurance IARD


Financiere 45                     France         100% by AXA

Mofipar                           France         99.92% by AXA

AXA Participations                France         53.15% by AXA, 21.90% by AXA
                                                 Global Risks and 24.95% by AXA
                                                 Courtage IARD

Colisee Excellence                France         100% by Financiere Mermoz

Financiere Mermoz                 France         100% by AXA

AXA France Assurance              France         100% by AXA

AXA China                         France         49% by AXA Region Limited
                                                 and 51% by AXA

AXA Participations Belgium        Belgium        17.65% by AXA Global Risks,
                                                 75% by AXA, 1.82% by AXA
                                                 Conseil IARD and 5.53% by AXA
                                                 Courtage IARD

Finaxa Belgium                    Belgium        99.99% by AXA

AXA Holdings Belgium              Belgium        43.75% by AXA, 3.02% by AXA
                                                 Global Risks, 49.10% by AXA
                                                 Participations Belgium and
                                                 4.11% by Vinci BV

GRE Continental Europe            Germany        100% by AXA Cononia Konzern AG
Holding Gmbh

AXA-Colonia Konzern AG            Germany        39.73% by Vinci BV, 25.63% by
                                                 Kolnische Verwaltungs and
                                                 21.62% by AXA

Kolnische Verwaltungs             Germany        67.72% by Vinci BV, 22.99% by
                                                 AXA Colonia Konzern AG and
                                                 8.83% by AXA

AXA Luxembourg SA                 Luxembourg     100% by AXA Holdings Belgium

AXA Ona                           Morocco        51% by AXA Participations

Gelderland                        The Nether-    100% by AXA Holdings Belgium
                                  lands

AXA Oyak Holdings AS              Turkey         50% by AXA

AXA Financial Inc.                U.S.A.         4.12% by AXA Equity & Law
                                                 Life Assurance Society, 43.01
                                                 by AXA, 2.97% by AXA
                                                 Reassurance, 0.03% by AXA
                                                 America, 0.44% by Societe
                                                 Beaujon, 3.21% by Fianciere 45
                                                 and 6.46% by LOR Finance

AXA Aurora                        Spain          30% owned by AXA and 40% by
                                                 AXA Participations

AXA Equity & Law Plc              U.K.           99.94 by AXA Life

Sun Life and Provincial           U.K.           34.52% by AXA and 21.81% by
Holdings (SLPH)                                  AXA Equity & Law Plc

                  ORGANIZATION CHART OF EQUITABLE'S AFFILIATES

                                     NOTES
                                     -----

1. The year of formation or acquisition and state or country of incorporation of each affiliate is shown.

2. The chart omits certain relatively inactive special purpose real estate subsidiaries, partnerships, and joint ventures formed to operate or develop a single real estate property or a group of related properties, and certain inactive name-holding corporations.


3. All ownership interests on the chart are 100% common stock ownership except: (a) AXA Financial, Inc.'s 38.6% interest in Donaldson, Lufkin & Jenrette, Inc., and Equitable Holdings, LLC's 31.7% interest in same; (b) as noted for certain partnership interests; (c) Equitable Life's ACMC, Inc.'s and Equitable Capital Management Corporation's limited partnership interests in Alliance Capital Management L.P.; and (d) as noted for certain subsidiaries of Alliance Capital Management Corp. of Delaware, Inc.

4. The following entities are not included in this chart because, while they have an affiliation with The Equitable, their relationship is not the ongoing equity-based form of control and ownership that is characteristic of the affiliations on the chart, and, in the case of the first entity, it is under the direction of at least a majority of "outside" trustees:

                               EQ Advisors Trust
                               Separate Accounts


5.   This chart was last revised on January 1, 2000.

Item 27.  Number of Contractowners.


                  As of March 31, 2000 the number of participants in the American Dental Association Members Program offered by the Registrant was 26,936.


Item 28.  Indemnification



      (a) Indemnification of Directors and Officers

          The By-Laws of The Equitable Life Assurance Society of the United States ("Equitable Life") provide, in Article VII, as follows:

          7.4 Indemnification of Directors, Officers and Employees. (a) To the extent permitted by the law of the State of New York and subject to all applicable requirements thereof:

               (i) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate, is or was a director, officer or employee of the Company shall be indemnified by the Company;

               (ii) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company; and

               (iii) the related expenses of any such person in any of said categories may be advanced by the Company.

                     (b) To the extent permitted by the law of the State of New
                         York, the Company may provide for further indemnification or advancement of expenses by resolution of shareholders of the Company or the Board of Directors, by amendment of these By-Laws, or by agreement. (Business Corporation Law ss. 721-726; Insurance Law ss. 1216)

          The directors and officers of Equitable Life are insured under policies issued by Lloyd's of London, X.L. Insurance Company and ACE Insurance Company. The annual limit on such policies is $100 million, and the policies insure that officers and directors against certain liabilities arising out of their conduct in such capacities.

      (b) Indemnification of Principal Underwriter

          To the extent permitted by law of the State of New York and subject to all applicable requirements thereof, AXA Advisors LLC has undertaken to indemnify each of its directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact the director or officer, or his or her testator or intestate, is or was a director or officer of AXA Advisors LLC.

      (c) Undertaking

          Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will by governed by the final adjudication of such issue.



Item 29.  Principal Underwriters


          (a) AXA Advisors, LLC, an affiliate of Equitable is the principal underwriter for Equitable's Separate Account No. 301, Separate Account No. 45, Separate Account A, Separate Account I, Separate Account FP and EQ Advisors Trust. AXA Advisors, LLC's principal business address is 1290 Avenue of the Americas, New York, NY 10104.

Set forth below is certain information regarding the directors and principal officers of AXA Advisors, LLC. The business address of the persons whose names are preceded by an asterisk is that of AXA Advisors, LLC.



          (b)      NAME AND PRINCIPAL                POSITIONS AND OFFICES WITH UNDERWRITER
                   BUSINESS ADDRESS                  (AXA ADVISORS, LLC)
                   ----------------                  ---------------------------------------
                   *Michael S. Martin                Chairman of the Board and Chief
                                                     Executive Officer, and Director

                   *Martin J. Telles                 Executive Vice President and Chief
                                                     Marketing Officer

                   *Derry E. Bishop                  Executive Vice President and Director

                   *Harvey E. Blitz                  Executive Vice President and Director

                   *S. Patrick McGunagle             Executive Vice President and Director

                   *Richard V. Silver                Director

                   *Mark R. Wutt                     Director

                    Edward J. Hayes                  Executive Vice President
                    200 Plaza Drive
                    Secaucus, NJ 07096

                   *Craig A. Junkins                 Executive Vice President

                   *Peter D. Noris                   Executive Vice President

                   *Mark A. Silberman                Senior Vice President and Chief
                                                     Financial Officer

                   *James Bodowitz                   Senior Vice President and General Counsel

                    Stephen T. Burnthall             Senior Vice President
                    6435 Shiloh Road
                    Suite A
                    Alpharetta, GA 30005

                   *Catherine P. Earl                Senior Vice President

                    Richard Magaldi                  Senior Vice President
                    6435 Shiloh Road
                    Suite A
                    Alpharetta, GA 30005

                   *Robert Schmedt                   Senior Vice President

                   *Cindy Schreiner                  Senior Vice President

                   *Donna M. Dazzo                   First Vice President

                   *Amy Francesscheni                First Vice President

                   *Anne Nussbaum                    First Vice President

                   *Philomena Scamardella            First Vice President

                   *Michael Brzozowski               Vice President and Compliance Director

                   *Mark D. Godolsky                 Vice President and Controller

                   *Linda J. Galasso                 Secretary

                   *Francesca Divone                 Assistant Secretary


             (c) Not Applicable

Item 30.   Location of Accounts and Records


           The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by The Equitable Life Assurance Society of the United States at:
135 West 50th Street New York, New York 10020; 1290 Avenue of the Americas,
New York, New York 10104; and 200 Plaza Drive, Secaucus, New Jersey 07094.


Item 31.   Management Services

           Not applicable.


Item 32.   Undertakings

           The Registrant hereby undertakes:

           (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

           (b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or
               (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

           (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

                               SIGNATURES



      As required by the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf, in the City and State of New York, on the 25th day of April, 2000.




                                    THE EQUITABLE LIFE ASSURANCE
                                    SOCIETY OF THE UNITED STATES
                                                (Registrant)

                                    By:  The Equitable Life Assurance
                                         Society of the United States

                                    By:  /s/Maureen K. Wolfson
                                         -----------------------
                                          Maureen K. Wolfson
                                            Vice President

                                  SIGNATURES



      As required by the Securities Act of 1933, the Depositor has caused this Registration Statement to be signed on its behalf in the City and State of New York, on this 25th day of April, 2000.



                                                THE EQUITABLE LIFE ASSURANCE
                                                SOCIETY OF THE UNITED STATES
                                                        (Depositor)

                                                By: /s/Maureen K. Wolfson
                                                    ---------------------
                                                      Maureen K. Wolfson
                                                        Vice President

      As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:


PRINCIPAL EXECUTIVE OFFICERS:



*Edward D. Miller                         Chairman of the Board, Chief
                                          Executive Officer and Director


*Michael Hegarty                          President, Chief Operating and
                                          Director


PRINCIPAL FINANCIAL OFFICER:


*Stanley B. Tulin                         Vice Chairman of the Board and
                                          Chief Financial Officer



PRINCIPAL ACCOUNTING OFFICER:




*Alvin H. Fenichel                        Senior Vice President and
                                          Controller



*DIRECTORS:



Francoise Colloc'h         Donald J. Greene            George T. Lowy
Henri de Castries          John T. Hartley             Edward D. Miller
Joseph L. Dionne           John H.F. Haskell, Jr.      Didier Pineau-Valencienne
Denis Duverne              Michael Hegarty             George J. Sella, Jr.
Jean-Rene Fourtou          Mary R. (Nina) Henderson    Peter J. Tobin
Norman C. Francis          W. Edwin Jarmain            Stanley B. Tulin
                                                       Dave H. Williams


/s/Maureen K. Wolfson
   ------------------
   Maureen K. Wolfson
   Attorney-in-Fact
   April 25, 2000

                                 SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, State Street Bank and Trust Company, in its capacity as Trustee of the undersigned collective investment trusts, has duly caused this Registration Statement to be signed by the undersigned, thereto duly authorized, in the City of Boston and Commonwealth of Massachusetts, on this 25th day of April, 2000.


                              LIFECYCLE FUND GROUP TRUST - CONSERVATIVE
                              LIFECYCLE FUND GROUP TRUST - MODERATE
                              S&P 500 FLAGSHIP FUND
                              RUSSELL 2000 FUND
                              DAILY EAFE FUND
                              DAILY GOVERNMENT/CORPORATE BOND FUND
                              SHORT TERM INVESTMENT FUND


                              STATE STREET BANK AND TRUST COMPANY


                              By: /s/ Nicholas A. Lopardo
                                 ------------------------
                                 Nicholas A. Lopardo
                                 Vice Chairman

                              By: /s/ Timothy B. Harbert
                                 ------------------------
                                 Timothy B. Harbert
                                 Executive Vice President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on behalf of the following persons in the capacities on this 25th day of April, 2000.



PRINCIPAL EXECUTIVE OFFICER:
     Marshall N. Carter

PRINCIPAL FINANCIAL OFFICER:
     Ronald L. O'Kelley


PRINCIPAL ACCOUNTING OFFICER:
   Rex S. Schuette


DIRECTORS:
     Marshall N. Carter
     David A. Spina
     Tenley E. Albright
     Joseph A. Baute, Jr.
     I. MacAllister Booth
     James I. Cash, Jr.
     Nader f. Darehshori
     John M. Kucharski
     Charles R. LaMantia
     David B. Perini
     Dennis J. Picard



By: /s/ Nicholas A. Lopardo
   -------------------------
    Nicholas A. Lopardo
    Attorney-in-Fact

By: /s/ Timothy B. Harbert
   -------------------------
    Timothy B. Harbert
    Attorney-in-Fact

By: /s/ Ronald L. O'Kelley
   -------------------------
   Ronald L. O'Kelley
   Executive Vice President, Chief Financial Officer
     and Treasurer


By: /s/ Frederick J. Baughman
   -------------------------
    Frederick J. Baughman
   Senior Vice President Comptroller and Chief Accounting Officer

                             EXHIBIT INDEX



EXHIBIT NO.                                                       PAGE NO.
----------                                                        --------



9(c)          Opinion and Consent of Counsel.


10(c)         Consent of PricewaterhouseCooper LLP.

10(d)         Powers of Attorney (Equitable).